Form 20-F
period 2002-12-31
ARCADIS N V
filed 2003-06-25
CIK 913596

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-22628

ARCADIS NV

(Exact name of Registrant as specified in its charter)

ARCADIS NV

(Translation of Registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Utrechtseweg 68, 6812 AH Arnhem, The Netherlands

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

COMMON STOCK, EUR 0.05 NOMINAL VALUE PER SHARE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Page 1 of 121 pages

The Index to Exhibits is located at page 92

This cover page consists of Two Pages

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

20,296,674 SHARES OF COMMON STOCK, EUR 0.05 NOMINAL VALUE EACH

200 PRIORITY SHARES, EUR 0.05 NOMINAL VALUE EACH

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   ☒     No   ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   ☐    Item 18    ☒

PART 1

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report, and documents incorporated by reference into this report, include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  These statements are based on the beliefs and assumptions of management and on information available to management at the time such statements were made.  Forward-looking statements include information concerning possible or assumed future results of operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of the Company’s services and other aspects of its business, general economic conditions and statements that, in each case, are preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “may,” “could,” “should,” “would” or similar expressions.

Forward-looking statements are not guarantees of performance.  They involve risks, uncertainties and assumptions.  Although the Company makes such statements based on assumptions it believes to be reasonable, there can be no assurance that actual results will not differ materially from expectations.  Many of the factors that will determine these results are beyond the Company’s ability to control or predict.  The Company does not intend to review or revise any particular forward-looking statements made or incorporated by reference in this Form 20-F in light of future events, except as otherwise required by law.  Investors are cautioned not to rely unduly on any forward-looking statements.

The following important factors, and other important factors described elsewhere in this report or in the Company’s other filings with the Securities and Exchange Commission, among others, could cause the Company’s results to differ from any results that it may project, forecast, or estimate in any forward-looking statements:  risks associated with possible changes in environmental legislation, changes in investment flow for infrastructure, changes in the investment climate for buildings and telecommunications infrastructure, risks related to the Company’s ability to acquire and execute projects, fluctuations in currency exchange rates, decreased tax revenues that support public works projects of the type for which the Company is engaged, and declining global economic conditions generally.

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.    KEY INFORMATION

A.                 Selected financial data

The selected consolidated financial data presented below as of and for each of the years ending December 31, 2002, 2001, and 2000, 1999 and 1998 have been derived from the audited Consolidated Financial Statements of ARCADIS.  Such data should be read in conjunction with, and are qualified by reference to, the Consolidated Financial Statements and the Notes thereto set forth in Item 18 hereof. ARCADIS prepares its Consolidated Financial Statements in accordance with Netherlands Generally Accepted Accounting Principles (GAAP), which differ in certain respects from U.S. GAAP.  See Note 17 of Notes to the Consolidated Financial Statements of ARCADIS which contains reconciliations of net income and shareholders’ equity reflecting the significant differences in accounting practices.  For the convenience of the reader the EUR amounts as of and for the year ending December 31, 2002 have been translated into U.S. dollars at the May 30, 2003 noon buying rate in New York City for cable transfers in foreign currencies certified for customs purposes by the Federal Reserve Bank of New York of  € 0.8499 = US$ 1.00.

Amounts previously reported in Dutch guilders are reported in EUR using the irrevocably fixed conversion rate which became effective on January 1, 1999 (€ 1 = NLG 2.20371). See also Notes to the Consolidated Financial Statements.

	For the years ended December 31,
	2002	2002	2001	2000	1999	1998
	US$	EUR	EUR	EUR	EUR	EUR
	(in millions except shares and per share amounts)
Consolidated Statement of Income Data (a)

Amounts in accordance with Netherlands GAAP
Gross revenue	963.8	819.1	797.4	776.2	655.5	578.6

Net revenue	679.8	577.8	563.5	550.9	459.8	410.8

Income from operations before taxes	47.9	40.7	36.2	31.8	25.5	24.3

Net income, excluding extraordinary items	29.0	24.7	23.1	20.7	17.6	15.5

Net income	29.0	24.7	25.1	20.7	17.6	13.7

Basic net income per common share	1.44	1.22	1.24	1.04	0.90	0.72

Diluted net income per common share	1.42	1.21	1.23	1.04	0.90	0.72

Average number of shares (in thousands)	20.291	20.291	20.280	20.022	19.513	19.080

Dividend per common share (d)	0.56	0.48	0.44	0.39	0.33	0.30

Amounts in accordance with U.S. GAAP (b)

Net income	27.4	23.3	24.5	24.3	19.0	14.8

Basic net income per common share (c)	1.35	1.15	1.21	1.21	0.98	0.78

Diluted net income per common share (c)	1.35	1.15	1.20	1.21	0.98	0.78

	For the years ended December 31,
	2002	2002	2001	2000	1999	1998
	US$	EUR	EUR	EUR	EUR	EUR
	(in millions)
Consolidated Balance Sheet Data (a)

Amounts in accordance with Netherlands GAAP
Total assets	404.5	343.8	309.9	298.8	296.3	253.1
Long-term debt, excluding current portion	32.4	27.6	22.0	23.1	5.7	6.4
Capital stock	1.2	1.0	1.0	1.0	1.0	0.4
Shareholders’ equity	147.0	125.0	124.8	107.3	93.9	81.5

Amounts in accordance with U.S. GAAP
Shareholders’ equity	193.7	164.6	230.0	210.2	184.2	161.0

(a)          Following generally accepted accounting principles in the Netherlands, the partnership Euroconsult, in which the Company held a 65% interest until April 1, 1999, is consolidated on a proportionate basis in the first quarter of 1999. The Company holds, and has held since April 1, 1999 a 100% interest in Euroconsult and its results are consolidated with the Company’s on a full basis since April 1, 1999. Under U.S. GAAP, such interest would be fully consolidated for the first quarter of 1999, but the different accounting treatments have no effect on shareholders’ equity and net income.

The Spanish company Grupo EP in which the Company holds a 50% interest, is included in the consolidated financial statements on a proportional basis in conformity with NL GAAP. Under U.S. GAAP, the investment in a joint venture would be accounted for under the equity method.  This variance from U.S. GAAP has no effect on shareholders’ equity and net income.  Additional information is provided in Note 17 of the Notes to the Consolidated Financial Statements.

(b)         Net income in 2001 of € 24.5 million, calculated in accordance with U.S. GAAP, includes the gain on the sale of the non-consolidated participation in Analytico of € 4.0 million (€ 0.20 per share) and the charge related to the restructuring of the Company’s property valuation activities in the Netherlands of € 2.0 million (€ 0.10 per share). Net income in 1998 of € 14.8 million, calculated in accordance with U.S. GAAP, includes the loss from the divestment of Gebr. Becker GmbH, Germany, the restructuring of the contracting activities in the Netherlands in the amount of € 1.8 million (€ 0.10 per share), and the write-off of goodwill of the Company’s investment in Becker in the amount of € 1.7 million (€ 0.09 per share).

(c)          Basic net income per common share amounts calculated in accordance with U.S. GAAP are based upon the weighted average number of common shares outstanding during the period. Diluted net income per common share amounts calculated in accordance with U.S. GAAP are based upon the weighted average number of common shares outstanding during the period plus the dilutive effect of potential common shares outstanding during the period.

(d)         Dividend per common share amounts represent amounts relating to each year which are approved and paid in the following year. The dividend per outstanding share of common stock of € 0.48 for the year ended December 31, 2002, was approved by the Annual General Meeting of Shareholders of the Company on May 14, 2003.

The following table sets forth, for the fiscal periods indicated, the high, low, average and period ending exchange rates for U.S. dollars expressed in EUR per U.S. dollar.

Period	High*	Low*	Average	End*
Year ended December 31, 1998	0.95	0.83	0.90	0.85
Year ended December 31, 1999	1.00	0.85	0.94	1.00
Year ended December 31, 2000	1.21	0.96	1.09	1.07
Year ended December 31, 2001	1.19	1.05	1.12	1.13
Year ended December 31, 2002	1.17	1.06	1.06	0.95

* Quoted by the Amsterdam Foreign Exchange

B.                 Capitalization and indebtedness

Not applicable.

C.                 Reasons for the offer and use of proceeds

Not applicable.

D.                 Risk factors

Changes to regulations, particularly those relating to the environment, could weaken the demand for the Company’s services.

Demand for the Company’s principal environmental services is related to the response of governmental authorities to public concern for environmental issues.  If public concern for environmental issues weakens, or governments of countries where the Company operates become less responsive to public concerns, there could be substantially less demand for the environmental services offered by the Company, which could have a material adverse effect on the Company’s business.

A continued global recession could have an adverse effect on the Company’s revenues.

Approximately 50% of the Company’s revenues are derived from clients in the private sector. As a result, the Company is exposed to general economic cycles which influence the willingness and ability of private sector firms to invest in those segments of their businesses that demand the Company’s services. A continuation of the existing economic downturn could have a material negative effect on the Company’s ability to attract or retain business.

Decreases in government tax revenues, which support large public works projects, could weaken demand for the Company’s services.

The other approximately 50% of the Company’s revenues are derived from clients in the public sector. These public sector clients rely on tax revenues to fund large public works projects of the type for which the Company is often retained.  During an economic downturn, governments collect significantly less tax revenue and often try to limit discretionary expenditures to balance their budgets.  Government limits on spending for environmental remediation, infrastructure expansion or enhancement, public sector building projects, real estate data services or telecommunications infrastructure investments could have a material adverse effect on the Company’s ability to attract or retain business.

The seasonality of the Company’s business may cause its revenues and earnings to fluctuate.

The Company’s results may fluctuate seasonally and over longer periods of time.  Factors contributing to such fluctuations include the manner in which clients from the public sector spend their budgets, as expenditures can often be delayed pending approval by regulatory agencies or for other client considerations; the level of subcontractor services; weather, which may limit the amount of time Company professionals have in the field; and the number of working days available, which is influenced by public holidays and holidays declared by the Company.

The refusal or inability of the Company’s clients to timely pay the Company for services could cause the Company to have insufficient working capital.

Although several different factors affect the Company’s financial position, working capital is the most critical.  Whether the Company can maintain sufficient working capital during any given period is dependent upon factors not entirely within the Company’s control, including the willingness or ability of its clients to meet the contractual payment terms set forth by the Company.  If the Company is not able to maintain sufficient working capital, the Company’s growth and continued operations could be materially adversely affected.

The Company’s international operations expose the Company to significant currency risk.

ARCADIS does a substantial amount of business in non-euro countries. The currencies in these countries vary in value against the euro over time.  Declines in the value of these currencies as measured against the euro could result in a reduction in the value, as reflected on the Company’s balance sheets of certain net assets of foreign operations.

The Company’s increased reliance on projects that involve an investment of equity expose the Company to additional risk.

The strategy of ARCADIS calls for increased involvement of the Company in what are referred to as “Design, Build, Finance and Operate” (DBFO) projects. The nature of these projects involves the investment by the Company in the equity or assets of the project under development. Should such a project fail, then the Company may lose some or all of the resources and capital it has invested in the project. Of total gross revenues of ARCADIS less than 5% is generated by DBFO projects and less than 5% of total assets is invested in DBFO projects.

Competition may impede the Company’s growth level

ARCADIS is engaged in highly competitive markets in all of its service areas.  In The Netherlands, the European Union, the United States and outside the European Union, ARCADIS competes with many other firms, ranging from small local firms to large national and international firms.  In addition to price, ARCADIS competes primarily on the basis of quality of service, project management expertise, and ability to provide integrated solutions.  Other competitive factors include application of state-of-the-art technology, geographic location and availability of personnel.  A significant portion of ARCADIS’ revenue is generated through direct contact and negotiations with clients resulting largely from existing relationships rather than through public or other bidding procedures.  The development of new and more efficient technology by competitors of ARCADIS may have an adverse effect on

ARCADIS if such technology is not accessible to ARCADIS or is incompatible with the services provided by ARCADIS.

ITEM 4.    INFORMATION ON THE COMPANY

A. History and development of the Company

ARCADIS N.V. is a public company organized under the laws of the Kingdom of The Netherlands.  Its principal office is located at: Utrechtseweg 68, 6812 AH, Arnhem, the Netherlands and the telephone number is *31-26-3778911.  The Company, including ARCADIS N.V. and its consolidated subsidiaries is an international provider of comprehensive knowledge-based consulting services in the areas of infrastructure, environment, buildings and communications.

The initial predecessor of the Company was incorporated in the Netherlands in 1888 under the name Nederlandsche Heidemaatschappij. Most of the commercial activities of the Company are undertaken under the trade name ARCADIS, which is also used herein to refer to ARCADIS N.V. and its consolidated subsidiaries. In some countries, the Company carries out operations under different legal or commercial names for local competitive reasons.

The Company’s Strategy

After years of international expansion, ARCADIS developed a revised strategy in mid-2000 with a primary goal of increasing profitable growth in the markets in which ARCADIS is already active. To reach this goal, ARCADIS selected four strategic cornerstones:

•                      Organic earnings growth in the Company’s core business (organic growth represents the gross revenue increase the Company is able to generate on a year-over-year comparison in its existing – non acquired – businesses excluding exchange rate differences)

•                       Strong growth in selected market segments;

•                       Broadened service offerings to industrial clients; and

•                       Strategic acquisitions.

Following is a summary of the Company’s progress implementing these objectives during 2002.  The Company re-evaluated, and in some cases revised, these objectives during the fall of 2002, as noted in the discussion of several of the cornerstones below.

Organic earnings growth in existing core businesses

Organic growth 2%

Organic growth, which the Company defines as growth derived from operations which are consolidated in the Companies financial statements for longer than one year, excluding the effects of exchange rate differences, in the Company’s core business activities in 2002 totaled 2%, against a target growth rate of 6.5%. Growth was negatively impacted by the decline in the Netherlands of the property valuation activities and the decline in contracting activities. The decline in property valuation activities is related to the cyclical nature of this business, whereas the decline in contracting activities is the result of the Company’s strategy to reduce the number of activities with a less than average margin.  Excluding these effects, organic growth totaled 4%. Although the Company did not reach its target growth rate, management was satisfied with the results given market conditions. The Company’s infrastructure activities, generating more than 50% of revenues, achieved an organic growth rate of 7%.

The positive organic growth was at least in part attributable to the Company’s increased efforts during 2002 to cross-market expertise to strengthen and expand existing client relations. For example, rail expertise from the Netherlands applied during earlier successful projects in Chile, is now used to secure involvement in projects in the United States and in several European countries.

Increased Profitability

In 2002, the Company’s operating margin, defined as the earnings before interest, taxes and amortization of goodwill as a percentage of net revenues, increased to 7.4%, up from 6.4% and 6.9%, respectively, in 2000 and 2001.  The Company achieved this result by continuously concentrating on activities with higher margins and reducing or selling activities that yielded unacceptable margins. In addition, the Company reduced costs by integrating its operations and outsourcing routine tasks to countries with lower labor costs.

Revisions to Organic Growth Strategy

By concentrating its efforts on select clients, the Company believes it can increase its market share. To implement this strategy, the Company will strengthen the account management program and establish programs to more effectively leverage the firm’s collective knowledge and global client relationships. This will require using specialized expertise to win new clients or market share with existing clients, as well as using relationships with multinational clients.

The Company also believes that an essential part of organic growth should come from the sale of new products and services to existing clients. First, this involves using existing competencies to capitalize on new growth areas. Good examples of these initiatives are the wind energy projects in Germany, traffic management systems projects in the Netherlands, and new water management methods. Second, the Company must develop new competencies to become active in future growth markets. To this end, ARCADIS has decided to focus on:

•                  Facility management: ARCADIS intends to capitalize on the trend among companies to outsource their non-core activities, including the management of buildings and industrial complexes. In an attempt to quickly gain ground in this growth market, the Company structured a joint venture with U.K.-based Aqumen at the end of 2002. In this joint venture, ARCADIS supplies the client contacts, while Aqumen brings its extensive experience in this field and its proprietary management and business systems. The joint venture is designed to manage clients’ non-core business activities using long-term contracts.

•                  DBFO contracts: Design, Build, Finance and Operate contracts involve obligations beyond the usual task of delivering a certain number of services or a specific result. These contracts include the delivery of a total product (Design and Build), the financial arrangements (Finance), and the operation of the business for a certain period (Operate). As financial investments in infrastructure are becoming scarce, projects involving these elements are becoming more common in the marketplace.  To bundle experience and mitigate risks, the Company has assembled a group of experts at the corporate level to work with the operating companies in developing initiatives in this area.

Growth in infrastructure segment; decline in telecommunications segment

In 2000, the Company identified its infrastructure and telecommunications market segments as candidates for significant growth. With an organic growth rate of 7% in 2002, the Company met its expectations for growth in the infrastructure market. As a result of the severe downturn in the telecom markets and the resultant decrease in investment budgets, the Company’s revenues in the telecom sector declined substantially, short of the Company’s expectations.  The Company has adjusted its resources in the telecommunications segment to meet market demands, and it currently represents a small portion of the Company’s total revenues.

Expansion of services to industry

The Company expects that offering expanded services to its industrial clients will increase organic growth. In 2002, the Company expanded its Multi National Clients (MNC) program that uses an account management system to serve individual clients in several countries. ARCADIS has also established goals for each of its operating companies to increase revenues derived from their prime industrial clients.  In addition, ARCADIS developed or expanded its facility management and compliance programs in the Netherlands and the United States, which the Company believes will be in increasing demand by industrial clients.

Strategic Acquisitions

Acquisition Activity During 2002

During 2002, the Company completed one major and one niche acquisition and divested some non-core businesses.  The total amount spent on acquisitions of consolidated and non-consolidated companies during 2002 was € 16.2 million, up from € 5.7 million in 2001 and € 7.3 million in 2000.

France

In mid-2002, the Company acquired FC International SA, or FCI, a leading French infrastructure and engineering services company with 800 employees and annual gross revenue of € 70 million. FCI derives 70% of its revenue from France, where it operates under the brand names EEG Simecsol (infrastructure) and Gester (environment). With 10% of its revenue generated in the Czech Republic, FCI also benefits from investments related to future admission of the Czech Republic to the European Union. FCI generates it remaining revenue in the Middle and Far East. FCI’s expertise is in the area of tunnels, bridges, and viaducts, and the application of this expertise throughout the ARCADIS network is consistent with the Company’s growth through synergy strategy. ARCADIS paid € 12 million for this acquisition, of which € 5.8 million was goodwill.

Spain

In the second quarter of 2002, Grupo EP, in which ARCADIS holds a 50% share, acquired the Spanish company Casta (gross revenues € 4 million). Casta specializes in managing housing and related services for senior citizens, capitalizing on the strong growth in Spain for services to seniors.

Divestitures

ARCADIS actively manages its portfolio of services, which means it also divests activities that lack strategic fit or profitability.  During 2002, the Company divested a non-profitable communications group in Spain.  The Company also sold a small environmental group in the United States.

Revisions to Acquisition Strategy

Acquisitions remain an important cornerstone in the Company’s strategy and are aimed at strengthening the portfolio while expanding its home market positions in Europe and North and South America. Expansion in North America is still an important priority, not only in the infrastructure segment, but also in services for industrial clients. The Company is considering expansion of its limited positions in the United Kingdom and Eastern Europe. The admission of Eastern European nations to the European Union will involve considerable investments in the fields of infrastructure and environment, offering positive opportunities for ARCADIS. Poland and the Czech Republic, where the Company already is positioned, are focus areas for expansion.

The financial criteria the Company requires when considering an acquisition include:

•                  Positive contribution to earnings per share

•                  A margin preferably at the level of ARCADIS’ goals; and

•                  A projected return on investment of 15% or more.

B. Business overview

The Company provides consulting and engineering services in four principal business areas: infrastructure, environment, buildings, and communications. Recent developments in these business areas, and the relative contributions of each segment to the Company’s 2002 performance, are noted below.

Infrastructure

This segment includes all ARCADIS activities that are focused on designing physical living environments. This comprises planning areas for living, working, and recreational activities, as well as connecting these areas through highways, railroads, and waterways. Infrastructure development for the energy sector, as well as the water management sector, is also a component of this segment.

This segment’s share of total revenues increased to 51% in 2002. In 2001, this was 47%.

Most significant growth market

With revenue growth of 11% in 2002, the infrastructure segment was again the most significant growth segment for ARCADIS, aided by the acquisition of FCI. Organic growth of the infrastructure segment totaled 7%. In the second half of the year, organic growth softened, predominantly as a result of the decline in Dutch contracting activities.  Excluding the decline in Dutch contracting activities, growth of the segment totaled 14%, of which 10% was organic.  In the United States, investment budgets of individual states came under pressure, resulting in a slight decline in fourth quarter revenues. While 2002 revenues derived from the United States and the Dutch consulting activities contributed to growth, the principal revenue growth came from Belgium, Spain, and South America.

Rail infrastructure projects in the Netherlands

Dutch rail infrastructure projects yielded considerable work during 2002. The volume of major rail projects in the Netherlands declined slightly as the Company’s involvement in the development of a high speed railway line from Amsterdam to Paris and in the development of a freight line to Germany is nearing completion. However, new rail projects such as the Hanzeline railway have or may offset this decline.

Cross-border rail development

Outside the Netherlands, ARCADIS is also becoming more active in rail infrastructure projects. The Company’s comparative cross-border study of the technical and financial feasibility of a freight railway connection between the Dutch city of Rotterdam and Belgium is one example. A decision regarding this investment is expected in 2003. In Belgium, ARCADIS studied railway safety conditions. In Germany, the Company evaluated the hydrogeological conditions in the area between the towns of Ebensfeld and Erfurt, where the German national railroad company Deutsche Bahn plans to construct a new railroad. In Spain, ARCADIS worked on a number of important rail infrastructure projects in the high-speed rail line network that has expanded rapidly with the assistance of European subsidies. During 2002, the Company completed designs for the East Guadarrama tunnel in Spain, a European tunneling project with a total length greater than 20 miles. During 2002, the Company was also awarded its first rail infrastructure project in Poland, which involves supervising the construction of 30 miles of track on the pan-European railroad connection between Berlin and Warsaw.

Light rail and metro systems

To combat traffic congestion, many highly populated urban areas are looking at opportunities to construct, expand, and improve light-rail or metro systems. During 2002, ARCADIS completed a large-scale integrated safety study for the RijnGouweRoute, a light-rail connection planned between the Dutch towns of Gouda and Alphen a/d Rijn. In Chile, ARCADIS was awarded an additional project for the design of a tunnel and four stations as part of a 20-mile expansion of the subway network in the capital of Santiago. In Madrid, ARCADIS managed the construction of the Metrosur, a subway line that connects the southern suburbs with the center of the Spanish capital. The Company’s newly-acquired subsidiary, FCI, continued work on the subway systems in Paris, Marseille, and Toulouse, as well as on the design of a new tramway system for the town of Strasbourg.

Traffic management

ARCADIS’ experience in traffic management systems for railways can also be applied to improving roadway systems. In 2002, ARCADIS was engaged to conduct a traffic study of the A1 highway between the Dutch towns of Eemnes and Hengelo; the Company evaluated more than 80 miles of highway for potential traffic-flow improvements. In the United States, ARCADIS was hired to work on an integrated traffic management system for a major area of metropolitan Atlanta, which has some of the worst traffic congestion in the United States. In addition to local traffic, this system considers interstate traffic for optimal traffic flow.

Energy infrastructure

During 2002, ARCADIS secured several significant projects in the energy infrastructure market.  In Germany, the Company successfully completed several wind parks and developed an innovative design for anchoring windmills in the sea. In Poland, ARCADIS completed preparations for the construction of an approximately 150-mile oil pipeline, including the environmental impact assessment, environmental permitting, and environmental contingency plans in case of leakage. In Brazil, the Company’s involvement with the design and development of three emergency energy plan projects yielded considerable work. These three energy plants with a total combined capacity of approximately 200 megawatts, are now operational.

Antwerp beltway project

In Belgium, ARCADIS was awarded a ten-year contract as project manager of the consortium that will complete the integrated restructuring of the complete infrastructure of the Antwerp region.  The Company was awarded the contract following an international bidding process.

Outlook

Sluggish economic growth is expected to have little impact on the developments in the infrastructure market. This is, in part, the result of the long-term nature of large infrastructure projects and the great need for infrastructure investments in almost all countries. Although large development projects like the construction of the high-speed railway line and freight railway line in the Netherlands have peaked, new budgets are being allocated for rail maintenance on existing tracks to increase capacity and improve on-schedule performance. This requires system knowledge in switches, energy, signaling, and communications, all of which are areas in which ARCADIS is well positioned. In public-sector work in the Netherlands, tendering procedures cause delays in the awarding of projects. As a result of shrinking government budgets, the Company expects more opportunities for contracts in which private-sector parties play a larger role in the development, financing, and operation of projects. In the United States, pressure on investment budgets of individual states is expected to continue during 2003. The wastewater treatment market is expected to remain flat, while markets for water management, real estate development, and homeland security have expanded. In Spain, state programs for transportation and water generate a large volume of work. In Belgium, ARCADIS in early 2003 won a large project to upgrade approximately 800 dangerous road crossings throughout Flanders. This project is a five-year contract. In France, ARCADIS FCI expects to benefit from the trend of private-sector parties conducting more public-sector work. In Germany and the Czech Republic projects were won to repair damages and consult on future prevention measures related to the flooding that took place in fall 2002. In short, the infrastructure market offers ARCADIS a stable basis for revenue development.

Environment

The environmental segment of ARCADIS’ business generated 28% of revenues in 2002, compared to 29% in 2001.  The environmental segment includes all activities related to the improvement and maintenance of air, soil, and surface water quality, nature projects, and projects related to noise abatement, solid waste disposal, and external safety.

Slight Revenue Decline

Revenues in the Company’s environmental segment decreased by 1% as a result of exchange rate declines and strategic divestitures. Excluding these effects, revenues in the environmental segment grew by 5%.  This includes the environmental activities that were added through the acquisition of FCI. Organic growth in this segment of 2% was predominantly generated in the United States.  In Brazil, activities at Hidro Ambiente – which the Company acquired in mid-2001 – increased considerably, especially through the awards of projects by multinational clients. Multinational clients also accounted for solid growth in Belgium and the United Kingdom. Influenced by the economic downturn, activities in the Company’s most mature European environmental markets, the Netherlands and Germany, decreased slightly.

Strong Performance in the United States

In the United States, ARCADIS’ position as a market leader in soil and ground-water remediation consulting expertise served to  expand market share, leading to organic growth of 5%.  ARCADIS’ strategy is to invest in the development of innovative and affordable remediation technology that adds value for private-sector clients. For example, ARCADIS’ involvement since 1998 with the remediation of a heavily contaminated former industrial site in New York has saved the client a total of US$ 3 million when compared to the previous approach for the site. The application of innovative technologies also forms the basis of the Company’s Guaranteed Remediation and Insurance Program™ (GRiP™) in the United States. In this program,  ARCADIS guarantees the pricing of the remediation, covering the increased exposure with an insurance policy. After initial successes of the GRiP™ in the private sector, the Company bid for and received two large five-year projects for the Department of Defense totaling US$ 40 million in revenues for the remediation of active military installations. During 2002, the Company also acquired specific patents for soil remediation in the metals and mining industries and has already been awarded its first projects utilizing these patent technologies.

Introduction of technology in Europe

Prior to 2002, the Company commenced initiatives to expand the Company’s position in the European soil remediation market, in part by introducing technology developed by ARCADIS in the United States to the European market.  2002 saw the emergence of a market for implementation of soil remediation projects in Belgium, instead of only studies and remediation planning.  The Company’s strong growth in the United Kingdom is related to government policy directed at redeveloping previously used properties into new residential areas or industrial complexes.

Asset management approach

Many companies are located on older sites in or near urban centers. These sites are often contaminated and do not meet current standards for (re)development, either because the facilities are obsolete or because improvements are  not feasible because of space constraints. For these situations, ARCADIS developed an approach in which remediation costs are compared to possible revenues generated from new activities at the redeveloped site. This asset management approach allows clients to weigh remediation costs against future revenue streams from the redeveloped site.

Good Performance in South America

In both Chile and Brazil, ARCADIS benefitted from steady increases in demand for environmental services. In Chile, ARCADIS successfully completed studies of soil contamination in urban areas and a group of large oil companies selected ARCADIS to assist in the redevelopment of the Las Salinas oil terminal. As part of the Las Salinas project, ARCADIS delivered an environmental audit, performed risk analysis, studied soil and groundwater contamination, and developed remediation plans. Revenues in Brazil grew by approximately 18% during 2002, in part as a result of the 2001 acquisition of Hidro Ambiente and in part a result of the Multi National Clients Program, which yielded environmental projects from existing ARCADIS clients in Brazil.

Nature development increases

The Company experienced increased demand for the “green” component of its environmental segment during 2002.  In the Netherlands, the Company completed projects related to the Bird and Habitat Directives and other restructuring plans in rural areas. ARCADIS was involved in planning a new agricultural zone for the livestock breeding industry – under this approach, existing livestock companies are moved into the agricultural zone, abating nuisances elsewhere and functions such as manure processing and water supply are consolidated, resulting in increased efficiency.  ARCADIS also provided ecological advice, permitting, construction management, as well as bridge and road design and styling services for the construction of a one-half-mile nature bridge near the Dutch town of Hilversum that will connect two nature reserves.

Outlook

In recent years, ARCADIS has demonstrated that an increase in environmental activities is possible, even with a downturn in the economy. The Company expects further expansion of its share of the market for environmental services in the United States during 2003, particularly in the area of soil remediation. The GRiP™ approach for the federal government and in particular the Department of Defense offers solid opportunities for the Company. The United States patents offer the Company inroads to the metals and mining industries. In addition, the Company expects that its facility compliance initiatives, in which ARCADIS assumes the management of environmental assets for clients, will provide a significant contribution to growth in 2003. Outside the United States, the Company believes growth will be driven primarily by expansion of operations in the less mature environmental markets such as France and Brazil. In Europe, the introduction of the Seveso II Directive should lead to a more stringent application of environmental legislation for companies. Execution of the government-sponsored remediation planning for industrial sites in the Netherlands should positively influence market conditions. The impetus in the green environment is the increased attention for ecological development, which should result in new opportunities in the Netherlands, as well as in developing countries where ARCADIS Euroconsult is earning a distinguished name in this field.

Buildings

Projects in this segment include office buildings, manufacturing facilities, logistical centers, and multifunctional stadiums.  This segment represented 13% of total revenues in 2002, compared to 13% as well in 2001.

Revenues stabilize

After a significant decline in 2001, revenues stabilized in this segment during 2002 as a result of acquisitions completed during the year. Excluding the effect of these acquisitions, revenues declined by 3% during 2002. This was predominantly the result of declining private-sector investments, a trend that began in the United States in 2001. In Belgium and Spain, considerable growth during the first three quarters of 2002 leveled off in the fourth quarter. Demand in the Netherlands declined as a result of increased vacant office space.

Pickup in the United States

Following a sharp decline in activities in the United States during 2001 as a result of weak economic conditions, revenues continued to decline to a lesser extent during 2002. In mid-2002, ARCADIS won a number of large projects for the automotive industry, stabilizing the Company’s position in the second half of the year. ARCADIS secured a contact for the design of a new Hyundai automotive plant in Montgomery, Alabama. ARCADIS also won design-build project for the expansion of existing laboratory facilities in Southfield, Michigan for DENSO – a supplier of technology, systems, and components for the automotive industry. These projects contributed to the increased revenues in the fourth quarter.

Growth in Belgium and Spain

The Company did experience growth in its buildings segment in Belgium and Spain during 2002. The Company attributed the growth in Belgium to the increasing tendency of many companies to outsource their non-core activities. In Spain, the Company’s offerings of “turn-key” solutions for this segment benefited from relatively favorable market conditions generally.

Alternatives for the Dutch office market

In the Netherlands, there was a continued decline in market demand for office buildings during 2002, as this segment is vulnerable to economic cycles.  Representative projects commenced or completed during 2002 included construction and design services for a parking garage, hotel, and mega movie theater complex in the Dutch town of Almere, technical support for an expansion of the Rijksmuseum in Amsterdam,  renovation of the parking garage under the famous Vrijthof Square in the Dutch city of Maastricht, and design of interior climate control and energy supply systems for, as well as general project management services of, the renovation and remodeling of the Unilever headquarters.

Prisons in Chile

To remedy overcrowding in Chile’s prisons, the Chilean government has issued concessions for the design, build, financing, and operation (DBFO) of prison complexes. During 2002, a consortium for which ARCADIS provided sophisticated architectural and engineering design plans won the first concession.  ARCADIS also won an additional assignment to complete definitive technical plans for the prison complex.

Outlook

Activities in the buildings segment are more cyclical than those in infrastructure and environment and have suffered more as a result of general economic conditions.  The Company’s backlog of projects in the United States suggests signs of a modest recovery.  The Company expects a continued downturn in Europe to hinder a recovery of the buildings segment in Europe during 2003.  To reduce vulnerability to these cycles, ARCADIS is diversifying its representation of certain client sectors to take advantage of opportunities in public-sector, health care, education, and public safety.  In addition, ARCADIS continues to focus on expanding its involvement in projects offering higher margins such as consulting services, project management, and facility management.

Communications

This segment includes three types of activities: the Dutch-based property valuation activities; the telecommunications activities; and all other activities related to the gathering and processing of predominantly geographical information (GIS). In 2002, the communications segment represented 8% of total revenues compared to 11% in 2001.

Declining revenues

Gross revenue in the communications segment declined by 18% in 2002. The organic decline totaled 15%. The Company attributes the bulk of the decline to revenue shortfalls in telecommunications and property valuation activities. This decline was somewhat offset by continued growth in the GIS business.

Telecommunications market continues to contract

Revenues from the Company’s telecommunications business declined by approximately 50% during 2002 as a result of weak market conditions in the United States and elsewhere.  Because of limited investment by telecom operators in Europe in Universal Mobile Telephone System (UMTS) rollouts, activities related to antenna installations have been reduced significantly. To meet the demand for a turnkey approach in the United States, the Company established ARCADIS Communications Construction  to work on behalf of U.S. Cellular to make modifications to its cell phone network in North Carolina.

In the Netherlands, telecom revenues remained unchanged from last year as a result of the Company’s focus on niche segments.  The Company has seen increased demand from municipalities in ARCADIS’ First Mile® concept, in which residential areas and industrial complexes are connected to a high-speed fiber optic backbone network.

Strong growth in Geographical Information Systems

The market for GIS and data services, which during 2002 generated two-thirds of the Company’s revenues in the communications segment, continued to grow. Organic growth of this business totaled 12%. GIS is a computer-based system that stores geographical data related to infrastructure, environment, and buildings and can be used to develop new plans or analyze existing management and maintenance practices. For Progress Energy in the United States, ARCADIS developed a GIS system that maps all data related to the client’s network of pipelines, connectors, testing facilities, and commercial properties. In Spain, the Company developed a GIS system to map the approximately 7,000-mile water network of Canal de Isabel II, one of the largest water companies in Europe. In Poland, the Ministry for the Environment awarded ARCADIS a project to build a cadastral system for water management. In England, GIS was successfully adapted for industrial clients, specifically in the mapping of environmental issues.  The Company developed a GIS system for the Petroleum Institute in Great Britain that provides information regarding the risk of contamination at all gas stations in the United Kingdom.

Outlook

The Company expects a new round of property valuations to create growth in this business during the second half of 2003. The Company does not expect telecommunications market to recover in 2003. Limited investment in the UMTS market is expected to result in few project starts with relatively low margins. Growth in the GIS market is expected to continue. ARCADIS expects a new cooperation agreement signed at the end of 2002 with ESRI,  a company with global presence that creates software products for GIS applications, to increase growth opportunities in this segment.

Geographic Segments

As of 2002, ARCADIS distinguishes four regions for geographical segment reporting purposes: the Netherlands (excluding ARCADIS Euroconsult), other European Countries, North and South America, and other countries.

The Netherlands

Slight decrease in revenue and profit

Gross revenue in the Netherlands (after elimination of internal inter-regional revenue streams) declined by 3% to € 297 million, compared to €306 million during 2001 and € 298 million during 2000, almost entirely as a result of the decline in contracting activities, as discussed immediately below.  Consulting activities, which constitute 80% of the Company’s revenues in the Netherlands, grew 2% despite a decline in property valuation activities. Excluding the decline in property valuation activities, growth in consulting activities totaled 5%, specifically attributable to gains in the infrastructure segment. Operating income declined by 6% to € 16.9 million, compared to €18.0 million in 2001 and € 17.4 million during 2000, predominantly as a result of the limited performance in contracting activities. Budget pressures in the municipal market negatively impacted some parts of the consulting business.

Repositioning contracting activities

Historically, ARCADIS has, in the Netherlands, concentrated its contracting activities on sports and leisure, green amenities, and small-scale infrastructure projects. The decline in these activities in 2002 was partly the result of ARCADIS’ policy to focus on higher margin activities by conducting business in those segments in which the Company’s specialized knowledge and project management experience can yield added value. The poor conditions in the contracting market prompted ARCADIS to rapidly implement this policy. As a result, ARCADIS has begun to reduce its involvement in publicly tendered, competitively bid projects in which price is the only differentiating factor.  Following these reductions, such projects comprised approximately 20% of the Company’s contracting revenues. The remaining 80% of contracting revenues is consolidated into the three regional organizational units in the Netherlands that allow ARCADIS to position itself as a modern engineering firm capable of delivering total solutions in the form of turnkey projects in addition to providing design and consulting services.

Enhanced synergy through integration

In early 2002, all activities in the Netherlands were integrated into one operating company, ARCADIS Nederland BV.  The effect of the consolidation has been to improve cooperation, create greater synergy in the market, improve efficiency, and reduce overhead costs.

Other European countries

Strong revenue growth

Gross revenue in other European countries (after elimination of internal inter-regional revenue streams) (Belgium, Germany, France, Spain, United Kingdom, Czech Republic, and Poland) grew by 24%, totaling € 179 million, compared to €144 million during 2001 and € 139 million during 2000. Acquisitions, generating 17% of the revenues, were the primary contributors to this growth. The acquisition of the French company FCI yielded the most significant impact. Operations by these countries yielded organic growth of 8%. Operating income improved by 48%, totaling € 7.4 million, compared to €5.0 million in 2001 and € 4.9 million during 2000. All countries, except Poland, contributed to this increase.

Through the acquisition of FCI (annual gross revenue of approximately € 70 million) in mid-2002, ARCADIS gained a leading position in the French infrastructure and environmental market. Growth in Belgium, Spain, and the United Kingdom occurred in all business areas despite increased competition in the second half of the year. In Spain, the Company achieved strong growth primarily in infrastructure activities, although activities also grew in the buildings segment despite a considerable softening in the second half of the year. In the United Kingdom, strong growth in the environmental market served to further expand the Company’s position in that market.

Conditions in the German market remained difficult. In response to this situation, ARCADIS implemented measures to reduce unprofitable activities, control costs, and ultimately improve profitability. This resulted in an improvement of the quality of revenues, but a decline of 9% in volume throughout most of the German activities. The measures taken had a positive impact on the margin and on operating income compared to 2001. In Poland, the completion of a number of large remediation projects triggered a strong decline in revenues, resulting in a slightly negative operating income.

North and South America

Improvement in operating income

Gross revenue in this region (after elimination of internal inter-regional revenue streams) declined by 6% to € 291 million, compared to €310 million in 2001 and € 295 million during 2000. This decline is almost entirely attributable to the lower exchange rates of the Brazilian, Chilean, and American currencies against the euro. This currency effect was negative 8%. Organic growth, excluding this currency effect, totaled 3% and was entirely generated in Brazil and Chile.  Operating income developed very positively, rising 13% to € 17.5 million, compared to € 15.4 million in 2001  and € 13.1 million during 2000. This improvement was primarily the result of growth in Brazil.

Slight organic decline in the United States

The two most important business segments, infrastructure and environment, developed very favorably, each producing an organic growth of 5%. This was, however, insufficient to offset the decline in the two other segments. Ultimately, an organic decline of 3% resulted. Despite major shifts in revenues the contribution to operating income remained level.

Strong growth in Brazil and Chile

In both Brazil and Chile, gross revenue grew considerably. Specifically, Brazil demonstrated strong growth, primarily as a result of three energy projects that were developed with private financing through a consortium. In addition to ARCADIS’ small equity participation in these projects, its contribution includes engineering and project management services. The future impacts of the change in government are not entirely clear yet.  It is possible that a shift in project type or a delay in project starts may occur. Growth in Chile was predominantly a result of growth in the infrastructure market. In addition, ARCADIS is a minority shareholder in a joint venture that involves managing waste products from mining companies that contributed to earnings.

Other countries

The activities in other countries during 2002 involved projects in developing countries financed by donors such as World Bank and the European Union. Gross revenue (after elimination of internal inter-regional revenue streams)  grew by 37% to € 51 million, compared to €38 million in 2001 and € 43 million during 2000, predominantly as a result of the acquisition of FCI. This company also has activities outside Europe, notably in the Middle and Far East. In addition, the Company achieved an organic growth of 5% in ARCADIS Euroconsult. The change in strategy for this unit, implemented since 2000 and favoring growth in management consulting services, is producing positive results. These results include an increase of ARCADIS Euroconsult’s contribution to operating income during 2002. With the contribution from the acquisition of FCI, operating income generated by these other countries rose to € 1.2 million from €0.4 million in 2001 and minus €0.2 million during 2000.

Main Operating Companies

The Company’s main operating companies, which also represent the Company’s major marketing channels are ARCADIS G&M Inc., ARCADIS Nederland B.V. (which includes all of the former Dutch-based operating companies: ARCADIS Ruimtelijke Ontwikkeling B.V., ARCADIS Bouw & Vastgoed B.V., ARCADIS Infra B.V., ARCADIS PlanRealisatie B.V., ARCADIS Geo- en Vastgoedinformatie B.V.), ARCADIS Deutschland GmbH, Grupo EP SA, ARCADIS Euroconsult B.V., ARCADIS Belgium (including Gedas N.V.), ARCADIS FCI SA, ARCADIS Logos Engenharia S.A. and ARCADIS Geotecnica Consultores S.A.

ARCADIS G & M, Inc.

General.   ARCADIS G&M (AG&M), a wholly-owned subsidiary of the Company, provides environmental consulting, engineering and contracting services in the fields of groundwater, soil and air.  The company also provides comprehensive services in the area of infrastructure, transport and process engineering, as well as a broad range of services in the buildings design and engineering area.  Its client base includes major multi-national companies in a variety of industries as well as U.S. federal, state and local government agencies.

Environmental Consulting and Engineering Services.  AG&M’s consulting activities are wide-ranging and typically include such projects as: investigation and identification of sources of chemical contamination in groundwater; identification and evaluation of hydrologic factors incident to the siting and operation of industrial plants, mines, power generating stations, and waste-storage and disposal facilities; water supply exploration and development; investigation of groundwater contamination attributable to the discharge of chemicals and wastes; and investigation of the velocities and directions of contaminant migration.  As part of, or in addition to, its investigation and evaluation services, AG&M also formulates remedial actions, including the design of groundwater monitoring and treatment systems at industrial waste treatment and disposal sites, and the development and evaluation of strategies for the abatement of chemical contamination of groundwater from various sources. AG&M also has provided technical guidance to governmental agencies with respect to the significance of groundwater, and methods for abating, controlling, and monitoring groundwater contamination.

AG&M has expanded its environmental engineering capabilities in recent years, among other things through the acquisition of Piedmont Olsen Hensley in 1996.  Among the principal engineering services provided are feasibility studies, construction management, and installation, operation and maintenance of specialized remedial technologies, including bioremediation, soil vapor extraction, air sparging, hydraulic barriers, free product control and recovery, steam-enhanced soil-venting, contaminated surface and groundwater recovery and treatment, wastewater treatment, stabilization/solidification, landfill caps and containment, and air quality control.

A relatively new service concept introduced in the environmental services market is the Guaranteed Remediation and Insurance Program (GRiPTM). This product was created for the “brownfield” market, which involves the re-integration of former, polluted industrial estates into the urban environment. By means of GRiPTM, and its related Clean BaseTM program, AG&M is able to offer businesses, developers, municipalities and other government entitities wishing to reuse a location a guaranteed maximum price for site remediation. This is backed up by an insurance scheme, which also limits the Company’s risk exposure. The advantage of this approach is that the quality guarantee speeds up development. As a result, these often derelict sites are woven back into the urban fabric, which benefits the total city environment.

Leaking hydrocarbons are significant sources of groundwater and soil contamination.  AG&M provides comprehensive assessment, containment and remediation services to its clients for both surface and subsurface hydrocarbon releases. AG&M designs, installs, operates and maintains hydrocarbon remediation systems on behalf of its clients.

Consistent with its strategy of providing its clients with a wide range of environmental services, AG&M also has developed significant practices in expert testimony; modeling; risk evaluation and risk assessment services, bioremediation services, regulatory support, environmental equipment, environmental statistics, geophysics, and community relations.

AG&M’s air quality expertise ensures that air quality impacts are fully evaluated and integrated into site remediation and industrial source discharge projects.  Specific air quality services range from investigations through design to installation and operation, including source evaluation investigations (stack testing, compliance testing, diagnostic testing, continuous omissions monitoring, trial burn testing, air toxins testing, testing of remedial systems, ambient air sampling) and air quality consulting services (permitting, omissions inventories, dispersion modeling).

AG&M provides specialized contracting services for the construction and operation of remedial systems.  These services are offered primarily in the southeastern United States and focus on installation of systems and the subsequent long-term operation of the installed equipment, maintenance and sampling of the treatment processes.

Infrastructure, Transport and Process Engineering.            AG&M also delivers services in the areas of civil, transport and process engineering.

Civil engineering activities include consulting and mapping activities for cadastral purposes for utilities, facilities such as airports and industrial complexes, local governments for the purpose of planning, traffic purposes and building codes.  Civil site engineering, permitting and land studies are also offered and include client assistance in the areas of project scheduling, agency approvals, bidding and negotiations, public hearings, right of way acquisition and construction management/administration as well as extensive surveying capabilities.

Transportation engineering services offered include general transportation activities such as roadways, structures, airports, railroads, traffic engineering studies, traffic operations design, pedestrian and bicycle facilities, intelligent vehicle highway systems and parking analysis and design.  In roadway design, services offered include corridor planning, environmental planning, hydrology studies, traffic planning and design and construction services.

Process engineering services offered by AG&M cover a wide range of areas, including project/program management, facilities programming, master planning, architecture, structural, mechanical electrical and process engineering, construction services and management, computer aided design and drafting.

The Company also offers design, project management and other services related to the development of infrastructure for mobile telecommunications networks.

Building design and construction engineering services. Through the acquisition of Giffels Associates Inc., AG&M considerably expanded its range of services in the building design and construction engineering markets. The Company now offers architectural design, architectural development, civil engineering, structural engineering, mechanical engineering, electrical engineering, instrumentation & controls, manufacturing/industrial project services, as well as field operations.  It does so to many industries, including automotive, aviation, chemical, electronics & computers, food, forging & foundry, pharmaceutical, plastics, rubber, semiconductor, telecommunication and utilities businesses.

ARCADIS Nederland B.V.

General.  ARCADIS Nederland B.V. (ANL) includes the former operating companies ARCADIS Ruimtelijke Ontwikkeling B.V., ARCADIS Bouw en Vastgoed B.V., ARCADIS Infra B.V., ARCADIS PlanRealisatie B.V., and ARCADIS Geo- en Vastgoedinformatie B.V., of which the activities as from January 1, 2002, are combined under one management. ANL operates in the areas of multi-disciplinary consulting and engineering services and is involved in numerous projects in the major fields of business of ARCADIS, including infrastructure, environment buildings and communications.  Its client base includes major national and multi-national companies in a variety of industries and central and local governments and government-related agencies, predominantly in the Netherlands.  Employees operate within business units (the former operating companies) which, by combining forces, offer a wide range of services.

Environmental Consulting and Engineering Services.  ANL’s environmental services focus on prevention, management and remediation advice in connection with soil and groundwater pollution and contamination, noise abatement, sewage and waste treatment and process management, and general environmental infrastructure.

In addition to investigation, laboratory analysis and ecological evaluation services, ANL formulates planning, design and remedial actions, including the design of groundwater monitoring and treatment systems at industrial waste treatment and disposal sites, as well as the development and evaluation of strategies for the abatement of pollution and contamination of soil and groundwater from various sources.

In the area of noise reduction, ANL regularly coordinates noise reduction projects aimed at the insulation of homes against noise from aviation, rail and road traffic.

ANL offers and provides corporate environmental protection systems analysis and development services.  ANL also provides other general and specialized corporate environmental consulting services.

Planning, Design and Engineering Services for Infrastructure.  ANL provides consulting/engineering services for traffic and transportation planning: urban and regional infrastructure planning, design, development and redevelopment; and industrial infrastructure design. ANL develops, among other things, new concepts for public transport in urban areas and advises transport authorities on optimal use of existing infrastructure.  ANL also plans and designs roads, harbors, industrial sites and business parks.  ANL provides land surveying services and geotechnical services for roads, railways and high-rise construction projects.

Planning, Design and Engineering Services for Heavy Infrastructure.  ANL provides a wide variety of planning, design and engineering services for, as well as assistance in connection with, the financial and economic aspects of heavy infrastructure construction projects.  ANL’s infrastructure activities include the planning, design and engineering of various types of transport infrastructure, including ports, railroads, roads and highways, waterways, bridges, tunnels and railroad stations.  Infrastructure projects are carried out in close cooperation with urban planners, architects and transport planners and, where needed and possible, in concert with other ARCADIS companies.  ANL also offers project management with a specialization in cost control for large infrastructure projects.

Infrastructure Contracting Services.  ANL provides contracting services in a variety of non-environmental market areas. In the infrastructure market areas, ANL contracts for designation planning, habitat improvement and moisture abatement projects. The Company’s infrastructure contracting projects include the total upgrading of harbor areas and industrial sites, the relocation of greenhouse areas and the upgrading of residential areas for which numerous disciplines are required and in which environmental activities (for example, soil clean-up) play a vital role. ANL also undertakes the construction and renovation of gas and water mains and sewage systems.

Planning, Design and Engineering Services for Buildings. ANL’s architecture, structural engineering and design activities include involvement in prominent construction projects mainly in The Netherlands.  Such projects generally involve complex construction techniques and require extensive computerization of drafting and calculation to provide efficient design and engineering services.  With increasing frequency, ANL is asked to provide integrated consulting and engineering services. ANL also offers project management with a specialization in cost control for large construction projects.

Land-use Planning and Industrial Development Services.  In the land-use planning and design sector, ANL currently focuses on consulting services relating to land re-development projects and their effects on the environment.  Modern land-use planning techniques focus on achieving scientific as well as sociologic equilibrium among agriculture, nature conservation, recreation, landscaping and inhabitants, and involve the application of a variety of scientific and specialized planning knowledge.

Geographical Information Systems. ANL creates thematic maps of properties using interactive graphic systems.  ANL has developed sophisticated software for computerized inventorying and data processing for cartographic property registration.  ANL also manages on behalf of its clients private estates, forests, nature areas, agrarian areas and other land holdings.  Because of the company’s in-depth knowledge of real estate management, it can offer local authorities, such as municipalities and water boards, a wide range of real estate-related services and products.  These services include land surveying, digital topography, mapping and building registration systems.

Real Estate Data Services.  ANL provides a wide range of real estate data services.  These services focus primarily on data collection, also through aerial photography, related to all sorts of real estate and the processing and supply through information systems to meet the increasing need for information about real estate, such as property values, ownership and maintenance levels. ANL also advises industry and governmental and local authorities on the organization of real estate information systems.

Outdoor Sports and Recreation Facilities Contracting Services.  ANL provides services for the construction of sports and recreation facilities throughout The Netherlands.  The Company’s services in this market are multi-disciplinary and include preparation of site selection studies and environmental impact analyses, planning and design facilities, as well as the physical construction of sports facilities, often in concert with third-party construction companies and subcontractors. Certain sports facilities projects involve an integrated approach including the specific planning, environmental, design or infrastructure aspects of the particular project.

Green Amenities and Nature Development Contracting Services.  ANL also provides services relating to green amenities and nature development projects.  These services include landscaping and planting, planning, design, construction and long-term maintenance contracts. The Company’s green amenities contracting services are frequently part of integrated projects within The Netherlands and neighboring countries that are being handled or managed by APR and that involve primary infrastructure of sports facilities aspects.

ARCADIS Deutschland GmbH

General.  ARCADIS Deutschland, a German company in which ARCADIS holds a 100% equity interest, specializes in the fields of geotechnology and environmental protection. The company offers a wide spectrum of services in both of these disciplines through consulting, planning, site/project supervision and research.

Geotechnics.  ARCADIS Deutschland’s fields of expertise in the geotechnical area include hydraulic construction, dam construction, landfills, industrial construction, high rise buildings, deep excavation pits, roads, tunnels, stabilization, specialized deep mining and remediation of endangered construction materials.  The company provides consulting services throughout all phases of work including surveying, consultation, cost calculation, tendering services, building supervision, project management and data documentation.

Environmental Protection.  Since ARCADIS Deutschland believes that sound environmental protection demands both technical competence and creativity, it has developed diverse proficiencies in the following areas:  radioactive waste, water management, hydrogeology, protection of drinking water, contaminated commercial buildings and industrial plants, asbestos removal, hazardous waste, landfill design and technology, mining engineering, process engineering, eco-toxicology, ecological studies, environmental impact and modeling of pollutant transport of water and air.

Through its environmental management consulting, ARCADIS Deutschland provides support to its clients in implementing environmental policies, compliance with legal requirements and reduction in environmental risks.  This support function is accomplished through environmental audits, environmental management systems, waste management, and assessment of procedures, materials and products.

Grupo EP SA

General.  Grupo EP SA is a Spanish engineering firm in which the Company has a 50% equity interest. Since its inception in 1956, Grupo EP has been instrumental in the economic and technological development of Spain, collaborating with public administrations and private enterprises.  At present, and through a client-oriented approach, Grupo EP has evolved as one of the most prominent engineering firms in Spain comprising a group of diverse engineering services companies and a network of offices throughout the country.  Its participation has evolved also internationally with projects in more than 20 countries throughout Europe, Latin America, Africa and Asia.  Grupo EP’s disciplines include construction, infrastructure, quality control, building and urban area management, geographic information systems and civil and industrial engineering encompassing geology, hydrology and energy, environmental services and rural development. Grupo EP’s multi-disciplinary approach provides a wide range of services from feasibility engineering studies and design to supervision of construction, project management, quality control and operational assistance.

Planning, Design and Engineering Services for Infrastructure.   Engineering services constituted Grupo EP’s original area of activity and Grupo EP has over 40 years of experience in the field.  Grupo EP provides a wide variety of services, are provided including planning, design and engineering services and assistance in the financial and economic aspects of heavy infrastructure construction projects.  These infrastructure projects include transport infrastructure for ports, roads and highways, waterways, bridges and tunnels, as well as integral hydrological infrastructure for water supply, purification and optimal utilization, and irrigation.

Construction Management and Quality Control.  Grupo EP provides integrated services in the design and construction of industrial plants and stand alone buildings. These integrated services include the formulation and architectural design up to the finalization and delivery encompassing contract management, work surveillance and coordination.  The group of activities is complemented by construction, including the undertaking of turnkey projects or the actual construction of projects designed by independent teams. Additionally, Grupo EP provides technical-economical assistance and feasibility analysis for industrial and civil construction, technical audits, inspection and control, as well as geomorphologic and geostructural studies. Grupo EP, through its vast network of laboratories, also provides services in the areas of civil engineering, environmental, and food and agricultural quality control.

Environmental Services and Rural Development.  In environmental services, Grupo EP provides consulting and management services in order to achieve optimal solutions to environmental problems in water, soil, air, urban and industrial waste and energy. Grupo EP’s rural development activities, through the implementation of an integrated approach, are directed towards assessing the problems and needs of mainly rural population in emerging markets both from an overall and local perspective. This integrated concept includes social and cultural aspects, agrarian economy, rural infrastructure, natural resources, institutional support, education and health.

ARCADIS Euroconsult

General.  ARCADIS Euroconsult (AE) is the Company’s primary vehicle for providing rural and institutional planning and development services outside the European Union. AE has subsidiaries and affiliates throughout the world, mainly in emerging markets, but also in the former Soviet bloc. AE services are primarily development oriented and are comprised of agricultural development, including seed program management; natural resources development, including land and water resources; ecological profiling and policy making; environmental impact assessment; and information technology services involving remote sensing and geographical information systems.

Land-use Planning and Institutional Development.  AE institutional development division also undertakes activities in human resources development, cost recovery, management and organization development, privatization and institutional reform. In addition, AE provides international land information services for cadastral surveying systems, mapping, property registration, valuation and taxation, automation, and administrative and financial management.

AE’s land-planning consulting services in the rural development sector focus on land and water engineering development, ecological awareness and environmental management in Africa, Asia, the Middle East and Latin America. Rural planning activities occasionally are financed by local governments, but more often financing is arranged on behalf of the client’s government by institutions such as the World Bank, regional development banks, the United Nations, the European Union or the Netherlands Ministry of Foreign Affairs.

AE’s institutional development services generally are commissioned by governmental agencies and international organizations, and involve the study, planning and design of sustainable and balanced institutional development areas. Institutional development involves not only the planning of infrastructure, living areas and utilities and other functional amenities, but also the study and planning of a sustainable social environment that provides for, among other things, educational, recreational and commercial facilities.

ARCADIS Belgium (Gedas N.V) .

General. ARCADIS Gedas N.V. (Gedas) is a Belgian consulting and engineering firm which is 100% owned by the Company. Gedas is involved in a diverse number of market areas including infrastructure, environment, buildings, water and telecommunications and industrial consulting and detachment services.

Planning, Design and Engineering Services for Infrastructure. In this area, Gedas offers a full range of services, including studies, design and planning services for rural and urban environments. It also offers design for road infrastructure and civil engineering services for public sector projects related to infrastructure, such as bridges and tunnels, among others.

Environment. Gedas performs remedial investigation and design projects and assists clients in procuring the right permits to operate industrial or other facilities. Gedas is a certified environmental coordinator in the Belgian market and also delivers environmental auditing and management services. Waste management services are also offered.

Buildings. In the market area for buildings, Gedas offers design, engineering and construction management services for industrial facilities, public sector buildings as well as commercial real estate.

Water. In the market segment water, Gedas offers a broad range of services including: groundwater procurement, surface water management, municipal and industrial waste water treatment as well as permitting services.

Telecommunications. Activities in this market area include design, engineering and construction management services for wireline telecommunications networks based on glass fiber technology, mobile telecommunications systems as well as telehousing.

Industrial consulting and detachment services. Gedas specialists, at the request of clients, may often work on site for extended periods to deliver industrial consulting services in a broad range of areas to its industrial client base. This working practice provides the client with temporary staff which has the experience and back-up of a large consulting organization.

ARCADIS FCI SA

General.  ARCADIS FCI S.A. is a French-based consulting engineering company that ARCADIS acquired in 2002. FCI specializes in consulting and engineering services related to infrastructure development and environmental services. ARCADIS FCI also has a smaller buildings engineering practice. In the French market, ARCADIS FCI is active under the brand names EEG SIMECSOL (infrastructure & buildings) and Gester (environmental). Founded in 1952 by a number of French engineers, ARCADIS FCI has grown through mergers and acquisitions as well a organic development to a level of revenues of approximately €70 million in 2002. In addition to its French activities, ARCADIS FCI also has a consulting engineering subsidiary in the Czech Republic, which is active under the brand name Geotechnika. In the market for donor financed projects (development projects financed by European Union, World Bank etc.) the company is active in many regions including Oman and the Phillippines. Brand names used for these activities include Sauti and Renardet and work performed includes consulting engineering related to irrigation and water management, among other things.

Planning, Design and Engineering Services for Infrastructure.  ARCADIS FCI provides consulting and engineering services for traffic and transportation planning; urban and regional infrastructure planning, design, development and redevelopment; and industrial infrastructure design. ARCADIS FCI develops, among other things, new concepts for public transportation in urban areas and advises transportation authorities on optimal use of existing infrastructure.  ARCADIS FCI also plans and designs roads, industrial sites and business parks.  ARCADIS

FCI provides land surveying services and geotechnical services for roads, railways and high-rise construction projects.

Planning, Design and Engineering Services for Heavy Infrastructure.  ARCADIS FCI provides a wide variety of planning, design and engineering services for, as well as assistance in connection with, the financial and economic aspects of heavy infrastructure construction projects.  ARCADIS FCI’s infrastructure activities include the planning, design and engineering of various types of transportation infrastructure, including railroads, highways, bridges, tunnels and railroad stations.  Infrastructure projects are carried out in close cooperation with urban planners, architects and transportation planners and, where needed and possible, in concert with other ARCADIS companies. The company also offers project management with a specialization in cost control for large infrastructure projects. ARCADIS FCI has extensive experience and an excellent reputation in the construction design of large scale bridges and tunnels.

Environment ARCADIS FCI performs remedial investigation and design projects and assists clients in procuring the right permits to operate industrial or other facilities. The company also delivers environmental auditing and management services. Waste management services are also offered.

ARCADIS Logos Engenharia S.A.

General. Logos Engenharia S.A. (ALO), in which the Company owns a 50% + 1 share equity interest, is a Brazilian project management company involved in large and small scale engineering and infrastructure projects. The firm operates under the brand name ARCADIS Logos. ALO is one of the leading companies in its field in Brazil has headquarters in São Paulo, Brazil, and is specialized in project management services.

In 2002, ALO expanded its businesses through involvement in the development of energy production units in the realm of the ‘Emergency Energy Plan’ from the Brazilian government. Under this plan ALO designed, engineered and co-developed fossil and alternative energy plants together with other companies. ALO was also responsible for the management of these building projects.

Founded in 1970 by a group of Brazilian engineers, ALO has rendered services in many types of projects of all sizes, mainly in infrastructure, encompassing fields such as energy, sanitation, steel production, mining, transportation, urban development and government social programs.

ALO joined ARCADIS in September 1999, and is developing a new business approach to offer a broader scope of work through the addition of design expertise by acquiring engineering firms in Brazil. This strategy will also make it possible for ALO to cover selected economy sectors and spread geographically according to the distribution of the GNP in the country.

ARCADIS Geotecnica Consultores S.A.

General. Geotecnica Consultores S.A. (AGC) is a Chilean engineering firm in which the Company has a 67% equity interest. The company belongs to the top five engineering consultancies in its geographical market. It provides environment, mining geotechnics, civil, as well as general geotechnical engineering services, and provides project management and construction supervision services related to the above mentioned disciplines on behalf of its clients. The company currently uses the name ARCADIS Geotecnica for marketing purposes.

Environmental engineering services. AGC offers a wide range of environmental engineering services including environmental audits, the procurement of permits as well as compliance management on behalf of private industry customers. For both the public and the private sector, the company offers waste treatment consultancy and monitoring services.

Mining geotechnics. Activities in the area of mining geotechnics provided by AGC include overall mine design, stability investigations and consultancy, reinforcement design and conveyance systems. In addition, the company provides waste management consultancy services specifically developed for the mining industry, among which the design of tailing dams and tailing control systems.

Civil engineering services.  Civil engineering services offered by AGC include the design of foundations, excavations, as well as the design and detailed engineering of roads, tunnels, bridges and maritime works such as harbor projects.

Geology and geotechnical services. Among the services offered in this area, AGC provides hydrogeological consulting, and services in the area of rock and soil mechanics and offers computer modeling services to support its clients in dealing with geotechnical issues.

Competition

ARCADIS is engaged in highly competitive markets in all of its service areas.  In The Netherlands, the European Union, the United States and outside the European Union, ARCADIS competes with many other firms, ranging from small local firms to large national and international firms.  In addition to price, ARCADIS competes primarily on the basis of quality of service, project management expertise, and ability to provide integrated solutions.  Other competitive factors include application of state-of-the-art technology, geographic location and availability of personnel.  A significant portion of ARCADIS’ revenue is generated through direct contact and negotiations with clients resulting largely from existing relationships rather than through public or other bidding procedures.  The development of new and more efficient technology by competitors of ARCADIS may have an adverse effect on ARCADIS if such technology is not accessible to ARCADIS or is incompatible with the services provided by ARCADIS.

C.                 Organizational structure

ARCADIS N.V. is not directly or indirectly owned or controlled by another corporation or by any government, foreign or domestic. Only the major consolidated companies are listed below, stating the percentage of ownership by the Company and the country in which they are domiciled, if outside the Netherlands.

ARCADIS G&M Inc., (100%) USA
ARCADIS Nederland  BV (100%)
ARCADIS Deutschland GmbH (100%) Germany
Grupo EP Ingenieria y Servicios Integrales SA (50%) Spain
ARCADIS Euroconsult BV (100%)
ARCADIS Belgium (including Gedas NV) (100%) Belgium
ARCADIS FC International SA (100%), France
ARCADIS Logos Engenharia SA (50% + one share) Brazil
ARCADIS Geotecnica Consultores SA (67%) Chile

D.                 Property, plant and equipment

The principal property and equipment of ARCADIS consists of land, offices, operating facilities, storage grounds, workshops, vehicles, equipment and software which, at December 31, 2002, represented approximately 16% of the Company consolidated assets.  The Company believes that its offices, operating facilities, vehicles and equipment are well maintained, suitable, and adequate for its current operations and that suitable additional or substitute space will be available as needed to accommodate any expansion of operations and for additional offices.

The Company headquarters are leased and are located in Arnhem, the Netherlands. The Company owns regional offices, workshops, storage grounds and land throughout the Netherlands. The Company leases approximately 200 local offices throughout the Netherlands, Europe, the United States, Asia, Africa, Latin America and Indonesia.  During fiscal 2002, aggregate annual rental payments on real estate leased by the Company and its subsidiaries approximated €33 million.

The principal assets utilized in the Company’s consulting/engineering operations consist primarily of computer equipment and software, instruments, operating equipment, workshop inventory, office inventory and reproduction equipment.  Some of the computer equipment is leased.  The principal assets utilized in the Company contracting operations consist primarily of operating equipment such as earth-moving equipment, front loaders and trucks, mowers, tractors, drainage machines and office and workshop inventory as well as computer equipment.  Some of the operating equipment is leased.

The Company leases approximately 1,600 automobiles. During fiscal 2002, aggregate annual lease payment on cars leased by the Company approximated €11 million.

At December 31, 2002, no environmental issues exist at any of the Company’s facilities that may affect the utilization of such facilities.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.            Operating results

General

Amounts previously reported in Dutch guilders are now reported in EUR using the irrevocably fixed conversion rate which became effective on January 1, 1999 (€ 1 = NLG 2.20371). See also Notes to the Consolidated Financial Statements.

The Consolidated Financial Statements of the Company are prepared in accordance with Netherlands law and Netherlands GAAP. Netherlands GAAP differs in certain respects from U.S. GAAP.  See Note 17 of the Notes to Consolidated Financial Statements.

The Company’s results may fluctuate from period to period due to project delays, occasioned by regulatory agency approvals or client considerations, weather and the number of working days available.

There is only a limited risk that net cash flow, denominated in the currencies in which the operating companies perform their purchasing and selling activities, will be negatively influenced by exchange rate changes. As in 2001, at the end of 2002 financial instruments have not been used to cover these currency risks.

The Company does not use financial instruments to cover the risk associated with the conversion into EUR of equity and income from foreign operations and non-consolidated companies outside the EUR-zone.

In principle, the Company manages interest rate risks by financing fixed assets and part of current assets with shareholders’ equity, long-term debt, and other long-term liabilities. The remainder of current assets is financed with short-term debt including revolving bank credits with variable interest rates. Based on the Company’s interest risk profile, financial instruments were not used during 2002 (as well as 2001) to cover the risk.

Critical accounting policies

The Company considers certain accounting policies related to revenue and cost recognition and allowance for doubtful accounts to be critical policies due to the estimation processes involved in each.

Revenue and Cost Recognition

Revenue from fixed fee contracts is recognized on the percentage of completion method, measured generally by estimating the status of completion of the project and recognizing the related estimated percentage of revenue and gross profit expected from the project.

Revenue from cost-plus contracts is recognized as costs are incurred plus applicable fees. Revenue from time-and-material contracts is recognized at contract rates as work is performed and material costs are incurred.

Revenue is recognized on additional services requested by clients for which a formal change order has not been obtained when the realization is probable and the amount can be reliably estimated.  Unbilled fees, at estimated billable amounts, represent revenue recognized for which billings had not yet been presented to customers.

Operational costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor. Selling, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, may result in revisions to estimated costs to complete and revenues to be earned and are recognized in the period in which the revisions are determined.  The risk that these estimates may change generally increases as the duration of the project increases.

Allowance for Doubtful Accounts

The Company is required to estimate the collectibility of its receivables. A considerable amount of judgment is required in assessing the ultimate realization of these receivables, including the credit-worthiness of each client. If the financial condition of the Company’s clients were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Results of operations

The table below presents, for the periods indicated, (i) the percentage relationship that certain items in the Company’s Consolidated Statements of Income bear to net revenue and (ii) the percentage increase (decrease) in EUR amounts for such items from year to year for the three-year period ended December 31, 2002.

	Percentages			Percent change
Year	2002	2001	2000	02/01	01/00
Gross revenue	141.8	141.5	140.9	2.7	2.7
Materials, services of third parties and subcontractors	41.8	41.5	40.9	3.2	3.8
Net revenue	100.0	100.0	100.0	2.5	2.3
Operational costs	89.8	90.4	90.4	1.9	2.3
Depreciation	2.8	2.7	3.2	3.4	(14.1)
Operating income	7.4	6.9	6.4	10.5	10.5
Financing income/expenses net	(0.4)	(0.5)	(0.6)	(16.6)	(19.9)

Income from operations before taxes	7.0	6.4	5.8	12.5	13.6

Taxes	2.4	2.2	2.0	15.3	11.4
Income of consolidated companies from operations after taxes	4.6	4.2	3.8	11.0	14.9
Income of non-consolidated companies and long-term investments after taxes	0.1	0.1	0.1	21.8	(37.6)

Group income from operations after taxes	4.7	4.3	3.9	11.2	12.7

Amortization of goodwill	0.0	0.0	—	198.4	—
Minority interest	0.4	0.2	0.1	102.9	35.6

Net income excluding extraordinary items	4.3	4.1	3.8	6.6	11.6
Extraordinary items	—	0.3	—

Net income after extraordinary items	4.3	4.4	3.8	(1.7)	21.0

Fiscal 2002 compared to fiscal 2001

Net income

Despite worsened economic conditions, ARCADIS improved profitability in 2002. Net income from operations rose 7% to €24.9 million, compared to €23.2 million in 2001.  Net income from operations per share increased 7% to €1.22, compared to €1.14 in 2001.  The acquisition in mid-2002 of French FCI contributed to profit growth as of the third quarter.  To some extent, the declines in the exchange rates of U.S., Brazilian, and Chilean currencies against the euro offset these gains. Excluding these exchange rate declines, profit  growth would have totaled 11%. Net income (after amortization of goodwill and extraordinary items) totaled €24.7 million, or €1.21 per share, against €25.1 million, or €1.24 per share in 2001.  The decline in net income per share is partly due to the fact that net income in 2001 included an extraordinary gain of € 2 million derived from the sale of a non-consolidated company. Since 2001, the Company has capitalized and amortized paid goodwill over the economic lifetime of the asset involved. The effect of this approach on results has been limited to date (2002: €0.2 million, 2001: €0.1 million).

Dividends

Management has proposed and on May 14, 2003 the Annual General Meeting of Shareholders approved, the dividend to € 0.48 per share in 2002, compared to € 0.44 per share in 2001. This is an increase of 9%. The dividend will be paid out in cash. Calculated at the 2002 closing price of ARCADIS shares on Euronext of € 7.94, the dividend yield is 6%, compared to 4.7% in 2001.

Gross revenue

Gross revenue in 2002 increased by 3% to €819 million, compared to €797 million in 2001. Acquisitions contributed 4% to growth, while exchange rate declines exerted a negative effect of 3%. Organic growth was 2%, with the Company’s activities in Belgium, Spain, and South America demonstrating particularly strong growth. The Dutch consulting activities, specifically in rail infrastructure, also contributed to growth. Revenues in the United States declined slightly, as growth in the infrastructure and environmental segments flattened before being able to compensate for the declines in the buildings and telecom markets.

Geographical distribution

Acquisitions and currency exchange rate developments produced a considerable shift in the geographical distribution of revenue in 2002. Revenue contribution from North and South America declined to 36% from 39% in 2001. 36% of revenues were generated in the Netherlands compared to 38% in 2001. The largest increase was in other European countries, which now represent 22% of revenue compared to 18% in 2001, while 6% of revenue came from other countries, up from 5% in 2001.

Net revenue

ARCADIS’ net revenue increased 3% to €578 million from €563 million in 2001. Developments in net revenue were comparable to developments in gross revenue.

Operating income

Operating income grew by 11% in 2002, totaling  €42.9 million in 2002 against €38.8 million in 2001. This was mainly the result of a substantial improvement in the operational margin, which increased from 6.9% to 7.4%. Acquisitions also contributed to the increase in operating income; however, the negative effects from the declines in exchange rates largely offset these increases. Excluding these currency fluctuations, operating income increased by 16%. Except for the Netherlands, all regions, particularly other European countries and South America, contributed to the improvement.

Depreciation, financing expenses

Depreciation rose slightly to a total €15.9 million. A decline resulting from the divestiture in mid-2001 of the composting activities was offset by an increase related to the acquisition of FCI in France. Despite this acquisition, financing expenses decreased from €2.7 million in 2001 to €2.2 million in 2002. This was mainly the  result of efforts to reduce the need for working capital.

Tax rate

The tax rate was 35.4%, slightly higher than the 34.6% in 2001. The higher rate is attributable to a decreased use of tax loss carry forwards, while in 2001 operational income included a non-taxable gain.

Gain in contribution from non-consolidated companies; minority interest

Contributions from non-consolidated companies rose from €0.5 million to €0.7 million. The increase was primarily the result of a dividend related to an earlier sale of the participation in the Holland Environmental Venture Fund. Minority interest – the part of the profits that flows back to the co-owners of units which are not 100% owned by ARCADIS – rose sharply, primarily the result of strong earnings growth in Brazil, where ARCADIS has 50% plus one share in the local operating company.

Number of outstanding shares

The number of outstanding shares was almost unchanged at 20.3 million. Beginning in 2001, shareholders were no longer given the choice for stock dividends, and as a result, no further dilution of earnings per share took place.

Fiscal 2001 compared to fiscal 2000

Net Income

ARCADIS’ results for the full-year 2001 period reflected sustained growth in profitability despite difficult economic conditions. Full-year net income before extraordinary items grew by 12% to € 23.2 million. Net income per share before extraordinary items totaled € 1.14, an increase of 10%. The increase in net income was attributable to organic growth and was consistent with the financial goals outlined in ARCADIS’ revised 2000 strategy. The operating margin (operating income as a percentage of net revenue) improved from 6.4% to 6.9%, also consistent with the Company’s financial goals. This increase was the result of an increase in operating income, which rose by 11% to € 38.8 million.

During 2001, ARCADIS recognized an extraordinary gain of € 2 million, or € 0.10 per share, reflecting the balance of an extraordinary gain realized from the book profit on the sale of a non-consolidated company and an extraordinary charge related to the restructuring of the Company’s property valuation activities in the Netherlands. Including this extraordinary gain, and after amortization of goodwill, net income for the full-year 2001 increased 21% to € 25.1 million from € 20.7 million in 2000, while net income per share increased 19% to € 1.24 from € 1.04 in 2000.

Dividends

Management raised the cash dividend to € 0.44 per share from € 0.39 per share in 2000, an increase of 13%. Using the 2001 closing price of ARCADIS shares on Euronext of € 9.35, the dividend yield was 4.7%.

Gross revenue

Full-year 2001 gross revenue increased by almost 3% to € 797 million from € 776 million in 2000. This increase was almost exclusively the result of organic growth. For the full-year 2001, fluctuations in exchange rates increased revenues by  0.5%.  Revenue increases from acquisitions in the United States and Brazil were more than offset by a decline resulting from the sale of the environmental contracting and composting activities in the Netherlands. Revenues were also affected by the Company’s decision to reduce its presence in marginally profitable activities.

Geographical revenue

The geographical distribution of revenue has changed only slightly in 2001. In 2001, 39% of ARCADIS’ revenues were derived from North and South America (2000: 38%), 38% from the Netherlands (2000: 39%), 18% from other European countries (2000: 18%), and 5% from other countries (2000: 5%).

Net revenue

ARCADIS’ own production or net revenue rose 2% to € 563 million, compared to € 551 million in 2000. Factors influencing gross revenue also affected net revenue. Because a number of turnkey contracts were completed in the United States, gross revenue in the buildings segment declined sharper than net revenue. Offsetting this decline was an increase in the number of environmental turnkey contracts in the United States, as well as growth in the contracting activities in the Netherlands, which resulted in the overall ratio between gross revenue and net revenue remaining substantially unchanged.

Operating income

Operating income increased approximately 11% from 2000 to 2001. The main contributors to the growth in operating income during 2001 were North and South America. In the United States, the infrastructure and environmental markets produced good results; while in South America, Chile demonstrated greatly improved results. The Netherlands also contributed to the improved operating income, mainly as a result of increased activity in the infrastructure sector. However, the contribution from the Company’s Dutch operations was modest because of decreased activity in property valuations. In Europe, the Belgian activities contributed well, while the improvements initiated in income development at ARCADIS Euroconsult in 2000 continued in 2001.

Operational margin

 The operational margin – income from operations before taxes as a percentage of net revenue – rose from 6.4% in 2000 to 6.9% in 2001. The Company attributed the increase to a heightened focus on segments with higher profit margins.

Depreciation, financing expenses

Depreciation declined from € 17.9 million in 2000 to € 15.4 million in 2001, primarily as a result of the divestiture of the capital-intensive environmental contracting and composting activities in the Netherlands. Financing expenses declined from € 3.3 million in 2000 to € 2.7 million in 2001, principally attributable to the Company’s policy to reduce working capital needs. Net working capital (work in progress plus accounts receivable minus accounts payable) declined by 10% in 2001.

Tax rate

The tax rate in 2001 totaled 34.6% and was slightly lower than the 35.3% in 2000. The lower rate was, among other things, the result of a good contribution to profits from Chile, where corporate tax rates are lower than the average in the other countries in which ARCADIS is active.

Contribution from non-consolidated companies, minority interest

Contributions from non-consolidated companies totaled € 0.5 million in 2001 and were lower than the € 0.9 million achieved in 2000. This was mainly the result of the sale of the Company’s minority interest in Analytico, an environmental laboratory. Minority interest rose considerably, mostly as a result of improved earnings in Chile.

Number of outstanding shares

The number of outstanding shares was almost unchanged at 20.3 million during 2001. U.S. employees participating in the Company’s stock purchase programs caused a slight increase in 2001. In 2001, a total of 9,283 shares were issued at an average price of US$ 7.40 per share. In 2001, no options were exercised. The average number of outstanding shares in 2001 was 20.3 million, an increase over the 20.0 million in 2000. In mid-2000, 500,000 new shares were issued as a result of a stock dividend payment. Beginning in 2001, shareholders were no longer given the choice of receiving their dividends in stock.

B.                 Liquidity and capital resources

Management believes there are no transactions, arrangements and other relationships with non-consolidated entities that could materially affect the Company’s liquidity or its availability of or requirements for capital resources.

Fiscal year 2002

Balance Sheet

The balance sheet total of the Company increased from €310 million at year-end 2001 to €344 million at year-end 2002. The acquisition of FCI and the exchange rate declines in North and South America were the main factors contributing to the increase. Under the line item ‘Intangible Fixed Assets’, an amount of €8.3 million in goodwill was activated on December 31, 2002. This represents an increase of €6.7 million compared to the prior year. Of this increase, €5.8 million was related to the acquisition of FCI. The increase in fixed assets is also related to this acquisition. As a percentage of gross revenue, working capital (inventories plus trade receivables minus accounts payable) rose slightly from 16.0% in 2001 to 16.6% in 2002.

At year-end 2002, €137 million was available in short-term credit facilities. As of December 31, 2002 the Company had drawn down approximately €15 million on these facilities. In addition, banks have pledged guarantees related to projects for a total of €29 million. At year-end 2002, ARCADIS’ long-term debt totaled €28 million.

On balance, shareholders’ equity remained unchanged at €125.0 million. Of the 2002 net income, €9.7 million was appropriated for dividend payment, while €15.0 million was added to shareholders’ equity. This was offset by exchange rate declines valued at €11.8 million and a write-off of €3.2 million related to the temporary purchase of Company shares to cover granted options.

At year-end 2002, solvency (shareholders’equity as a percentage of balance sheet total) was 38.4%, which is slightly lower than the 42.2% at year-end 2001, the result of currency exchange rate declines and, to a lesser extent, the acquisition of FCI. The debt to equity ratio was 0.2 at year-end 2002. The return on average capital invested (shareholders’ equity plus interest-bearing debt) as of December 31, 2002 was 16.5%.

Cash flow

Cash flow, under Netherlands GAAP defined as net income plus depreciation, rose from €40.6 million in 2001 to €40.8 million in 2002. Because of a decline in working capital, particularly in the last quarter of the year, the cash flow from operating activities (including changes in working capital and comparable items) was €46 million. As a result, net cash (subtracting all interest-bearing debt) at year-end 2002 was €10 million.

Capital expenditures higher through acquisitions

Capital expenditures for (in)tangible fixed assets (excluding goodwill effects from acquisitions) declined € 1.1 million to €14.2 million from €15.3 million in 2002. This decline was predominantly the result of the sale in the second half of 2001 of the capital-intensive composting business. Capital expenditures during 2002 were mainly related to communications and computer equipment. In 2002, the Company invested an additional €16.3 million, compared to €7.1 million in 2001, in the acquisition of consolidated and non-consolidated companies and in other long-term receivables. The primary acquisition was FCI, for which ARCADIS paid €12 million.

Operational cash flow

Cash flow, defined as net income plus depreciation, rose from €40.6 million in 2001 to €40.8 million in 2002, an increase of 1%. Development of total cash flow from operational activities (also including changes in working capital and comparable items) was €45.8 million in 2002, a decline of €3.9 million from 2001.

Capital expenditures during 2002 and 2001 were €14.2 and €15.3 million, respectively, principally for computer and communications equipment. The net amounts spent on acquisitions of consolidated and non-consolidated companies during 2002 and 2001 were €16.2 million and €5.7 million. These amounts were paid from internal cash flow.

In 2000, the Company converted part of its short-term bank overdraft into two long-term loans, both amounting to €9.1 million. These loans mature in May 2005, and have interest rates of 6.1% and 6.2%, respectively. The total short-term credit facilities amount to approximately €137 million. The Company has pledged a portion of current receivables and other assets to secure a small portion of the available credit facilities

Commitments and contractual obligations

ARCADIS has obligations under purchase agreements for property, plant and equipment, and other commitments arising from the normal course of business which are not material to the consolidated financial statements.

Payments made under non-cancelable operating leases during 2002, 2001 and 2000 were EUR 30.2 million, 25.7 million and EUR 30.3 million, respectively.  Future minimum payments for non-cancelable operating leases during the next five years and thereafter are as follows (in millions of EUR):

Years ending December 31,	Amount
2003	29.9
2004	26.3
2005	19.2
2006	14.0
2007	10.7
Thereafter	34.5

Total	134.6

The aggregate maturity of long-term debt as of December 31, 2002 is as follows:

Years ending December 31,	Amount

2003	1.0
2004	7.4
2005	0.3
2006	18.3
2007	0.1
Thereafter	1.5

Total	28.6

At December 31, 2002, ARCADIS had EUR 1.0 million commitments arising from acquisitions and participations.

Management believes that cash and funds generated from operations, together with its existing financing agreements, will be sufficient to meet its working capital and capital expenditures requirements for 2003.

C.                 Research and development, patents and licenses etc.

The Company has spent between 0.5% and 1% of its consolidated gross revenues on research and development projects during each of the last three fiscal years. The Company expects that, consistent with past experience, most of its technological advances will be made in response to specific needs and opportunities. The Company has benefited from its understanding of soil and water dynamics and from technological and knowledge advances realized in connection with specific analysis, planning, development, construction and treatment projects which it has conducted for its clients.

The Company’s research specifically has resulted in the development of several field instruments for hydrocarbon detection which the Company uses for soil and groundwater investigation.  Research continues to improve these quick “no-lab” analysis methods.  For environmental and ecological reports, data management and detailed engineering, the Company undertakes research in implementing and adjusting computer assisted design and software for geographical information systems.

The Company also has a group of research and development specialists who are involved in the performance of all remediation projects. This group of specialists continuously maintains and improves the Company’s core competence in the fields of separations technology and understanding of particle size distribution in soils, treatment of surface water and contaminated groundwater, and biological degradation of hydrocarbons and biowaste.

D.                 Trend information (first quarter 2003)

ARCADIS’ profitability remained stable in the first quarter of 2003, compared to the same quarter a year earlier. Net income from operations was €3.9 million, or €0.19 per share, level with a year ago. This result was achieved despite difficult market conditions and considerable exchange rate influences. The negative effect from declines in the value of American, Brazilian and Chilean currencies against the euro was 9%. Despite this exchange rate effect, gross revenue also remained level with last year €193 million.

As with many companies, the lack of a economic recovery combined with ongoing political uncertainty had a negative effect on market conditions for ARCADIS in the first quarter of 2003. This resulted in lower organic growth in company activities and margin pressure. However, by sticking to its charted strategic course focussed on profitable growth in the Company’s existing geographical markets, ARCADIS was able to report stable revenues and profits despite the difficult operating conditions and the considerable impact of exchange rates in the quarter.

The Company’s revenues for the 2003 first quarter reflect the impact of a negative currency effect of 9%, which was offset by acquisitions (mainly FCI in France), which contributed growth of 8%, and organic growth of 1%. Organic growth mainly occured in Belgium and the United Kingdom. In the other countries where ARCADIS is present, the organic activity level was reasonably stable.

Of the 10% decline in operating income, 9% was caused by exchange rate differences. Acquisitions increased operating income by 7%, while organic contributions to operating income declined 8%. This decline predominantly occured in the Netherlands and Brazil. In the Netherlands, poorer market conditions, combined with higher pension charges caused margin pressure, while in Brazil, the change in government late last year has led to delays in project awards. Because ARCADIS has a share in its Brazilian operations of slightly over 50%, the decline in operating income is partially compensated for through the minority interest line. A slightly lower tax rate, better results of non-consolidated companies and a lesser influence of minority interest caused net income from operations to be level with last year.

Segment Developments

The Company’s infrastructure and environmental segments, which ARCADIS deems its two most important segments, representing more than 80% of overall gross revenues, showed continued revenue growth during the first quarter of 2003, while revenues from its building and communications segments continued to decline.

Revenues for the Company’s infrastructure segment increased by 7% during the first quarter of 2003 compared to the same period last year.  The Company attributes the growth to its operations in Belgium, Germany, and, to a lesser extent, the United States.  The Company is currently conducting significant infrastructure projects in those countries, including work on both a high-speed railway line from Ebensfeld and Erfurt and projects related to the 2002 floods in Germany.

Growth of the Company’s existing operations in its environmental segment, while positive, was a modest 1% when compared to the first quarter of 2002.  The Company attributed this growth to operations in Belgium and Brazil, both of which have an emerging market for environmental services.

Revenues in the first quarter of 2003 in the Company’s buildings segment, which is the most vulnerable to cyclical economic conditions, declined by 10% when compared to the same period last year.  In particular, revenues for this segment declined in all European countries where ARCADIS operates.  The declines in Europe were partly offset by continued revenue growth in the United States.

Revenues in the Company’s communications segment declined by 15% when compared to the first quarter of 2002, as a result of a slower-than-expected start to a new round of real estate valuations in the Netherlands and continued softness in the telecommunications market.  The Company continued to see positive results in its GIS operations during the quarter.

Outlook

The continued poor economic conditions and political insecurities have a dampening effect on investments in both the public and private sectors. The infrastructure market provides a stable basis for revenues for ARCADIS, with growth opportunities mainly existing in Europe. ARCADIS’ unique expertise in rail infrastructure, especially rail-based systems technology, offers opportunities for growth, not just in the Netherlands but in other countries as well. In the environmental market, the Company believes it can further increase its market share in the United States, while also expanding its presence in less developed environmental markets such as France and Brazil. In the buildings market, a slight recovery is visible in the United States, while recovery of the telecom market is not expected for the time being. The new round of property valuations in the Netherlands, as well as demand for GIS, can positively influence revenues in the communications segment.

The long-term prospects for ARCADIS remain strong, but current economic reality results in pressure on revenues and profit. Through expansion of its relationships with existing clients and well-directed initiatives, ARCADIS will pursue existing opportunities for growth, of which its efforts in the facility management market is a good example. At the same time, the Company will continue to combat margin pressure by introducing cost reductions where possible. At current exchange rates of the U.S. dollar, the Brazilian reaal and the Chilean pesos, the negative currency impact will not be fully compensated by the contribution from acquisitions completed in 2002. ARCADIS’ balance sheet is healthy and offers enough room for expansion of activities by way of new acquisitions, which remains an important priority in 2003. In line with the strategy, all these actions are directed at achieving growth in revenues and profit, but in view of current market conditions it is not possible to give specific guidance with regard to the 2003 results at this time.

ITEM 6.  DIRECTORS , SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and senior management

The Company is a public company with limited liability incorporated under the laws of The Netherlands to which the rules for large companies, as set out in Sections 152 to 164 inclusive of Book 2 of the Dutch Civil Code, or the “Large Company Rules”, apply. Under the Large Company Rules, companies must have a two-tier system of corporate governance, consisting of a Supervisory Board and a Managing Board (by ARCADIS called Executive Board). The Supervisory Board supervises the policy conducted by the Managing Board, as well as the company’s general course of affairs and its business. In addition it shall assist management with advice. In the performance of their duties the members of the Supervisory Board shall be guided by the interest of the company and the enterprise connected therewith.

Under the Large Company Rules, our day to day management is vested with the Managing Board. Subject to certain statutory exemptions, the following powers, among others, are vested in the Supervisory Board by the Large Company Rules: (1) appointment of the members of the Supervisory Board; (2) appointment and dismissal of the members of the Managing Board; (3) adoption of the annual accounts; and (4) approval of certain resolutions by the Managing Board. In performing their duties, members of the Supervisory Board must consider the interests of the company and its business.

The Company’s Supervisory Board is an independent and self-appointing entity. The Supervisory Board appoints a chairman and a vice chairman from among its members. Persons employed by the Company or an affiliated company cannot be appointed as Supervisory Board members.

Supervisory Board members are appointed for a term of four years and may be re-appointed thereafter.

Members of the Supervisory Board may serve a maximum term of 12 years from the date of their first appointment as member of the Supervisory Board.

The remuneration of each member of the Supervisory Board is determined by the general meeting of shareholders following a proposal to that effect by the Supervisory Board.

We made a number of changes to our articles of association which will increase shareholders influence over the appointment of the members of the Executive Board and the Supervisory Board. This proposal was discussed and decided upon in the meeting of Shareholders held at 5 June, 2003.

The members of the Supervisory Board of the Company are currently as follows:

Name	Year of birth	Position
Luck M. van Leeuwen(a), (b), (c),(d)	1933	Supervisory Board member (Chairman)
Ross A. Webber(a)	1934	Supervisory Board member (Secretary)
Andre A. van der Louw(c),(d)	1933	Supervisory Board member
Jan Peelen(b)	1940	Supervisory Board member
Carlos Espinosa de Los Monteros(b)	1944	Supervisory Board member
Rijnhard W.F. van Tets(a)	1947	Supervisory Board member
Gerrit Ybema	1945	Supervisory Board member

(a)                                  Member of the Audit Committee

(b)                                 Member of the Selection and Remuneration Committee

(c)                                  Member of the Integrity Committee

(d)                                 Term set to expire following the 2004 Annual General Meeting of Shareholders

Prof. dr. Luck M. van Leeuwen, age 69 has the Netherlands nationality.  He was first appointed to the Company’s Supervisory Board in April 1991 and was appointed chairman in 2001.  He obtained a doctor in economics degree at the Rotterdam University in 1965.  Prof. Van Leeuwen is a professor at the Catholic University Brabant in Tilburg, The Netherlands. From 1987 until 1999, Mr. Van Leeuwen served as a member of the Netherlands Senate.  From 1979-1994, Mr. Van Leeuwen was chairman of the executive board of Assurantieconcern Stad Rotterdam anno 1720.  He currently serves as a non-executive board member of the following institutions: Berenschot Holding N.V., Betonson Beheer N.V., International Advisory Board Fortis, Colonnade N.V., Van Nieuwpoort Beheer N.V., Advisory Board Institut voor Bedrijfskundigen (HBO), Arenthals Grant Thornton, Foundation Economic Cooperation Netherlands and Emerging Countries (SENO), and Foundation Administration Office Shares Royal Volker Wessels Stevin N.V.

Mr. André A. van der Louw, age 69, has the Netherlands nationality.  He joined the Company’s Supervisory Board in June 1986.  He was a member of the Netherlands Parliament from 1970 until 1971, and from 1982 until 1983; chairman of the Netherlands Labor Party from 1971 until 1974; Mayor of the City of Rotterdam from 1974 until 1981; and Minister of Culture, Recreation and Social Works of the Netherlands from 1981 until 1982.  He was chairman of the Rijnmondraad from 1983 to 1986; chairman of the Mediaraad from 1988 until 1994; and chairman of the Netherlands Broadcasting Corporation from 1994 until 1998.  Mr. van der Louw also serves as a member of the supervisory board of Stadion Feijenoord.

Dr. Ross A. Webber, age 68, has the American nationality.  Mr. Webber serves the company as a member of the Company’s Supervisory Board since 1993.  His prior positions were Vice President of the University of Pennsylvania (1981-1986) and Chairman Management Department Wharton School (10991-1995). Dr. Webber is Professor Emeritus at the Wharton School of the University of Pennsylvania and is a director of American Water Works Co. Inc.and New Jersey-American Water Company.

Mr. Carlos Espinosa de los Monteros, age 58, has the Spanish nationality.  Mr. Espinosa serves as a member of the Company’s Supervisory Board since 1998.  His current position is chairman and CEO of the executive board of Mercedes Benz España S.A. and Daimler Chrysler España Holding.  He previously was president of IBERIA S.A. from 1983 until 1985 and president of the National Institute for Industry (INI) in Spain from 1979 to 1983.  Mr. Espinosa currently serves as a member of the supervisory board of the following companies:  Acciona S.A., Inditex S.A. (Zara), and Gonzalez Byass S.A.

Drs. Jan Peelen, age 60, has the Netherlands nationality.  He was appointed as the Company’s Supervisory Board member in 2000. Mr. Peelen obtained a a doctor in business economics degree from the Vrije Universiteit Amsterdam in 1964 and a certified public accountant degree from the Vrije Universiteit Amsterdam in 1970.  Mr. Peelen started his career with the Unilever group of companies in 1966 and served as chairman of Van den Bergh en Jurgens NV from 1979 until 1983 and as chairman of Industrias Gessy Lever in Brasil from 1984 until 1987.  Since 1987 Mr. Peelen was a member of the executive boards of Unilever N.V. and Unilever PLC. In this position he also served as director of personnel since 1996.  Mr. Peelen reached retirement age in 2000. He currently serves as chairman of the supervisory board of VVAA groep B.V. and as a member of the supervisory boards of Friesland Coberco Dairy Foods, Albron BV and Bührmann NV, and is supervising board member of the University for Agriculture of Wageningen and the National Regie-Orgaan Genomics.

Jhr. Drs. Rijnhard van Tets, age 55, has the Netherlands nationality.  Mr. Van Tets obtained a Master in Law and Business Administration degree from the Universiteit Leiden in 1971.  His prior positions include various positions in the area of international banking and finance.  Mr. Van Tets retired from the executive board of the ABN-AMRO Bank on January 1, 2002 and currently serves as advisor to the executive board of the ABN-AMRO Bank.  He joined the ABN-AMRO Bank (formerly known as the Algemene Bank Nederland) in 1983 and was a member of its executive board from 1988 until the end of 2001.  While at ABN-AMRO Bank, he held the following executive positions:  chairman of the Investment Banking Division of ABN-AMRO Bank N.V. from 1990 until 2001, Senior Executive Vice President from 1986 until 1988 and Executive Vice President of its Corporate Banking Division from 1983 to 1986.  Prior to joining the ABN-AMRO Bank, Mr. Van Tets was Vice President of Corporate Finance with First Boston Corporation in New York from 1977 until 1983, Senior Vice President with Sogon Swiss in New York from 1975 until 1977, and held functions with Societé Générale in Paris and  with Banque Européenne  de Credit in Brussels from 1973 until 1975.  Mr. Van Tets currently serves as a member of the supervisory board or similar corporate organ of the following companies: International Securities Market Association (chairman), National Foundation Holland Casino, Wegener N.V. (chairman), Reliant Energy Europe BV, Foundation Company Pensionfund Building Industry (chairman), Foundation Verenigd Bezit and Foundation Castle De Haar.

Drs. Gerrit Ybema, age 58, has the Netherlands nationality and serves as member of the Supervisory Board since May 2003.  Mr. Ybema obtained a degree in Economics, with specialization in Internal Economic Relations, from the Rijksuniversiteit Groningen in 1977.  He has held many diverse government positions.  Among others, he has been employed by the city of Enschede and by the province of Friesland.  At the latter, he was engaged in financial policy planning.  In 1986 he became policy advisor to the College van Gedeputeerde Staten van Friesland and fraction president for D’66 in the city council of Leeuwarden.  In 1989 he was elected to the Tweede Kamer of the Staten-Generaal.  In 1994 he became president of the Vaste Commissie voor Financiën.  From August 1998 until July 2002, Mr. Ybema was Secretary of State for Economic Affairs in the second cabinet of Prime Minister Kok, with special focus on external trade. Mr. Ybema currently serves as president of the supervisory board of Northern Gateway Hosting B.V. in Groningen, The Netherlands.

The Company’s current Executive Board members are:

Name	Year of birth	Year of appointment	Position
Harrie L.J. Noy	1951	1993	Executive Board member (Chairman since 2000)
Steven M. Blake	1956	1999	Executive Board member
C. Michiel Jaski	1959	2000	Executive Board member
Jan Zijlstra	1946	1999	Executive Board member

Harrie L.J. Noy M.Eng. (1951), Chairman, was appointed Chairman of the Executive Board in 2000. He is a Dutch citizen. He joined the Company in 1975 and was appointed Managing Director of Heidemij Advies BV in 1990, Chairman of the board of Heidemij Advies BV in 1993 and member of the Executive Board of the Company in 1994.  Non-executive board functions are with the Civieltechnisch Centrum Uitvoering Research en Regelgeving (CUR), Foundation Habiforum, VNO-NCW, Advisory Board Euronext and the Dutch-German Chamber of Commerce.

Steven B. Blake M.Sc.Hydrology (1956) was appointed member of the Company’s Executive Board in 1999.  He is an U.S. citizen.  He became a director of the Hydrocarbon Services Division of Geraghty&Miller in1989, was Vice president Programs & Strategic Operations Geraghty&Miller 1991-1994, was appointed President of Geraghty&Miller in 1994, and served as CEO of ARCADIS Geraghty&Miller, Inc from 1996 till 1999. Mr. Blake’s other non-executive board functions are the Construction Industry Roundtable, the US National Water Well Association and the Federal Relations Committee – CIRT.

Jan Zijlstra M.Eng. (1946) was appointed member of the Company’s Executive Board in 1999.  He is a Dutch citizen. Mr. Zijlsttra started his career with ARCADIS  in 1971 and he served in various (management) positions throughout his career, most recently as managing director of ARCADIS Bouw/Infra 1997-1999. Other non-executive board functions are ONRI (Organization for Consulting and Engineering Firms), Foundation Toekomstbeeld der Techniek, Foundation P3&BI, Railforum and Foundation KNHM.

C. Michiel Jaski (1959), has the Dutch nationality. In May 2000, Mr. Jaski was appinted to the Company’s Executive Board.  Prior to his appointment to the Company’s Executive Board, Mr. Jaski was a Global Vice President of Polyesters Plastics Packaging Shell Chemicals Ltd. from 1999 until 2000; Global Marketing & Sales Director Polyesters Plastics Packaging Shell Chemicals Ltd. from 1998 until 1999; Business Unit Manager Europa Shell Chemicals Ltd. from 1992 until 1998; Sales Manager Benelux Shell Nederland Chemie from 1990 until 1992; Product Manager Shell Nederland Chemie from 1988 until 1990; Project Manager Information Technology Philips UK and Philips Belgium from 1986 until 1987; and Information Analyst Philips from 1984 until 1985.

Staff directors

Name	Year of birth	Year of Appointment	Principal Occupation
Hans van Dord	1944	2000	Corporate Director Business Development
Henk ten Cate	1953	2001	Corporate Director Finance
Wim G.M. Rupert	1945	1994	Corporate Director Human Resources
Craig E. Eisen	1951	2002	Corporate Director Mergers and Acquisitions

Senior management committee

Besides the members of the Executive Board and the staff directors, the other senior mangement committee members of the Company are currently as follows:

Name	Year of birth	Year of Appointment	Principal Occupation
Joe A. Hastey	1948	1999	CEO – ARCADIS G&M
Yann Leblais	1952	2000	CEO – ARCADIS FCI
Erhard Robold	1956	1998	CEO – ARCADIS Deutschland
Antonio Roch	1941	1999	CEO – ARCADIS Logos
Rein J. Sirre	1942	2000	Managing Director – ARCADIS Nederland
Kees T. Slingerland	1960	2000	Managing Director – ARCADIS Nederland

Ludo Smans	1947	1995	Managing Director – ARCADIS Belgium
Luis Valenzuela	1943	1989	CEO – ARCADIS Geotecnica
Luis Villarroya	1953	1999	CEO – Grupo EP
Simon P. Warmerdam	1960	2000	Managing Director – ARCADIS Euroconsult

There are no family relationships among the directors and executive officers of the Company.

B.               Compensation

The aggregate compensation, including directors’ fees and bonuses, paid or accrued to all directors and executive officers of the Company as a group (23 persons) with respect to services of such persons in all capacities during the fiscal year ended December 31, 2002, was € 4.4 million.  The aggregate amount set aside or accrued to provide pension, retirement and similar benefits for the directors and executive officers of the Company, as a group, during the fiscal year ended December 31, 2002, was € 0.3  million. Furthermore, in May 2002, 89,500 stock options were granted to the mentioned members of the Executive Board and SMC with an exercise price of € 10.79. All these options are exercisable 3 years after the grant date.

Below the information on the compensation of the members of the Executive Board and the Supervisory board are shown on an individual basis.

Executive Board	Salary (2)	Bonus (3)	Pension premium	Number of options
amounts in thousands of euros
Harrie Noy	316	114	56	15,000
Steve Blake (1)	370	138	7	13,000
Michiel Jaski	237	86	26	10,000
Jan Zijlstra	237	86	50	10,000

1. The amounts are in US$.

2. The salaries of the Dutch members of the Executive Board were raised by 3%, in line with the Company’s collective labor agreement; the salary of the American Executive Board member was raised by 2.4%.

3. The bonus is based on the results achieved in 2001.

Supervisory Board	Remuneration
amounts in thousands of euros

Luck M. van Leeuwen	38
Carlos Espinosa de los Monteros	25
André A. van der Louw	25
Jan Peelen	25
Ross A. Webber	25
Rijnhard W.F. van Tets (was appointed as of May 16, 2002)	13

C.               Corporate governance

ARCADIS NV is a structured company in accordance with Book 2 of Dutch Civil Law. Reference is made to the attached Articles of Association.

Supervisory Board

The Supervisory Board has ultimate responsibility for the operations of the Company.  Under the Company’s Articles of Association, the Supervisory Board may have a minimum of three, and a maximum of nine, members.  Currently, there are seven members of the Supervisory Board.  Composition of the Supervisory Board is designed to mirror the international segments in which the Company operates, and its members are expected to have substantial knowledge and experience in areas pertinent to the Company’s operations.

Under the current corporate structure, members of the Supervisory Board are nominated and appointed by the Supervisory Board itself.  The shareholders of the Company, at the Annual General Meeting of Shareholders, and the Central Works Council (the Works Council is a Council to advice on and/or to approve some decisions made by the Executive Board, as described in Dutch law and of which the members are appointed by and from the Dutch staff members of the company), may nominate candidates for the Supervisory Board and may object to any nomination made by the Supervisory Board.  Supervisory Board members are appointed for four-year terms, and no one person may serve more than three consecutive terms.

Supervisory Board Committees

Consistent with the recommendations of the Committee on Corporate Governance in the Netherlands, the Supervisory Board has formed the following committees to help govern the Company’s increasingly complex and international operations:

Selection and Remuneration Committee. This committee selects and nominates candidates for appointment to the Supervisory Board and the Executive Board. In addition, this committee advises the Supervisory Board on matters relating to the compensation of the members of the Executive Board, and the Senior Management Committee, the option plan policy, and the award of options under existing option plans. This committee includes the Chairman of the Supervisory Board and two other members.

Audit Committee. The Audit Committee is responsible for ensuring the integrity of the company’s financial reports as well as monitoring. It also focuses specific attention on the effectiveness of risk management and internal control processes. The Audit Committee reviews all periodic financial reports, and conducts meetings with management, persons responsible for the internal audit function, and the independent auditors to ensure the accuracy of such reports. The Audit Committee was established in January 2003 and is subject to its own set of regulations (the ARCADIS Audit Committee Charter). The committee consists of the Chairman and two members of the Supervisory Board and conducts at least three meetings a year in the presence of the Chairman of the Executive Board and the corporate Finance Director. All Supervisory Board members and Audit Committee members are independent from the company.

Integrity Committee. This committee was established at the end of 2002 to oversee the Company’s and its affiliates’ compliance with the ARCADIS General Business Principles introduced in early 2003. The committee consists of the Chairman of the Supervisory Board and one other member.

Executive Board

The Executive Board consists of one or more member(s) who are, under the current corporate structure, appointed by the Supervisory Board. The number of members is determined by the Supervisory Board after consultation with the Executive Board and currently totals four. The Supervisory Board has appointed a chairman from among the members of the Executive Board and, in consultation with the Executive Board, made a roster of activities. This roster is now based on the geographical regions in which ARCADIS is active: the Netherlands, North and South America, other European countries, and rest of the world. Each member of the Executive Board is responsible for one of these regions. The chairman’s primary responsibilities include oversight of finance, strategy, human resources management, and corporate communications. Members of the Executive Board are appointed without a fixed term and may be removed by the Supervisory Board at any time.

Senior Management Committee

In the second half of 1995, the Company instituted a Senior Management Committee, consisting of the members of the Executive Board, the Corporate Staff Directors for Finance, Human Resources and Corporate Development, as well as the Chief Executive Officers of the major operating companies.  The principal goal of this group is to stimulate the internal cooperation between the operating companies.  On the other hand, the Senior Management Committee is also a sounding board in which Executive Board decisions are prepared and pre-discussed prior to their implementation.  In the past years, the Senior Management Committee has been instrumental in forwarding the Company’s one firm strategy, as well as a number of cohesion programs.

General Meeting of Shareholders

In accordance with Dutch Civil Law, the Company holds a General Meeting of Shareholders each year. The Supervisory Board, the Executive Board or stockholders holding at least 1% of the Company’s issued capital may call extraordinary meetings of shareholders. The party convening the meeting determines the agenda for an extraordinary meeting. Shareholders holding at least 1% of the Company’s issued capital may also submit proposals for inclusion in any meeting up to sixty days prior to the meeting. All issues shares carry voting rights for inclusion in any meeting to the nominal value of such shares. Resolutions of the shareholders must be adopted by an absolute majority of votes actually cast, subject to certain exceptions.

Use of proxies

ARCADIS N.V. common shares are quoted in the United States on the NASDAQ.  Since listing its shares on the NASDAQ, the Company has permitted shareholders in the United States to use proxies in connection with shareholder meetings.  While the law in the Netherlands and the Company’s Articles of Association permit the Company to establish a record date to encourage the use of proxy voting for shares quoted on Euronext Amsterdam NV, the Company has not traditionally done so.  Accordingly, shareholders in the United States who wish to vote their shares by proxy may be required to deposit them with the Company for a longer period of time in order to vote on shareholder proposals, during which the value of the shares may fluctuate.

Capital and shares

The Company’s authorized share capital consists of common stock (traded at Nasdaq and/or Euronext Amsterdam NV), cumulative financial preferred shares, priority shares, and cumulative preferred shares.

Cumulative financing preferred shares

Since 2002, the Company’s Articles of Association incorporate the ability to issue shares of cumulative financing preferred stock, none of which are currently outstanding.  The issuance of shares of cumulative financing preferred stock allows the Company, when needed, to finance acquisitions from the issuance of share capital, which will strengthen shareholders’ equity without resulting in a dilution of the existing shareholders.

Priority shares

The 200 priority shares are held by the Stichting Prioriteit ARCADIS NV, a foundation. Major corporate decisions require prior approval from the holder of these priority shares, including the issuance, acquisition, or disposal of shares in the Company; amendments to the Articles of Association; dissolution of the Company; filing for bankruptcy; joint ventures of a material size and material investments or acquisitions. The board of Stichting Prioriteit ARCADIS NV has 20 members, including 10 members from the Executive and Supervisory Boards of the Company and 10 representatives elected by and from the global employee-base of ARCADIS.  A 60% absolute majority of the members of the board is required to approve any major corporate decision, effectively giving the employees of the Company the ability to veto certain major corporate events.  This board meets twice a year to discuss the strategic development of the Company.

Cumulative Preferred Shares

The Company’s Articles of Association authorize the issuance of cumulative preferred shares up to the number of current outstanding common shares of ARCADIS NV stock, none of which are currently outstanding.  Stichting Preferente Aandelen ARCADIS NV, established in 1995, which we refer to as the ARCADIS Preferred Stock Foundation, has been granted the right to purchase all the issued cumulative preferred shares, up to a maximum equal of the number of outstanding shares issued at the date in question. ARCADIS NV has been granted the right to issue the same number of preferred shares to the Foundation. Both options may only be exercised provided the interest of ARCADIS NV, its affiliated enterprises and all parties involved were to warrant this pursuant to an option agreement entered into with the Company. The board of the ARCADIS Preferred Stock Foundation consists of five persons, four persons appointed by the Company’s Executive Board and one person appointed by and from the members of the Supervisory Board.

Share issuance policy

Annually, the General Meeting of Shareholders is asked to authorize the issuance of shares and limit or exclude the related legal priority rights. Each year at the presentation of this agenda point, the goals and restrictions that will guide the Executive Board and the Supervisory Board when using this authorization are explained. The authorization is generally meant to provide an opportunity to act decisively in case attractive expansion opportunities present themselves in the form of acquisitions.

Stock Option Plans and Stock Purchase Plans

In order to provide employees and management with long term incentives tied to the Company’s performance, ARCADIS NV has adopted Stock Option Plans and Stock Purchase Plans. Such plans are to be presented to and approved by the General Meeting of Shareholders to allow for certain tax advantages in the United States.

Auditor

The annual financial statements of the Company, as drafted by the Executive Board, must be certified by a certified public accountant. The General Meeting of Shareholders has the authority to appoint a certified public accountant. Should the General Meeting choose not to use this authority, the auditor is appointed by the Supervisory Board. In 2001, in consultation with KPMG, a change in the partner conducting the audit was made. To ensure the objectivity and independence of the auditor, all the work performed by KPMG, including general recommendations, must be reconciled by and is subject to the review and approval of the Audit Committee.

Compensation

Supervisory Board

The General Meeting of Shareholders determines compensation for members of the Supervisory Board. Supervisory Board members currently do not receive additional compensation for service on Board Committees.

Executive Board

The Supervisory Board based on recommendations from the Remuneration Committee determines the compensation of members of the Executive Board. The Company’s policy is to compensate its senior executives at markets rates as determined by comparison to other companies of similar size, scope and nature of operations, and performance as ARCADIS.  The compensation of members of the Executive Board is designed to provide both short- and long-term incentives for performance and is developed in part based on information provided by independent consultants to the Company.  Packages provided to the members of the Executive Board include the following components:

• Fixed salary. The Supervisory Board based on recommendations by the Remuneration Committee adjusts salary annually. For the Dutch members of the Executive Board, the increases in 2002 matched those of Dutch employees who are not subject to the collective labor agreement; Mr. Blake’s salary is based on salaries for similarly situated executives in the United States, and the increases during 2002 were tied to the increases matching those of employees of ARCADIS G&M in the United States.

• Variable salary. Members of the Executive Board also receive performance-based compensation in the form of annual bonuses.  The bonuses for which the members of the Executive Board are eligible are determined by the Supervisory Board after consultation with the Remuneration Committee and are based in part on certain performance goals established at the beginning of each year. Bonuses can vary between 0% and 80% of the fixed salary (12 times the monthly salary) with 40% representing accomplishment of the goals. In 2001, the criterion was the growth in earnings per share (excluding the effect from acquisitions). Because earnings per share rose by 10% in 2001, the bonus that was paid in April 2002 was 40% of the fixed salary.  During 2002, the Company established additional criteria on capital invested, and earnings per share (including acquisitions) so that the effect of acquisitions on performance could also be included.

• Compensations and other fringe benefits. The members of the Executive Board are eligible for coverage of expenses and other fringe benefits (such as a company car) customary in the industry.

• Pensions. The Dutch members of the Executive Board participate in the pension plan that is in place for the Dutch ARCADIS companies. Payments from and contributions to the Dutch pension plan are based on an individual’s projected salary at retirement, up to a maximum projected salary of €52,000 a year. Mr. Blake participates in the 401K plan that is in effect in the United States.

• Options. ARCADIS has an option plan for key employees. Members of the Executive Board are granted options by the Supervisory Board based on the recommendations of the Remuneration Committee, which in part bases its decision on the performance of the members of the Executive Board.

The Company pledged no loans, advances, financial arrangements, or guarantees to members of the Executive

Board, the Supervisory Board or to members of the Senior Management Committee.

Sustainable business conduct

Sustainable business conduct implies that citizens, the government, and business together are responsible for a healthy society. Companies are increasingly being evaluated – including by shareholders – on the contribution they provide in this area. Based on ARCADIS’ long history, the Company is very cognizant of its social responsibility. Of course, the fact that most of the activities undertaken by ARCADIS are directly or indirectly related to the way in which the human habitat is designed strengthens this commitment and the ties with the public domain.

Care for the human habitat

Sustainability integrated into services

Sustainable development is a leading principle in all ARCADIS operations. Environmental activities directly contribute to a healthier living environment because they focus on providing remedies for past contamination or modifying industrial processes to minimize future environmental effects. In other activities, the Company seeks to assist clients in finding sustainable solutions. This means that the Company uses its many disciplines to illustrate the environmental effects of the projects it undertakes. As a result, solutions are proposed to eliminate or limit these effects, while taking into account all of the clients’ interests. Because ARCADIS has a strong local presence, the Company is positioned well to create solutions that fully fit into local settings. Interactive planning, whereby citizens are invited to actively participate in the design phase of projects, is an innovative tool with which ARCADIS has experience. Interactive planning is a prerequisite for sustainable development.

Sustainability in operational management

In ARCADIS’ own operations, the Company strives to minimize the environmental impact of its activities. This is done by separating waste streams, such as paper, and recycling or reusing part of this waste; limiting mileage usage by company cars by encouraging the use of public transportation; and conducting energy savings policies in its offices.

Relationship with KNHM

One of the major shareholders in ARCADIS is the KNHM Foundation  (Koninklijke Nederlandsche Heidemaatschappij), a founding association of the Company. The goal of this foundation ‘improving the living and working environment’ is closely mirrored in the activities of ARCADIS, with one major difference: the Foundation is a non-profit organization. KNHM uses the proceeds from its assets – among which are dividends on its shares in ARCADIS -on projects that improve environmental awareness and the quality of the living environment. In a number of cases, KNHM cooperates with ARCADIS on these types of projects, providing the Company with the opportunity for early involvement in project developments.

Integrity policy

Discussions about tendering procedures

Since the end of 2001, the behavior of certain market participants in the tendering of projects in the contracting business in the Netherlands has come under scrutiny. This resulted in a parliamentary investigation into ‘the building fraud’. Because the Heidemij name was reported in a number of press articles, ARCADIS conducted its own investigation into the allegations. The findings indicated that a section of the contracting activities within one of the Dutch operating companies was not operating entirely up to standard. The section of the contracting activities, which are won by public tenders, represents approximately 1% of total ARCADIS revenues. At the same time, the Dutch Competition Authority investigated one specific case of possible involvement by ARCADIS Planrealisatie BV. The Authority released a press statement about the investigation. In the meantime, the report of the Authority has been published. Because material financial consequences cannot be foreseen, no provisions have been taken. Intensive deliberations about this issue, with the Supervisory Board among others, have occurred. Internally, all those involved have been told irrefutably that ARCADIS will conduct its business within the confines of laws and regulations. A decision was made to cease those contracting activities acquired by public tenders in which price is the sole determination for project award. In addition, ARCADIS globally introduced an integrity code that will become the basis for an active integrity policy.

ARCADIS General Business Principles

In fall 2002, ARCADIS, in close cooperation with the Senior Management Committee and the Supervisory Board, drafted a code of General Business Principles. These principles indicate how the Company wants to deal with integrity (which is one of the three core values of the Company). The code serves as a guideline for our business decisions and activities around the world, is applicable to all levels of the organization, and applies to overall company activities as well as the behavior of individual employees.

The General Business Principles describe the commitments ARCADIS applies to itself in its relationships with society, clients, employees, and shareholders. With regard to society, this not only implies a commitment to abide by national laws and respect local cultures, but also implies a commitment to respect the surroundings and the environment when executing a project. With regard to clients, ARCADIS wants to be a reliable partner who continually works on improving its services through investing in the collective knowledge and skills of its employees. The Company also commits itself to delivering its services under contractual obligations that are not contrary to its independent professional judgment and objectivity (professional integrity). In addition, full transparency regarding possible conflicts of interest in the execution of our services is provided. With regard to employees, ARCADIS commits itself to be an equal opportunity employer, offering personal development and career opportunities in healthy and safe working conditions. In addition, the General Business Principles contain guidelines for dealing with the provision and acceptance of gifts. The full text of the business principles can be found on ARCADIS’ website (www.arcadis-global.com).

The ARCADIS General Business Principles became effective globally in early 2003. The management of each of the operating companies is responsible for the implementation of the General Business Principles. All employees will be provided with a copy of the principles. The principles stipulate that employees will not be held responsible for the loss of work resulting from abiding by the General Business Principles, nor will they suffer negative consequences if reporting violations of the code. An offense, however, can lead to sanctions up to and including termination of employment with the Company. The General Business Principles do not offer tailor-made solutions for every dilemma we may encounter in the performance of our jobs. Employees are, therefore, encouraged to recognize and discuss these dilemmas so that, where necessary, management can assume responsibility for the decision. It is through this active integrity policy that we can fulfill our commitment to integrity.

D.               Employees

At the end of December 2002, the Company had 8,503 total employees, compared to 7,658 at the end of 2001 and 7,742 at the end of 2000.  For 2002, the average number of employees was 8,020, compared to 7,619 in 2001 and 7,657 in 2000.

At December 31, 2002, the geographic location of the staff was: Netherlands 2,861 (2001: 3,013; 2000: 3,319), other European countries 3,239 (2001: 2,333; 2000: 2,233) and North- and South-America 2,403 (2001: 2,312; 2000: 2,190).

In 2002, the percentage of employees with a temporary contract increased from 17% at January 1, 2002 to 19% at year end.

A small minority of the employees is a member of a union.

E.                 Share ownership

The following table discloses, as of December 31, 2002, interests held in the share capital of ARCADIS N.V.  by members of the Supervisory and Executive Boards:

Name	Shares(1)	% of Outstanding Capital
Harrie L.J. Noy	10,578	0.05%
Steven B. Blake	6,105	0.03%
C. Michiel Jaski	321	0.00%
Jan Zijstra	196	0.00%
Ross A. Webber	1,130	0.01%

(1)               Excludes options held by such persons

The following table discloses, as of December 31, 2002, outstanding options held by members of the

Supervisory and Executive Boards:

	Option plan from year	Granted in year	Options granted	Exercise price	Exercised 2002	Outstanding	Expiration date
Harrie Noy	2001	2001	30,000	€ 9.20	—	30,000	05-23-2011
		2002	15,000	€ 10.79	—	15,000	05-22-2012
Steve Blake	*	**	85,615	***	—	85,615	03-17-2009
	1996	2000	18,750	US$6.75	—	18,750	05-17-2010
		2001	18,750	US$8.00	—	18,750	05-23-2011
	2001	2001	25,000	€ 9.20	—	25,000	05-23-2011
		2002	13,000	€ 10.79	—	13,000	05-22-2012
Michiel Jaski	2001	2001	17,500	€ 9.20	—	17,500	05-23-2011
		2002	10,000	€ 10.79	—	10,000	05-22-2012
Jan Zijlstra	2001	2001	17,500	€ 9.20	—	17,500	05-23-2011
		2002	10,000	€ 10.79	—	10,000	05-22-2012
Ross Webber			5,000

OPTION AND SHARE PURCHASE PLANS

In order to align the goals of the Company’s management and employees with the performance of the Company, ARCADIS NV has adopted stock option plans, as well as two stock purchase plans.

ARCADIS N.V. 1994-1996 Incentive Plan

At the time of the Company’s merger with Geraghty & Miller, Inc. in 1993, ARCADIS N.V. adopted and after 1994 expanded Geraghty & Miller’s existing stock option plans, which covered employees in the United States. These include 7 plans: 1987 stock option plan; 1988 stock option plan; Reed option plan; 1989 stock option plan; 1991 stock option plan; ARCADIS 1994 stock option plan and the 1996 ARCADIS stock option plan.

Under these plans, options to purchase a maximum of 1,511,144 ARCADIS N.V. common shares were available for issuance to the Company’s employees in the United States.  These options may be exercised up to ten years after the date of grant and become vested in various time frames (varying from full after three years, or over a period of three years).

As of December 31, 2002, options to purchase an aggregate of 676,024 ARCADIS N.V. common shares were outstanding under the 1994 and 1996 ARCADIS stock option plans, with an average exercise price of US$8.80.  On June 14, 2002, pursuant to the 1996 stock option plan and in accordance with the terms of a new employment agreement, the Company granted an option to purchase a total of 35,000 ARCADIS N.V. common shares to the new Director for Mergers and Acquisitions at an exercise price of US$9.44 per share. On December 31, 2001, option holders had the opportunity to exercise 368,874 options against prices varying from US$ 6.75 to US$ 11.00.

Shares needed for the ARCADIS NV 1987-1991 and 1994-1996 option plans will be issued through the NASDAQ when these options are exercised. For delivery of common shares resulting from options being exercised during 2002 under these plans, the Company issued 7,993 shares.

The closing price of ARCADIS shares on the NASDAQ on December 31, 2002 was US$ 8.38.

ARCADIS NV 2001 Long Term Incentive Share Option Plan

In the May 23, 2001General Meeting of Shareholders, the Company adopted the ARCADIS NV 2001 Long Term Incentive Share Option Plan. Under this plan, options to purchase a maximum of 2,500,000 ARCADIS NV common shares may be granted from 2001 to 2006 to key Company personnel.  The number of options to be granted each year pursuant to the 2001 plan is determined after comparing the actual increase in earnings per share during the prior fiscal year to a target increase established by the Supervisory Board when the financial budget for the upcoming year is adopted. Options granted pursuant to the 2001 plan may be exercised up to ten years from the date of grant and become fully vested after a period of three years, provided the participant is still employed by the Company.  Options are usually granted on the day after the Annual General Meeting of Shareholders, and the exercise price will match the closing price of ARCADIS NV shares on the Euronext Amsterdam stock exchange on the day on which the options are granted.

Based on an increase in net income per share of 10% during 2002,  options to purchase a maximum of 265,000 ARCADIS N.V. common shares could be granted pursuant to the 2001 plan.   On May 22, 2002, the Company issued options to purchase a total of 254,100 ARCADIS N.V. common shares at an exercise price of € 10.79 per share to 86 employees worldwide under the 2001 plan, according to the following distribution:

Executive Board members:	48,000 options
Management/employees ARCADIS NV	18,500 options
Management/employees ARCADIS Nederland BV	78,000 options
Management/employees ARCADIS G&M, Inc.	86,000 options
Management/employees other operating units	23,600 options

In August 2002, the Company issued options to purchase a total of 9,000  ARCADIS N.V. common shares at an exercise price of € 8.50 per share to the management of FCI in connection with the acquisition. As of December 31, 2002, options to purchase a total of 458,100 ARCADIS N.V. common shares were outstanding under the 2001 plan at an average exercise price of € 10.07 per share.

In order to minimize dilution, it is the Company’s intention to purchase the shares to be reserved for issuance pursuant to the 2001 Plan on or before the date the options can be exercised.  On June 17, 2002, the Company purchased 300,000 shares from the share register at a price of €10.75 per share.

ARCADIS NV 1994 Employee Stock Purchase Plan

The ARCADIS N.V. 1994 Employee Stock Purchase Plan enabled U.S. employees to purchase a maximum of 230,000 ARCADIS NV shares from their employer at a discount of 10% until July 1, 2002, when the plan was terminated.   In the period 1994-2002, the Company delivered 111,000 shares to employees purchasing them through the plan.

ARCADIS NV 2002 Employee Share Participation Plan

At the end of 2001, in cooperation with the Lovinklaan Foundation, ARCADIS N.V. introduced an Employee Share Participation Plan that enables employees to purchase ARCADIS NV shares from the Lovinklaan Foundation against a discount. The Employee Share Participation Plan is available to employees in the Netherlands, United States, and Belgium.

The discount percentages are based on local laws and regulations and differ on a country-to-country basis, varying from 10% (the Netherlands) to 15% (United States) and 16.67% (Belgium).

The shares used for this plan, as well as the discount in price, are provided by the Lovinklaan Foundation. Therefore, this Employee Share Participation Plan in no way gives rise for the purchase or issuance of shares by ARCADIS N.V. itself.  The Lovinklaan Foundation is a shareholder in ARCADIS NV and, at December 31, 2002, held a 28.5% stake in the Company’s share capital.

Overview of options granted

The following table includes aggregate information for all options, including non-qualified stock options, granted pursuant to the Company option plans during 2002.

Option plan year	Granted	Exercise price	Cancelled	Exercised	Outstanding	Expiration

1988	88,769	US$9.38	—	83,306	5,463	1/29/03
1989	49,206	9.38	—	29,092	20,114	1/29/03
1991	3,169	9.15	—	437	2,732	4/22/03
1994	92,868	9.50	54,628	—	38,240	1/4/04
	10,000	11.00	—	—	10,000	9/15/04
	159,750	11.00	85,550	3,200	71,000	9/22/04
	20,000	8.50	—	—	20,000	5/1/06
	98,622	9.13	54,790	1,900	41,932	3/26/06
	51,878	9.13	35,210	—	16,668	3/26/06
	10,000	10.63	—	—	10,000	8/19/06
	74,500	9.13	35,500	6,000	33,000	3/26/06
1996	99,695	11.50	33,000	—	66,695	4/1/08
	305	11.50	—	—	305	4/1/08
	82,500	6.75	20,625	—	61,875	3/17/09
	11,374	8.25	—	—	11,374	7/1/09
	3,626	8.25	—	—	3,626	7/1/09
	122,123	6.75	11,500	—	110,623	5/17/10
	6,627	6.75	—	—	6,627	5/17/10
		8.00	8,000	—	102,937	5/23/11
	7,813	8.00	—	—	7,813	5/23/11
	35,000	US$9.44	—	—	35,000	6/14/12
2001	195,000	€ 9.20	—	—	195,000	5/23/11
	254,100	10.79	—	—	254,100	5/22/12
	9,000	€8.50	—	—	9,000	8/9/12
Total	1,596,862		338,803	123,935	1,134,124

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ARCADIS N.V. is not directly or indirectly owned or controlled by another corporation or by any government.  The following table lists, as of April 30, 2003:  (1) any person who is known to ARCADIS to be the owner of more than five percent of any class of outstanding ARCADIS N.V.voting securities; (2) the number of shares held by such person, and (3) the percentage ownership of any class of outstanding ARCADIS voting securities owned by such persons. These major shareholders do not receive any preferential voting rights.

The total number of outstanding common shares as of April 30, 2003 was 20,299,395.  Of the total outstanding number of shares of common stock, 1,582,431 shares are traded on NASDAQ. The number of record holders in the United States is 136. Shares traded on AEX are bearer shares.

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class
Common Stock, € 0.05 nominal value (“ARCADIS Common Shares”)	Stichting Lovinklaan (“Lovinklaan Foundation”) (a)	5,728,889	28.22%

	Koninklijke Nederlandsche Heidemaatschappij (“KNHM”) (b)	1,263,409	6.22%

	Members of ARCADIS Executive Board, Members of Supervisory Board and executive officers as a group (c)	18,330	0.09%

	Fortis N.V	1,946,108	9.89%

	Delta Deelnemingen Fonds (notification 2001)	1,050,000	5.17%

	Smoorenburg BV	1,030,707	5.08%

Priority Shares, € 0.05 nominal value (“ARCADIS Priority Shares”)	Stichting Prioriteit ARCADIS NV (“Priority Share Foundation”) (d)	200	100%

(a)               The Lovinklaan Foundation presently has five directors, elected by and from Dutch staff members of the Company, none of whom is an officer or director of ARCADIS.  The Lovinklaan Foundation has agreed not to dispose of or pledge 4,000,000 of the ARCADIS Common Shares it holds without the prior approval of the holder of the ARCADIS Priority Shares. Lovinklaan Foundation funds the ARCADIS NV 2002 Employee Stock Purchase Plans, which are currently operational in the Netherlands, Belgium and the US. The ESPP’s enable employees to purchase ARCADIS shares from Lovinklaan Foundation at a pre-determined discount.

(b)              KNHM is an independent non-profit association dedicated to environmental awareness and education.  KNHM is governed by a board of trustees composed of 11 members. ARCADIS has the right to nominate one board member. Currently two members of the KNHM board of trustees are each a director or executive officer of ARCADIS.  During 2002, KNHM disposed of approximately 50% of its holdings of ARCADIS N.V. common shares.

(c)               Certain members of ARCADIS’ Executive Board, members of ARCADIS’ Supervisory Board and executive officers own ARCADIS N.V. common shares directly. The number of shares listed for the Executive and Supervisory Board members and executive officers as a group reflects only those shares owned directly by such persons.

(d)              The ARCADIS Priority Shares are held by the Priority Share Foundation, a non-profit foundation which has 20 directors. To take action, the affirmative vote of twelve of the directors is required. Seven of the directors are members of ARCADIS’ Supervisory Board, three are members of ARCADIS’ Executive Board, and ten are ARCADIS employees who have been elected to serve as directors of the Bellevue Foundation (a Foundation representing the international staff members of ARCADIS). The Priority Share Foundation has committed not to dispose of the Priority Shares except in the event of the dissolution of the Priority Share Foundation, which must be approved by the directors of the Priority Share Foundation. (See also Note 12 of the Notes to the Consolidated Financial Statements).

The Stichting Preferente Aandelen ARCADIS N.V. (Preference Shares ARCADIS Foundation), established in Arnhem, has as its objective the protection and promotion of the interests of ARCADIS N.V. and its affiliated companies and all parties involved. The Board of this Foundation consists of four persons appointed by the Company’s Executive Board and one person appointed by and from the members of the Company’s Supervisory Board, who acts as chairman. The Foundation has been granted the right to acquire preference shares up to a maximum equal to the number of ordinary shares in issue at the date in question. ARCADIS N.V. has been granted the right to issue the same number of preference shares to the Foundation. Both options may only be exercised upon the determination of the Board of the Preference Shares ARCADIS Foundation that such exercise is in the best interest of ARCADIS N.V., its affiliates, and all parties involved.

The Company has not been informed of any arrangements, other than those referred to above, which may result in a change in control of the Company.

B.                 Related party transactions.

None.

C.                 Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.                 Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

The consolidated financial statements of the Company and related audit report can be found at Item 18 of this report.

Export sales

Export sales do not constitute a significant portion of the Company’s total sales volume.

Legal or arbitration proceedings

ARCADIS N.V. and its group companies are from time to time involved in routine litigation.  Management believes that the outcome of pending cases will not have a material effect on the consolidated financial condition, results of operations, or cash flows of ARCADIS N.V.

Policy on dividend distributions

ARCADIS’ long-term dividend policy is to recommend an average payment of an annual dividend ranging from 30% to 40% of net operational income as reported under the Generally Accepted Accounting Principles in the Netherlands.

B.                 Significant Changes

Since the date of the most recent interim financial statements, no significant changes occurred. The most recent interim financial statements were included in the first quarter 2003 report and published on May 7, 2003.

ITEM 9. THE OFFER AND LISTING

A.                 Price History of the Stock and Markets

Until the end of 1997, ARCADIS Common Shares were listed on the National Market of the National Association of Security Dealers Automated Quotation System (“Nasdaq NM”) under the symbol “HEIDF” and on the Amsterdam Stock Exchange under the symbol “HEIMY.” Because of the name change, at the end of 1997, the listing symbols on the Nasdaq NM and on the Amsterdam Stock Exchange were changed into “ARCAF” and “ARCAD”.

The following table sets forth the high and low sales prices of the ARCADIS Common Shares as reported by the Nasdaq NM and by the Amsterdam Stock Exchange on a quarterly basis since the first quarter of 2000:

	NASDAQ (U.S. Dollars)		AMSTERDAM STOCK EXCHANGE (EUR)
	High	Low	High	Low

1998	12.375	6.500	11.53	5.90

1999	9.000	6.500	8.65	6.10

2000	8.000	6.125	9.10	7.00

2001
First quarter	8.875	7.750	9.70	8.40
Second quarter	8.800	7.350	9.75	8.75
Third quarter	8.810	7.310	9.45	8.00
Fourth quarter	8.750	7.758	9.45	8.80
Full year	8.875	7.310	9.75	8.00

2002
First quarter	9.450	8.360	10.65	9.40
Second quarter	10.350	8.890	11.19	9.75
Third quarter	10.300	8.000	10.53	8.15
Fourth quarter	9.800	8.280	9.60	7.94
Full year	10.350	8.000	11.19	7.94

Most recent 6 months
December 2002	8.760	8.280	8.75	7.94
January 2003	9.300	8.380	8.75	7.95
February 2003	9.240	8.330	8.50	7.81
March 2003	8.390	7.000	7.62	6.43
April 2003	9.100	7.110	8.10	6.41
May 2003	11.100	9.100	9.45	8.50

As of April 30, 2003, approximately 9% of the outstanding ARCADIS Common Shares were listed on Nasdaq.  At this date, there were 133 holders of record in the United States.

ITEM 10. ADDITIONAL INFORMATION

A.                 Share Capital

Not applicable.

B.                 Memorandum and articles of association

The Articles of Association of ARCADIS NV, as approved by the Extraordinary General Meeting of Shareholders at June 5, 2003, are included to this document as Exhibit 1.

C.                 Material contracts

There are no material contracts exceeding 5% of gross revenue in any given year, other than contracts entered into in the ordinary course of business.

D.                 Exchange controls

There are currently no Netherlands laws, decrees or regulations that restrict the export or import of capital and there are no Netherlands exchange control restrictions on remittances of dividends on the ARCADIS Common Shares, interest or other payments to non-resident holders of ARCADIS Common Shares.

There are currently no limitations on the right of non-resident or foreign owners to hold or vote the ARCADIS Common Shares imposed by Netherlands law or by ARCADIS’ Articles of Association or other constituent documents of the Company.  There are no restrictions on the remittance of dividends, interest, or other payments to non-resident ARCADIS shareholders.

E.                   Taxation

The following is a summary of Netherlands tax consequences to an owner of ARCADIS Common Shares who is not, or is not deemed to be, a resident of the Netherlands or has not opted to be treated as a resident of the Netherlands for purposes of the relevant tax codes (a “non-resident Shareholder”). The summary does not address taxes imposed by the Netherlands and its political subdivisions, other than the transfer tax, dividend withholding tax, distribution tax, individual income tax, corporate income tax, net wealth tax, and gift and inheritance tax.

Transfer tax

No value added tax, stamp, documentary or registration duty or similar charge, will be imposed under the laws of the Netherlands upon execution, delivery, transfer, combination or split-up of ARCADIS Common Shares.

Dividend withholding tax

To the extent that cash dividends are distributed by ARCADIS, such dividends would be subject under Netherlands tax law to withholding tax at a rate of 25%.

Dividends include:

1.                    distributions in cash or in kind, including deemed and constructive distributions;

2.                    liquidation proceeds on redemption of the ARCADIS Common Shares in excess of the average paid-in capital as recognized for Netherlands dividend withholding tax purposes and, as a rule, the consideration for the repurchase of the ARCADIS Common Shares by ARCADIS in excess of the average paid-in capital recognized for Netherlands dividend withholding tax purposes, unless such repurchase is (a) for temporary investment or (b) exempt on the basis of the Dividend Tax Act 1965;

3.                    the par value in respect of the issue of ARCADIS Common Shares to a holder of the ARCADIS Common Shares, or an increase in the par value of the ARCADIS Common Shares, in exchange for a lower consideration, except where the issue or increase is funded out of ARCADIS’s paid-in capital as recognized for Netherlands dividend withholding tax purposes; and

4.                    partial redemption of the ARCADIS Common Shares to the extent this constitutes a repayment of contributed capital (as understood under the Dividend Tax Act 1965), and to the extent ARCADIS has net profits (as that expression is understood for Netherlands dividend withholding tax purposes), unless the ARCADIS Common Shares holders have resolved in a general meeting to make such repayment, and the par value of the ARCADIS Common Shares concerned has been reduced by a corresponding amount by way of an amendment of the Articles of Association.

An ARCADIS Common Shares holder residing outside the Netherlands may be entitled to a full or partial exemption from or refund of Netherlands dividend withholding tax under an applicable double taxation convention depending on its terms and conditions and subject to compliance by the ARCADIS Common Shares holder with those terms and conditions.

An ARCADIS Common Shares holder residing in the United States may be entitled to a reduction of Netherlands dividend withholding tax, in general to a Netherlands dividend withholding tax of 15%, under the double tax convention between the Netherlands and the United States with respect to income (the ‘‘Treaty’’ ) subject to compliance by the ARCADIS Common Shares holder with the applicable terms and conditions of the Treaty. Generally, a holder of the ARCADIS Common Shares will qualify for benefits under the Treaty (subject to compliance with the procedures for claiming benefits) if the holder:

1.                    is the beneficial owner of the dividends paid;

2.                    is resident in the United States according to the Treaty;

3.                    does not hold the ARCADIS Common Shares in connection with the conduct of business in the Netherlands; and

4.                    is not restricted in claiming the benefit of the Treaty under article 26 (Limitation on Benefits).

Dividends paid in respect of the ARCADIS Common Shares to an exempt pension trust or similar organization, may qualify for an exemption from or, as the case may be, a complete refund of Dutch dividend withholding tax under the Treaty, subject to compliance with the applicable terms and conditions.

On April 27, 2001, the Dutch Ministry of Finance announced that legislation will be introduced with retroactive effect as from April 27, 2001, against so-called “dividend-stripping” transactions. This legislation was presented to Dutch Parlaiment on August 31, 2001.

Under this proposed legislation, a recipient of a dividend is not considered the beneficial owner if it is plausible that:

•                  The recipient paid consideration (in cash or in kind) in connection with the dividend distribution, and the payment forms part of a sequence of transactions;

•                  An individual or company benefited, in whole or in part, directly or indirectly, from the dividend, where that individual or company is entitled to a less favourable relief from dividend withholding tax than the recipient of the dividend distribution; and

•                  The individual or company directly or indirectly retains or obtains a position in the shares, profit rights, or profit sharing bonds that is comparable to its position in similar shares, profit rights or profit sharing bonds before the sequence of transactions commenced.

The proposed legislation explicitly states that the term “sequence of transactions” includes cases of a sole acquisition of one or more dividend rights and of the establishment of short-term rights of enjoyment on shares, while the transferor retains ownership of the shares. The proposed legislation states that the anti-dividend-stripping rules also apply to transactions entered into on the public stock market.

Distribution Tax

ARCADIS may be subject to a special tax (‘‘distribution tax’’ ) at the rate of 20% to the extent that ‘‘excessive’’ profit distributions are distributed in respect of the ARCADIS Common Shares in the period from 1 January, 2001 up to and including 31 December, 2005. The Netherlands tax authorities hold the view that the distribution tax constitutes a corporate income tax, not a withholding tax. For purposes of the distribution tax, profit distributions (to be understood in its widest sense, and including distributions in cash, liquidation proceeds and proceeds from the redemption of shares) are considered to be ‘‘excessive’’ to the extent that, during a particular calendar year, the total amount of profit distributions exceeds the highest of the following three amounts:

1.                    four per cent of the fair market value of ARCADIS at the beginning of the relevant calendar year;

2.                    twice the amount of the average annual profit distribution made by ARCADIS, on the basis of a consistent policy, during the three calendar years prior to 1 January, 2001; and

3.                    the adjusted profits (as defined in the ‘‘distribution tax’’ rules) of ARCADIS for the preceding book year.

The distribution tax due will be reduced pro rata to the extent that the ARCADIS Common Shares have been held, at the time of the distribution, for an uninterrupted period of at least three years by individuals or legal entities (other than investment institutions as defined in the Corporate Income Tax Act 1969) holding at least 5% of ARCADIS’s nominal paid-in capital, provided such individuals or legal entities are resident in the Netherlands, the Netherlands Antilles or Aruba, a Member State of the European Union or a country with which the Netherlands has concluded a convention for the avoidance of double taxation. For purposes of satisfying the above-mentioned three-year period, consecutive ownership periods by different qualifying ARCADIS Common Shareholders may be cumulated.

No distribution tax is levied insofar as the total of the profit distributions made during the period from 1 January, 2001 through to 31 December, 2005 exceed the balance of assets, liabilities and provisions, calculated on the basis of the fair market value, less the fiscally recognized paid-in capital at the end of the last financial year which closes before 1 January, 2001

Individual income tax and corporate income tax

An ARCADIS Common Shareholder that is not a resident nor deemed to be a resident of the Netherlands for Netherlands tax purposes will not be subject to the Netherlands income tax or corporate income tax in respect of dividends received from, or capital gains realized in respect of a disposal of, the ARCADIS Common Shares, provided that:

1.                    the ARCADIS Common Shares are not attributable to a business or part of a business of the ARCADIS Common Shareholder that is carried out through a permanent establishment or a permanent representative in the Netherlands (‘‘Netherlands business’’);

2.                    the holder of the ARCADIS Common Shares does not have a substantial interest (a holding of at least 5% of the share capital) or a deemed substantial interest in the Company as defined in the Income Tax Act 2001, or in the event that such holder does have such interest, it forms part of the business assets of a business, other than a Netherlands business; and

3.                    in the case of an individual holder of the ARCADIS Common Shares, the dividends received from the ARCADIS Common Shares and capital gain realized in respect of a disposal of the ARCADIS Common Shares are not regarded, on the basis of the Income Tax Act 2001, as ‘‘taxable income from one or more activities performed in the Netherlands not being activities that generate taxable profit or taxable wages’’.

Gift and Inheritance Taxes

No gift or inheritance taxes will arise in the Netherlands with respect to a gift or inheritance of the ARCADIS Common Shares from a person who is neither a resident nor deemed to be a resident of the Netherlands, unless:

1.                    such holder, at the time of the gift has, or at the time of death had, a business or an interest in a business that is or was, in whole or in part, carried out through a permanent establishment or a permanent representative in the Netherlands and to which business or part thereof, as the case may be, the Common Shares are or were attributable; or

2.                    in the case of a gift of the Common Shares by an individual who at the date of the gift was neither resident nor deemed to be resident of the Netherlands, such individual dies within 180 days after the date of the gift, while at the time of death being resident or deemed to be resident of the Netherlands.

For purposes of Netherlands gift, estate and inheritance tax, an individual who holds the Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or death. For purposes of Netherlands gift tax, an individual not holding Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the twelve months preceding the date of the gift.

United States Taxation

The following is a summary of certain U.S. federal income tax considerations relevant to the purchase, ownership and disposition of Common Shares by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the Common Shares (a “U.S. holder”). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to adecision to purchase Common Shares. In particular, this summary deals only with U.S. holders that will hold Common Shares as capital assets, and does not address the tax treatment of U.S. holders that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, securities dealers, investors liable for alternative minimum tax, persons that hold Common Shares as part of an integrated investment (including a “straddle”) comprised of Common Shares and one or more other positions, persons whose functional currency is not the U.S. dollar, and holders of five percent or more of the voting shares of the Company. The summary is based on the U.S./NL Income Tax Treaty and the tax laws of the United States and The Netherlands in effect on the date hereof, which are subject to change. Prospective purchasers should consult their own advisors as to the tax consequences of the purchase, ownership and disposition of the Common Shares in light of their own particular circumstances, including the effect of any state, local or other national laws.

Taxation of Dividends

Distributions paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) in respect of the Common Shares (including the amounts withheld in respect of Dutch withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to U.S. corporations. Subject to generally applicable limitations and the discussion below, Dutch withholding tax imposed on dividends at the treaty rate will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or, at a U.S. holder’s election, may be deducted in computing taxable income). Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder’s expected economic profit, after non-U.S. taxes, is insubstantial. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.  The Company expects to fund dividend distributions on the Common Shares with dividends received from its subsidiaries organized outside the Netherlands. Under special Netherlands tax rules applicable to international holding company structures, the Company will be entitled in certain circumstances to reduce the amount of taxes that it otherwise would be obliged to pay to the Dutch tax authorities by an amount equal to 3 percent of the lesser of the dividends that it receives from its foreign subsidiaries and the net dividends that it pays to its shareholders. There is no authority directly addressing the implications of these special tax rules for the taxation of dividends paid to U.S. holders. It is possible that the foreign tax credits otherwise allowable for U.S. tax purposes in respect of Dutch withholding taxes on dividend income would be reduced by the proportion of the Dutch tax saving realized by the Company that is measured by reference to those dividends. The Company will advise U.S. holders if it claims the benefit of this reduction in respect of dividends on the Common Shares.

Taxation of Capital Gains

Gains or losses realized by a U.S. holder on the sale or other disposition of Common Shares generally will be treated for U.S. federal income tax purposes as capital gains or losses, and generally will be long-term gains or losses if the Shares have been held for more than one year. Long-term capital gain recognized by an individual holder generally is subject to taxation at a maximum rate of 20 percent. Gain, if any, realized by a U.S. holder on the sale or other disposition of Shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

Non-U.S. Holders

A holder of Shares that is, with respect to the United States, a foreign corporation or a nonresident alien individual (a “Non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on the Common Shares unless the dividend income is effectively connected with the holder’s conduct of a trade or business in the United States. A Non-U.S. holder of Shares will not be subject to U.S. federal income tax or withholding tax in respect of gain realized on the sale or other disposition of Common Shares, unless

(i) the gain is effectively connected with the holder’s conduct of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-U.S. holder, the Non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

U.S. Backup Withholding and Information Reporting

A U.S. holder may be subject to “backup withholding” at the rate of 31% with respect to payments of dividends or proceeds from a sale of Common Shares, unless the holder (i) is a corporation or other “exempt recipient,” and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the U.S. holder’s U.S. federal income tax liability. While Non-U.S. holders generally are exempt from backup withholding, a Non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption. In addition, a U.S. holder may be subject to information reporting to the IRS with respect to payment of dividends or proceeds from a sale of Common Shares.

F.                   Dividend and Paying Agents

Not applicable.

G.                 Statement by Experts

Not applicable.

H.                 Documents on display

Copies of the Company’s 2002 Dutch and English language Annual Reports and the Company’s 2002 Form 20-F are available, without charge from ARCADIS N.V., Corporate Development Department, P.O. Box 33, 6800 LE Arnhem, the Netherlands (tel. +31 26 377 8286), or ARCADIS NV, Investor Relations, 88 Duryea Road, Melville, NY 11747, USA (tel. +1 516 391 5262).

I.                      Subsidiary Information

In accordance with articles 379, 392 and 414 Book 2 of the Dutch Civil Code, the list of subsidiaries is filed with the Chamber of Commerce in Arnhem, the Netherlands.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk.  ARCADIS does a substantial amount of business in non-euro countries. The currencies in these countries may vary in value against the euro, posing a possible risk to the Company. This risk is predominantly limited to a translation risk in that the Company’s revenues and costs are usually in the same currency.  This currency-risk relates to the Company’s net investment in its foreign subsidiaries. At year end 2002, the total book value of net assets which are denominated in foreign currencies amounts to EUR 100.1 million. If the value of these foreign currencies would decrease or increase 10%, ARCADIS’ shareholders’ equity would decrease or increase by EUR 5.5 million.

Because costs, expenditures and revenues are quoted in the same currency in the vast majority of the Company’s operations, there is only a limited risk that net cash flow, denominated in the currencies in which the operating companies perform their purchasing and selling activities, will be negatively influenced by exchange rate changes. As in 2001, at the end of 2002, financial instruments have not been used to cover these currency risks.

Financial instruments are not used to cover the risk associated with the conversion into EUR of equity and income from foreign operations and non-consolidated companies outside the EUR-zone.

Interest Rate Risk.  In principle, ARCADIS manages interest rate risks by financing fixed assets and part of current assets with shareholders’ equity, provisions and long-term debt.  The remainder of current assets is financed with short-term debt including revolving bank credits with variable interest rates.  Based on the ARCADIS’ interest risk profile, financial instruments were not used during 2002 (as well as 2001) to cover the risk. A movement in interest rate by 100 basis points would, based on the Company’s financial instruments that are subject to changes in interest rates, have a negative or positive effect on net income of approximately € 0.1 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.  CONTROLS AND PROCEDURES

ARCADIS NV has performed an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of ARCADIS’ disclosure controls and procedures. Based on this evaluation, the Chairman and Chief Executive Officer of ARCADIS NV and the Corporate Director of Finance concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by ARCADIS in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Since the Evaluation Date, there have not been any significant changes in the internal controls or in other factors that could significantly affect the internal controls.

ITEM 16.  RESERVED

PART III

ITEM 17.  FINANCIAL STATEMENTS

ARCADIS has elected to report under Item 18.

ITEM 18.  FINANCIAL STATEMENTS

Independent Auditors’ Report

The Executive Board and Supervisory Board of
ARCADIS N.V.

We have audited the consolidated financial statements of ARCADIS N.V. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the Unites States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ARCADIS N.V. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with generally accepted accounting principles in The Netherlands. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Generally accepted accounting principles in The Netherlands vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected consolidated results of operations for each of the years in the three-year period ended December 31, 2002 and consolidated shareholders’ equity at December 31, 2002 and 2001, to the extent summarized in Note 17 to the consolidated financial statements.

KPMG Accountants N.V.
De Meern, The Netherlands
March 7, 2003
May 14, 2003, with respect to the dividend proposal

ARCADIS NV

CONSOLIDATED BALANCE SHEETS

(in thousands of EUR, except share amounts)

	At December 31,
	2002	2001
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)	53,248	43,679
Receivables (Note 5)	187,757	169,801
Inventories (Note 6)	21,489	27,522
Other current assets	17,940	17,180

Total current assets	280,434	258,182

Property, plant and equipment (Note 7)	41,152	37,753
Intangible assets (Note 7)	12,659	7,590
Investments in non-consolidated companies (Note 8)	2,940	2,173
Other long-term investments	1,440	569
Other assets	5,187	3,678

Total assets	343,812	309,945

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	64,202	66,562
Accrued expenses	6,177	8,603
Other current liabilities (Note 9)	99,217	68,008
Current portion of long-term debt (Note 10)	1,019	777

Total current liabilities	170,615	143,950

Long-term debt (Note 10)	27,566	22,006
Other long-term liabilities (Note 11)	13,537	13,052

Total liabilities	211,718	179,008

Minority Interest	7,135	6,125
Shareholders’ equity (Note 12):
Priority shares - EUR 0.05 par value - Authorized, issued and outstanding 200 shares as of December 31, 2002 and 2001, respectively.	—	—
Cumulative Financing preferred stock - EUR 0.05 par value- 10,000,000 shares authorized. No shares issued or outstanding at December 31, 2002 and 2001	—	—
Cumulative preferred stock - EUR 0.05 par value- 50,000,000 shares authorized. No shares issued or outstanding at December 31, 2002 and 2001	—	—
Common stock - EUR 0.05 par value- 40,000,000 shares authorized. Issued and outstanding 20,296,674 and 20,284,441 shares at December 31, 2002 and 2001, respectively.	1,014	1,014
Additional paid-in capital	35,066	34,954
Revaluation reserve group companies	14,561	14,561
Foreign currency translation adjustment	(3,765)	7,901
Retained earnings	78,083	66,382

Total shareholders’ equity	124,959	124,812
Total liabilities and shareholders’ equity	343,812	309,945

See Accompanying Notes to the Consolidated Financial Statements

ARCADIS NV

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of EUR, except share and per share amounts)

	For the years ended December 31,
	2002	2001	2000

Gross revenue	819,137	797,357	776,238
Materials, services of third parties and subcontractors	241,358	233,911	225,298
Net revenue	577,779	563,446	550,940
Operational cost (Note 14)	518,913	509,178	497,829
Depreciation	15,945	15,423	17,948

Operating income	42,921	38,845	35,163
Financing income/(expense) net	(2,215)	(2,657)	(3,317)

Income from operations before taxes	40,706	36,188	31,846
Taxes on income (Note 15)	14,427	12,509	11,229

Income of consolidated companies from operations, after taxes	26,279	23,679	20,617
Income from non-consolidated companies and long-term investments, after taxes	660	542	868

Group income from operations after taxes	26,939	24,221	21,485

Amortization of goodwill	(191)	(64)	—

Extraordinary income/(expenses) before taxes	—	835	—
Taxes on extraordinary items	—	1,117	—
Extraordinary income/(expenses) after taxes	—	1,952	—

Group income after taxes	26,748	26,109	21,485
Minority interest	(2,080)	(1,025)	(756)

Net income	24,668	25,084	20,729

Basic net income per share of common stock	1.21	1.24	1.04
Diluted net income per share of common stock	1.20	1.23	1.04

Basic weighted average number of shares outstanding	20.291	20,280	20,022
Diluted weighted average number of shares outstanding	20,357	20,338	20,022

See Accompanying Notes to the Consolidated Financial Statements.

ARCADIS NV

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of EUR)

	For the years ended December 31,
	2002	2001	2000
Cash flow from operating activities
Net income	24,668	25,084	20,729
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	2,080	1,025	756
Depreciation and amortization	16,136	15,487	17,948
Income from non-consolidated companies	(364)	296	(633)
Decrease / (increase) of receivables and other current assets	(5,116)	4,520	(17,245)
Decrease of inventories	3,368	2,045	20,157
(Decrease) / increase of current liabilities	6,302	(2,182)	10,735
(Decrease) / increase of long-term liabilities	(1,307)	3,430	(2,738)

Net cash provided by operating activities	45,767	49,705	49,709

Cash flow used in investing activities
Investments in property, plant & equipment and intangible assets	(14,195)	(15,334)	(17,173)
Divestments of property, plant & equipment and intangible assets	932	1,913	2,780
Investments in non-consolidated companies	(4,992)	(2,869)	(2,371)
Divestments of non-consolidated companies	1,493	7,018	3,023
Investments in consolidated interests, net of cash acquired	(11,247)	(2,834)	(4,961)
Divestments of consolidated companies, net of cash sold	(36)	(1,425)	473
Purchase of own shares	(3,225)	—	—

Net cash used in investing activities	(31,270)	(13,531)	(18,229)

Cash flow used in financing activities
Dividends paid	(9,322)	(8,138)	(3,208)
Proceeds from issuance of common stock	112	77	102
Increase in long-term debt	6,929	867	19,905
Repayment of long-term debt	(1,504)	(1,097)	(2,865)
Net change in short-term borrowings and bank overdrafts	3,172	(2,903)	(39,419)

Net cash provided by (used in) financing activities	(613)	(11,194)	(25,485)

Effect of exchange rate differences on cash balances	(4,315)	379	316

Cash and cash equivalents:
Net increase (decrease) during the year	9,569	25,359	6,311
Balance at beginning of year	43,679	18,320	12,009

Balance at end of year	53,248	43,679	18,320

See Accompanying Notes to the Consolidated Financial Statements

ARCADIS NV

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(in thousands of EUR, except per share amounts)

	Priority Shares	Common Shares	Share Capital	Additional Paid-in Capital	Revaluation reserve group companies	Revaluation reserve real estate	Statutory Reserves	Foreign currency translation adjustment	Retained Earnings	Total
Balance at December 31, 1999	200	19,769,117	988	27,357	14,561	114	—	2,870	47,973	93,863
Net income									20,729	20,729
Dividends declared (EUR 0.39 per share)									(7,907)	(7,907)
Issuance of shares of common stock		14,938	1	101						102
Stock dividend		491,103	25	3,704						3,729
Reclassification stock dividend				3,715					(3,715)	—
Foreign currency translation adjustments								2,872		2,872
Acquired goodwill and equity share in goodwill paid for non-consolidated companies									(6,126)	(6,126)
Revaluation of real estate						(10)				(10)
Balance at December 31, 2000	200	20,275,158	1,014	34,877	14,561	104	—	5,742	50,954	107,252
Net income									25,084	25,084
Dividends declared (EUR 0.44 per share)									(8,925)	(8,925)
Issuance of shares of common stock		9,283	0	77						77
Foreign currency translation adjustments								2,159		2,159
Acquired goodwill and equity share in goodwill paid for non-consolidated companies									(731)	(731)
Revaluation of real estate						(104)				(104)
Balance at December 31, 2001	200	20,284,441	1,014	34,954	14,561	—	—	7,901	66,382	124,812
Net income									24,668	24,668
Dividends declared (EUR 0.48 per share)									(9,742)	(9,742)
Issuance of shares of common stock		12,233	—	112						112
Temporary purchase ARCADIS shares of common stock to cover granted options									(3,225)	(3,225)
Foreign currency translation adjustments								(11,666)		(11,666)
Balance at December 31, 2002	200	20,296,674	1,014	35,066	14,561	—	—	(3,765)	78,083	124,959

See Accompanying Notes to the Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.    Summary of Significant Accounting Policies

General

ARCADIS N.V. is a public company organized under the laws of the Kingdom of The Netherlands.  Its principal office is located at: Utrechtseweg 68, 6812 AH, Arnhem, the Netherlands. Phone: *31-26-3778911.

ARCADIS N.V. and its consolidated subsidiaries (“ARCADIS” or the “Company”), is an international provider of comprehensive knowledge-based consulting services in the areas of infrastructure, environment, buildings and communications.

The Consolidated Financial Statements of ARCADIS NV (“ARCADIS”) have been prepared in accordance with generally accepted accounting principles in the Netherlands (“NL GAAP” or “Netherlands GAAP”).  Note 17 includes a summary of the differences between Netherlands GAAP and U.S. GAAP that have a material effect on net income and shareholders’ equity.  Unless otherwise stated, and except for share and per share amounts, all amounts are presented in thousands of EUR.

Use of Estimates in the Preparation of Financial Statements

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements.  Actual results could differ from those estimates.

The Company estimates the contract value, total contract cost and the extent of progress toward completion of fixed fee contracts and immediately recognizes a loss if the total estimated costs exceed the fixed fee.  The actual costs to complete a project could differ from those estimates.

The Company’s allowance for doubtful accounts is based on management’s estimate of account receivables and unbilled fees, at estimated billable amounts, that are uncollectible.  Actual amounts uncollected could differ from the estimated uncollectible amounts.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ARCADIS and the companies which ARCADIS directly and/or indirectly controls.  All intercompany transactions have been eliminated.  On December 31, 1995, the Company acquired a 50% interest in Grupo EP Eptisa, Spain. The investment is accounted for on a proportionate basis under NL GAAP, by recording the Company’s 50% share of the assets, liabilities and revenues and expense items of Grupo EP Eptisa.

Conversion of Foreign Currencies

Asset and liabilities denominated in foreign currencies are converted into EUR at rates of exchange on the respective balance sheet dates. For statement of income data, amounts in foreign currencies are converted into EUR at the quarterly average rate over the respective reported period. Exchange rate differences are included in income, except those arising from the translation of shareholders’ equity of foreign entities outside the EUR countries, which are directly added to or deducted from equity.

Principles of valuation of assets and liabilities

Cash equivalents. Cash equivalents are carried at face value and consist of highly liquid investments with an initial maturity of three months or less.

Receivables. Outstanding amounts due from customers for deliveries and work performed have been included under “Receivables” and are valued at nominal value, less provisions for doubtful debts.

Inventories. Goods for resale, raw materials and supplies are valued at the lower of cost or market value on the balance sheet date.

Work in progress is valued at full cost price of the work performed per project, less advances requested from customers and installments, and increased by the related share of expected profit on the project, calculated according to the percentage-of-completion method. Included in this cost price is a systematically determined surcharge for indirect costs. When valuing work in progress, provisions are made for expected losses on current projects, which are calculated up to the completion of the project. Furthermore, projects for which no final confirmation of order has been received are valued at zero.

Property, plant and equipment. Real estate is valued at historical cost. The level of annual depreciation of buildings is determined by the estimated economic life and amounts in general to 3% of their book value at the beginning of the year. Land and rural properties are not depreciated.

Furniture and fixtures are valued at historical cost. Historical cost is reduced by annual depreciation, based on the estimated economic life. For furniture and fixtures, annual depreciation is 12% to 33% of historical cost.

Intangible assets. Goodwill represents the amount paid in excess of the net fair value of assets and liabilities acquired, calculated in accordance with the valuation principles of ARCADIS NV. Goodwill paid in the years up to and including 2000 was charged directly to equity. Goodwill paid from 2001 onwards for new acquisitions is capitalized and amortized, based on its estimated economic life. Software is valued at historical cost. Annual depreciation is 20% to 33%, unless software becomes obsolete, in which case, the entire book value is written off.

Non-consolidated companies. Investments in non-consolidated companies consist of investments in companies over which ARCADIS can exercise significant influence. These investments are accounted for under the equity method.

Long-term investments. Minority investments in companies where ARCADIS is not in a position to exercise significant influence are stated at cost.  Dividends are accounted for as income at the time of receipt.

Deferred taxes. Provisions for deferred taxes are based on the timing differences between book value and value for tax purposes of assets and liabilities at current rates.

Pensions. Pensions and similar obligations are calculated on the basis of actuarial calculations.

Others. Other assets and liabilities are stated at nominal value.

Method of determination of income

Revenue and Cost Recognition

Revenue from fixed fee contracts is recognized on the percentage of completion method, measured generally by estimating the status of completion of the project and recognizing the related estimated percentage of revenue and gross profit expected from the project.

Revenue from cost-plus contracts is recognized as costs are incurred plus applicable fees. Revenue from time-and-material contracts is recognized at contract rates as work is performed and material costs are incurred.

Revenue is recognized on additional services requested by clients for which a formal change order has not been obtained when the realization is probable and the amount can be reliably estimated. Unbilled fees, at estimated billable amounts, represent revenue recognized for which billings had not yet been presented to customers.

Operational costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor. Selling, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, may result in revisions to estimated costs to complete and revenues to be earned and are recognized in the period in which the revisions are determined.  The risk that these estimates may change generally increases as the duration of the project increases.

Depreciation of buildings is calculated on the basis of the book value at the beginning of the year. For software, furniture and fixtures, the level of depreciation is determined by the estimated economic life, and  historical cost or the construction price is taken as the basis.

Income taxes comprise both actual and deferred taxes. No taxes are charged to profits to the extent that they can be offset against losses in prior years. Taxes are deducted from losses to the extent that they more likely than not can be offset against taxes on profits in prior years.

The Company records its proportionate share of earnings of investments in companies accounted for under the equity method. For long-term investments in which ARCADIS does not have significant influence, annual dividends received are included in income.

Non-project-related costs, financing income/expenses and extraordinary items are accounted for in the year to which these items relate.

Cash flow statements

Cash flow statements have been prepared under the indirect method in accordance with Dutch GAAP. Cash flows in foreign currencies have been translated into EUR using the average rates of exchange for the periods involved.

Net Income Per Share of Common Stock

Net income per share of common stock is calculated by dividing net income by the weighted average of outstanding shares of common stock.  The weighted average number of shares outstanding, and the weighted average number of diluted shares for the years presented were as follows:

Year	Priority Shares	Shares of Common Stock	Diluted number of Shares of Common Stock
2002	200	20,290,758	20,356,675
2001	200	20,279,999	20,337,576
2000	200	20,022,337	20,022,337

The diluted number of shares is calculated by using the monthly number of options outstanding and the monthly average stock price at the NASDAQ stock exchange. Only options with exercise prices above the average stock price are taken into account.

NOTE 2.    Acquisitions and Divestments

In 2002, ARCADIS acquired, through its Spanish subsidiary Grupo EP, a 100% interest in Casta S.A. Casta specializes in facility management services and has focused its activities around residences for dependent senior people. Annual gross revenues of Casta amount to approximately EUR 4 million. The company employs 140 people (mostly part-time), and currently has a total of some 340 beds under management. The total amount paid for this acquisition was EUR 1.7 million, including approximately EUR 1.5 million of goodwill. The acquisition of Casta was made to improve ARCADIS’ strategy to further develop its position in the market for facility management. The acquisition has been consolidated by Grupo EP as from the second quarter 2002.

In 2002, ARCADIS also acquired FC International SA, a French-based consulting engineering firm specializing predominantly in infrastructure design and environmental consulting. This company employs almost 800 people, and has annual gross revenues of approximately EUR 70 million. The total amount paid for this acquisition was EUR 12 million, including EUR 5.8 million of goodwill. This acquisition is made to increase in the strategy to build home market positions in key European markets. FCI was consolidated into ARCADIS’ financials as of July 1, 2002.

In 2001, ARCADIS  acquired through its Brazilian subsidiary ARCADIS Logos Engenharia SA a 100% interest in Enerconsult SA, SãoPaulo, Brazil, and a 70% interest in ARCADIS Hidro Ambiente SA, São Paulo, Brazil. The total amount paid for these interests was approximately EUR 1.6 million, including approximately EUR 1.0 million of goodwill.

In 2001, the interests in the minority participations Analytico BV and Sageos SA were sold. Total proceeds were EUR 8.6 million, and the gain was EUR 4.0 million. In accordance with Dutch GAAP, this amount has been taken into account as extraordinary gain.

In 2000, the following interests, among others, were acquired and consolidated for the first time:

WSBC Civil Engineers, Inc. (100%), Houston, TX, United States (owned by ARCADIS Geraghty & Miller, Inc. as of November 16, 2000). The purchase price was EUR 3.4 million, including goodwill amounting to EUR 2.4 million.

In 2000, the interests in ARCADIS Heidemij Realisatie Grondreiniging BV and Adviesbureau Grondzaken Limburg were sold. Proceeds were EUR 4.5 million., which approximated book value.

All acquisitions during 2002, 2001, and 2000 were accounted for by the purchase method. Goodwill generated by these acquisitions for the year 2000 has been charged against shareholders’ equity, while the goodwill paid in 2002 and 2001 was capitalized and is amortized over its economic life, which normally is estimated to be 20 years. None of the goodwill paid in 2002, 2001 and 2000 is deductible for tax purposes.

NOTE 3.    Geographic Data

Market Area Information

Presented below is the geographical segmentation which coincides with the Company’s reporting structure. There is almost no differentiation in the type of services provided by the various group companies. Therefore no other segmentation information is included. The information presented below illustrates the performance in the geographical areas in terms of gross revenue, operating income, identifiable assets, and expenditures and depreciation with respect to property, plant & equipment and intangible assets, and extraordinary items. Financing expenses and taxes on income, among others, are not presented, because the Company manages its segments on an operating income basis.

As from 2001, the definition of the geographic areas has been slightly changed. The data of ARCADIS Euroconsult, which clients are located in Eastern Europe, Asia, Africa and Latin America, but which headquarters are located in the Netherlands, are now considered separately as Other regions. In earlier years these data were considered as part of the Netherland’s data. The geographical information is in line with the division of tasks between the members of the Executive Board.

GROSS REVENUE	2002	2001	2000

The Netherlands	302,012	310,687	300,761
Europe	180,047	145,251	138,861
North and South America	291,753	309,558	294,800
Other regions	51,492	37,770	43,201
Subtotal	825,304	803,266	777,623
Intra group	(6,167)	(5,909)	(1,385)
Total gross revenue	819,137	797,357	776,238

OPERATING INCOME	2002	2001	2000

The Netherlands	16,880	18,025	17,371
Europe	7,367	4,977	4,911
North and South America	17,458	15,404	13,057
Other regions	1,216	439	(176)
Total operating income	42,921	38,845	35,163

ASSETS	2002	2001	2000

The Netherlands	225,359	235,484	210,519
Europe	115,785	72,877	77,248
North and South America	96,389	105,793	99,459
Other regions	19,513	10,706	9,289
Eliminations	(122,801)	(121,335)	(108,234)

	334,245	303,525	288,281
Non-consolidated companies, long-term investments, and other assets	9,567	6,420	10,474

Total assets	343,812	309,945	298,755

INVESTMENTS IN PROPERTY, PLANT & EQUIPMENT	2002	2001	2000

The Netherlands	5,150	7,894	7,009
Europe	3,448	2,368	4,415
North and South America	5,543	5,018	5,526
Other regions	54	54	223

Total investments in property, plant & equipment	14,195	15,334	17,173

DEPRECIATION	2002	2001	2000

The Netherlands	7,878	7,747	10,114
Europe	3,265	2,596	2,989
North and South America	4,377	4,892	4,650
Other regions	425	188	195

Total depreciation	15,945	15,423	17,948

EXTRAORDINARY ITEMS	2002	2001	2000

The Netherlands	—	1,952	—
Europe	—	—	—
North and South America	—	—	—
Other regions	—	—	—

Total extraordinary items	—	1,952	—

NOTE 4.    Cash and Cash Equivalents

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments with a maturity of three months or less. Cash and cash equivalents at December 31, 2002, and 2001 consisted of the following:

	2002	2001

Cash in banks and on hand	52,210	42,253
Cash in banks restricted for taxes/social security premiums	301	205
Time deposits	737	1,221

Total cash and cash equivalents	53,248	43,679

NOTE 5.    Receivables

Receivables maturing within one year as of December 31, 2002 and 2001 consisted of:

	2002	2001

Trade receivables, net of allowance for doubtful accounts of EUR 9,865 and EUR 9,267, respectively	184,401	166,597
Receivables from non-consolidated companies	3,356	3,204

Total receivables	187,757	169,801

NOTE 6.    Inventories

Inventories at December 31, 2002 and 2001 consisted of:

	2002	2001

Raw materials and supplies	95	170
Work in process	21,216	27,119
Goods for resale	178	233

Total inventories	21,489	27,522

Costs and Estimated Earnings on Uncompleted Contracts are as follows:

	2002	2001

Costs incurred on uncompleted contracts	584,149	535,694
Estimated earnings	28,075	22,005
	612,224	557,699
Less: Billings to date	591,008	530,580

Total work in process	21,216	27,119

All amounts are expected to be collected within 1 year

	2002	2001
Costs incurred and estimated earnings in excess of billings	54,180	65,871
Billings in excess of costs incurred and estimated earnings	(32,964)	(38,752)

Total work in process (see note 17 e)	21,216	27,119

Amount of advances received	7,110	7,324

Amount of retentions held by clients	1,127	1,035

NOTE 7.    Property, Plant and Equipment and Intangible Assets

Property, plant and equipment at December 31, 2002 and 2001 consisted of :

	Land and Buildings	Furniture and Fixtures	Rural Properties	Total

At December 31, 2002
Historical cost	10,251	101,523	40	111,814
Accumulated depreciation	(2,421)	(68,241)	(-)	(70,662)

Book value on historical cost basis	7,830	33,282	40	41,152

At December 31, 2001
Historical cost	6,614	109,143	139	115,896
Accumulated depreciation	(2,014)	(76,129)	—	(78,143)

Book value on historical cost basis	4,600	33,014	139	37,753

Rural properties consist of real estate which is not directly utilized by ARCADIS in its normal operations.  At December 31, 2002, the book value of property, plant & equipment financed by mortgages or capital leases was EUR 1,847 (2001: EUR 1,895).

Intangible Assets

Intangible assets consist of capitalized goodwill and purchased software. The book value based on historical cost was as follows:

	2002	2001
Goodwill
Historical cost	8,599	1,673
Accumulated amortization	(255)	(64)

Bookvalue	8,344	1,609

Software
Historical cost	13,381	13,389
Accumulated depreciation	(9,066)	(7,408)

Book value	4,315	5,981

Total book value	12,659	7,590

NOTE 8.    Investments in Non-Consolidated Companies

The principal non-consolidated interests at December 31, 2002  were a number of Dutch joint ventures. During 2001, the interests in Analytico BV and SAGEOS SA were sold.

At December 31, 2002 and 2001, consolidated retained earnings included nil and nil undistributed earnings, respectively, from ARCADIS investments in non-consolidated companies carried at equity value.

Accounts receivable from and payables to non-consolidated companies are included in the financial statements as current assets and current liabilities, respectively.

Summarized Financial Information of Non-Consolidated Companies

The following table presents summarized financial information of ARCADIS non-consolidated companies in millions of EUR for fiscal years 2002 and 2001:

Balance sheet data	2002	2001

Current assets	15.2	19.8
Non-current assets	1.8	1.1

Total assets	17.0	20.9

Current liabilities	14.4	8.0
Non-current liabilities	3.4	3.3
Shareholders’ equity	(0.8)	9.6

Total liabilities and shareholders’ equity	17.0	20.9

Income statement data	2002	2001	2000

Gross revenue	20.7	17.5	70.2
Income before tax	0.2	0.9	1.1
Net Income	0.0	0.9	1.1

NOTE 9.    Other Current Liabilities

Other current liabilities includes items maturing within one year and at December 31, 2002 and 2001 consisted of:

	2002	2001

Taxes and social security contributions	37,458	14,165
Payable to employees	21,356	23,677
Bank overdrafts and short term borrowings	15,026	10,659
Dividends	9,742	8,925
Other liabilities	15,635	10,582

Total other current liabilities	99,217	68,008

NOTE 10. Long-Term Debt

Long-term debt at December 31, 2002 and 2001 consisted of:

	2002	2001

Bank loans, fixed interest rates of 6.1 and 6.2%, maturing in 2005	18,152	18,152
Various bank loans with interest rates between 2.5% and 10.0% and maturing between 2003 and 2015	9,353	3,645
Capital lease obligations with interest rates between 4.08% and 6.8% and maturing between 2003 and 2007	1,080	986

Subtotal	28,585	22,783
Current portion	(1,019)	(777)

Total long-term debt	27,566	22,006

The weighted average interest rate for 2002 and 2001 on interest bearing debt was 5.7% and 6.1%, respectively.

The aggregate maturity of long-term debt as of December 31, 2002 is as follows:

Years ending December 31,	Amount

2003	1,019
2004	7,362
2005	328
2006	18,299
2007	148
Thereafter	1,429

Total	28,585

ARCADIS and its consolidated companies have short-term credit facilities available in the amount of EUR 137  million (2001: EUR 126 million) under arrangements with banks at interest rates which approximate the bank’s prime rates.  For a minor part of the available credit facilities, current receivables and other assets have been pledged.  At December 31, 2002, an amount of EUR 15.0 million (2001: EUR 10.7 million) was utilized from these credit facilities, and approximately EUR 29 million was used for guarantees, leaving approximately EUR 93 million available.

NOTE 11.  Other Long-Term Liabilities

	2002	2001

Pensions	3,105	2,090
Deferred taxes (see Note 14)	5,611	8,183
Other	4,821	2,779

Total other long-term liabilities	13,537	13,052

The long-term liability for pensions is within foreign group companies based on local labor conditions. The long-term liability for deferred taxes is almost completely based on the fact that the projects are valued according to the percentage-of-completion method. The terms vary per project, but in total the nature is long-term. The other long-term liabilities consist largely of planned restructuring and reorganization costs, and litigation.

NOTE 12. Shareholders’ Equity

Share capital.   At December 31, 2002, ARCADIS’ authorized share capital was EUR 5,000,010, divided into 200 priority shares, par value EUR 0.05; 50,000,000 shares of cumulative preferred stock, par value EUR 0.05; 10,000,000 shares of cumulative financing preferred stock (divided over four series of 2,500,000 shares each), and 40,000,000 shares of common stock, par value EUR 0.05.  At December 31, 2002, the number of shares issued and outstanding consisted of 200 priority shares, and 20,296,674 shares of common stock.  No shares of preferred stock are issued or outstanding.

The priority shares are held by the “Stichting Prioriteit ARCADIS NV”, a non-profit foundation which currently has 19 directors, consisting of six members of the Supervisory Board, three members of the Executive Board and ten members of the Board of the Stichting Bellevue, a foundation established in Arnhem, who’s board members are appointed by and from ARCADIS’ international employee base. Under the Articles of Association, certain transactions by ARCADIS must be approved by vote of at least eleven of the directors. Actions which require approval of the foundation are as follows:

(1)          The issuance and acquisition of ARCADIS shares or debentures;

(2)          Material transactions such as joint ventures, mergers, or partnerships;

(3)          Material investments or acquisitions (at least 25% of shareholders’ equity) and major increases or decreases of equity interests;

(4)          Amendments to the Articles of Association;

(5)          Dissolution or bankruptcy of ARCADIS; and

(6)          Reduction of issued capital.

The Stichting Preferente Aandelen ARCADIS NV (Preference Shares ARCADIS Foundation) established in Arnhem, since 1995, has as its objective the protection and promotion of the interests of ARCADIS NV and its affiliated companies and all parties involved.  The Board of this Foundation consists of four persons appointed by the Company’s Executive Board and one person appointed by and from the members of the Company’s Supervisory Board, who acts as chairman.  The Foundation has been granted the right to acquire (see article 5 of Articles of Association) the ARCADIS’ preferred (protection) shares up to a maximum equal to the number of outstanding shares issued at the date in question.  ARCADIS has been granted the right to issue the same number of preferred shares to the Foundation.  Both options may only be exercised provided the interests of ARCADIS NV, its affiliated enterprises and all parties involved were to warrant this.

Stock options.   Prior to the 1993 merger with ARCADIS, the consolidated subsidiary ARCADIS Geraghty & Miller, Inc. had various stock option plans (“ARCADIS Geraghty & Miller Stock Option Plans”) which provided for the issuance of incentive or non-qualified stock options to eligible employees.  As part of the Merger, ARCADIS assumed all of the outstanding options pursuant to the ARCADIS Geraghty & Miller Stock Option Plans and all of such outstanding options were converted into options to acquire ARCADIS Common Stock.  In addition, ARCADIS adopted a new stock option plan which provides for the issuance of incentive or non-qualified stock options to eligible employees of ARCADIS.  In general, ARCADIS options become exercisable over a three-year period and are subject to forfeiture in certain circumstances .  Each of the plans provide for an expiration date of 10 years, with exceptions in the case of death, disability, termination or retirement.

A summary of the combined activities under ARCADIS Stock Option Plans for each year in the three-year period ended December 31, 2002 is as follows:

	Number of ARCADIS Shares	Exercise price range in US$	Number of ARCADIS Shares	Exercise price range in EUR

Balance - January 1, 2000	718,042	$6.75 to 15.10	—	—
Granted	128,750	$6.75	—	—
Exercised	—	—	—	—
Cancelled	(127,899)	$6.75 to $15.10	—	—

Balance - December 31, 2000	718,893	$6.75 to $15.10	—	—
Granted	118,750	$8.00	195,000	9.20
Exercised	—	—	—	—
Cancelled	(146,128)	$6.75 to $15.10	—	—
Balance - December 31, 2001	691,515	$6.75 to $15.10	195,000	9.20
Granted	35,000	$ 9.44	263,100	€ 8.50 to €10.79
Exercised	(7,993)	$8.58 to $9.125	—	—
Cancelled	(42,498)	$6.75 to $15.10	—	—
Balance - December 31, 2002	676,024	$6.75 to $11.50	458,100	€ 8.50 to € 10.79

At December 31, 2002 and 2001, options to purchase 368,874 and 345,165 shares, respectively, were exercisable.

Total options outstanding and exercisable at December 31, 2002 were as follows:

	Options Oustanding						Options Exercisable
	Number		Weighted Average	Weighted Average			Number	Weighted Average
Option Price per share			Remaining Life		Exercisable Price Per Share			Exercise Price Per Share

$6.75-8.50		324,875	7.2		$7.35		66,125	$7.48
$8.51-10.00		193,149	3.7		$9.29		158,149	$9.26
$10.01-11.50		158,000	3.3		$11.19		144,600	$11.38
	Total	676,024		Average	$8.80	Total	368,874	$9.77	average

EUR 8.50		9,000	9.5		EUR 8.50		—	—
EUR 9.20		195,000	8.5		EUR 9.20		—	—
EUR 10.79		254,100	9.5		EUR 10.79		—	—
	Total	458,100		Average	EUR 10.07

Additional paid-in capital.  Additional paid-in capital represents the premium paid in excess of par value of shares at the time of issuance of new shares or exercise of stock options.  If ARCADIS declared a distribution to shareholders of additional paid-in-capital, at least EUR 16.5 million of the additional paid-in capital would not be taxable under the 1964 Dutch income tax legislation.

Revaluation reserve group companies.  The revaluation reserve relates to the valuation of subsidiary companies and arose in 1982 in connection with ARCADIS’ reorganization.  The reserve can only be distributed in part or in its entirety if some or all of the revalued companies are divested.  At December 31, 2002, the revaluation reserve of EUR 14.6 million was not available for distribution.

Revaluation reserve for real estate.  Up to year end 2000, the periodic appraisal of real estate led to a revaluation which resulted in an increase in the book value based on current cost, over the book value based on historical cost. Consequently, a revaluation reserve for real estate of EUR 0.1 million, after a provision for deferred taxes, has been established.  In 2001, the decision was made to no longer revalue the real estate.

Statutory reserve.  Under Netherlands GAAP, a non-distributable statutory reserve must be established and maintained by a holding company for the non-distributable retained profits of its subsidiaries.  Distributions from this reserve are not possible until the subsidiary for which the reserve is being maintained is itself allowed to make a distribution of its retained profits.  At December 31, 2002 and 2001, there was no statutory reserve.

Retained earnings.  The Executive Board is authorized to determine, with the approval of the Supervisory Board, which portion of the profits will be set aside for reserves.  The holder of the priority shares is entitled to a dividend of 5% of the par value of the priority shares.  Any amount remaining after reserves is held for the benefit of the shareholders.  At December 31, 2002, retained earnings were reduced by a 2002 dividend of EUR 0.48 per outstanding share of common stock.  On May 14, 2003, the Annual General Meeting of Shareholders of ARCADIS N.V. approved the 2002 dividend proposal.  For fiscal year 2001, a dividend was declared in the amount of EUR 0.44 per outstanding share of common stock. There are no restrictions on the distribution of retained earnings.

NOTE 13. Commitments and Contingent Liabilities

ARCADIS has obligations under purchase agreements for property, plant and equipment, and other commitments arising from the normal course of business which are not material to the consolidated financial statements.

Payments made under non-cancelable operating leases during 2002, 2001 and 2000 were EUR 30.2 million, 25.7 million and EUR 30.3 million, respectively. Future minimum payments for non-cancelable operating leases during the next five years and thereafter are as follows (in millions of EUR):

Years ending December 31,	Amount

2003	29.9
2004	26.3
2005	19.2
2006	14.0
2007	10.7
Thereafter	34.5

Total	134.6

At December 31, 2002, ARCADIS had EUR 1.0 million commitments arising from acquisitions and participations.

Litigation

ARCADIS NV and its group companies are from time to time involved in litigation issues, all of which are contested. There are no asserted or pending claims or other litigation against ARCADIS which, in the opinion of ARCADIS’ Executive Board and based on legal advice, could materially and adversely affect its consolidated financial condition or its results of operations or its cash flows.

Financial instruments

In view of the short term turnaround times involved, the book value of cash and cash equivalents, receivables and current liabilities approximate fair value.

The fair value of ARCADIS’ long-term debt does not materially differ from the carrying value.

NOTE 14.  OPERATIONAL COST

The operational cost for the years 2002, 2001 and 2000 consist of following items:

	2002	2001	2000

Salaries and wages	301,935	296,137	285,591
Social charges	42,903	39,504	38,365
Pension and early retirement charges	11,014	8,621	5,657
Other personnel costs including temporary labor	57,555	60,138	67,828
Total personnel cost	413,407	404,400	397,441
Other operational cost	105,506	104,778	100,388
	518,913	509,178	497,829

Note 15. Taxes on Income

The tax effects of significant timing differences that give rise to year-end deferred tax assets and liabilities are offset within each taxable entity. Deferred tax assets in excess of these amounts are recognized if their realization is more likely than not.

The geographic breakdown of income before taxes, including income before taxes from non-consolidated companies and long-term investments and including gross extraordinary items in 2002, 2001 and 2000 are as follows:

	2002	2001	2000

The Netherlands	16,080	18,776	16,767
Foreign	25,095	18,725	15,947

Income before taxes	41,175	37,501	32,714

Income taxes have been classified in the Consolidated Statements of Income as follows:

	2002	2001	2000

On Income from operations before taxes	14,427	12,509	11,229
On Extraordinary items	—	(1,117)	—

Total income tax	14,427	11,392	11,229

The geographic breakdown of income taxes in the Consolidated Statements of Income is as follows:

	2002	2001	2000

Current tax
The Netherlands	6,011	4,293	4,150
Foreign	9,840	3,577	7,645
	15,851	7,870	11,795
Deferred tax
The Netherlands	(1,310)	180	744
Foreign	(294)	3,342	(1,310)
	(1,424)	3,522	(566)

Total taxes	14,427	11,392	11,229

At December 31, 2002, operating loss carry-forwards for tax purposes amounted to EUR 0.5 million which can be carried forward indefinitely. Net operating losses of EUR 0.8 million, EUR 2.9 million and EUR 1.2 million were utilized during 2002, 2001 and 2000, respectively. In 2001, operating loss carry-forwards amounting to EUR 4.3 million was eliminated because of deconsolidation.

The components of deferred taxes included in the Consolidated Balance Sheets at December 31, 2002 and 2001 are as follows:

	December 31, 2002		December 31, 2001

Deferred tax assets:
Net operating losses	184		346
Less valuation allowance	(184)		(346)
Net deferred tax assets		—		—

Deferred tax liabilities:
Work in process	5,331		7,633
Other	279		550
Total gross deferred tax liabilities		5,610		8,183

Net deferred tax liabilities		5,610		8,183

The valuation allowance has been established to reserve for recognition of tax benefits on net operating losses of certain subsidiary companies. The change in valuation allowance for fiscal 2002 amounted to a decrease of EUR 0.2 million, in 2001 amounted to a decrease of EUR 3.3 million, and in 2000 to an decrease of EUR 0.5 million.

The following table reconciles the normal corporate tax rate in the Netherlands to the effective consolidated rates:

	2002	2001	2000

Corporate tax rate in the Netherlands	34.5%	35.0%	35.0%
Non taxable items	(0.7)	(5.1)	(2.2)
Utilization of loss carry forward	(1.0)	(2.7)	(1.3)
Effect of different foreign tax rates	2.7	2.9	2.9
Other, net	(0.5)	0.3	(0.1)

Effective tax rates	35.0%	30.4%	34.3%

Non taxable items relate mainly to income from non-consolidated companies and long-term investments and the gain on the sale of investments.

At December 31, 2002, approximately EUR 66.2 million of retained earnings were considered to be permanently reinvested by certain foreign subsidiaries. It is not practicable to estimate the amount of the unrecognized deferred tax liability for these undistributed earnings. Consequently, deferred taxes have not been provided for unremitted earnings of these subsidiaries.

NOTE 16.  Pension Plans

ARCADIS has a number of defined benefit plans covering a large part of its employees. The benefits under these plans are based primarily on years of service and employees’ compensation near retirement. The funding policy of the plans is consistent with local requirements. Obligations under the defined benefit plans are met by systematically depositing funds with the trustees or separate foundations, under insurance policies, or by financial statement accruals.

Pension costs included in the Consolidated Statements of Income for the principal defined benefit plans amounted to EUR 5.1 million charge in 2002, EUR 2.3 million charge in 2001 and EUR 2.1 million charge in 2000 as computed under Netherlands GAAP.

Pension costs for these defined benefit plans computed in compliance with US GAAP in accordance with Financial Accounting Standards Board Statement No. 87, “Employer’s Accounting for Pensions” (“SFAS 87”) for each of the years ended December 31, 2002, 2001, and 2000 were as follows:

	2002	2001	2000

Service cost-benefit earned during the period	13,755	10,244	9,431
Interest cost on projected benefit obligations	31,878	29,949	29,287
Expected return on plan assets	(36,769)	(39,909)	(40,446)
Net amortization and deferral	(1,323)	(8,801)	(5,180)

Net pension cost (credit)	7,541	(8,517)	(6,908)

The funded status of these defined benefit pension plans was as follows:

	2002	2001
	Accumulatd benefits exceed assets	Assets exceed accumulated benefits

Change in Benefit Obligation
Benefit Obligation at beginning of the year	547,502	495,219
Service cost	17,198	13,658
Interest cost	31,878	29,949
Benefits paid	(25,584)	(22,764)
Actuarial (gain)loss, including changes in assumptions	(7,694)	31,440
Benefit obligation at end of the year	563,300	547,502

Change in plan assets
Fair value of plan assets at beginning of year	610,020	657,235
Actual return on plan assets	(79,146)	(29,985)
Employer contribution	5,067	2,120
Plan participants’ contributions	3,443	3,414
Benefits paid	(25,584)	(22,764)
Fair value of plan assets at end of year	513,800	610,020

Prepaid /(accrued) benefit costs
Funded status	(49,500)	62,518
(Asset) at transition	(2,101)	(3,151)
Unrecognized actuarial loss	124,426	16,211
Unrecognized prior service cost	(1,624)	(1,896)
Prepaid/accrued benefit cost	71,201	73,682

Classification of the net balances is as follows:
Prepaid benefit costs	0	73,682
Accrued benefit liability	(25,599)	0
Accumulated other comprehensive income	96,800	0
Prepaid benefit costs, net	71,201	73,682

The obligations with respect to pension plans were determined using a discount rate of 5.25% for 2002, 5.75% for 2001, and 6% for 2000, and an assumed long-term rate of compensation increase of 2.25% for 2002, and 2.75% for 2001 and 2000. The expected long-term rate of return on plan assets, used in determining net pension cost was 6% in 2002, 2001 and 2000. Plan assets principally consist of long-term interest earning investments, quoted and listed securities, and real estate assets.

The principal defined benefit plans referred to above cover approximately 26% of ARCADIS employees. The remaining plans primarily represent defined contribution plans. Expenses for these plans totaled EUR 5.9 million in 2002, EUR 6.4 million in 2001, and EUR 3.6 million in 2000, under both Netherlands and U.S. GAAP.

Due to the substantial decline of stock markets, at December 31, 2002, the accumulated benefit obligation for the defined benefit plan exceeded the value of plan assets. As a consequence, the Company recognized additional provisions for minimum pension liabilities in 2002 of € 96.8 million, through a direct charge against shareholders’ equity (€ 62.9 million after taxes). At the end of 2001, the value of plan assets exceeded the accumulated benefit obligations.

NOTE 17.  Application of Generally Accepted Accounting Principles in the United States of America

The Netherlands’ accounting principles (Netherlands GAAP) applied in the preparation of the Consolidated Financial Statements of ARCADIS N.V. differ in some respects from those generally accepted in the United States of America (U.S. GAAP). Those differences which have a material effect on net income and/or shareholders’ equity are as follows:

(a)  Under U.S. GAAP, the excess of the purchase price over the fair value of identifiable net assets acquired (“goodwill”) is capitalized. Prior to the adoption of SFAS 141 and SFAS 142, goodwill was amortized over its estimated useful life ranging between 10 and 25 years. Since the adoption of SFAS 141, which applies to all purchase business combinations completed after June 30, 2001, and the adoption of SFAS 142, which applies to all existing goodwill since January 1, 2002, goodwill is no longer amortized, but an annual impairment test is performed on the remaining unamortized goodwill. The Company performs its annual impairment test as of the end of December each year. Under Netherlands GAAP, up to and including 2000, goodwill was directly charged to shareholders’ equity. From 2001 onward, goodwill arising from new acquisitions is capitalized and amortized, based on its estimated economic life.

(b)  Pension costs included in the Consolidated Statements of Income are computed in accordance with Netherlands GAAP. For defined benefit plans, those amounts are based on the premiums which ARCADIS is required to pay to the ARCADIS Pension Fund (the “Fund”). These premiums are calculated using actuarial assumptions, which among others, do not take into account future salary increases or employee turnover due to resignations, dismissals or disability. The present value is calculated by applying a discount rate of 4%. These amounts are not reduced by credits relating to overfunding of the Fund, which under Netherlands GAAP is computed by valuing assets at fair market value, unless refunds are actually received from the Fund.

U.S. GAAP is generally more prescriptive than Netherlands GAAP, and service costs are based on calculations using actuarial assumptions which, among others, include estimated future salary increases and estimated employee turnover related to resignations, dismissals and disability, and the present value is calculated by applying a discount rate of 5.25% for 2002, 5.75% for 2001 and 6% for 2000. Moreover, net periodic pension costs are reduced by credits, if any, representing amortization of overfunding of the Fund, which is calculated by valuing plan assets at fair market value.

The difference between the pension cost computed under SFAS 87 (U.S. GAAP) and the one computed under Netherlands GAAP is shown in Note 16, and relates principally to the difference in accounting treatment for over funded plans.

(c)  As stated in note 2, during 2001 ARCADIS sold its interests in Analytico and Sageos. Furthermore, Grebner and some minor participations are in the process of liquidation. Under U.S. GAAP the goodwill associated with these investments is written off.

(d)  Under Netherlands GAAP, dividends declared subsequent to year-end reduce shareholders’ equity in the year to which they relate. Under U.S. GAAP, dividends are accounted for in the year in which they are declared.

(e)  Under Netherlands GAAP, the total balances of work in process are presented on a net basis. Under U.S. GAAP, the gross amount of projects where costs incurred and estimated earnings exceed billings must be shown as an asset, and the gross amount of projects with billings in excess of costs incurred and estimated earnings must be recorded as a liability. If ARCADIS would present the balance sheet applying this U.S. GAAP method, the balance sheet total would increase by EUR 33.0 million in 2002, and by EUR 38.8 million in 2001.

(f)  Under Netherlands GAAP, net deferred tax liabilities are classified as provision. Under U.S. GAAP, deferred tax liabilities are classified as current or noncurrent and offset based on the classification of the related asset or liability for financial reporting. Deferred tax assets related to carryforwards are classified according to the expected reversal date of the carryforward.

(g)  The Spanish company Grupo EP in which ARCADIS holds a 50% interest, is included in the consolidated financial statements on a proportional basis in conformity with Netherlands GAAP. Under U.S. GAAP, the investment in a joint venture should be accounted for under the equity method. This departure from U.S. GAAP would have no effect on shareholders’ equity and net income. Under the provisions available to foreign registrants, the Company accordingly provides the following summarized information of its pro rata interest.

Pro rata summarized financial information	2002	2001	2000

Current assets	33,813	32,572	26,473
Non-current assets	9,030	5,814	5,440
Total assets	42,843	38,386	31,913

Current liabilities	24,013	23,909	19,239
Non-current liabilities	8,905	5,793	3,738
Minority interest	1,151	1,056	933
Total liabilities	34,069	30,758	23,910

Shareholders’ Equity	8,774	7,628	8,003

Gross revenue	64,785	57,712	46,802

Group income from operations	1,396	1,251	1,487

Reconciliation of Net Income

	2002	2001	2000

Net income in accordance with Netherlands GAAP Adjustments:	24,668	25,084	20,729
Amortization of goodwill (a)	191	(2,332)	(2,623)
Pensions (b)	(2,362)	10,772	8,964
Write off of goodwill (c)	—	(5,715)	—
Income tax effect of above adjustments	827	(3,305)	(2,766)

Net income in accordance with U.S. GAAP	23,324	24,504	24,304

Basic net income per common share in accordance with U.S. GAAP	1.15	1.21	1.21
Diluted net income per common share in accordance with U.S. GAAP	1.15	1.20	1.21

Weighted average number of shares of common stock in accordance with U.S. GAAP (in thousands)	20,291	20,280	20,003

Under U.S. GAAP items classified as extra-ordinary for Netherlands GAAP would not be so classified.

Basic net income per common share amounts in accordance with U.S. GAAP are based upon the weighted average number of the common shares outstanding during the period. Diluted net income per common share amounts in accordance with U.S. GAAP are based upon the weighted average number of the common shares outstanding during the period plus the dilutive effect of potential common shares outstanding during the period.

The dilutive effect of outstanding share options is as follows:

	Years ended December 31,
	2002	2001	2000

Weighted average number of common shares	20,291	20,280	20,022
Common shares issuable under option plans	65	66	4
	20,356	20,346	20,026

At December 31, 2002, options to purchase 611,077 shares of common stock at prices ranging from US$6.75 to US$11.50 and options to purchase 458,100 shares of common stock at prices ranging from EUR 8.50 to EUR 10.79 were outstanding, but not included in the computation of diluted earnings per share for the year ended December 31, 2002. The exercise price of these options was greater than the average market price of the common shares. These options expire at various dates from 2003 to 2012.

At December 31, 2001, options to purchase 625,387 shares of common stock at prices ranging from US$6.75 to US$11.50 and options to purchase 195,000 shares of common stock at the price of EUR 9.20 were outstanding, but not included in the computation of diluted earnings per share for the year ended December 31, 2001. The exercise price of these options was greater than the average market price of the common shares. These options expire at various dates from 2003 to 2011.

At December 31, 2000, options to purchase 715,313 shares of common stock at prices ranging from US$6.75 to US$15.10 were outstanding, but not included in the computation of diluted earnings per share for the year ended December 31, 2000. The exercise price of these options was greater than the average market price of the common shares. These options expire at various dates from 2003 to 2010.

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation establishes financial accounting and reporting standards for stock-based employee compensation plans. This statement defines a fair value based method of accounting for employee stock options. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25. ARCADIS accounts for stock-based compensation plans under APB Opinion No. 25 and has recorded no stock-based compensation expense under U.S. GAAP in 2000, 2001 and 2002. Companies that continue to follow the intrinsic value based method must disclose pro-forma earnings and earnings per share information under the fair value method.

If the fair value based method of accounting had been applied, pro-forma net earnings and earnings per share would have been as follows:

	2002	2001	2000
	(Thousands of euros)

Net earnings for the year in accordance With US GAAP as calculated above	23,324	24,504	24,304

Effect of recording stock-based compensation expense under the fair value method	(460)	(541)	(187)

Pro-forma net earnings after application of SFAS 123	22,864	23,963	24,117

Pro-forma net earnings per common share after application of SFAS 123 in euros	1.13	1.18	1.18

In calculating the foregoing pro-forma amounts, the fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001	2000

Dividend	0.48	0.44	0.39
Expected volatility	50.0%	50.0%	52.0%
Risk-free interest rate	3.5%	4.5%	4.5%
Expected life of option	3 years	3 years	3 years
Expected forfeitures	0%	0%	0%

Reconciliation of Shareholders’ Equity

	2002	2001

Shareholders’ equity in accordance with Netherlands GAAP	124,959	124,812
Adjustments to reported shareholders’ equity, net of tax:
Goodwill (a)	41,801	43,611
Pensions (b)	(25,599)	73,562
Dividends (d)	9,742	8,925
Income tax effect of above adjustments	13,669	(20,908)

Shareholders’ equity in accordance with U.S. GAAP	164,572	230,002

Comprehensive income

Comprehensive income/(loss) encompasses all changes in shareholders’ equity (except those arising from transactions with owners). The comprehensive income and accumulated other comprehensive income as show below, are presented based on U.S. GAAP numbers, and for the years ended December 31, 2002, 2001 and 2000 were as follows:

	Comprehensive Income	Accumulated other comprehensive income

Balance - January 1, 2000		5,045
Comprehensive income
Net income	24,304
Foreign currency translation	4,232	4,232
Other	109	109
Comprehensive income	28,645

Balance - December 31, 2000		9,386
Comprehensive income
Net income	24,504
Foreign currency translation	3,043	3,043
Other	116	116
Comprehensive income	27,663

Balance - December 31, 2001		12,545
Comprehensive income
Net income	23,324
Provision minimum pension liability	(62,920)	(62,920)
Foreign currency translation	(13,668)	(13,668)
Comprehensive income	(53,264)

Balance - December 31, 2002		(64,043)

Pension additional minimum liability includes tax effects charged directly to shareholders’ equity of € 33.9 million for the year ended December 31, 2002. Revaluation of real estate and other changes include tax effects which have been charged directly to shareholders equity of EUR 0.1 million income and EUR 0.0 million income expense for the years ended December 31, 2001 and 2000, respectively.

Foreign currency translation adjustments have no tax effect.

New U.S. Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 supercedes Accounting Principles Board Opinion No. 17 and addresses the financial accounting and reporting standards for goodwill and intangible assets subsequent to their initial recognition. SFAS 142 requires that goodwill be separately disclosed from other intangible assets in the statement of financial position, and no longer be amortized. It also requires that goodwill and other intangible assets be tested for impairment at least annually.

SFAS 142 is required to be implemented effective January 1, 2002. The adoption of SFAS 142 did not have an impact on ARCADIS’ financial results reported under U.S. GAAP. At December 31, 2002, for U.S. GAAP purposes, ARCADIS has unamortized goodwill of EUR 41.6 million under U.S. GAAP. Amortization expense under U.S. GAAP related to goodwill was EUR 8.1 million and EUR 2.6 million for the years ending December 31, 2001 and 2000, respectively.

In October 2001, FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 supersedes Statement of Financial Accounting Standards No. 121(“SFAS 121”), “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment of a business (as previously defined in that Opinion). SFAS 144 intends to establish a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale and to resolve significant implementation issues related to SFAS 121. SFAS 144 is not expected to significantly impact the assessment of impairment of long-lived assets by the Company for U.S. GAAP purposes, other than the fact that SFAS 144 removes goodwill from its scope and, therefore, eliminates the requirement of SFAS 121 to allocate goodwill to long-lived assets to be tested for impairment. As indicated above, goodwill is required to be assessed for impairment in accordance with the provisions of SFAS 142. For U.S. GAAP purposes, the Company has adopted SFAS 144 effective January 1, 2002. The adoption of SFAS 144 did not effect the Company’s financial statements prepared under U.S. GAAP.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For nonpublic enterprises, such as the Company, with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applied to the enterprise no later than the end of the first annual reporting period beginning after June 15, 2003 The application of this Interpretation is not expected to have a material effect on the Company’s financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

NOTE 18.  Disclosures about Fair Value of Financial Instruments

In view of the short-term turnaround times involved, the book value of cash and cash equivalents, receivables and current liabilities approximate fair value.

The fair value of ARCADIS’ long term debt does not materially differ from the carrying value.

NOTE 19.  Supplemental Cash Flow Disclosures

Changes in inventories, receivables and other current assets, current liabilities, long-term liabilities and long-term debt, as reported on the consolidated statements of cash flows, can be reconciled to changes in the respective balance sheet amounts between December 31, 2001 and 2002 as follows. Changes in the balance sheet items caused by new consolidations, deconsolidations and changes because of conversion of foreign currencies are eliminated.  Investments in and divestments of consolidated companies are presented net of cash.

Cash flow from operations	Inventories	Receivables+ current assets	Other long- term liabilities	Long term debt	Current liabilities

Changes in balance sheet	(6,033)	18,716	485	5,560	26,665
Eliminations:
Exchange rate differences	3,527	11,997	1,068	350	7,707
(De) consolidations	(803)	(25,015)	(2,860)	(692)	(23,504)
Other non-operational changes	(59)	(582)		207	(199)
Bank overdrafts					(4,367)
Operational change 2002	3,368	(5,116)	(1,307)	5,425	6,302

Issued shares	2002	2001

ARCADIS NV stock purchase plans	37	77
ARCADIS NV stock options exercised	75
	112	77

Dividends paid	2002	2001

Paid to shareholders of ARCADIS NV	8,925	7,907
Paid to minority shareholders of consolidated companies	397	231
	9,322	8,138

	Years ended December 31,
	2002	2001	2000
Cash paid during the year for:
Interest	4,870	6,025	7,109
Income Taxes	14,427	14,053	3,394

Acquisitions of consolidated interests during 2002, 2001 and 2000 are summarized as follows:

	2002	2001	2000

Property, plant and equipment	6,287	102	481
Working capital	2,174	265	300
Others, including goodwill	2,786	2,467	4,180

Total acquisitions of consolidated interests, net of cash acquired	11,247	2,834	4,961

ARCADIS N.V.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

In millions of euros	2002	2001	2000
Balance at beginning of year	9.9	9.3	9.3
Addition charged to income	2.3	3.3	2.0
Exchange rate results	(0.5)	0.2	0.3
Deductions	(3.0)	(2.4)	(2.1)
Acquisitions / divestments	0.1	(0.5)	(0.2)

Balance at end of year	8.8	9.9	9.3

ITEM 19.  EXHIBITS

Exhibits filed as part of this Annual Report:
10a	- Information on members of the Supervisory Board, Executive Board, Staff directors, and other members of the Senior Management Committee
10b	- Form S-8 Independent Auditors’ Consent
10c	- Statement pursuant to par. 906 of the Sarbanes-Oxley Act of 2002
10d	- Statement pursuant to par. 906 of the Sarbanes-Oxley Act of 2002
1	- Articles of Association of ARCADIS NV

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Dated: June 12, 2003	By:	/s/ Harrie L.J. Noy
Harrie L.J. Noy
Chairman of the Executive Board

CERTIFICATIONS

Certification by the Chairman of the Executive Board of ARCADIS NV

I, Harrie L.J. Noy, certify that:

1. I have reviewed this annual report on Form 20-F of ARCADIS NV (the “registrant”);

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

June 12, 2003

/s/ Harrie L.J. Noy
Harrie L.J. Noy
Chairman of the Executive Board ARCADIS NV

Certification by the Chief Financial Officer of ARCADIS NV

I, Henk W.M.W. ten Cate, certify that:

1. I have reviewed this annual report on Form 20-F of ARCADIS NV (the “registrant”);

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

June 12, 2003

/s/ Henk W.M.W. ten Cate
Henk W.M.W. ten Cate
Chief Financial Officer ARCADIS NV

INDEX OF EXHIBITS

10a.	Information on members of the Supervisory Board, Executive Board, Staff directors, and other members of the Senior Management Committee
10b.	Form S-8 Independent Auditors’ Consent
10c.	Statement pursuant to par. 906 of the Sarbanes-Oxley Act of 2002
10d.	Statement pursuant to par. 906 of the Sarbanes-Oxley Act of 2002
1.	Articles of Association of ARCADIS NV (English translation).