Form 20-F
period 2003-12-31
ARCADIS N V
filed 2004-06-04
CIK 913596

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-22628

ARCADIS NV
(Exact name of Registrant as specified in its charter)

ARCADIS NV
(Translation of Registrant's name into English)

The Netherlands
(Jurisdiction of incorporation or organization)

Utrechtseweg 68, 6812 AH Arnhem, The Netherlands
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

COMMON STOCK, € 0.05 NOMINAL VALUE, PER SHARE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this annual report:

20,430,000 SHARES OF COMMON SHARES, € 0.05 NOMINAL VALUE

200 PRIORITY SHARES, € 0.05 NOMINAL VALUE

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

☐ Item 17        ☒ Item 18

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This report, and documents incorporated by reference into this report, include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of management and on information available to management at the time such statements were made. Forward-looking statements include information concerning possible or assumed future results of operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our services and other aspects of its business, general economic conditions and statements that, in each case, are preceded by, followed by, or include words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "could," "should," "would" or similar expressions.

        Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions we believe to be reasonable, our actual results may differ materially from expectations. Many of the factors that will determine these results are beyond our ability to control or predict. We do not intend to review or revise any particular forward-looking statements made or incorporated by reference in this Form 20-F in light of future events, except as otherwise required by law. Investors are cautioned not to rely unduly on any forward-looking statements.

        The following important risk factors, and other important factors described elsewhere in this report or in our other filings with the Securities and Exchange Commission, among others, could cause our results to differ from any results that we may project, forecast, or estimate in any forward-looking statements:

  •
  cyclical downturns in the economy could have negative effect on investments by private companies in new investments;

  •
  decreased tax revenues may limit the ability of governments to invest in the types of public works for which we are engaged;

  •
  changes in legislation, regulation and political priorities may weaken demand for our services;

  •
  changes in bidding procedures of our clients may put competitive pressures on the amounts we can charge for our services;

  •
  inaccurate estimates of the time or cost of a project may result in project losses;

  •
  malfunctions in our information and communications technology may adversely affect our operations;

  •
  difficulties with the integration of acquired businesses may distract the attention of our management and adversely affect our operations;

  •
  declines in the exchange rates of non-Euro countries may reduce the value of our assets; and

  •
  declines in the value of our pension assets could adversely affect our financial results.

PRESENTATION OF CERTAIN INFORMATION

        Unless the context requires otherwise (1) references to "ARCADIS," "we," "us" and "our" refer to ARCADIS NV and its consolidated subsidiaries, (2) references to "The Netherlands" are to The Kingdom of The Netherlands, (3) references to "United States" or "U.S." are to the United States of America, (4) references to "Euros," "EUR" and "€" are to the currency of the 12 European Union member states (including The Netherlands) participating in European Monetary Union, and (5) references to "dollars" or "$" are to the currency of the United States.

PART 1

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not Applicable

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable

ITEM 3.    KEY INFORMATION

A.    Selected financial data.

        The selected consolidated financial data presented below as of and for each of the five years during the period ended December 31, 2003 have been derived from our audited Consolidated Financial Statements. The selected consolidated financial data as of and for each of the three years during the period ended December 31. 2003 are derived from, and should be read in conjunction with, our Consolidated Financial Statements and the Notes set forth in Item 18 of this annual report.

        For the convenience of the reader, the amounts reflected in our selected consolidated financial data as of and for the year ending December 31, 2003 as presented in Euros have been translated into U.S. dollars. The exchange rate used is $1.00 = € 0.79177, the exchange rate as of December 31, 2003. We do not represent that the translated amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate.

        We prepare our Consolidated Financial Statements in accordance with accounting principles generally accepted in The Netherlands (Netherlands GAAP), which differs in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP). See Note 17 to the Consolidated Financial Statements for the years ended December 31, 2003, 2002 and 2001 included in Item 18 of this annual report for a description of the principal differences between Netherlands GAAP and U.S. GAAP as they relate to us and our consolidated subsidiaries, as well as a reconciliation to U.S. GAAP of net income and shareholders' equity.

	For the years ended December 31,
	2003	2003	2002	2001	2000	1999
	$	€	€	€	€	€
	(in millions, except per share amounts)
Consolidated Statement of Income Data (a)
Amounts in accordance with Netherlands GAAP
Gross revenue	1,061.7	840.6	819.1	797.4	776.2	655.5
Net revenue	752.0	595.4	577.8	563.5	550.9	459.8
Income from operations before taxes	40.4	32.0	40.5	36.1	31.8	25.5
Group income from operations after taxes	28.9	22.9	26.7	24.2	21.5	18.4
Net income	27.0	21.4	24.7	25.1	20.7	17.6
Basic net income per common share	1.33	1.05	1.21	1.24	1.04	0.90
Diluted net income per common share	1.33	1.05	1.20	1.23	1.04	0.90
Average number of shares	20.364	20.364	20.291	20.280	20.022	19.513
Dividend per common share (b)	0.61	0.48	0.48	0.44	0.39	0.33
Amounts in accordance with U.S. GAAP
Net income (c)	25.7	20.3	23.3	24.5	24.3	19.0
Basic net income per common share (d)	1.26	1.00	1.15	1.21	1.21	0.98
Diluted net income per common share (d)	1.26	1.00	1.15	1.20	1.21	0.98

	As of December 31,
	2003	2003	2002	2001	2000	1999
	$	€	€	€	€	€
	(in millions)
Consolidated Balance Sheet Data (a)
Amounts in accordance with Netherlands GAAP
Total assets	438.6	347.3	343.8	309.9	298.8	296.3
Long-term debt	37.5	29.7	27.6	22.0	23.1	5.7
Common stock	1.3	1.0	1.0	1.0	1.0	1.0
Shareholders' equity (e)	172.4	136.5	134.7	133.7	115.2	100.4
Amounts in accordance with U.S. GAAP
Shareholders' equity (e)	218.4	172.9	164.6	230.0	210.2	184.2

(a)
Following Netherlands GAAP, the partnership Euroconsult, in which we held a 65% interest until April 1, 1999, is consolidated on a proportionate basis in the first quarter of 1999. Since April 1, 1999, we have held a 100% interest in Euroconsult and its results have been fully consolidated with our results since April 1, 1999. Under U.S. GAAP, this interest would have been fully consolidated starting with the first quarter of 1999, but the impact of the different accounting treatment has no effect on shareholders' equity and net income.

  The Dutch company ARCADIS Aqumen Facility Management and the Spanish company Grupo EP, in both of which we hold a 50% interest, are included in our consolidated financial statements on a proportional basis in conformity with Netherlands GAAP. Under U.S. GAAP, such investments would be accounted for under the equity method. This variance from U.S. GAAP has no effect on shareholders' equity or net income. Additional information is provided in Note 17 of the Notes to our Consolidated Financial Statements.

(b)
Dividend per common share represents the amount relating to each year in which a dividend payment is approved and paid in the following year. The dividend per common share in U.S. dollars is: $0.59 for 2003; $0.56 for 2002, $0.42 for 2001, $0.33 for 2000, and $0.30 for 1999. The dividend payment of € 0.48 per outstanding share of common stock for the year ended December 31, 2003, was presented to and approved by our shareholders at the Annual General Meeting of Shareholders on May 12, 2004.

(c)
Net income in 2001 of € 25.1 million, calculated in accordance with Dutch GAAP, includes the extraordinary gain on the sale of the non-consolidated participation in Analytico of € 4.0 million (€ 0.20 per share) and the extraordinary charge related to the restructuring of our property valuation activities in The Netherlands of € 2.0 million (€ 0.10 per share).

(d)
Basic net income per common share calculated in accordance with Netherlands GAAP and U.S. GAAP is based upon the weighted average number of common shares outstanding during the period. Diluted net income per common share calculated in accordance with Netherlands GAAP and U.S. GAAP is based upon the weighted average number of the common shares outstanding during the period plus the dilutive effect of potential common shares outstanding during the period.

(e)
Consistent with the recent changes in the guideline issued by the Council for Annual Reporting (Raad voor de Jaarverslaggeving), the accounting for the dividend proposal has been changed. Previously, the dividend proposal was treated as debt under current liabilities in the year under report. The changed guideline prohibits this until the Annual General Meeting of Shareholders approves the proposal. As required by Netherlands GAAP, this change in accounting was reported by restating the financial statements of prior periods. See Note 1 to our Consolidated Financial Statements.

Exchange Rate Information

        On March 31, 2004 the exchange rate between the Euro and U.S. dollar was € 0.82 per $1.00. The following tables set forth, for the periods and dates indicated, information regarding the exchange rate for the Euro expressed in Euros per $1.00. The rates used for the tables are based on quotes from the Amsterdam Foreign Exchange.

Period	High	Low	Average(1)	End
Year ended December 31, 2003	€0.96	€0.79	€0.88	€0.79
Year ended December 31, 2002	1.17	1.06	1.06	0.95
Year ended December 31, 2001	1.19	1.05	1.12	1.13
Year ended December 31, 2000	1.21	0.96	1.09	1.07
Year ended December 31, 1999	1.00	0.85	0.94	1.00

(1)
Average of the exchange rates on the last day of each month during the year presented.

Period	High	Low
March 2004	€0.83	€0.80
February 2004	0.81	0.78
January 2004	0.81	0.78
December 2003	0.84	0.79
November 2003	0.88	0.83
October 2003	0.86	0.85

B.    Capitalization and indebtedness.

        Not applicable.

C.    Reasons for the offer and use of proceeds.

        Not applicable.

D.    Risk factors.

        Our risks can be generally categorized into market, operational, financial, and other risks.

Market Risks

Decreases in government tax revenues, which support large public works projects, could weaken demand for our services.

        Of our business, approximately 50% of our revenue is derived from clients in the public sector. These clients rely on tax revenues to fund large public works projects of the type for which we are often retained. During an economic downturn, governmental entities collect significantly less tax revenue and often try to limit discretionary expenditures to balance their budgets. Government limits on spending in regard to environmental remediation, infrastructure expansion or enhancement, building projects, real estate data services or telecommunications infrastructure investments, could have a negative material adverse effect on our ability to attract and/or retain business.

A continued global recession could have an adverse affect on our revenues.

        Approximately 50% of our revenues are derived from our private sector clients. As a result, we are exposed to general economic cycles which influence the willingness and ability of private sector firms to invest in the types of activities that require our services. Private sector clients experiencing adverse economic conditions may attempt to defer or withdraw from signed contracts. Our buildings service area, where most investments are from private sector companies, is the most sensitive to declines in economic activity.

A decline in the financial markets may adversely affect our revenue.

        A sharp decline in the capital market can have a very negative effect on companies' abilities to invest. This occurred most recently in the telecommunications area, where investment declined considerably in a very short period, resulting in a substantial decrease in our revenue in the communications area for a number of years.

Changes in the political priorities in the countries in which we operate could adversely affect public spending on the services that we provide.

        Changes in political priorities can considerably influence public spending and, therefore, our work. Projects for which we are well positioned can be canceled or deferred. Elections can result in shifts in political relationships leading to delays in the awarding of new contracts. The infrastructure area is the most sensitive to this risk.

Changes to existing regulations and new legislation and/or regulations, could weaken demand for our services.

        We believe that demand for our principal environmental services is in part related to the response of governmental authorities to the public's concern for environmental issues. If, however, public concern for environmental issues changes, or governmental entities in countries where we operate become less responsive to environmental issues, there could be substantially less demand for our environmental services, which could have a material adverse effect on our business. Conversely, although less so than in the environmental area, changes in regulations and legislation may also affect certain other areas of our business.

Political instability in the countries in which we operate can result in contracts being canceled or harm to our employees.

        As a result of political instability, contract awards can cease or employee security can be at issue, resulting in the halt of contract work. This risk arises particularly in the donor-financed market, in which we achieve only a limited part of our revenues.

Changes in the bidding behavior of our clients may result in competitive pricing pressure for our services.

        Changes in the bidding pattern of clients can have a considerable effect on our revenue. Due to European Union regulations, a trend is developing in a number of countries to more open bidding where price competition is more important. Construction fraud in The Netherlands has resulted in greater scrutiny of the bidding procedures and has resulted in delays in contract awards. Centralization and strengthening of the purchasing function in large companies may also affect our opportunities to secure profitable revenues.

Concentration through mergers, acquisitions or other forms of consolidation may lead to increased purchasing power on the part of our clients.

        With the concentration of companies, clients may disappear, and the purchasing power of customers can increase. The same phenomenon can occur with the government. The combination of municipalities and water boards results in fewer, but more powerful, administrative units that, in a number of cases, now conduct activities that were formerly put out to bid.

Operational Risks

The services we provide can result in considerable liability which we may not be able to insure against.

        The services we provide can be associated with considerable liability risks. These can arise from errors in executing activities such as design or calculation errors, incorrect estimates of contamination, not meeting agreed schedules, exceeding cost estimates and implementing budgets, not complying with legislation and regulations, or omissions in quality guarantees that have been given. To protect against these risks we have general and professional liability insurance policies. These policies cover errors and omissions in the executing of projects and provide insurance against possible claims that arise during the coverage period. If the insurance carrier does not renew coverage at the end of the policy term and we are unable to obtain replacement insurance with retroactive coverage, it is possible that claims will be denied even though the claims are related to events or actions that occurred while coverage existed. Because insurance policies contain certain exclusions and have a maximum amount per claim, not all risks are covered. Additionally, our insurance carriers may not be able to meet their obligations.

We may incur losses because we underestimate the time or the cost to complete a project.

        In part depending on the type of contract, losses can occur in projects as a result of inaccurate time and cost estimates, new techniques with undocumented cost and performance results, inexperienced staff, performance delays, additional consulting services, the absence of information that was assumed would be available, or other unforeseen circumstances. Although many contracts also contain conditions regarding payment of additional costs in the event of unforeseen circumstances, substantial project losses can occur, having a negative effect on our results of operations.

If we underutilize our permanent employees, our profitability may be negatively affected.

        Many of our employees are permanently employed by us to retain their talent. If we are not able to charge our clients for services performed by these employees or if we are not able to charge our clients at the rates we have set for their services, our profitability could be negatively affected.

If our partners fail to perform their contractual obligations on a project, we could be exposed to legal liability, loss of reputation and reduced profit or loss on the project.

        We account for investments in joint ventures using the proportionate method of consolidation, whereby our share of all assets, liabilities, revenues and expenses of the joint venture are included in our consolidated financial statements. Approximately 30% of our revenue is derived from projects in which we partner with others through joint ventures, subcontracting or other arrangements. Success on these joint projects depends in large part on whether our partners fulfill their contractual obligations satisfactorily. If any of our partners fails to satisfactorily perform their contractual obligations as a result of financial or other difficulties, we may be required to make additional investments and provide additional services in order to make up for our partner's shortfall. If we are unable to adequately address our partner's performance issues, then our client could terminate the joint project, exposing us to legal liability, loss of reputation and risk of loss or reduced profit on the project.

The refusal or inability of our clients to timely pay for services we provide to them could cause us to have insufficient liquidity.

        We usually invoice clients for our services according to the progress of the work. If our clients refuse or are unable to meet their contractual payment obligations, we may not have sufficient cash to satisfy our liabilities, and our growth rate and continued operations could be adversely effected.

If we are unable to accurately estimate the overall risks, revenues or costs on a contract, then we may incur a lower profit or loss on the contract.

        Some of the contracts we enter into with our clients have a fixed price or a cap. Under cost-plus contracts that have a cap, we are reimbursed for allowable costs and fees, which may be fixed or performance-based. If our costs exceed the contract cap or are not allowable under the provisions of the contract or any applicable regulations, we may not be able to obtain reimbursement for all such costs. Under fixed-price contracts, we receive a fixed price irrespective of the actual costs we incur and consequently, we will realize a profit on the fixed-price contract only if we can control our costs and prevent cost over-runs on the contract.

If our information and communication technology systems do not work properly, our operations and management may be negatively affected.

        Our operation and management are largely dependent on the use of information and communication technology systems. Limited access and/or malfunctioning of these systems, including both hardware and software, can negatively effect our operations and management. Our security and backup measures may not be sufficient to protect the integrity of our systems or to ensure that important data is not lost.

If we are unable to productively use leased office space this may negatively affect results.

        We usually lease office space for periods from five to ten years. A downturn in activities may leave us with unused office space which we may not be able to sublet.

Failure to integrate acquired businesses or assets successfully will prevent us from achieving the anticipated cost savings and other benefits on which our decision to consummate any acquisition would have been based.

        We have completed 13 acquisitions in the past three years and we will continue to pursue growth through selective strategic acquisitions of businesses and assets. However, we will only achieve the efficiencies, cost reductions and other benefits, such as diversification of our current portfolio of clients and services, which we would expect to result from these acquisitions if we successfully integrate the administrative, financial, technical and marketing organizations of acquired businesses and assets, and implement appropriate operations, financial and management systems and controls. We may have insufficient management resources to accomplish integrations, and even if we are able to do so successfully, we may not realize the level of cost savings and other benefits that we expected to achieve.

        The integration of acquired operations with our own involves a number of risks, including:

  •
  the disruption of our business and the diversion of our management's attention from other business concerns;

  •
  unanticipated expenses related to integration;

  •
  the potential failure to realize anticipated revenue opportunities associated with acquisitions;

  •
  the possible loss of our key professional employees or those of the acquired businesses;

  •
  the potential failure to replicate our operating efficiencies in the acquired businesses' operations;

  •
  our increased complexity and diversity compared to our operations prior to an acquisition;

  •
  the possible negative reaction of clients to any acquisitions; and

  •
  unanticipated problems or legal liabilities, including responsibility as a successor-in-interest for undisclosed or contingent liabilities of acquired businesses or assets.

Financial Risks

Our international operations expose us to significant currency risk.

        We do a substantial amount of business in countries that do not use the Euro as their functional currency. The currencies in these countries may fluctuate in value against the Euro over time. Declines in the value of these currencies as measured against the Euro could result in a reduction in the value, as reflected on our balance sheet, of our assets.

Our increased reliance on projects that involve an investment of equity expose us to additional risks beyond those risks typically associated with our business.

        While currently less than 1% of our total revenues is derived from "Design, Build, Finance and Operate" projects, our corporate strategy calls for increased involvement in these types of projects. The nature of these projects involves making an equity investment in the assets or project under development. Should such a project fail to deliver financial results or result in a loss-making situation, we might be liable for the project risk to the extent of our equity investment in the project.

The seasonality of our business may cause our revenues and earnings to fluctuate, adversely effecting the price of our stock.

        Our results may fluctuate seasonally and over longer periods of time. Some of the factors that contribute to such fluctuations include: (1) the number of working days available and the number of our employees on leave, (2) the manner in which our public sector clients allocate tax revenues, (3) the weather, which may limit the amount of time our professionals have in the field.

Other Risks

The loss of our experienced employees could adversely affect revenue and results.

        Our success is, largely, dependent on attracting and keeping good employees. If for any reason we are not able to recruit enough people with the necessary expertise and skills from the employment market, or retain them, our revenue and result could be adversely affected. The departure of experienced employees to competitors or self-employment can be accompanied by the loss of clients and lead to a loss of work for us.

ITEM 4.    INFORMATION ON THE COMPANY

A.    History and development of the company.

  Introduction

        We are an international provider of comprehensive knowledge-based consulting services in the areas of infrastructure, environment, buildings and communications. ARCADIS NV is a public company organized under the laws of the Kingdom of The Netherlands on August 16, 1982. Our initial predecessor was incorporated in The Netherlands in 1888 under the name Nederlandsche Heidemaatschappij. Most of our commercial activities are undertaken under the trade name ARCADIS. In some countries, we operate under different legal or commercial names for local competitive reasons.

        Our principal office is located at: Utrechtseweg 68, 6812 AH, Arnhem, The Netherlands and our telephone number at that address is 31-26-3778911. Our principal office in the United States is located at 630 Plaza Drive, Suite 200, Highlands Ranch, Colorado 80126-2377 and our telephone number at that address is 720-344-3500.

  Strategy and Strategic Developments

        After many years of international expansion, in mid-2000 we began to focus on the expansion of our position in our existing markets in Europe and North and South America. Our strategy concentrates on strengthening profitable growth in these geographic markets. This strategy has four cornerstones:

  •
  Organic growth of the existing core business;
  •
  Development of new products and services;
  •
  Margin improvements; and
  •
  Strategic acquisitions.

        Following is a brief description of the progress made in each of these areas in 2003.

  Organic growth in existing core business

        Organic growth represents the growth in our gross revenue that we are able to generate from year to year in our existing, non-acquired businesses, excluding exchange rate differences. In 2003, our organic growth was limited to 1%. As a result of difficult market conditions, including a softening of market demand in The Netherlands and an unstable political environment in Brazil, gross revenue declined in The Netherlands, South America, and the donor-financed markets, which consist primarily of developing counties in which projects are financed by entities such as the European Union and the World Bank. In the other countries in Europe and in the United States, we achieve organic growth of 5% and 8%, respectively. Our two most significant service areas, infrastructure and environment, representing 53% and 27% of our 2003 gross revenue, respectively, achieved organic growth of 0% and 10%, respectively. In our other service areas, buildings and communications, representing 13% and 7% of our 2003 gross revenue, respectively, organic revenues declined 8% and 14%, respectively. We believe that we can improve our organic growth rates by better using our internal knowledge base, expanding our relations with existing multinational clients and expanding our rail infrastructure program:

  •
  Use internal knowledge base. We believe that the key to achieving organic growth is to use the knowledge available within ARCADIS to penetrate new markets elsewhere. For this purpose, we have developed intranet facilities to promote effective communication and exchanges within and between our operating units. In 2004, we plan to expand our competence management system, a system designed to concentrate expertise on certain topics at specific locations in order to speed up the process of development of new products and services and have a focal point for their roll-out.

  •
  Expand relationships with existing clients. We believe that we can increase organic growth by expanding our relationships with existing multinational clients. For example, our multinational clients program has resulted in the execution by several existing clients of master service agreements that establish the basis for providing international services to these clients.

  •
  Expand rail infrastructure program. In 2003, we developed a program aimed at growing our activities in the area of rail infrastructure and systems. We believe that we have valuable expertise in this area because of our abilities in civil engineering, security, communications, energy supply, and signaling. We intend to expand our activities to other European countries, as well as to increase our involvement in the refurbishing of existing rail infrastructure in the Dutch market.

  Development of new products and services

        We intend to develop new products and services to increase our organic growth. All of our operating companies have implemented initiatives to develop new products and services on the basis of existing competencies in an effort to benefit from growth opportunities in their respective markets. For example, we have developed wind energy projects in Germany and the GRiP® program for the federal government in the United States, a program that provides remediation of contaminated sites while covering risks with an insurance policy. In addition, we intend to develop new competencies to participate in future growth markets. To achieve this goal, we are focusing on facilities management and design, build, finance and operate, or DBFO, projects:

  •
  Facilities management. Facilities management capitalizes on the trend among companies to outsource their non-core activities. Facilities management, among other things, includes the management of clients' buildings and sites. To quickly penetrate this growth market, in 2002, we structured a joint venture with U.K.-based Mowlem Aqumen, a provider of facilities management services in both the private and public sectors across a range of market sectors, including financial services, retail and defense, and a subsidiary of Mowlem plc. In mid-2003, this joint venture entered into a four-year contract with Philips Electronics Nederland BV.

  •
  DBFO projects. DBFO projects involve the delivery of a "total solution," including designing, building, possibly financing, as well as operating the business for a specific period. In the past, these projects generally would have been financed by the public sector, but now that government financing has become more limited in many countries, we expect this approach to become more common. These projects generally are commissioned by governments in the form of concessions, allowing the concession partners (effectively the developers of the project) the opportunity to generate a return on their investment for a longer period of time (usually 20-30 years). To combine our experience and control our risks, we have assembled a corporate group of experts to support our operating companies in their initiatives in this area. Our main success to date in this area has been the development of one of the world's largest biogas-fired energy production plants in Brazil, which was completed in 2003 and became operational early in 2004.

  Margin improvement

        Margin improvement is a key component of our corporate strategy introduced in 2000. By margin, we mean operating income as a percentage of net revenue. After three consecutive years of margin gains, totaling a 21% improvement, our margin declined to 6.0% in 2003. The decline in margin resulted from deteriorated market conditions caused by reductions in government spending for infrastructure development and reduced investment by private sector companies given the general economic situation. Also, projects are coming to market less quickly due to a detailed focus on public bidding procedures. Another factor contributing to margin pressure were higher pension costs in The Netherlands. In efforts to improve our margin, we continued in 2003 to divest or outsource non-performing activities and entered into profitable non-consolidated joint ventures in Brazil. We also sold smaller units in The Netherlands, and we discontinued portions of our Dutch contracting activities. Additionally, several of our operating companies are outsourcing their detailed engineering to Romania to improve their competitive position and their margins.

  Strategic acquisitions

        Acquisitions remain an important cornerstone of our strategy. The purpose of acquisitions is to further strengthen our home market portfolios, enhance existing activities and stimulate additional growth. We have the following financial criteria for all of our acquisitions:

  •
  A positive contribution to earnings per share, effectively meaning the acquisition target has to be accretive to our earnings per share from the day on which the acquisition is completed;

  •
  A margin equal to or higher than the ARCADIS average, generally meaning that we look for companies with a margin between 6% and 10%; and

  •
  A return on investment of 15% or more.

        In 2003, we acquired the following eight companies, all of which met our financial criteria:

Name	Country	Employees	Revenue 2002 (in millions)	Month consolidated
Fally Delbar Jouniaux	Belgium	30	€ 3	January 2003
Domus Nitida	Belgium	10	1	July 2003
Homola Projektmanagement	Germany/Czech Republic	125	10	May 2003
Tetraplan	Brazil	5	1	May 2003
Reese Macon Associates	United States	10	2	May 2003
Finkbeiner, Pettis & Strout	United States	300	26	June 2003
Lawson, Noble & Webb	United States	125	9	July 2003
PRC Bouwcentrum	The Netherlands	350	34	September 2003

Total		955	86

        Fally in Belgium brings expansion to the Walloon provinces. Through our market position in the Flemish part of Belgium, we expect to benefit from market growth in the Walloon provinces. The acquisition of the relatively small firm Domus Nitida, also in Belgium, adds expertise in the field of facilities management. Homola Projektmanagement in Germany specializes in project and program management and is a valuable addition to the existing activities in the German market. Brazilian Tetraplan provides consulting services in the area of ecology and environmental policy to the Brazilian government and strengthens our position in that market. In the United States, we acquired three companies, all active in the infrastructure market: Finkbeiner, Pettis & Strout, strong in wastewater treatment and active in Ohio, Michigan, North Carolina and Virginia, and Reese Macon and Lawson, Noble & Webb, both active in the growing Florida infrastructure market. The acquisition of PRC Bouwcentrum in The Netherlands added project management and consulting capabilities, as well as access to new markets such as health care and education.

        The total investment in acquisitions in 2003 was € 42 million, which resulted in additional goodwill of € 32 million. This amount also includes the expansion of our share in ARCADIS Geotecnica in Chile to almost 100%, as of January 1, 2003. A goodwill amount of € 12.0 million is expected to be fully deductible for tax purposes. The goodwill paid in 2003 was assigned to our geographic segments as follows (in millions):

The Netherlands	€ 14.7
North and South America	13.7
Europe	3.7
Other regions	—

Total goodwill paid	€ 32.1

        There are no contingent payments to be made in relation to these acquisitions.

B.    Business overview.

        We provide consulting and engineering services in four principal geographic segments: The Netherlands, North and South America, other European countries, and other countries. In these geographic segments, we provide services in the following areas infrastructure, environment, buildings, and communications.

Developments by Geographic Segment

  The Netherlands

  Gross revenue and income under pressure

        Of all the countries in which we are active, market conditions in The Netherlands were the most difficult during 2003. This was the result of low economic growth, reduced investment by the government, and long discussions about bidding procedures, leading to delays in project awards. Because of these conditions, gross revenue in The Netherlands declined organically by 3%, particularly in consulting activities. This was offset somewhat by growth in contracting activities, especially because of strong interest in the market for artificial soccer fields. Our policy in contracting is to deliver turnkey solutions based on our knowledge and project management skills. In these projects, our own contracting capacity is reduced and provided by third-party vendors, which in 2003 led to a situation in which net revenues declined while gross revenue increased.

        The acquisition of PRC (as of September 2003) and a number of smaller divestitures led to an overall increase in gross revenue through acquisitions in The Netherlands of 3%. Organically gross revenue declined by 3%. Overall, gross revenue in The Netherlands remained almost stable at € 296 million, compared to gross revenue of € 297 million in 2002 and €306 million in 2001. Operating income declined considerably to € 12.1 million, compared to € 16.9 million in 2002 and €18.0 million in 2001. This decline mainly resulted from difficult market conditions and higher pension charges. The contribution of PRC was consistent with the expectations at the time of acquisition.

  Measures for profit improvement

        Given the poor market conditions, measures have been introduced to adjust capacity to lower market demand. In the course of 2003, our staff was reduced by 325 employees, in large part by reductions in temporary staff and attrition. In addition, the cost-cutting program that had been implemented was further intensified.

  North and South America

  Growth in gross revenue (excluding currency effects)

        Gross revenue in North and South America declined by 7% to € 271 million compared to € 292 million in 2002. Gross revenue in 2001 was € 309 million. This decline was, however, exclusively the result of the decline of currencies in this region compared to the Euro. Excluding currency effects, gross revenue increased by 11% in 2003. Of this increase, 7% came from acquisitions, particularly in the United States. Organic growth for this region totaled 4%.

        Operating income declined to € 11.9 million in 2003, compared to € 17.5 million in 2002. Operating income was € 15.4 million in 2001. Deteriorating business conditions in Chile and especially Brazil, as well as currency effects led to this decline. Due to the development of energy production facilities in Brazil in the course of 2002 and 2003 in this country, income was generated in non-consolidated companies, offsetting the decline in net income of the traditional business.

  Strong growth in the United States

        Organic growth in North and South America was entirely generated in the United States. The environmental market especially saw strong growth. Three acquisitions helped to strengthen our position in the U.S. infrastructure market.

  Weak market in Brazil and Chile

        In Brazil and to a lesser extent Chile, gross revenue declined organically. In Brazil, this was caused by delays in project awards resulting from the change in government, while in Chile, it resulted from the completion of several large projects.

  Other European Countries

  Strong growth in gross revenue and income

        Gross revenue in other European countries (Belgium, the Czech Republic, France, Germany, Poland, Spain, and the United Kingdom) increased 23% to € 226 million, compared to € 183 million in 2002. Gross revenue in 2001 was € 144 million. Exchange rate declines exerted a negative effect of 2% on gross revenue in other European countries. Acquisitions produced an increase of 20% in gross revenue and constituted the major factor in the growth. Our organic growth in other European countries was 5%. Operating income rose by 53% to € 11.3 million, compared to € 7.4 million in 2002. Operating income in 2001 was € 5.0 million. All countries included in this geographic segment contributed to our improvement, with Belgium and the United Kingdom yielding very positive results.

  Strong growth in Belgium and the United Kingdom

        Specifically, Belgium and the United Kingdom contributed to organic growth. In Belgium, growth occurred in all of our service areas. In the United Kingdom, growth occurred in the environment area.

  Positive development in Spain, France, and the Czech Republic

        In Spain, the infrastructure market remained solid and resulted in organic growth of 17%. This growth was offset by a strong decline in the buildings area. Because the decline mainly occurred in turnkey projects, gross revenue in Spain declined slightly, while net revenue experienced healthy growth. In France, activities in the environment area particularly, grew. The floods in 2002 in the Czech Republic resulted in a high activity level in that country during 2003.

  Growth returns to Germany

        Although market conditions in Germany are still difficult, in 2003 we experienced growth in our infrastructure and environment service areas, for the first time in many years. We believe that this demonstrates that we have been able to improve our position in the German market despite the depressed market of recent years. The acquisition of the project management firm Homola will further strengthen our position.

  Other Countries

        Activities in other countries mainly included projects in developing countries, financed by international donors such as the World Bank and the European Union. Gross revenue increased by 1% to € 47 million compared to € 47 million in 2002. An organic decline of 10% was offset by the mid-2002 acquisition of French company FCI, which has a subsidiary that operates in the donor-financed market. Gross revenue was € 38 million in 2001.

        The strong organic decline resulted from the insecure international political climate caused by, among other things, the war in Iraq. This uncertainty led to delays in project awards. In the water management market, an important project was awarded by the European Union for improvement of water management in the Zakarpatska region in the Ukraine. This area has fallen victim to several catastrophic floods in recent years. The contract is aimed at technical assistance to improve the predictability of floods, monitoring the predictions, and implementation of an early warning system. The contract value is € 2.2 million.

        Including the contribution from the acquisition of FCI, operating income was € 0.7 million in this geographical market compared to € 1.0 million in 2002 and € 0.4 million in 2001.

Developments by Service Area

        We discuss below our operations and principal activities in our principal service areas as well as their relative contributions to our 2003 performance.

  Infrastructure

        Our infrastructure area is focused on designing physical living environments for living, working, and recreational activities, as well as connecting these areas through highways, railroads, and waterways. We are engaged in infrastructure activities in all of our geographic segments. This service area's share of total gross revenue was € 451 million, € 418 million and € 380 million in 2003, 2002 and 2001, respectively, and accounted for 53%, 51% and 47% of our total gross revenue in those years, respectively.

  Activities

        Our principal activities in this service area include:

  •
  Planning and designing roads, highway systems, bridges, tunnels, harbors, railroads, airports, industrial sites and business parks;

  •
  Traffic and transportation planning and design and traffic engineering studies;

  •
  Pedestrian and bicycle facilities design and parking analysis and design;

  •
  Surveying and geotechnical services for roads, railways and high-rise construction projects;

  •
  Consulting and mapping for cadastral purposes for utilities, facilities such as airports and industrial complexes, as well as for local governments;

  •
  Architecture;

  •
  Construction management, administration, supervision and physical construction services;

  •
  Project and program management, facilities programming, master planning;

  •
  Assistance with the financial and economic aspects of heavy infrastructure construction projects;

  •
  Quality control and operational assistance;

  •
  Feasibility studies;

  •
  Structural, mechanical, electrical and process engineering; and

  •
  Assistance with bidding processes and permits applications.

  Projects

        Projects in this service area are related to planning areas for living, working, and recreational activities, as well as connecting these areas through highways, railroads, and waterways. This service area also includes infrastructure development projects for the energy sector, as well as the water management sector. Examples of major projects in this service area during 2003 included the following:

  •
  In 2003, we performed project preparation work and were involved in the construction supervision, including the energy supply, signaling, security, and communications systems, for both the Betuwe freight railway line, the high-speed railway line to Brussels, and the track doubling between Utrecht and Amsterdam. We will continue to work on both these projects until mid-2006.

  •
  We were engaged to refurbish the ring road, related infrastructure, waterways and public transportation facilities around Antwerp, Belgium. Additionally, we are part of a three-member consortium commissioned by the Flemish government to improve the safety of at least 800 dangerous intersections in the next five years.

  •
  We received several large infrastructure projects in Spain, including the planning and supervision of the construction of high-speed railway lines and water infrastructure in several parts of Spain. We also entered into a long-term contract for adjustments to the road infrastructure in the Bilbao region.

  •
  We completed the feasibility studies and the traffic flow design and provided detailed engineering and construction management for the Sijtwende project, near The Hague, which was completed in 2003. The project integrates an underground tunnel for through-traffic with housing and office buildings. This was one of the first Dutch projects funded by a public-private partnership in which the proceeds from the land sale were used for highway financing.

  •
  In France, we were selected by the City of Paris to cover a portion of the Boulevard Périphérique in Paris, creating more space in the city for new parks. In addition, the cover is intended to reduce noise pollution to the surrounding buildings and improve the connections between Paris and the surrounding communities.

  •
  In Texas, we designed a new section for Highway I-95; while in New York, we completed the design for a new maintenance terminal for the Long Island Railroad.

  Environment

        Our environment area is focused on the improvement and maintenance of air, soil, and surface-water quality as well as projects related to noise abatement, solid waste disposal and external safety. We are engaged in environment activities in all of our geographic segments. This service area's share of total gross revenue was € 223 million, € 227 million and € 230 million in 2003, 2002 and 2001 and accounted for 27%, 28% and 29% of our total gross revenue in those years, respectively.

  Activities

        Our principal activities in this service area include:

  •
  Investigation, identification and evaluation of sources of pollution and chemical contamination in groundwater, air and soil, including the velocities and directions of contaminant migration;

  •
  Identification and evaluation of hydrologic factors incident to the siting and operation of industrial plants, mines, power generating stations, and waste-storage and disposal facilities;

  •
  Formulation of remedial actions, including the design of groundwater monitoring and treatment systems at industrial waste treatment and disposal sites, and the development and evaluation of strategies for the abatement of chemical contamination of groundwater from various sources;

  •
  Provision of technical guidance to governmental agencies with respect to the significance of groundwater, and methods for abating, controlling, and monitoring groundwater contamination;

  •
  Performance of feasibility studies, construction management, and the installation, operation and maintenance of specialized remedial technologies, including bioremediation, soil vapor extraction, air sparging, hydraulic barriers, free product control and recovery, steam-enhanced soil-venting, contaminated surface and groundwater recovery and treatment, wastewater treatment, stabilization/solidification, landfill caps and containment, and air quality control;

  •
  Guaranteed Remediation Program, or GRiP®, which include the provision of a guaranteed maximum price for remediation of contaminated industrial sites, along with an insurance scheme that limits the client's risk exposure;

  •
  Comprehensive assessment, containment and remediation services for both surface and subsurface hydrocarbon releases, as well as the design, installation, operation and maintenance of hydrocarbon remediation systems;

  •
  Environmental management consulting, including supporting clients implementing environmental policies, compliance with legal requirements and reduction of environmental risks, environmental audits, environmental management systems, waste management, and assessment of procedures, materials and products;

  •
  Provision of special contracting services for the construction and operation of remedial systems, focusing on the installation of systems and the subsequent long-term operation of the installed equipment, maintenance and sampling of the treatment processes;

  •
  Air quality services ranging from investigations through design to installation and operation, including source evaluation investigations, such as stack testing, compliance testing, diagnostic testing, continuous omissions monitoring, trial burn testing, air toxins testing, testing of remedial systems, ambient air sampling, and air quality consulting services, such as permitting, omissions inventories, dispersion modeling;

  •
  Noise reduction services aimed at the insulation of homes against noise from aviation, rail and road traffic; and

  •
  Other activities, including expert testimony, modeling, risk evaluation and risk assessment services, bioremediation services, regulatory support, preparation of environmental statistics, geophysics, and community relations.

  Projects

        Examples of major projects in this service area during 2003 include the following:

  •
  The U.S. Department of Defense selected us in September 2003 to provide remediation services under GRiP® for three military bases: Ft. Jackson in Columbia, South Carolina, the Sierra Army Depot in Herlong, California and the Lake City Army Ammunition Plant in Jackson County, Missouri. The three contracts total $85 million.

  •
  Through our RECLAIM (Redevelopment, Closure, Asset and Industrial Management) program, we offer a total business solution for a specific site, including remediation and redevelopment plans. The remediation is then financed from the proceeds of the redevelopment for new functions For the 6.5-hectare (approximately 16 acres) former Carl Schenck AG machine factory in Darmstadt, Germany, we planned the demolition of existing structures, remediated the contaminated areas, and prepared the site for redevelopment as a new housing area.

  •
  After a large explosion at the Grande Paroisse chemical plant near Toulouse in September 2001 killed 31 people and destroyed large parts of the site, we were engaged by Atofina, part of the Total Group, to conduct a remedial investigation of the site, including identifying the possible human health and ecological risks and providing safe and economical solution for future site use.

  •
  ARCADIS Tetraplan, an advisor to the Brazilian government in the area of environmental policy and spatial planning that we acquired in May 2003, is currently developing an environmental management program for the group of islands (Fernando de Noronha, São Pedro, and São Paulo) northeast of Rio Grande do Norte. These islands are, in part, a national park; however, other areas have been designated as protected. The goal of the project is to maintain the biodiversity and natural beauty of these areas.

  Buildings

        Our buildings area is focused on buildings in which people live, work, or relax. We engage in the building area in most of our geographic segments. This service area's share of total gross revenue was € 110 million, € 105 million and € 104 million in 2003, 2002 and 2001, respectively, and accounted for 13% of our total gross revenue in each of those years.

  Activities

        Our activities in the buildings area include:

  •
  Architectural design and architectural development services;

  •
  Civil, structural, mechanical and electrical engineering;

  •
  Instrumentation and controls services;

  •
  Industrial and manufacturing project services;

  •
  Feasibility studies and strategic planning;

  •
  Field operations;

  •
  Consulting services for construction processes, project organization, as well as design specifications;

  •
  Project and program management, including cost management and master planning;

  •
  Facilities management, including technical maintenance of a client's buildings, as well as security, procurement of energy and water, and catering; and

  •
  Provision of temporary technical staff.

  Projects

        Projects in this service area include design and operation of office buildings, manufacturing facilities, logistical centers, and multifunctional stadiums. Examples of major projects in this service area during 2003 include the following:

  •
  We led the design of the restoration of the Ford Rouge Center in Dearborn, Michigan. We designed a sustainable system utilizing advanced ecological methods for storm water management, energy, air quality and soil restoration. We evaluated and chose building materials based on their environmental advantages.

  •
  Our client, ING Real Estate Germany, hired us to perform the planning of structural framework, execution of the site evaluation and foundation consultation with respect to the Cannstatter Carre, a multifunctional trade and services center in Germany.

  •
  Through our joint venture, ARCADIS Aqumen Facility Management, or AAFM, we provide facilities management services for 650,000 square meters of office space for Philips Electronics Nederland BV pursuant to a four-year contract.

  •
  Through our acquisition of PRC Bouwcentrum, we are providing project management and consulting services for a 15-year renovation and expansion project at the Erasmus Medical Center in Rotterdam, which will remain fully operational throughout the project.

  Communications

        Our communications area is focused on telecommunications facilities as well as wireless and wire line communications. We are engaged in the communications area in some of our geographic segments. This area's share of total gross revenue was € 57 million, € 69 million and € 84 million in 2003, 2002 and 2001, respectively, and accounted for 7%, 8% and 11% of our total gross revenue in each of those years.

  Activities

        This service area includes three types of activities:

  •
  Dutch-based property valuation activities, including the gathering and processing of real estate values, which are used by the government as a basis for taxation;

  •
  Telecommunications activities, including project supervision and consulting for the deployment of the fiber-to-the-home, fiber-optic network technology to homes and offices, as well as design, project management and other services related to the development of infrastructure for mobile telecommunications networks; and

  •
  Geographical information systems, including activities related to the gathering and processing of predominantly geographical information (GIS).

  Projects

        Examples of major projects in this service area during 2003 include the following:

  •
  The fiber-to-the-home rollout in Almere, which connects many homes to a fiber-optic network, and provides super fast Internet connections.

  •
  A public-private partnership consortium that is developing the A59 highway in The Netherlands approached us about testing this new methodology on its project.

Marketing and Distribution

        Our major marketing channels are our primary operating companies, which are ARCADIS G&M Inc., ARCADIS Nederland B.V. (which includes all of the former Dutch-based operating companies: ARCADIS Ruimtelijke Ontwikkeling B.V., ARCADIS Bouw & Vastgoed B.V., ARCADIS Infra B.V., ARCADIS PlanRealisatie B.V., ARCADIS Geo- en Vastgoedinformatie B.V.), ARCADIS Deutschland GmbH, Grupo EP SA, ARCADIS Euroconsult B.V., ARCADIS Belgium (including Gedas N.V.), ARCADIS FCI SA, ARCADIS Logos Engenharia S.A. and ARCADIS Geotecnica Consultores S.A.

        Through our multinational client program, we have attempted to increase organic growth by expanding our relationships with existing multinational clients. For example, our multinational clients program has resulted in the execution by several existing clients of master service agreements that establish the basis for providing international services to these clients for extended periods.

Competition

        We are engaged in highly competitive markets in all of our geographic segments and service areas. In The Netherlands, the European Union, the United States and outside the European Union, we compete with many other firms, ranging from small local firms to large national and international firms. In addition to price, we compete primarily on the basis of quality of service, project management expertise, and ability to provide integrated solutions. Other competitive factors include application of state-of-the-art technology, geographic location and availability of personnel. A significant portion of our revenue is generated through direct contact and negotiations with clients resulting largely from existing relationships rather than through public or other bidding procedures. The development of new and more efficient technology by our competitors may have an adverse effect on us if such technology is not accessible to us or is incompatible with the services we provide.

Effect of Government Regulation

        Of our business, approximately 50% of our revenue is derived from governmental entities. These clients rely on tax revenues to fund large public works projects of the type for which we are often retained. During an economic downturn, governmental entities collect significantly less tax revenue and often try to limit discretionary expenditures to balance their budgets. Government limits on spending in regard to environmental remediation, infrastructure expansion or enhancement, building projects, real estate data services or telecommunications infrastructure investments, could have a material adverse effect on our ability to attract and/or retain business.

        Our business is also affected by the implementation and modification of governmental legislation and regulations in a number of areas, but particularly with respect to the environment. We assist private sector clients in complying with, or responding to, new governmental legislation and regulations. Therefore, when government strengthens regulation of the environment, the demand for our services typically increases. When regulations are weakened or enforcement of such regulations seems less likely, our clients are less likely to need our services, which could materially and adversely affect our business. Changes in regulations and legislation may also affect certain other areas of our business, including communications, infrastructure and, to a lesser extent, buildings.

C.    Organizational structure.

        ARCADIS NV is not directly or indirectly owned or controlled by another corporation or by any government, foreign or domestic. Only our major consolidated companies are listed below, stating the percentage of ownership by ARCADIS NV and the country in which each is domiciled.

Company	Percentage Ownership	Domicile
ARCADIS G&M Inc.	100%	USA
ARCADIS Nederland BV	100	The Netherlands
ARCADIS Deutschland GmbH	100	Germany
Grupo EP Ingenieria y Servicios Integrales SA	50(1)	Spain
ARCADIS Euroconsult BV	100	The Netherlands
ARCADIS Belgium (including Gedas NV)	100	Belgium
ARCADIS FC International SAS	100	France
ARCADIS Logos Engenharia SA	50 plus 1 share	Brazil
ARCADIS Geotecnica Consultores SA	100	Chile
PRC Holding BV	100	The Netherlands

(1)
Proportionately consolidated

D.    Property, plants and equipment.

        Our principal property and equipment consists of land, offices, operating facilities, storage grounds, workshops, vehicles, equipment and software which, at December 31, 2003, represented approximately 14% of our consolidated assets. We believe that our offices, operating facilities, vehicles and equipment are well maintained, suitable, and adequate for our current operations and that suitable additional or substitute space will be available as needed to accommodate any expansion of our operations and for additional offices.

        Our headquarters are leased and are located in Arnhem, The Netherlands. We own regional offices, workshops, storage grounds and land throughout The Netherlands. We lease approximately 250 local offices throughout The Netherlands, Europe, the United States, Asia, Africa, Latin America and Indonesia. During fiscal 2003, aggregate annual rental payments on real estate leased by us and our subsidiaries approximated € 37 million.

        The principal assets utilized in our consulting/engineering operations consist primarily of computer equipment and software, instruments, operating equipment, workshop inventory, office inventory and reproduction equipment. Some of the computer equipment is leased. The principal assets we utilized in contracting operations consist primarily of operating equipment such as earth-moving equipment, front loaders and trucks, mowers, tractors, drainage machines and office and workshop inventory as well as computer equipment. Some of the operating equipment is leased.

        We lease approximately 1,200 automobiles. During fiscal 2003, aggregate annual lease payments on cars we lease approximated € 10 million.

        At December 31, 2003, no environmental issues exist at any of our facilities that may affect the utilization of such facilities.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating results.

  Overview

        The following is a discussion of our consolidated financial condition and results of operations for the three years ended December 31, 2003 and other factors that are expected to affect our prospective financial condition. The following discussion and analysis should be read in conjunction with "Selected financial data" and our Consolidated Financial Statements which are included elsewhere in this annual report. Our Consolidated Financial Statements are prepared in accordance with The Netherlands law and Netherlands GAAP. Netherlands GAAP differs in certain respects from U.S. GAAP. See Note 17 to our Consolidated Financial Statements. Our results may fluctuate from period to period due to project delays, occasioned by regulatory agency approvals or client considerations, weather and the number of working days available.

        We are an international provider of consulting and engineering services in four primary geographic segments: The Netherlands, North and South America, other European countries, and other countries outside these areas. We provide these services in four principal service areas: infrastructure, environment, buildings, and communications.

  Revenues and Expenses

        We derive our gross revenue primarily from the provision of consulting and engineering services, as well as other services, generally under the categories of contracts described below, which in some circumstances may be combined.

  •
  Fixed price contracts. Fixed price contracts provide for the payment of a negotiated fee that is fixed at the inception of the contract. When we enter into these types of contracts we estimate the amount of time and the cost for us to perform the services under the contract. We may underestimate the actual time and cost. Further, the information upon which the fee is based may change or may be inaccurate. As a result, we may earn less under the contract than we anticipated or suffer a loss. Conversely, if we perform the services more efficiently than we estimated, we may earn more under the contract than anticipated. With a well defined scope of work and schedule, these risks can be limited.

  •
  Cost-plus contracts. Cost-plus contracts provide for payment based on the time spent to perform the contract, applying agreed upon rates for different categories of employees, and then adding out-of-pocket expenses. Our risk arising from this type of project is usually limited. Clients will choose this type of contract when it is difficult to estimate in advance how much time will be spent or when a client wishes to bring in a temporary staff to conduct certain activities under its management.

  •
  Cost-plus contracts with a cap. Cost-plus contracts with a cap are similar to cost-plus contracts, but a maximum project cost is agreed to that cannot be exceeded without the prior agreement of the client. In principle, we cease work when the cap is reached unless a "performance agreement" has also been negotiated. In that case, we may need to complete the additional work at no additional cost to the client.

  •
  Contracts with a building sum-related fee. Contracts with a building sum-related fee are normally used when our activities are directly related to the total completion of a construction project, such as a road, building or civil engineering project. This type of project involves producing the design, developing the engineering, handling procurement, and supervising construction. With this type of contract, the total fee for the various activities is determined by a percentage of the sum of the total construction costs. The activities are budgeted on the basis of an estimate of the construction costs. Actual construction costs, because of overcapacity in the market, may be lower than we estimate, and as a result our fee could be lower. Conversely, if we efficiently manage the project, we can significantly enhance our margin.

  •
  Turnkey contracts. Turnkey contracts are similar to the fixed price contracts described above. However, this type of contract also includes the engineering and construction components of the work (a design/build contract). These types of contracts require additional preparation for producing specifications and determining price. The advantages for the client are price certainty at an early stage, efficiency in the preparation and quicker deliverability. Because we do not usually perform the construction (building) component of the work, the risk that the work will not be completed is usually covered by a back-to-back contract with a contractor. In part due to size, this type of contract may be riskier for us. Risks arise from design and engineering miscalculations, unclear specifications of the product, or contractors not meeting their obligations. However, we may achieve greater profits by completing the project efficiently and under budget.

  •
  GRiP® contracts. GRiP® stands for Guaranteed Remediation Program. GRiP® contracts are a special type of turnkey contracts that are used in the environmental market for the remediation of contaminated property. A remediation plan is prepared, and remediation costs are estimated based on an environmental study and a determination of the extent of contamination. The performance of the remediation plan is offered (under certain conditions) to the client for a fixed price (turnkey). The risks of cost overruns are largely covered by an insurance policy. We have very rigorous procedures and policies for project estimation and determination of insurance levels and works closely with our insurers to minimize the total risk. However, there are always some inherent project estimation risks. Remaining risks can arise as a result of disputed settlements with the insurer and associated litigation.

  •
  Framework contracts or Master Service Agreements. Framework contracts or Master Service Agreements are service agreements that are negotiated for a specified period of time. In a framework contract, projects may sometimes be put out to bid to a number of providers. Returned bids include estimates by project or project components, or maximum amounts are set. Under the pressure of competition, unfavorable terms may be agreed upon, thereby producing a negative effect on our business result for a long time. However, this type of contract provides a stable source of revenue over a longer period of time.

  •
  Design, Build, Finance and Operate contracts (DBFO). DBFO contracts allow us to deliver a total product, including arranging financing and operating the built product for a certain period of time. This type of project is normally conducted as part of a consortium, with a special purpose company, or SPC, set up specifically for the project, acting as the contract party. Our participation depends on the project type, its scope, and the risk profile. Our participation is often related to the capitalized development effort provided by our employees. We face risks under this type of contract when we make advance investment in the development of the project, have an equity interest in the SPC, as well as risks associated with obligations that are entered into for completing or operating the project. In this type of project, the operating companies are assisted by a team at corporate level, who completes the risk analysis. We will continue to investigate whether FASB Financial Interpretation No. 46, "Consolidation of Variable Interest Entities," has an impact on how we account for DBFO contracts.

  •
  Contracts with a success fee. Contracts with a success fee provide that we are eligible for an agreed payment that is linked to achieving agreed upon results, whether or not within a fixed time period. In theory, we can receive success-based fees for each type of contract described above.

        Our operating expenses include materials, services of third parties and subcontractors, operational costs and depreciation.

  •
  Materials, services of third parties and subcontractors. Materials, services of third parties and subcontractors includes project-related costs of materials and services charged by third parties including subcontractors.

  •
  Operational costs. Operational costs includes all costs relating to employees, as well as non-project-related out-of-pocket expenses.

  •
  Depreciation. Depreciation includes the depreciation of buildings, software, furniture, and fixtures.

  Critical Accounting Policies

        For the financial years up to and including 2003, we have presented our financial statements on a basis consistent with Netherlands GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent liabilities at the date of our financial statements. The policies that management considers to be most important to the presentation of our financial condition and results of operations and to require the most significant demands on management's judgments and estimates about matters that are inherently uncertain are discussed below. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

        A complete description of our significant accounting policies appears in Note 1 to our Consolidated Financial Statements.

        Work in progress.    Revenue is generally recognized as services are rendered. Revenue from fixed fee contracts is recognized on the percentage of completion method, measured generally by estimating the status of completion of the project and recognizing the related estimated percentage of revenue and gross profit expected from the project. Revenue from cost-plus contracts is recognized as costs are incurred plus applicable fees. Revenue from time-and-material contracts is recognized as contract rates as work is performed and material costs are incurred. Revenue is recognized on additional services requested by clients for which a formal change order has not been obtained when the realization is probable and the amount can be reliably estimated. Provisions for estimated losses on contracts are recorded when identified. Unbilled fees, at estimated billable amounts, represent revenue recognized for which billings have not yet been presented to customers.

        Costs.    Contract costs include direct labor costs, subcontractor costs, other direct costs and indirect costs. Our method of revenue recognition requires us to prepare estimates of the costs to complete contracts in progress. In making such estimates, judgments are required to evaluate contingencies, such as potential variances in schedule and labor and other contract costs, liability claims, contract disputes or achievement of contractual performance standards. Changes in total estimated contract costs and losses, if any, are recognized in the period they are determined.

        Impairment.    Assets and liabilities acquired are recorded at their estimated fair values as of their acquisition date. At December 31, 2003, we had approximately € 81.0 million of goodwill (U.S. GAAP amount), representing the cost of acquisitions in excess of fair values assigned to the underlying net assets of acquired companies. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and other intangible assets," goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment testing. The assessment of goodwill involves the estimation of the fair value of the Company's geographical assets. Management completed this assessment during the fourth quarter of 2003 based on the best information available as of the date of assessment and determined that no impairment existed. Future events could result in impairments of goodwill or other assets.

        Accounting for pensions (U.S. GAAP).    Retirement benefits represent obligations that will be settled in the future and require assumptions to project benefit obligations and fair values of plan assets. Retirement benefit accounting is intended to reflect the recognition of future benefit costs over the employee's approximate service period, based on the terms of the plans and the investment and funding decisions we make. In accounting for these retirement benefits, management is required to make assumptions regarding variables such as discount rate, rate of compensation increase, return on assets, and mortality tables. Periodically management consults with outside actuaries regarding these assumptions. Changes in these key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic cost incurred. Our policies and key assumptions are included in Note 16 to our Consolidated Financial Statements.

        Provisions for contingent liabilities.    By their nature, provisions for contingent liabilities are dependent upon estimates and assessments of whether the criteria for recognition have been met, including estimates as to the outcome and the amount of the potential cost of resolution. Contingent liabilities are recognized by a charge against income when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. The low end of the range is accrued for costs of future liabilities that may ultimately arise when such a range of possible loss is known.

        Contingent liabilities and provisioning for reorganizations, other litigation, and tax disputes are discussed in Note 11—Other Long-Term Liabilities and in Note 13—Commitments and Contingent Liabilities to our Consolidated Financial Statements. The provision for reorganizations is based on an estimate of the costs of dismissal of permanent staff, taking into account legal advice and the current facts and circumstances. Provisions for other litigation and tax disputes are also based on an estimate of the costs, taking into account legal advice and information currently available.

        Should the actual outcome differ from the assumptions and estimates, revisions to the estimated provisions would be required, which could impact our financial position and results of operations.

        Accounting for income taxes.    As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax expense and temporary differences between tax and financial reporting. Temporary differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that deferred tax assets will be recovered from future taxable income. A valuation allowance is recognized to reduce deferred tax assets if, and to the extent, it is more likely than not that all or some portion of the deferred tax assets will not be realized.

        We have recorded a valuation allowance of € 1.9 million as of December 31, 2003, based on estimates of taxable income by jurisdiction in which it operates and the period over which deferred tax assets are recoverable. In the event actual results differ from these estimates in future periods, and depending on the tax strategies that we may be able to implement, changes to the valuation allowance could be required, which could impact our financial position and results of operations.

        Allowances for doubtful accounts.    Allowances for doubtful accounts are maintained for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

  Results of Operations

        The table below presents, for the periods indicated, (1) the percentage relationship that certain items in our Consolidated Statements of Income bear to net revenue and (2) the percentage increase (decrease) in Euro amounts for such items from year to year for the three-year period ended December 31, 2003.

	Percentages			Percent Change
	2003	2002	2001	03/02	02/01
Gross revenue	141.2%	141.8%	141.5%	2.6%	2.7%
Materials, services of third parties and subcontractors	41.2	41.8	41.5	1.6	3.2
Net revenue	100.0	100.0	100.0	3.1	2.5
Operational costs	91.3	89.8	90.4	4.7	1.9
Depreciation	2.7	2.8	2.7	1.1	3.4
Amortization of goodwill	0.2	0.0	0.0	506.0	198.4
Operating income	5.8	7.4	6.9	(18.4)	10.2
Financing income/expenses net	(0.4)	(0.4)	(0.5)	28.3	(16.6)
Income from operations before taxes	5.4	7.0	6.4	(21.0)	12.2
Taxes	2.0	2.4	2.2	(19.0)	15.3
Income of consolidated companies from operations after taxes	3.4	4.6	4.2	(22.1)	10.5
Income of non-consolidated companies and long-term investments after taxes	0.4	0.1	0.1	291.2	21.8
Group income from operations after taxes	3.8	4.7	4.3	(14.3)	10.7
Minority interest	0.2	0.4	0.2	25.8	102.9
Net income excluding extraordinary items	3.6	4.3	4.1		6.6
Extraordinary items	—	—	0.3	—
Net income after extraordinary items	3.6	4.3	4.4	(13.4)	(1.7)

Fiscal 2003 Compared to Fiscal 2002

  Gross revenue

        Gross revenue in 2003 increased by 3% to € 841 million, compared to € 819 million in 2002. Acquisitions contributed 9% to growth, and organic growth was 1%. Exchange rate differences, especially the lower rate of the U.S. dollar against the Euro, exerted a negative effect of 7%. Organic growth in 2003 was primarily a result of our activities in the United States, Belgium and the United Kingdom. The solid performance in the U.S. environmental market particularly contributed to growth. However, this growth was offset by organic declines in The Netherlands and Brazil as a result of poor market conditions and uncertainty in the donor-financed markets as a result of unstable international political conditions.

        Acquisitions and exchange rate differences produced a considerable shift in the geographical distribution of gross revenues. In 2003, revenues from North and South America declined to 32% from 36% in 2002, 35% of revenues were generated in The Netherlands compared to 36% in 2002. The largest increase was in other European countries, which represented 27% of revenue compared to 22% in 2002, while revenue from other countries remained stable at 6%. Please see Item 4—Developments by Geographic Segment—for a description of the trends affecting gross revenue by geographic segment. Other factors affecting our gross revenue in each of our service areas are described below.

  •
  Infrastructure area growth mainly through acquisitions—Growth in the gross revenue of the infrastructure area totaled 8% in 2003 and was mainly achieved through acquisitions. Both the activities acquired in France in mid-2002 and the acquisitions completed in 2003, particularly in the United States, resulted in an 11% increase in gross revenue in this service area. Organic growth of gross revenue in this service area fell to 0% and currency effects resulted in a further 3% decline. This lack of organic growth was primarily the result of developments in The Netherlands, Brazil, and the donor-financed markets. In The Netherlands, a decline in both the municipal market and in large railway projects was partially offset by growth in artificial soccer field construction. In other European countries organic growth in the gross revenue of this service area was 10%. Although U.S. government budgets were under pressure, modest organic growth in the gross revenue of this service area of 3% was achieved in the United States.

  •
  Environment area experiences strongest growth in—With an organic growth in gross revenue of 10%, our environment area showed the most significant growth in 2003, which primarily was generated in the United States. Acquisitions contributed 2% to growth in gross revenue in this service area. A negative currency exchange rate (the lower value of the U.S. dollar versus the Euro) of 14% resulted in a 2% decline in the overall gross revenue of the environment area. Outside the United States, growth was achieved, in most of our other geographical markets in this service area. However, growth weakened during the last six months of 2003. Growth was limited in The Netherlands; while in the donor-financed markets, delays in project awards resulted in a 40% decline.

  •
  Buildings area stagnates—The 5% growth in gross revenue for the buildings area is entirely attributable to acquisitions. These acquisitions contributed to a 19% growth in gross revenue, while there was an organic decline of 8% and currency effects resulted in a further 6% decline. The buildings area, which is strongly influenced by private-sector investment, is our most cyclical service as evidenced by the organic gross revenue decline, which is the aggregate of a decline in Europe and an increase in the United States. Poor market conditions increased price pressure, particularly in the design and engineering activities in The Netherlands, Spain, and the United States.

  •
  Communications experiences further revenue decline—The downward trend in revenue in the communications area from earlier years continued into 2003. This decline was the result of a continued weak telecommunications market as well as a decline in property valuation activities. This trend was offset by a continued increase in GIS activities. Overall, gross revenue in this service area declined by 17%, of which 14% is organic. Smaller divestitures in Spain and The Netherlands contributed 3% to the revenue decline. The negative margin in this service area was the result of real estate valuations, where a portion of available capacity could not be utilized until the 2003 fourth quarter.

  Net revenue

        Our net revenue, the part of sales produced by our own employees, increased 3% to € 595 million in 2003 from € 578 million in 2002. Exchange rate differences produced a 6% decline, while acquisitions contributed a 10% growth. The decline of 1%, in organic growth in net revenue was slightly lower than in gross revenue because net revenue does not include the revenue received for services performed by third parties with whom we have subcontracted portions of the work to be performed under our contracts. In the U.S. environmental market for GRiP® projects, in which we experienced organic growth in gross revenue, a large component of the services were performed by third-parties.

  Operational costs

        Operational costs increased by 5% to € 543 million in 2003, compared to € 519 million in 2002. Acquisitions produced a 10% increase in operational costs, while currency effects resulted in a 6% decline. The organic cost increase totaled 1%. The organic increase in operational costs, therefore, exceeded the organic development of net revenue. This was primarily the result of developments in The Netherlands and Brazil. In light of the difficult market conditions, a cost-reduction program was implemented in The Netherlands. Despite an increase of € 6.0 million in pension charges, the cost-reduction measures led to an organic decrease in operational costs. This decrease, however, was insufficient to compensate for the decline in net revenue.

  Depreciation expenses

        With an increase of 1%, depreciation (excluding amortization of goodwill) was almost unchanged. The increase is slightly lower than that of net revenue because the acquisitions are primarily consulting companies that have lower depreciation.

  Operating income

        Operating income as reported in our consolidated statements of income includes amortization of goodwill of €1.2 million, € 0.2 million and € 0.1 million for the years 2003, 2002 and 2001 respectively. The increase in amortization is due to the increases in goodwill resulting from the acquisitions we made during 2002 and 2003. Unlike U.S. GAAP, which discontinued the amortization of goodwill beginning in 2002, Dutch GAAP still requires goodwill to be amortized. For purposes of our internal management reporting, we focus on operating income exclusive of goodwill amortization. We believe this is also the way most analysts and investors would compare our results from year to year. The following table reconciles operating income in our financial statements to the measure we use in this discussion and analysis (in thousands):

	2003	2002	2001
Operating income as reported	€ 34,862	€ 42,730	€ 38,781
Goodwill amortization	1,157	191	64

Operating income exclusive of goodwill amortization	€ 36,019	€ 42,921	€ 38,845

        Operating income declined to € 36.0 million in 2003, compared to € 42.9 million in 2002. This 16% decline is largely attributable to conditions in The Netherlands and Brazil. In The Netherlands, the strong increase in pension charges could not be passed on in the pricing, and margins were under pressure as a result of poor market conditions. In Brazil, the change in government caused delays in project awards, resulting in a lack of work for some staff. Acquisitions (after acquisition cost) yielded a positive effect of 10% on operating income. The 2002 operating income included an incidental book gain on the sale of an activity in the United States, resulting in a negative effect on operating income development in 2003 of 4%. The currency effect produced a decline of 7% in operating income.

  Margins

        Market conditions resulted in a decline in margin (operating income as a percentage of net revenue) from 7.4% in 2002 to 6.0% in 2003.

        As 2003 is the first year in which we report margins by activity, it is not possible to measure the consistency of these figures. Margins for infrastructure and environmental activities were 7.4% and 9.3%, respectively. Margins for buildings and communications activities were (1.1)% and (0.6)%, respectively, reflective of market conditions in these two service areas.

  Financing expenses

        Financing charges increased 28% primarily as a result of the financing of acquisitions completed in 2002 and 2003. Financing charges totaled € 2.8 million in 2003, compared to € 2.2 million in 2002.

  Tax rate

        At 35.2%, the effective tax rate was almost unchanged from the 35.4% of 2002. In the United States, we may qualify for a tax credit for expenditures on research and development. From 1999 through 2001, a total of $5.4 million was included in operating income related to this tax issue. We are awaiting a final settlement with the U.S. tax authorities regarding activities that qualify for this tax credit, and, therefore, no credits have been included in the results since 2002 as a precautionary measure until this issue is resolved.

  Contribution of non-consolidated companies; minority interest

        The contribution from non-consolidated companies rose from € 0.7 million in 2002 to € 2.6 million in 2003. This increase is largely attributable to the contribution of € 1.8 million from energy projects in Brazil that we developed in cooperation with other parties. In these projects, we hold a minority interest through our Brazilian subsidiary ARCADIS Logos. It is expected that these energy projects will continue to positively contribute to results in the coming years. In addition, income from non-consolidated companies includes a non-recurring dividend of € 0.5 million, related to the liquidation of the Holland Environmental Venture Fund.

        Minority interest is that part of net income that flows back to the other owners of non-fully owned ARCADIS companies. Minority interest declined by 26% in 2003, mainly as a result of the decline in the value of South American currencies.

  Net income

        As a result of worsened economic conditions, profitability declined in 2003. Net income was € 21.4 million, or € 1.05 per share, compared to € 24.7 million, or € 1.21 per share in 2002. Exchange rate differences produced a 5% decline. The decline can be almost entirely attributed to the difficult market conditions and higher pension charges in The Netherlands.

        Since 2001, goodwill paid on acquisitions is capitalized and amortized over the economic lifetime of the asset. The effect of this on 2003 results was € 1.2 million, compared to € 0.2 million in 2002.

  Number of outstanding shares

        The number of outstanding shares rose slightly in 2003 to 20.4 million. The increase by 134,000 was purely the result of the exercising of options under the existing U.S. option plans. These "older" option plans still cause a limited amount of dilution. For an overview of options outstanding and additional information on option plans, please refer to Item 6.E. of this annual report.

  Dividends

        Management proposed, and on May 12, 2004 at the Annual General Meeting of Shareholders our shareholders approved, a dividend of € 0.48 per share over 2003. The dividend will be paid out in cash. The dividend for 2002 was at the same rate of € 0.48 per share. Calculated at the 2003 closing price of our common shares on Euronext of € 9.34, the dividend yield is 5.1% in 2003, compared to 6.0% in 2002.

Fiscal 2002 Compared to Fiscal 2001

  Gross revenue

        Gross revenue in 2002 increased by 3% to € 819 million, compared to € 797 million in 2001. Acquisitions contributed 4% to growth, while exchange rate declines exerted a negative effect of 3%. Organic growth was 2%, with our activities in Belgium, Spain, and South America demonstrating particularly strong growth. The Dutch consulting activities, specifically in rail infrastructure, also contributed to growth. Revenues in the United States declined slightly, as growth in the infrastructure and environment service areas flattened before being able to compensate for the declines in the buildings and telecom markets.

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

  Net revenue

        Our net revenue increased 3% to €578 million from €563 million in 2001. Developments in net revenue were comparable to developments in gross revenue.

  Operating income

        Operating income grew by 11% in 2002, totaling €42.9 million in 2002 against €38.8 million in 2001. This was mainly the result of a substantial improvement in the operational margin, which increased from 6.9% to 7.4%. Acquisitions also contributed to the increase in operating income; however, the negative effects from the declines in exchange rates largely offset these increases. Excluding these currency fluctuations, operating income increased by 16%. Except for The Netherlands, all geographic segments, particularly other European countries and South America, contributed to the improvement.

  Depreciation expenses

        Depreciation rose slightly to a total €15.9 million. A decline resulting from the divestiture in mid-2001 of the composting activities was offset by an increase related to the acquisition of FCI in France.

  Financing expenses

        Financing expenses decreased from € 2.7 million in 2001 to € 2.2 million in 2002. This was mainly the result of efforts to reduce the need for working capital.

  Tax rate

        The tax rate was 35.4%, slightly higher than the 34.6% in 2001. The higher rate is attributable to a decreased use of tax loss carry forwards, while in 2001 operational income included a non-taxable gain.

  Contribution from non-consolidated companies; minority interest

        Contributions from non-consolidated companies rose from € 0.5 million to € 0.7 million. The increase was primarily the result of a dividend related to an earlier sale of the participation in the Holland Environmental Venture Fund. Minority interest—the part of the profits that flows back to the co-owners of units which are not 100% owned by us—rose sharply, primarily the result of strong earnings growth in Brazil, where we have 50% plus one share in the local operating company.

  Net income

        Despite worsened economic conditions, we improved profitability in 2002. Net income from operations rose 7% to € 24.9 million, compared to € 23.2 million in 2001. The acquisition in mid-2002 of French FCI contributed to profit growth as of the third quarter. To some extent, the declines in the exchange rates of U.S., Brazilian, and Chilean currencies against the Euro offset these gains. Excluding these exchange rate declines, profit growth would have totaled 11%. Net income totaled € 24.7 million, or € 1.21 per share, compared to € 25.1 million, or € 1.24 per share in 2001. The decline in net income per share is partly due to the fact that net income in 2001 included an extraordinary gain of € 2 million derived from the sale of a non-consolidated company.

        Since 2001, we have capitalized and amortized goodwill over the economic lifetime of the asset involved. The effect of this approach on results was limited in 2002 (€ 0.2 million) and 2001 (€ 0.1 million).

  Number of outstanding shares

        The number of outstanding shares was almost unchanged at 20.3 million in 2002. Beginning in 2001, shareholders were no longer given the choice for stock dividends. A limited amount of dilution occurs due to the execution of options under existing option plans.

  Dividends

        Management proposed, and on May 14, 2003 at the Annual General Meeting of Shareholders our shareholders approved, the dividend of € 0.48 per share over 2002, compared to € 0.44 per share over 2001. This is an increase of 9%. The dividend was paid out in cash. Calculated at the 2002 closing price of our common shares on Euronext of € 7.94, the dividend yield was 6% in 2002, compared to 4.7% in 2001.

B.    Liquidity and capital resources.

        Working capital, consisting of work in progress amounting to € 15.0 million (see Note 6.) plus trade receivables amounting to € 183.8 million (see Note 5.) minus accounts payable amounting to € 61.5 million (see Consolidated Balance sheet) declined as a percentage of gross revenue (amounting to € 840.6 million) from 17.2% in 2002 to 16.3% in 2003. However, in the opinion of management, our working capital is sufficient to meet our present requirements.

        Net cash provided by operating activities was € 59.1 million for the year ended December 31, 2003 compared to net cash provided by operating activities of € 45.8 million for the year ended December 31, 2002 and € 49.7 million for the year ended December 31, 2001. The net cash flow activity related to operating activities consisted primarily of adjustments to net income for non-cash transactions, including depreciation and amortization, decreases in receivables and other current assets as well as a decrease in inventories.

        Net cash used in investing activities was € 61.3 million for the year ended December 31, 2003 compared to net cash used in investing activities of € 31.3 million for the year ended December 31, 2002 and € 13.5 million for the year ended December 31, 2001. The net cash flow activity related to investing activities consisted primarily of investments in the acquisition of consolidated companies, investments in property, plant and equipment and investments in non-consolidated companies

        Net cash used in financing activities was € 17.0 million for the year ended December 31, 2003 compared to net cash used in financing activities of € 0.6 million for the year ended December 31, 2002 and € 11.2 million for the year ended December 31, 2001. The net cash flow activity related to financing activities consisted primarily of net changes in short-term borrowings and bank overdrafts, dividends paid and repayment of long-term debt.

        Cash at year-end 2003 was € 31.3 million, compared to € 53.2 million at year-end 2002. This decline is, in large part, related to the investments in acquisitions. Net debt (interest-bearing debt minus cash) at year-end 2003 was € 7.4 million versus a net cash position of € 9.6 million at year-end 2002, indicating that investments in acquisitions of € 42 million could be partially financed from the improvement in working capital.

        At year-end 2003, a total of € 154 million in short-term credit facilities was available. As of December 31, 2003, € 6.0 million of these facilities were used. In addition, banks have pledged performance bonds and other guarantees related to projects for a total of € 41.0 million. A performance bond is a guarantee that we give to our client related to our performance under a contract. This secures the client with an income, in case we do not perform according to the stipulations in the contract for which the performance bond is issued. If, however, we fully meet all the requirements of the contract, the bond will be canceled. At year-end 2003, our long-term debt totaled € 29.7 million. See Notes 9 and 10 to our Consolidated Financial Statements for a more detailed discussion of our short-term and long-term credit facilities.

  Other Balance Sheet Items

        Our total assets grew from € 344 million at year-end 2002 to € 347 million at year-end 2003. Against an increase as a result of acquisitions, a decline resulted from exchange rate declines in North and South American currencies. Goodwill, as reported under intangible fixed assets rose, per December 31, 2003, by € 29.8 million to a total of € 38.2 million. This increase was the result of acquisitions completed in 2003.

        Shareholders' equity increased by € 1.8 million to € 136.5 million at year-end 2003. As a result of a change in Netherlands GAAP, the dividend is no longer separated from shareholders' equity and included as a current liability until such time as it has been approved by our shareholders. Instead, our entire net profit for 2003, € 21.4 million, was added to shareholders' equity as of December 31, 2003. Amounts from earlier years have been restated for this change as well. As a result of the exercise of options, new shares were issued for a total value of € 0.9 million. Shareholders' equity declined by € 9.6 million as a result of dividend payments over the fiscal year 2002. In addition, shareholders' equity declined as a result of deductions resulting from exchange rate differences for a total of € 10.1 million and a deduction of € 0.9 million for the temporary purchase of approximately 103,000 of our common shares to cover obligations in option plans.

        Concerning our balance sheet ratios, solvency calculated as shareholders' equity, amounting to € 136.5 million and minority interest amounting to € 7.6 million as a percentage of total assets amounting to € 347.3 at year-end 2003 was 41.5%, compared to 41.2% at year-end 2002. The debt to equity ratio at year-end 2003 was 0.2 as compared to the same amount in 2002. Return on average capital invested (shareholders' equity plus net interest bearing debt) was 15.7%, compared to 18.5% in 2002.

  Capital Expenditures

        Investments in tangible and intangible fixed assets, excluding acquisitions, rose by € 4.0 million to € 18.2 million, compared to € 14.2 million in 2003. This increase includes the effect from an office move in Amersfoort, The Netherlands of € 4.8 million. The remainder primarily relates to investments in communications and computer equipment. In 2003, € 41.8 million, as compared to € 11.2 million in 2002, was invested in the acquisition of consolidated companies, and € 4.3 million, as compared to € 5.0 million in 2002, was invested in non-consolidated companies and other financial fixed assets.

C.    Research and development, patents and licenses etc.

        We have spent between 0.5% and 1.0% of our consolidated gross revenue on research and development projects during each of the last three fiscal years. We expect that, consistent with past experience, most of our technological advances will be made in response to specific needs and opportunities. We have benefited from our understanding of soil and water dynamics and from technological and knowledge advances realized in connection with specific analysis, planning, development, construction and treatment projects that it has conducted for its clients.

        Our research specifically has resulted in the development of several field instruments for hydrocarbon detection that we use for soil and groundwater investigation. Research continues to improve these quick "no-lab" analysis methods. For environmental and ecological reports, data management and detailed engineering, we undertake research in implementing and adjusting computer assisted design and software for geographical information systems.

        We also have a group of research and development specialists who are involved in the performance of all remediation projects. This group of specialists continuously maintains and improves our core competence in the fields of separations technology and understanding of particle size distribution in soils, treatment of surface water and contaminated groundwater, and biological degradation of hydrocarbons and biowaste.

D.    Trend information.

        Despite the difficult market circumstances in the Netherlands, our net income in the first quarter of 2004 rose by 5%. This includes a negative currency effect of 5%, caused by the lower value of the U.S. dollar against the Euro. Gross revenue increased by 7% and excluding currency effect by 11%. The increases in gross revenue and income are mainly the result of acquisitions completed in 2003 and of good performance in the environmental market.

        In the first quarter of 2004, part of our Dutch landscaping, tree and plant care activities were sold to BTL Beheer BV. This sale is consistent with our policy to focus contracting activities on the delivery of turnkey solutions based on project management skills and the specialist know-how we possess.

        The conditions in the Dutch market remain difficult. After last year's capacity reduction aimed at matching reduced market demand, a further overhead reduction was announced during the quarter. Approximately 80 more jobs will be eliminated. This is necessary to strengthen competitiveness and restore margins. For this operation, a provision was taken of € 2.2 million. This was offset by the book profit on the sale of our Dutch landscaping, tree and plant care activities to BTL.

        The reduction in government spending and the poor economy make the Dutch market our most difficult geographic segment. Outside of the Netherlands, developments appear more favourable. We believe that this demonstrates that our strategy of international diversification is working. In other European countries our growth mainly comes from the infrastructure activities. In the environmental service area we booked 15% organic growth, mainly generated in the United States. Our innovative GRiP® approach for remediation of polluted properties is selling well to the U.S. federal government, while we also benefit from the trend among private sector companies to outsource environmental management activities to companies like us. The companies we acquired in 2003 contributed to the gains in gross revenue and income as expected.

Key Figures

In millions, except per share data:

	Quarter ended March 31,
			Percent Increase
	2004	2003
Gross revenue	€ 207.3	€ 192.8	7%
Operating income	7.4	6.9	8
Net income	4.0	3.8	5
Net income per share(1)	0.20	0.19	5

(1)
Based on 20.4 million shares outstanding in 2004 and 20.3 million shares outstanding in 2003.

Analysis

        Excluding currency effect, gross revenue increased by 11%. Of this increase 10% was the result of acquisitions completed in 2003. Almost all geographic segments contributed to the 1% organic revenue increase, except for the Dutch activities, where an organic decline of 11% occurred. In other European countries and the United States, organic growth was at a high level of 10%. Gross revenues increased in South America, pointing to a slight improvement in market conditions in Brazil and Chile. Continued insecurity led to a revenue decline in donor-financed markets.

        The increase in operating income is mainly from acquisitions. The currency effect was 5% negative. Price pressure caused an organic decline in operating income in the Netherlands, which was partially offset by increases in other European countries and the United States.

Market developments

        Percentages in the following section apply to the developments in the first quarter of 2004 in comparison with the same period in 2003, unless otherwise mentioned.

  Infrastructure

        The 4% revenue growth mainly resulted from acquisitions. Organically, infrastructure activities declined by 6% because of the poor market conditions in the Netherlands, where large projects produced less work and the government is showing restraint with regard to new investments. Growth continued in Belgium, France and Spain. After a strong decline last year, growth was again achieved in Brazil. The United States market is stable and conditions appear to be improving.

  Environment

        Organic revenue growth in this service area amounted to 15%, making the environment service area our main growth area. Most of the growth came from the United States. After the large long-term

GRiP® assignments won last year, a recent contract was won for the U.S. Environmental Protection Agency worth $52 million for technical operations and support of a laboratory for air quality. Outside of the United States, Germany and the United Kingdom experienced organic growth, mainly for multinational clients.

  Buildings

        Revenue growth of 47% mainly resulted from acquisitions, including project management and consulting activities that have higher growth potential and better margins. Organic revenue growth amounted to 11% and resulted from the facility management contract for Philips Nederland that was won last year. Growth occurred in our markets in Belgium and Spain, but this was more than offset by a decline in the United States, where economic growth has not yet resulted in significant capital expenditures on new construction.

  Communications

        The decline of recent years continued in the first quarter of 2004, which resulted in an organic revenue decline of 10%. This was mainly caused by a reduction in work volume in the Dutch real estate valuation market.

Outlook

        In the Netherlands issues with the government budget are hampering infrastructure investment. We believe the government's focus is shifting towards renewal of existing infrastructure, which particularly in rail infrastructure provides opportunities for us. For example, we recently received an assignment for the preparation, including logistical coordination, of the switch replacement around Utrecht, a major Dutch rail hub. In other European countries, investments in national and trans-national networks offer growth opportunities. The United States infrastructure market is stable, while in Brazil and Chile market conditions seem to be improving. The success of the GRiP® approach and the services to multinational clients form an excellent basis for continued growth in the environmental service area. In the buildings services area, recovery in the U.S. market is expected no sooner than during the second half of 2004. We expect facility management to contribute to growth in this service area. The communications service area is not currently recovering.

        We believe that the Dutch market will remain difficult throughout 2004, so strengthening our competitive position, margin improvement and a reduction in non-profitable activities are our priorities. New activities like facility management, rail network renewal and program management we believe will be the basis for our growth. We also focus much attention on the growth of our successful environmental initiatives, which we believe will continue as a prime growth area for us. As some acquisitions were completed in the course of 2003, their contribution will mainly affect growth in the first half of 2004. We will continue our expansion through acquisitions. Uncertainties in currency developments and the Dutch market prevent us from providing a specific outlook for year-end 2004 results at this time.

E.    Off-balance sheet arrangements.

        Management believes there are no transactions, arrangements and other relationships with unconsolidated entities that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors in our common shares.

F.    Tabular disclosure of contractual obligations.

        The following table sets forth, as of December 31, 2003, our commitments and contractual obligations for the following five years and thereafter. The long-term debt obligations are our cash debt service obligations. Operating lease obligations are the future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2003.

		Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt obligations (subordinated loans)	€ 1,378	€ 105	€ 853	€ 212	€ 208
Operating lease obligations	124,908	32,790	53,987	22,399	15,732
Capital (finance) lease obligations	2,220	274	920	602	424
Purchase obligations	3,060	3,060
Other longer-term liabilities reflected on under Netherlands GAAP	29,076	2,571	24,485	1,093	927

Total	€ 160,642	€ 38,800	€ 80,245	€ 24,306	€ 17,291

        We believe that cash generated from operations, together with our existing financing arrangements will be sufficient to meet our working capital and capital expenditure requirements for 2004.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and senior management.

        None of the members of our Supervisory Board and Executive Board, Corporate Directors, and Senior Management Committee have any family relationships between and amongst each other. Additionally, none of the following individuals have entered into any arrangement or understanding with a third party, pursuant to which the person was selected for his respective position.

  Supervisory Board

        The following table presents information about our Supervisory Board members as of December 31, 2003 and nominees for election to our Supervisory Board at the Annual General Meeting of Shareholders held on May 12, 2004:

Name	Year of Birth	Years Served In Office	Year Term Expires	Position
Luck M. van Leeuwen (a), (b), (c), (d)	1933	13	2004	Chairman
Ross A. Webber (a)	1934	11	2006	Secretary
Andre A. van der Louw (c), (d)	1933	18	2004	Member
J. (Jan) Peelen (b), (e)	1940	4	2004	Member
Carlos Espinosa de los Monteros (b)	1944	6	2006	Member
Rijnhard W.F. van Tets (a)	1947	2	2006	Member
Gerrit Ybema (c)	1945	1	2007	Member
Th. M. (Thomas) Cohn (f)	1942	(f)	(f)	Member

(a)
Member of the Audit Committee
(b)
Member of the Selection and Remuneration Committee
(c)
Member of the Integrity Committee
(d)
Term expired following the Annual General Meeting of Shareholders held on May 12, 2004
(e)
Re-appointed at the Annual General Meeting of Shareholders held on May 12, 2004 to a term expiring in 2008
(f)
Appointed at the Annual General Meeting of Shareholders held on May 12, 2004 to a term expiring in 2008

        Prof. dr. Luck M. van Leeuwen, age 70, was appointed to our Supervisory Board in 1991 and became Chairman in 2001. His term expired immediately following the Annual General Meeting of Shareholders on May 12, 2004, and he is not eligible for re-appointment. Mr. Van Leeuwen also served as chairman of our Supervisory Board's Audit Committee, Selection and Remuneration Committee, and Integrity Committee. Mr. van Leeuwen currently serves as a professor at the Catholic University Brabant in Tilburg. From 1987 until 1999, Mr. van Leeuwen served as a member of The Netherlands Senate. From 1979 until 1994, he served as Chairman of the Executive Board of Assurantieconcern Stad Rotterdam anno 1720. Mr. van Leeuwen currently serves as a non-executive board member of the following entities: Berenschot Holding N.V., Betonson Beheer N.V., International Advisory Board Fortis, Colonnade N.V., Van Nieuwpoort Beheer N.V., Advisory Board Institut voor Bedrijfskundigen (IBO), Foundation Economic Cooperation Netherlands and Emerging Countries (SENO), and Foundation Administration Office Shares Royal Volker Wessels Stevin N.V. Mr. van Leeuwen holds a Ph.D. in Economics from Rotterdam University.

        Dr. Ross A. Webber, age 69, was appointed to our Supervisory Board in 1993. He also serves as a member of our Supervisory Board's Audit Committee. Dr. Webber currently serves as our Supervisory Board's Secretary, a position he was appointed to in 2001. Currently, he serves as Professor Emeritus at the Wharton School of the University of Pennsylvania. From 1991 until 1995, Dr. Webber served as Chairman of the Management Department at the Wharton School of the University of Pennsylvania. Dr. Webber served as Vice-President of the University of Pennsylvania from 1981 until 1986.

        Mr. Andre A. van der Louw, age 70, was appointed to our Supervisory Board in 1986. He also serves as a member of our Supervisory Board's Integrity Committee. Mr. van der Louw's term expired immediately following the Annual General Meeting of Shareholders held on May 12, 2004, and he is not eligible for re-appointment. Mr. van der Louw served as Chairman of the Dutch National Broadcasting Corporation from 1994 until 1998. From 1988 until 1994, he served as Chairman of Mediaraad. Mr. Van der Louw served as Chairman of Rijnmondraad from 1983 until 1986. From 1974 until 1981, he served as Mayor of the City of Rotterdam, and served as Minister of Culture, Recreation and Social Works of The Netherlands from 1981 until 1982. Mr. van der Louw served as a member of The Netherlands Parliament from 1970 until 1971 and again from 1982 until 1983. Mr. van der Louw currently serves as a non-executive board member of Stadion Feijenoord.

        Drs. J. (Jan) Peelen, age 64, was appointed to our Supervisory Board in 2000. He also serves as a member of our Supervisory Board's Selection and Remuneration Committee. Mr. Peelen was re-appointed to the Supervisory Board at the Annual General Meeting of Shareholders held on May 12, 2004 for a term expiring in 2008. Mr. Peelen retired from employment with the Unilever group of companies in 2000. From 1987 until 2000, Mr. Peelen was a member of the Executive Board of Unilever NV and Unilever PLC, from 1996 till 2000 he also served as a member of the Executive Committee of Unilever, as the director of Human Resources. Mr. Peelen has served in several international management positions within Unilever or its subsidiaries since 1966. Mr. Peelen also serves as a non-executive board member of the following entities: Albron BV, Friesland Coberco Dairy Foods, Buhrmann NV, VVAA Group BV (Chairman), Wageningen University and Research Centre, and National Regie-Orgaan Genomics.

        Mr. Carlos Espinosa de los Monteros, age 60, was appointed to our Supervisory Board in 1998. He also serves as a member of our Supervisory Board's Selection and Remuneration Committee. Mr. Espinosa currently serves as Chairman and Chief Executive Officer of Mercedes Benz Espana S.A. and Daimler Chrysler Espana Holding. He served as President of IBERIA S.A. from 1983 until 1985. From 1979 until 1983, Mr. Espinosa served President of the National Institute for Industry (INI) in Spain. Mr. Espinosa currently serves as a non-executive board member of Acciona S.A., Inditex S.A. (Zara) and Gonzalez Byass S.A.

        Jhr. Drs. Rijnhard W.F. van Tets, age 57, was appointed to our Supervisory Board in 2002. He also serves as a member of our Supervisory Board's Audit Committee and was appointed Chairman of our Supervisory Board at the Annual General Meeting of Shareholders held on May 12, 2004. Currently, Mr. van Tets serves as an advisor to the Executive Board of ABN AMRO Bank, after serving as a member of the Executive Board from 1988 until 2001. He also served in a variety of positions while at ABN AMRO Bank, including: Chairman of the Investment Banking Division from 1990 to 2001, Senior Executive Vice President from 1986 to 1988, and Executive Vice President of the Corporate Banking Division from 1983 to 1986. From 1977 until 1983, Mr. van Tets served as Vice President of Corporate Finance with First Boston Corporation. He currently serves as a non-executive board member of the following entities: Euronext Amsterdam N.V., Equity Trust SARL, Foundation Holland Casino, International Flavors & Fragrances I.F.F. (The Netherlands) Holding B.V., Wegener N.N., and Foundation Company Pension Fund Building Industry. Mr. van Tets earned a Masters in Law and Business Administration from the University of Leiden.

        Drs. Gerrit Ybema, age 58, was appointed to our Supervisory Board in 2003. He also serves as a member of our Supervisory Board's Integrity Committee. From 1998 until 2002, Mr. Ybema served as the Secretary of State for Economic Affairs in The Netherlands. He has served in a variety of governmental positions at the local and state level from 1989 until 1998, including positions with the city of Enschede and the province of Friesland. He currently serves as a non-executive board member of the following entities: Zorggroep Noorderbreedte, ROC Friese Poort, Consultative Organ Frisian Language, Fair Wear Foundation, and Foundation Frisian Harbour Days. Mr. Ybema earned an economics degree, with a specialization in economic relations from Rijksuniversiteit Groningen.

        Mr. Th. M. (Thomas) Cohn, age 61, was appointed to our Supervisory Board by the General Meeting of Shareholders held on May 12, 2004. From 1994 until 2003, Mr. Cohn served as Chairman of the Executive Board of Siemens Nederland N.V. and Chief Executive Officer of the Siemens Group in The Netherlands. Mr. Cohn retired in 2003, but continues to serve as an advisor to the Executive Board and Supervisory Board of Siemens Nederland N.V. From 1987 until 1994, Mr. Cohn was the Chief Financial Officer and an Executive Board member of Siemens Nederland N.V. From 1967 until 1987, he held various positions, such as director of Economic Affairs, with Siemens Belgium. He started his career in 1964 with Siemens AG in Germany. Mr. Cohn also serves as a non-executive board member of the following entities: Corus Nederland BV, Fortis Bank Rotterdam, Recontec BV, Tecosa (Spain), Pereira Van Vliet & Partners (Chairman), European University, Foundation Techniques and Marketing-STEM, Dutch—German Chamber of Commerce, and Baden- Badener Unternehmergespräche (Germany).

  Executive Board

        The following table presents information about our current Executive Board members:

Name	Year of Birth	Years Served In Office	Position
Harrie L.J. Noy	1951	10	Chairman
C. Michiel Jaski	1959	4	Member

        Harrie L.J. Noy, age 53, was appointed to our Executive Board in 1994. He currently serves as Chairman of our Executive Board and has held this position since 2000. Prior to joining our Executive Board, Mr. Noy served as Managing Director of Heidemij Advies BV from 1990 until 1994. He joined the company in 1975. Mr. Noy also serves as a non-executive board member of the following entities: Foundation Habiforum, Advisory Board Euronext, Dutch-German Chamber of Commerce, Board Foundation Management Studies (SMS), Board VNO-NCW, Supervisory Board College of Arnhem-Nijmegen, and Supervisory Board Foundation Rijnoeverhoven.

        C. Michiel Jaski, age 44, was appointed to our Executive Board in 2000. Prior to joining us, he served in a variety of positions at Polyesters Plastics Packaging Shell Chemicals Ltd., including: Global Vice President from 1999 to 2000, Global Marketing & Sales Director from 1998 to 1999, Business Unit Manager Europa Shell Chemicals Ltd. from 1992 to 1998, Sales Manager Benelux Shell Nederland Chemie from 1990 to 1992), and Product Manager Shell Nederland Chemie from 1988 to 1990. From 1986 until 1987, Mr. Jaski served as the Project Manager of Information Technology Philips UK and Philips Belgium.

  Corporate Directors

        The following table presents information about our current Corporate Directors:

Name	Year of Birth	Years Served In Office	Position
Hans van Dord	1944	3	Corporate Director of Business Development
Henk W.M.W. ten Cate	1953	3	Corporate Director of Finance
Wim G.M. Rupert	1945	10	Corporate Director of Human Resources
Craig E. Eisen	1951	2	Corporate Director of Mergers and Acquisitions

        Hans van Dord, age 59, was appointed Corporate Director of Business Development in 2000. Prior to that appointment he has served in various senior management positions in different ARCADIS operating companies. Mr. Van Dord has been with our company since 1985. Prior to joining us, Mr. Van Dord worked on urban and rural planning and design projects on behalf of the Dutch government from 1972 to 1985.

        Henk W.M.W. ten Cate, age 50, is member of the Dutch institute of chartered accountants, and he joined our company in January 2001 when he was appointed Corporate Director of Finance. From 1998 to 2001, he was CFO of the Dutch-listed contracting firm Heijmans NV and from 1997 to 1998 concern controller of KPN. From 1991 to 1997, he held CFO positions in the food and agricultural industry with Cosun, and, from 1982 to 1991, he held several financial positions in operating companies of Unilever, as well as working in their head offices in a.o., the UK and Germany.

        Wim G.M. Rupert, age 58, was appointed as Corporate Director of Human Resources in 1994. In 1987 Mr. Rupert joined us in the function of Training Manager. Prior to joining us, he held several positions in public education in The Netherlands.

        Craig E. Eisen, age 52, was appointed as Corporate Director of Mergers and Acquisitions in 2002. Prior to joining us, he held the position of Vice President Corporate Programs and was a member of the Executive Board of Tetra Tech, Inc. from 1994 to 2002. From 1981 to 1996, Mr. Eisen also served in a number of positions at Hydro-Search Inc., including as President from 1991 to 1997, as Vice President of Operations from 1988 to 1991 and as a member of the Board of Directors from 1988 to 1994. Prior professional positions include Principal Hydrogeologist at the Water Resources Research Institute, University of Wyoming from 1979 to 1981 and Hydrogeologist/Resident Engineer for the U.S. Agency for International Development—Kenya from 1978 to 1979.

  Senior Management Committee

        The following table presents information about our current Senior Management Committee members:

Name	Year of Birth	Years Served In Office	Position
Steven B. Blake	1956	0.5	CEO ARCADIS G&M
Javier Hurtado	1955	—	CEO ARCADIS Geotecnica
Douwe Kras	1948	—	Managing Director ARCADIS Nederland
Yann Leblais	1952	4	CEO ARCADIS FCI
Erhard Robold	1956	5	CEO ARCADIS Deutschland
Antonio Rocha	1941	5	CEO ARCADIS Logos
Rein J. Sirre	1942	2	Managing Director ARCADIS Nederland
Kees T. Slingerland	1960	2	Managing Director ARCADIS Nederland
Ludo Smans	1947	8	Managing Director ARCADIS Belgium
Luis Valenzuela (a)	1943	14	CEO ARCADIS Geotecnica
Luis Villarroya Alonso	1954	9	CEO Grupo EP
Simon P. Warmerdam	1950	4	Managing Director ARCADIS Euroconsult

(a)
Mr. Hurtado replaced Mr. Valenzuela on February 1, 2004 following Mr. Valenzuela's retirement.

        Steven B. Blake, age 47, was appointed to our Senior Management Committee in 1995. From 1999 until 2003, Mr. Blake served as a member of our Executive Board, from which he stepped down in November 2003 on his own request. Since that date he serves (again) as the Chief Executive Officer of ARCADIS G&M, Inc. He has served in a number of positions at Geraghty & Miller, including: President from 1994 to 1996, Vice President Programs & Strategic Operations from 1991 to 1994, and Director of Hydrocarbon Services Division from 1989 to 1991. Following our acquisition of Geraghty & Miller in 1994, Mr. Blake served as Chief Executive Officer of ARCADIS Geraghty & Miller, Inc., from 1996 until 1999. Mr. Blake also serves as a non-executive board member of the following entities: Construction Industry Roundtable, the U.S. National Water Well Association and the Federal Relations Committee (CIRT).

        Javier Hurtado, age 48, industrial engineer, was appointed as CEO of ARCADIS Geotécnica in February 2004. Prior to joining the company he acted as CEO in companies from different fields of activity like Real Estate; developing and managing private schools in Chile (2002-2003), developing and managing Hotels and tour agencies in Croatia (2000-2002); Ports (Ventanas—Chile), and Airports (Santiago International Airport) (1993-2000), Mining Companies (Cominor and ENAMI) (1992-1993); Insurance Companies (Les Mutuelles du Mans Assurance—Chile)(1989-1992). Mr. Hurtado has been member of the board of directors in a variety of companies in a broad range of businesses. Also he has been advisor for the chamber of industries, chamber of construction and other think tanks in environmental issues, and currently holds the position of President of the Environmental Committee in the Chilean chamber of construction.

        Douwe J. Kras, age 55, joined the company as a member of the Board of ARCADIS Nederland BV in May 2004, and he has been appointed Chairman of the Board of ARCADIS Nederland BV effective as of July 2004. Until 2004, Mr Kras was CEO of PRC BV, a consultancy firm that we acquired in 2003 and that specializes in project management. He worked with PRC BV for 25 years.

Mr Kras is member of several Supervisory Boards in the fields of Health Care, Social Housing and Culture.

        Yann Leblais, age 51, was appointed to our senior Management Committee in 2002. He currently serves as CEO in ARCADIS FCI and has held his position since 2000. He also serves as CEO of ARCADIS ESG (former EEG SIMECSOL before we acquired it in 2002) and has held his position from 1995. He joined SIMECSOL in 1979 and served in a number of positions, including: Executive Vice President from 1990 to 1995 and Head of the Geotechnical & Civil Division from 1985 to 1990. Yann Leblais is currently Chairman of the Board of SYNTEC INGENIERIE, the French Consulting Association, and also serves in key positions in both French and International Tunneling Associations.

        Erhard Robold, age 47, was appointed as managing director of ARCADIS in Germany in 1998; since 2001 he is member of the Senior Management Committee. Mr. Robold joined the company in 1991 and served in a variety of positions including Department Manager, Regional Manager South Germany and Managing Director. In 2001 he was appointed served as CEO of ARCADIS Germany. From 1984 until 1991 he worked as Project Manager for two other engineering companies. Erhard Robold is civil engineer and member of several associations of our branch.

        Antonio João Oliveira Rocha, age 63, was appointed to the Senior Management Committee in 2000. He currently serves as Chief Executive Officer of Logos Engenharia S.A., our leading Brazilian company, and has held this position since 1999. Prior to becoming Logos' CEO, from 1987 to 1999 Mr. Rocha served as Technical Director, and from 1977 to 1986 he served as Project Manager at Logos. From 1986 to 1987 he worked as deputy secretary in the Planning Secretariat of São Paulo State Government. Before joining Logos he worked at São Paulo Metro Company and Rhodia, Brazilian subsidiary of French Rhône Poulenc. Mr. Rocha worked at two Brazilian universities from 1966 until 1972.

        Rein J. Sirre, age 61, was appointed to our Senior Management Committee in 1999. Mr. Sirre will retire in July 2004, but will continue to serve as an advisor to ARCADIS until 2005. From 1997, when Mr. Sirre joined the company, he served in a number of positions in ARCADIS Netherlands: Director of Infrastructure, member of the Management Team of ARCADIS Netherlands and since 2002, Managing Director. From 1986 until 1997 Mr. Sirre was Managing Director of Articon, an engineering consultant in the field of infrastructural projects which company we acquired in 1997. From 1971 to 1986 Mr. Sirre served in a variety of positions at DHV engineers and consultants. Mr. Sirre serves as a member of the Supervisory Board of Portaal Housing Corporation.

        Kees T. Slingerland, age 44, was appointed to our Senior Management Committee in 2000. At that time, he joined us as managing director of ARCADIS Heidemij Advies BV; from 2002 on he has been the managing director of ARCADIS Netherlands BV. Before he joined us, Mr. Slingerland worked for the Dutch Ministry of Agriculture, from 1985 to 1989, for the NEHEM Consulting Group in Hertogenbosch and in Budapest as director international development from 1989 to 1995 and as managing director for the Flower Auction in Bleiswijk from 1995 to 2000. Mr. Slingerland also serves as a non-executive board member of CUR (Civil Centre for Engineering, Research and Codes) and of NOVIB Oxfam Netherlands (international developing aid) and as member of the advisory board Rural Developments of the Innovation Network Rural Areas and Agricultural Systems.

        Ludo Smans, age 56, was appointed to our Senior Management Committee in 1999. Founder and President of the former Gedas, which company was acquired by Heidemij Group in 1995. He has held the position of Chief Executive Officer of ARCADIS Belgium since 1995. Prior to founding Gedas in 1981, Mr. Smans served in a number of positions at VEHA Radiators Herentals (Rijn Schelde Verolme) from 1971, including as Administrative Director from 1976 to 1981.

        Luis Villarroya Alonso, age 50, has been a member of the SMC since 1995, when we acquired Grupo EP. He has served in a variety of positions at Grupo EP, including Chief Executive Officer from

1999 through the present, Managing Director from 1995 to 1999, Deputy Director from 1990 to 1995, and Managing Director of Ibering and Intecasa from 1987 to 1990. Prior to joining Grupo EP, he served at The Austin Company as Deputy Director from 1984 to 1987, and at Arthur Andersen as Manager of the Manufacturing Division and in the Auditing and Consulting Division from 1978 to 1984.

        Simon P. Warmerdam, age 53, was appointed to our Senior Management Committee in 2000 and most recently served as director of ARCADIS Euroconsult. Mr. Warmerdam resigned in May 2004, and his replacement will be appointed in due course. Prior to joining the company he served as Director Division International Projects with IWACO, and served in a number of positions with HASKONING, including Head of the Advisory Group Urban & Institutional development, Regional Representative for Indonesia and miscellaneous Project Management positions. Mr Warmerdam is a member of the Royal Institute of Engineers of The Netherlands and serves as Chairman of the Overseas Section of the ONRI, the branch organization for engineering consultancy firms in The Netherlands.

B.    Compensation.

  Description of Compensation

        The aggregate compensation, including directors' fees and bonuses, paid or accrued to all of the members of our Supervisory Board and Executive Board, Corporate Directors, and Members of the Senior Management Committee as a group (24 persons) during the fiscal year ended December 31, 2003, was € 3.9 million. The aggregate amount set aside or accrued to provide pension, retirement and similar benefits for all of the members of our Supervisory Board and Executive Board, Corporate Directors, and Members of the Senior Management Committee as a group during the fiscal year ended December 31, 2003, was € 0.3 million. Please see Item 6.E for a description of our various stock option plans and details of the options granted under those plans.

  Supervisory Board Members

        Compensation for members of our Supervisory Board is determined by the General Meeting of Shareholders. For 2003, each of our Supervisory Board members was paid a base rate of compensation equal to € 25,000, while the Chairman's compensation was € 37,500. In addition, the members of the Supervisory Board receive annual compensation for expenses, which for the Chairman is € 3,000, for Dutch members is € 2,000, for the Spanish member is € 10,000 and for the U.S. member is $15,000 per year. Our Supervisory Board members are not eligible to receive options and currently do not receive additional compensation for service on Supervisory Board Committees. Under a proposal approved by the shareholders at the Annual General Meeting of Shareholders on May 12, 2004, Supervisory Board members who serve on our Audit Committee and our Selection and Remuneration Committee will be paid annually € 5,000 per committee. Supervisory Board members who serve on our Integrity Committee will be paid € 2,500 annually.

        The following table details the amount of compensation paid to each of our Supervisory Board members in 2003.

Name	Compensation
	(in thousands)
Luck M. van Leeuwen	€38
Ross A. Webber	25
Andre A. van der Louw	25
Jan Peelen	25
Carlos Espinosa de Los Monteros	25
Rijnhard W.F. van Tets	25
Gerrit Ybema	13	(1)

(1)
Represents compensation for six months of service, as Mr. Ybema was appointed to the Supervisory Board in May 2003.

  Executive Board

        The compensation of members of our Executive Board is determined by the Supervisory Board based on recommendations of our Selection and Remuneration Committee. Our policy is to compensate our senior executives at market rates while considering our size and characteristics. The goal of our compensation scheme is to provide our Executive Board members with short-term and long-term incentives, so that their interests are aligned with those of our shareholders. Our compensation packages include the following components:

  •
  Fixed salaries. The fixed portion of the overall compensation package is adjusted annually by the Supervisory Board based on recommendations from the Selection and Remuneration Committee. In 2003, the fixed portion paid to our Executive Board members was increased by a similar percentage paid to our other employees.

  •
  Variable salaries. The variable portion of the overall compensation package is adjusted annually by the Supervisory Board based on recommendations from the Selection and Remuneration Committee. The bonuses for which members of our Executive Board are eligible are based on meeting certain performance goals established at the beginning of the fiscal year and the performance of the company. In 2003, bonuses paid varied between 34% and 45% of an Executive Board member's fixed salary.

  •
  Compensations and other fringe benefits. Members of our Executive Board receive reimbursement for expenses and other fringe benefits customary in the industry.

  •
  Pensions. Members of our Executive Board are eligible to participate in our pension plans, depending on their citizenship.

  •
  Options. Members of our Executive Board are granted options by the Supervisory Board based on the recommendations of the Selection and Remuneration Committee.

        The following table details the amount of compensation paid to each of our Executive Board members in 2003.

Name	Fixed Salary*	Variable Salary*	Pension Premium*	Options Granted
Harrie L.J. Noy	€ 326	€ 111	€ 62	17,500
C. Michiel Jaski	€ 244	€ 83	€ 31	14,000
Steven B. Blake(1)	$313	$141	$7	15,000
Jan Zijlstra	€ 244	€ 83	€ 56	11,000

*
in thousands
(1)
Amounts are related to the period from January 1 to November 1, 2003.

C.    Board practices

        The length of each director's and officer's term in office, if applicable, is described above in Section B. Our directors and officers have employment contracts that have unlimited duration.

  Audit Committee

        Our Supervisory Board Audit Committee is responsible for reviewing and monitoring our financial statements and internal accounting procedures, approving the scope and terms of audit services to be provided by our independent auditor and monitoring the services provided by our independent auditor. Our Audit Committee reviews all periodic financial reports and conducts separate meetings with management, persons responsible for the internal audit function, and the independent auditors to review the accuracy of such reports. Our Supervisory Board adopted our Audit Committee Charter and established the Audit Committe in November 2002, and our Audit Committee held its first meeting in January 2003.

        For the year ended December 31, 2003, Mr. van Leeuwen, Mr. van Tets, and Dr. Webber served as members of the Audit Committee, and each member qualified as an independent member of the Audit Committee under the Sarbanes-Oxley Act of 2002. Mr. van Leeuwen served as the Chairman of the Audit Committee. At the Annual General Meeting of Shareholders held on May 12, 2004, Mr. van Leeuwen's term on the Supervisory Board expired and, therefore, he no longer serves on the Audit Committee. Mr. Cohn was elected to the Supervisory Board at the 2004 Annual General Meeting of Shareholders and was appointed to serve as Chairman of the Audit Committee. Our Audit Committee has one member, Mr. van Tets, who qualifies as a "Financial Expert" under the Sarbanes-Oxley Act.

  Selection and Remuneration Committee

        Our Supervisory Board Selection and Remuneration Committee is charged with selecting and nominating candidates for appointment to the Supervisory Board and the Executive Board. In addition, this committee advises the Supervisory Board on the following matters: the size and composition of our Supervisory Board, compensation of the members of our Executive Board and our Senior Management Committee, our option plan policy, and the award of options under existing option plans.

        For the year ended December 31, 2003, Mr. van Leeuwen, Mr. Espinosa, and Mr. Peelen served as members of the Selection and Remuneration Committee. At the 2004 Annual General Meeting of Shareholders, Mr. van Leeuwen's term on the Supervisory Board expired and, therefore, he no longer serves on the Selection and Remuneration Committee. Mr. van Tets and Mr. Ybema were appointed to serve on the Selection and Remuneration Committee at the 2004 Annual General Meeting of Shareholders, and Mr. van Tets was appointed to serve as Chairman.

D.    Employees.

        As of December 31, 2003, we had 9,277 employees, compared to 8,503 at the end of December 31, 2002, and 7,658 at the end of December 31, 2001. For 2003, the average number of employees was 8,827, compared to 8,020 in 2002 and 7,619 in 2001.

        As of December 31, 2003, the geographic breakdown of our employees was as follows:

Region	2003	2002	2001
Netherlands	2,774	2,772	2,831
Other European Countries	3,446	2,988	2,333
North and South America	2,770	2,403	2,312
Other Countries	287	340	182

        The sharp increases in employees in other European countries and in North and South America are due to acquisitions completed in 2002 and 2003. In 2003, the percentage of our employees with a temporary contract decreased from 19% on January 1, 2003 to 16% on December 31, 2003.

        A small minority of our employees are members of a union. The relationship between management and the labor unions is good.

E.    Share ownership.

  Capital Stock

        The following table discloses, as of December 31, 2003, interests held in our share capital by members of our Supervisory Board and our Executive Board:

Name	Shares (1)	% of Outstanding Capital
Luck M. van Leeuwen	—	—
Ross A. Webber	1,130	*
Andre A. van der Louw	—	—
Jan Peelen	—	—
Carlos Espinosa de Los Monteros	—	—
Rijnhard W.F. van Tets	—	—
Gerrit Ybema	—	—
Harrie L.J. Noy	13,256	*
C. Michiel Jaski	501	*
Steven B. Blake	9,522	*
Jan Zijlstra	372	*

*
Less than 1%
(1)
Excludes stock options

        The members of our management hold our common shares and have no greater rights than those provided to non-management holders of our shares.

  Stock Options

        The following table discloses, as of December 31, 2003, stock options held by members or former members of our Executive Board:

Name	Option Plan	Grant Year	Number Granted	Exercise Price	2003 Exercises	Number Outstanding	Expiration Date
Harrie L.J. Noy	2001	2001 2002 2003	30,000 15,000 17,500	€ 9.20 € 10.79 € 8.93	— — —	30,000 15,000 17,500	05-23-2011 05-22-2012 05-16-2013
Steven B. Blake	(a) 1996	(b) 2000 2001	85,615 18,750 18,750	(c) $6.75 $8.00	38,240 — —	47,375 18,750 18,750	03-17-2009 05-17-2010 05-23-2011
	2001	2001 2002 2003	25,000 13,000 15,000	€ 9.20 € 10.79 € 8.93	— — —	25,000 13,000 15,000	05-23-2011 05-22-2012 05-16-2013
C. Michiel Jaski	2001	2001 2002 2003	17,500 10,000 14,000	€ 9.20 € 10.79 € 8.93	— — —	17,500 10,000 14,000	05-23-2011 05-22-2012 05-16-2013
Jan Zijlstra	2001	2001 2002 2003	17,500 10,000 11,000	€ 9.20 € 10.79 € 8.93	— — —	17,500 10,000 11,000	05-23-2011 05-22-2012 05-16-2013

(a)
Various plans from 1987-1994
(b)
Issued from 1989 to 1999
(c)
Exercise price ranges from $6.75 to $11.50

        The members of our Supervisory Board held no stock options as of December 31, 2003.

  Option and Share Purchase Plans

        In order to align the interests of our directors and management with those of our shareholders, we have adopted a variety of stock option and stock incentive plans.

  ARCADIS NV 1994 Incentive Plan and ARCADIS NV 1996 Incentive Plan

        When we merged with Geraghty & Miller, Inc. in 1993, we adopted, and later expanded, Geraghty & Miller's existing stock option plans for our employees based in the United States. This group of plans includes the following plans: 1987 Stock Option Plan, 1988 Stock Option Plan, Reed Option Plan, 1989 Stock Option Plan, 1991 Stock Option Plan, ARCADIS 1994 Incentive Plan and ARCADIS 1996 Incentive Plan.

        Under these plans, our Supervisory Board is authorized to grant up to 1,370,000 shares of our common shares to our employees based in the United States. Options granted under these plans are exercisable for up to ten years and vest at various times.

  ARCADIS NV 2001 Long Term Incentive Share Option Plan

        Under this plan, our Supervisory Board is authorized to grant up to 2,500,000 shares of our common shares to our key personnel between 2001 and 2006. The number of options available for grant in a given year is determined by comparing our increase in earnings per share for the prior fiscal year to a target earnings per share set by the Supervisory Board. Options granted under these plans are exercisable for up to ten years and become fully vested after three years. Employees who terminate their employment with us lose any options they received under this plan.

  ARCADIS NV 1994 Employee Stock Purchase Plan

        This plan permitted our employees based in the United States to purchase up to 230,000 shares of our common shares at a discount of 10% from the market price. The plan is not currently in use and was replaced by the ARCADIS NV 2002 Employee Stock Purchase Plan. This Plan currently permits participation by the employees in the United States, The Netherlands, Germany and Belgium.

  ARCADIS NV 2002 Employee Stock Purchase Plan

        This plan was adopted in cooperation with the Lovinklaan Foundation. Pursuant to this plan, our employees based in the United States, The Netherlands, Germany and Belgium can purchase shares of our common shares from the foundation for a discount depending on the local laws and regulations.

  Options Granted

        The following table provides aggregate information for all options granted pursuant to our option plans through 2003:

Option plan year	Granted	Exercise price	Cancelled	Exercised	Outstanding	Expiration
1994	92,868	$9.50	54,628	38,240	—	1/4/04
	10,000	$11.00	—	—	10,000	9/15/04
	159,750	$11.00	85,550	5,200	66,000	9/22/04
	20,000	$8.50	—	—	20,000	5/1/06
	98,622	$9.13	63,848	23,816	10,958	3/26/06
	51,878	$9.13	35,752	15,584	542	3/26/06
	10,000	$10.63	—	—	10,000	8/19/06
	74,500	$9.13	35,500	11,000	28,000	3/26/06
1996	99,695	$11.50	38,000	—	61,695	4/1/08
	305	$11.50	—	—	305	4/1/08
	82,500	$6.75	22,110	19,763	40,627	3/17/09
	11,374	$8.25	—	8,374	3,000	7/1/09
	3,626	$8.25	—	3,626	—	7/1/09
	122,123	$6.75	20,500	16,595	85,028	5/17/10
	6,627	$6.75	—	2,605	4,022	5/17/10
	110,937	$8.00	20,000	—	90,937	5/23/11
	7,813	$8.00	—	—	7,813	5/23/11
	31,779	$9.44	—	—	31,779	6/14/12
	3,221	$9.44	—	—	3,221	6/14/12
	10,000	$10.25	—	—	10,000	5/9/13
	60,000	$11.50	—	—	60,000	6/13/13
	30,000	$8.70	—	—	30,000	8/18/13
	6,616	$11.85	—	—	6,616	6/13/13
	13,232	$11.85	—	—	13,232	6/13/13
	787	$9.86	—	—	787	5/9/13
	1,573	$9.86	—	—	1,573	5/9/13
	242	$8.75	—	—	242	8/18/13
	7,623	$8.75	—	—	7,623	8/18/13
	1,256	$9.33	—	—	1,256	5/7/13
	2,512	$9.33	—	—	2,512	5/7/13
2001	195,000	€ 9.20	5,000	—	190,000	5/23/11
	254,100	€ 10.79	19,500	—	234,600	5/22/12
	9,000	€ 8.50	—	—	9,000	8/9/12
	290,250	€ 8.93	1,500	—	288,750	5/16/13
	230,779	€ 8.50	—	—	230,779	10/16/13
Total	2,110,588		404,888	144,803	1,560,897

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders.

  Common Shares

        We are not directly or indirectly owned or controlled by another corporation or a governmental entity. The total number of outstanding common shares as of March 31, 2004 is 20,490,745. Of our total number of outstanding shares, 1,941,161 are traded on the Nasdaq National Market. The number of record holders in the United States is 123.

        The following table lists any person/entity who has notified us that he is the owner of more than five percent of our outstanding common shares. These shareholders do not receive any preferential voting rights.

Identity of Person or Group	Percent of Class
Delta Deelnemingen Fonds	5.2%
Fortis N.V.	6.6
Koninklijke Nederlandsche Heidemaatschappij (a)	6.2
Members of our Executive Board, Supervisory Board and other Executive Officers (b)	*
Smoorenburg BV	5.1
Stichting Lovinklaan (c)	28.2

*
Less than 1%.

(a)
Koninklijke Nederlandsche Heidemaatschappij (KNHM) is an independent non-profit association dedicated to environmental awareness and education. KNHM is governed by a board of trustees composed of 12 members. ARCADIS NV has the right to nominate one board member.

(b)
Certain members of our Supervisory Board, Executive Board, our Corporate Directors and Senior Management Committee own our common shares. The number of shares listed only reflects those shares owned directly.

(c)
Stichting Lovinklaan currently has five directors. The directors are elected by and from our Dutch staff members. None of the directors are members of our Supervisory Board or Executive Board Stichting Lovinklaan has agreed not to dispose of or pledge 4,000,000 shares of our common shares that it holds without the prior approval of the holder of the ARCADIS Priority Shares (Stichting Prioriteit ARCADIS NV). Stichting Lovinklaan funds the ARCADIS NV 2002 Employee Stock Purchase Plan, which is currently operational in The Netherlands, Belgium and the United States.

        In 2001, Luplan Holding B.V. sold its 6.6% stake in ARCADIS. In 2001, Delta Deelnemingen Fonds reported it had acquired 5.17% of our shares. In 2002, KNHM brought down its ownership from 11.1% to 6.2% in pursuit of portfolio diversification. In 2002, Fortis N.V. reduced its holdings in ARCADIS from 9.89% to 6.6% at year-end, as its larger position was the result of a merger with another fund. In 2003, Smoorenburg B.V. reported that it had acquired a 5.08% position in our outstanding stock.

  Priority Shares

        All 200 of our priority shares are owned by Stichting Prioriteit ARCADIS NV, a priority share foundation which has 20 directors. To take action, the affirmative vote of 12 of the directors is required. Seven of the directors are members of our Supervisory Board, three are members of our Executive Board, and ten are ARCADIS employees who have been elected to serve as directors of the

Bellevue Foundation (a Foundation representing our international staff members). Stichting Prioriteit ARCADIS NV has committed not to dispose of the priority shares except in the event of dissolution, which is an event that must be approved by the directors.

  Cumulative Preferred Shares

        In 1995 the Foundation Preferred Stock ARCADIS NV was established. The Foundation has as its objective the protection and promotion of the interests of ARCADIS and its affiliated companies and all parties involved. The Foundation has been granted the right to acquire our cumulative preferred shares up to a maximum equal to the number of outstanding shares issued at the date in question. We have been granted the right to issue the same number of preferred shares to the Foundation. Both options may only be exercised if the interests of ARCADIS NV and its affiliated enterprises and all parties involved, warrant this. The board of this Foundation consists of five persons who all qualify as independent, four members to be appointed by our Executive Board and one person appointed by our Supervisory Board. By the end of 2003 no cumulative preferred shares were outstanding.

  Change in Control

        We do not know of any arrangements, other than those referred to above, which may result in our change of control.

B.    Related party transactions.

        There have been no material transactions during our most recent fiscal year, nor are there presently any proposed material transactions to which we or any of our subsidiaries is a party and in which any member of our Supervisory Board or Executive Board or any relative or spouse thereof had or will have a direct or indirect material interest. On December 30, 2002, the Foundation Pension Fund ARCADIS received a EUR 5.0 million subordinated loan from Stichting Lovinklaan, a 28% shareholder. The loan was granted to provide additional equity to the Foundation Pension Fund ARCADIS the reserves of which had decreased due to the decreased value of its investments in the stock market. The loan matures on December 30, 2007 and bears interest at a rate that is adjusted annually. The interest rate for 2003 was 4.18%.

        During our most recent fiscal year, there has been no, and at present there is no, outstanding indebtedness to us owed or owing by any member of our Supervisory Board or Executive Board.

C.    Interests of experts and counsel

        Not Applicable.

ITEM 8.    FINANCIAL INFORMATION

A.    Consolidated Financial Statements and Other Financial Information.

        Our audited consolidated financial statements and audit report are included pursuant to Item 18 of this document.

  Export Sales

        Export sales do not constitute a significant portion of our total sales volume.

  Legal or Arbitration Proceedings

        Since the end of 2001, the conduct of certain market participants in the bidding for public projects in The Netherlands' contracting business has come under scrutiny. This resulted in a parliamentary investigation into "the construction fraud." Because the name of our predecessor company, Heidemij, was reported in a number of press articles, we conducted our own investigation into the allegations during 2002. The findings indicated that a section of the contracting activities within one of our Dutch operating companies, ARCADIS Planrealisatie BV, was not operating entirely in compliance with the Dutch competition rules and regulations. The portion of our contracting activities awarded through public bids represents approximately 1% of our total gross revenues. During 2002 and 2003, the Dutch Competition Authority investigated one specific case of possible involvement by ARCADIS Planrealisatie BV. The case centred on the role that subsidiary played in the construction of synthetic athletic tracks in The Netherlands from 1998 to 2000. The Dutch Competition Authority released its report, indicating that ARCADIS Planrealisatie BV was guilty of violating competition laws. On December 19, 2003, ARCADIS Planrealisatie BV was fined € 369,000. A provision was established for this amount in 2003.

        In 2004, we contemplated whether to take further legal actions regarding the fine set by the Dutch Competition Authority, including a possible appeal. In May 2004 we decided to withdraw any appeal in this procedure and to settle the fine. An additional investigation was performed by ARCADIS Planrealisatie BV in March 2004, in which several employees were questioned concerning any additional information in their possession regarding the disputed public bidding practices in the period before 2002. The information gathered in this investigation, as well as the outcome of the internal investigation conducted in 2002, was given to the Dutch Competition Authority on April 29, 2004, which might lead to additional actions by the Dutch Competition Authority.

        This issue was intensely deliberated over by the Supervisory Board and others at ARCADIS. Internally, in 2002 all those involved were told irrefutably that we would conduct our business within the confines of laws and regulations. A decision was made to cease those contracting activities acquired by public bidding in which price is the sole determination for project award. In addition, we implemented worldwide a code of ethics, referred to as the ARCADIS General Business Principles, which helps ensure that our business operations are conducted in a transparent manner. See Item 16B for further discussion regarding the ARCADIS General Business Principles.

        From time to time, we are involved in routine litigation. We believe that the outcome of current and pending litigation will not have a material effect on our financial condition, results of operations or cash flows.

  Policy on Dividend Distribution

        Our dividend policy aims to provide our shareholders with an attractive and stable return on their investment while, at the same time, providing us with the cash necessary to finance further growth of our business. We aim to make an annual dividend payment ranging from 30% to 40% of our income from operations as reported under Netherlands GAAP.

B.    Significant changes.

        Since December 31, 2003, no significant changes in our financial condition have occurred. Our most recently issued interim financial statements were included with our First Quarter Report for 2004, which was published on May 4, 2004 and was furnished on a Form 6-K on May 6, 2004. Since the end of our First Quarter, no significant changes in our financial condition have occurred.

ITEM 9.    THE OFFER AND LISTING

  Markets

        Our common shares are traded on the Nasdaq National Market under the symbol "ARCAF" and are traded on the Amsterdam Stock Exchange under the symbol "ARCAD."

  Stock Price Information

        The following table sets forth stock price information for our common shares traded on the Nasdaq National Market and on the Amsterdam Stock Exchange since 1999:

	Nasdaq National Market ($)		Amsterdam Stock Exchange (€)
Period
	High	Low	High	Low
1999	9.00	6.50	8.65	6.10
2000	8.00	6.13	9.10	7.00
2001	8.88	7.31	9.75	8.00
2002
1st Quarter	9.45	8.36	10.65	9.40
2nd Quarter	10.35	8.89	11.19	9.75
3rd Quarter	10.30	8.00	10.53	8.15
4th Quarter	9.80	8.28	9.60	7.94
2003
1st Quarter	8.80	6.42	8.75	6.43
2nd Quarter	10.75	6.51	10.50	6.43
3rd Quarter	9.14	7.18	9.00	7.58
4th Quarter	9.37	7.66	9.34	7.95
Last Six Months
October 2003	10.40	9.10	8.56	7.95
November 2003	10.97	9.10	9.12	8.20
December 2003	11.80	10.52	9.34	8.76
January 2004	12.75	11.70	9.92	9.40
February 2004	12.60	11.65	9.90	9.42
March 2004	13.00	11.92	10.44	9.80

        As of March 31, 2004, approximately 9.47% of our outstanding common shares were listed on the Nasdaq National Market and we had 123 holders in the United States.

ITEM 10.    ADDITIONAL INFORMATION

A.    Share capital.

        Not applicable.

B.    Memorandum and articles of association.

        ARCADIS is a public limited company established under the laws of the Netherlands in accordance with Book 2 of Dutch Civil Law. Our Articles of Association were adopted by our shareholders at a Special General Meeting of Shareholders on June 5, 2003. The following is a summary of our Articles of Association, which are filed as Exhibit 1.1 to this annual report and incorporated herein by reference, and such summary is qualified in its entirety by reference thereto.

  Objects

        Article 2 of our Articles describes our objects, which are to participate and otherwise acquire an interest in other companies and enterprises, of whatever nature, to conduct the management of such companies and enterprises, and to finance third parties and to furnish security in any manner or bind ourselves for the obligations of third parties and, finally, to do all such things as may be incidental or conducive to the attainment of any of the foregoing.

  Management

        We have a Supervisory Board and an Executive Board. Our Supervisory Board members and our Executive Board members are elected by the holders of our shares. The authority to represent us is vested with the Executive Board and with each member individually unless we have a conflict of interest with one of the members of our Executive Board, in which case we shall be represented by the member of the Supervisory Board designated for that purpose by the Supervisory Board. The members of our Executive Board are required to retire at the close of the Annual General Meeting of Shareholders held in the financial year in which they attains the age of sixty-five years, unless the Supervisory Board explicitly decides otherwise. Our Supervisory Board members do not have a mandatory retirement age.

  Capital and Shares

        Our authorized shares consist of (1) 40,000,000 ordinary shares, each with a € 0.05 par value, (2) 50,000,000 cumulative preference shares, each with a € 0.05 par value, (3) 10,000,000 cumulative financing preference shares, each with a € 0.05 par value, subdivided into four series, numbered 1 to 4, each of two million five hundred thousand 2,500,000) shares; and (4) 200 priority shares, each with a € 0.05 par value.

        The 200 priority shares are held by the Stichting Prioriteit ARCADIS NV, a foundation. Major corporate decisions require prior approval from the holder of these priority shares, including the issuance, acquisition, or disposal of shares of ARCADIS, amendments to our Articles, dissolution of ARCADIS, filing for bankruptcy, entering a joint venture of a material size, and material investments or acquisitions. The Board of Stichting Prioriteit ARCADIS NV has 20 members, including 10 members from our Executive and Supervisory Boards and 10 representatives elected by our employees. In order to approve action, a 60% absolute majority of the board is required, which effectively gives our employees the ability to veto certain major corporate events. The board meets twice a year to discuss our strategic development.

        Our Articles also permit us to issue shares of cumulative financing preferred stock, none of which are currently outstanding. At our 2004 Annual General Meeting of Shareholders, however, our shareholders approved a proposal authorizing our Supervisory Board to issue common shares and cumulative financing preferred shares in an amount equal to 10% of our common shares and/or cumulative financing preferred stock outstanding as of the date of the resolution adopted by the Supervisory Board to issue the shares; provided that the amount of shares to be issued may be increased by an additional 10% when the issuance of shares relates to the consideration to be given in a merger or acquisition.

        At our 2004 Annual General Meeting of Shareholders, our shareholders approved a proposal authorizing our Supervisory Board to issue shares of cumulative preferred stock, up to a maximum amount equal to 100% of our total capital stock issued and outstanding as of the date of the resolution adopted by the Supervisory Board to issue the shares. This stock will serve to limit any hostile takeover attempt by another entity. These shares would only be issued if we are threatened by a hostile takeover. In such an event, the shares would be issued to Stichting Preferente Aandelen ARCADIS NV.

  Dividends

        Our Executive Board, subject to the approval of our Supervisory Board, determines the amount of profits set aside as reserves. The Annual General Meeting of Shareholders determines the amount of profit remaining which can be distributed as a dividend to the holders of the common shares. The priority shares are entitled, to the extent possible, to receive 5% of the nominal amount per priority share before the holders of our common shares receive any dividend payment. The priority shares are not entitled to any further distribution.

  Liquidation

        If there is a liquidation, the holders of the outstanding priority shares will be entitled to a distribution before the holders of the outstanding common shares.

  Repurchase of Shares

        Our Articles authorize the Executive Board to repurchase shares of our capital stock if certain conditions are met. The Supervisory Board and our shareholders must authorize such a repurchase. The authorization must specify the number of shares that may be repurchased, the manner in which they shall be acquired and the price ranges at which they may be repurchased. Our shareholders approved a proposal to permit our Executive Board to repurchase shares of our capital stock at our 2004 Annual General Meeting of Shareholders.

  Meetings of Shareholders

        Our Articles require us to have an Annual General Meeting of Shareholders before the first of July of each year. The Dutch Civil Law also requires us to hold a meeting of our shareholders each year. Any person who is a shareholder on the date of the annual meeting is entitled to attend and vote at the annual meeting. Extraordinary meetings are held upon the adoption of a resolution by our Executive Board or Supervisory Board. Additionally, shareholders holding at least 1% of our issued capital may also call extraordinary meetings of shareholders.

C.    Material contracts.

        There are no material contracts, other than contracts entered into in the ordinary course of business.

D.    Exchange controls.

        There are currently no Netherlands laws, decrees or regulations that restrict the export or import of capital and there are no Netherlands exchange control restrictions on remittances of dividends on the our common shares, interest or other payments to non-resident holders of our common shares.

        There are currently no limitations on the right of non-resident or foreign owners to hold or vote our common shares imposed by The Netherlands law or by our Articles of Association or other constituent documents.

E.    Taxation.

  Netherlands Taxation

        The following is a summary of Netherlands tax consequences to an owner of our common shares who is not, or is not deemed to be, a resident of The Netherlands or has not opted to be treated as a resident of The Netherlands for purposes of the relevant tax codes (a "non-resident Shareholder"). The summary does not address taxes imposed by The Netherlands and its political subdivisions, other than the transfer tax, dividend withholding tax, distribution tax, individual income tax, corporate income tax, net wealth tax, and gift and inheritance tax.

  Transfer Tax

        No value added tax, stamp, documentary or registration duty or similar charge, will be imposed under the laws of The Netherlands upon execution, delivery, transfer, combination or split-up of our common shares.

  Dividend Withholding Tax

        To the extent that cash dividends are distributed by ARCADIS, such dividends would be subject under Netherlands tax law to withholding tax at a rate of 25%.

        Dividends include:

  •
  distributions in cash or in kind, including deemed and constructive distributions;

  •
  liquidation proceeds on redemption of our common shares in excess of the average paid-in capital as recognized for Netherlands dividend withholding tax purposes and, as a rule, the consideration for the repurchase of the our common shares by us in excess of the average paid-in capital recognized for Netherlands dividend withholding tax purposes, unless such repurchase is (a) for temporary investment or (b) exempt on the basis of the Dividend Tax Act 1965;

  •
  the par value in respect of the issue of our common shares to a holder of our common shares, or an increase in the par value of our common shares, in exchange for a lower consideration, except where the issue or increase is funded out of our paid-in capital as recognized for Netherlands dividend withholding tax purposes; and

  •
  partial redemption of our common shares to the extent this constitutes a repayment of contributed capital (as understood under the Dividend Tax Act 1965), and to the extent we have net profits (as that expression is understood for Netherlands dividend withholding tax purposes), unless our common shareholders have resolved in a general meeting to make such repayment, and the par value of our common shares concerned has been reduced by a corresponding amount by way of an amendment of the Articles of Association.

        Holders of our common shares residing outside The Netherlands may be entitled to a full or partial exemption from or refund of Netherlands dividend withholding tax under an applicable double taxation convention depending on its terms and conditions and subject to compliance by the shareholder with those terms and conditions.

        Holders of our common shares residing in the United States may be entitled to a reduction of Netherlands dividend withholding tax, in general to a Netherlands dividend withholding tax of 15%, under the double tax convention between The Netherlands and the United States with respect to income (the "Treaty") subject to compliance by such shareholders with the applicable terms and conditions of the Treaty. Generally, a holder of our common shares will qualify for benefits under the Treaty (subject to compliance with the procedures for claiming benefits) if the holder:

  •
  is the beneficial owner of the dividends paid;

  •
  is resident in the United States according to the Treaty;

  •
  does not hold our common shares in connection with the conduct of business in The Netherlands; and

  •
  is not restricted in claiming the benefit of the Treaty under article 26 (Limitation on Benefits).

        Dividends paid in respect of our common shares to an exempt pension trust or similar organization, may qualify for an exemption from or, as the case may be, a complete refund of Dutch dividend withholding tax under the Treaty, subject to compliance with the applicable terms and conditions.

        Dividend payments can be subject to Dutch dividend-stripping rules. Under these rules, a recipient of a dividend is not considered the beneficial owner if it is plausible that:

  •
  the recipient paid consideration (in cash or in kind) in connection with the dividend distribution, and the payment forms part of a sequence of transactions;

  •
  an individual or company benefited, in whole or in part, directly or indirectly, from the dividend, where that individual or company is entitled to a less favorable relief from dividend withholding tax than the recipient of the dividend distribution; and

  •
  the individual or company directly or indirectly retains or obtains a position in the shares, profit rights, or profit sharing bonds that is comparable to its position in similar shares, profit rights or profit sharing bonds before the sequence of transactions commenced.

        The proposed legislation explicitly states that the term "sequence of transactions" includes cases of a sole acquisition of one or more dividend rights and of the establishment of short-term rights of enjoyment on shares, while the transferor retains ownership of the shares. The proposed legislation states that the anti-dividend-stripping rules also apply to transactions entered into on the public stock market.

  Distribution Tax

        We may be subject to a special tax ("distribution tax") at the rate of 20% to the extent that "excessive" profit distributions are distributed in respect of our common shares in the period from January 1, 2001 up to and including December 31, 2005. The Netherlands tax authorities hold the view that the distribution tax constitutes a corporate income tax, not a withholding tax. For purposes of the distribution tax, profit distributions (to be understood in its widest sense, and including distributions in cash, liquidation proceeds and proceeds from the redemption of shares) are considered to be "excessive" to the extent that, during a particular calendar year, the total amount of profit distributions exceeds the highest of the following three amounts:

  •
  4% of our fair market value at the beginning of the relevant calendar year;

  •
  twice the amount of our average annual profit distribution, on the basis of a consistent policy, during the three calendar years prior to January 1, 2001; and

  •
  our adjusted profits (as defined in the "distribution tax" rules) for the preceding fiscal year.

        The distribution tax due will be reduced pro rata to the extent that our common shares have been held, at the time of the distribution, for an uninterrupted period of at least three years by individuals or legal entities (other than investment institutions as defined in the Corporate Income Tax Act 1969) holding at least 5% of our nominal paid-in capital, provided such individuals or legal entities are resident in The Netherlands, The Netherlands Antilles or Aruba, a Member State of the European Union or a country with which The Netherlands has concluded a convention for the avoidance of double taxation. For purposes of satisfying the above-mentioned three-year period, consecutive ownership periods by different qualifying common shareholders may be cumulated.

        No distribution tax is levied insofar as the total of the profit distributions made during the period from January 1, 2001 through to December 31, 2005 exceed the balance of assets, liabilities and provisions, calculated on the basis of the fair market value, less the fiscally recognized paid-in capital at the end of the last financial year which closes before January 1, 2001.

  Individual Income Tax and Corporate Income Tax

        A shareholder that is not a resident nor deemed to be a resident of The Netherlands for Netherlands tax purposes will not be subject to The Netherlands income tax or corporate income tax in respect of dividends received from, or capital gains realized in respect of a disposal of, our common shares, provided that:

  •
  the common shares are not attributable to a business or part of a business of the shareholder that is carried out through a permanent establishment or a permanent representative in The Netherlands ("Netherlands business");

  •
  the holder of the common shares does not have a substantial interest (a holding of at least 5% of the share capital) or a deemed substantial interest in us as defined in the Income Tax Act 2001, or in the event that such holder does have such interest, it forms part of the business assets of a business, other than a Netherlands business; and

  •
  in the case of an individual holder of our common shares, the dividends received from with respect to our common shares and capital gain realized in respect of a disposal of our common shares are not regarded, on the basis of the Income Tax Act 2001, as "taxable income from one or more activities performed in The Netherlands not being activities that generate taxable profit or taxable wages".

  Gift and Inheritance Taxes

        No gift or inheritance taxes will arise in The Netherlands with respect to a gift or inheritance of our common shares from a person who is neither a resident nor deemed to be a resident of The Netherlands, unless:

  •
  such holder, at the time of the gift has, or at the time of death had, a business or an interest in a business that is or was, in whole or in part, carried out through a permanent establishment or a permanent representative in The Netherlands and to which business or part thereof, as the case may be, the common shares are or were attributable; or

  •
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

  United States Taxation

        The following is a summary of certain U.S. federal income tax considerations relevant to the purchase, ownership and disposition of common shares by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the common shares (a "U.S. holder"). This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase common shares. In particular, this summary deals only with U.S. holders that will hold common shares as capital assets and does not address the tax treatment of U.S. holders that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, securities dealers, persons that hold common shares as part of an integrated investment (including a "straddle") comprised of common shares and one or more other positions, persons whose functional currency is not the U.S. dollar, and holders (including indirect and constructive ownership) of 10% or more of our voting shares. In addition, this summary does not address any alternative minimum tax or any state, local or non-U.S. tax consequences. This summary is based on the U.S./NL Income Tax Treaty and the tax laws of the United States, including judicial and administrative interpretation, in effect on the date hereof, which are subject to change, potentially retroactively. Prospective purchasers of our common shares should consult their own advisors as to the tax consequences of the purchase, ownership and disposition of the common shares in light of their own particular circumstances, including the effect of any federal, state, local or other non-U.S. tax laws to which they may be subject.

  Taxation of Dividends

        Distributions paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) in respect of our common shares (including the amounts withheld in respect of Dutch withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income when actually or constructively received by the U.S. holder. Distributions will not be eligible for the dividends received deduction generally allowed to U.S. corporations. Recently enacted U.S. tax legislation reduces to 15% the maximum tax rate for certain dividends received by individuals through taxable years beginning on or before December 31, 2008, so long as certain holding period requirements are met. Dividends received from "qualified foreign corporations" generally qualify for the reduced rate. A non-U.S. corporation (other than a foreign personal holding company, foreign investment company, or passive foreign investment company) generally will be considered to be a qualified foreign corporation if (1) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States or (2) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States that contains an exchange of information program. The U.S./NL Income Tax Treaty has been identified as a qualifying treaty. Individual U.S. holders should consult their tax advisors regarding the impact of the provisions of this recent tax legislation on their particular situations.

        Subject to generally applicable limitations and the discussion below, Dutch withholding tax imposed on dividends at the treaty rate will be treated as a foreign income tax eligible for credit against a U.S. holder's U.S. federal income tax liability (or, at a U.S. holder's election, may be deducted in computing taxable income). Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

        We expect to fund dividend distributions on our common shares with dividends received from our subsidiaries organized outside The Netherlands. Under special Netherlands tax rules applicable to international holding company structures, we will be entitled in certain circumstances to reduce the amount of taxes that we otherwise would be obliged to pay to the Dutch tax authorities by an amount equal to 3% of the lesser of the dividends that we receive from our foreign subsidiaries and the net dividends that we pays to our shareholders. There is no authority directly addressing the implications of these special tax rules for the taxation of dividends paid to U.S. holders. It is possible that the foreign tax credits otherwise allowable for U.S. tax purposes in respect of Dutch withholding taxes on dividend income would be reduced by the proportion of the Dutch tax saving realized by us that is measured by reference to those dividends. We will advise U.S. holders if we claim the benefit of this reduction in respect of dividends on our common shares.

        The amount of the dividend distribution includible in income of a U.S. holder should be the U.S. dollar value of the foreign currency (e.g. Euro) paid, determined by the spot rate of exchange on the date of the distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S.

dollars will be treated as ordinary income or loss. Such gain or loss will generally will be income from sources within the United States for U.S. foreign tax credit purposes. Distributions in excess of current accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. holder's basis in the common shares and thereafter as taxable capital gain.

  Taxation of Capital Gains

        Gains or losses realized by a U.S. holder on the sale or other disposition of common shares generally will be treated for U.S. federal income tax purposes as capital gains or losses and generally will be long-term gains or losses if the common shares have been held for more than one year. Long-term capital gain recognized by an individual holder on or after March 6, 2003 and before January 1, 2009, generally is subject to taxation at a maximum rate of 15%. The deductibility of losses is subject to limitations for U.S. federal income tax purposes. Gain, if any, realized by a U.S. holder on the sale or other disposition of common shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

  U.S. Backup Withholding and Information Reporting

        A U.S. holder may be subject to "backup withholding" at the rate of 28% with respect to payments of dividends or proceeds from a sale of common shares, unless the holder (1) is a corporation or other "exempt recipient," and demonstrates this fact when so required, or (2) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the U.S. holder's U.S. federal income tax liability. While Non-U.S. holders generally are exempt from backup withholding, a Non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption. In addition, a U.S. holder may be subject to information reporting to the IRS with respect to payment of dividends or proceeds from a sale of common shares.

F.    Dividend and paying agents.

        Not applicable.

G.    Statement by experts.

        Not applicable.

H.    Documents on display.

        Copies of our 2003 Dutch and English language annual reports and of this 2003 annual report on Form 20-F are available, without charge. Copies of the exhibits to this 2003 annual report on Form 20-F are available for a duplication fee. If an exhibit is not in English or has not been previously translated into English, a summary of such exhibit in English will be provided. To obtain copies of these documents, please contact ARCADIS N.V, Corporate Development Department, P.O. Box 33, 6800 LE Arnhem, The Netherlands (tel. +31 26 377 8286), or ARCADIS NV, Investor Relations, 88 Duryea Road, Melville, NY 11747, USA (tel. +1 516 391 5262).

I.    Subsidiary information.

        In accordance with articles 379, 392 and 414 Book 2 of the Dutch Civil Code, the list of subsidiaries is filed with the Chamber of Commerce in Arnhem, The Netherlands.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

        We do a substantial amount of business in non-Euro countries. The currencies in these countries may vary in value against the Euro, posing a possible risk to us. This risk is predominantly limited to a translation risk in that our revenues and costs are usually in the same currency. The currency-risk in the balance sheet may lead to a depreciation of the value of certain foreign assets and liabilities, but the net effect of these depreciations on our economic position is limited.

        There is only a limited risk that net cash flow, denominated in the currencies in which the operating companies perform their purchasing and selling activities, will be negatively influenced by exchange rate changes.

        Financial instruments are not used to cover the risk associated with the conversion into Euros of equity and income from foreign operations and non-consolidated companies outside the Euro-zone.

Interest Rate Risk

        We manage interest rate risks by financing fixed assets and part of current assets with shareholders' equity, provisions and long-term debt. The remainder of current assets is financed with short-term debt including revolving bank credits with variable interest rates. Based on our interest risk profile, financial instruments were not used during 2003 (as well as 2002) to cover the risk. This risk is only applicable to long-term debt and bank overdrafts in our balance sheet (see our Consolidated Balance Sheets included in Item 18) amounting to € 35.7 million at year-end 2003. A movement in interest rate by 100 basis points would, based on our financial instruments that are subject to changes in interest rates, have a negative or positive effect on net income of less than € 0.2 million.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not Applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not Applicable.

ITEM 15.    CONTROLS AND PROCEDURES

        (a) Disclosure Controls and Procedures. Our management, including our Chairman and Chief Executive Officer and our Corporate Director of Finance have evaluated the effectiveness of our disclosure controls and procedures (as defined in U.S. Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F, and have concluded that, as of such date, our disclosure controls and procedures were effective.

        (b) Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2003, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Our Supervisory Board has determined that Mr. van Tets, one of our Supervisory Board Audit Committee members, qualifies as a financial expert under the Sarbanes-Oxley Act of 2002. The Supervisory Board in particular took into consideration the experience of Mr. van Tets set out at Item 6 of this annual report.

ITEM 16B.    CODE OF ETHICS

        In the fall of 2002, we adopted the "ARCADIS General Business Principles", which is a code of ethics. This code serves as a guideline for our business decisions and activities around the world, is applicable to all levels of the organization, and applies to overall company activities, as well as the conduct of individual employees, including our principal executive officer, principal financial officer, principal accounting officer or controller. These principles highlight our commitment to conducting business with integrity (one of our three core values). The ARCADIS General Business Principles will be filed as an exhibit to this 20-F, and is also posted on our website: www.ARCADIS-global.com.

        The General Business Principles describe the commitments we apply to ourselves in our relationships with society, clients, employees, and shareholders. With regard to society, this not only implies a commitment to abide by national laws and respect local cultures, but also implies a commitment to respect the surroundings and the environment when executing a project. With regard to clients, we want to be a reliable partner that continually works on improving our services through investing in the collective knowledge and skills of our employees. We also commit ourselves to delivering our services under contractual obligations that are not contrary to our independent professional judgment and objectivity (professional integrity). In addition, we ensure full transparency regarding possible conflicts of interest in the execution of our services. With regard to employees, we commit ourselves to be an equal opportunity employer, offering personal development and career opportunities in healthy and safe working conditions. In addition, the General Business Principles contain guidelines on the provision and acceptance of gifts. With regard to shareholders, we focus on increasing shareholder value through sustainable dividend payments while retaining sufficient funds to generate profitable growth, and on conducting our operations in accordance with internationally accepted principles of good governance, providing timely, regular, and reliable information on our activities, financial condition, and performance.

        The General Business Principles became effective worldwide in early 2003. The management of each operating company is responsible for implementing the General Business Principles and certifying their implementation in a Letter of Representation. All employees have been provided with a copy of the principles, while new employees receive a copy of the principles on their first day of employment. The principles stipulate that employees will not be held responsible for the loss of work resulting from abiding by the General Business Principles, nor will they suffer negative consequences for reporting violations of the principles. A violation of the principles, however, can lead to sanctions up to and including termination of employment.

        During the first half of 2003, a "toolbox" was designed to assist management in the implementation of the General Business Principles. This toolbox consists of aids for identifying and discussing integrity dilemmas in daily practice. In addition, suggestions are presented for securing the General Business Principles in the organization. The status of implementing the General Business Principles was discussed with the management of the operating companies concurrent with discussions about 2003 second half quarterly results.

        At the end of 2003, the General Business Principles were amended based on the Sarbanes-Oxley Act and NASDAQ stock exchange regulations. This resulted in two additional components: a reporting procedure for violations, including a whistle blower provision, and a procedure related to adjustments and deviations. In addition, "Supplemental Standards for ARCADIS Senior Financial Officers," which provide guidelines to ensure the integrity and reliability of our financial disclosures, were added.

        The General Business Principles do not offer tailor-made solutions for every dilemma we may encounter in the performance of our jobs. Employees are, therefore, encouraged to recognize and discuss these dilemmas so that, where necessary, management can assume responsibility for the decision. It is through this active integrity policy that we can fulfill our commitment to integrity.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Fees and Services.    The following table details the aggregate fees billed by our principal accountant, KPMG Accountants N.V., for the last two fiscal years for various services (in thousands):

Type of Services Provided	2003	2002
Audit Fees	€ 1,004	€ 803
Audit-Related Fees (a)	301	445
Tax Fees (b)	395	620
All Other Fees (c)	4	78

(a)
Audit-related fees for the years ended December 31, 2003 and 2002 consist of fees for services that are traditionally performed by the independent accountants. These services include accounting consultations, internal control reviews on implementation of information systems, services related to the implementation of Sarbanes-Oxley § 404, and other similar services, consultations concerning financial accounting and reporting standard (especially related to the transition to International Financial Reporting Standards), due diligence and audits in connection with acquisitions or divestments.
(b)
Tax fees as of the years ended December 31, 2003 and 2002 consist of fees expensed for tax planning services and tax advice.
(c)
All other fees mainly consist of fees for information systems services and security review, and for reviews and process improvement and advice.

        Audit Committee Pre-Approval Policies and Procedures.    The Audit Committee of our Supervisory Board has adopted a charter which details the duties and responsibilities of our Audit Committee. These duties and responsibilities include, among other things, reviewing and monitoring our financial statements and internal accounting procedures, approving the scope and terms of audit services to be provided by our independent auditor and monitoring the services provided by our independent auditor. All non-audit services provided by our independent auditor must be pre-approved by our Audit Committee. The Audit Committee will consider whether the provision of such services by our auditor is compatible with our auditor's independence. The Chairman of our Audit Committee may approve additional non-audit services in amounts up to a maximum of € 10,000, but such approval must be disclosed to the full Audit Committee at its next meeting.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

        Not Applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not Applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        We have elected to report under Item 18.

ITEM 18. FINANCIAL STATEMENTS

Independent Auditors' Report

The Executive Board, Supervisory Board and Shareholders of
ARCADIS NV

        We have audited the accompanying consolidated balance sheets of ARCADIS NV and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, cash flows, and changes in shareholders' equity for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ARCADIS NV and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with generally accepted accounting principles in the Netherlands.

        As discussed in Note 1 to the consolidated financial statements, ARCADIS NV changed its method of accounting for the dividend proposal in the year ended December 31, 2003. As required by accounting principles generally accepted in the Netherlands, this change in accounting was reported by restating the financial statements of prior periods.

        Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 17 to the consolidated financial statements.

KPMG Accountants N.V.
De Meern, The Netherlands
March 5, 2004

ARCADIS NV
CONSOLIDATED BALANCE SHEETS
(in thousands of EUR, except share amounts)

	At December 31,
	2003	2002
		(as restated)
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)	31,258	53,248
Receivables (Note 5)	186,813	187,757
Inventories (Note 6)	15,208	21,489
Other current assets	15,321	17,940

Total current assets	248,600	280,434

Property, plant and equipment (Note 7)	44,872	41,152
Intangible assets (Note 7)	41,391	12,659
Investments in non-consolidated companies (Note 8)	5,281	2,940
Other long-term investments	1,051	1,440
Other assets	6,059	5,187

Total assets	347,254	343,812

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	61,482	64,202
Accrued expenses	7,723	6,177
Other current liabilities (Note 9)	81,312	89,475
Current portion of long-term debt (Note 10)	2,950	1,019

Total current liabilities	153,467	160,873

Long-term debt (Note 10)	29,724	27,566
Other long-term liabilities (Note 11)	19,968	13,537

Total liabilities	203,159	201,976

Minority Interest	7,557	7,135
Shareholders' equity (Note 12):
Priority shares — EUR 0.05 par value — Authorized, issued and outstanding 200 shares as of December 31, 2003 and 2002, respectively	—	—
Cumulative Financing preferred stock — EUR 0.05 par value — 10,000,000 shares authorized. No shares issued or outstanding at December 31, 2003 and 2002	—	—
Cumulative preferred stock — EUR 0.05 par value — 50,000,000 shares authorized. No shares issued or outstanding at December 31, 2003 and 2002	—	—
Common stock — EUR 0.05 par value — 40,000,000 shares authorized. Issued and outstanding 20,430,377 and 20,296,674 shares at December 31, 2003 and 2002, respectively	1,022	1,014
Additional paid-in capital	35,985	35,066
Foreign currency translation adjustment	(13,709)	(3,765)
Other reserves	113,240	102,386

Total shareholders' equity	136,538	134,701

Total liabilities and shareholders' equity	347,254	343,812

See Accompanying Notes to the Consolidated Financial Statements

ARCADIS NV
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of EUR, except share and per share amounts)

	For the years ended December 31,
	2003	2002	2001
Gross revenue	840,643	819,137	797,357
Materials, services of third parties and subcontractors	245,221	241,358	233,911
Net revenue	595,422	577,779	563,446
Operational cost (Note 14)	543,285	518,913	509,178
Depreciation	16,118	15,945	15,423
Amortization of goodwill	1,157	191	64
Operating income	34,862	42,730	38,781
Financing income/(expense) net	(2,842)	(2,215)	(2,657)
Income from operations before taxes	32,020	40,515	36,124
Taxes on income (Note 15)	11,691	14,427	12,509
Income of consolidated companies from operations, after taxes	20,329	26,088	23,615
Income from non-consolidated companies and long-term investments, after taxes	2,583	660	542
Group income from operations after taxes	22,912	26,748	24,157
Extraordinary income/(expenses) before taxes	—	—	835
Taxes on extraordinary items	—	—	1,117
Extraordinary income/(expenses) after taxes		—	1,952

Group income after taxes	22,912	26,748	26,109
Minority interest	(1,544)	(2,080)	(1,025)

Net income	21,368	24,668	25,084

Earnings per share:
Basic net income per share of common stock	1.05	1.21	1.24
Diluted net income per share of common stock	1.05	1.20	1.23
Basic weighted average number of shares outstanding	20,364	20,291	20,280
Diluted weighted average number of shares outstanding	20,375	20,357	20,338

See Accompanying Notes to the Consolidated Financial Statements.

ARCADIS NV
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of EUR)

	For the years ended December 31,
	2003	2002	2001
Cash flow from operating activities
Net income	21,368	24,668	25,084
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	1,544	2,080	1,025
Depreciation and amortization	17,275	16,136	15,487
Income from non-consolidated companies	(1,179)	(364)	296
Decrease / (increase) of receivables and other current assets	12,439	(5,116)	4,520
Decrease of inventories	7,035	3,368	2,045
(Decrease) / increase of current liabilities	(5,664)	6,302	(2,182)
(Decrease) / increase of long-term liabilities	6,308	(1,307)	3,430

Net cash provided by operating activities	59,126	45,767	49,705

Cash flow used in investing activities
Investments in property, plant & equipment and intangible assets	(18,238)	(14,195)	(15,334)
Divestments of property, plant & equipment and intangible assets	1,449	932	1,913
Investments in non-consolidated companies	(4,313)	(4,992)	(2,869)
Divestments of non-consolidated companies	1,921	1,493	7,018
Investments in consolidated interests, net of cash acquired	(41,768)	(11,247)	(2,834)
Divestments of consolidated companies, net of cash sold	549	(36)	(1,425)
Purchase of own shares	(917)	(3,225)	—

Net cash used in investing activities	(61,317)	(31,270)	(13,531)

Cash flow used in financing activities
Dividends paid	(9,754)	(9,322)	(8,138)
Proceeds from issuance of common stock	1,214	112	77
Increase in long-term debt	7,722	6,929	867
Repayment of long-term debt	(5,457)	(1,504)	(1,097)
Net change in short-term borrowings and bank overdrafts	(10,746)	3,172	(2,903)

Net cash provided by (used in) financing activities	(17,021)	(613)	(11,194)

Effect of exchange rate differences on cash balances	(2,778)	(4,315)	379

Cash and cash equivalents:
Net increase (decrease) during the year	(21,990)	9,569	25,359
Balance at beginning of year	53,248	43,679	18,320

Balance at end of year	31,258	53,248	43,679

See Accompanying Notes to the Consolidated Financial Statements

ARCADIS NV
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(in thousands of EUR, except per share amounts)

	Priority Shares	Common Shares	Share Capital	Additional Paid-in Capital	Revaluation reserve real estate	Foreign currency translation adjustment	Other reserves	Total
Balance at December 31, 2000 (as restated)	200	20,275,158	1,014	34,877	104	5,742	73,422	115,159
Net income							25,084	25,084
Dividends declared (EUR 0.44 per share)							(7,907)	(7,907)
Issuance of shares of common stock		9,283		77				77
Foreign currency translation adjustments						2,159		2,159
Acquired goodwill and equity share in goodwill paid for non-consolidated companies							(731)	(731)
Revaluation of real estate					(104)			(104)

Balance at December 31, 2001 (as restated)	200	20,284,441	1,014	34,954	—	7,901	89,868	133,737
Net income							24,668	24,668
Dividends declared (EUR 0.48 per share)							(8,925)	(8,925)
Issuance of shares of common stock		12,233		112				112
Own share purchase for granted options							(3,225)	(3,225)
Foreign currency translation adjustments						(11,666)		(11,666)

Balance at December 31, 2002 (as restated)	200	20,296,674	1,014	35,066	—	(3,765)	102,386	134,701
Net income							21,368	21,368
Dividends declared (EUR 0.48 per share)							(9,597)	(9,597)
Own share purchase for granted options							(917)	(917)
Issuance of shares of common stock		133,703	8	919				927
Foreign currency translation adjustments						(9,944)		(9,944)

Balance at December 31, 2003	200	20,430,377	1,022	35,985	—	(13,709)	113,240	136,538

See Accompanying Notes to the Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. Summary of Significant Accounting Policies

General

        ARCADIS NV is a public company organized under the laws of the Kingdom of The Netherlands. Its principal office is located at: Utrechtseweg 68, 6812 AH, Arnhem, the Netherlands. Phone: *31-26-3778911.

        ARCADIS NV and its consolidated subsidiaries ("ARCADIS" or the "Company"), is an international provider of comprehensive knowledge-based consulting services in the areas of infrastructure, environment, buildings and communications.

        The Consolidated Financial Statements of ARCADIS have been prepared in accordance with generally accepted accounting principles in the Netherlands ("NL GAAP" or "Netherlands GAAP"). Note 17 includes a summary of the differences between Netherlands GAAP and U.S. GAAP that have a material effect on net income and shareholders' equity. Unless otherwise stated, and except for share and per share amounts, all amounts are presented in thousands of EUR.

Change in Accounting for Dividend Proposal

        Consistent with the recent changes in the guideline issued by the Council for Annual Reporting (Raad voor de Jaarverslaglegging), the accounting for the dividend proposal has been changed. Previously, the dividend proposal was treated as debt under current liabilities in the year under report. The changed guideline prohibits this until the Annual General Meeting of Shareholders approves the proposal. As required by accounting principles generally accepted in the Netherlands, this change in accounting was reported by restating the financial statements of prior periods. The effects of this restatement were as follows:

	As of December 31,
	2002	2001	2000
Shareholders' equity, as previously reported	124,959	124,812	107,252
Effect of restatement	9,742	8,925	7,907
Shareholders' equity after restatement	134,701	133,737	115,159

Use of Estimates in the Preparation of Financial Statements

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

        Significant estimates in these financial statements include work in progress, impairment of goodwill and other assets, pensions, provisions for contingent liabilities, income taxes and allowances for doubtful accounts receivables.

Principles of Consolidation

        The Consolidated Financial Statements include the accounts of ARCADIS and the companies which ARCADIS directly and/or indirectly controls. All intercompany transactions have been eliminated. On December 31, 1995, the Company acquired a 50% interest in Grupo EP Eptisa, Spain. The investment is accounted for on a proportionate basis under NL GAAP, by recording the Company's 50% share of the assets, liabilities and revenues and expense items of Grupo EP Eptisa.

        In 2003, the joint venture ARCADIS Aqumen Facility Management B.V. was set up. This 50% participation is accounted for on a proportionate basis under NL GAAP too.

Conversion of Foreign Currencies

        Assets and liabilities denominated in foreign currencies are converted into EUR at rates of exchange on the respective balance sheet dates. For statement of income data, amounts in foreign currencies are converted into EUR at the quarterly average rate over the respective reporting period. Exchange rate differences are included in income, except those arising from the translation of shareholders' equity of foreign entities outside the EUR countries, which are directly added to or deducted from equity.

Principles of Valuation of Assets and Liabilities

  Goodwill

        Goodwill represents the amount paid on acquisition of participations in excess of the net equity value calculated in accordance with the valuation principles of ARCADIS NV. Goodwill paid in the years up to and including 2000 was charged directly to equity. Goodwill paid from 2001 onward for new acquisitions is capitalized and linear amortized, based on its estimated economic life. The goodwill is evaluated annually for impairment. This evaluation is performed per reporting unit and based on valuation models that incorporate expected future cash flows and profitability projections. To date, there has been no impairment of these assets.

  Intangible fixed assets

        Software is valued at historical cost. Annual linear depreciation is 20% to 33%, unless software becomes obsolete, in which case the entire book value is written off.

  Tangible fixed assets

        Real estate is valued at historical cost. The level of annual linear depreciation of buildings is determined by the estimated economic life and amounts in general to 3% of the book value at the beginning of the year. Land and rural properties are not depreciated.

        Furniture and fixtures are valued at historical cost. Historical cost is reduced by annual depreciation, based on the estimated economic life. For furniture and fixtures, annual depreciation is 12% to 33% of historical cost.

  Financial fixed assets

        Non-consolidated companies in which ARCADIS has significant influence, are valued at net equity value. Non-consolidated companies in which ARCADIS does not have significant influence, and long-term receivables are valued at purchase price. If necessary, a deduction is made for permanent devaluation.

  Inventories

        Goods for resale, raw materials, and supplies are valued at the lower of cost or market value on balance sheet date.

        Work in progress is valued at full cost price of the work performed per project, less advances, and increased by the related share of expected profit on the project, calculated according to the percentage-of-completion method, in which the actual full costs are calculated as percentage of the expected costs up to the end of the project. Included in this cost price is a systematically determined surcharge for indirect costs. When valuing work in progress, provisions are made for expected losses on current projects, which are calculated up to the completion of the project. Furthermore, projects for which no confirmation of order has been received are valued at zero.

  Receivables

        Outstanding amounts due from customers for deliveries and work performed have been included under "Receivables" and are valued at nominal value, less provisions for doubtful debts or for debts which are outstanding for longer periods than is generally accepted in the respective countries.

  Provisions

        Provisions are calculated at nominal value, except for provisions for pensions and similar obligations, which in principle are based on actuarial calculations. Provisions for deferred taxes are based on the timing differences between book value and value for tax purposes of assets and liabilities at current rates.

  Others

        Other assets and liabilities are stated at nominal value.

Method of Determination of Income

  Gross revenue

        Gross revenue are the total amounts charged to customers, less sales- related taxes. To provide a correct presentation of the Company's activities, adjustments are made for changes in work in progress. The change in work in progress includes the results of the current projects.

        Profits on projects are recorded according to the percentage-of-completion method. Losses, calculated up to the completion of the project, are recorded as soon as the loss situation is known. The balances of the projects on which no confirmation of order has been received are charged to income.

  Materials, services of third parties, and subcontractors

        This amount represents all project- related costs of materials and services charged by third parties including the costs of subcontractors.

  Operational cost

        All costs in relation to employees, as well as non-project-related out-of-pocket expenses are taken into account as operational cost in the year to which these items relate.

  Depreciation

        Depreciation of buildings is calculated on the basis of the book value at the beginning of the year. For software, furniture, and fixtures, the level of depreciation is determined by the estimated economic life and the historical cost is taken as the basis.

  Taxes

        Income taxes comprise both current and deferred taxes. No taxes are charged to profits to the extent that they can be offset against losses in prior years. Taxes are deducted from losses to the extent that they can definitely be offset.

  Income from non-consolidated companies

        The proportionate share in earnings from non-consolidated participations is accounted for in the year these earnings are booked by those participations. For non-consolidated companies in which ARCADIS does not have significant influence, annual dividends received are included in income.

  Other

        Non-project-related costs, financing income/expenses, and extraordinary items are accounted for in the year to which these items relate.

  Goodwill

        Goodwill is linear amortized over the estimated economic life of the acquisitions and in principle is set at 5% per year.

  Earnings per share

        Basic earnings per share are computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are computed using the weighted average number of ordinary shares and exercisable options outstanding during the period, as far as the exercise price of these options is lower than the share price. The calculations are done by separating the number of own shares temporarily purchased by the Company to cover granted options.

Net Income Per Share of Common Stock

        The weighted average number of shares outstanding, and the weighted average number of diluted shares for the years presented were as follows:

Year	Priority Shares	Shares of Common Stock	Diluted Number of Shares of Common Stock
2003	200	20,363,726	20,374,632
2002	200	20,290,758	20,356,675
2001	200	20,279,999	20,337,576

        The diluted number of shares is calculated by using the monthly number of options outstanding and the monthly average stock price on the Nasdaq National Market. Only options with exercise prices below the average stock price are taken into account.

NOTE 2. Acquisitions and Divestments

        The following eight companies were acquired in 2003:

  •
  Fally in Belgium brings expansion to ARCADIS' presence in the Walloon provinces. The acquisition of the firm Domus Nitida, also in Belgium, added expertise in the field of facility management.

  •
  Homola Projektmanagement in Germany specializes in project and program management and is an addition to the existing activities in the German market.

  •
  Brazilian Tetraplan provides consulting services in the area of ecology and environmental policy to the Brazilian government and strengthens our position in that market.

  •
  In the United States, three companies were added; all active in the infrastructure market: Finkbeiner, Pettis & Strout, involved in wastewater treatment and active in Ohio, Michigan,

    North Carolina and Virginia, and Reese Macon and Lawson, Noble & Webb, both active in the growing Florida infrastructure market.

  •
  The acquisition of PRC Bouwcentrum in The Netherlands added project management and consulting capabilities, as well as access to new market segments such as health care and education.

        The total investment for acquisitions in 2003 was € 42 million, and resulted in goodwill of € 32 million. This also includes the expansion of the Company's share in ARCADIS Geotecnica in Chile from 67% to almost 100%, as of January 1, 2003. A goodwill amount of EUR 12.0 million is expected to be fully deductible for tax purposes. The goodwill paid in 2003 was assigned as follows (in millions):

The Netherlands	€ 14.7
North and South America	13.7
Europe	3.7
Other regions	—

Total goodwill paid	€ 32.1

        There are no contingent payments to be made in relation to these acquisitions.

        In 2002, ARCADIS acquired, through its Spanish subsidiary Grupo EP, a 100% interest in Casta S.A. Casta specializes in facility management services and has focused its activities around residences for dependent senior people. Annual gross revenues of Casta amount to approximately EUR 4 million. The company employs 140 people (mostly part-time), and currently has a total of some 340 beds under management. The total amount paid for this acquisition was EUR 1.7 million, including approximately EUR 1.5 million of goodwill. The acquisition of Casta was made to improve ARCADIS' strategy to further develop its position in the market for facility management. The acquisition has been consolidated by Grupo EP as from the second quarter 2002.

        In 2002, ARCADIS also acquired FC International SA, a French-based consulting engineering firm specializing predominantly in infrastructure design and environmental consulting. This company employs almost 800 people, and has annual gross revenues of approximately EUR 70 million. The total amount paid for this acquisition was EUR 12 million, including EUR 5.8 million of goodwill. This acquisition is made to increase in the strategy to build home market positions in key European markets. FCI was consolidated into ARCADIS' financials as of July 1, 2002.

        In 2001, ARCADIS acquired through its Brazilian subsidiary ARCADIS Logos Engenharia SA a 100% interest in Enerconsult SA, São Paulo, Brazil, and a 70% interest in ARCADIS Hidro Ambiente SA, São Paulo, Brazil. The total amount paid for these interests was approximately EUR 1.6 million, including approximately EUR 1.0 million of goodwill.

        In 2001, the interests in the minority participations Analytico BV and Sageos SA were sold. Total proceeds were EUR 8.6 million, and the gain was EUR 4.0 million. In accordance with Dutch GAAP, this amount has been taken into account as extraordinary gain.

        All acquisitions during 2003, 2002, and 2001 were accounted for by the purchase method. Goodwill generated by these acquisitions before the year 2001 has been charged against shareholders' equity, while the goodwill paid after 2000 was capitalized and is amortized over its economic life, which normally is estimated to be 20 years. None of the goodwill paid in 2002 and 2001 is deductible for tax purposes, while of the goodwill paid in 2003, only the goodwill paid on the United States acquisitions is tax deductible.

NOTE 3. Geographic Data

Market Area Information

        Presented below is the geographic segmentation which coincides with the Company's reporting structure. There is almost no differentiation in the type of services provided by the various group companies. Therefore no other segmentation information is included. The information presented below illustrates the performance in the geographical areas in terms of gross revenue, operating income, identifiable assets, and expenditures and depreciation with respect to property, plant & equipment and intangible assets, and extraordinary items. Financing expenses and taxes on income, among others, are not presented, because the Company manages its segments on an operating income basis.

GROSS REVENUE	2003	2002	2001
The Netherlands	297,810	302,012	310,687
North and South America	271,400	291,753	309,558
Europe	226,950	184,328	145,251
Other regions	47,542	47,211	37,770

Subtotal	843,702	825,304	803,266

Intra group The Netherlands	(1,581)	(4,596)	(4,543)
Intra group North and South America	(275)	(132)	(64)
Intra group Europe	(1,061)	(1,262)	(1,056)
Intra group Other regions	(142)	(180)	(246)

Total gross revenue	840,643	819,137	797,357

OPERATING INCOME	2003	2002	2001
The Netherlands	11,735	16,880	18,025
North and South America	11,573	17,386	15,340
Europe	10,864	7,495	4,977
Other regions	690	969	439

Total operating income	34,862	42,730	38,781

ASSETS	2003	2002	2001
The Netherlands	211,465	225,359	235,484
North and South America	100,967	96,389	105,793
Europe	121,995	115,785	72,877
Other regions	16,224	19,513	10,706
Eliminations	(115,788)	(122,801)	(121,335)

Subtotal	334,863	334,245	303,525

Non-consolidated companies, long-term investments, and other assets	12,391	9,567	6,420

Total assets	347,254	343,812	309,945

INVESTMENTS IN PROPERTY, PLANT & EQUIPMENT, AND SOFTWARE	2003	2002	2001
The Netherlands	9,089	5,150	7,894
North and South America	3,900	5,543	5,018
Europe	5,104	3,448	2,368
Other regions	145	54	54

Total investments in property, plant & equipment	18,238	14,195	15,334

DEPRECIATION	2003	2002	2001
The Netherlands	7,332	7,878	7,747
North and South America	4,415	4,377	4,892
Europe	3,919	3,355	2,596
Other regions	452	335	188

Total depreciation	16,118	15,945	15,423

EXTRAORDINARY ITEMS	2003	2002	2001
The Netherlands	—	—	1,952
North and South America	—	—	—
Europe	—	—	—
Other regions	—	—	—

Total extraordinary items	—	—	1,952

NOTE 4. Cash and Cash Equivalents

        The Company's policy is to invest cash in excess of operating requirements in highly liquid investments with a maturity of three months or less. Cash and cash equivalents at December 31, 2003, and 2002 consisted of the following:

	2003	2002
Cash in banks and on hand	30,102	52,210
Cash in banks restricted for taxes/social security premiums	576	301
Time deposits	580	737

Total cash and cash equivalents	31,258	53,248

NOTE 5. Receivables

        Receivables maturing within one year as of December 31, 2003 and 2002 consisted of:

	2003	2002
Trade receivables	194,673	193,229
Provision for bad debts	(10,879)	(8,828)
Receivables from non-consolidated companies	3,019	3,356

Total receivables	186,813	187,757

        The provision for bad debts has developed as follows:

	2003	2002	2001
Balance at beginning of year	8,828	9,866	9,336
Addition charged to income	2,864	2,330	3,306
Exchange rate results	(408)	(473)	89
Deductions	(2,723)	(2,895)	(2,405)
Acquisitions / divestments	2,318	—	(460)

Balance at end of year	10,879	8,828	9,866

NOTE 6. Inventories

        Inventories at December 31, 2003 and 2002 consisted of:

	2003	2002
Raw materials and supplies	64	95
Work in process	15,008	21,216
Goods for resale	136	178

Total inventories	15,208	21,489

        Costs and Estimated Earnings on Uncompleted Contracts are as follows:

	2003	2002
Costs incurred on uncompleted contracts	637,802	584,149
Estimated earnings	23,169	28,075

Subtotal	660,971	612,224

Less: Billings to date	645,963	591,008

Total work in process	15,008	21,216

All amounts are expected to be collected within 1 year
	2003	2002
Costs incurred and estimated earnings in excess of billings	55,051	54,180
Billings in excess of costs incurred and estimated earnings	(40,043)	(32,964)

Total work in process (see note 17(e))	15,008	21,216

Amount of advances received	12,492	7,110
Amount of retentions held by clients	2,547	1,127

NOTE 7. Property, Plant and Equipment and Intangible Assets

        Property, plant and equipment at December 31, 2003 and 2002 consisted of:

	Land and Buildings	Furniture and Fixtures	Rural Properties	Total
At December 31, 2003
Historical cost	17,338	113,860	40	131,238
Accumulated depreciation	(5,177)	(81,180)	(9)	(86,366)

Net book value	12,161	32,680	31	44,872

At December 31, 2002
Historical cost	10,251	101,523	40	111,814
Accumulated depreciation	(2,421)	(68,241)	( —)	(70,662)

Net book value	7,830	33,282	40	41,152

        Rural properties consist of real estate which is not directly utilized by ARCADIS in its normal operations. At December 31, 2003, the book value of property, plant & equipment financed by mortgages or capital leases was EUR 1,799 (2002: EUR 1,847).

Intangible Assets

        Intangible assets consist of capitalized goodwill and purchased software. The book value based on historical cost was as follows:

	2003	2002
Goodwill
Historical cost	39,595	8,599
Accumulated amortization	(1,412)	(255)

Book value	38,183	8,344

Software
Historical cost	15,915	13,381
Accumulated depreciation	(12,707)	(9,066)

Book value	3,208	4,315

Total book value	41,391	12,659

NOTE 8. Investments in Non-Consolidated Companies

        The principal non-consolidated interests at December 31, 2003 were the Brazilian companies Breitener Energética SA (5.5% owned), Biogás Energia Ambiental SA (33.33% owned) and PIE-RP Termelétrica SA (25.0% owned), and a number of Dutch joint ventures.

        At December 31, 2003 and 2002, consolidated retained earnings included EUR 1,803 and nil undistributed earnings, respectively, from ARCADIS equity method investments. The carrying values of the non-consolidated companies equal the share in equity of these companies. Please see Exhibit 8.1 to this annual report on Form 20-F.

        Accounts receivable from and payables to non-consolidated companies are included in the financial statements as current assets and current liabilities, respectively, and amount to EUR 3,019 and EUR 0, respectively.

Summarized Financial Information of Non-Consolidated Companies

        The following tables present summarized financial information of ARCADIS non-consolidated companies for fiscal years 2003 and 2002 (in millions of EUR)

BALANCE SHEET DATA	2003	2002
Current assets	8.3	15.2
Non-current assets	9.2	1.8

Total assets	17.5	17.0

Current liabilities	10.3	14.4
Non-current liabilities	1.0	3.4
Shareholders' equity	6.2	(0.8)

Total liabilities and shareholders' equity	17.5	17.0

INCOME STATEMENT DATA	2003	2002	2001
Gross revenue	21.9	20.7	17.5
Income before tax	3.3	0.2	0.9
Net Income	3.0	0.0	0.9

        The financial condition and results of operations of the following non-consolidated companies are included in the Balance Sheet Data and Income Statement Data presented above:

Non-Consolidated Company Name	% of Equity and Net Income
Murta Energética SA	34.0%
PIE-RP Termelétrica SA	5.0%
Breitener Energética SA	5.5%
Biogás Energia Ambiental SA	33.3%
Dynamicon BV	40.0%
Ecosystems BV	20.0%
Combinatie Oost-Achterhoek BV	20.0%
Urbanet BV	25.0%
Parkeergroep Nederland BV	46.0%
Brainliner BV	33.3%
Waterwolf Dienstverlening Buitenruimte BV	40.0%
Siberië CV	50.0%
Bioscience Park CV	50.0%
Grubbenvorst VOF	33.3%
Combiflora VOF	50.0%
VOF Meinga	50.0%
VOF Stationseiland	50.0%
VOF De Ruijterkade	50.0%
VOF X-pact	12.0%
VOF Modislab	33.3%

NOTE 9. Other Current Liabilities

        Other current liabilities includes items maturing within one year and at December 31, 2003 and 2002 consisted of:

	2003	2002
Taxes and social security contributions	28,510	37,458
Payable to employees	13,624	21,356
Bank overdrafts and short term borrowings	5,992	15,026
Other liabilities	33,186	15,635

Total other current liabilities	81,312	89,475

NOTE 10. Long-Term Debt

        Long-term debt at December 31, 2003 and 2002 consisted of:

	2003	2002
Bank loans, fixed interest rates of 6.1% and 6.2%, maturing in 2005	18,152	18,152
Various bank loans with interest rates between 4.0% and 10.0% and maturing between 2004 and 2015	12,344	9,353
Capital lease obligations with interest rate Euribor + 0.75% and maturing between 2004 and 2007	2,178	1,080

Subtotal	32,674	28,585

Current portion	(2,950)	(1,019)

Total long-term debt	29,724	27,566

        The weighted average interest rate for 2003 and 2002 on interest bearing debt was 6.0% and 5.7%, respectively.

        The aggregate maturity of long-term debt as of December 31, 2003 is as follows:

Years ending December 31,	Amount
2004	2,950
2005	23,499
2006	2,759
2007	881
2008	1,026
Thereafter	1,559

Total	32,674

        ARCADIS and its consolidated companies have short-term credit facilities available in the amount of EUR 154 million (2002: EUR 137 million) under arrangements with banks at interest rates which approximate the bank's prime rates. At December 31, 2003, an amount of EUR 6.0 million (2002: EUR 15.0 million) was utilized from these credit facilities, and approximately EUR 41 million was used for guarantees (performance bonds), leaving approximately EUR 107 million available. A performance bond is a guarantee given by ARCADIS to the client related to the performance to be provided by ARCADIS. This secures the client with an income, in case ARCADIS would not perform according to the stipulations in the contract for which the performance bond is issued. If, however, ARCADIS fully meets all the requirements, the bond will be canceled.

NOTE 11. Other Long-Term Liabilities

	Deferred taxes	Pension obligations	Reorganization & restructuring	Others	Total
Balance at January 1, 2002	8,183	2,090	1,466	1,313	13,052
Changes 2002 as a result of (De)consolidations	—	848	573	1,435	2,856
Additions	113	747	695	441	1,996
Deductions	(1,944)	(288)	(455)	(599)	(3,286)
Exchange rate differences	(741)	(292)	—	(48)	(1,081)

Balance at December 31, 2002	5,611	3,105	2,279	2,542	13,537
Changes 2003 as a result of (De)consolidations	693	—	—	197	890
Additions	4,990	771	2,340	82	8,183
Deductions	(349)	(201)	(620)	(705)	(1,875)
Exchange rate differences	(380)	(358)	—	(29)	(767)

Balance at December 31, 2003	10,565	3,317	3,999	2,087	19,968

        The long-term liability for pensions are taken by foreign group companies based on local labor conditions. The long-term liability for deferred taxes is almost completely based on the fact that the projects are valued according to the percentage-of-completion method. Therefore, the terms vary per project, but in total the nature is long-term. The long-term liability for reorganizations and restructuring will mostly be used during 2004. The other long-term liabilities consist largely of a liability for litigation, and primarily are of a long-term nature.

NOTE 12. Shareholders' Equity

        Share capital.    At December 31, 2003, ARCADIS' authorized share capital was EUR 5,000,010, divided into 200 priority shares, par value EUR 0.05; 50,000,000 shares of cumulative preferred stock, par value EUR 0.05; 10,000,000 shares of cumulative financing preferred stock (divided over four series of 2,500,000 shares each), and 40,000,000 shares of common stock, par value EUR 0.05. At December 31, 2003, the number of shares issued and outstanding consisted of 200 priority shares, and 20,430,377 shares of common stock. No shares of preferred stock are issued or outstanding.

        The priority shares are held by the "Stichting Prioriteit ARCADIS NV", a non-profit foundation which board is administered by 20 board members: seven members of the ARCADIS' Supervisory Board, three members of the ARCADIS' Executive Board and ten members from the Board of the Foundation Bellevue, a foundation established in Arnhem, who's board members are appointed by and from the international employee base of the ARCADIS group. Under the Articles of Association, certain transactions by ARCADIS must be approved by vote of at least eleven of the directors of the Stichting Prioriteit ARCADIS NV. Actions which require approval of the foundation are as follows:

  (1)
  The issuance, acquisition and disposal of shares in the Company;
  (2)
  Amendments to the Articles of Association;
  (3)
  The dissolution of the Company and the filing for bankruptcy;
  (4)
  The entry into or termination of long-term cooperative ventures of substantial significance; and
  (5)
  Investments (including entering into participations) for an amount equal to at least 25% of shareholders' equity.

        The Stichting Preferente Aandelen ARCADIS NV (Preferred Stock Foundation ARCADIS NV) established in Arnhem since 1995, has as its objective the protection and promotion of the interests of ARCADIS NV and its affiliated companies and all parties involved. The Board of this Foundation consists of four persons appointed by the Company's Executive Board and one person appointed by and from the members of the Company's Supervisory Board, who acts as chairman. The Foundation has been granted the right to acquire the ARCADIS' preferred (protection) shares up to a maximum equal to the number of outstanding shares issued at the date in question. ARCADIS NV has been granted the right to issue the same number of preferred shares to the Foundation. Both options may only be exercised provided the interests of ARCADIS NV, its affiliated enterprises, and all parties involved were to warrant this.

        Stock options.    Prior to the 1993 merger with ARCADIS, the consolidated subsidiary ARCADIS Geraghty & Miller, Inc. had various stock option plans ("ARCADIS Geraghty & Miller Stock Option Plans") which provided for the issuance of incentive or non-qualified stock options to eligible employees. As part of the Merger, ARCADIS assumed all of the outstanding options pursuant to the ARCADIS Geraghty & Miller Stock Option Plans and all of such outstanding options were converted into options to acquire ARCADIS Common Stock. In addition, ARCADIS adopted a new stock option plan which provides for the issuance of incentive or non-qualified stock options to eligible employees of ARCADIS. In general, ARCADIS options become exercisable over a three-year period and are subject to forfeiture in certain circumstances. Each of the plans provide for an expiration date of 10 years, with exceptions in the case of death, disability, termination or retirement.

        A summary of the combined activities under ARCADIS Stock Option Plans for each year in the three-year period ended December 31, 2003 is as follows:

	Number of ARCADIS Shares	Exercise price range in US$	Number of ARCADIS Shares	Exercise price range in EUROS
Balance — January 1, 2001	718,893	6.75 – 15.10	—	—
Granted	118,750	8.00	195,000	9.20
Exercised	—	—	—	—
Cancelled	(146,128)	6.75 – 15.10	—	—

Balance — December 31, 2001	691,515	6.75 – 15.10	195,000	9.20

Granted	35,000	9.44	263,100	8.50 to 10.79
Exercised	(7,993)	8.58 – 9.125	—	—
Cancelled	(42,498)	6.75 – 15.10	—	—

Balance — December 31, 2002	676,024	6.75 – 11.50	458,100	8.50 to 10.79

Granted	133,841	8.70 – 11.85	521,029	8.50 to 8.93
Exercised	(133,703)	6.75 – 11.00	—	—
Cancelled	(68,394)	6.75 – 11.50	(26,000)	8.93 to 10.79

Balance — December 31, 2003	607,768	6.75 – 11.85	953,129	8.50 to 10.79

        At December 31, 2003 and 2002, options to purchase 294,159 and 368,874 shares, respectively, were exercisable.

        Total options outstanding and exercisable at December 31, 2003 were as follows:

Options Outstanding				Options Exercisable
Option Price Per Share	Number Remaining	Weighted Average Life	Weighted Average Exercise Price Per Share	Number	Weighted Average Exercise Price Per Share
$6.75-8.50	251,427	6.2	$7.40	94,992	$7.12
$8.51-10.00	118,493	6.7	9.11	51,167	9.20
$10.01-11.50	237,848	5.0	11.28	148,000	11.18

	607,768		9.25 (average)	294,159	9.53 (average)

EUR 8.50	9,000	8.5	EUR 8.50	—	—
EUR 8.50	230,779	9.5	EUR 8.50	—	—
EUR 8.93	288,750	9.5	EUR 8.93	—	—
EUR 9.20	190,000	7.5	EUR 9.20	—	—
EUR 10.79	234,600	8.5	EUR 10.79	—	—

	953,129		EUR 9.33 (average)

        Additional paid-in capital.    Additional paid-in capital represents the premium paid in excess of par value of shares at the time of issuance of new shares or exercise of stock options. If ARCADIS declared a distribution to shareholders of additional paid-in-capital, at least EUR 17.4 million of the additional paid-in capital would not be taxable under the 1964 Dutch income tax legislation.

        Revaluation reserve group companies.    The revaluation reserve was related to the valuation of subsidiary companies and arose in 1982 in connection with ARCADIS' reorganization. The reserve could only be distributed in part or in its entirety if some or all of the revalued companies were divested. At December 31, 2003, it was decided to add the revaluation reserve group companies of EUR 14.6 million retroactively to the retained earnings.

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

        Statutory reserve.    Under Netherlands GAAP, a non-distributable statutory reserve must be established and maintained by a holding company for the non-distributable retained profits of its subsidiaries. Distributions from this reserve are not possible until the subsidiary for which the reserve is being maintained is itself allowed to make a distribution of its retained profits. At December 31, 2003 and 2002, there was no statutory reserve.

        Retained earnings.    The Executive Board is authorized to propose to the Annual General Meeting of Shareholders, with the approval of the Supervisory Board, which part of the profit shall be paid as dividend. That which remains shall be added to the equity of the Company. The holder of the priority shares is entitled to a dividend of 5% of the par value of the priority shares. For fiscal year 2003, the Executive Board with the approval of the Supervisory Board proposes to present for approval by the Annual General Meeting of Shareholders a dividend amount of EUR 9,807,000 which represents a dividend of EUR 0.48 per outstanding share of common stock. On May 12, 2004, the Annual General Meeting of Shareholders of ARCADIS NV approved the 2003 dividend proposal. For fiscal year 2002, a dividend was proposed and accepted amounting to EUR 0.48 per outstanding share of common stock. There are no restrictions on the distribution of retained earnings.

NOTE 13. Commitments and Contingent Liabilities

        Banks have issued guarantees (performance bonds) up to the amount of € 41.0 million (2002: € 28.9 million).

        Payments made under non-cancelable operating leases during 2003, 2002 and 2001 were EUR 29.9 million, 30.2 million and EUR 25.7 million, respectively. Commitments on account of rent and operational lease contracts amount to € 124.9 million (2002: € 134.6 million). The average duration of these contracts is approximately 3.5 years. Future minimum payments for these non-cancelable operating leases during the next five years and thereafter are as follows (in millions of EUR):

Years ending December 31,	Amount Operational Lease	Amount Financial Lease
2004	32.8	0.3
2005	24.7	0.6
2006	17.0	0.3
2007	12.3	0.3
2008	13.5	0.3
Thereafter	24.6	0.4

Total	124.9	2.2

        At December 31, 2003, ARCADIS had EUR 1.0 million commitments arising from acquisitions and participations.

Litigation

        ARCADIS NV and its group companies are from time to time involved in litigation issues, all of which are contested. There are no asserted or pending claims or other litigation against ARCADIS which, in the opinion of ARCADIS' Executive Board and based on legal advice, could materially and adversely affect its consolidated financial condition or its results of operations or its cash flows.

NOTE 14. Operational Cost

        The operational cost for the years 2003, 2002 and 2001 consist of following items:

	2003	2002	2001
Salaries and wages	311,839	301,935	296,137
Social charges	47,617	42,903	39,504
Pension and early retirement charges	17,448	11,014	8,621
Other personnel costs including temporary labor	51,865	57,555	60,138

Total personnel cost	428,769	413,407	404,400
Occupancy expenses	42,679	39,604	41,681
Travel expenses	30,698	29,309	26,679
Office expenses	23,363	23,240	21,534
Other operational costs	17,776	13,353	14,884

	543,285	518,913	509,178

Note 15. Taxes on Income

        The tax effects of significant timing differences that give rise to year-end deferred tax assets and liabilities are offset within each taxable entity. Deferred tax assets in excess of these amounts are recognized if their realization is more likely than not.

        The geographic breakdown of income before taxes, including income before taxes from non-consolidated companies and long-term investments and including gross extraordinary items in 2003, 2002 and 2001 are as follows:

	2003	2002	2001
The Netherlands	13,073	16,080	18,776
Foreign	21,530	25,095	18,725

Income before taxes	34,603	41,175	37,501

        Income taxes have been classified in the Consolidated Statements of Income as follows:

	2003	2002	2001
On Income from operations before taxes	11,691	14,427	12,509
On Extraordinary items	—	—	(1,117)

Total income tax	11,691	14,427	11,392

        The geographic breakdown of income taxes in the Consolidated Statements of Income is as follows:

	2003	2002	2001
Current tax
The Netherlands	3,215	6,011	4,293
Foreign	3,835	9,840	3,577

	7,050	15,851	7,870

Deferred tax	194	(1,130)	180
The Netherlands	4,447	(294)	3,342
Foreign	4,641	(1,424)	3,522

Total taxes	11,691	14,427	11,392

        At December 31, 2003, operating loss carry-forwards for tax purposes amounted to EUR 1.9 million which can be carried forward indefinitely. Net operating losses of EUR 0.0 million, EUR 0.8 million and EUR 2.9 million were utilized during 2003, 2002 and 2001, respectively. In 2002, operating loss carry-forwards amounting to EUR 4.3 million was eliminated because of deconsolidation.

        The components of deferred taxes included in the Consolidated Balance Sheets at December 31, 2003 and 2002 are as follows:

	December 31, 2003		December 31, 2002
Deferred tax assets:
Net operating losses	1,938		184
Less valuation allowance	(1,938)		(184)

Net deferred tax assets		—		—
Deferred tax liabilities:
Work in process (included in inventories)	10,191		5,331
Other	374		279

Total gross deferred tax liabilities		10,565		5,610

Net deferred tax liabilities		10,565		5,610

        The valuation allowance has been established to reserve for recognition of tax benefits on net operating losses of certain subsidiary companies. The gross operating losses which might be compensated by future profits amount to EUR 5,266 in 2003 and EUR 1,329 in 2002. The change in valuation allowance for fiscal 2003 amounted to an increase of EUR 1.8 million, in 2002 amounted to a decrease of EUR 0.2 million, and in 2001 to an decrease of EUR 0.2 million.

        The following table reconciles the normal corporate tax rate in the Netherlands to the effective consolidated rates:

	2003	2002	2001
Corporate tax rate in the Netherlands	34.5%	34.5%	35.0%
Non taxable items	(2.0)	(0.7)	(5.1)
Utilization of loss carry forward	—	(1.0)	(2.7)
Effect of different foreign tax rates	2.4	2.7	2.9
New loss carry forwards	0.9	0.4	0.3
Settlements	(2.0)	(0.9)	—

Effective tax rates	33.8%	35.0%	30.4%

        Non taxable items relate mainly to income from non-consolidated companies and long-term investments, amortization of goodwill, and the gain on the sale of investments.

        At December 31, 2003, approximately EUR 77.9 million of retained earnings were considered to be permanently reinvested by certain foreign subsidiaries. It is not practicable to estimate the amount of the unrecognized deferred tax liability for these undistributed earnings. Consequently, deferred taxes have not been provided for unremitted earnings of these subsidiaries.

NOTE 16. Pension Plans

        ARCADIS has a number of defined benefit plans covering a large part of its employees. The benefits under these plans are based primarily on years of service and employees' compensation near retirement. The funding policy of the plans is consistent with local requirements. Obligations under the defined benefit plans are met by systematically depositing funds with the trustees or separate foundations, under insurance policies, or by financial statement accruals.

        Pension costs included in the Consolidated Statements of Income for the principal defined benefit plans amounted to EUR 14.2 million charge in 2003, EUR 5.1 million charge in 2002 and EUR 2.3 million charge in 2001 as computed under Netherlands GAAP.

        Pension costs for these defined benefit plans computed in compliance with U.S. GAAP in accordance with Financial Accounting Standards Board Statement No. 87, "Employer's Accounting for Pensions" ("SFAS 87") for each of the years ended December 31, 2003, 2002, and 2001 were as follows:

	2003	2002	2001
Service cost-benefit earned during the period	15,400	13,755	10,244
Interest cost on projected benefit obligations	29,700	31,878	29,949
Expected return on plan assets	(30,747)	(36,769)	(39,909)
Net amortization and deferral	3,177	(1,323)	(8,801)

Net pension cost (credit)	17,530	7,541	(8,517)

        The funded status of these defined benefit pension plans was as follows:

	2003 Accumulated benefits exceed assets	2002 Accumulated benefits exceed assets
Change in benefit obligation
Benefit Obligation at beginning of the year	563,300	547,502
Service cost	15,400	17,198
Interest cost	29,700	31,878
Benefits paid	(27,900)	(25,584)
Actuarial (gain)loss, including changes in assumptions	9,700	(7,694)

Benefit obligation at end of the year	590,200	563,300

Change in plan assets
Fair value of plan assets at beginning of year	513,800	610,020
Actual return on plan assets	58,147	(79,146)
Employer contribution	14,173	5,067
Plan participants' contributions	3,480	3,443
Benefits paid	(27,900)	(25,584)

Fair value of plan assets at end of year	561,700	513,800

Prepaid /(accrued) benefit costs
Funded status	(28,500)	(49,500)
(Asset) at transition	(1,051)	(2,101)
Unrecognized actuarial loss	102,000	124,426
Unrecognized prior service cost	(1,352)	(1,624)

Prepaid/accrued benefit cost	71,097	71,201

Classification of the net balances is as follows:
Prepaid benefit costs	—	—
Accrued benefit liability	(6,700)	(25,599)
Accumulated other comprehensive income	77,797	96,800

Prepaid benefit costs, net	71,097	71,201

The Accumulated Benefit Obligation (ABO) amounted to EUR 568.4 million at December 31, 2003 and EUR 539.6 million at December 31, 2002.

        The pension plan asset allocation for the years 2003 and 2002, and the target allocation for 2004 for the pension plan in the Netherlands by asset category are as follows:

	Target allocation 2004	Percentage of plan assets at December 31, 2003	Percentage of plan assets at December 31, 2002
Equity securities	62%	56%	40%
Long-term interest earning investments	33	35	46
Real estate	5	2	3
Other	—	7	11

Total	100%	100%	100%

        The obligations with respect to pension plans were determined using a discount rate of 5.25% for 2003 and 2002, and 5.75% for 2001, and an assumed long-term rate of compensation increase of 2.25% for 2003 and 2002, and 2.75% for 2001. The expected long-term rate of return on plan assets, used in determining net pension cost was 6% in 2003, 2002 and 2001. Plan assets principally consist of long-term interest earning investments, quoted and listed securities, and real estate assets.

        The principal defined benefit plans referred to above cover approximately 21% of ARCADIS employees. The remaining plans primarily represent defined contribution plans. Expenses for these plans totaled EUR 6.3 million in 2003, EUR 5.9 million in 2002, and EUR 6.4 million in 2001, under both Netherlands and U.S. GAAP.

        Due to the substantial decline of stock markets in 2002, the accumulated benefit obligation for the defined benefit plan exceeded the value of plan assets. As a consequence, the Company recognized additional provisions for minimum pension liabilities. This provision amounted to € 77.8 million and € 96.8 million before taxes at December 31, 2003 and December 31, 2002, respectively, and was created through a direct charge against shareholders' equity. After taxes, the amounts were € 50.6 million and € 62.9 million. At the end of 2001, the value of plan assets exceeded the accumulated benefit obligations.

NOTE 17. Application of Generally Accepted Accounting Principles in the United States of America

        The Netherlands' accounting principles (Netherlands GAAP) applied in the preparation of the Consolidated Financial Statements of ARCADIS NV differ in some respects from those generally accepted in the United States of America (U.S. GAAP). Those differences which have a material effect on net income and/or shareholders' equity are as follows:

        (a) Under U.S. GAAP, the excess of the purchase price over the fair value of identifiable net assets acquired ("goodwill") is capitalized. Prior to the adoption of SFAS 141 and SFAS 142, goodwill was amortized over its estimated useful life ranging between 10 and 25 years. Since the adoption of SFAS 141, which applies to all purchase business combinations completed after June 30, 2001, and the adoption of SFAS 142, which applies to all existing goodwill since January 1, 2002, goodwill is no longer amortized, but an annual impairment test is performed on the remaining unamortized goodwill. Amortization expense under U.S. GAAP related to goodwill was EUR 8.1 million for the year ended December 31, 2001. At year-end 2003, an amount of EUR 42.9 million was capitalized under U.S. GAAP, compared to EUR 41.8 million at the end of 2002. The Company performs its annual impairment test as of the end of December each year. Under Netherlands GAAP, up to and including 2000, goodwill was directly charged to shareholders' equity. From 2001 onward, goodwill arising from new acquisitions is capitalized and amortized, based on its estimated economic life, which is usually 20 years.

        (b) Pension costs included in the Consolidated Statements of Income are computed in accordance with Netherlands GAAP. For defined benefit plans, those amounts are based on the premiums which

ARCADIS is required to pay to the ARCADIS Pension Fund (the "Fund"). These premiums are calculated using actuarial assumptions, which among others, do not take into account future salary increases or employee turnover due to resignations, dismissals or disability. The present value is calculated by applying a discount rate of 4%. These amounts are not reduced by credits relating to overfunding of the Fund, which under Netherlands GAAP is computed by valuing assets at fair market value, unless refunds are actually received from the Fund.

        U.S. GAAP is generally more prescriptive than Netherlands GAAP, and service costs are based on calculations using actuarial assumptions which, among others, include estimated future salary increases and estimated employee turnover related to resignations, dismissals and disability, and the present value is calculated by applying a discount rate of 5.25% for 2003 and 2002, and 5.75% for 2001. Moreover, net periodic pension costs are reduced by credits, if any, representing amortization of overfunding of the Fund, which is calculated by valuing plan assets at fair market value.

        The difference between the pension cost computed under SFAS 87 (U.S. GAAP) and the one computed under Netherlands GAAP is shown in Note 16, and relates principally to the difference in accounting treatment for over- or under funded plans.

        (c) As stated in note 2, during 2001 ARCADIS sold its interests in Analytico and Sageos. Furthermore, Grebner and some minor participations are in the process of liquidation. Under U.S. GAAP the goodwill associated with these investments is written off.

        (d) Under Netherlands GAAP, the total balances of work in process are presented on a net basis. Under U.S. GAAP, the gross amount of projects where costs incurred and estimated earnings exceed billings must be shown as an asset, and the gross amount of projects with billings in excess of costs incurred and estimated earnings must be recorded as a liability. If ARCADIS would present the balance sheet applying this U.S. GAAP method, the balance sheet total would increase by EUR 40.0 million in 2003, and by EUR 33 million in 2002.

        (e) Under Netherlands GAAP, net deferred tax liabilities are classified as provision. Under U.S. GAAP, deferred tax liabilities are classified as current or noncurrent and offset based on the classification of the related asset or liability for financial reporting. Deferred tax assets related to carryforwards are classified according to the expected reversal date of the carryforward.

        (f) The companies Grupo EP (Spain) and AAFM BV (Netherlands) in which ARCADIS holds a 50% interest, are included in the consolidated financial statements on a proportional basis in conformity with Netherlands GAAP. Under U.S. GAAP, the investment in a joint venture should be accounted for under the equity method. This departure from U.S. GAAP would have no effect on shareholders' equity and net income. The financial statements prepared in conformity with Netherlands GAAP include the following amounts in respect of those investments:

PRO RATA SUMMARIZED FINANCIAL INFORMATION	2003	2002	2001
Current assets	41,064	33,813	32,572
Non-current assets	11,046	9,030	5,814

Total assets	52,110	42,843	38,386

Current liabilities	33,191	24,013	23,909
Non-current liabilities	8,430	8,905	5,793
Minority interest	1,259	1,151	1,056

Total liabilities	42,880	34,069	30,758

Shareholders' equity	9,230	8,774	7,628

Gross revenue	64,373	64,785	57,712

Group income from operations	1,416	1,396	1,251

        (h) Under Netherlands GAAP, the balance sheet item Cash and Cash equivalents includes an amount of EUR 0.6 million at December 31, 2003 (EUR 0.3 million at December 31, 2002) which is restricted for payments of taxes and social securities, and therefore not freely available. Restricted amounts would not be included in cash and cash equivalents under U.S. GAAP.

RECONCILIATION OF NET INCOME	2003	2002	2001
Net income in accordance with Netherlands GAAP	21,368	24,668	25,084
Adjustments:
Amortization of goodwill (a)	1,157	191	(2,332)
Pensions (b)	(3,358)	(2,362)	10,772
Write off of goodwill (c)	—	—	(5,715)
Income tax effect of above adjustments	1,175	827	(3,305)

Net income in accordance with U.S. GAAP	20,342	23,324	24,504

Basic net income per common share in accordance with U.S. GAAP	1.00	1.15	1.21
Diluted net income per common share in accordance with U.S. GAAP	1.00	1.15	1.20

Weighted average number of shares of common stock in accordance with U.S. GAAP (in thousands)	20,364	20,291	20,280

        Under U.S. GAAP items classified as extraordinary for Netherlands GAAP would not be so classified.

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

        The dilutive effect of outstanding share options is as follows (in thousands):

	Years ended December 31,
	2003	2001	2000
Weighted average number of common shares	20,364	20,291	20,280
Common shares issuable under option plans	11	65	66

	20,375	20,356	20,346

        Options to purchase 535,404 shares of common stock at prices ranging from US$ 6.75 to US$ 11.50 and options to purchase 952,074 shares of common stock at prices ranging from EUR 8.50 to EUR 10.79 were outstanding, but not included in the computation of diluted earnings per share for the year ended December 31, 2003 because their effect would be anti-dilutive. The exercise price of these options was greater than the average market price of the common shares. These options expire at various dates from 2004 to 2013.

        At December 31, 2002, options to purchase 611,077 shares of common stock at prices ranging from US$ 6.75 to US$ 11.50 and options to purchase 458,100 shares of common stock at prices ranging from EUR 8.50 to EUR 10.79 were outstanding, but not included in the computation of diluted earnings per share for the year ended December 31, 2002. The exercise price of these options was greater than the average market price of the common shares.

        At December 31, 2001, options to purchase 625,387 shares of common stock at prices ranging from US$ 6.75 to US$ 15.10 and options to purchase 195,000 shares of common stock at the price of EUR 9.20 were outstanding, but not included in the computation of diluted earnings per share for the year ended December 31, 2001. The exercise price of these options was greater than the average market price of the common shares.

Stock-Based Compensation

        Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation establishes financial accounting and reporting standards for stock-based employee compensation plans. This statement defines a fair value based method of accounting for employee stock options. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25. ARCADIS accounts for stock-based compensation plans under APB Opinion No. 25 and has recorded no stock-based compensation expense under U.S. GAAP in 2001, 2002 and 2003. Companies that continue to follow the intrinsic value based method must disclose pro-forma earnings and earnings per share information under the fair value method.

        If the fair value based method of accounting had been applied, pro-forma net earnings and earnings per share would have been as follows:

	2003	2002	2001
Net earnings for the year in accordance with U.S. GAAP as calculated above	20,342	23,324	24,504
Effect of recording stock-based compensation expense under the fair value method	(691)	(460)	(541)

Pro-forma net earnings after application of SFAS 123	19,651	22,864	23,963

Pro-forma net earnings per common share after application of SFAS 123 in euros	0.97	1.13	1.18

        In calculating the foregoing pro-forma amounts, the fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002	2001
Dividend	0.48	0.48	0.44
Expected volatility	35.0%	50.0%	50.0%
Risk-free interest rate	4.0%	3.5%	4.5%
Expected life of option	5 years	3 years	3 years
Expected forfeitures	15%	0%	0%

Reconciliation of Shareholders' Equity

	2003	2002 (1)
Shareholders' equity in accordance with Netherlands GAAP	136,538	134,701
Adjustments to reported shareholders' equity, net of tax:
Goodwill (a)	42,870	41,801
Pensions (b)	(9,955)	(25,599)
Income tax effect of above adjustments	3,484	13,669

Shareholders' equity in accordance with U.S. GAAP	172,937	164,572

(1)
As restated

Comprehensive income

        Comprehensive income/(loss) encompasses all changes in shareholders' equity (except those arising from transactions with owners). The comprehensive income and accumulated other comprehensive income as show below, as presented based on U.S. GAAP numbers, and for the years ended December 31, 2003, 2002 and 2001 were as follows:

	Comprehensive income (net of tax)	Accumulated other comprehensive income
Balance — January 1, 2001		9,386
Comprehensive income
Net income	24,504
Foreign currency translation	3,043	3,043
Other	116	116

Comprehensive income	27,663

Balance — December 31, 2001		12,545

Comprehensive income
Net income	23,324
Provision minimum pension liability	(62,920)	(62,920)
Foreign currency translation	(13,668)	(13,668)

Comprehensive income	(53,264)

Balance — December 31, 2002		(64,043)

Comprehensive income
Net income	20,342
Provision minimum pension liability	12,352	12,352
Foreign currency translation	(10,033)	(10,033)

Comprehensive income	22,661

Balance — December 31, 2003		(61,724)

        Pension additional minimum liability includes tax effects charged directly to shareholders' equity of € 6.7 million for the year ended December 31, 2003, and EUR 33.9 million in 2002.

        Foreign currency translation adjustments have no tax effect.

New Accounting Pronouncements

        Netherlands GAAP

  Implementation of International Financial Reporting Standards

        In June 2002, the European Commission decided that all listed companies in the European Union should apply International Financial Reporting Standards (IFRS) in their financial statements from 2005 onwards. As a consequence, ARCADIS will report in accordance with IFRS starting with the first quarter reporting of 2005. The differences between ARCADIS' current accounting practices and IFRS are being identified. During 2004, the comparative 2004 and 2003 quarterly statements of income and balance sheets will be restated.

        U.S. GAAP

        In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 supercedes Accounting Principles Board Opinion No. 17 and addresses the financial accounting and reporting standards for goodwill and intangible assets subsequent to their initial recognition. SFAS 142 requires that goodwill be separately disclosed from other intangible assets in the statement of financial position, and no longer be amortized. It also requires that goodwill and other intangible assets be tested for impairment at least annually.

        SFAS 142 is required to be implemented effective January 1, 2002. The adoption of SFAS 142 did not have an impact on ARCADIS' financial results reported under U.S. GAAP. At December 31, 2003, for U.S. GAAP purposes, ARCADIS has unamortized goodwill of EUR 42.9 million under U.S. GAAP. Amortization expense under U.S. GAAP related to goodwill was EUR 8.1 million for the years ending December 31, 2001.

        In October 2001, FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes Statement of Financial Accounting Standards No. 121("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). SFAS 144 intends to establish a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale and to resolve significant implementation issues related to SFAS 121. SFAS 144 is not expected to significantly impact the assessment of impairment of long-lived assets by the Company for U.S. GAAP purposes, other than the fact that SFAS 144 removes goodwill from its scope and, therefore, eliminates the requirement of SFAS 121 to allocate goodwill to long-lived assets to be tested for impairment. As indicated above, goodwill is required to be assessed for impairment in accordance with the provisions of SFAS 142. For U.S. GAAP purposes, the Company has adopted SFAS 144 effective January 1, 2002. The adoption of SFAS 144 did not effect the Company's financial statements prepared under U.S. GAAP.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For nonpublic enterprises, such as the Company, with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applied to the enterprise no later than the end of the first annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. The adoption of this interpretation did not have any impact on the 2003 financial statements.

        In December 2003, FASB Statement No. 132 (revised), Employers' Disclosures about Pensions and Other Postretirement Benefits, was issued. Statement 132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003. The Company's disclosures in note 16 incorporate the requirements of Statement 132 (revised).

NOTE 18. Disclosures about Fair Value of Financial Instruments

        In view of the short-term turnaround times involved, the book value of cash and cash equivalents, receivables and current liabilities approximates fair value.

        The fair value of ARCADIS' long term debt does not materially differ from the carrying value because the main part of the outstanding long term debt is maturing in 2004 and 2005.

NOTE 19. Supplemental Cash Flow Disclosures

        Changes in inventories, receivables and other current assets, current liabilities, long-term liabilities and long-term debt, as reported on the consolidated statements of cash flows, can be reconciled to changes in the respective balance sheet amounts between December 31, 2002 and 2003 as follows. Changes in the balance sheet items caused by new consolidations, deconsolidations and changes because of conversion of foreign currencies are eliminated. Investments in and divestments of consolidated companies are presented net of cash.

Cash flow from operations	Inventories	Receivables+ current assets	Other long-term liabilities	Long term debt	Current liabilities
Changes in balance sheet Eliminations:	(6,281)	(3,563)	6,431	2,158	(7,406)
Exchange rate differences	2,004	8,520	764	(57)	5,521
(De) consolidations	(2,298)	(16,762)	(784)	(636)	(12,703)
Other non-operational changes	(460)	(634)	(103)	800	(110)
Bank overdrafts					9,034

Operational change 2003	7,035	12,439	6,308	2,265	(5,664)

Issued shares	2003	2002
ARCADIS NV stock purchase plans	—	37
ARCADIS NV stock options exercised	926	75
Capital increase to minority shareholders	288

	1,214	112

Dividends paid	2003	2002
Paid to shareholders of ARCADIS NV	9,597	8,925
Paid to minority shareholders of consolidated companies	157	397

	9,754	9,322

	Years ended December 31,
Cash paid during the year for:	2003	2002	2001
Interest	5,521	4,870	6,025
Income taxes	11,691	14,427	14,053

        Acquisitions of consolidated interests during 2003, 2002 and 2001 are summarized as follows:

	2003	2002	2001
Property, plant and equipment	4,523	6,287	102
Working capital	6,808	2,174	265
Others, including goodwill	30,437	2,786	2,467

Total acquisitions of consolidated interests, net of cash acquired	41,768	11,247	2,834

ITEM 19. EXHIBITS

Exhibit No.	Exhibit Description
1.1	Articles of Association of ARCADIS NV (effective as of June 30, 2003).
4.1	Employment Agreement, dated January 27, 1994, by and between ARCADIS NV and Harrie L.J. Noy, as amended on June 19, 2000.
4.2	Employment Agreement, dated January 20, 2000, by and between ARCADIS NV and C. Michiel Jaski.
4.3
The ARCADIS G&M, Inc. 2002 Officer Stock Purchase Plan (Incorporated herein by reference to Exhibit 4.1 to ARCADIS NV's Registration Statement on Form S-8 (File No. 333-104780) filed on April 28, 2003).
4.4	ARCADIS NV 2002 Employee Stock Purchase Plan (Incorporated herein by reference to Exhibit 4.1 to ARCADIS NV's Registration Statement on Form S-8 (File No. 333-91646) filed on June 28, 2002).
4.5
ARCADIS NV 2001 Long Term Incentive Share Option Plan (Incorporated herein by reference to Exhibit 4.1 to ARCADIS NV's Registration Statement on Form S-8 (File No. 333-99489) filed on September 6, 2002).
4.6	Heidemij N.V. 1996 Incentive Plan. (Incorporated herein by reference to Exhibit 4.1 to ARCADIS NV's Registration Statement on Form S-8 (File No. 333-06280) filed on January 14, 1997).
4.7	Heidemij N.V. 1994 Incentive Plan (Incorporated herein by reference to Exhibit 4.3 to ARCADIS NV's Registration Statement on Form S-8 (File No. 33-76328) filed on March 11, 1994).
8.1	Subsidiaries of ARCADIS NV.
11.1	ARCADIS General Business Principles.
12.1	Certificate of Principal Executive Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Principal Financial Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1	Certificate of Principal Executive Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002.
13.2	Certificate of Principal Financial Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of KPMG Accountants N.V.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS NV
Dated: June 4, 2004	By:	/s/ HARRIE L.J. NOY Harrie L.J. Noy Chairman of the Executive Board

INDEX OF EXHIBITS

Exhibit No.	Exhibit Description
1.1	Articles of Association of ARCADIS NV (effective as of June 30, 2003).
4.1	Employment Agreement, dated January 27, 1994, by and between ARCADIS NV and Harrie L.J. Noy, as amended on June 19, 2000.
4.2	Employment Agreement, dated January 20, 2000, by and between ARCADIS NV and C. Michiel Jaski.
4.3
The ARCADIS G&M, Inc. 2002 Officer Stock Purchase Plan (Incorporated herein by reference to Exhibit 4.1 to ARCADIS NV's Registration Statement on Form S-8 (File No. 333-104780) filed on April 28, 2003).
4.4	ARCADIS NV 2002 Employee Stock Purchase Plan (Incorporated herein by reference to Exhibit 4.1 to ARCADIS NV's Registration Statement on Form S-8 (File No. 333-91646) filed on June 28, 2002).
4.5
ARCADIS NV 2001 Long Term Incentive Share Option Plan (Incorporated herein by reference to Exhibit 4.1 to ARCADIS NV's Registration Statement on Form S-8 (File No. 333-99489) filed on September 6, 2002).
4.6	Heidemij N.V. 1996 Incentive Plan. (Incorporated herein by reference to Exhibit 4.1 to ARCADIS NV's Registration Statement on Form S-8 (File No. 333-06280) filed on January 14, 1997).
4.7	Heidemij N.V. 1994 Incentive Plan (Incorporated herein by reference to Exhibit 4.3 to ARCADIS NV's Registration Statement on Form S-8 (File No. 33-76328) filed on March 11, 1994).
8.1	Subsidiaries of ARCADIS NV.
11.1	ARCADIS General Business Principles.
12.1	Certificate of Principal Executive Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Principal Financial Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1	Certificate of Principal Executive Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002.
13.2	Certificate of Principal Financial Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of KPMG Accountants N.V.

QuickLinks

TABLE OF CONTENTS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
PRESENTATION OF CERTAIN INFORMATION
PART 1
Exchange Rate Information
PART II
PART III
INDEX TO FINANCIAL STATEMENTS
ARCADIS NV CONSOLIDATED BALANCE SHEETS (in thousands of EUR, except share amounts)
ARCADIS NV CONSOLIDATED STATEMENTS OF INCOME (in thousands of EUR, except share and per share amounts)
ARCADIS NV CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of EUR)
ARCADIS NV CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (in thousands of EUR, except per share amounts)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES
INDEX OF EXHIBITS