Form 20-F
period 2004-12-31
ARCADIS N V
filed 2005-06-13
CIK 913596

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-22628

ARCADIS N.V.

(Exact name of Registrant as specified in its charter)

ARCADIS N.V.

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

20,308,742 SHARES OF COMMON SHARES, € 0.05 NOMINAL VALUE

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

1

2

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

•  difficulties with the integration of acquired businesses may distract the attention of our management and adversely affect our operations; and

•  declines in the exchange rates of non-Euro countries may reduce the value of our assets.

PRESENTATION OF CERTAIN INFORMATION

Unless the context requires otherwise (1) references to “ARCADIS,” “we,” “us” and “our” refer to ARCADIS N.V. and its consolidated subsidiaries, (2) references to “the Netherlands” are to The Kingdom of the Netherlands, (3) references to “United States” or “U.S.” are to the United States of America, (4) references to “Euros,” “EUR” and “€” are to the currency of the 12 European Union member states (including the Netherlands) participating in European Monetary Union, and (5) references to “dollars” or “$” are to the currency of the United States.

i

PART 1

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.  KEY INFORMATION

A.  Selected financial data.

The selected consolidated financial data presented below as of and for each of the five years during the period ended December 31, 2004 have been derived from our audited Consolidated Financial Statements. The selected consolidated financial data as of and for each of the three years during the period ended December 31, 2004 are derived from, and should be read in conjunction with, our Consolidated Financial Statements and the Notes set forth in Item 18 of this annual report.

For the convenience of the reader, the amounts reflected in our selected consolidated financial data as of and for the year ending December 31, 2004 as presented in Euros have been translated into U.S. dollars. The exchange rate used is $1.00 = € 0.73416, the exchange rate as of December 31, 2004. We do not represent that the translated amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate.

We prepare our Consolidated Financial Statements in accordance with accounting principles generally accepted in the Netherlands (Dutch GAAP), which differs in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP). See Note 17 to our Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002 included in Item 18 of this annual report for a description of the principal differences between Dutch GAAP and U.S. GAAP as they relate to us and our consolidated subsidiaries, as well as a reconciliation to U.S. GAAP of net income and shareholders’ equity. Starting in 2005, ARCADIS applies the International Financial Reporting Standards (IFRS) as the basis for its financial reporting. This means that the quarterly reports during 2005 will be presented in line with the IFRS standards. For this purpose, the 2004 quarterly figures have been adjusted for comparison purposes. The impact of this change in valuation principles and related reporting is not material to ARCADIS. For more information on the changes and the related financial effects please refer to Item 5.D of this annual report.

	For the years ended December 31,
	2004	2004	2003	2002	2001	2000
	$	€	€	€	€	€
	(in millions, except per share amounts)
Consolidated Statement of Income Data (a)
Amounts in accordance with Dutch GAAP
Gross revenue	1,227.0	900.8	840.6	819.1	797.4	776.2
Net revenue	861.6	632.5	595.4	577.8	563.5	550.9
Operating income	44.5	32.7	34.9	42.7	38.8	35.2
Income from operations before taxes	39.8	29.2	32.0	40.5	36.1	31.8
Income from operations after taxes	26.7	19.6	20.3	26.1	23.6	20.7
Group income from operations after taxes	30.0	22.0	22.9	26.7	24.2	21.5
Net income	27.4	20.1	21.4	24.7	25.1	20.7
Basic net income per common share	1.36	1.00	1.07	1.23	1.24	1.04
Diluted net income per common share	1.34	0.99	1.06	1.22	1.23	1.04
Average number of shares	20.140	20.140	20.005	20.129	20.280	20.022
Dividend per common share (b)	0.65	0.48	0.48	0.48	0.44	0.39
Amounts in accordance with U.S. GAAP
Gross revenue(c)	1,111.4	815.9	776.2	754.3	739.6	729.4
Net revenue(c)	794.9	583.6	555.9	543.8	532.5	524.5
Operating income(c) (f)	28.9	21.2	33.7	38.4	39.7	39.7
Net income(d) (f)	20.5	15.0	22.6	23.3	24.5	24.3
Basic net income per common share(e) (f)	1.02	0.75	1.13	1.16	1.21	1.21
Diluted net income per common share (e) (f)	1.00	0.74	1.13	1.15	1.20	1.21

	As of December 31,
	2004	2004	2003	2002	2001	2000
	$	€	€	€	€	€
	(in millions)
Consolidated Balance Sheet Data (a)
Amounts in accordance with Dutch GAAP
Total assets	531.9	390.5	347.3	343.8	309.9	298.8
Long-term debt	16.4	12.0	29.7	27.6	22.0	23.1
Common stock	1.4	1.0	1.0	1.0	1.0	1.0
Shareholders’ equity	198.4	145.7	136.5	134.7	133.7	115.2
Amounts in accordance with U.S. GAAP
Shareholders’ equity (g)	215.7	158.3	173.3	162.9	228.3	208.5

(a)           The Dutch company ARCADIS Aqumen Facility Management B.V. and the Spanish company Grupo EP S.A., in both of which we hold a 50% interest, are included in our consolidated financial statements on a proportional basis in conformity with Dutch GAAP. Under U.S. GAAP, such investments would be accounted for under the equity method. This variance from U.S. GAAP has no effect on shareholders’ equity or net income. Additional information is provided in Note 17 to our Consolidated Financial Statements.

(b)           Dividend per common share represents the amount relating to each year in which a dividend payment is approved and paid in the following year. The dividend per common share in U.S. dollars is: $0.63 in 2004; $0.59 for 2003; $0.56 for 2002, $0.42 for 2001, and $0.33 for 2000. The dividend payment of € 0.48 per outstanding share of common stock for the year ended December 31, 2004, was presented to and approved by our shareholders at the Annual General Meeting of Shareholders on May 11, 2005.

(c)           Gross revenue, net revenue and operating income as reported in accordance with U.S. GAAP are presented excluding the 50% revenues or income from the proportionally consolidated companies Grupo EP and ARCADIS Aqumen Facility Management B.V. For more information please refer to Note 17 of the financial statements in this annual report.

(d)           Net income in 2001 of € 25.1 million, calculated in accordance with Netherlands GAAP, includes the gain on the sale of the non-consolidated participation in Analytico of € 4.0 million (€ 0.20 per share) and the charge related to the restructuring of our property valuation activities in the Netherlands of € 2.0 million (€ 0.10 per share).

(e)           Basic net income per common share calculated in accordance with Dutch GAAP and U.S. GAAP is based upon the weighted average number of common shares outstanding during the period. Diluted net income per common share calculated in accordance with Dutch GAAP and U.S. GAAP is based upon the weighted average number of the common shares outstanding during the period plus the dilutive effect of potential common shares outstanding during the period.

(f)            Over 2003, contributions made by employees to the pension fund were mistakenly presented as costs accounted for by ARCADIS N.V.  Net income in accordance with U.S. GAAP as restated is presented in the table below:

U.S. GAAP Reconciliation Adjustment (Amounts in millions of Euros, except per share amounts)	2003
Net income, as reported earlier	20.342
Adjustment for decrease in pension costs	3.480
Tax effect	(1.218)

Restated net income	22.604

Basic net income per share, as reported earlier	1.00
Diluted net income per share, as reported earlier	1.00

Restated basic net income per share*	1.13
Restated diluted net income per share*	1.13

*       The higher per share income is not only caused by the adjustment in pension costs, but also by a reduction in the number of shares used to calculate income per share, as shares purchased by the company for option plans are excluded from this calculation. The original number of shares used to calculate basic net income per share in 2003 was 20,363,726, which mistakenly included 358,512 treasury shares purchased for option plans. The corrected number of shares is 20,005,214. The original number of shares used to calculate diluted net income per share in 2003 was 20,374,632. The corrected number of shares is 20,069,107.

(g)           The U.S. GAAP information for the four years ended December 31, 2003, has been adjusted related to prior reconciliations between Dutch and U.S. GAAP. For additional information, see Note 17(c).

Exchange Rate Information

On March 31, 2005 the exchange rate between the Euro and U.S. dollar was €0.77 per $1.00. The following tables set forth, for the periods and dates indicated, information regarding the exchange rate for the Euro expressed in Euros per $1.00. The rates used for the tables are based on quotes from the Amsterdam Foreign Exchange.

Period	High	Low	Average(1)	End
Year ended December 31, 2004	€0.85	€0.73	€0.80	€0.73
Year ended December 31, 2003	0.96	0.79	0.88	0.79
Year ended December 31, 2002	1.17	1.06	1.06	0.95
Year ended December 31, 2001	1.19	1.05	1.12	1.13
Year ended December 31, 2000	1.21	0.96	1.09	1.07

(1)           Average of the exchange rates on the last day of each month during the year presented.

Period	High	Low
March 2005	€0.77	€0.75
February 2005	0.78	0.75
January 2005	0.77	0.75
December 2004	0.76	0.73
November 2004	0.78	0.75
October 2004	0.82	0.78

B.  Capitalization and indebtedness.

Not applicable.

C.  Reasons for the offer and use of proceeds.

Not applicable.

D.  Risk factors.

Our risks can be generally categorized into market, operational, financial, and other risks.

Market Risks

Decreases in government tax revenues, which support large public works projects, could weaken demand for our services.

Of our business, approximately 50% of our revenue is derived from clients in the public sector. These clients rely on tax revenues to fund large public works projects of the type for which we are often retained. During an economic downturn, governmental entities collect significantly less tax revenues and often try to limit discretionary expenditures to balance their budgets. Government limits on spending in regard to environmental remediation, infrastructure expansion or enhancement, building projects, real estate data services or telecommunications infrastructure investments, could have a negative material adverse effect on our ability to attract and/or retain business.

A global recession could have an adverse affect on our revenues.

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

A sharp decline in the capital markets can have a very negative effect on companies’ abilities to invest. This occurred most recently in the telecommunications area, where investment declined considerably in a very short period, resulting in a substantial decrease in our revenue in the communications area for a number of years.

Changes in the political priorities in the countries in which we operate could adversely affect public spending on the services that we provide.

Changes in political priorities can considerably influence public spending and, therefore, impact spending on the services we provide. Projects for which we are well positioned may be canceled or deferred. Elections can result in shifts in political relationships leading to delays in the awarding of new contracts. The infrastructure area is the most sensitive to this risk.

Changes to existing regulations and new legislation and/or regulations, could weaken demand for our services.

We believe that demand for our principal environmental services is in part related to the response of governmental authorities to the public’s concern for environmental issues. If, however, public concern for environmental issues changes, or governmental entities in countries where we operate become less responsive to environmental issues, there could be substantially less demand for our environmental services, which could have a material adverse effect on our business. Changes in regulations and legislation may also negatively affect certain other areas of our business, such as the infrastructure and buildings activities when it comes to substantial changes in building codes and/or environmental requirements related to such projects.

Political instability in the countries in which we operate can result in contracts being canceled or harm our employees.

As a result of political instability, contract awards can cease or employee security can be at issue, resulting in contract work being stopped temporarily or permanently. This risk arises particularly in the donor-financed market, which is primarily the market for development projects, generally financed by non-governmental organizations such as the World Bank or regional development banks, in which we achieve only a limited part of our revenues.

Changes in the bidding behavior of our clients may result in competitive pricing pressure for our services.

Changes in the bidding pattern of clients can have a considerable effect on our revenue. Due to European Union regulations, a trend is developing in a number of countries to a more open bidding process where price competition is more important. Construction fraud in the Netherlands has resulted in greater scrutiny of the bidding procedures and has resulted in delays in contract awards. Centralization and strengthening of the purchasing function in large companies may also affect our opportunities to secure profitable revenues.

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

The services we provide are associated with considerable liability risks. These risks can arise from errors in executing activities such as design or calculation errors, incorrect estimates of contamination, not meeting agreed schedules, exceeding cost estimates and implementing budgets, not complying with legislation and regulations, or omissions in quality guarantees that have been given. To protect against these risks we have obtained general and professional liability insurance policies. These policies cover errors and omissions in the executing of projects and provide insurance against possible claims that arise during the coverage period. If the insurance carrier does not renew coverage at the end of the policy term and we are unable to obtain replacement insurance with retroactive coverage, it is possible that claims will be denied even though the claims are related to events or actions that occurred while coverage existed. Because insurance policies contain certain exclusions and have a maximum amount per claim, not all risks are covered. Additionally, our insurance carriers may not be able to meet their obligations.

We may incur losses because we underestimate the time or the cost to complete a project.

Depending on the type of contract, losses can occur in projects as a result of inaccurate time and cost estimates, new techniques with undocumented cost and performance results, inexperienced staff, performance delays, additional consulting services, the absence of information that was assumed would be available, or other unforeseen circumstances. Although many contracts also contain conditions regarding payment of additional costs in the event of unforeseen circumstances, substantial project losses can occur, which may have a negative effect on our results of operations.

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

We account for investments in joint ventures using the proportionate method of consolidation, whereby our share of all assets, liabilities, revenues and expenses of the joint venture are included in our consolidated financial statements. Approximately 30% of our revenue is derived from projects in which we partner with others through joint ventures, subcontracting or other arrangements. Success on these joint projects depends in large part on whether our partners fulfill their contractual obligations satisfactorily. If any of our partners fails to satisfactorily perform their contractual obligations as a result of financial or other difficulties, we may be required to make additional investments and provide additional services in order to make up for our partner’s shortfall. If we are unable to adequately address our partner’s performance issues, then our client could terminate the joint project, exposing us to legal liability, loss of reputation and risk of loss or reduced profit on the project.

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

If we are unable to accurately estimate the overall risks, revenues or costs on a contract, we may incur a lower profit or loss on the contract.

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

When we enter into turnkey contracts and Design, Build, Finance and Operate (DBFO) contracts, we face risks beyond those normally associated with our business relationships and contracts.

Due to the nature of turnkey contracts and DBFO contracts, we take on additional responsibilities, such as providing engineering and constructions services, and arranging financing, that go beyond the responsibilities normally associated with our business relationships and contracts.  In particular, in turnkey contracts, we face additional financial risks because of the size of these contracts, and the fact that many of the contracting services in these contracts are performed by third parties, who may not complete performance on a timely basis.  In DBFO contracts, we may have an equity interest in the project, which causes us to have substantially more risk.  We may face substantial decreases in our revenues if we are unable to meet our obligations under either of these types of contracts

If our information and communication technology systems do not work properly, our operations and management may be negatively affected.

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

If we are unable to productively use leased office space, our operating results may be negatively affected.

We usually lease office space for periods from five to ten years. A downturn in activities may leave us with unused office space which we may not be able to sublet.

Failure to integrate acquired businesses or assets successfully will prevent us from achieving the anticipated cost savings and other financial benefits.

We have completed 14 acquisitions in the past three years and we will continue to pursue growth through selective strategic acquisitions of businesses and assets. However, we will only achieve the efficiencies, cost reductions and other financial benefits, such as diversification of our current portfolio of clients and services, which we would expect to result from these acquisitions, if we successfully integrate the administrative, financial, technical and marketing organizations of acquired businesses and assets, and implement appropriate operations, financial and management systems and controls. We may have insufficient management resources to accomplish integrations, and even if we are able to do so successfully, we may not realize the level of cost savings and other financial benefits that we expected to achieve.

The integration of acquired operations with our own involves a number of risks, including:

•  the disruption of our business and the diversion of our management’s attention from other business concerns;

•  unanticipated expenses related to integration;

•  the potential failure to realize anticipated revenue opportunities associated with acquisitions;

•  the possible loss of our key professional employees or those of the acquired businesses;

•  the potential failure to replicate our operating efficiencies in the acquired businesses’ operations;

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

Fluctuations in our working capital and any substantial acquisition we may make may cause us to violate obligations under our short-term credit facility and other financing arrangements.

As of December 31, 2004, we had borrowed €9.8 million under our short-term credit facility and had a total of €172 million available at year-end.  Fluctuations in our working capital, which includes our work in progress and trade receivable less accounts payable, may cause us to exceed the limits of our financing arrangements.  This may cause us to violate the covenants and obligations under our short-term credit facility.  Additionally, if we make any substantial acquisitions, our borrowings under the credit facility may increase and we may violate our financing arrangements.

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

Introduction

We are an international provider of comprehensive knowledge-based consulting services in the areas of infrastructure, environment and buildings. ARCADIS N.V. is a public company organized under the laws of the Kingdom of the Netherlands on August 16, 1982. Our initial predecessor was incorporated in the Netherlands in 1888 under the name Nederlandsche

Heidemaatschappij. Most of our commercial activities are undertaken under the trade name ARCADIS. In some countries, we operate under different legal or commercial names for local competitive reasons.

Our principal office is located at: Utrechtseweg 68, 6812 AH, Arnhem, the Netherlands and our telephone number at that address is 31-26-3778911. Our principal office in the United States is located at 630 Plaza Drive, Suite 200, Highlands Ranch, Colorado 80129 and our telephone number at that address is 720-344-3500.

Strategy and Strategic Developments

Since mid-2000, our strategy has been focused on the expansion of our position in our existing markets in Europe and North and South America. Our strategy concentrates on strengthening profitable growth in these geographic markets. This strategy has four cornerstones:

•  Organic growth in the existing core activities;

•  Development of new products and services;

•  Margin improvements; and

•  Acquisitions.

Following is a brief description of the progress made in each of these areas in 2004.

Organic growth in core activities increases

Organic growth represents the growth in our gross revenue that we are able to generate from year to year in our existing, non-acquired businesses, excluding exchange rate differences. In 2004, our organic growth was 5%, compared to 1% in 2003, despite declines in the Netherlands and Germany due to market conditions.  We believe that the improvement in our organic growth rate is attributable to better use our internal knowledge base to provide opportunities, such as with respect to our remediation and GRiP® program in the United States, our rail and water management expertise in the Netherlands, our bridge and tunnel experience in France, as well as expanding our relations with existing multinational clients.

Development of new products and services

The development of new products and services has also increased organic growth.  In 2004, all of our operating companies produced a list of the innovations they have under development.  They have also implemented initiatives to develop new products and services on the basis of existing competencies in an effort to benefit from growth opportunities in their respective markets. An example is the RECLAIM™ (Redevelopment, Closure, Asset and Industrial Management) program, a new approach to remediating contaminated industrial sites, in which we not only provide the remedial environmental solution but also facilitate site redevelopment.  Another new important activity is facility management, which is marketed through a joint venture with U.K.-based Mowlem Aqumen, a provider of facility management services in both the private and public sectors across a range of market sectors, including financial services, retail and defense, and a subsidiary of Mowlem plc.  We entered into several small facility management contracts in 2004, which contributed to organic growth, but we did not achieve our goal of entering into a new large contract as we had with Philips Nederland in 2003.  We have continued to focus on DBFO projects, which involve the delivery of a “total solution,” including designing, building, possibly financing, as well as operating the business for a specific period.  This area is developing slowly, and at the end of 2004, we decided to let our operating companies play an increased role in growing these types of projects.

Margin improvement

Margin improvement is a key component of our corporate strategy introduced in 2000. By margin, we mean operating income excluding amortization of goodwill and identifiable intangible assets as a percentage of net revenue. Excluding items that affect the comparability of results and excluding goodwill amortization, the margin increased to 6.3%, compared to 6.0% in 2003. Margin improvement in 2004 primarily focused on the communications and buildings service areas addressing the unfavorable market conditions in the Netherlands.  Non-core businesses in communications were sold.  A transition toward higher yielding management activities is ongoing in the buildings area, while detailed engineering activities are being reduced or outsourced.  In the Netherlands, a significant restructuring was executed, in which non-core businesses were sold, the organization was streamlined, headcount was reduced and the pension plan was adjusted.  See Note 16 to our Consolidated Financial Statements. We believe all of these actions will provide a basis for future margin improvement.

Acquisitions

Acquisitions remain an important cornerstone of our strategy. The purpose of acquisitions is to further strengthen our home market portfolios. We have the following financial criteria for all of our acquisitions:

•  They are accretive to earnings per share;

•  The margin is equal to or higher than the ARCADIS margin; and

•  They produce a return on investment of 15% or more.

In 2004, we acquired the following five companies, all of which met our financial criteria:

				Month
Name	Country	Employees	Gross revenue	consolidated
			(in millions)
Terence Dudley	United Kingdom	25	2	July 2004
Profil	Poland	150	15	October 2004
Bessent, Hammack & Ruckerman Inc.	United States	100	10	November 2004
Diversity Partners	United States	130	18	December 2004
Witpaard	Netherlands	35	3	November 2004
Total		440	48

Terence Dudley, specializing in civil engineering, and is an addition to our existing environmental activities in the English market. Through Profil, we gained a strong position in the Polish infrastructure market, which is expected to grow strongly because of Poland’s accession to the European Union. Bessent, Hammack & Ruckman strengthens our position in the Florida infrastructure market; Florida is one of the fastest growing states in the U.S. The acquisition of Diversity Partners adds program and construction management capabilities in the U.S., and are marketed under the names Construction Dynamics Group and Lewis & Zimmerman Associates. Witpaard is an urban planning company, which we believe strengthens our position in the municipal market in the Netherlands.

The total investment in acquisitions in 2004 was € 18.3 million, which resulted in additional goodwill of € 13.3 million. A goodwill amount of € 3.1 million is expected to be fully deductible for tax purposes. The goodwill paid in 2004 was assigned to our geographic segments as follows (in millions):

The Netherlands	€0.6
United States	6.9
Europe	5.2
Other regions	0.6
Total goodwill paid	€13.3

Of the € 18.3 million invested in acquisitions in 2004, up to € 3.5 million will be paid during 2005 and 2006.

B.  Business overview.

Development by Service Area

We provide consulting and engineering services in four principal geographic segments: the Netherlands, the United States, other European countries, and other regions. Our primary services areas in each of these geographic markets are infrastructure, environment, and buildings. Below please find a further detailing of the activities of the company in each of these three service areas:

Infrastructure

Our infrastructure area is focused on designing physical living environments for living, working, and recreational activities, as well as connecting these areas through highways, railroads, and waterways. We are engaged in infrastructure activities in all of our geographic segments. Water management, infrastructure development for the energy sector and telecommunications activities are also a component of this business area. This service area’s share of total gross revenue was € 501 million, € 485 million and € 418 million in 2004, 2003 and 2002, respectively, and accounted for 56%, 57% and 51% of our total gross revenue in those years, respectively.

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

Environment

Our environment area is focused on the improvement and maintenance of air, soil, and surface-water quality as well as projects related to noise abatement, solid waste disposal and external safety. We are engaged in environment activities in all of our geographic segments. This service area’s share of total gross revenue was € 243 million, € 223 million and € 227 million in 2004, 2003 and 2002, respectively, and accounted for 27%, 27% and 28% of our total gross revenue in those years, respectively.

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

•  Guaranteed Remediation Program, or GRiP®, which include the provision of a guaranteed maximum price for remediation of contaminated industrial sites, along with an insurance scheme that limits the client’s risk exposure;

•  Redevelopment, Closure, Asset and Industrial Management, or RECLAIM™, which is an integrated approach developed for company sites slated for closure.  The approach includes a remedial plan, often based on GRiP®, combined with a plan for redevelopment.  The environmental remediation can then be co-funded from the sale of the redeveloped property.

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

Buildings

Our buildings area is focused on buildings in which people live, work, or relax. We engage in the building area in most of our geographic segments. This service area’s share of total gross revenue was € 144 million, € 110 million and € 105 million in 2004, 2003 and 2002, respectively, and accounted for 16%, 13% and 13% of our total gross revenue in 2004, 2003 and 2002, respectively.

Our activities in the buildings area include:

•  Project and program management, including cost management and master planning;

•  Facility management, including technical maintenance of a client’s buildings, as well as security, procurement of energy and water, and catering;

•  Architectural design and architectural development services;

•  Civil, structural, mechanical and electrical engineering;

•  Instrumentation and controls services;

•  Industrial and manufacturing project services;

•  Feasibility studies and strategic planning;

•  Field operations;

•  Consulting services for construction processes, project organization, as well as design specifications; and

•  Provision of temporary technical staff.

Marketing and Distribution

Our major marketing channels are our primary operating companies, which are ARCADIS G&M Inc., ARCADIS Nederland B.V., ARCADIS Deutschland GmbH, Grupo EP SA, ARCADIS Euroconsult B.V., ARCADIS Belgium N.V. (including Gedas N.V.), ARCADIS FC International SAS, ARCADIS Logos Engenharia SA, ARCADIS Geotecnica Consultores SA, PRC Holding B.V., ARCADIS Aqumen Facility Management B.V., ARCADIS Geraghty&Miller International Ltd. and ARCADIS Polska.

Through our multinational client program, we have increased organic growth by expanding our relationships with existing multinational clients. For example, our multinational clients program has resulted in the execution by several existing clients of master service agreements that establish the basis for providing international services to these clients for extended periods.

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

C.  Organizational structure.

ARCADIS N.V. is not directly or indirectly owned or controlled by another corporation or by any government, foreign or domestic. Only our major consolidated companies are listed below, stating the percentage of ownership by ARCADIS N.V. and the country in which each is domiciled.

Company	Percentage Ownership	Domicile
ARCADIS G&M Inc.	100	USA
ARCADIS Nederland B.V.	100	The Netherlands
ARCADIS Deutschland GmbH	100	Germany
Grupo EP Ingenieria y Servicios Integrales SA(1)	50	Spain
ARCADIS Euroconsult B.V.	100	The Netherlands
ARCADIS Belgium N.V. (including Gedas N.V.)	100	Belgium
ARCADIS FC International SAS	100	France
ARCADIS Logos Engenharia SA	50 plus 1 share	Brazil
ARCADIS Geotecnica Consultores SA	100	Chile
PRC Holding B.V.	100	The Netherlands
ARCADIS Aqumen Facility Management B.V.(1)	50	The Netherlands
ARCADIS Geragthy & Miller International Ltd. (UK)	100	United Kingdom
ARCADIS Polska	100	Poland

(1)           Proportionately consolidated

D.  Property, plant and equipment.

Our principal property and equipment consists of land, offices, operating facilities, storage grounds, workshops, vehicles, equipment and software which, at December 31, 2004, represented approximately 12% of our consolidated assets. We believe that our offices, operating facilities, vehicles and equipment are well maintained, suitable, and adequate for our current operations and that suitable additional or substitute space will be available as needed to accommodate any expansion of our operations and for additional offices.

Our headquarters are leased and are located in Arnhem, the Netherlands. We own regional offices, workshops, storage grounds and land throughout the Netherlands. We lease approximately 220 local offices throughout the Netherlands, Europe, the United States, Asia, Africa, and Latin America. During fiscal 2004, aggregate annual rental payments on real estate leased by us approximated € 38 million.

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

At December 31, 2004, no environmental issues exist at any of our facilities that may affect the utilization of such facilities.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  Operating results.

Overview

The following is a discussion of our consolidated financial condition and results of operations for the three years ended December 31, 2004 and other factors that are expected to affect our prospective financial condition. The following discussion and analysis should be read in conjunction with “Selected financial data” and our Consolidated Financial Statements which are included elsewhere in this annual report. Our Consolidated Financial Statements are prepared in accordance with the Netherlands law and Dutch GAAP. Dutch GAAP differs in certain respects from U.S. GAAP.  See Note 17 to our Consolidated Financial Statements. Our results may fluctuate from period to period due to project delays, occasioned by regulatory agency approvals or client considerations, weather and the number of working days available.

We are an international provider of consulting and engineering services in four primary geographic segments: the Netherlands, the United States, other European countries, and other regions outside these areas. We provide these services in three principal service areas: infrastructure, environment and buildings.  We discontinued our communications service area in 2004.

Non-GAAP Financial Measures

As noted above, our financial results are primarily presented in this annual report under Dutch GAAP.  However, certain of the financial information presented are not in accordance with Dutch GAAP, which we refer to as “non-GAAP”. The reconciliation of these non-GAAP measures to Dutch GAAP measures is presented in the table below the following description of the non-GAAP measures:

•  Organic.  We use the term “organic” in this annual report to refer to the internal growth of activities in subsidiaries that have been consolidated for more than one year.  Internal growth in companies that have been consolidated for one year or less is accounted for as “growth through acquisitions”.

•  Currency effect.  The term “currency effect” refers to the effect on our results of changes in the value of currencies against the Euro for the production and reporting of quarterly and annual results.  As the costs and revenues for our operating companies are customarily in the same currency, the currency effect is a translation effect.

•  Acquisitions/Divestments.  We describe revenue growth from “acquisitions/divestments” to refer revenue growth resulting from the purchase or sale of companies and the internal growth in those companies as long as they have been consolidated within ARCADIS for one year or less. After that period, internal growth in these units is accounted for as organic growth.

•  Non-operational.  “Non-operational” refers to items that are not related to the actual operations of our business and that affect the comparability of results.

•  Net income from operations.  “Net income from operations” refers to net income excluding the amortization of identifiable intangible fixed assets, excluding the costs related to pensions and excluding the costs related to option plans.

Reconciliation of Non-GAAP Financial Measures (Dutch GAAP)

	2004	2003	2002
Gross revenues
Total gross revenues	€900.8	€840.6	€819.1
Increase from preceding year	60.2	21.5	21.7

Breakdown of increases
Acquisitions/divestments	36.3	69.9	32.2
Currency effect	(24.6)	(54.9)	(24.1)
Book gains on sale	6.5	—	—

Organic growth	42.0	6.5	13.6

Operating income excluding amortization of goodwill and identifiable intangible assets
Total operating income excluding amortization of goodwill and identifiable intangible assets	35,214	36,019	42,921
(Decrease)/increase from preceding year	(805)	(6,902)	4,076

Breakdown of (decreases)/increases
Acquisitions/divestments	4,255	2,843	2,606
Currency effect	(1,230)	(1,973)	(1,956)

Organic growth	(3,830)	(7,772)	3,426
Non-operational	(4,417)	—	—
Operational	587	(7,772)	3,426

Net income
Net income	20,139	21,368	24,668
Amortization goodwill and identifiable intangible assets	2,558	1,157	191
Net income from operations	22,697	22,525	24,859
Increase/(decrease) from preceding year	1 72	(2,334)	1,684

Breakdown of increases/(decreases)
Acquisitions/divestments	1,987	1,142	1,884
Currency effect	(689)	(1,365)	(869)

Organic growth	(1,126)	(2,111)	669
Non-operational	(1,366)	—	—
Operational	240	(2,111)	669

Developments by Geographic Segment

Our organizational structure is primarily geographic, usually with one (at most two) operating companies per country.  These operating companies report directly to the Executive Board.  We have grouped our operations into four geographic regions: the Netherlands, other European countries, the United States and other regions.

The Netherlands

During 2004, market conditions remained difficult in the Netherlands.  This was the result of low economic growth, reduced government spending, and long discussions about bidding procedures, leading to delays in project awards. Because of these conditions, organic gross revenue (gross revenue not attributable to acquisitions) in the Netherlands declined by 2%.  The strongest decline occurred in infrastructure activities, while facility management developed positively.

PRC, which was acquired as of September 2003, was affected by the reduction in investments.  In fall 2004, we acquired Witpaard, an urban development firm, to strengthen our position in the municipal market.  The PRC acquisition and the sale of non-core activities on balance yielded 4% revenue growth.  As a whole, gross revenue increased 2% to € 301 million in 2004, compared to € 296 million in 2003 and € 297 million in 2002.  Gross revenue from the Netherlands represented approximately 34% of our total gross revenue for 2004.

Market conditions necessitated a thorough restructuring consisting of:

•      Sale of non-core activities in an effort to focus on growth and margin improvement.  We sold a part of our contracting activities, Kafi (property valuations) and Mandaat (collection agency) with a total of 275 employees and gross revenues in 2003 totaling € 27 million.

•      Streamlining of the organization by reducing capacity in response to lower market demand and increasing efficiency through, among other things, overhead reduction.  After 275 jobs were eliminated in 2003, an additional reduction of 205 jobs was necessary in 2004.

The restructuring had a negative effect on operating income, on balance of € 4.4 million. Reduced market demand resulted in increased competition and margin pressure.  Operating income before amortization of goodwill was € 6.8 million in 2004, or 19% of total operating income before amortization of goodwill. Excluding the effects of this restructuring which affect the comparability of results, operating income before amortization of goodwill declined to € 11.2 million, compared to € 12.1 million in 2003 and € 16.9 million in 2002. The decline in 2004 includes an organic decline of € 2.2 million, or 18%.

Other European countries

Gross revenue in other European countries (Belgium, the Czech Republic, France, Germany, Poland, Spain, and the United Kingdom) increased 13% to € 254 million, compared to € 226 million in 2003.  Nine percent of this increase was due to organic growth, but acquisitions, including the acquisition of Homola in Germany in 2003, Profil in Poland in 2004 and smaller acquisitions in Belgium and the United Kingdom, contributed 4%.  Gross revenue in 2002 was € 183 million.  Gross revenue from other European countries represented approximately 28% of our total gross revenue for 2004.

Particularly in Belgium, France and the U.K., organic growth was at a high level.  Due to changes in government budget allocations, growth flattened in Spain.  In Belgium, France and Spain growth mainly resulted from infrastructure and buildings. In the U.K., it was fully achieved in the environmental market. In Poland, solid growth was also reached in environment, while Profil provides an excellent base for growth in the infrastructure market.  In the Czech Republic, the buildings market recovered, and growth was continued in infrastructure.  In Germany, the market remained difficult, resulting in an organic decline, particularly in infrastructure. In environment and project management for buildings growth was achieved.

Operating income excluding amortization of goodwill and identifiable intangible assets grew by 12% to € 12.7 million in 2004, compared to € 11.3 million in 2003 and € 7.6 million in 2002.  Except for Germany, all countries contributed to this improvement. Organic growth for operating income excluding amortization of goodwill and identifiable intangible assets totaled € 0.4 million or 3%.  Operating income excluding amortization of goodwill and identifiable intangible assets from other European countries represented 36% of our total operating income excluding amortization of goodwill and identifiable intangible assets for 2004.

The United States

Gross revenue for the United States increased 9% in 2004 to € 267 million, compared to € 264 million in 2003 and € 255 million in 2002.  Gross revenue from the United States represented approximately 30% of our total gross revenue for 2004. Organic growth was 9%, while acquisitions also contributed 9%.  This included three acquisitions completed in 2003, the acquisition of Bessent, Hammack & Ruckman, Inc. (BHR) in October 2004 and the acquisition of Diversity Partners in November 2004.  The decline of the U.S. dollar resulted in a considerable negative currency effect of 9%.

In the United States, activities in the environmental market developed very favorably.  Infrastructure activities also saw growth.  In the buildings service area, the influence of the shift in investment to low-wage countries was noticeable, resulting in a strong decline in the activities of this area.

Operating income excluding amortization of goodwill and identifiable intangible assets rose considerably and totaled  € 13.4 million, compared to € 11.2 million in 2003, a 20% increase.  Operating income excluding amortization of goodwill and identifiable intangible assets in 2002 was € 12.5 million.  This includes an organic increase of € 1.3 million, or 12%.  Operating income excluding amortization of goodwill and identifiable intangible assets from the United States represented 38% of our total operating income excluding amortization of goodwill and identifiable intangible assets for 2004.

Other regions

Activities in other regions (including Chile and Brazil), include activities primarily in the infrastructure and environment service areas in Brazil and Chile, as well as projects in developing countries, financed by international donors such as the World Bank and the European Union. Gross revenue rose by 7% to € 78 million, compared to € 73 million in 2003 and € 83 million in 2002.  The organic increase of 8% was primarily due to the market recovery in Brazil and Chile. This resulted in strong activity growth in both infrastructure and environment. In projects for developing countries, a decline occurred which was primarily due to unfavorable market conditions and the insecure international political climate caused by, among other things, the war in Iraq.  However, we were awarded several projects by the Water Framework Directive of the European Union.  For 2004, operating income excluding amortization of goodwill and identifiable intangible assets in other regions was € 2.3 million compared to € 1.4 million in 2003 and € 6.0 million in 2002. In Brazil the contribution from energy projects (included in income from non-consolidated companies) was at the same level as in 2003. Gross revenue from other regions represented approximately 9% of our total gross revenue for 2004 and operating income excluding amortization of goodwill and identifiable intangible assets from other regions represented approximately 7% of our total operating income excluding amortization of goodwill and identifiable intangible assets for the year.

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

•  Cost-plus contracts with a cap. Cost-plus contracts with a cap are similar to cost-plus contracts, but a maximum project cost is agreed to that cannot be exceeded without the prior agreement of the client. In principle, we cease work when the cap is reached unless a “performance agreement” has also been negotiated. In that case, we may need to complete the additional work at no additional cost to the client.

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

•  Design, Build, Finance and Operate contracts (DBFO). DBFO contracts allow us to deliver a total product, including arranging financing and operating the built product for a certain period of time. This type of project is normally conducted as part of a consortium, with a partnership set up specifically for the project, acting as the contract party. Our participation depends on the project type, its scope, and the risk profile. Our participation is often related to the capitalized development effort provided by our employees. We face risks under this type of contract when we make advance investment in the development of the project, have an equity interest in the partnership, as well as risks associated with obligations that are entered into for completing or operating the project. In this type of project, the operating companies are assisted by a team at corporate level, who completes the risk analysis.

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

Critical Accounting Policies

For the financial years up to and including 2004, we have presented our financial statements on a basis consistent with Dutch GAAP.  Beginning in 2005, the new accounting rules under the International Financial Reporting Standards, or IFRS go into effect. At the end of this Item 5, we have included a summary of the effects that the introduction of the IFRS will have on our balance sheet and statement of income.

The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent liabilities at the date of our financial statements. The policies that management considers to be most important to the presentation of our financial condition and results of operations and to require the most significant demands on management’s judgments and estimates about matters that are inherently uncertain are discussed below. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

A more complete description of our significant accounting policies appears in Note 1 to our Consolidated Financial Statements.

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

Impairment.  Assets and liabilities acquired in a business combination are recorded at their estimated fair values as of their acquisition date. At December 31, 2004, we had approximately € 96.0 million of goodwill (U.S. GAAP amount), representing the cost of acquisitions in excess of fair values assigned to the underlying net assets of acquired companies. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and other intangible assets,” goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment testing. Under Dutch GAAP, up to and including 2004, goodwill is amortized. The assessment of goodwill involves the estimation of the fair value of the Company’s geographical assets. Management completed this assessment during the fourth quarter of 2004 based on the best information available as of the date of assessment and determined that no impairment existed. Future events could result in impairments of goodwill or other assets.

Accounting for pensions (U.S. GAAP).  Retirement benefits represent obligations that will be settled in the future and require assumptions to project benefit obligations and fair values of plan assets. Retirement benefit accounting is intended to reflect the recognition of future benefit costs over the employee’s approximate service period, based on the terms of the plans and the investment and funding decisions we make. In accounting for these retirement benefits, management is required to make assumptions regarding variables such as discount rate, rate of compensation increase, return on assets, and mortality tables. Periodically management consults with outside actuaries regarding these assumptions. Changes in these key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic cost incurred. Our policies and key assumptions are included in Note 16 to our Consolidated Financial Statements.

Provisions for contingent liabilities.  By their nature, provisions for contingent liabilities are dependent upon estimates and assessments of whether the criteria for recognition have been met, including estimates as to the outcome and the amount of the potential cost of resolution. Contingent liabilities are recognized by a charge against income when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. The most likely amount is accrued for costs of future liabilities that may ultimately arise when such a range of possible loss is known.

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

We have recorded a valuation allowance of € 1.9 million as of December 31, 2004, based on estimates of taxable income by jurisdiction in which we operate and the period over which deferred tax assets are recoverable. In the event actual results differ from these estimates in future periods, and depending on the tax strategies that we may be able to implement, changes to the valuation allowance could be required, which could impact our financial position and results of operations.

Allowances for doubtful accounts.  Allowances for doubtful accounts are maintained for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Results of Operations

The table below presents, for the periods indicated, (1) the percentage relationship that certain items in our Consolidated Statements of Income bear to net revenue and (2) the percentage increase (decrease) in Euro amounts for such items from year to year for the three-year period ended December 31, 2004.

	Percentages			Percent Change
	2004	2003	2002	04/03	03/02
Gross revenue	142.4%	141.2%	141.8%	7.2%	2.6%
Materials, services of third parties and subcontractors	42.4	41.2	41.8	9.4	1.6
Net revenue	100.0	100.0	100.0	6.2	3.1
Operational costs	92.0	91.3	89.8	7.1	4.7
Depreciation	2.5	2.7	2.8	(2.9)	1.1
Amortization of goodwill	0.4	0.2	0.0	121.1	506.0
Operating income	5.1	5.8	7.4	(6.3)	(18.4)
Financing income/expenses net	(0.5)	(0.4)	(0.4)	21.9	28.3
Income from operations before taxes	4.6	5.4	7.0	(8.8)	(21.0)
Taxes	1.5	2.0	2.4	(17.9)	(19.0)
Income of consolidated companies from operations after taxes	3.1	3.4	4.6	(3.6)	(22.1)
Income of non-consolidated companies and long-term investments after taxes	0.4	0.4	0.1	(5.2)	291.2
Group income from operations after taxes	3.5	3.8	4.7	(3.8)	(14.3)
Minority interest	0.3	0.2	0.4	(23.7)	25.8
Net income	3.2	3.6	4.3	(5.8)	(13.4)

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

On the whole, operational results during 2004 developed favorably.  If exchange rate differences are excluded, gross revenues increased by 10%, while net income from operations (before goodwill amortization) improved by 4%. Especially the environmental service area produced excellent results. Considerable restructuring was necessary in the Netherlands because of difficult market conditions. Excluding the effects of this restructuring which affect the comparability of results and excluding currency effects, net income from operations increased by 10%, or 9% per share. The decline of the U.S. dollar had a negative effect of 3% on revenue and income.

Gross revenue

Gross revenue in 2004 increased by 7% to € 901 million, compared to € 841 million in 2003. Excluding currency effects, the increase in gross revenue was 10%.  Of this increase, 1% came from proceeds of the sale of non-core activities in the Netherlands.  The remaining 9% is in line with the goal to achieve an annual gross revenue growth of 10%.  Acquisitions and divestments contributed a net of 4%, so organic growth totaled 5%, compared to 1% in 2003.  The increase in organic growth was primarily the result of strong growth in the U.S. environmental market, the development of facility management in the Netherlands and market recovery in South America.

The geographic distribution of revenue remained basically unchanged from 2003. Even though activities in the United States were relatively solid, that growth was partially offset by the decline of the dollar. In 2004, 30% of revenues came from the United States, compared to 29% in 2003, while the Netherlands contributed 34%, compared to 35% in 2003; other European countries contributed 28%, compared to 27% in 2003; and other regions contributed 8%, compared to 9% in 2003.

Other factors affecting our gross revenue in each of our service areas are described below.

•  Infrastructure area growth mainly through acquisitions— Growth in the infrastructure service area in 2004 was 3%, mainly from acquisitions, which contributed 5% to growth. Organically, activities declined by 1%. The strong decline in the Netherlands and Germany was fully offset by the continued growth in Belgium, France, Spain and the United States and the market recovery in Brazil and Chile. The currency effect was a negative 2%.

•  Environment area experiences strong growth— After an organic growth of 10% in 2003, organic growth further increased to 15% in 2004. With that, the environmental segment has by far experienced the strongest organic growth. The currency effect was a negative 6%, resulting in a total growth of 9%. The United States was the largest contributor to growth, experiencing an organic growth of 20%. Most European countries, as well as Brazil and Chile, also experienced growth in environmental activities. In the United Kingdom, very strong growth was achieved. The margin was maintained at a good level of 9.3%.

•  Buildings area reflects transition — Gross revenue in the buildings area rose by more than 30%.  Of this growth, 21% was generated by acquisitions completed in 2003 and 2004. Specifically, the acquisitions of PRC in the Netherlands and earlier of Homola in Germany contributed to growth. With these acquisitions, project and program management activities were added, which have higher margins and better growth potential. Organically, gross revenue rose by 11%, mainly because of growth in facility management in the Netherlands. In other European countries, activities also grew. Offsetting this was a considerable organic decline in the U.S. market. Currency effects had a negative impact of 2%.

Net revenue

Our net revenue, the part of sales produced by our own employees, increased 6% to € 633 million, compared to € 595 million in 2003. Excluding the currency effect, growth was 9%.  The sale of non-core activities in the Netherlands produced 1% of the growth while 5% came from acquisitions and divestments.  The 3% organic growth was somewhat lower than gross revenue growth because a large part of the growth occurred in activities that have a large component of third-party services, such as facility management and GRiP® projects.

Operational costs

Operational costs increased by 7% to € 582 million in 2004, compared to € 543 million in 2003.  Acquisitions produced a 5% increase in operational costs, while currency effects resulted in a 3% decline. The organic increase of operational costs totaled 5%. The organic increase in operational costs, therefore, exceeded the organic development of net revenue. This was primarily the result of reorganization costs in the Netherlands. Because the facility management activities of Dutch ARCADIS offices were contracted to ARCADIS Aqumen Facility Management, a transfer of costs from personnel costs to other operation costs occurred. ARCADIS Aqumen Facility Management is a 50/50 joint venture company (proportionally consolidated) between ARCADIS and Aqumen of the United Kingdom, which delivers facility management services and consulting.

Depreciation expenses

Depreciation decreased by 3%, depreciation (excluding amortization of goodwill) and totaled 2.5% of net revenue.  The decrease was the result of the sale of the contracting activities in the Netherlands.

Operating income

Operating income as reported in our consolidated statements of income includes amortization of goodwill of € 2.6 in 2004 compared to €1.2 million in 2003.  The increase is the result of completed acquisitions.  Unlike U.S. GAAP, which discontinued the amortization of goodwill beginning in 2002, Dutch GAAP still requires goodwill to be amortized. For purposes of our internal management reporting, we focus on operating income excluding amortization of goodwill and other identifiable intangible assets. We believe this is also the way most analysts and investors would compare our results from year to year. The following table reconciles operating income in our financial statements to the measure we use in this discussion and analysis (in thousands):

	2004	2003	2002
Operating income as reported	€32,656	€34,862	€42,730
Goodwill amortization	2,558	1,157	191
Operating income excluding amortization of goodwill and identifiable intangible assets	€35,214	€36,019	€42,921

Operating income excluding amortization of goodwill and identifiable intangible assets declined to € 35.2 million, compared to € 36.0 million in 2003. Excluding the effects resulting from the restructuring in the Netherlands which affect the comparability of results, operating income excluding amortization of goodwill and identifiable intangible assets rose 10% to € 39.6 million. Acquisitions contributed 11% to this increase; currency effects were negative at 3%. Excluding the effects of this restructuring which affect the comparability of results, organic growth was 2%. After a strong decline in 2003, 2004 saw a modest organic income growth. This was the result of the solid performance in the U.S. market and market recovery in Brazil. The decline in demand produced margin pressure in the Netherlands and an income decline, also in [recurring] activities.

Margins

Market conditions resulted in an increase in margin (operating income excluding amortization of goodwill and identifiable intangible assets as a percentage of net revenue) from 6.0% in 2003 to 6.3% in 2004.  Margins for infrastructure, the environment and buildings activities were 6.7%, 9.3% and 1.4%, respectively, compared to 7.1%, 9.3% and (1.1)%, respectively, in 2003.

Financing expenses

Financing charges increased 22% primarily as a result of the financing of acquisitions completed in 2003 and 2004. Financing charges totaled € 3.5 million in 2004, compared to € 2.8 million in 2003.

Tax rate

The 32.9% tax rate was considerably lower than the rate of 36.5% in 2003.  The reduction was the result of a largely tax-free book gain from the sale of activities.  In addition, the U.S. tax rate was lower because of tax cuts introduced by the administration to stimulate the economy.  In the United States, we may qualify for a tax credit for expenditures on research and development.  From 1999 to 2001, a total of $5.4 million was included in the income statement .  We are awaiting a final settlement with the U.S. tax authorities regarding activities that qualify for this tax credit, and, therefore, no credits have been included in the results since 2002 as a precautionary measure until this issue is resolved.

Contribution of non-consolidated companies; minority interest

The contribution from non-consolidated companies declined from € 2.6 million in 2003 to € 2.4 million in 2004.  Minority interest is that part of net income that flows back to the other owners of non-fully owned ARCADIS companies. Minority interest rose 24% in 2004, reflecting a strong profit increase in Brazil, where we have a 50.01% ownership interest.

Net income

Net income (after goodwill) totaled € 20.1 million, or $1.00 per share, in 2004, compared to € 21.4 million, or € 1.07 per share, in 2003.  Net income from operations (before goodwill amortization) was € 22.7 million, or € 1.13 per share, compared to € 22.5 million, or € 1.13 per share, in 2003.  Excluding items that affect the comparability of results and currency effects, net income from operations increased 10%, or 9% per share.

Since 2001, goodwill paid on acquisitions is capitalized and amortized over the economic lifetime of the asset. The effect of this on 2003 results was € 1.2 million, compared to € 0.2 million in 2002.

Number of outstanding shares

The number of issued shares rose slightly in 2004 to 20.6 million shares, of which 20.3 million are outstanding. The increase by 215,000 shares was purely the result of the exercising of options under the existing U.S. option plans. These plans result in a limited amount of dilution. In 2004, to prevent dilution we began to repurchase our own shares for future issuance pursuant to our option plans. Under Dutch GAAP and U.S. GAAP these repurchased shares are not considered to be outstanding.  For an overview of options outstanding and additional information on option plans, please refer to Item 6.E. of this annual report.

Dividends

Management proposed, and on May 11, 2005 at the Annual General Meeting of Shareholders, our shareholders approved a dividend of € 0.48 per share over 2004. The dividend will be paid out in cash. The dividend for 2003 was at the same rate of € 0.48 per share. Calculated at the 2004 closing price of our common shares on Euronext of € 13.70, the dividend yield is 3.5% in 2004, compared to 5.1% in 2003. This decrease was fully the result of the increased price of the ARCADIS share.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

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

Acquisitions and exchange rate differences produced a considerable shift in the geographical distribution of gross revenues. In 2003, revenues from the United States declined to 29% from 31% in 2002, 35% of revenues were generated in the Netherlands compared to 36% in 2002. The largest increase was in other European countries, which represented 27% of revenue compared to 22% in 2002, while revenue from other regions declined slightly from 10% in 2002 to 9% in 2003. Please see “Developments by Geographic Segment” in this Item 5 for a description of the trends affecting gross revenue by geographic segment.

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

Margins

Market conditions resulted in a decline in margin (operating income as a percentage of net revenue) from 7.4% in 2002 to 6.0% in 2003. As 2003 was the first year in which we report margins by activity, it is not possible to measure the consistency of these figures. Margins for infrastructure and environmental activities were 7.4% and 9.3%, respectively. Margins for buildings and communications activities were (1.1)% and (0.6)%, respectively, reflective of market conditions in these two service areas.

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

Contribution of non-consolidated companies; minority interest

The contribution from non-consolidated companies rose from € 0.7 million in 2002 to € 2.6 million in 2003. This increase is largely attributable to the contribution of € 1.8 million from energy projects in Brazil that we developed in cooperation with other parties. In these projects, we hold a minority interest through our Brazilian subsidiary ARCADIS Logos. It is expected that these energy projects will continue to positively contribute to results in the coming years. In addition, income from non-consolidated companies includes a dividend of € 0.5 million, related to the liquidation of the Holland Environmental Venture Fund.

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

Number of outstanding shares

The number of outstanding shares rose slightly in 2003 to 20.4 million. The increase by 134,000 was purely the result of the exercising of options under the existing U.S. option plans. These option plans still cause a limited amount of dilution.

Dividends

Management proposed, and on May 12, 2004 at the Annual General Meeting of Shareholders our shareholders approved, a dividend of € 0.48 per share over 2003. The dividend was paid out in cash. The dividend for 2002 was at the same rate of € 0.48 per share. Calculated at the 2003 closing price of our common shares on Euronext of € 9.34, the dividend yield is 5.1% in 2003, compared to 6.0% in 2002.

B.  Liquidity and capital resources.

Working capital, consisting of work in progress amounting to € 27.7 million (see Note 6) plus trade receivables amounting to € 184.8 million (see Note 5) minus accounts payable amounting to € 75.8 million (see Consolidated Balance Sheet) declined as a percentage of gross revenue (amounting to € 900.8 million) from 16.3% in 2003 to 14.7% in 2004. However, in the opinion of management, the company has sufficient resources to meet its present requirements.

Net cash provided by operating activities was € 44.8 million for the year ended December 31, 2004 compared to net cash provided by operating activities of € 59.1 million for the year ended December 31, 2003 and € 45.8 million for the year ended December 31, 2002. The net cash flow activity related to operating activities consisted primarily of adjustments to net income for non-cash transactions, including depreciation and amortization, decreases in receivables and other current assets as well as a decrease in inventories.

Net cash used in investing activities was € 19.7 million for the year ended December 31, 2004 compared to net cash used in investing activities of € 60.4 million for the year ended December 31, 2003 and € 28.0 million for the year ended December 31, 2002. The net cash flow activity related to investing activities consisted primarily of investments in the acquisition of consolidated companies, investments in property, plant and equipment and investments in non-consolidated companies.  In 2004, the divestment of some non-core activities in the Netherlands generated a net cash flow of € 8.0 million.

Net cash used in financing activities was € 6.7 million for the year ended December 31, 2004 compared to net cash used in financing activities of € 17.9 million for the year ended December 31, 2003 and € 3.8 million for the year ended December 31, 2002. The net cash flow activity related to financing activities consisted primarily of net changes in short-term borrowings and bank overdrafts, dividends paid and repayment of long-term debt.

Cash at year-end 2004 was € 48.2 million, compared to € 31.3 million in 2003 and € 53.2 million at year-end 2002. This increase compared to year-end 2003 is, in large part, related to a relatively small amount used for investments in acquisitions, and the amount received for the divestment of non-core activities.  Net cash (cash minus interest-bearing debt) at year-end 2004 was € 5.8 million against net debt (interest-bearing debt minus cash) at year-end 2003 of € 7.4 million, indicating that investments in acquisitions of € 15 million could be financed from operational cash flow.  In addition, there was a € 2.4 million cash improvement from the exercise of stock options.

At year-end 2004, a total of € 172 million in short-term credit facilities was available, compared to € 154 million at year-end 2003.  As of December 31, 2004, € 9.8 million of these facilities were used.  In addition, banks have pledged performance bonds and other guarantees related to projects for a total of € 38.0 million. A performance bond is a guarantee that we give to our client related to our performance under a contract. This secures the client with an income, in case we do not perform according to the stipulations in the contract for which the performance bond is issued. If, however, we fully meet all the requirements of the contract, the bond will be canceled. At year-end 2004, our long-term debt totaled € 12.0 million. See Notes 9 and 10 to our Consolidated Financial Statements for a more detailed discussion of our short-term and long-term credit facilities.

Other Balance Sheet Items

Our total assets grew from € 347 million at year-end 2003 to € 390 million at year-end 2004, mainly because of expansion through acquisitions.  As a result of acquisitions completed in 2004, goodwill rose to € 48.1 million. compared to € 38.2 million in 2003.  The identifiable assets of acquisitions are capitalized separately, and at year-end 2004, this totaled € 2.4 million. This generally relates to the value of the yet to be realized profit in the backlog of the acquired companies. As of 2005, the goodwill is no longer amortized but subject to an impairment test once a year.

Shareholders’ equity increased by € 9.1 million to € 145.7 million at year-end 2004.  Because of the exercise of options, € 2.4 million was added (€ 1.7 million from the issuance of new shares and € 0.7 million from the placement of repurchased shares).  The addition of net income over the book-year 2004 resulted in an increase of € 20.1 million. Shareholders’ equity declined by € 9.6 million as a result of dividend payments over the book-year 2003. In addition, shareholders’ equity declined because of exchange rate differences of € 3.6 million and of € 0.2 million for the repurchase of approximately 12,000 shares in the company to cover obligations in option plans.

Concerning our balance sheet ratios, solvency calculated as shareholders’ equity, amounting to € 145.7 million and minority interest amounting to € 9.0 million as a percentage of total assets amounting to € 390.5 at year-end 2004 was 39.6%, compared to 41.5% at year-end 2003. The debt to equity ratio at year-end 2003 was 0.1 as compared to 0.2 in 2003. Return on average capital invested (shareholders’ equity plus net interest bearing debt) was 16.5%, compared to 15.7% in 2003.

Capital Expenditures

Investments in tangible and intangible fixed assets, excluding acquisitions, declined by € 5.7 million to € 12.5 million in 2004, compared to € 18.2 million in 2003 and € 14.2 million in 2002.  The increase in 2003 compared to 2002 included the effect from a office move in Amersfoort, the Netherlands of € 4.8 million. The amount for 2004 primarily related to investments in communications and computer equipment.  In 2004, € 14.8 million, as compared to € 41.8 million in 2003, was invested in the acquisition of consolidated companies, and € 2.5 million, as compared to € 4.3 million in 2003, was invested in non-consolidated companies and other financial fixed assets.

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

D.  Trend information.

We reported solid results for the first quarter of 2005. Net income rose 21% compared to the same period last year. Gross revenues rose 8%. The decline of the U.S. dollar exerted a negative currency effect of 1 to 2% on both gross revenues and net income. The solid results were primarily the result of organic growth and the effect of earlier measures to improve margins.

We are pleased that our organic growth exceeded our 5% target. This growth resulted from the continued positive developments in the environmental market, steady growth in the buildings market and recovery in the Dutch infrastructure market. In that market we saw the first signs of recovery, which led to an improvement in our backlog. We believe that our policy to improve margins is yielding results. As a result of the restructuring that was completed in the Netherlands last year, as well as the ongoing transition in the buildings area to management and consultancy services with higher added value, the margin has clearly improved.

Key financial measures

	First quarter
(Amounts in millions of Euros unless otherwise stated)	2005	2004	% Change
Gross revenue	223.0	207.0	8%
Operating income	10.1	8.1	25%
Net income	5.5	4.6	21%
Net income per share (1)	0.27	0.23	19%
Net income from operations (2)	5.9	4.5	30%
Net income from operations per share (1)(2)	0.29	0.22	29%

(1)   In 2005 based on 20.3 million shares outstanding (in 2004: 20.0 million).

(2)   Excluding amortization, pension adjustments and option costs.

Analysis

Beginning from the first quarter of 2005, our results are reported under IFRS (International Financial Reporting Standards). The comparable financial results for 2004 have been adjusted on this basis. The consequences of IFRS for us and the adjustments to our reported net income for 2004 on a quarterly basis are set forth in a table at the end of Item 5.D. The table also includes the net income from operations, which is as defined by IFRS, corrected for non-operational items (amortization intangible fixed assets, adjustments related to pension plans and costs of options).

Gross revenues for the 2005 first quarter of 2005 increased by 8%. The contribution from acquisitions was 2%. This was offset by a negative currency effect of 1% and a decline of 1% resulting from the proceeds of divestments in the first quarter of 2004. Organic growth was 8%. The main contribution came from the United States and South America, while in Europe the activities in France grew strongly. In the Netherlands, the modest organic growth from the fourth quarter of 2004 was continued, which indicates a gradual market recovery.

Operating income in the first quarter of 2005 was 25% higher. Excluding items that affect the comparability of results the increase was 13% than the first quarter of 2004. Acquisitions and divestments on balance yielded 2% growth, while the currency effect was a negative 2%. The relatively small contribution from acquisitions was mainly the effect of the amortization of identifiable intangible assets under IFRS. The organic increase in operating income was 13%, mainly through revenue growth in combination with margin improvement.

Net income rose 21%, which was somewhat less than operating income.  This can be mainly attributed to the lower contribution from non-consolidated companies as a result of the completion of a number of contracts for energy projects in Brazil. It is expected that in the course of this year new contracts will be signed. Because net income from operations excludes the amortization on acquisitions, net income from operations rose by 30%.

Developments by Geographic Segment

The financial results mentioned below relate to gross revenue developments and, unless otherwise noted, discuss the comparison between the first three months of 2005 and the same period of 2004.

•      The Netherlands

Gross revenue in the Netherlands increased slightly in the first quarter of 2005, compared to the same period last year. Organic revenue growth was modest and comparable to that of the fourth quarter of 2004, indicating an emerging recovery in the Dutch market. Operating income in the Netherlands was substantially higher, partially as a result of cost savings achieved by the 2004 restructuring of part of the Dutch operations.

•      Other European countries

In most other European countries solid growth was achieved with the exception of Germany, where market circumstances continue to be difficult. In France, rail infrastructure activities were the main driver for growth, while in the U.K. market, environmental activities performed well. In Poland, the acquisition of Profil generated additional revenues, while in the environmental field our first European GRiP® project was won. Operating income showed a solid increase on the back of good market conditions in most countries and productivity improvements in some operating companies.

•      The United States

Substantial growth was achieved in the U.S. market, particularly in the environmental field, where an organic growth of 10% was achieved. This was offset by a substantial organic decline in detailed design revenues in the buildings business. As a result of the continued poor performance of this activity, most of it was divested at the end of the quarter, involving the transfer of approximately 160 employees to the Canadian firm of Ingenium.  In infrastructure the U.S. market performance was solid, particularly in land development and transportation. Operating income in the U.S. increased substantially, partly due to the newly acquired companies of Bessent, Hammack and Ruckman, and Diversity Partners, which have a higher yield because they are active in program and project management.

•      Other regions

Other regions saw a good increase as the economic recovery in Brazil and Chile which started in 2004 continued into the 2005 first quarter. Both in infrastructure as well as in environment good growth was achieved in both countries.  In donor-financed markets, growth also occurred, albeit at a somewhat lower level. Operating income increased significantly due to the solid growth in South America and partly due to cost savings in donor-financed activities achieved during 2004.

Developments by Service Area

The financial results mentioned below relate to gross revenue developments and, unless otherwise noted, discuss the comparison between the first three months of 2005 and the same period of 2004.

•      Infrastructure

Gross revenue growth was 11%. Of this growth, 8% came from acquisitions completed last year. Organic growth was 6%, a considerable improvement compared to 2004, when there was an organic decrease. In almost all countries, activities increased. The recovery in Brazil and Chile that started last year, continued strongly. In France, we are involved in several rail projects which contributed to strong growth.

•      Environment

With 10%, organic growth continued at a good level. In the United States, growth was still solid but somewhat down from 2004 because of the start up of several large GRiP® projects in the first quarter of 2004. In Europe a solid performance was achieved in Germany, Belgium and France, while in Poland, the first European GRiP® project was won. In the European market we believe there is a significant interest in this approach, particularly for redevelopment of contaminated industrial sites. Activities in Brazil also saw strong growth.

•      Buildings

Organic growth was 11% mainly from expansion in project management and facility management. These management services are less cyclical. In the United States, at the end of the first quarter, the sale of most of the detailed design and engineering activities for buildings was completed. This fits with our policy to focus on higher margin activities in this segment.

Outlook

Improvement of infrastructure is an important trend in many countries. In the Netherlands, initiatives for public-private partnerships may have a positive effect on infrastructure investment. The money from European investment funds is being redirected to central Europe leading to strong growth in the markets for roads and rail there. With strong positions in Poland and the Czech Republic, we benefit from this development. France has a large program for expansion of high speed railway lines for which we are well positioned. In the United States, an agreement has been reached on federal infrastructure funding (SAFETEA) which will positively impact the market. In the American environmental market, the multi-year GRiP® contracts form a solid basis for further expansion of our activities. The GRiP® approach also offers good prospects in the European environmental market. In the buildings area, growth should mainly come from expansion in management services as a result of outsourcing.

The outlook for full year 2005 is positive. In many markets in which we are active, conditions are favorable. In the Netherlands, our competitive position has been strengthened in a market that is recovering. Our policy is to use synergy to generate additional organic growth. Excellent opportunities for synergy are present in services to multinational clients and in the areas of soil remediation, railroad, bridges and tunnels. A stringent focus on activities with higher added value has to lead to further margin improvement. Our policy to expand activities by way of acquisitions will be continued. Barring unforeseen circumstances, and excluding currency effects, we expect continued growth in revenue and profits.

Description of adjustments resulting from the implementation of IFRS

Starting in 2005, we apply IFRS (the International Financial Reporting Standards) as the basis for our financial reporting. This means that the quarterly reports during 2005 will be presented in line with the IFRS standards. For this purpose, the 2004 quarterly figures have been adjusted for comparison purposes. The changes in valuation principles and related changes in the figures are noted below. The numbers used are in thousands of Euros.

Goodwill

Under IFRS goodwill is no longer amortized. Instead an annual (or more frequent if needed) impairment test is performed to assess if the expected cash flows still warrant the capitalized amounts. The amounts that are paid at the time of acquisition for identifiable intangible fixed assets are activated and amortized over the economic lifetime of the assets.

Up to and including 2004, goodwill was amortized according to Dutch rules. The amount related to this amortization was € 2,558. Of this amount, € 376 is amortization for identifiable intangible fixed assets. The remaining amount of € 2,182 concerns goodwill amortization. In the comparing figures for 2004 this amount has been added to income.

Work-in-progress

The implementation of IFRS resulted in two significant changes to our accounting of work-in-progress.  The first concerns the treatment of proposal costs. Some operating companies previously treated proposal costs as work-in-progress by allocating these costs as project-related after the project contract had been signed. IFRS has a more stringent requirements for the activation of costs. As adjusted to reflect this change, work-in-progress as of December 31, 2004 was reduced by € 2.634. Of this amount, and after subtraction of a deferred tax credit of € 830, an amount of € 1,804 has been charged to shareholders’ equity. The second significant change relates to the general overhead cost as a pricing component that are charged to projects. IFRS prohibits the activation of general overhead cost in work-in-progress via pricing. We used to charge projects against an integral price, including an addition for general indirect cost. Because we use the percentage-of-completion method for project assessment, the new valuation principle only has an effect on loss-making projects. In those cases, a provision was formed in which the amount of indirect cost was too high. As adjusted to reflect this change, work-in-progress as of December 31, 2004 increased by € 618, which has been added to shareholders’ equity. After tax, this amount is € 423. These new valuation principles do not change the amount of work-in-progress, only when it is recognized. Therefore, our income for 2004 has not been adjusted.

Deferred compensation

As of 2004 we had a pension plan which qualified as a defined contribution plan for most of our Dutch employees. For the employees of PRC, a pension plan is in place which qualifies as a defined benefit plan. For German and French companies limited plans are in place which qualify as defined benefit plans. IFRS (IAS 19) requires that related to these defined benefit plans in the opening balance sheet for 2004 a provision is formed and charged to shareholders’ equity in the amount of € 14,960. After tax an amount of € 10,231 has been charged to shareholders’ equity. Net income for 2004 was increased by € 668, net, based on actuarial calculations related to these pension plans. For a relatively small number of staff members, jubilee payments are in place. For these payments a provision was formed on the balance sheet of € 1,000, which, after taxes, has been charged to shareholders’ equity (€ 685).

Option costs

IFRS demands that costs for options that have been issued after November 7, 2002 and that become vested after January 1, 2005, be included in the results, spread over the period in which they vest, which for ARCADIS, is three years. The cost, amounting to € 365 in 2004 (after tax € 239) has been charged to the 2004 result. Because in our option plans options can only be converted into shares, this amount has been added to shareholders’ equity.

Provision for doubtful debtors

IFRS prohibits the existence of a dynamic provision for doubtful debtors. The total provision has therefore been evaluated and distributed to outstanding receivables. The surplus that remained after the evaluation to the amount of € 203 was added to shareholders’ equity.

Exchange rate differences

The cumulative reserve for exchange rate differences has been balanced as of January 1, 2004 with the general reserve. Future exchange rate differences will be registered separately.

Other changes

The investigation into the effects of the introduction of IFRS has led to small changes in income in different parts of the company, resulting in a total net income reduction of € 55.

Change corporate tax percentage in the Netherlands

Part of the items mentioned above relate to our Dutch operations. To the extent that these items caused deferred taxes, the percentage change in corporate tax in the Netherlands per January 1, 2005 affected this deferral. This caused a negative effect to the amount of € 519 on the adjusted income statement of 2004.

Adjustments to quarterly results for 2004

As a result of the changes described above, the results for each quarter in 2004 have been adjusted as follows.

(Amounts in thousands)	First Quarter 2004	Second Quarter 2004	Third Quarter 2004	Fourth Quarter 2004	Total 2004
Published net income	€4,003	€4,913	€4,039	€7,184	€20,139
Adjustments
Amortization goodwill	490	541	529	622	2,182
Pensions	270	271	270	271	1,082
Option costs	(94)	(95)	(98)	(78)	(365)
Other adjustments	(13)	(14)	(14)	(14)	(55)
Corporate tax	(71)	(71)	(70)	(77)	(289)
Change in tax percentage				(519)	(519)
Total adjustments	582	632	617	205	2,036
Adjusted net income	4,585	5,545	4,656	7,389	22,175

Amortization of identifiable intangible fixed assets	33	31	32	282	378
Pensions	(270)	(271)	(270)	(271)	(1,082)
Option costs	94	95	98	78	365
Corporate tax	71	71	70	596	808
Adjusted net income from operations	4,513	5,471	4,586	8,074	22,644

Adjustments to balance sheet

As a result of the changes described above, the balance sheet has been adjusted as follows.

(Amounts in thousands)	As of January 1, 2004	As of December 31, 2004
Adjustments shareholder’s equity
Published shareholder’s equity	€136,538	€145,669
Adjustments
Adjustment net income 2004, excluding the effect of a change in tax rate	—	2,555
Option costs 2004 in favor of shareholder’s equity	—	239
Work in progress, net	(1,320)	(1,381)
Provision pensions, net	(9,802)	(10,231)
Provision jubilee payments, net	(655)	(685)
General provision doubtful debtors	203	203
Total adjustments	(11,574)	(9,300)
Adjusted shareholder’s equity	124,964	136,369

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

The following table sets forth, as of December 31, 2004, our commitments and contractual obligations for the following five years and thereafter. The long-term debt obligations are our cash debt service obligations. Operating lease obligations are the future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2004.

		Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt obligations (subordinated loans)	€1,787	€1,038	€460	€180	€109
Operating lease obligations	125,647	31,356	57,948	23,788	12,555
Capital (finance) lease obligations	2,066	291	1,202	428	145
Purchase obligations	3,505	2,010	1,495	—	—
Other longer-term liabilities reflected on under Dutch GAAP	28,817	19,338	8,092	689	698
Total	161,822	54,033	69,197	25,085	13,507

We believe that cash generated from operations, together with our existing financing arrangements will be sufficient to meet our working capital and capital expenditure requirements for 2005.

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

Supervisory Board

The following table presents information about our Supervisory Board members as of December 31, 2004 and nominees for election to our Supervisory Board at the Annual General Meeting of Shareholders, which was held on May 11, 2005:

Name	Year of Birth	Years Served In Office		Year Term Expires	Position
Rijnhard W.F. van Tets (a), (b), (c)	1947	3		2006	Chairman
Ross A. Webber (a)	1934	12		2006	Vice-Chairman
Thomas M. Cohn (a)	1942	1		2008	Member
Carlos Espinosa de los Monteros (b)	1944	7		2006	Member
George R. Nethercutt, Jr. (d)	1944		(d)	2009	Member
Jan Peelen (b)	1940	5		2008	Member
Gerrit Ybema (b), (c)	1945	2		2007	Member

(a)           Member of the Audit Committee

(b)           Member of the Selection and Remuneration Committee

(c)           Member of the Integrity Committee

(d)           Appointed at the Annual General Meeting of Shareholders held on May 11, 2005 to a term expiring in 2009

Jhr. Drs. Rijnhard W.F. van Tets, age 58, was appointed to our Supervisory Board in 2002, and currently serves as our Chairman.  He also serves as a member of our Supervisory Board’s Audit Committee, and chairman of the Selection and Remuneration Committee and the Integrity Committee.  Currently, Mr. van Tets serves as an advisor to the Executive Board of ABN AMRO Bank, after serving as a member of the Executive Board from 1988 until 2001. He also served in a variety of positions while at ABN AMRO Bank, including: Chairman of the Investment Banking Division from 1990 to 2001, Senior Executive Vice President from 1986 to 1988, and Executive Vice President of the Corporate Banking Division from 1983 to 1986. From 1977 until 1983, Mr. van Tets served as Vice President of Corporate Finance with First Boston Corporation. He currently serves as a non-executive board member of the following entities: Euronext Amsterdam N.V., Equity Trust SARL, International Flavors & Fragrances I.F.F. (the Netherlands) Holding B.V., Wegener N.V., and Investment Committee Pension Fund Building Industry. Mr. van Tets earned a Masters in Law and Business Administration from the University of Leiden.

Dr. Ross A. Webber, age 70, was appointed to our Supervisory Board in 1993, and currently serves as our Vice-Chairman.  He also serves as a member of our Supervisory Board’s Audit Committee. Currently, he serves as Professor Emeritus at the Wharton School of the University of Pennsylvania. From 1991 until 1995, Dr. Webber served as Chairman of the Management Department at the Wharton School of the University of Pennsylvania. Dr. Webber served as Vice-President of the University of Pennsylvania from 1981 until 1986.

Mr. Thomas M.  Cohn, age 62, was appointed to our Supervisory Board in 2004.  He also serves as chairman of our Supervisory Board’s Audit Committee.  From 1994 until 2003, Mr. Cohn served as Chairman of the Executive Board of Siemens Nederland N.V. and Chief Executive Officer of the Siemens Group in the Netherlands. Mr. Cohn retired from our Executive Board in 2003. From 1987 until 1994, Mr. Cohn was the Chief Financial Officer and an Executive Board member of Siemens Nederland N.V. From 1967 until 1987, he held various positions, such as director of Economic Affairs, with Siemens Belgium. He started his career in 1964 with Siemens AG in Germany. Mr. Cohn also serves as a non-executive board member of the following entities: Corus Nederland B.V., KEMA NV, Advisory Board Fortis Bank Rotterdam, Recontec B.V., Tecosa (Spain), Pereira Van Vliet & Partners (Chairman), Monitoring Board University of Technology Delft, Foundation Techniques and Marketing-STEM, Dutch—German Chamber of Commerce, and Baden-Badener Unternehmergespräche (Germany).

Mr. Carlos Espinosa de los Monteros, age 61, was appointed to our Supervisory Board in 1998. He also serves as a member of our Supervisory Board’s Selection and Remuneration Committee.  Mr. Espinosa currently serves as Chairman and Chief Executive Officer of Mercedes Benz Espana S.A. and Daimler Chrysler Espana Holding. He served as President of IBERIA S.A. from 1983 until 1985. From 1979 until 1983, Mr. Espinosa served President of the National Institute for Industry (INI) in Spain. Mr. Espinosa currently serves as a non-executive board member of Acciona S.A., Inditex S.A. (Zara) and Gonzalez Byass S.A.

Mr. George R. Nethercutt, Jr., age 60, was appointed to our Supervisory Board by the General Meeting of shareholders held on May 11, 2005.  He currently serves as a member of the Board of Directors of Hecla Mining Company, The Washington Policy Center and Isothermal Systems Research.  From 1994 until January 2005, Mr. Nethercutt served as a member of the United States House of Representatives.  He served on the Appropriations Committee and the Defense, Interior and Agriculture Subcommittees.  From 1977 to 1994, Mr. Nethercutt practiced law in the private sector, focusing on corporate, estate and probate and adoption law.

Drs. Jan Peelen, age 65, was appointed to our Supervisory Board in 2000. He also serves as a member of our Supervisory Board’s Selection and Remuneration Committee.  Mr. Peelen retired from employment with the Unilever group of companies in 2000. From 1987 until 2000, Mr. Peelen was a member of the Executive Board of Unilever N.V. and Unilever PLC, from 1996 till 2000 he also served as a member of the Executive Committee of Unilever, as the director of Human Resources. Mr. Peelen has served in several international management positions within Unilever or its subsidiaries since 1966. Mr. Peelen also serves as a non-executive board member of the following entities: Albron B.V., Royal Friesland Foods N.V., Buhrmann N.V., VVAA Group B.V. (Chairman), and National Regie-Orgaan Genomics.

Drs. Gerrit Ybema, age 59, was appointed to our Supervisory Board in 2003. He also serves as a member of our Supervisory Board’s Integrity Committee and Selection and Remuneration Committee. From 1998 until 2002, Mr. Ybema served as the Secretary of State for Economic Affairs in the Netherlands. He has served in a variety of governmental positions at the local and state level from 1989 until 1998, including positions with the city of Enschede and the province of Friesland. He currently serves as a non-executive board member of the following entities: Monitoring Board Zorggroep Noorderbreedte, ROC Friese Poort, Consultative Organ Frisian Language and Culture, Fair Wear Foundation, and Foundation Frisian Harbour Days. Mr. Ybema earned an economics degree, with a specialization in economic relations from Rijksuniversiteit Groningen.

Executive Board

                The following table presents information about our current Executive Board members:

Name	Year of Birth	Years Served In Office	Position
Harrie L.J. Noy	1951	11	Chairman
C. Michiel Jaski	1959	5	Member

Harrie L.J. Noy, age 54, was appointed to our Executive Board in 1994. He currently serves as Chairman of our Executive Board and has held this position since 2000. Prior to joining our Executive Board, Mr. Noy served as Managing Director of Heidemij Advies B.V. from 1990 until 1994. He joined the company in 1975. Mr. Noy also serves as a non-executive board member of the following entities: Foundation Habiforum, Foundation PSIB, Advisory Board Euronext, VEUO (The Dutch Association of Listed Companies), Dutch-German Chamber of Commerce, Foundation Management Studies (SMS), VNO-NCW, Supervisory Board University of Arnhem-Nijmegen, and Supervisory Board Foundation Rijnoeverhoven.

C. Michiel Jaski, age 46, was appointed to our Executive Board in 2000. Prior to joining us, he served in a variety of positions at Polyesters Plastics Packaging Shell Chemicals Ltd., including: Global Vice President from 1999 to 2000, Global Marketing & Sales Director from 1998 to 1999, Business Unit Manager Europa Shell Chemicals Ltd. from 1992 to 1998, Sales Manager Benelux Shell Nederland Chemie from 1990 to 1992, and Product Manager Shell Nederland Chemie from 1988 to 1990. From 1986 until 1987, Mr. Jaski served as the Project Manager of Information Technology Philips UK and Philips Belgium. Mr. Jaski also serves as a non-executive board member of the following entities: Vice-Chairman of the Foundation Delta (primary education), and the Netherlands Committee IUCN (The World Conservation Union).

Corporate Directors

The following table presents information about our current Corporate Directors:

Name	Year of Birth	Years Served In Office	Position
Hans van Dord	1944	4	Corporate Director of Business Development
Ben A. van der Klift	1959	1	Corporate Director of Finance
Wim G.M. Rupert	1945	11	Corporate Director of Human Resources
Craig E. Eisen	1951	3	Corporate Director of Mergers and Acquisitions

Hans van Dord, age 60, was appointed Corporate Director of Business Development in 2000. Prior to that appointment he has served in various senior management positions in different ARCADIS operating companies. Mr. Van Dord has been with our company since 1985. Prior to joining us, Mr. Van Dord worked on urban and rural planning and design projects on behalf of the Dutch government from 1972 to 1985.

Ben A. van der Klift, age 45, was appointed Corporate Director of Finance in 2004.  Prior to joining ARCADIS, Mr. Van der Klift served as Financial Director of PRC Bouwcentrum B.V., a company that was acquired by ARCADIS in 2003. From 1991 to 1997, Mr. Van der Klift held several financial management positions at DHV, a Dutch-based international engineering consultancy.

Wim G.M. Rupert, age 59, was appointed as Corporate Director of Human Resources in 1994. In 1987 Mr. Rupert joined us in the function of Training Manager. Prior to joining us, he held several positions in public education in the Netherlands.

Craig E. Eisen, age 53, was appointed as Corporate Director of Mergers and Acquisitions in 2002. Prior to joining us, he held the position of Vice President Corporate Programs and was a member of the Executive Board of Tetra Tech, Inc. from 1994 to 2002. From 1981 to 1996, Mr. Eisen also served in a number of positions at Hydro-Search Inc., including as President from 1991 to 1997, as Vice President of Operations from 1988 to 1991 and as a member of the Board of Directors from 1988 to 1994. Prior professional positions include Principal Hydrogeologist at the Water Resources Research Institute, University of Wyoming from 1979 to 1981 and Hydrogeologist/Resident Engineer for the U.S. Agency for International Development—Kenya from 1978 to 1979.

Senior Management Committee

                The following table presents information about our current Senior Management Committee members:

Name	Year of Birth	Years Served In Office	Position
Steven B. Blake	1956	1.5	CEO ARCADIS G&M
Javier Hurtado	1955	1	CEO ARCADIS Geotecnica
Douwe Kras	1948	1	Managing Director ARCADIS Nederland
Yann Leblais	1952	5	CEO ARCADIS FCI
Erhard Robold	1956	6	CEO ARCADIS Deutschland
Antonio Rocha	1941	6	CEO ARCADIS Logos
Kees T. Slingerland	1960	3	Managing Director ARCADIS Nederland
Ludo Smans	1947	9	Managing Director ARCADIS Belgium
Luis Villarroya Alonso	1953	10	CEO Grupo EP
Marek Adamek	1960	1	Managing Director ARCADIS Polska
Leo van der Kemp	1956	1.5	Managing Director PRC

Steven B. Blake, age 48, was appointed to our Senior Management Committee in 1995. From 1999 until 2003, Mr. Blake served as a member of our Executive Board, from which he stepped down in November 2003 on his own request. Since that date he serves (again) as the Chief Executive Officer of ARCADIS G&M, Inc. He has served in a number of positions at Geraghty & Miller, including: President from 1994 to 1996, Vice President Programs & Strategic Operations from 1991 to 1994, and Director of Hydrocarbon Services Division from 1989 to 1991. Following our acquisition of Geraghty & Miller in 1994, Mr. Blake served as Chief Executive Officer of ARCADIS Geraghty & Miller, Inc., from 1996 until 1999. Mr. Blake also serves as a non-executive board member of the following entities: Construction Industry Roundtable, the U.S. National Water Well Association and the Federal Relations Committee (CIRT).

Javier Hurtado, age 49, industrial engineer, was appointed as CEO of ARCADIS Geotécnica in February 2004. Prior to joining ARCADIS he acted as CEO in companies from different fields of activity like Real Estate; developing and managing private schools in Chile (2002-2003), developing and managing Hotels and tour agencies in Croatia (2000-2002); Ports (Ventanas—Chile), and Airports (Santiago International Airport) (1993-2000), Mining Companies (Cominor and ENAMI) (1992-1993); Insurance Companies (Les Mutuelles du Mans Assurance—Chile)(1989-1992). Mr. Hurtado has been member of the board of directors in a variety of companies in a broad range of businesses.  He has also served as an advisor for the chamber of industries, chamber of construction and other think tanks in environmental issues, and currently holds the position of President of the Environmental Committee in the Chilean chamber of construction.

Douwe J. Kras, age 56, joined the company as a member of the Board of ARCADIS Nederland B.V. in May 2004, and he has been appointed Chairman of the Board of ARCADIS Nederland B.V. effective as of July 2004. Until 2004, Mr Kras was CEO of PRC B.V., a consultancy firm that we acquired in 2003 and that specializes in project management. He worked with PRC B.V. for 25 years. Mr Kras is member of several Supervisory Boards in the fields of Health Care, Social Housing and Culture.

Yann Leblais, age 52, was appointed to our senior Management Committee in 2002. He currently serves as CEO in ARCADIS FCI and has held his position since 2000. He also serves as CEO of ARCADIS ESG (former EEG SIMECSOL before we acquired it in 2002) and has held his position from 1995. He joined SIMECSOL in 1979 and served in a number of positions, including: Executive Vice President from 1990 to 1995 and Head of the Geotechnical & Civil Division from 1985 to 1990. Yann Leblais is currently Chairman of the Board of SYNTEC INGENIERIE, the French Consulting Association, and also serves in key positions in both French and International Tunneling Associations.

Erhard Robold, age 48, was appointed as managing director of ARCADIS in Germany in 1998; since 2001 he is member of the Senior Management Committee. Mr. Robold joined the company in 1991 and served in a variety of positions including Department Manager, Regional Manager South Germany and Managing Director. In 2001 he was appointed served as CEO of ARCADIS Germany. From 1984 until 1991 he worked as Project Manager for two other engineering companies. Erhard Robold is civil engineer and member of several associations of our branch.

Antonio João Oliveira Rocha, age 64, was appointed to the Senior Management Committee in 2000. He currently serves as Chief Executive Officer of Logos Engenharia S.A., our leading Brazilian company, and has held this position since

1999. Prior to becoming Logos’ CEO, from 1987 to 1999 Mr. Rocha served as Technical Director, and from 1977 to 1986 he served as Project Manager at Logos. From 1986 to 1987 he worked as deputy secretary in the Planning Secretariat of São Paulo State Government. Before joining Logos he worked at São Paulo Metro Company and Rhodia, Brazilian subsidiary of French Rhône Poulenc. Mr. Rocha worked at two Brazilian universities from 1966 until 1972.

Kees T. Slingerland, age 45, was appointed to our Senior Management Committee in 2000. At that time, he joined us as managing director of ARCADIS Heidemij Advies B.V.; from 2002 on he has been the managing director of ARCADIS Netherlands B.V.. Before he joined us, Mr. Slingerland worked for the Dutch Ministry of Agriculture, from 1985 to 1989, for the NEHEM Consulting Group in Hertogenbosch and in Budapest as director international development from 1989 to 1995 and as managing director for the Flower Auction in Bleiswijk from 1995 to 2000. Mr. Slingerland also serves as a non-executive board member of CUR (Civil Centre for Engineering, Research and Codes) and of NOVIB Oxfam Netherlands (international developing aid) and as member of the advisory board Rural Developments of the Innovation Network Rural Areas and Agricultural Systems.

Ludo Smans, age 57, was appointed to our Senior Management Committee in 1999. Founder and President of the former Gedas, which company was acquired by Heidemij Group in 1995. He has held the position of Chief Executive Officer of ARCADIS Belgium since 1995. Prior to founding Gedas in 1981, Mr. Smans served in a number of positions at VEHA Radiators Herentals (Rijn Schelde Verolme) from 1971, including as Administrative Director from 1976 to 1981.

Luis Villarroya Alonso, age 51, has been a member of the SMC since 1995, when we acquired Grupo EP. He has served in a variety of positions at Grupo EP, including Chief Executive Officer from 1999 through the present, Managing Director from 1995 to 1999, Deputy Director from 1990 to 1995, and Managing Director of Ibering and Intecasa from 1987 to 1990. Prior to joining Grupo EP, he served at The Austin Company as Deputy Director from 1984 to 1987, and at Arthur Andersen as Manager of the Manufacturing Division and in the Auditing and Consulting Division from 1978 to 1984.

Marek Adamek, age 45, was appointed the Managing Director of ARCADIS Polska in 2005.  From 1991 to 2004, he served as the Chief Executive Officer of Ekokonrem, an environmental company which he established and was acquired by the Heidemij Group in 1994.  Prior to 1991, Mr. Adamek worked in a geological state-on company, as hydrogeologist and Project Manager.

Leo van der Kemp, age 49, was appointed the managing director of PRC in 2004, He has a background in public services. From 1985 to 1992 he was involved in the housing of Dutch Universities, University Hospitals and other educational facilities. Until 1995 he was responsible for decentralization-operations of the Dutch ministry of Education and Science. From 1995 until 2004 he was director of the division Projectmanagement and Consultancy of PRC B.V..

B.  Compensation.

Description of Compensation

The aggregate compensation, including directors’ fees and bonuses, paid or accrued to all of the members of our Supervisory Board and Executive Board as a group (12 persons) during the fiscal year ended December 31, 2004, was € 1.1 million. The aggregate amount set aside or accrued to provide pension, retirement and similar benefits for all of the members of our Supervisory Board and Executive Board as a group during the fiscal year ended December 31, 2004, was € 0.2 million. Please see Item 6.E for a description of our various stock option plans and details of the options granted under those plans.

Supervisory Board Members

Compensation for members of our Supervisory Board is determined by the General Meeting of Shareholders. For 2004, each of our Supervisory Board members was paid a base rate of compensation equal to € 25,000, while the Chairman’s compensation was € 37,500. In addition, the members of the Supervisory Board receive annual compensation for expenses, which for the Chairman is € 3,000, for Dutch members is € 2,000, for the Spanish member is € 10,000 and for the U.S. member is $15,000 per year.  Supervisory Board members who serve on our Audit Committee and our Selection and Remuneration Committee will be paid annually € 5,000 per committee. Supervisory Board members who serve on our Integrity Committee will be paid € 2,500 annually. Our Supervisory Board members are not eligible to receive options.

The following table details the amount of compensation paid to each of our Supervisory Board members in 2004.

Name	Compensation
	(in thousands)
Rijnhard W.F. van Tets	€38
Ross A. Webber	27
Thomas M. Cohn	15	(1)
Carlos Espinosa de los Monteros	27
Jan Peelen	27
Gerrit Ybema	29
Luck M. van Leeuwen	19	(2)
Andre A. van der Louw	13	(2)

(1)           Represents compensation for six months of service, as Mr. Cohn was appointed to the Supervisory Board in May 2004.

(2)           Represents compensation for six months of service, until each of Messrs. Van Leeuwen and der Louw retired from the Supervisory Board in May 2004.

Executive Board

The compensation of members of our Executive Board is determined by the Supervisory Board based on recommendations of our Selection and Remuneration Committee. Our policy is to compensate our senior executives at market rates while considering our size and characteristics. The goal of our compensation scheme is to provide our Executive Board members with short-term and long-term incentives, so that their interests are aligned with those of our shareholders.  In the fall of 2004, we engaged an external consultant to make recommendations regarding our remuneration policy in light of the demands imposed by the Dutch Corporate Governance Code.  Our new remuneration policy was presented to and approved by our shareholders at the General Meeting of Shareholders on May 11, 2005.  For 2004, our compensation packages include the following components:

•  Fixed salaries. The fixed portion of the overall compensation package is adjusted annually by the Supervisory Board based on recommendations from the Selection and Remuneration Committee. In 2004, the fixed portion paid to our Executive Board members was not increased.

•  Variable salaries. The variable portion of the overall compensation package is adjusted annually by the Supervisory Board based on recommendations from the Selection and Remuneration Committee. The bonuses for which members of our Executive Board are eligible are based on meeting certain performance goals established at the beginning of the fiscal year and the performance of the company. In 2004, bonuses paid varied between 33% and 44% of an Executive Board member’s fixed salary.

•  Compensations and other fringe benefits. Members of our Executive Board receive reimbursement for expenses and other fringe benefits customary in the industry.

•  Pensions. As of January 1, 2004, our pension plan was changed to a defined contribution plan.  The premium paid by members of our Executive Board is based on the goal to achieve a target payment equal to what would have been received under our pension plan.

•  Options. Members of our Executive Board are granted options by the Supervisory Board based on the recommendations of the Selection and Remuneration Committee. No options have been granted in 2004, as performance criteria were not met.

The following table details the amount of compensation paid to each of our Executive Board members in 2004.

Name	Fixed Salary*	Variable Salary*	Pension Premium*	Options Granted
Harrie L.J. Noy	€331	€100	€74	0
C. Michiel Jaski	€248	€100	€27	0
Jan Zijlstra (1)	€248	€25	€62	0
Steven B. Blake(2)	0	$99	0	0

*       in thousands

(1)    Mr. Zijlstra served as a member of our Executive Board until January 1, 2004.  He continues to serve as an advisor to our Executive Board.

(2)    Mr. Blake served as a member of our Executive Board until November 1, 2003.  He continues to serve as a member of our Senior Management Committee and chief executive officer of ARCADIS G&M, Inc.

C.  Board practices

The length of each director’s and officer’s term in office, if applicable, is described above in Section B. Our directors and officers have employment contracts that have unlimited duration.  None of our employment agreements provide for benefits upon the termination of employment.

Audit Committee

Our Supervisory Board Audit Committee is responsible for reviewing and monitoring our financial statements and internal accounting procedures, approving the scope and terms of audit services to be provided by our independent auditor and monitoring the services provided by our independent auditor. Our Audit Committee reviews all periodic financial reports and conducts separate meetings with management, and the independent auditors to review the accuracy of such reports.  Our Audit Committee also discussed the consequences of implementing the International Financial Reporting Standards in 2005.  Our Supervisory Board adopted our Audit Committee Charter and established the Audit Committee in November 2002, and our Audit Committee held its first meeting in January 2003.

For the year ended December 31, 2004, Mr. Cohn, Mr. van Tets, and Dr. Webber served as members of the Audit Committee, and each member qualified as an independent member of the Audit Committee as defined by the Nasdaq National Market and the United States Securities and Exchange Commission.  Mr. Cohn served as the Chairman of the Audit Committee during 2004 and will continue to serve as Chairman during 2005.  Our Audit Committee has one member, Mr. van Tets, who qualifies as our “audit committee financial expert” as defined by the United States Securities and Exchange Commission.

Selection and Remuneration Committee

Our Supervisory Board Selection and Remuneration Committee is charged with selecting and nominating candidates for appointment to the Supervisory Board and the Executive Board. In addition, this committee advises the Supervisory Board on the following matters: the size and composition of our Supervisory Board, compensation of the members of our Executive Board and our Senior Management Committee, our option plan policy, and the award of options under existing option plans.  In 2004, the Selection and Remuneration Committee engaged an external consultant to make recommendations regarding our remuneration policy in light of the demands imposed by the Dutch Corporate Governance Code.

For the year ended December 31, 2004, Mr. van Tets, Mr. Espinosa, Mr. Peelen, and Mr. Ybema served as members of the Selection and Remuneration Committee, and Mr. van Tets serves as Chairman.

D.  Employees.

As of December 31, 2004, we had 9,638 employees, compared to 9,277 at the end of December 31, 2003, and 8,503 at the end of December 31, 2002. For 2004, the average number of employees was 9,419, compared to 8,827 in 2003 and 8,020 in 2002.

As of December 31, 2004, the geographic breakdown of our employees was as follows:

Region	2004	2003	2002
Netherlands	2,346	2,774	2,772
Other European Countries	4,000	3,446	2,988
United States	2,222	2,022	1,704
Other Regions	1,070	1,035	1,039

The decline in employees in the Netherlands is the result of divestments and restructurings.  The sharp increases in employees in other European countries and in the United States are due to acquisitions completed in 2002 and 2003.  In 2004, the percentage of our employees with a temporary contract increased from 16% on January 1, 2004 to 22% on December 31, 2004.

A small minority of our employees are members of a union. The relationship between management and the labor unions is good.

E.  Share ownership.

Capital Stock

The following table discloses, as of December 31, 2004, interests held in our share capital by members of our Supervisory Board and our Executive Board:

Name	Number of Shares (1)	Percentage of Outstanding Capital
Rijnhard W.F. van Tets	—	—
Ross A. Webber	1,130		*
Th. M. (Thomas) Cohn	—	—
Carlos Espinosa de los Monteros	—	—
J. (Jan) Peelen	—	—
Gerrit Ybema	—	—
Luck M. van Leeuwen (2)	—	—
Andre A. van der Louw (2)	—	—
Harrie L.J. Noy	33,787		*
C. Michiel Jaski	1,436		*
Steven B. Blake (3)	10,522		*
Jan Zijlstra (4)	516		*

*              Less than 1%

(1)           Excludes stock options

(2)           Messrs. van Leeuwen and van der Louw retired from our Supervisory Board at our General Meeting of Shareholders on May 12, 2004.

(3)           Mr. Blake served as a member of our Executive Board until November 1, 2003.

(4)           Mr. Zijlstra served as a member of our Executive Board until January 1, 2004.

The members of our management hold our common shares and have no greater rights than those provided to non-management holders of our shares.

Stock Options

The following table discloses, as of December 31, 2004, stock options held by members or former members of our Executive Board:

Name	Option Plan		Grant Year		Number Granted	Exercise Price		2004 Exercises	Number Outstanding	Expiration Date
Harrie L.J. Noy	2001		2001		30,000	€9.20		20,000	10,000	05-22-2011
			2002		15,000	€10.79		—	15,000	05-15-2012
			2003		17,500	€8.93		—	17,500	05-13-2013
Steven B. Blake(1)		(2)		(3)	85,615		(4)	58,240	27,375	03-17-2009
	1996		2000		18,750	$6.75		—	18,750	05-17-2010
			2001		18,750	$8.00		—	18,750	05-23-2011
	2001		2001		25,000	€9.20		—	25,000	05-22-2011
			2002		13,000	€10.79		—	13,000	05-15-2012
			2003		15,000	€8.93		—	15,000	05-13-2013
C. Michiel Jaski	2001		2001		17,500	€9.20		—	17,500	05-22-2011
			2002		10,000	€10.79		—	10,000	05-15-2012
			2003		14,000	€8.93		—	14,000	05-13-2013
Jan Zijlstra (5)	2001		2001		17,500	€9.20		—	17,500	05-22-2011
			2002		10,000	€10.79		—	10,000	05-15-2012
			2003		11,000	€8.93		—	11,000	05-13-2013

(1)           Mr. Blake served as a member of our Executive Board until November 1, 2003.

(2)           Various plans from 1987-1994

(3)           Issued from 1989 to 1999

(4)           Exercise price ranges from $6.75 to $11.50

(5)           Mr. Zijlstra served as a member of our Executive Board until January 1, 2004.

The members of our Supervisory Board held no stock options as of December 31, 2004.

Option and Share Purchase Plans

In order to align the interests of our directors and management with those of our shareholders, we have adopted a variety of stock option and stock incentive plans.

ARCADIS N.V. 1994 Incentive Plan and ARCADIS N.V. 1996 Incentive Plan

When we merged with Geraghty & Miller, Inc. in 1993, we adopted, and later expanded, Geraghty & Miller’s existing stock option plans for our employees based in the United States. This group of plans includes the following plans: 1987 Stock Option Plan, 1988 Stock Option Plan, Reed Option Plan, 1989 Stock Option Plan, 1991 Stock Option Plan, ARCADIS 1994 Incentive Plan and ARCADIS 1996 Incentive Plan.

Under these plans, our Supervisory Board is authorized to grant up to 1,370,000 shares of our common shares to our employees based in the United States. Options granted under these plans are exercisable for up to ten years and vest at various times.

2001 ARCADIS N.V. Long-Term Incentive Plan

The objective of the 2001 ARCADIS N.V. Long-Term Incentive Plan and the accompanying grant of awards to employees and board members is to strengthen such persons ties with ARCADIS and to promote the success, and enhance the value, of ARCADIS, by linking the personal interests of its employees and members of the Executive Board to those of the ARCADIS shareholders.  The total number of shares reserved and available for issuance pursuant to awards granted under the plan is 2,500,000.  The plan authorizes the Supervisory Board to grant awards to senior employees, board members of ARCADIS N.V. and its subsidiaries, and key officials of newly acquired companies, within the framework of their entry into employment with ARCADIS, in any of the following forms: options, stock appreciation rights, incentive shares, and restricted shares.

ARCADIS N.V. 1994 Employee Stock Purchase Plan

This plan permitted our employees based in the United States to purchase up to 230,000 shares of our common shares at a discount of 10% from the market price. The plan is not currently in use and was replaced by the ARCADIS N.V. 2002 Employee Stock Purchase Plan. This Plan currently permits participation by the employees in the United States, the Netherlands, Germany and Belgium.

ARCADIS N.V. 2002 Employee Stock Purchase Plan

This plan was adopted in cooperation with the Lovinklaan Foundation. Pursuant to this plan, our employees based in the United States, the Netherlands, Germany and Belgium can purchase shares of our common shares from the foundation for a discount depending on the local laws and regulations.

Options Granted

The following table provides aggregate information for all options granted pursuant to our option plans through 2004:

Option plan year	Granted	Exercise price	Cancelled	Exercised	Outstanding	Expiration
1994	92,868	$9.50	54,628	38,240	0	1/4/04
	10,000	$11.00	0	10,000	0	9/15/04
	159,750	$11.00	92,050	67,700	0	9/22/04
	20,000	$8.50	0	20,000	0	5/1/06
	98,622	$9.13	64,906	33,716	0	3/26/06
	51,878	$9.13	35,752	15,584	542	3/26/06
	10,000	$10.63	0	10,000	0	8/19/06
	74,500	$9.13	34,442	19,100	20,958	3/26/06
1996	99,695	$11.50	38,000	25,500	36,195	4/1/08
	305	$11.50	0	0	305	4/1/08
	82,500	$6.75	22,770	31,810	27,920	3/17/09
	11,374	$8.25	0	11,374	0	7/1/09
	3,626	$8.25	0	3,626	0	7/1/09
	122,123	$6.75	25,400	28,395	68,328	5/17/10
	6,627	$6.75	0	2,605	4,022	5/17/10
	110,937	$8.00	31,000	12,890	67,047	5/23/11
	7,813	$8.00	0	3,810	4,003	5/23/11
	31,779	$9.44	0	14,217	17,562	6/14/12
	3,221	$9.44	0	2,147	1,074	6/14/12
	10,000	$10.25	0	0	10,000	5/9/13
	60,000	$11.50	1,400	0	58,600	6/13/13
	30,000	$8.70	0	0	30,000	8/18/13
	6,616	$11.85	0	0	6,616	6/13/13
	13,232	$11.85	0	0	13,232	6/13/13
	787	$9.86	0	0	787	5/9/13
	1,573	$9.86	0	1,573	0	5/9/13
	242	$8.75	0	0	242	8/18/13
	7,623	$8.75	0	5,243	2,380	8/18/13
	1,257	$9.33	0	0	1,257	5/7/13
	2,511	$9.33	0	2,511	0	5/7/13
	1,088	$10.06	0	0	1,088	8/8/13
	30,800	$10.19	0	8,000	22,800	10/16/13
	2,136	$11.80	0	0	2,136	12/31/13
	7,864	$11.80	0	0	7,864	12/31/13
	1,456	$13.70	0	0	1,456	6/29/14
	4,525	$14.00	0	0	4,525	9/24/14
	5,200	$14.29	0	0	5,200	10/15/14
	8,000	$14.60	0	0	8,000	11/03/14
	30,000	$15.00	0	0	30,000	11/03/14
2001	195,000	€9.20	5,000	70,000	120,000	5/23/11
	254,100	€10.79	54,900	0	199,200	5/22/12
	9,000	€8.50	0	0	9,000	8/9/12
	290,250	€8.93	36,000	0	254,250	5/16/13
	230,779	€8.50	10	0	230,769	10/16/13
Total	2,201,657		496,258	438,041	1,267,358

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major shareholders.

Common Shares

We are not directly or indirectly owned or controlled by another corporation or a governmental entity. The total number of outstanding common shares as of March 31, 2005 is 20,280,000.  Of our total number of outstanding shares, 1,886,034 are traded on the Nasdaq National Market. The number of record holders in the United States is 119.

The following table lists any person/entity who has notified us that he is the owner of more than five percent of our outstanding common shares as of March 31, 2005. These shareholders do not receive any preferential voting rights.

Identity of Person or Group	Percent of Class
Delta Deelnemingen Fonds	5.2%
First Eagle Funds	10.3
Fortis N.V.	5.8
Koninklijke Nederlandsche Heidemaatschappij (a)	6.2
Smoorenburg B.V.	5.1
Stichting Lovinklaan (b)	21.3
Members of our Executive Board, Supervisory Board and other Executive Officers (c)		*

*              Less than 1%.

(a)           Koninklijke Nederlandsche Heidemaatschappij (KNHM) is an independent non-profit association dedicated to environmental awareness and education.  KNHM is governed by a board of trustees composed of 12 members. ARCADIS N.V. has the right to nominate one board member.

(b)           Stichting Lovinklaan currently has five directors. The directors are elected by and from our Dutch staff members. None of the directors are members of our Supervisory Board or Executive Board.  Stichting Lovinklaan has agreed not to dispose of or pledge 4,000,000 shares of our common shares that it holds without the prior approval of the holder of the ARCADIS Priority Shares (Stichting Prioriteit ARCADIS N.V.). Stichting Lovinklaan funds the ARCADIS N.V. 2002 Employee Stock Purchase Plan, which is currently operational in the Netherlands, Belgium, Germany and the United States. In 2005 the ARCADIS N.V. 2002 Employee Stock Purchase Plan will also be introduced to employees in our French subsidiary.

(c)           Certain members of our Supervisory Board, Executive Board, our Corporate Directors and Senior Management Committee own our common shares. The number of shares listed only reflects those shares owned directly.

In 2001, Luplan Holding B.V. sold its 6.6% stake in ARCADIS.  In 2001, Delta Deelnemingen Fonds reported it had acquired 5.17% of our shares. In 2002, KNHM brought down its ownership from 11.1% to 6.2% in pursuit of portfolio diversification.  In 2002, Fortis N.V. reduced its holdings in ARCADIS from 9.89% to 6.6% at year-end, as its larger position was the result of a merger with another fund.  In 2003, Smoorenburg B.V. reported that it had acquired a 5.08% position in our outstanding stock.  In 2004, First Eagle Funds reported that it had acquired a 10.2% position in our outstanding stock, while Stichting Lovinklaan reported that it had reduced its position to 21.3% from our outstanding stock.

Priority Shares

All 200 of our priority shares are owned by Stichting Prioriteit ARCADIS N.V., a priority share foundation which has 20 directors. To take action, the affirmative vote of 12 of the directors is required. Seven of the directors are members of our Supervisory Board, three are members of our Executive Board, and ten are ARCADIS employees who have been elected to serve as directors of the Bellevue Foundation (a Foundation representing our international staff members). Stichting Prioriteit ARCADIS N.V. has committed not to dispose of the priority shares except in the event of dissolution, which is an event that must be approved by the directors.

Cumulative Preferred Shares

In 1995 the Foundation Preferred Stock ARCADIS N.V. was established. The Foundation has as its objective the protection and promotion of the interests of ARCADIS and its affiliated companies and all parties involved, particularly to protect ARCADIS from any hostile takeover attempts by another entity.  The cumulative preferred shares will only be issued to the Foundation Preferred Stock ARCADIS N.V. in the event that ARCADIS is threatened by a hostile takeover.  In order to achieve this, the Foundation has been granted the right to acquire our cumulative preferred shares up to a maximum equal to the number of outstanding shares issued at the date in question. Additionally, Our Supervisory Board has the right to issue the same number of preferred shares to the Foundation.

The board of this Foundation consists of four persons who all qualify as independent according to Dutch regulations, to be appointed by our Executive Board. At the end of 2004 no cumulative preferred shares were outstanding.

Cumulative Financing Preferred Shares

Our Articles of Association authorize the issuance of cumulative financing preferred stock.  As of March 31, 2005, no cumulative financing preferred stock have been issued.

Change in Control

We do not know of any arrangements, other than those referred to above, which may result in our change of control.

B.  Related party transactions.

There have been no material transactions during our most recent fiscal year, nor are there presently any proposed material transactions to which we or any of our subsidiaries is a party and in which any member of our Supervisory Board or Executive Board or any relative or spouse thereof had or will have a direct or indirect material interest. On December 30, 2002, the Foundation Pension Fund ARCADIS received a EUR 5.0 million subordinated loan from Stichting Lovinklaan, a 21% shareholder. The loan was granted to provide additional equity to the Foundation Pension Fund ARCADIS the reserves of which had decreased due to the decreased value of its investments in the stock market. The loan matures on December 30, 2007 and bears interest at a rate that is adjusted annually. The interest rate for 2004 was 4.245%.

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

Legal or Arbitration Proceedings

As we previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2003, we determined as a result of both parliamentary and internal investigations that one of our Dutch operating companies, ARCADIS Planrealisatie B.V., was not operating entirely in compliance with the Dutch competition rules and regulations with regards to bidding for projects in the contracting sector.  The portion of our contracting activities awarded through public bids represented approximately 1% of our total gross revenues. During 2002 and 2003, the Dutch Competition Authority investigated one specific case of possible involvement by ARCADIS Planrealisatie B.V. in connection with the construction of synthetic athletic tracks in the Netherlands from 1998 to 2000.  The Dutch Competition Authority released its report, indicating that ARCADIS Planrealisatie B.V. was guilty of violating competition laws, and on December 19, 2003, fined ARCADIS Planrealisatie B.V. € 369,000. This fine was paid in 2004.

When the Dutch government, on the basis of new reports of fraud, called upon companies to provide openness, we cooperated fully.  The information gathered in this investigation, as well as the outcome of the internal investigation conducted in 2002, was given to the Dutch Competition Authority on April 29, 2004, which in the second half of 2004 has lead to a business wide investigation by the Dutch Competition Authority on infringements of competition laws in relation to infrastructure projects. In March 2005, ARCADIS Planrealisatie, together with approximately 450 other competitors, was declared guilty by the Dutch Competition Authority for violation of the competition laws in infrastructure projects performed in 2001.  ARCADIS Planrealisatie has not objected and the fine of € 220,000 has been paid.

This issue has been intensely deliberated over by the Supervisory Board and others at ARCADIS. Internally, in 2002 all those involved were told irrefutably that we would conduct our business within the confines of laws and regulations. A decision was made to cease those contracting activities acquired by public bidding in which price is the sole determination for project award. In addition, we implemented worldwide a code of ethics, referred to as the ARCADIS General Business Principles, which helps ensure that our business operations are conducted in a transparent manner. See Item 16B for further discussion regarding the ARCADIS General Business Principles.

From time to time, we are involved in routine litigation. We believe that the outcome of current and pending litigation will not have a material effect on our financial condition, results of operations or cash flows.

Policy on Dividend Distribution

Our dividend policy aims to provide our shareholders with an attractive and stable return on their investment while, at the same time, providing us with the cash necessary to finance further growth of our business. We aim to make an annual dividend payment ranging from 30% to 40% of our income from operations as reported under Dutch GAAP, although our dividend for 2004 is equal to 43% of our income from operations.  An important consideration is that the strategy of the company is focused on growth, partly through acquisitions. The dividend policy is designed to offer shareholders an attractive dividend yield, while at the same time leaving us sufficient resources to finance growth.

B.  Significant changes.

Since December 31, 2004, no significant changes in our financial condition have occurred. Our most recently issued interim financial statements were included with our First Quarter Report for 2005, which was published on May 3, 2005 and was furnished on a Form 6-K on May 4, 2005.  Since the end of our first quarter of 2005, no significant changes in our financial condition have occurred.

ITEM 9.  THE OFFER AND LISTING

Markets

Our common shares are traded on the Nasdaq National Market under the symbol “ARCAF” and are traded on the Amsterdam Stock Exchange under the symbol “ARCAD.”

Stock Price Information

The following table sets forth the high and low closing prices for our common shares traded on the Nasdaq National Market and on the Amsterdam Stock Exchange since 2000:

	Nasdaq National Market ($)		Amsterdam Stock Exchange (€)
	High	Low	High	Low
Period
2000	8.00	6.13	9.10	7.00
2001	8.88	7.31	9.75	8.00
2002	10.35	8.00	11.19	7.94
2003
1st Quarter	8.80	6.42	8.75	6.43
2nd Quarter	10.75	6.51	10.50	6.43
3rd Quarter	9.14	7.18	9.00	7.58
4th Quarter	9.37	7.66	9.34	7.95
2004
1st Quarter	13.00	11.65	10.44	9.40
2nd Quarter	14.68	12.10	12.02	10.30
3rd Quarter	14.90	13.23	12.00	10.92
4th Quarter	18.70	14.29	13.75	11.45
Last Six Months
October 2004	15.00	14.29	12.00	11.45
November 2004	16.23	14.62	12.28	11.50
December 2004	18.70	16.05	13.75	12.10
January 2005	18.35	16.78	14.00	13.08
February 2005	21.15	18.45	16.15	14.50
March 2005	21.70	19.40	16.58	14.98

As of March 31, 2005, approximately 9% of our outstanding common shares were listed on the Nasdaq National Market and we had 119 holders in the United States.

ITEM 10.  ADDITIONAL INFORMATION

A.  Share capital.

Not applicable.

B.  Memorandum and articles of association.

ARCADIS is a public limited company established under the laws of the Netherlands in accordance with Book 2 of Dutch Civil Law. Our shareholders at a Special General Meeting of Shareholders adopted our Articles of Association on June 5, 2003.  The following is a summary of our Articles of Association, which were filed as Exhibit 1.1 to our Annual Report on Form 20-F for the year ended December 31, 2003 and is incorporated herein by reference, and such summary is qualified in its entirety by reference thereto.

Purpose

Article 2 of our Articles of Association describes our purpose, which is to participate and otherwise acquire an interest in other companies and enterprises, of whatever nature, to conduct the management of such companies and enterprises, and to finance third parties and to furnish security in any manner or bind ourselves for the obligations of third parties and, finally, to do all such things as may be incidental or conducive to the attainment of any of the foregoing.

Management

ARCADIS is managed by our Supervisory Board and our Executive Board.  The members of the Supervisory Board and our Executive Board are elected by the holders of our common shares.  The members of our Executive Board are required to retire at the close of the Annual General Meeting of Shareholders held in the financial year in which they attains the age of sixty-

five years, unless the Supervisory Board expressly decides otherwise with respect to the member.  Our Supervisory Board members do not have a mandatory retirement age.

Capital and Shares

Our authorized shares consist of (1) 40,000,000 ordinary shares, each with a € 0.05 par value, (2) 50,000,000 cumulative preference shares, each with a € 0.05 par value, (3) 10,000,000 cumulative financing preference shares, each with a € 0.05 par value, subdivided into four series, numbered 1 to 4, each series consisting of 2,500,000 shares; and (4) 200 priority shares, each with a € 0.05 par value.

The 200 priority shares are held by the Stichting Prioriteit ARCADIS N.V., a foundation. Major corporate decisions require prior approval from the holder of these priority shares, including the issuance, acquisition, or disposal of shares of ARCADIS, amendments to our Articles of Association, the dissolution of ARCADIS, filing for bankruptcy, entering a joint venture of a material size, and material investments or acquisitions. The Board of Stichting Prioriteit ARCADIS N.V. has 20 members, including 10 members from our Executive and Supervisory Boards and 10 representatives elected by and from our employees. In order to approve any action requiring approval of the holder of the priority shares, a 60% absolute majority of the board is required.  This effectively gives our employees the ability to veto certain major corporate events. The board meets twice a year to discuss the strategic development of ARCADIS.

Our Articles also permit us to issue shares of cumulative financing preferred stock.  As of March 31, 2005, there are no shares of cumulative financing preferred stock outstanding.  At our 2005 Annual General Meeting of Shareholders, however, our shareholders approved a proposal authorizing our Supervisory Board to issue common shares and cumulative financing preferred shares in an amount equal to 10% of our common shares and/or equal to the amount of cumulative financing preferred stock outstanding as of the date of the resolution adopted by the Supervisory Board to issue the shares.  The amount of shares to be issued may be increased by an additional 10% when the issuance of shares relates to the consideration to be given in a merger or acquisition.

At our 2005 Annual General Meeting of Shareholders, our shareholders approved a proposal authorizing our Supervisory Board to issue shares of cumulative preferred stock, up to a maximum amount equal to 100% of our total capital stock issued and outstanding as of the date of the resolution adopted by the Supervisory Board to issue the shares. This stock will serve to limit any hostile takeover attempt by another entity. These shares would only be issued if we are threatened by a hostile takeover. In such an event, the shares would be issued to Stichting Preferente Aandelen ARCADIS N.V.

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

Repurchase of Shares

Our Articles authorize the Executive Board to repurchase shares of our capital stock if certain conditions are met. The Supervisory Board and our shareholders must authorize such a repurchase. The authorization must specify the number of shares that may be repurchased, the manner in which they shall be acquired and the price ranges at which they may be repurchased. Our shareholders approved a proposal to permit our Executive Board to repurchase shares of our capital stock at our 2005 Annual General Meeting of Shareholders.

Meetings of Shareholders

Our Articles require us to have an Annual General Meeting of Shareholders before the first of July of each year. The Dutch Civil Law also requires us to hold a meeting of our shareholders each year. Any person who is a shareholder on the date of the annual meeting is entitled to attend and vote at the annual meeting. Extraordinary meetings are held upon the adoption of a resolution by our Executive Board or Supervisory Board. Additionally, shareholders holding at least 10% of our issued capital may also call extraordinary meetings of shareholders.

C.  Material contracts.

Our option and share purchase plans are described above in Item 6.E. Otherwise, we have not entered into any material contracts, other than contracts entered into in the ordinary course of business.

D.  Exchange controls.

There are currently no Netherlands laws, decrees or regulations that restrict the export or import of capital and there are no exchange control restrictions on remittances of dividends imposed by law on dividends, interest or other payments to non-resident holders of our common shares.

There are currently no limitations on the right of non-resident or foreign owners to hold or vote our common shares imposed by the Netherlands law or by our Articles of Association or other constituent documents.

E.  Taxation.

Netherlands Taxation

The following is a summary of Netherlands tax consequences to an owner of our common shares who is not, or is not deemed to be, a resident of The Netherlands or has not opted to be treated as a resident of The Netherlands for purposes of the relevant tax codes (a “non-resident Shareholder”). The summary does not address taxes imposed by The Netherlands and its political subdivisions, other than the transfer tax, dividend withholding tax, individual income tax, corporate income tax, net wealth tax, and gift and inheritance tax.

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

Holders of our common shares residing in the United States may be entitled to a reduction of Netherlands dividend withholding tax, in general to a Netherlands dividend withholding tax of 15%, under the double tax convention between The Netherlands and the United States with respect to income (the “Treaty”) subject to compliance by such shareholders with the applicable terms and conditions of the Treaty. Generally, a holder of our common shares will qualify for benefits under the Treaty (subject to compliance with the procedures for claiming benefits) if the holder:

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

On November 23, 2004, the European Free Trade Association Court of Justice (EFTA Court) issued its decision in the so-called Fokus Bank case. The EFTA Court decided that the Norwegian tax rules, that treat outbound dividend payments to foreign shareholders less favorably than dividend payments to domestic shareholders, constitute a forbidden restriction on the free movement of capital. It may be expected that the European Court of Justice (ECJ) will come to an identical decision in a similar case if asked to interpret the freedom of capital as laid down in the EC-Treaty. In this respect we mention that currently a case is pending at the ECJ regarding the compatibility of France’s dividend withholding tax on outbound dividends with the EC-Treaty.  The freedom of capital generally does not only apply to capital movements between EU Member States but also to capital movements to and from third countries, such as the United States.

Although the Netherlands tax system is different from the Norwegian tax system, the decision of the EFTA Court may have significant implications for certain non-resident shareholders that receive dividends that are subject to Netherlands dividend withholding tax, or that have received such dividends in the past three years. Especially the following non-resident shareholders may be affected and may as a result be entitled to refund of Netherlands dividend withholding tax.

•      Legal entities that could have invoked the participation exemption with respect to the dividends received in case they would have been a resident of the Netherlands for tax purposes. In general, the participation exemption applies in case of shareholdings of 5% or more. In case of a shareholding of less than 5% the participation exemption may be applicable if the shares are not held as a mere portfolio investment. In case of legal entities resident in the Netherlands, in effect no Netherlands dividend withholding tax is due with respect to dividends on shareholdings that apply for the participation exemption.

•      Natural persons where the shares do not belong to the assets of a business enterprise or do not belong to a substantial interest. In case such a natural person would have been a resident of the Netherlands, the dividend as such would not be subject to individual income tax. Instead, the individual would be taxed on a deemed income, calculated at 4% of his net equity, whereas the dividend tax withheld would have been credited in full against the individual income tax due.

The freedom of capital movements to and from third countries is generally subject to grandfathering (stand-still) provisions in the EC-Treaty, but based on case law of the ECJ it may be held that these provisions do not apply in the specific case of claiming a refund of the Netherlands dividend withholding tax.

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

Individual Income Tax and Corporate Income Tax

A shareholder that is not a resident nor deemed to be a resident of The Netherlands for Netherlands tax purposes will not be subject to The Netherlands income tax or corporate income tax in respect of dividends received from, or capital gains realized in respect of a disposal of, our common shares, provided that:

•  the common shares are not attributable to a business or part of a business of the shareholder that is carried out through a permanent establishment or a permanent representative in The Netherlands (“Netherlands business”);

•  the holder of the common shares does not have a substantial interest (a holding of at least 5% of the share capital) or a deemed substantial interest in us as defined in the Income Tax Act 2001, or in the event that such holder does have such interest, it forms part of the business assets of a business, other than a Netherlands business; and

•  in the case of an individual holder of our common shares, the dividends received from with respect to our common shares and capital gain realized in respect of a disposal of our common shares are not regarded, on the basis of the Income Tax Act 2001, as “taxable income from one or more activities performed in The Netherlands not being activities that generate taxable profit or taxable wages”.

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

For purposes of Netherlands gift, estate and inheritance tax, an individual who holds The Netherlands nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or death. For purposes of Netherlands gift tax, an individual not holding Netherlands nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the twelve months preceding the date of the gift. Note that court cases are pending whether the deemed resident stipulations are contrary to European Union-law.

United States Taxation

The following is a summary of certain U.S. federal income tax considerations relevant to the purchase, ownership and disposition of common shares by a holder that is a citizen or resident of the United States, a corporation organized under the laws of the U.S. or any state thereof (or Washington, DC), an estate the income of which is subject to U.S federal income tax regardless of its source, or a trust if a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust (a “U.S. holder”). This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase common shares. In particular, this summary deals only with U.S. holders that will hold common shares as capital assets and does not address the tax treatment of U.S. holders that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, securities dealers, expatriates, persons that hold common shares as part of an integrated investment (including a “straddle”) comprised of common shares and one or more other positions, persons whose functional currency is not the U.S. dollar, and holders (including indirect and constructive ownership) of 10% or more of our voting shares. In addition, this summary does not address any alternative minimum tax or any state, local or non-U.S. tax consequences. This summary is based on the U.S./NL Income Tax Treaty and the tax laws of the United States, including judicial and administrative interpretations, in effect on the date hereof, which are subject to change, potentially retroactively. Except as discussed under “United States Taxation — Passive Foreign Investment Company Rules,” this discussion assumes that we are not, and will not become, a passive foreign investment company (“PFIC”).  Prospective purchasers of our common shares should consult their own advisors as to the tax consequences of the purchase, ownership and disposition of the common shares in light of their own particular circumstances, including the effect of any federal, state, local or other non-U.S. tax laws to which they may be subject.

Taxation of Dividends

Distributions paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) in respect of our common shares (including the amounts withheld in respect of Dutch withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income by the U.S. holder. Distributions will not be eligible for the dividends received deduction generally allowed to U.S. corporations. Dividends received by non-corporate U.S. holders generally are eligible for a 15% maximum federal income tax rate through taxable years beginning on or before December 31, 2008, so long as certain holding period requirements are met. Dividends received from “qualified foreign corporations” generally qualify for the reduced rate. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation if (1) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States or (2) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States that contains an exchange of information program. The U.S./NL Income Tax Treaty has been identified as a qualifying treaty. Individual U.S. holders should consult their tax advisors regarding the impact of the provisions of this recent tax legislation on their particular situations.

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

Foreign tax credits are determined based on income in particular limitation categories.  For these purposes, dividends we pay generally constitute passive income or, in the case of certain holders, financial services income.  Recently enacted legislation eliminates the “financial services income” limitation category for taxable years beginning after December 31, 2006.  U.S. holders should consult their tax advisors regarding the availability of, and limitations on, any such foreign tax credit.

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

The amount of the dividend distribution includible in income of a U.S. holder should be the U.S. dollar value of the foreign currency (e.g. Euro) paid, determined by the spot rate of exchange on the date received, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally will be income from sources within the United States for U.S. foreign tax credit purposes. Distributions in excess of current accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the common shares and thereafter as taxable capital gain.

Taxation of Sales of Common Shares

Gains or losses realized by a U.S. holder on the sale or other disposition of common shares generally will be treated for U.S. federal income tax purposes as capital gains or losses and generally will be long-term gains or losses if the common shares have been held for more than one year. Long-term capital gain recognized by a non-corporate U.S. holder before January 1, 2009, generally is subject to federal income taxation at a maximum rate of 15%. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes. Gain, if any, realized by a U.S. holder on the sale or other disposition of common shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Rules

The rules governing “passive foreign investment companies” (PFICs) can have significant tax effects on U.S. holders. We could be classified as a PFIC if, for any taxable year, either (a) 75% or more of our gross income is “passive income”, which generally includes interest, dividends, certain gains from the sale or exchange of shares or securities and some types of rents and royalties, or (b) on average, 50% or more of our assets, by fair market value, or, in some cases, by adjusted tax basis, produce or are held for the production of “passive income.” We believe that we were not a PFIC for U.S. federal income tax purposes for our 2004 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held a common share, certain adverse tax consequences could apply to the U.S. holder.

If we are treated as a PFIC for any taxable year, gain recognized by a U.S. Holder on a sale or other disposition of a common share would be allocated ratably over the U.S. holder’s holding period for the share. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of our common shares in excess of 125% of the average of the annual distributions on shares received by the U.S. holder during the preceding three years or the U.S. holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to U.S. holders that may mitigate the adverse tax consequences resulting from PFIC status.

In addition, if we were to be treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. holders would not apply.

U.S. Backup Withholding and Information Reporting

A U.S. holder may be subject to “backup withholding” at the rate of 28% with respect to payments of dividends or proceeds from a sale of common shares, unless the holder (1) is a corporation or other “exempt recipient,” and demonstrates this fact when so required, or (2) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the U.S. holder’s U.S. federal income tax liability. In addition, a U.S. holder may be subject to information reporting to the IRS with respect to payment of dividends or proceeds from a sale of common shares.

F.  Dividend and paying agents.

Not applicable.

G.  Statement by experts.

Not applicable.

H.  Documents on display.

We will provide copies of our 2004 annual report in English or Dutch, as requested, and our 2004 annual report on Form 20-F, without charge.  Copies of the exhibits to this 2004 annual report on Form 20-F are available for a duplication fee.  If an exhibit is not in English, or has not been previously translated into English, a summary of such exhibit in English will be provided.  To obtain copies of these documents, please contact ARCADIS N.V, Corporate Development Department, P.O. Box 33, 6800 LE Arnhem, the Netherlands (tel. +31 26 377 8286), or ARCADIS N.V., Investor Relations, 88 Duryea Road, Melville, NY 11747, USA
(tel. (631) 391-5262).

I.  Subsidiary information.

In accordance with articles 379, 392 and 414 Book 2 of the Dutch Civil Code, the list of subsidiaries is filed with the Chamber of Commerce in Arnhem, the Netherlands.  We have also filed a list of our subsidiaries as an exhibit to this annual report on Form 20-F.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We do a substantial amount of business in non-Euro countries. The currencies in these countries may vary in value against the Euro, posing a possible risk to us. This risk is predominantly limited to a translation risk in that our revenues and costs are usually in the same currency. Because the economic risk to the company is limited, this risk is not hedged. The currency-risk in the balance sheet may lead to a depreciation of the value of certain foreign assets and liabilities, but the net effect of these depreciations on our economic position is limited.

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

Interest Rate Risk

We manage interest rate risks by financing fixed assets and part of current assets with shareholders’ equity, provisions and long-term debt. The remainder of current assets is financed with short-term debt including revolving bank credits with variable interest rates. Based on our interest risk profile, financial instruments were not used during 2004 (as well as 2003) to cover the risk. This risk is only applicable to long-term debt and bank overdrafts in our balance sheet (see our Consolidated Balance Sheets included in Item 18) amounting to € 21.8 million at year-end 2004. A movement in interest rate by 100 basis points would, based on our financial instruments that are subject to changes in interest rates, have a negative or positive effect on net income of less than € 0.2 million.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, including our Chairman and Chief Executive Officer and our Corporate Director of Finance, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the United States Securities Exchange Act of 1934, as amended) as of December 31, 2004, and concluded that, as of such date, our disclosure controls and procedures were effective.

(b) Changes in Internal Control Over Financial Reporting.  There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2004, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Supervisory Board has determined that Mr. van Tets, one of our Supervisory Board Audit Committee members, qualifies as an “audit committee financial expert” as defined by the United States Securities and Exchange Commission.  In making this determination, the Supervisory Board took into consideration the experience of Mr. van Tets set out under his biography found in Item 6 of this annual report.

ITEM 16B.  CODE OF ETHICS

We have adopted a code of ethics, which is entitled the “ARCADIS General Business Principles.” This code serves as a guideline for our business decisions and activities around the world.  The code applies to all of our employees, including our principal executive officer, principal financial officer, and principal accounting officer or controller. These principles highlight our commitment to conducting business with integrity, which is one of our three core values. The ARCADIS General Business Principles are available on our website located at, www.ARCADIS-global.com.  We intend to disclose any amendments or waivers to our code of ethics that are required to be disclosed by posting such information on our website, at the address specified above.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and Services.  The following table details the aggregate fees billed by our principal accountant, KPMG Accountants N.V., for the last two fiscal years for various services (in thousands):

Type of Services Provided	2004	2003
Audit Fees	1,318	€1,004
Audit-Related Fees (a)	402	301
Tax Fees (b)	231	395
All Other Fees (c)	—	4

(a)           Audit-related fees for the years ended December 31, 2004 and 2003 consist of fees for services that are traditionally performed by the independent accountants. These services include accounting consultations, internal control reviews on implementation of information systems, services related to the implementation § 404 of the Sarbanes-Oxley Act of 2002 regarding management’s report over internal controls over financial reporting, and other similar services, consultations concerning financial accounting and reporting standard (especially related to the transition to International Financial Reporting Standards), due diligence and audits in connection with acquisitions or divestments.

(b)           Tax fees as of the years ended December 31, 2004 and 2003 consist of fees expensed for tax planning services and tax advice.

(c)           All other fees mainly consist of fees for information systems services and security review, and for reviews and process improvement and advice.

Audit Committee Pre-Approval Policies and Procedures.  The Audit Committee of our Supervisory Board has adopted a charter which details the duties and responsibilities of our Audit Committee. These duties and responsibilities include, among other things, reviewing and monitoring our financial statements and internal accounting procedures, approving the scope and terms of audit services to be provided by our independent auditor and monitoring the services provided by our independent auditor. All non-audit services provided by our independent auditor must be pre-approved by our Audit Committee. The Audit Committee will consider whether the provision of such services by our auditor is compatible with our auditor’s independence. The Chairman of our Audit Committee may approve additional non-audit services in amounts up to a maximum of € 50,000, but such approval must be disclosed to the full Audit Committee at its next meeting.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not Applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ISSUER PURCHASES OF EQUITY SECURITIES

	(a)	(b)	(c)	(d)
Period	Total Number of Shares (or Units) Purchased (1)	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares or Units that May Yet Be Purchased Under the Plans or Programs
January 2004	500	€8.65	—	—
February 2004	—	—	—	—
March 2004	—	—	—	—
April 2004	—	—	—	—
May 2004	—	—	—	—
June 2004	—	—	—	—
July 2004	—	—	—	—
August 2004	—	—	—	—
September 2004	—	—	—	—
October 2004	—	—	—	—
November 2004	—	—	—	—
December 2004	11,400	$18.46	—	—

(1)  All shares purchased were purchased by ARCARDIS N.V. on the open market.  Our Articles of Association provide that our Executive Board may acquire fully paid-up shares of our capital stock if: (a) the amount of our shareholders’ equity reduced by the amount paid for the repurchased shares is not less than the paid-up and issued portion of our share capital increased by the reserves maintained pursuant to Netherlands law, and (b) the aggregate par value of the shares to be acquired and of the shares already held by us or any of our subsidiaries does not exceed one-tenth (1/10th) of the issued capital.

On May 11, 2005, our shareholders approved the repurchase of our shares by the Executive Board and this authorization will be valid for a term not to exceed 18 months. Our Articles of Association further provide that the authorization to repurchase shares must specify the number of shares that may be repurchased, the manner in which they shall be acquired and the price ranges at which they may be repurchased. No authorization is required if we repurchase our shares in order to transfer the shares to our employees, such as under our employee stock option plans.

The Executive Board is permitted to purchase, for a period of 18 months commencing on July 1, 2005, to repurchase, in the discretion of the Executive Board, any and all of our paid-up shares of capital stock and any shares of cumulative financing preferred stock, up to the maximum amount authorized under applicable law and our Articles of Association.

We may purchase any and all paid-up shares of our capital stock on the public markets, or by other means such as a purchase directly from a holder of our shares, at a price per share between (a) the share’s nominal value (€ 0.05 per share) and (b) an amount equal to 10% above the average market price of such shares on Euronext Amsterdam N.V. The market price shall be determined based on the average of the highest trading price per share of our capital stock, as published by the Official Prijscourant of Euronext Amsterdam N.V., for each of the 5 trading days immediately preceding the day of repurchase by us.

Shares of our cumulative financing preferred stock may be purchased at a price per share between (1) the share’s nominal value (€ 0.05 per share) and (2) the amount paid-up as nominal value and premium (agio), increased by the amount of profit which would have been distributed to the holders of shares of cumulative financing preferred stock upon redemption of such shares, in accordance with our Articles of Association.

PART III

ITEM 17.  FINANCIAL STATEMENTS

We have elected to report under Item 18.

ITEM 18.  FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
Financial Statements:
Consolidated Balance Sheets as of December 31, 2004 and 2003
Consolidated Statements of Income for the years ended December 31, 2004, 2003 and 2002
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2004, 2003 and 2002
Notes to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Executive Board, Supervisory Board and Shareholders of ARCADIS N.V.

We have audited the accompanying consolidated balance sheets of ARCADIS N.V. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ARCADIS N.V. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with Netherlands generally accepted accounting principles.

Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 17 to the consolidated financial statements. As discussed in Note 17, the disclosures of the nature and effect of such differences with respect to the years 2003 and 2002 have been restated to correct certain errors in the disclosures made in previous years.

KPMG Accountants N.V.

Utrecht, The Netherlands

March 4, 2005

ARCADIS N.V.

CONSOLIDATED BALANCE SHEETS

(in thousands of EUR, except share amounts)

	At December 31,
	2004	2003
ASSETS

Current Assets:
Cash and cash equivalents (Note 4)	48,219	31,258
Receivables (Note 5)	184,807	186,813
Inventories (Note 6)	27,715	15,208
Other current assets	20,616	15,321

Total current assets	281,357	248,600

Property, plant and equipment (Note 7)	42,328	44,872
Intangible assets (Note 7)	53,095	41,391
Investments in non-consolidated companies (Note 8)	6,238	5,281
Other long-term investments	456	1,051
Other assets	6,991	6,059

Total assets	390,465	347,254

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	77,472	61,482
Accrued expenses	5,712	7,723
Other current liabilities (Note 9)	99,891	81,312
Current portion of long-term debt (Note 10)	20,667	2,950

Total current liabilities	203,742	153,467

Long-term debt (Note 10)	12,004	29,724
Other long-term liabilities (Note 11)	20,075	19,968

Total liabilities	235,821	203,159

Minority Interest	8,975	7,557
Shareholders’ equity (Note 12):
Priority shares - EUR 0.05 par value – Authorized, issued and outstanding 200 shares as of December 31, 2004 and 2003, respectively.	—	—
Cumulative Financing preferred stock - EUR 0.05 par value– 10,000,000 shares Authorized. No shares issued or outstanding at December 31, 2004 and 2003	—	—
Cumulative preferred stock - EUR 0.05 par value– 50,000,000 shares Authorized. No shares issued or outstanding at December 31, 2004 and 2003	—	—
Common stock - EUR 0.05 par value– 40,000,000 shares Authorized. Issued and outstanding 20,308,742 and 20,027,404 shares at December 31, 2004 and 2003, respectively.	1,030	1,022
Additional paid-in capital	37,644	35,985
Revaluation reserve group companies
Foreign currency translation adjustment	(17,283)	(13,709)
Retained earnings	124,278	113,240

Total shareholders’ equity	145,669	136,538
Total liabilities and shareholders’ equity	390,465	347,254

See Accompanying Notes to the Consolidated Financial Statements

ARCADIS N.V.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of EUR, except share and per share amounts)

	For the years ended December 31,
	2004	2003	2002

Gross revenue	900,781	840,643	819,137
Materials, services of third parties and subcontractors	268,244	245,221	241,358
Net revenue	632,537	595,422	577,779
Operational cost (Note 14)	581,675	543,285	518,913
Depreciation	15,648	16,118	15,945
Amortization goodwill and identifiable intangible assets	2,558	1,157	191

Operating income	32,656	34,862	42,730
Financing income/(expense) net	(3,464)	(2,842)	(2,215)

Income from operations before taxes	29,192	32,020	40,515
Taxes on income (Note 15)	9,593	11,691	14,427

Income of consolidated companies from operations, after taxes	19,599	20,329	26,088
Income from non-consolidated companies and long-term investments, after taxes	2,448	2,583	660

Group income from operations after taxes	22,047	22,912	26,748

Minority interest	(1,908)	(1,544)	(2,080)

Net income	20,139	21,368	24,668

Earnings per share:
Basic net income per share of common stock	1.00	1.07	1.23
Diluted net income per share of common stock	0.99	1.06	1.22
Basic weighted average number of shares outstanding	20,140	20,005	20,129
Diluted weighted average number of shares outstanding	20,417	20,069	20,198

See Accompanying Notes to the Consolidated Financial Statements.

ARCADIS N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of EUR)

	For the years ended December 31,
	2004	2003	2002
Cash flow from operating activities
Net income	20,139	21,368	24,668
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	1,908	1,544	2,080
Depreciation and amortization	18,206	17,275	16,136
Income from non-consolidated companies	(349)	(1,179)	(364)
Sale of activities, net of cost	(3,990)
Decrease / (increase) of receivables and other current assets	(3,087)	12,439	(5,116)
Decrease / (increase) of inventories	(8,731)	7,035	3,368
(Decrease) / increase of current liabilities	18,714	(5,664)	6,302
(Decrease) / increase of long-term liabilities	1,964	6,308	(1,307)

Net cash provided by operating activities	44,774	59,126	45,767

Cash flow used in investing activities
Investments in property, plant & equipment and intangible assets	(12,470)	(18,238)	(14,195)
Divestments of property, plant & equipment and intangible assets	713	1,449	932
Investments in non-consolidated companies	(2,526)	(4,313)	(4,992)
Divestments of non-consolidated companies	1,308	1,921	1,493
Investments in consolidated interests, net of cash acquired	(14,759)	(41,768)	(11,247)
Divestments of consolidated companies, net of cash sold	8,006	549	(36)

Net cash used in investing activities	(19,728)	(60,400)	(28,045)

Cash flow used in financing activities
Exercises of options	704
Purchase of own shares	(158)	(917)	(3,225)
Dividends paid	(10,204)	(9,754)	(9,322)
Proceeds from issuance of common stock	1,727	1,214	112
Increase in long-term debt	3,018	7,722	6,929
Repayment of long-term debt	(4,034)	(5,457)	(1,504)
Net change in short-term borrowings and bank overdrafts	2,248	(10,746)	3,172

Net cash provided by (used in) financing activities	(6,699)	(17,938)	(3,838)

Effect of exchange rate differences on cash balances	(1,386)	(2,778)	(4,315)

Cash and cash equivalents:
Net increase (decrease) during the year	16,961	(21,990)	9,569
Balance at beginning of year	31,258	53,248	43,679

Balance at end of year	48,219	31,258	53,248

See Accompanying Notes to the Consolidated Financial Statements

ARCADIS N.V.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(in thousands of EUR, except per share amounts)

	Priority Shares	Common Shares	Share Capital	Additional Paid-in Capital	Foreign Currency translation adjustment	Retained Earnings	Total
Balance at December 31, 2001	200	20,284,441	1,014	34,954	7,901	89,868	133,737
Net income						24,668	24,668
Dividends declared (EUR 0.48 per share)						(8,925)	(8,925)
Issuance of shares of common stock		12,233		112			112
Own share purchase for granted options						(3,225)	(3,225)
Foreign currency translation adjustments					(11,666)		(11.666)

Balance at December 31, 2002	200	20,296,674	1,014	35,066	(3,765)	102,386	134,701
Net income						21,368	21,368
Dividends declared (EUR 0.48 per share)						(9,597)	(9,597)
Own share purchase for granted options						(917)	(917)
Issuance of shares of common stock		133,703	8	919			927
Foreign currency translation adjustments					(9,944)		(9,944)

Balance at December 31, 2003	200	20,430,377	1,022	35,985	(13,709)	113,240	136,538
Net income						20,139	20,139
Dividends declared (EUR 0.48 per share)						(9,647)	(9,647)
Own share purchase for granted options						(158)	(158)
Exercises of options						704	704
Issuance of shares of common stock		215,238	8	1.659			1,667
Foreign currency translation adjustments					(3,574)		(3,574)

Balance at December 31, 2004	200	20,645,615	1,030	37,644	(17,283)	124,278	145,669

See Accompanying Notes to the Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

ARCADIS N.V. is a public company organized under the laws of the Kingdom of The Netherlands. Its principal office is located at: Utrechtseweg 68, 6812 AH, Arnhem, the Netherlands. Phone: *31-26-3778911.

ARCADIS N.V. and its consolidated subsidiaries (“ARCADIS” or the “Company”), is an international provider of comprehensive knowledge-based consulting services in the areas of infrastructure, environment and buildings.

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

Significant estimates in these financial statements include work in progress, impairment of goodwill and other assets, pensions, provisions for contingent liabilities, income taxes and allowances for doubtful accounts receivable.

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

In 2003, the joint venture ARCADIS Aqumen Facility Management B.V. was set up. This 50% participation is also accounted for on a proportionate basis under NL GAAP.

Conversion of Foreign Currencies

Asset and liabilities denominated in foreign currencies are converted into EUR at rates of exchange on the respective balance sheet dates. For statement of income data, amounts in foreign currencies are converted into EUR at the average rate over the respective reporting period. Exchange rate differences are included in income, except those arising from the translation of shareholders’ equity of foreign entities outside the EUR countries, which are directly added to or deducted from equity.

Principles of Valuation of Assets and Liabilities

Goodwill

Goodwill, calculated as the difference between the purchase price of the acquisition and the equity at fair value of the acquiree, paid in the years up to and including 2000 was charged directly to equity. Goodwill paid from

2001 onward for new acquisitions is capitalized and amortized on a straight-line basis, based on its estimated economic life. The goodwill is evaluated annually for impairment. This evaluation is performed per reporting unit and based on valuation models that incorporate expected future cash flows and profitability projections. To date, there has been no impairment of these assets.

Intangible fixed assets

Software acquired for internal use is valued at historical cost. Annual depreciation on a straight-line basis is 20% to 33%, unless software becomes obsolete, in which case the entire book value is written off.

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

Work in progress is valued at full cost of the work performed per project, less advances, and increased by the related share of expected profit on the project, calculated according to the percentage-of-completion method, in which the actual full costs are calculated as percentage of the expected costs up to the end of the project. Included in this cost is a systematically determined surcharge for indirect costs. When valuing work in progress, provisions are made for expected losses on current projects, which are calculated up to the completion of the project. Furthermore, projects for which no confirmation of order has been received are valued at zero.

Receivables

Outstanding amounts due from customers for deliveries and work performed have been included under “Receivables’’ and are valued at nominal value, less provisions for doubtful debts or for debts which are outstanding for longer periods than is generally accepted in the respective countries.

Provisions

Provisions are calculated at nominal value, except for provisions for pensions and similar obligations, which in principle are based on actuarial calculations. Provisions for deferred taxes are based on the timing differences between book value and value for tax purposes of assets and liabilities at currently enacted rates.

Others

Other assets and liabilities are stated at nominal value.

Method of Determination of Income

Gross revenue

Gross revenue are the total amounts charged to customers, less sales-related taxes. To provide a correct presentation of the Company’s activities, net sales are adjusted for changes in work in progress. The change in work in progress includes the results of the current projects.

Revenues and profits on projects are recorded according to the percentage-of-completion method. Losses, calculated up to the completion of the project, are recorded as soon as the loss situation is known. The balances of the projects on which no confirmation of order has been received are charged to income.

Materials, services of third parties, and subcontractors

This amount represents all project- related costs of material and services charged by third parties including the costs of subcontractors.

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

Identifiable intangible assets and Goodwill

Identifiable intangible assets are amortized on a straight-line basis over the estimated economic life. Up to December 31, 2004, goodwill is amortized over the estimated economic life of the acquisitions and, in principle, is set at 20 years.

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

Earnings per share

Basic earnings per share are computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are computed using the weighted average number of ordinary shares and exercisable options outstanding during the period, as far as the exercise price of these options is lower than the share price. The calculations are done by excluding the number of own shares purchased by the Company to cover granted options.

Net Income Per Share of Common Stock

The weighted average number of shares outstanding, and the weighted average number of diluted shares for the years presented were as follows:

Year	Priority Shares	Shares of Common Stock	Diluted Number of Shares of Common Stock
2004	200	20,140,195	20,417,230
2003	200	20,005,214	20,069,107
2002	200	20,129,251	20,197,732

The diluted number of shares is calculated by using the monthly number of options outstanding and the monthly average stock price on the Amsterdam Stock Exchange and the Nasdaq National Market. Only options with exercise prices below the average stock price are taken into account.

NOTE 2.   ACQUISITIONS AND DIVESTMENTS

The following 5 companies were acquired in 2004:

•    Terence Dudley in the U.K. specializes in civil engineering and is an addition to the existing environmental activities in the English market.

•    With the acquisition of the firm Profil in Poland, ARCADIS improved its position in the Polish infrastructure market.

•    The acquisition Bessent, Hammack & Ruckman strengthens ARCADIS’ position in the Florida infrastructure market.

•    The acquisition of Diversity Partners adds program and construction management capabilities in the U.S, and are marketed under the names Construction Dynamics Group and Lewis & Zimmerman Associates.

•    Witpaard is an urban planning company, which strengthens ARCADIS’ position in the municipal market in the Netherlands.

During 2004 the following interests have been sold (see note 17f):

•    KAFI B.V. (The Netherlands)

•    Mandaat B.V. (The Netherlands)

•    Involon B.V. (The Netherlands)

The total investment for acquisitions in 2004 was € 18.3 million, and resulted in goodwill of € 13.3 million. A goodwill amount of EUR 3.1 million is expected to be fully deductible for tax purposes.  The goodwill paid in 2004 was assigned as follows (in millions):

Geographical Area	2004	2003	2002
The Netherlands	0.6	13.5	—
United States	6.9	12.0	—
Europe	5.2	3.7	7.3
Other regions	0.6	1.7	0.1
Total goodwill paid	13.3	30.9	7.4

There are no contingent payments to be made in relation to these acquisitions. In the investment amount mentioned above, an amount of € 3.5 million has not been paid yet.

In 2003, eight companies were acquired:

•      Fally in Belgium brings expansion to ARCADIS’ presence in the Walloon provinces. The acquisition of the firm Domus Nitida, also in Belgium, added expertise in the field of facility management.

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

In 2002, ARCADIS acquired, through its Spanish subsidiary Grupo EP, a 100% interest in Casta S.A. Casta. The total amount paid for this acquisition was EUR 1.7 million, including approximately EUR 1.5 million of goodwill. In 2002, ARCADIS also acquired FC International SA. The total amount paid for this acquisition was EUR 12 million, including EUR 5.8 million of goodwill.

All acquisitions during 2004, 2003, and 2002 were accounted for by the purchase method. In 2003 EUR 12.0 million goodwill paid is deductible for tax purposes and in 2004 EUR 3.1 million, while only the goodwill paid on the United States acquisitions is tax deductible.

NOTE 3.   SEGMENT INFORMATION

Geographical Area Information

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

	The Netherlands			Europe			United States			Other regions			Intra group			Consolidated
(Amounts in millions of Euros)	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
Gross revenue	301.3	296.2	297.3	254.4	225.9	183.1	267.3	245.6	255.4	77.9	72.9	83.4				900.8	840.6	819.1
Revenue between regions	3.3	1.6	4.7	1.2	1.1	1.3	0.0	0.3	0.2	0.1	0.1	0.0	(4.7)	(3.1)	(6.2)	—	—	—
Total revenue regions	304.6	297.8	302.0	255.6	227.0	184.3	267.3	245.9	255.6	78.0	73.0	83.4	(4.7)	(3.1)	(6.2)	900.8	840.6	819.1
Materials, services of third parties and subcontractors	83.2	75.2	74.9	70.8	66.2	62.2	82.9	73.7	73.6	36.0	33.1	36.8	(4.7)	(3.1)	(6.2)	268.2	245.2	241.4
Net revenue	221.3	222.6	227.1	184.8	160.7	122.1	184.5	172.2	181.9	41.9	39.9	46.6				632.5	595.4	577.8
Operating costs regions	207.7	203.2	202.4	167.8	145.5	111.1	167.4	156.9	165.4	38.9	37.8	40.0				581.7	543.3	518.9
Depreciation regions	6.9	7.3	7.9	4.3	3.9	3.4	3.7	4.1	4.1	0.7	0.8	0.6				15.6	16.1	15.9
EBITA	6.8	12.1	16.9	12.7	11.3	7.6	13.4	11.2	12.5	2.3	1.4	6.0				35.2	36.0	42.9
Amortization goodwill and identifiable Intangible assets	1.1	0.3	0	0.8	0.5	0.1	0.5	0.2	0.0	0.2	0.1	0.1				2.6	1.2	0.2
Operating income(1)	5.7	11.7	16.9	11.9	10.9	7.5	12.9	11.0	12.5	2.1	1.3	5.9				32.6	34.9	42.7
Financing items net																(3.4)	(2.8)	(2.2)
Income of non-consolidated companies	0.5	0.8	0.2	0.0	0.1	0.1	0.0	(0.1)	0.0	1.9	1.8	0.4				2.4	2.6	0.7
Taxes																(9.6)	(11.7)	(14.4)
Group income from operations after taxes																22.0	22.9	26.7
Minority interest																(1.9)	(1.5)	(2.1)
Net income excluding extraordinaries																20.1	21.4	24.7
Net income from operations																22.7	22.5	24.9

(1) adjusted for comparison purposes

	The Netherlands			Europe			United States			Other regions			Eliminations			Consolidated
(Amounts in millions of Euros)	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
Total assets	232.2	211.5	225.4	162.4	122.0	115.8	101.5	82.3	79.0	33.1	34.9	36.9	(138.6)	(103.4)	(113.2)	390.5	347.3	343.8
Total financial fixed assets	(6.0)	(4.7)	(5.7)	9.5	8.1	7.8	3.6	3.0	3.1	6.5	6.1	4.3				13.7	12.4	9.6
Total liabilities	86.2	76.6	100.2	163.5	129.4	126.5	51.1	38.5	32.4	21.7	25.2	28.2	(86.7)	(66.6)	(75.6)	235.8	203.2	211.7
Total investments	3.1	9.1	5.2	4.4	5.1	3.4	3.8	3.6	5.0	0.6	0.4	0.6				11.8	18.2	14.2
Total number of employees	2346	2774	2772	4000	3446	2988	2222	2022	1704	1070	1035	1039				9638	9277	8503

Presented below is our gross revenue by service area. We do not consider these service areas to be reportable segments. We discontinued our communications service area in 2004 and combined the remaining activities with our infrastructure service area.

Gross revenue by Service Area	2004	2003	2002

Infrastructure	501.5	485.4	461.8
Environment	242.9	223.3	227.3
Buildings	144.3	110.2	104.7
Communications	12.1	21.7	25.3
	900.8	840.6	819.1

NOTE 4.   CASH AND CASH EQUIVALENTS

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments with a maturity of three months or less. Cash and cash equivalents at December 31, 2004, and 2003 consisted of the following:

	2004	2003

Cash in banks and on hand	46,549	30,102
Cash in banks restricted for taxes/social security premiums	633	576
Time deposits	1,037	580

Total cash and cash equivalents	48,219	31,258

NOTE 5.   RECEIVABLES

Receivables maturing within one year as of December 31, 2004 and 2003 consisted of:

	2004	2003

Trade receivables	194,505	194,673
Provision for bad debts	(13,348)	(10,879)
Receivables from non-consolidated companies	3,650	3,019

Total receivables	184,807	186,813

The provision for bad debts has developed as follows:

	2004	2003	2002

Balance at beginning of year	10,879	8,828	9,866
Addition charged to income	4,432	2,864	2,330
Exchange rate results	(110)	(408)	(473)
Deductions	(1,746)	(2,723)	(2,895)
Acquisitions / divestments	(107)	2,318	—
Balance at end of year	13,348	10,879	8,828

NOTE 6.   INVENTORIES

Inventories at December 31, 2004 and 2003 consisted of:

	2004	2003

Raw materials and supplies	342	64
Work in process	27,247	15,008
Goods for resale	126	136

Total inventories	27,715	15,208

Costs and Estimated Earnings on Uncompleted Contracts are as follows:

	2004	2003

Costs incurred on uncompleted contracts	563,037	637,802
Estimated earnings	20,667	23,169
Subtotal	583,704	660,971
Less: Billings to date	556,457	645,963
Total work in process	27,247	15,008

All amounts are expected to be collected within 1 year

	2004	2003
Costs incurred and estimated earnings in excess of billings	67,520	55,051
Billings in excess of costs incurred and estimated earnings	(40,273)	(40,043)
Total work in process (see note 17(c))	27,247	15,008
Amount of advances received	13,543	12,492
Amount of retentions held by clients	2,801	2,547

NOTE 7.   PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Property, plant and equipment at December 31, 2004 and 2003 consisted of:

	Land and Buildings	Furniture and Fixtures	Rural Properties	Total

At December 31, 2004
Historical cost	19,129	114,976	40	134,145
Accumulated depreciation	(6,616)	(85,201)	—	(91,817)

Net book value	12,513	29,775	40	42,328

At December 31, 2003
Historical cost	17,338	113,860	40	131,238
Accumulated depreciation	(5,177)	(81,180)	(9)	(86,366)

Net book value	12,161	32,680	31	44,872

Rural properties consist of real estate which is not directly utilized by ARCADIS in its normal operations. At December 31, 2004, the book value of property, plant & equipment financed by mortgages or capital leases was EUR 1,753 (2003: EUR 1,799).

Intangible Assets

Intangible assets consist of capitalized goodwill, identifiable intangibles and purchased software. The book value based on historical cost was as follows:

	2004	2003
Goodwill
Historical cost	51,838	39,595
Accumulated amortization	(3,719)	(1,412)
Book value	48,119	38,183

Identifiable intangibles
Historical cost	2,451	—
Accumulated amortization	(251)	—
Book value	2,200	—

Software
Historical cost	18,021	15,915
Accumulated depreciation	(15,245)	(12,707)
Book value	2,776	3,208

Total book value	53,095	41,391

NOTE 8.   INVESTMENTS IN NON-CONSOLIDATED COMPANIES

The principal non-consolidated interests at December 31, 2004 were the Brazilian companies Breitener Energética SA (5.5% owned), Biogás Energia Ambiental SA (33.33% owned) and PIE-RP Termelétrica SA (25.0% owned), and a number of Dutch joint ventures.

Accounts receivable from and payables to non-consolidated companies are included in the financial statements as current assets and current liabilities, respectively, and amount to EUR 3,650 and EUR 825, respectively.

Summarized Financial Information of Non-Consolidated Companies

The following tables present summarized financial information of ARCADIS non-consolidated companies in millions of EUR for fiscal years 2004 and 2003

Balance sheet data	2004	2003

Current assets	26.5	41.4
Non-current assets	94.6	107.1
Total assets	121.1	148.5
Current liabilities	24.0	66.1
Non-current liabilities	12.6	10.5
Shareholders’ equity	84.5	71.9
Total liabilities and shareholders’ equity	121.1	148.5

Arcadis’ share in shareholders’ equity	6.2	5.3

Income statement data	2004	2003	2002

Gross revenue	98.0	122.4	46.3

Income before tax	42.5	43.7	0.7

Net Income	30.0	40.7	0.3

ARCADIS’ share net income	2.4	2.6	0.0

The financial condition and results of operations of the followings non-consolidated companies are included in the Balance Sheet Data and Income Statement Data presented above:

% of Equity
and Net
Non-Consolidated Company Name	Income
Murta Energética SA	34.0%
PIE-RP Termelétrica SA	25.0%
Breitener Energética SA	5.5%*
Biogás Energia Ambiental SA	33.33%
Dynamicon B.V.	40.0%
Ecosystems B.V.	20.0%
Combinatie Oost-Achterhoek B.V.	20.0%
Urbanet B.V.	25.0%
Parkeergroep Nederland B.V.	46.0%
Brainliner B.V.	33.3%
Waterwolf Dienstverlening Buitenruimte B.V.	40.0%
Siberië CV	50.0%
Bioscience Park CV	50.0%
Grubbenvorst VOF	33.3%
Combiflora VOF	50.0%
VOF Meinga.	50.0%
VOF Stationseiland	50.0%
VOF De Ruijterkade	50.0%
VOF X-pact	12.0%*
VOF Modislab	33.3%

* These companies are valued against equity value, because ARCADIS’ operational influence is higher than its formal participation.

NOTE 9.   OTHER CURRENT LIABILITIES

Other current liabilities includes items maturing within one year and at December 31, 2004 and 2003 consisted of:

	2004	2003

Taxes and social security contributions	38,218	28,510
Payable to employees	14,172	13,624
Bank overdrafts and short term borrowings	9,772	5,992
Other liabilities	37,729	33,186
Total other current liabilities	99,891	81,312

NOTE 10.   LONG-TERM DEBT

Long-term debt at December 31, 2004 and 2003 consisted of:

	2004	2003

Bank loans (interest rates between 2.7% and 6.6%)	29,655	18,152
Financial lease contracts (interest rates between 2.0% and 7.2%)	2,048	2,178
Other long-term debt (interest rates between 0% and 16.8%)	968	12,344
Subtotal	32,671	32,674
Current portion	20,667	(2,950)
Total long-term debt	12,004	29,724

The weighted average interest rate for 2004 and 2003 on interest bearing debt was 4.7% and 6.0%, respectively.

The aggregate maturity of long-term debt as of December 31, 2004 is as follows:

Years ending December 31,	Amount

2005	20,667
2006	6,820
2007	2,935
2008	971
2009	326
Thereafter	952

Total	32,671

ARCADIS and its consolidated companies have short-term credit facilities available in the amount of EUR 172 million (2003: EUR 154 million) under arrangements with banks at interest rates which approximate the bank’s prime rates. At December 31, 2004, an amount of EUR 9.8 million (2003: EUR 6.0 million) was utilized from these credit facilities, and approximately EUR 38 million was used for guarantees (performance bonds), leaving approximately EUR 124.2 million available. A performance bond is a guarantee given by ARCADIS to the client related to the performance to be provided by ARCADIS. This secures the client with an income, in case ARCADIS would not perform according to the stipulations in the contract for which the performance bond is issued. If, however, ARCADIS fully meets all the requirements, the bond will be canceled.

NOTE 11.   OTHER LONG-TERM LIABILITIES

	Deferred Taxes	Pension obligations	Restructuring	Others	Total
Balance at January 1, 2003	5,611	3,105	2,279	2,542	13,537
Changes 2003 as a result of Consolidations	1,017	—	—	197	1,214
Deconsolidations	(324)	—	—	—	(324)
Additions	4,990	771	2,340	82	8,183
Deductions	(349)	(201)	(620)	(705)	1,875)
Exchange rate differences	(380)	(358)	—	(29)	(767)
Balance at December 31, 2003	10,565	3,317	3,999	2,087	19,968
Changes 2004 as a result of Consolidations	703				703
Deconsolidations	(376)	—	(1,079)	—	(1,455)
Additions	46	1,902	9,451	1,204	12,603
Deductions	(2,725)	(205)	(7,911)	(235)	(11,076)
Exchange rate differences	(504)	(164)	—	—	(668)
Balance at December 31, 2004	7,709	4,850	4,460	3,056	20,075

The long-term liability for pensions are taken by foreign group companies based on local labor conditions. The long-term liability for deferred taxes is almost completely based on the fact that the projects are valued according to the percentage-of-completion method for accounting purposes and the completed contract method for tax purposes. Therefore, the terms vary per project, but in total the nature is long-term. The long-term liability for reorganizations and restructuring will mostly be used during 2005. The other long-term liabilities consist largely of a liability for litigation, and primarily are of a long-term nature.

NOTE 12.   SHAREHOLDERS’ EQUITY

Share capital.  At December 31, 2004, ARCADIS’ authorized share capital was EUR 5,000,010, divided into 200 priority shares, par value EUR 0.05; 50,000,000 shares of cumulative preferred stock, par value EUR 0.05; 10,000,000 shares of cumulative financing preferred stock (divided over four series of 2,500,000 shares each), and 40,000,000 shares of common stock, par value EUR 0.05. At December 31, 2004, the number of shares issued consisted of 200 priority shares, and 20,645,615 shares of common stock. No shares of preferred stock are issued or outstanding.

The priority shares are held by the “Stichting Prioriteit ARCADIS N.V.”, a non-profit foundation which currently has 20 board members: seven members of the ARCADIS’ Supervisory Board, three members of the ARCADIS’ Executive Board and ten members from the Board of the Foundation Bellevue, a foundation established in Arnhem, who’s board members are appointed by and from ARCADIS’ international employee base of the ARCADIS group. Under the Articles of Association, certain transactions by ARCADIS must be approved by vote of at least eleven of the directors of the Stichting Prioriteit ARCADIS N.V. Actions which require approval of the Foundation are as follows:

(1)     The issuance, acquisition and disposal of shares in the Company;

(2)     Amendments to the Articles of Association;

(3)     The dissolution of the Company and the filing for bankruptcy;

(4)     The entry into or termination of long-term cooperative ventures of substantial significance; and

(5)     Investments (including entering into participations) for an amount equal to at least 25% of shareholders’ equity.

The Stichting Preferente Aandelen ARCADIS N.V. (Preferred Stock Foundation ARCADIS N.V.) established in Arnhem since 1995, has as its objective the protection and promotion of the interests of ARCADIS N.V. and its affiliated companies and all parties involved. The Board of this Foundation consists of four persons appointed by the Company’s Executive Board. The Foundation has been granted the right to acquire the ARCADIS’ preferred (protection) shares up to a maximum equal to the number of outstanding shares issued at the date in question.  ARCADIS N.V. has been granted the right to issue the same number of preferred shares to the Foundation. Both options may only be exercised provided the interests of ARCADIS N.V., its affiliated enterprises, and all parties involved were to warrant this.

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

A summary of the combined activities under ARCADIS Stock Option Plans for each year in the three-year period ended December 31, 2004 is as follows:

	Number of ARCADIS Shares	Exercise price range in US$	Number of ARCADIS Shares	Exercise price range in EUR

Balance - January 1, 2002	691,515	6.75 to 15.10	195,000	€9.20
Granted	35,000	9.44	263,100	8.50 to 10.79
Exercised	(7,993)	8.58 to 9.125	—	—
Cancelled	(42,498)	6.75 to 15.10	—	—
Balance - December 31, 2002	676,024	6.75 to 11.50	458,100	8.50 to 10.79
Granted	133,841	8.70 to 11.85	521,029	8.50 to 8.93
Exercised	(133,703)	6.75 to 11.50	—	—
Cancelled	(68,394)	6.75 to 11.50	(26,000)	8.93 to 10.79
Balance - December 31, 2003	607,768	6.75 to 11.85	953,129	8.50 to 10.79
Granted	91,069	10.06 to 15.00	—	—
Exercised	(223,238)	6.75 to 11.50	(70,000)	9.20
Cancelled	(21,460)	6.75 to 11.50	(73,327)	8.50 to 10.79
Balance - December 31, 2004	454,139	6.75 to 15.00	809,802	8.50 to 10.79

At December 31, 2004 and 2003, options to purchase 346,421 and 294,159 shares, respectively, were exercisable.

Total options outstanding and exercisable at December 31, 2004 were as follows:

	Options Outstanding			Options Exercisable
Option Price Per Share	Number	Weighted Average Life	Weighted Average Exercise Price Per Share	Number	Weighted Average Exercise Price Per Share
$6.75-8.50	171,320	5.6	$7.27	171,320	$7.27
$8.51-10.00	74,802	6.2	9.03	21,500	9.13
$10.01-11.50	208,017	7.6	12.10	36,500	11.50
Total	454,139		Average 9.03	229,320	Average 9.13

EUR 8.50	236,352	8.5	EUR 8.50	—	—
EUR 8.93	254,250	8.5	EUR 8.93	—	—
EUR 9.20	120,000	6.5	EUR 9.20	120,000	EUR 9.20
EUR 10.79	199,200	7.5	EUR 10.79	—	—
Total	809,802		Average EUR 9.20

Additional paid-in capital. Additional paid-in capital represents the premium paid in excess of par value of shares at the time of issuance of new shares or exercise of stock options. If ARCADIS declared a distribution to shareholders of additional paid-in-capital, at least EUR 17.6 million of the additional paid-in capital would not be taxable under the 1964 Dutch income tax legislation.

Retained earnings.  The Executive Board is authorized to propose to the Annual General Meeting of Shareholders, with the approval of the Supervisory Board, which part of the profit shall be paid as dividend. That which remains shall be added to the equity of the Company. The holder of the priority shares is entitled to a dividend of 5% of the par value of the priority shares. For fiscal year 2004, the Executive Board with the approval of the Supervisory Board proposes to present for approval by the Annual General Meeting of Shareholders a dividend amount of EUR 9,909,991 which represents a dividend of EUR 0.48 per outstanding share of common stock. On May 11, 2005, the Annual General Meeting of Shareholders of ARCADIS N.V. approved the 2004 dividend proposal. For fiscal year 2003, a dividend was proposed and accepted amounting to EUR 0.48 per outstanding share of common stock. There are no restrictions on the distribution of retained earnings.

NOTE 13.   COMMITMENTS AND CONTINGENT LIABILITIES

Banks have issued guarantees (performance bonds) up to the amount of € 37.7 million (2003: € 41.0 million).

Payments made under non-cancelable operating leases during 2004, 2003 and 2002 were EUR 32.8 million, 29.9 million and EUR 30.2 million, respectively. Commitments on account of rent and operational lease contracts amount to € 121.6 million (2003: € 124.9 million). The average duration of these contracts is approximately 3.4 years. Future minimum payments for these non-cancellable operating leases during the next five years and thereafter are as follows (in millions of EUR):

Years ending December 31,	Amount Operational Lease	Amount Financial Lease

2005	29.6	0.3
2006	24.4	0.9
2007	18.0	0.3
2008	14.0	0.3
2009	15.5	0.1
Thereafter	20.1	0.1

Total	121.6	2.0

At December 31, 2004, ARCADIS had EUR 3.5 million commitments arising from acquisitions and participations.

Litigation

ARCADIS N.V. and its group companies are from time to time involved in litigation issues, all of which are contested. Also based on legal advice, management believes that the outcome of pending cases will not have a material effect on the consolidated financial condition of Arcadis N.V. but could be material to the Company’s operational results in any one accounting period.

NOTE 14. OPERATIONAL COST

The operational cost for the years 2004, 2003 and 2002 consist of following items:

	2004	2003	2002

Salaries and wages	325,501	311,839	301,935
Social charges	51,152	47,617	42,903
Pension and early retirement charges	17,508	17,448	11,014
Other personnel costs including temporary labor	55,280	51,865	57,555
Total personnel cost	449,441	428,769	413,407
Occupancy expenses	42,919	33,282	33,900
Travel expenses	29,615	30,698	29,309
Office expenses	19,659	23,363	23,240
Other operational cost	40,041	27,173	19,057
	581,675	543,285	518,913

NOTE 15. TAXES ON INCOME

The tax effects of significant timing differences that give rise to year-end deferred tax assets and liabilities are offset within each taxable entity. Deferred tax assets in excess of these amounts are recognized if their realization is more likely than not.

The geographic breakdown of income before taxes, including income before taxes from non-consolidated companies and long-term investments and including gross extraordinary items in 2004, 2003 and 2002 are as follows:

	2004	2003	2001

The Netherlands	6,064	13,073	16,080
Foreign	25,576	21,530	25,095

Income before taxes	31,640	34,603	41,175

The geographic breakdown of income taxes in the Consolidated Statements of Income is as follows:

	2004	2003	2002

Current tax
The Netherlands	1,877	3,215	6,011
Foreign	10,395	3,835	9,840
	12,272	7,050	15,851
Deferred tax
The Netherlands	(943)	194	(1,130)
Foreign	(1,736)	4,447	(294)
	(2,679)	4,641	(1,424)
Total taxes	9,593	11,691	14,427

At December 31, 2004, operating loss carry-forwards for tax purposes amounted to EUR 1.9 million which can be carried forward indefinitely. Net operating losses of EUR 0.0 million, EUR 0.0 million and EUR 0.8 million were utilized during 2004, 2003 and 2002, respectively. In 2002, operating loss carry-forwards amounting to EUR 4.3 million was eliminated because of deconsolidation.

The components of deferred taxes included in the Consolidated Balance Sheets at December 31, 2004 and 2003 are as follows:

	December 31, 2004		December 31, 2003

Deferred tax assets:
Net operating losses	1,885		1,938
Less valuation allowance	(1,885)		(1,938)
Net deferred tax assets		—		—
Deferred tax liabilities:
Work in process (included in inventories)	7,619		10,191
Other	90		374
Total gross deferred tax liabilities		7,709		10,565
Net deferred tax liabilities		7,709		10,565

The valuation allowance has been established to reserve for recognition of tax benefits on net operating losses of certain subsidiary companies. The gross operating losses which might be compensated by future profits amount to EUR 5,172 in 2004 and EUR 5,266 in 2003. The change in valuation allowance for fiscal 2004 amounted to a decrease of EUR 0.1 million, in 2003 amounted to a decrease of EUR 1.8 million, and in 2002 to an decrease of EUR 0.2 million. The decrease of 2003 of EUR 1.8 million was caused by a new loss in 2003, which probably can not be compensated by future profits.

The following table reconciles the normal corporate tax rate in the Netherlands to the effective consolidated rates:

	2004	2003	2002

Corporate tax rate in the Netherlands	34.5%	34.5%	34.5%
Foreign tax rate differences	0.7	1.5	1.8
New loss carry forwards	0.2	0.9	0.4
Settlements	(1.0)	(2.0)	(1.0)
Amortization goodwill	2.8	1.2	0.2
Income from non-consolidated companies	(2.7)	(2.6)	0.6
Non-taxable profits	(4.7)	(0.7)	1.1
Non-deductible expenses	0.5	1.0	0.8
Effective tax rates	30.3%	33.8%	35.0%

Non taxable items relate mainly to income from non-consolidated companies and long-term investments, amortization of goodwill and the gain on the sale of investments.

At December 31, 2004, approximately EUR 90.6 million of retained earnings were considered to be permanently reinvested by certain foreign subsidiaries. It is not practicable to estimate the amount of the unrecognized deferred tax liability for these undistributed earnings. Consequently, deferred taxes have not been provided for unremitted earnings of these subsidiaries.

NOTE 16.   PENSION PLANS

For a minor part of its employees ARCADIS has pension plans which under Dutch GAAP qualify as defined benefit plans. The benefits under these plans are based primarily on years of service and employees’ compensation near retirement. The funding policy of the plans is consistent with local requirements. Obligations under the defined benefit plans are met by systematically depositing funds with the trustees or separate foundations, under insurance policies, or by financial statement accruals.

Pension costs included in the Consolidated Statements of Income for the principal defined benefit plans amounted to EUR 15.5 million charge in 2004, EUR 14.2 million charge in 2003 and EUR 5.1 million charge in 2002 as computed under Netherlands GAAP.

Pension costs for these defined benefit plans computed in compliance with U.S. GAAP in accordance with Financial Accounting Standards Board Statement No. 87, “Employer’s Accounting for Pensions” (“SFAS 87”) for each of the years ended December 31, 2004, 2003, and 2002 were as follows:

	2004	2003	2002

Service cost-benefit earned during the period	13,200	11,900	13,755
Interest cost on projected benefit obligations	33,900	29,700	31,878
Expected return on plan assets	(36,600)	(30,747)	(36,769)
Net amortization, deferral and other*	15,400	3,177	(1,323)
Net pension cost	25,900	14,030	7,541

* is including, for 2004, a revision of the estimate of the net projected benefit obligation associated with PRC acquisition.

The funded status of these defined benefit pension plans was as follows:

	2004	2003
	Accumulated benefits exceed assets	Accumulated benefits exceed assets

Change in Projected Benefit Obligation
Benefit Obligation at beginning of the year	590,200	563,300
Addition PRC	56,800	—
Service cost	16,700	15,400
Interest cost	33,900	29,700
Benefits paid	(29,400)	(27,900)
Actuarial (gain)loss, including changes in assumptions
Benefit obligation at end of the year	29,100	9,700
	697,300	590,200

Change in plan assets
Fair value of plan assets at beginning of year	561,700	513,800
Addition PRC	42,500	—
Actual return on plan assets	49,200	58,147
Employer contribution	15,900	14,173
Plan participants’ contributions	3,100	3,480
Benefits paid	(29,400)	(27,900)
Fair value of plan assets at end of year	643,000	561,700

Prepaid /(accrued) benefit costs
Funded status	(54,300)	(28,500)
(Asset) at transition	(51)	(1,051)
Unrecognized actuarial loss	120,600	102,000
Unrecognized prior service cost	(5,552)	(1,352)
Prepaid/accrued benefit cost	60,697	71,097

Classification of the net balances is as follows:
Prepaid benefit costs	—	—
Accrued benefit liability	(38,900)	(6,700)
Accumulated other comprehensive income	99,597	77,797
Prepaid benefit costs, net	60,697	71,097

The Accumulated Benefit Obligation (ABO) amounted to EUR 681.9 million at December 31, 2004 and EUR 568.4 million at December 31, 2003.

The pension plan asset allocation for the years 2004 and 2003, and the target allocation for 2005 for the pension plan in the Netherlands by asset category are as follows:

	Target allocation 2005	Percentage of plan assets at December 31, 2004	Percentage of plan assets at December 31, 2003

Equity securities	43%	62%	56%
Long-term interest earning investments	40	33	35
Real estate	5	5	2
Other	12	—	7
Total	100%	100%	100%

The obligations with respect to pension plans were determined using the following rates:

	2004	2003	2002

Discount rate	4.50%	5.25%	5.25%
Assumed long-term rate of compensation increase	2.00	2.25	2.25
Expected long-term rate of return on plan assets	5.50%	6.00%	6.00%

Plan assets principally consist of long-term interest earning investments, quoted and listed securities, and real estate assets.

The principal defined benefit plans referred to above cover approximately 22% of ARCADIS employees. The remaining plans primarily represent defined contribution plans. Expenses for these plans totaled EUR 2.0 million in 2004, EUR 6.3 million in 2003, and EUR 5.9 million in 2002, under both Netherlands and U.S. GAAP.

Due to the substantial decline of stock markets in 2002, the accumulated benefit obligation for the defined benefit plan exceeded the value of plan assets. As a consequence, the Company recognized additional provisions for minimum pension liabilities. This provision amounted to € 99.6 million and € 77.8 million before taxes at December 31, 2004 and December 31, 2003, respectively, and was created through a direct charge against shareholders’ equity. After taxes, the amounts were € 65.5 million and € 50.6 million. At the end of 2001, the value of plan assets exceeded the accumulated benefit obligations.

NOTE 17. APPLICATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA

The Netherlands’ accounting principles (Netherlands GAAP) applied in the preparation of the Consolidated Financial Statements of ARCADIS N.V. differ in some respects from those generally accepted in the United States of America (U.S. GAAP). Those differences which have a material effect on net income and/or shareholders’ equity are as follows:

(a) Under U.S. GAAP, the excess of the purchase price over the fair value of identifiable net assets acquired (“goodwill”) is capitalized. Prior to the adoption of SFAS 141 and SFAS 142, goodwill was amortized over its estimated useful life ranging between 10 and 25 years. Since the adoption of SFAS 141, which applies to all business combinations completed after June 30, 2001, and the adoption of SFAS 142, which applies to all existing goodwill since January 1, 2002, goodwill is no longer amortized, but an annual impairment test is performed on the remaining unamortized goodwill. At year-end 2004, an amount of EUR 41.2 million was capitalized under U.S. GAAP, compared to EUR 42.9 million at the end of 2003. The Company performs its annual impairment test as of the end of December each year. Under Netherlands GAAP, up to and including 2000, goodwill was directly charged to shareholders’ equity. From 2001 onward, goodwill arising from new acquisitions is capitalized and amortized, based on its estimated economic life, which is usually 20 years.

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

Under U.S. GAAP service costs are based on calculations using actuarial assumptions which, among others, include estimated future salary increases and estimated employee turnover related to resignations, dismissals and disability, and the present value is calculated by applying a discount rate of 4.50% for 2004 and 5.25% for 2003 and 2002. Moreover, net periodic pension costs are reduced by credits, if any, representing amortization of overfunding of the Fund, which is calculated by valuing plan assets at fair market value.

The difference between the pension cost computed under SFAS 87 (U.S. GAAP) and the one computed under Netherlands GAAP is shown in Note 16, and relates principally to the difference in accounting treatment for over- or under funded plans.

(c) In the course of preparing its annual report on Form 20-F for the year ended December 31, 2004 for filing with the U.S. Securities and Exchange Commission, ARCADIS N.V. identified some errors in its prior reconciliation of certain financial measures as prepared in accordance with Netherlands GAAP to accounting principles generally U.S. GAAP. Following this review, ARCADIS N.V. has recognized the need to restate the U.S. GAAP reconciliations of its financial statements for these periods. In total, the effect of the reconciliation adjustments has resulted in:

•      A EUR 2.3 million increase in net income in accordance with U.S. GAAP for 2003 to EUR 22.6 million, from the previously reported EUR 20.3 million; and

•      A decrease in shareholder’s equity in accordance with U.S. GAAP of EUR 1.7 million for each of 2000, 2001 and 2002, and an increase in shareholders’ equity in accordance with U.S. GAAP of EUR 0.4 million for 2003.

Net Income in Accordance with U.S. GAAP

The first adjustment relates to an actuarial accounting issue. Over 2003, contributions made by employees to the pension fund were mistakenly presented as costs accounted for by ARCADIS N.V. Net income in accordance with U.S. GAAP as restated is presented in the table below:

U.S. GAAP Reconciliation Adjustments (Amounts in millions of Euros, except per share amounts)	2003
Net income, as reported earlier	20.342
Adjustment for decrease in pension costs	3.480
Tax effect	(1.218)

Restated net income	22.604

Basic net income per share, as reported earlier	1.00
Diluted net income per share, as reported earlier	1.00

Restated basic net income per share*	1.13
Restated diluted net income per share*	1.13

*       The higher per share income is not only caused by the adjustment in pension costs, but also by a reduction in the number of shares used to calculate income per share, as shares purchased by the company for option plans are excluded from this calculation. The original number of shares used to calculate basic net income per share in 2003 was 20,363,726, which mistakenly included 358,512 treasury shares purchased for option plans. The corrected number of shares is 20,005,214. The original number of shares used to calculate diluted net income per share in 2003 was 20,374,632. The corrected number of shares is 20,069,107.

Shareholders’ Equity in Accordance with U.S. GAAP

The second adjustment relates to certain items identified during the company’s implementation of International Financial Reporting Standards (IFRS).

To comply with EU regulations ARCADIS has to prepare its Dutch financial statements over 2005 (including comparative figures over 2004) in accordance with IFRS. In the course of preparing the IFRS opening balance sheet as of January 1, 2004 some accounting issues came to our attention that should have been taken into account in past U.S. GAAP reconciliations. The effect on the shareholders’ equity in accordance with U.S. GAAP would not have been affected materially and there would not have been any effect on net income.

In the Form 20-F for the year ended December 31, 2004 all items are taken into account as reconciling items in the reconciliation of shareholders’ equity from Netherlands GAAP to U.S. GAAP. The comparative figures over 2003 have been adjusted as well as the shareholders’ equity for fiscal years 2000, 2001 and 2002.

Work-in-progress

For ARCADIS there are two differences between Netherlands GAAP and U.S. GAAP in accounting for work in progress. Under Netherlands GAAP, proposal cost are capitalized as project-related costs. These costs may not be capitalized under U.S. GAAP and, as a consequence, the work in progress should be reduced by EUR 2,5 million. The second difference relates to general overhead costs. Under Netherlands GAAP general overhead costs were considered as costs for projects, resulting, in case of loss making projects, in an excess loss provision of EUR 0.6 million. Overall, the adjustments to work in progress lead to a reconciling item in the reconciliation of shareholders’ equity in the five-year period ended 2004 of EUR 1.9 million before taxes.

Deferred compensation

For a relatively small number of staff members, jubilee payments are in place. For these payments a provision should be accounted for under U.S. GAAP of EUR 1.0 million.

Doubtful debtors

Under Netherlands GAAP some provisions for doubtful debtors were accounted for that do not qualify under U.S. GAAP. Therefore an amount of EUR 0.2 million has been taken into account as a reconciling item in shareholders’ equity.

Taxes

The tax amount reflects the amount of income tax over the above-mentioned reconciling items.

U.S. GAAP Reconciliation Adjustments (Amounts are in millions of Euros.)	2003	2002	2001	2000
Shareholder’s equity, as reported earlier	172.9	164.6	230.0	210.2
Adjustments:
Pensions	3.3	—	—	—
Work in progress	(1.9)	(1.9)	(1.9)	(1.9)
Deferred compensation	(1.0)	(1.0)	(1.0)	(1.0)
Provision for doubtful debtors	0.2	0.2	0.2	0.2
Taxes	(0.2)	1.0	1.0	1.0

Restated shareholder’s equity	173.3	162.9	228.3	208.5

(d) Under Netherlands GAAP, the total balances of work in process are presented on a net basis. Under U.S. GAAP, the gross amount of projects where costs incurred and estimated earnings exceed billings must be shown as an asset, and the gross amount of projects with billings in excess of costs incurred and estimated earnings must be recorded as a liability. If ARCADIS would present the balance sheet applying this U.S. GAAP method, the balance sheet total would increase by EUR 40.3 million in 2004, and by EUR 40.0 million in 2003.

(e) Under Netherlands GAAP, net deferred tax liabilities are classified as provision. Under U.S. GAAP, deferred tax liabilities are classified as current or noncurrent and offset based on the classification of the related asset or liability for financial reporting. Deferred tax assets related to carryforwards are classified according to the expected reversal date of the carryforward.

(f) The companies Grupo EP (Spain) and AAFM B.V. (Netherlands) in which ARCADIS holds a 50% interest, are included in the consolidated financial statements on a proportional basis in conformity with Netherlands GAAP. Under U.S. GAAP, the investment in a joint venture should be accounted for under the equity method. This departure from U.S. GAAP would have no effect on shareholders’ equity and net income. The financial statements prepared in conformity with Netherlands GAAP include the following amounts in respect of those investments:

Pro rata summarized financial information	2004	2003	2002

Current assets	44,126	41,064	33,813
Non-current assets	15,869	11,046	9,030
Total assets	59,994	52,110	42,843
Current liabilities	40,926	33,191	24,013
Non-current liabilities	6,101	8,430	8,905
Minority interest	1,302	1,259	1,151
Total liabilities	48,329	42,880	34,069
Shareholders’ Equity	11,666	9,230	8,774
Gross revenue	88,307	64,373	64,785
Group income from operations	2,015	1,416	1,396

(g) The gross revenue, net income and basic net income per share of 2004, 2003 and 2002 are influenced by in 2004 discontinued operations as follows:

Influence of discontinued operations	2004	2003	2002

Gross revenue of continued operations	891,966	815,012	787,748
Gross revenue of discontinued operations	8,815	25,631	31,389

Net income of continued operations	20,602	21,526	23,232
Net income of discontinued operations	(463)	(158)	1,436

Basic net income per share from continued operations	1.02	1.08	1.16
Basic net income per share from discontinued operations	(0.02)	(0.01)	0.07

(h) Under Netherlands GAAP, the balance sheet item Cash and Cash equivalents includes an amount of EUR 0.6 million at December 31, 2004 (EUR 0.6 million at December 31, 2003) which is restricted for payments of taxes and social securities, and therefore not freely available. Restricted amounts would not be included in cash and cash equivalents under U.S. GAAP.

Reconciliation of Net Income

	2004	2003	2002

Net income in accordance with Netherlands GAAP	20,139	21,368	24,668
Adjustments:
Amortization of goodwill (a)	2,182	1,157	191
Pensions (b)	(10,400)	122	(2,362)
Income tax effect of above adjustments	3,276	(43)	827
Effect from change in tax rate	(156)	—	—
Net income in accordance with U.S. GAAP	15,041	22,604	23,324
Basic net income per common share in accordance with U.S. GAAP	0.75	1.13	1.16
Diluted net income per common share in accordance with U.S. GAAP	0.74	1.13	1.15
Weighted average number of shares of common stock in accordance with U.S. GAAP (in thousands)	20,140	20,005	20,129

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

The dilutive effect of outstanding share options is as follows (in thousands):

	Years ended December 31,
	2004	2003	2002

Weighted average number of common shares	20,140	20,005	20,129
Common shares issuable under option plans	258	18	65
	20,398	20,023	20,194

At December 31,2004, options to purchase 285,486 shares of common stock at prices ranging from US$6.75 to US$15.00 and options to purchase 653,147 shares of common stock at prices ranging from EUR 8.50 to EUR 10.79 were outstanding, but not included in the computation of diluted earnings per share for the year ended December 31, 2004 because their effect would be anti-dilutive. The exercise price of these options was greater than the average market price of the common shares

At December 31,2003, options to purchase 535,404 shares of common stock at prices ranging from US$6.75 to US$11.50 and options to purchase 952,074 shares of common stock at prices ranging from EUR 8.50 to EUR 10.79 were outstanding, but not included in the computation of diluted earnings per share for the year ended December 31, 2003 because their effect would be anti-dilutive. The exercise price of these options was greater than the average market price of the common shares.

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

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation establishes financial accounting and reporting standards for stock-based employee compensation plans. This statement defines a fair value based method of accounting for employee stock options. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25. ARCADIS accounts for stock-based compensation plans under APB Opinion No. 25 and has recorded no stock-based compensation expense under U.S. GAAP in 2002, 2003 and 2004. Companies that continue to follow the intrinsic value based method must disclose pro-forma earnings and earnings per share information under the fair value method.

If the fair value based method of accounting had been applied, pro-forma net earnings and earnings per share would have been as follows:

	2004	2003	2002

Net earnings for the year in accordance With U.S. GAAP as calculated above	15,041	22,604	23,324

Effect of recording stock-based compensation expense under the fair value method	(131)	(691)	(460)

Pro-forma net earnings after application of SFAS 123	14,910	21,913	22,864

Pro-forma net earnings per common share after application of SFAS 123 in Euros	0.74	1.10	1.13

In calculating the foregoing pro-forma amounts, the fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003	2002

Dividend	0.48	0.48	0.48
Expected volatility	35.0%	35.0%	50.0%
Risk-free interest rate	4.0%	4.0%	3.5%

Expected life of option	5 years	5 years	3 years
Expected forfeitures	15%	15%	0%

Reconciliation of Shareholders’ Equity

	2004	2003

Shareholders’ equity in accordance with Netherlands GAAP	145,670	136,538
Adjustments to reported shareholders’ equity, net of tax:
Goodwill (a)	41,076	42,870
Pensions (b)	(38,900)	(6,701)
Work in progress (c)	(1,866)	(1,866)
Deferred compensation (c)	(1,000)	(1,000)
Others (c)	203	203
Income tax effect of above adjustments	13,152	3,255

Shareholders’ equity in accordance with U.S. GAAP	158,335	173,299

Comprehensive income

Comprehensive income/(loss) encompasses all changes in shareholders’ equity (except those arising from transactions with owners). The comprehensive income and accumulated other comprehensive income as show below, are presented based on U.S. GAAP numbers, and for the years ended December 31, 2004, 2003 and 2002 were as follows:

	Comprehensive Income (net of tax)	Accumulated other comprehensive income

Balance - January 1, 2002		12,545
Comprehensive income
Net income	23,324
Provision minimum pension liability	(62,920)	(62,920)
Foreign currency translation	(13,668)	(13,668)
Other changes	87	87
Comprehensive income	(53,177)

Balance - December 31, 2002		(63,956)
Comprehensive income
Net income	22,604
Provision minimum pension liability	12,352	12,352
Foreign currency translation	(10,103)	(10,103)
Other changes	70	70
Comprehensive income	24,923

Balance - December 31, 2003		(61,637)
Comprehensive income
Net income	15,041
Provision minimum pension liability	(14,933)	(14,933)
Foreign currency translation	(7,550)	(7,550)
Other changes	59	59
Comprehensive income	(7,383)

Balance - December 31, 2004		(84,061)

Pension additional minimum liability includes tax effects charged/added directly to shareholders’ equity of € 6.9 million (added) for the year ended December 31, 2004, EUR 6.7 million (charged) in 2003 and € 33.9 million (added) in 2002.

Foreign currency translation adjustments have no tax effect.

RECENT U.S. ACCOUNTING PRONOUNCEMENTS

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

The fair value of ARCADIS’ long term debt does not materially differ from the carrying value because the main part of the outstanding long term debt is maturing in 2005 and 2006.

NOTE 19. SUPPLEMENTAL CASH FLOW DISCLOSURES

Changes in inventories, receivables and other current assets, current liabilities, long-term liabilities and long-term debt, as reported on the consolidated statements of cash flows, can be reconciled to changes in the respective balance sheet amounts between December 31, 2003 and 2004 as follows. Changes in the balance sheet items caused by new consolidations, deconsolidations and changes because of conversion of foreign currencies are eliminated. Investments in and divestments of consolidated companies are presented net of cash.

Cash flow from operations

			Other long-
		Receivables+	term	Long term	Current
	Inventories	current assets	liabilities	debt	liabilities
Changes in balance sheet	12,508	3,290	106	(17,720)	50,275
Eliminations
Exchange rate differences	790	3,093	678	(1)	2,069
(De) consolidations	(4,183)	(2,599)	750	(965)	(2,891)
Other non-operational changes	(384)	(697)	430	17,670	(28,491)
Bank overdrafts					(2,248)
Operational change 2004	(8,731)	(3,087)	1,964	(1,016)	18,714

Issued shares

	2004	2003

ARCADIS N.V. stock purchase plans	—	—
ARCADIS N.V. stock options exercised	1,668	926
Capital increase to minority shareholders	59	288
	1,727	1,214

Dividends paid

	2004	2003

Paid to shareholders of ARCADIS N.V.	9,647	9,597
Paid to minority shareholders of consolidated companies	557	157
	10,204	9,754

	Years ended December 31,
	2004	2003	2002
Cash paid during the year for:
Interest	5,066	5,521	4,870
Income Taxes	9,593	11,691	14,427

Acquisitions of consolidated interests during 2004, 2003 and 2002 are summarized as follows:

	2004	2003	2002

Property, plant and equipment	3,030	4,523	6,287
Working capital	2,257	6,808	2,174
Others, including goodwill	9,472	30,437	2,786
Total acquisitions of consolidated interests, net of cash acquired	14,759	41,768	11,247

ITEM 19. EXHIBITS

Exhibit No.	Exhibit Description
1.1	Articles of Association of ARCADIS N.V. (Incorporated herein by reference from Exhibit 1.1 of ARCADIS N.V.’s Annual Report on Form 20-F for the year ended December 31, 2004).
4.1

Employment Agreement, dated January 27, 1994, by and between ARCADIS N.V. and Harrie L.J. Noy, as amended on June 19, 2000 (Incorporated herein by reference from Exhibit 4.1 of ARCADIS N.V.’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.2

Employment Agreement, dated January 20, 2000, by and between ARCADIS N.V. and C. Michiel Jaski (Incorporated herein by reference from Exhibit 4.2 of ARCADIS N.V.’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.3	The ARCADIS G&M, Inc. 2002 Officer Stock Purchase Plan (Incorporated herein by reference from Exhibit 4.1 of ARCADIS N.V.’s Registration Statement on Form S-8, filed on April 28, 2003).
4.4	ARCADIS N.V. 2002 Employee Stock Purchase Plan (Incorporated herein by reference from Exhibit 4.1 of ARCADIS N.V.’s Registration Statement on Form S-8, filed on June 28, 2002).
4.5

ARCADIS N.V. 2001 Long-Term Incentive Share Option Plan (Incorporated herein by reference to Exhibit 4.1 to ARCADIS N.V.’s Registration Statement on Form S-8 (File No. 333-99489) filed on September 6, 2002).

4.6	Heidemij N.V. 1996 Incentive Plan. (Incorporated herein by reference from Exhibit 4.1 of ARCADIS N.V.’s Registration Statement on Form S-8, filed on January 14, 1997).
4.7	Heidemij N.V. 1994 Incentive Plan (Incorporated herein by reference from Exhibit 4.3 of ARCADIS N.V.’s Registration Statement on Form S-8, filed on March 11, 1994).
8.1	Subsidiaries of ARCADIS N.V. as of December 31, 2004.
11.1	ARCADIS General Business Principles (Incorporated herein by reference from Exhibit 11.1 of ARCADIS N.V.’s Annual Report on Form 20-F for the year ended December 31, 2004).
12.1	Certificate of Principal Executive Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Principal Financial Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1	Certificate of Principal Executive Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002.
13.2	Certificate of Principal Financial Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Dated: June 13, 2005	By:	/s/ Harrie L.J. Noy
Harrie L.J. Noy
Chairman of the Executive Board

INDEX OF EXHIBITS

Exhibit No.	Exhibit Description
1.1	Articles of Association of ARCADIS N.V. (Incorporated herein by reference from Exhibit 1.1 of ARCADIS N.V.’s Annual Report on Form 20-F for the year ended December 31, 2004).
4.1

Employment Agreement, dated January 27, 1994, by and between ARCADIS N.V. and Harrie L.J. Noy, as amended on June 19, 2000 (Incorporated herein by reference from Exhibit 4.1 of ARCADIS N.V.’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.2

Employment Agreement, dated January 20, 2000, by and between ARCADIS N.V. and C. Michiel Jaski (Incorporated herein by reference from Exhibit 4.2 of ARCADIS N.V.’s Annual Report on Form 20-F for the year ended December 31, 2004).

4.3	The ARCADIS G&M, Inc. 2002 Officer Stock Purchase Plan (Incorporated herein by reference from Exhibit 4.1 of ARCADIS N.V.’s Registration Statement on Form S-8, filed on April 28, 2003).
4.4	ARCADIS N.V. 2002 Employee Stock Purchase Plan (Incorporated herein by reference from Exhibit 4.1 of ARCADIS N.V.’s Registration Statement on Form S-8, filed on June 28, 2002).
4.5

ARCADIS N.V. 2001 Long-Term Incentive Share Option Plan (Incorporated herein by reference to Exhibit 4.1 to ARCADIS N.V.’s Registration Statement on Form S-8 (File No. 333-99489) filed on September 6, 2002).

4.6	Heidemij N.V. 1996 Incentive Plan. (Incorporated herein by reference from Exhibit 4.1 of ARCADIS N.V.’s Registration Statement on Form S-8, filed on January 14, 1997).
4.7	Heidemij N.V. 1994 Incentive Plan (Incorporated herein by reference from Exhibit 4.3 of ARCADIS N.V.’s Registration Statement on Form S-8, filed on March 11, 1994).
8.1	Subsidiaries of ARCADIS N.V. as of December 31, 2004.
11.1	ARCADIS General Business Principles (Incorporated herein by reference from Exhibit 11.1 of ARCADIS N.V.’s Annual Report on Form 20-F for the year ended December 31, 2004).
12.1	Certificate of Principal Executive Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Principal Financial Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1	Certificate of Principal Executive Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002.
13.2	Certificate of Principal Financial Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of Independent Registered Public Accounting Firm.