Form 20-F
period 2005-12-31
ARCADIS N V
filed 2006-06-22
CIK 913596

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐                                 SHELL COMPANY PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-22628

ARCADIS N.V.

(Exact name of Registrant as specified in its charter)

ARCADIS N.V.

(Translation of Registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Nieuwe Stationsstraat 10,  Arnhem, the Netherlands

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

20,645,615 SHARES OF COMMON SHARES, € 0.05 NOMINAL VALUE

200 PRIORITY SHARES, € 0.05 NOMINAL VALUE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒    No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act). (Check one): Large accelerated filer ☐         Accelerated filer ☒         Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☒ Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

i

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

ii

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A.               Selected financial data

The selected consolidated financial data presented below as of and for each of the two years during the period ended December 31, 2005 have been derived from our audited Consolidated Financial Statements which have been prepared in accordance with International Financial Reporting Standards, or IFRS, and the interpretations of IFRS adopted by the International Accounting Standards Board. The fiscal year ending December 31, 2005 is the first year in which ARCADIS prepared its financial statements in accordance with IFRS. Previously, ARCADIS prepared its financial statements in accordance with accounting principles generally accepted in the Netherlands (Dutch GAAP). The selected consolidated financial data below should be read in conjunction with our Consolidated Financial Statements and the Notes set forth in Item 18 of this annual report.

For the convenience of the reader, the amounts reflected in our selected consolidated financial data as of and for the year ending December 31, 2005 as presented in Euros have been translated into U.S. dollars. The exchange rate used is $1.00 = € 0.84767, the exchange rate as of December 31, 2005. We do not represent that the translated amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate.

IFRS differs in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP). See our reconciliation of IFRS to U.S. GAAP in Note 18 to our Consolidated Financial Statements.

	For the years ended December 31,
	2005	2005	2004
	$	€	€
	(in millions, except per share amounts)
Consolidated Statement of Income Data
Amounts in accordance with IFRS
Gross revenue	1,181.0	1,001.1	900.8
Net revenue	829.6	703.3	632.5
Operating income	64.2	54.4	35.5
Income from operations before taxes	62.0	52.5	32.1
Income from operations after taxes	41.5	35.2	21.7
Group income from operations after taxes	43.2	36.6	24.1
Net income	39.4	33.4	22.2
Basic net income per common share(d)	1.95	1.65	1.10
Diluted net income per common share(d)	1.89	1.60	1.09
Average number of shares	20.3	20.3	20.1
Dividend per common share(a)	0.78	0.66	0.48

	For the years ended December 31,
	2005	2005	2004	2003	2002	2001
	$€	€	€	€	€	€
	(in millions, except per share amounts)
Consolidated Statement of Income Data
Amounts in accordance with U.S. GAAP
Gross revenue(b)	1,092.3	925.9	815.9	776.2	754.3	739.6
Net revenue(b)	801.3	679.2	583.6	555.9	543.8	532.5
Operating income(b)	53.0	44.9	22.1	33.7	38.4	39.7
Income from operations before taxes	50.8	43.1	18.6	30.9	36.1	37.9
Income from operations after taxes	32.1	27.2	11.2	19.1	22.6	23.2
Net income(c)	33.2	28.1	15.0	22.6	23.3	24.5
Basic net income per common share(d)	1.64	1.39	0.75	1.13	1.16	1.21
Diluted net income per common share(d)	1.59	1.35	0.74	1.13	1.15	1.20

	For the years ended December 31,
	2005	2005	2004
	$€	€	€
	(in millions, except per share amounts)
Consolidated Balance Sheet Data
Amounts in accordance with IFRS
Total assets	767.0	650.1	442.3
Long-term debt	137.0	116.1	13.0
Common stock	1.2	1.0	1.0
Shareholders’ equity	207.9	176.2	136.4

	As of December 31,
	2005	2005	2004	2003	2002	2001
	$€	€	€	€	€	€
	(in millions)
Consolidated Balance Sheet Data
Amounts in accordance with U.S. GAAP
Total assets	891.1	755.4	441.0	348.6	365.2	396.4
Long-term debt	128.4	108.9	13.0	29.7	27.6	22.0
Shareholders’ equity	309.1	262.0	158.3	173.3	162.9	228.3

(a)   Dividend per common share represents the amount relating to each year in which a dividend payment is approved and paid in the following year. The dividend per common share in U.S. dollars is: $0.78 in 2005 and $0.63 in 2004. The dividend payment of € 0.66 per outstanding share of common stock for the year ended December 31, 2005, was presented to and approved by our shareholders at the Annual General Meeting of Shareholders on May 17, 2006.

(b)   Gross revenue, net revenue and operating income as reported in accordance with U.S. GAAP are presented excluding the 50% revenues or income from the proportionally consolidated companies Grupo EP S.A. and ARCADIS Aqumen Facility Management B.V. and excluding the 33% revenues or income from the proportionally consolidated company Biogas SA. As of mid-June 2005, our 50% interest in Grupo EP S.A. was divested.

(c)   Net income in 2001 of € 25.1 million, includes the gain on the sale of the non-consolidated participation in Analytico of € 4.0 million (€ 0.20 per share) and the charge related to the restructuring of our property valuation activities in the Netherlands of € 2.0 million (€ 0.10 per share).

(d)   Basic net income per common share calculated in accordance with IFRS and U.S. GAAP is based upon the weighted average number of common shares outstanding during the periods indicated. Diluted net income per common share calculated in accordance with IFRS and U.S. GAAP is based upon the weighted average number of the common shares outstanding during the periods indicated plus the dilutive effect of potential common shares outstanding during the periods indicated.

Exchange Rate Information

On June 20, 2006, the exchange rate between the Euro and U.S. dollar was € 0.79707 per $1.00. The following tables set forth, for the periods and dates indicated, information regarding the exchange rate for the Euro expressed in Euros per $1.00. The rates used for the tables are based on quotes from the Amsterdam Foreign Exchange.

Period	High	Low	Average(1)	End
Year ended December 31, 2005	€0.86	€0.74	€0.81	€0.85
Year ended December 31, 2004	0.85	0.73	0.80	0.73
Year ended December 31, 2003	0.96	0.79	0.88	0.79
Year ended December 31, 2002	1.17	1.06	1.06	0.95
Year ended December 31, 2001	1.19	1.05	1.12	1.13

(1)   Average of the exchange rates on the last day of each month during the year presented.

Period	High	Low
May 2006	€0.79	€0.77
April 2006	0.83	0.80
March 2006	0.84	0.82
February 2006	0.84	0.83
January 2006	0.85	0.81
December 2005	0.85	0.83

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

Approximately 45% of our revenue is derived from clients in the public sector. These clients rely on tax revenues to fund large public works projects of the type for which we are often retained. During an economic downturn, governmental entities collect significantly less tax revenues and often try to limit discretionary expenditures to balance their budgets. Government limits on spending in regard to environmental remediation, infrastructure expansion or enhancement, building projects, real estate data services or telecommunications infrastructure investments, could have a material adverse effect on our ability to attract and/or retain business.

A global recession could have an adverse affect on our revenues.

Approximately 55% of our revenue is derived from our private sector clients. As a result, we are exposed to general economic cycles which influence the willingness and ability of private sector firms to invest in the types of activities that require our services. Private sector clients experiencing adverse economic conditions may attempt to defer or withdraw from signed contracts, which could have a material adverse effect on our revenues. Our facilities service area, where most investments are from private sector companies, is the most sensitive to declines in economic activity.

A decline in the financial markets may adversely affect our revenue.

A sharp decline in the capital markets can have a negative effect on companies’ abilities to invest. In the past this happened in the telecommunications area, where investment declined considerably in a very short period, resulting in a substantial decrease in our revenue in the communications area for a number of years.

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

We believe that demand for our principal environmental services is in part related to the response of governmental authorities to the public’s concern for environmental issues. If, however, public concern for environmental issues changes, or governmental entities in countries where we operate become less responsive to environmental issues, there could be substantially less demand for our environmental services, which could have a material adverse effect on our business. Changes in regulations and legislation may also negatively affect certain other areas of our business, such as the infrastructure and facilities activities when it comes to substantial changes in building codes and/or environmental requirements related to such projects.

Political instability in the countries in which we operate can result in contracts being canceled or harm our employees.

As a result of political instability, contracts may be terminated or abandoned or the security of our employees may be at risk, resulting in contract work being stopped temporarily or permanently. This risk arises particularly in the donor-financed market, which is primarily the market for development projects, generally financed by non-governmental organizations such as the World Bank or regional development banks, in which we achieve only a limited part of our revenues.

Changes in the bidding behavior of our clients may result in competitive pricing pressure for our services.

Changes in the bidding pattern of clients can have a considerable effect on our revenue. Due to European Union regulations, a trend is developing in a number of countries to a more open bidding process where price competition is more important. Centralization and strengthening of the purchasing function in large companies may also affect our opportunities to secure profitable revenues. Changes in behavior of our clients or our potential clients may have a negative impact on our revenues.

Concentration through mergers, acquisitions or other forms of consolidation may lead to increased purchasing power on the part of our clients.

With the concentration of companies, clients may disappear, and the purchasing power of customers can increase, resulting in potential decreases in our revenue. The same phenomenon can occur with the government. The combination of municipalities and water boards results in fewer, but more powerful, administrative units that, in a number of cases, now conduct activities that were formerly put out to bid.

Operational Risks

The services we provide can result in considerable liability to us which we may not be able to insure against.

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

Depending on the type of contract, losses can occur in projects as a result of inaccurate time and cost estimates, new techniques with undocumented cost and performance results, inexperienced staff, performance delays, additional consulting services, the absence of information that was assumed would be available, or other unforeseen circumstances. Although many contracts also contain conditions regarding payment of additional costs in the event of unforeseen circumstances, substantial project losses may occur, which may have a negative effect on our results of operations.

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

We account for investments in joint ventures using the proportionate method of consolidation, whereby our share of all assets, liabilities, revenues and expenses of the joint venture are included in our consolidated financial statements. Approximately 30% of our gross revenue is derived from work that is not performed by our own staff, but derived from  subcontracting or other arrangements. Success on these joint projects depends in large part on whether our partners fulfill their contractual obligations satisfactorily. If any of our partners fails to satisfactorily perform their contractual obligations as a result of financial or other difficulties, we may be required to make additional investments and provide additional services in order to make up for our partner’s shortfall. If we are unable to adequately address our partner’s performance issues, then our client could terminate the joint project, exposing us to legal liability, loss of reputation and risk of loss or reduced profit on the project.

The refusal or inability of our clients to timely pay for services we provide to them could cause us to have insufficient liquidity.

We usually invoice clients for our services according to the progress of the work. If our clients refuse or are unable to meet their contractual payment obligations, we may not have sufficient cash to satisfy our liabilities, and our growth rate and continued operations could be adversely impacted.

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

Due to the nature of turnkey contracts and DBFO contracts, we take on additional responsibilities, such as providing engineering and construction services, and arranging financing, that go beyond the responsibilities normally associated with our business relationships and contracts. In particular, in turnkey contracts, we face additional financial risks because of the size of these contracts, and the fact that many of the contracting services in these contracts are performed by third parties, who may not complete performance on a timely basis. In DBFO contracts, we may have an equity interest in the project, which causes us to have substantially more risk. We may face substantial decreases in our revenues if we are unable to meet our obligations under either of these types of contracts.

If our information and communication technology systems do not work properly, our operations and management may be negatively affected.

Our operation and management are largely dependent on the use of information and communication technology systems. Limited access and/or the malfunctioning of these systems, including both hardware and software, can negatively affect our operations and management. Our security and backup measures may not be sufficient to protect the integrity of our systems or to ensure that important data is not lost.

If we are unable to productively use leased office space, our operating results may be negatively affected.

We usually lease office space for periods from five to ten years. A downturn in activities may leave us with unused office space which we may not be able to sublet.

Failure to integrate acquired businesses or assets successfully will prevent us from achieving the anticipated cost savings and other financial benefits from our acquisitions.

We have completed 17 acquisitions in the past three years and we will continue to pursue growth through selective strategic acquisitions of businesses and assets. However, we will only achieve the efficiencies, cost reductions and other financial benefits, such as diversification of our current portfolio of clients and services, which we would expect to result from these acquisitions, if we successfully integrate the administrative, financial, technical and marketing organizations of acquired businesses and assets, and implement appropriate operations, financial and management systems and controls. We may have insufficient management resources to accomplish integrations, and even if we are able to do so successfully, we may not realize the level of cost savings and other financial benefits that we expected to achieve.

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

The seasonality of our business may cause our revenues and earnings to fluctuate, adversely affecting the price of our stock.

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

As of December 31, 2005, we had borrowed €2.1 million under our short-term credit facility and had a total of €258 million available at year-end. Fluctuations in our working capital, which includes our work in progress and trade receivables less accounts payable, may cause us to exceed the limits of our financing arrangements. This may cause us to violate the covenants and obligations under our short-term credit facility. Additionally, if we make any substantial acquisitions, our borrowings under the credit facility may increase and we may violate our financing arrangements.

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

Any damage to our reputation may lead to ARCADIS being excluded from certain bidding processes.

Any damage to our reputation and name, such as by breaches of our code of conduct by our employees, among other events, may harm our reputation. Such damage could cause us to lose business or not be eligible to bid for business in certain industries and regions.

ITEM 4. INFORMATION ON THE COMPANY

A.               History and development of the company.

Introduction

We are an international company that delivers consulting, engineering and project management services in the areas of infrastructure, environment and facilities. ARCADIS N.V. is a public company organized on August 16, 1982 under the laws of The Kingdom of the Netherlands. Our initial predecessor was incorporated in the Netherlands in 1888 under the name Nederlandsche Heidemaatschappij. Most of our commercial activities are undertaken under the trade name ARCADIS. In some countries, we operate under different legal or commercial names for local competitive reasons.

Our principal office is located at: Nieuwe Stationsstraat 10, 6811 KS Arnhem, the Netherlands and our telephone number at that address is 31-26-3778911. Our principal office in the United States is located at: 630 Plaza Drive, Suite 200, Highlands Ranch, Colorado 80126-2377 and our telephone number at that address is 720-344-3500.

Strategy and Strategic Developments

Since mid-2000, our strategy has been focused on the expansion of our position in our existing markets in Europe and North and South America. Our strategy concentrates on strengthening profitable growth in these geographic markets. This strategy has four cornerstones:

•              Focus on activities with greater added value and higher margins;

•              Organic growth in the existing core activities;

•              Margin improvements; and

•              Acquisitions.

Following is a brief description of the progress made in each of these areas in 2005.

Focus on activities with greater added value and higher margins

In 2005, we further adjusted our portfolio. Activities with limited added value and lower margins were sold and replaced by consultancy and management services that generate higher added value and considerably higher margins. We added approximately €200 million in gross revenues through acquisitions in 2005, compared against the sale of businesses with €100 million in gross revenue. The most important acquisitions include Blasland, Bouck & Lee, Inc. (BBL) in the United States and AYH plc in the United Kingdom. With BBL, we gain a leading position in the environmental market, while AYH fits the transition occurring in the facilities service area from engineering to management services. Both companies are active in growth markets, having considerably higher margins than our average and offer abundant opportunities for synergy. These acquisitions have changed our profile and serve to strengthen our strategic positioning.

Solid organic growth in core activities

Organic growth represents the growth in our gross revenue that we are able to generate from year to year in our existing, non-acquired businesses, excluding exchange rate differences. In 2005, our organic growth was 5%, which was essentially the same as in 2004. We believe that we can improve our organic growth rate by better utilizing our internal knowledge base to provide opportunities, such as with respect to our remediation and GRiP® program in the United States, our rail and water management expertise in the Netherlands, our bridge and tunnel experience in France, as well as expanding our relations with existing multinational clients.

Margin goal achieved

Margin improvement is a key component of our corporate strategy introduced in 2000. By margin, we mean operating income excluding amortization of identifiable intangible assets (which we also refer to as EBITA), as a percentage of net revenue, which is the portion of revenue produced by our own employees. Excluding items that affect the comparability of results, such as the sale of non-core activities in the Netherlands and a restructuring charge in 2004, as well as a book gain on divestments including the sale of our 50% interest in Grupo EP in Spain and adjustments to pension plans, the margin increased to 8.2%, compared to 6.2% in 2004. Three factors have contributed to this improvement: acquisitions/divestments in which less profitable activities were replaced by higher margin activities, the positive effects of the restructuring in the Netherlands in 2004 and increased utilization rates combined with favorable market conditions.

Acquisitions

Acquisitions remain an important cornerstone of our strategy. The purpose of acquisitions is to further strengthen our home market portfolios. We have the following financial criteria for all of our acquisitions:

•              They are accretive to earnings per share;

•              The margin is equal to or higher than the ARCADIS margin; and

•              They produce a return on investment of 15% or more.

In 2005, we acquired the following four companies, all of which met our financial criteria:

Name	Country	Employees	Gross revenue(1) (in millions)	Month consolidated

SWK NV	Belgium	50	6	May 2005
AYH, plc	United Kingdom	340	36	June 2005
Greystone Environmental Consultants, Inc.	United States	130	12	June 2005
Blasland, Bouck & Lee, Inc.	United States	900	142	September 2005
Total		1420	196

(1)   Gross revenue mentioned above  indicates the gross revenue of each entity for the last full fiscal year of the respective entity prior to its acquisition by ARCADIS.

With the acquisition of SWK, Belgian activities were strengthened geographically, as well as in heavy infrastructure. The acquisition of AYH in the United Kingdom, specializing in project management, cost control and consultancy for real estate projects, fits the transition occurring in the facilities service area and strengthens our position the United Kingdom. Greystone is an important addition to the American environmental market, bringing expertise particularly in permitting. Blasland, Bouck & Lee, specializing in environmental services and soil remediation, considerably strengthens our position in the environmental market, not only in the United States, but globally.

The total investment in acquisitions in 2005 was € 121 million, which resulted in additional goodwill of € 61 million. A goodwill amount of € 2.8 million is expected to be deductible for tax purposes. The goodwill in 2005 was assigned to our geographic segments as follows (in millions):

The Netherlands	€ 0
United States	44
Other European Countries	16
Rest of World(1)	1
Total goodwill	61

(1)   The geographic segment “Rest of World” includes all countries outside of our three primary reporting segments, the Netherlands, the United States and Other Europe Countries.

Of the € 121 million invested in acquisitions in 2005, up to € 27 million will be paid after 2006.

In 2005, we completed the following divestments:

Name	Country		Employees		Gross revenue (in millions)		Month divested
Detailed engineering in buildings	United States		160		15		April 2005
50% interest in Grupo EP SA	Spain		1,700	(1)	135	(1)	June 2005
Renardet/Sauti SA	Donor market	(2)	240		11		June 2005
Total divestments	—		2,100		94		—

(1)             Based on 100%; gross revenue was consolidated 50%, the number of employees for 100%.

(2)             The “Donor market” includes the following regions: Africa, Latin and Central America, Southeast Asia, and Eastern Europe.

In light of the transition in the facilities service area to activities with higher added value, the detailed engineering activities for buildings in the United States was sold. With no prospect of gaining a majority interest, we sold our 50% interest in Grupo EP to management and employees who already owned the other 50%. The company had been proportionally consolidated in our operating results, and in 2004 contributed less than 5% to our total net income from operations. However, our good relationship with Grupo EP continues through a cooperation agreement. At the end of June, our interests in two smaller companies with activities in the donor-financed market were sold.

Revised strategy

The biennial review of our strategy was completed in mid-2005. The revised strategy, titled Choices for growth, continues the course of profitable growth in home markets, which was introduced in mid-2000. The revised strategy introduces a strategic vision for each of the three service areas in which we are active. This vision is based on a portfolio analysis by service area in which market attractiveness and our competitive position were weighed for each activity. In addition, an analysis of strengths and weaknesses was completed by service area and for ARCADIS as a whole.

Goals by service area were formulated for the next three to five years. The goals were translated into tangible plans for goal realization. As part of this process, “transnational growth platforms” were initiated, aimed at bundling our strengths in areas where the market offers good prospects and we are strong. The transnational growth platforms are made up of groups of employees who are strategically focused on the following areas: rail, tunnels and bridges, environment and worldwide project consulting. This process strengthens the horizontal lines in the company, offering prospects for additional growth in specific sectors. Further details are provided in the following sections on service areas.

The three core elements of the revised strategy can be summarized as follows:

Strengthening organic growth in the three service areas by:

•                              Using transnational growth platforms for specific sections;

•                              Expanding local positions in home markets; and

•                              Promoting innovations aimed at developing new products and services.

Continually improving margin by:

•                              Focusing on services with higher added value; and

•                              Outsourcing detailed engineering.

Expanding through acquisitions aimed at:

•                              Strengthening home markets and/or adding specific expertise; and

•                              Building a position in Asia.

Financial goals

We maintain the following unchanged financial goals for the mid to long term:

•                              Gross revenue: average annual growth of 10% or more, half of which is organic.

•                              Operational margin: 8% (operating income excluding amortization of identifiable intangible assets (which we also refer to as EBITA) as a percentage of net revenue).

•                              Earnings per share: average annual growth of 10% or more.

•                              Return on invested capital of 15% or more. This is net income from operations, excluding interest charges, compared to shareholders’ equity plus net interest-bearing debt, calculated as an average over four quarters.

The goals listed above are excluding the effects of currency exchange rate differences. Net income from operations is before amortization and other items that we believe affect the comparability of results, like book gains.

Below are the results of previous years compared to the above goals, excluding currency effects.

	Goal	2000	2001	2002	2003	2004(1)		2005(1)
Gross revenue	10%	13%	3%	6%	10%	9	%(2)	10	%(2)
— Organic	5%	7%	3%	2%	1%	5%		5%
— Acquisitions	5%	6%	0%	4%	9%	4%		5%
Operational margin	8%	6.4%	6.9%	7.4%	6.0%	6.2	%(3)	8.2	%(3)
Earnings per share	10%	10%	10%	11%	(4)%	9%		40%
Return on invested capital	15%	14.8%	17.6%	18.8%	15.9%	17.2%		20.6%

(1)   Results based on IFRS.

(2)   Excluding book profit on sales.

(3)   Excluding items that impact the comparability of results.

B.               Business overview.

Development by Service Area

We provide consulting and engineering services in four principal geographic reporting segments: the Netherlands, the United States, other European countries, and Rest of World. Our primary services areas in each of these geographic segments are infrastructure, environment, and facilities. Below is a further detailing of the activities of the company in each of these three service areas:

Infrastructure

Our infrastructure area is focused on designing physical living environments for living, working, and recreational activities, as well as connecting these areas through highways, railroads, and waterways. We are engaged in infrastructure activities in all of our geographic reporting segments. Water management, infrastructure development for the energy sector and telecommunications activities are also a component of this service area. This service area’s share of total gross revenue was € 526 million, € 501 million, and € 485 million in 2005, 2004 and 2003, respectively, and accounted for 53%, 56% and 57% of our total gross revenue in those years, respectively.

The infrastructure market is dominated by public sector spending. We have strong local positions in this market. Our knowledge of local conditions and our long-term client relationships allow us to anticipate new developments and offer tailor-made services. From a broad range of multidisciplinary services, we offer integrated solutions for complex infrastructural challenges. In a number of areas, we have specialized expertise. Our rail infrastructure experience is based on years of working on the Dutch railway network, one of the most densely traveled and safest networks in the world. A prime example of our expertise in bridges is the world-famous Millau Viaduct in France, the tallest in the world. In the area of tunneling, we have extensive expertise and experience, both in rocky and in soft subsurface soils.

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

Environment

Our environment area is focused on the improvement and maintenance of air, soil, and surface-water quality as well as projects related to noise abatement, solid waste disposal and external safety. We are engaged in environment activities in all of our geographic segments. This service area’s share of total gross revenue was € 295 million, € 243 million and € 223 million in 2005, 2004 and 2003, respectively, and accounted for 29%, 27% and 27% of our total gross revenue in those years, respectively.

A considerable portion of our gross revenue in the environment service area results from soil and groundwater remediation projects. In this area, we maintain a world leadership position that is based on cost-effective remediation technologies, a solid reputation and the Guaranteed Remediation Program (GRiP®). Under GRiP®, we provide turnkey solutions for the remediation of contaminated properties at a guaranteed price, while covering risks with insurance policies. In addition, we are able to serve multinational companies in multiple countries. This is significant as a growing number of multinational companies are reducing the number of consultants they use. Many of our clients already are multinational companies.

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

•      Performance of feasibility studies, construction management, and the installation, operation and maintenance of specialized remedial technologies, including bioremediation, soil vapor extraction, air sparging, hydraulic barriers, free product control and recovery, steam-enhanced soil-venting, contaminated surface and groundwater recovery and treatment, underwater sediment remediation,wastewater treatment, stabilization/solidification, landfill caps and containment, and air quality control;

•      Life sciences services including toxicology, epidemiology, molecular biology, endocrinology, ecology, pathology, chemistry, environmental systems, modeling, and statistical analysis.

•      GRiP®, which include the provision of a guaranteed maximum price for remediation of contaminated industrial sites, along with an insurance scheme that limits the client’s risk exposure;

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

Facilities

Our facilities area is focused on buildings in which people live, work, or relax. We engage in the facilities area in all of our geographic segments. This service area’s share of total gross revenue was € 180 million, € 144 million and € 110 million in 2005, 2004 and 2003, respectively, and accounted for 18%, 16% and 13% of our total gross revenue in 2005, 2004 and 2003, respectively.

The facilities market is strongly influenced by the level of private investment and therefore is more cyclical. In the past two years, we have focused on transitioning to higher added value services in an effort to improve profitability. Greater emphasis has been placed on expanding project and program management and facility management services. The acquisition of AYH was an important step in reaching this goal. At the same time, we began reducing and outsourcing our detailed engineering activities. It was becoming increasingly difficult to offer distinguishable services to the marketplace, which negatively impacted our profitability and led to the 2005 first quarter sale of detailed engineering services in the United States.

Our activities in the facilities area include:

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

Marketing and Distribution

Our major marketing channels are our primary operating companies, which are ARCADIS G&M Inc., Blasland, Bouck & Lee Inc., Greystone Environmental Consultants, Inc., ARCADIS Nederland B.V., ARCADIS Deutschland GmbH, ARCADIS BMB B.V., ARCADIS Euroconsult B.V., ARCADIS Belgium N.V. , SWK NV, ARCADIS FC International SAS, ARCADIS Logos Engenharia SA, Biogas SA, ARCADIS Geotecnica Consultores SA, PRC Holding B.V., ARCADIS Aqumen Facility Management B.V., ARCADIS Geraghty & Miller International Ltd., AYH Plc., ARCADIS Polska Sp. Z.o.o., and Profil Sp. Z.o.o..

Through our multinational client program, we have increased organic growth by expanding our relationships with existing multinational clients. For example, our multinational clients program has resulted in the execution by several existing clients of master service agreements that establish the basis for providing international services to these clients for extended periods.

Competition

We are engaged in highly competitive markets in all of our geographic reporting segments and service areas. We compete with many other firms, ranging from small local firms to large national and international firms. In addition to price, we compete primarily on the basis of quality of service, project management expertise, and ability to provide integrated solutions. Other competitive factors include application of state-of-the-art technology, geographic location and availability of personnel. A significant portion of our revenue is generated through direct contact and negotiations with clients resulting largely from existing relationships rather than through public or other bidding procedures. The development of new and more efficient technology by our competitors may have an adverse effect on us if such technology is not accessible to us or is incompatible with the services we provide.

Effect of Government Regulation

Of our business, approximately 45% of our revenue is derived from governmental entities. These clients rely on tax revenues to fund large public works projects of the type for which we are often retained. During an economic downturn, governmental entities collect significantly less tax revenue and often try to limit discretionary expenditures to balance their budgets. Government limits on spending in regard to environmental remediation, infrastructure expansion or enhancement, building projects, real estate data services or telecommunications infrastructure investments, could have a material adverse effect on our ability to attract and/or retain business.

Our business is also affected by the implementation and modification of governmental legislation and regulations in a number of areas, but particularly with respect to the environment. We assist private sector clients in complying with, or responding to, new governmental legislation and regulations. Therefore, when government strengthens regulation of the environment, the demand for our services typically increases. When regulations are weakened or enforcement of such regulations seems less likely, our clients are less likely to need our services, which could materially and adversely affect our business. Changes in regulations and legislation may also affect certain other areas of our business, including communications, infrastructure and, to a lesser extent, facilities.

C.               Organizational structure.

ARCADIS N.V. is not directly or indirectly owned or controlled by another corporation or by any government, foreign or domestic. Only our major consolidated companies are listed below, stating the percentage of ownership by ARCADIS N.V. and the country in which each is domiciled.

Company	Percentage Ownership	Domicile
ARCADIS G&M Inc.	100	United States
ARCADIS Nederland B.V.	100	The Netherlands
ARCADIS Deutschland GmbH	100	Germany
ARCADIS Euroconsult B.V.	100	The Netherlands
ARCADIS Belgium N.V.	100	Belgium
ARCADIS FC International SAS	100	France
ARCADIS Logos Engenharia SA	50 plus 1 share	Brazil
ARCADIS Geotecnica Consultores SA	100	Chile
PRC Holding B.V.	100	The Netherlands
ARCADIS Aqumen Facility Management B.V.(1)	50	The Netherlands
ARCADIS Geragthy & Miller International Ltd. (UK)	100	United Kingdom
AYH Plc.	100	United Kingdom
ARCADIS Polska Sp Zoo	100	Poland

(1)   Proportionately consolidated

D.               Property, plant and equipment.

Our principal property and equipment consists of land, offices, operating facilities, storage grounds, workshops, vehicles, equipment and software which, at December 31, 2005, represented approximately 9% of our consolidated assets. We believe that our offices, operating facilities, vehicles and equipment are well maintained, suitable, and adequate for our current operations and that suitable additional or substitute space will be available as needed to accommodate any expansion of our operations and for additional offices.

Our headquarters are leased and are located in Arnhem, the Netherlands. We own regional offices, workshops, storage grounds and land throughout the Netherlands. We lease approximately 260 local offices throughout the Netherlands, Europe, the United States, Asia, Africa, and Latin America. During fiscal 2005, aggregate annual rental payments on real estate leased by us approximated € 37 million.

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

At December 31, 2005, we were not aware of any environmental issues existing at any of our facilities that may affect the utilization of such facilities.

ITEM 4B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating results.

Overview

The following is a discussion of our consolidated financial condition and results of operations for the two years ended December 31, 2005 and other factors that are expected to affect our prospective financial condition. The following discussion and analysis should be read in conjunction with “Selected financial data” and our Consolidated Financial Statements which are included elsewhere in this annual report. Our Consolidated Financial Statements are prepared in accordance with IFRS. IFRS differs in certain respects from U.S. GAAP. See our reconciliation of IFRS to U.S. GAAP in Note 18 to our Consolidated Financial Statements. Our results may fluctuate from period to period due to project delays, occasioned by regulatory agency approvals or client considerations, weather and the number of working days available.

We are an international provider of consulting and engineering services in four primary geographic reporting segments: the Netherlands, the United States, other European countries, and Rest of World, which includes all countries in which we operate outside the first three segments. We provide these services in three principal service areas: infrastructure, environment and facilities.

Developments by Geographic Segment

Our organizational structure is primarily geographic, usually with one (to two) operating companies per country. These operating companies report directly to the Executive Board. We have grouped our operations into four geographic regions: the Netherlands, other European countries, the United States and Rest of World.

The Netherlands

During 2005, market conditions in the Netherlands showed some signs of recovery. This was the result of low economic growth, and limited government spending. Organic gross revenue (gross revenue not attributable to acquisitions) in the Netherlands declined by 1%, and this decline only occurred in the infrastructure service area. In the environment and facilities service areas growth was achieved. Gross revenue from the Netherlands represented approximately 29% of our total gross revenue for 2005.

The restructuring measures implemented in the Netherlands in 2004 clearly had a positive effect on profitability. Organically, operating income improved by € 2.2 million or 20% in 2005. This was partially offset by the effect of acquisitions and divestments. As a result, operating income totaled € 11.5 million in 2005 compared to € 7.6 million in 2004.

Other European countries

Gross revenue in other European countries (including Belgium, the Czech Republic, France, Germany, Poland, Spain and the United Kingdom) increased 5% to € 267 million in 2005, compared to € 254 million in 2004. Gross revenue from other European countries represented approximately 26% of our total gross revenue for 2005. Acquisitions and divestments caused a decrease in revenues of 1%. This was the result of the sale of our 50% interest in the Spanish company, Grupo EP during 2005. The effect of this sale on gross revenue was almost entirely offset by the contribution from acquisitions completed in 2004, as well as the acquisitions in 2005 of SWK in Belgium and AYH in the United Kingdom.

Operating income grew by 53% to € 18.8 million in 2005, compared to € 12.3 million in 2004. The comparability of results was severely affected by the increase in amortization of identifiable intangible assets, which increased by  € 1.2 million to € 1.4 million in 2005, compared to € 0.2 in 2004. Without the effect of the increase in amortization of identifiable intangible assets, operating income would have increased by 62% in 2005. Except for Germany, all countries contributed to this improvement. Operating income from other European countries represented 34% of our total operating income for 2005.

The United States

Gross revenue for the United States increased 31% in 2005 to € 349 million, compared to €267 million in 2004. Gross revenue from the United States represented approximately 35% of our total gross revenue for 2005. Organic growth was 8%, while acquisitions contributed 23%. This included two acquisitions completed in 2005 —  the acquisition of Greystone in June 2005 and BBL in September 2005.

In the United States, activities in the environmental market developed very favorably. On the one hand this was the effect of a solid backlog in GRiP® projects, while on the other hand, regular environmental consulting work also saw healthy increases. Infrastructure activities saw growth as a result of the passage of the Safe, Accountable, Flexible, and Efficient Transportation Equity Act of 2003 (SAFETEA) by the federal government. For a period of six years, this legislation will release an additional $285 billion in federal funding into the infrastructure market. In the facilities service area, the influence of the shift in investment to low-wage countries (particularly China) was noticeable, resulting in a strong decline of activities in this area.

Operating income increased by 38% to € 18.3 million in 2005, compared to € 13.3 million in 2004. The comparability of these results was severely impacted by the increase in amortization of identifiable intangible assets, which increased by € 2.5 million to € 2.6 million in 2005, compared to € 0.1 in 2004. Without the effect of the increase in amortization of identifiable intangible assets, operating income would have increased by 56% in 2005. Operating income from the United States represented 34% of our total operating income for 2005.

Rest of World

Activities in Rest of World, include activities primarily in the infrastructure and environment service areas in Brazil and Chile, as well as projects in developing countries, financed by international donors such as the World Bank and the European Union. Gross revenue rose by 25% to €97 million in 2005, compared to € 78 million in 2004. The sale of two smaller companies in the donor-financed market resulted in a gross revenue decrease of 6%. The strong increase in the value of the Brazilian real produced a positive currency effect of 12%. Organic growth was 19%, and predominately came from Brazil, where activities grew by 65%. Gross revenue from Rest of World represented approximately 10% of our total gross revenue for 2005, and operating income from Rest of World represented approximately 11% of our total operating income for the year.

Revenues and Expenses

We derive our gross revenue primarily from the provision of consulting and engineering services, as well as other services, generally under the categories of contracts described below, which in some circumstances may be combined.

•       Fixed price contracts. Fixed price contracts provide for the payment of a negotiated fee that is fixed at the inception of the contract. When we enter into these types of contracts we estimate the amount of time and the cost for us to perform the services under the contract. We may underestimate the actual time and cost. Further, the information upon which the fee is based may change or may be inaccurate. As a result, we may earn less under the contract than we anticipated or suffer a loss. Conversely, if we perform the services more efficiently than we estimated, we may earn more under the contract than anticipated. With a well defined scope of work and schedule, we can limited the risk of underestimating our costs.

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

•       GRiP® contracts. GRiP® stands for Guaranteed Remediation Program. GRiP® contracts are a special type of turnkey contracts that are used in the environmental market for the remediation of contaminated property. A remediation plan is prepared, and remediation costs are estimated based on an environmental study and a determination of the extent of contamination. The performance of the remediation plan is offered (under certain conditions) to the client for a fixed price (turnkey). The risks of cost overruns are largely covered by an insurance policy. We have very rigorous procedures and policies for project estimation and determination of insurance levels and work closely with our insurers to minimize the total risk. However, there are always some inherent project estimation risks. Remaining risks can arise as a result of disputed settlements with the insurer and associated litigation.

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

Critical Accounting Policies

For the financial years up to and including 2004, we have presented our financial statements on a basis consistent with accounting principles generally accepted in the Netherlands. In 2005, the new accounting rules under IFRS went into effect. At the end of this Item 5, we have included a summary of the effects that the introduction of the IFRS had on our balance sheet and statement of income.

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

Impairment. The carrying amounts of the assets of ARCADIS, other than work in progress and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment.

For goodwill and assets that have an indefinite useful life, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement. Impairment losses recognized in regard to cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis.

The recoverable amount is the greater of the net selling price and value in use. In assessing the value in use, estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss of goodwill cannot be reversed. Regarding other assets, an impairment loss can be reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Under US GAAP assets and liabilities acquired in a business combination are recorded at their estimated fair values as of their acquisition date. At December 31, 2005, we had approximately € 149.2 million of goodwill (U.S. GAAP amount), representing the cost of acquisitions in excess of fair values assigned to the underlying net assets of acquired companies. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and other intangible assets,” goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment testing. The assessment of goodwill involves the estimation of the fair value of our geographical assets. Management completed this assessment during the fourth quarter of 2005 based on the best information available as of the date of assessment and determined that no impairment existed. Future events could result in impairments of goodwill or other assets.

Accounting for pensions. Under IFRS the Company’s pension plans qualify as defined contribution plans. Under U.S. GAAP, the Dutch plans qualify as defined benefit plans. For a further explanation of this, please refer to Notes 17 and 18 in the Consolidated Financial Statements included in Item 18 of this annual report. Retirement benefits represent obligations that will be settled in the future and require assumptions to project benefit obligations and fair values of plan assets. Retirement benefit accounting is intended to reflect the recognition of future benefit costs over the employee’s approximate service period, based on the terms of the plans and the investment and funding decisions we make. In accounting for these retirement benefits, management is required to make assumptions regarding variables such as discount rate, rate of compensation increase, return on assets, and mortality tables. Periodically management consults with outside actuaries regarding these assumptions. Changes in these key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic cost incurred. Our policies and key assumptions are included in Note 17 to our Consolidated Financial Statements.

Provisions for contingent liabilities. By their nature, provisions for contingent liabilities are dependent upon estimates and assessments of whether the criteria for recognition have been met, including estimates as to the outcome and the amount of the potential cost of resolution. Contingent liabilities are recognized by a charge against income when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. The most likely amount is accrued for costs of future liabilities that may ultimately arise when such an amount can be determined. If no amount within the range is considered more likely than any other, then the accrual is based on the low end of the range.

Contingent liabilities and provisioning for reorganizations, other litigation, and tax disputes are discussed in Note 12—Long-Term Liabilities and in Note 13—Trade and other Liabilities to our Consolidated Financial Statements. The provision for reorganizations is based on an estimate of the costs of dismissal of permanent staff, taking into account legal advice and the current facts and circumstances. Provisions for other litigation and tax disputes are also based on an estimate of the costs, taking into account legal advice and information currently available.

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

We have recorded a valuation allowance of € 1.9 million as of December 31, 2005, based on estimates of taxable income by jurisdiction in which we operate and the period over which deferred tax assets are recoverable. In the event actual results differ from these estimates in future periods, and depending on the tax strategies that we may be able to implement, changes to the valuation allowance could be required, which could impact our financial position and results of operations.

Allowances for doubtful accounts. Allowances for doubtful accounts are maintained for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Results of Operations

The table below presents, for the periods indicated, (1) the percentage relationship that certain items in our Consolidated Statements of Income bear to net revenue and (2) the percentage increase (decrease) in Euro amounts for such items from year to year for the two-year period ended December 31, 2005.

	Percentage of Net Revenue		Percent Change
	2005	2004	2004 to 2005
Gross revenue	142.4	142.4	11.1
Materials, services of third parties and subcontractors	42.4	42.4	11.0
Net revenue	100.0	100.0	11.2
Operational costs	89.3	91.9	8.0
Depreciation	2.2	2.5	(2.8)
Amortization of identifiables	0.8	0.1	—
Operating income	7.7	5.6	53.1
Financing income/expenses net	(0.3)	(0.5)	(46.8)
Income from operations before taxes	7.5	5.1	63.9
Taxes	2.5	1.6	66.8
Income of consolidated companies from operations after taxes	5.0	3.4	62.6
Income of non-consolidated companies and long-term investments after taxes	0.2	0.4	(43.5)
Group income from operations after taxes	5.2	3.8	51.8
Minority interest	0.5	0.3	64.5
Net income	4.7	3.5	50.7

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

On the whole, operational results during 2005 developed favorably. Gross revenues increased with 11% from 2004, while net income improved with 51% from 2004. In particular, the environment service area produced excellent results.  You should read our audited Consolidated Financial Statements in conjunction with the following analysis.

Gross revenue

Gross revenue in 2005 increased by 11% to €1 billion, compared to €901 million in 2004. Of the total increase, 1% was the effect of currency impacts. Acquisitions and divestments contributed a net of 5%, and organic growth contributed 5%. The organic growth was primarily the result of strong growth in the U.S. environmental market and in Brazil, as well as the gradual recovery in the Dutch market.

As of 2005, the geographic distribution of revenue had been altered. The activities in North and South America were separated into two segments: the United States became its own segment, while South America was added to the Rest of World segment. Strong expansion through acquisitions and relatively high organic growth are driving the increase in the U.S. percentage of total company sales. In 2005, 35% of the gross revenue was generated in the United States compared to 30% in 2004; the Netherlands contributed 29% in 2005, compared to 33% in 2004. Other European countries contributed 26% in 2005, compared to 28% in 2004, and the Rest of World contributed 10% in 2005, compared to 9% in 2004.

Net revenue

Our net revenue, the part of sales produced by our own employees, increased 11% to € 703 million in 2005, compared to € 633 million in 2004. Excluding the currency effect, growth was 10% in 2005. Of the growth, 6% came from acquisitions and divestments. The 5% organic growth was equal to that of gross revenue growth. Compared to 2004, there was a lower revenue inflow from the sale of businesses, which resulted in a 1% decrease in net revenue.

Operational costs

Operational costs increased by 8% to € 628 million in 2005, compared to € 581 million in 2004. Acquisitions produced a 5% increase in operational costs, while currency effects resulted in a 1% increase. The organic increase of operational costs totaled 2% in 2005, clearly lower than the increase in net revenue, mostly due to improvements in staff utilization.

Depreciation expenses

Depreciation (excluding amortization) decreased 3% to € 15.2 million in 2005, from € 15.6 in 2004, and totaled 2.2% of net revenue in 2005, compared to 2.5% in 2004. The project management and consultancy companies that have been acquired are less capital intensive and require even less depreciation than the other ARCADIS operating companies, thus resulting in the decrease in depreciation.

Amortization of identifiable intangible assets

Identifiable intangible assets related to acquisitions must be separated from goodwill and amortized separately. For ARCADIS, this expense generally includes the profit in the acquired company’s backlog. These assets are amortized over their economic lifetime (on average one to two years). In 2005, the amortization increased sharply to € 6.0 million from € 0.4 million in 2004, as a result of acquisitions.

Operating income

Operating income increased 53% to € 54.4 million in 2005, compared to € 35.5 million in 2004. Operating income excluding amortization of identifiable intangible assets (which we also refer to as EBITA) and excluding certain other expenses was calculated as follows:

(In Millions of Euros)	2005	2004
Operating income as reported	54.4	35.5
Amortization identifiable intangible assets	6.0	0.4
Operating income excluding amortization of identifiable intangible assets (EBITA)	60.4	35.9
Other items(1)	3.1	(3.2)
Operating income excluding amortization of identifiable intangible assets and other items	57.3	39.1

(1) Other items include items that we consider to be non-operational. In 2004, these items included the effect of the sale of businesses and a restructuring in the Netherlands. In 2005 these items included book gains and losses on the sale of businesses, as well as the effect of additional payments in pension plans.

Operating income before amortization rose 68%, and excluding other expenses, increased by 47%. The currency effect was 3% and was predominantly caused by the increase of the Brazilian real. The contribution from acquisitions and divestments on balance was 24%, considerably higher than the contribution to revenue growth of 5%, underscoring the positive margin effect. Organically, operating income before amortization rose 20%, also markedly more than revenue growth of 5%. Margins also improved organically, in part as a result of the restructuring measures in the Netherlands.

Margins

Market conditions resulted in an increase in margin (operating income excluding amortization of identifiable intangible assets as a percentage of net revenue) from 6.2% in 2004 to 8.2% in 2005.

Financing expenses

Financing charges were impacted positively in 2005 by € 1.7 million from financial derivatives used to cover currency and interest risks. Excluding this effect, financing charges rose to € 3.6 million in 2005, compared to € 3.5 million in 2004. The increase was limited as a result of the gains from divested assets of € 8.5 million and a further improvement of working capital throughout the year. In 2005, initial steps were taken to improve our financing structure in order to reduce interest charges as much as possible.

Tax rate

The 33.0% tax rate in 2005 was slightly higher than the 32.4% of 2004. In 2004, a higher tax-free book gain was realized from the sale of activities than was realized in 2005. This offset the effect of a decrease in the Dutch corporate tax rates.

In the United States, we may qualify for a tax credit for expenditures on research and development. From 1999 to 2001, a total of $5.4 million was included in the income statement. We are awaiting a final settlement with the U.S. tax authorities regarding activities that qualify for this tax credit. No credits have been included in the results since 2002 and none will be included until this issue is resolved.

Contribution of non-consolidated companies; minority interest

The contribution from non-consolidated companies declined from € 2.4 million in 2004 to € 1.4 million in 2005. This was the result of the completion of a number of energy-sector contracts in Brazil. Meanwhile, a new contract for one of the projects was signed, contributing to 2005 fourth quarter profits.

Minority interest rose 65% to € 3.2 million. This was mainly the result of a strong profit increase in Brazil.

Net income

Net income totaled € 33.4 million in 2005, or € 1.65 per share, against € 22.2 million, or € 1.10 per share in 2004. Net income includes a gain of € 1.2 million from financial derivatives. This effect is not included in net income from operations. Net income from operations (net income before amortization of intangibles and items that we believe affect the comparability of results) was € 33.4 million, 40% higher than the € 23.8 million in 2004. Per share, this was € 1.65 against € 1.18 in 2004.

Number of outstanding shares

The number of issued shares remained approximately 20.3 million in 2005, almost unchanged compared to 2004. To cover obligations related to option plans, approximately 332,000 shares were repurchased, while approximately 303,000 shares that had been purchased earlier were used upon the exercise of options by employees. No new shares were issued. The average number of shares outstanding (as applied to calculate income per share) was 20.3 million compared to 20.1 million in 2004. For an overview of options outstanding and additional information on option plans, please refer to Item 6.E. of this annual report.

Dividends

Management proposed, and on May 17, 2006 at the Annual General Meeting of Shareholders, our shareholders approved a dividend of € 0.66 per share over 2005. This equals 40% of net income from operations. ARCADIS’ dividend policy is to recommend payment of an annual dividend ranging from 30% to 40% of net income from operations. The dividend will be paid out in cash. The dividend for 2004 was € 0.48 per share.

Non-GAAP Financial Measures

As noted above, our financial results are primarily presented in this annual report under IFRS. However, certain of the financial information presented are not in accordance with IFRS, which we refer to as “non-GAAP”. The reconciliation of these non-GAAP measures to IFRS measures is presented in the table below the following description of the non-GAAP measures:

ARCADIS has used the following non-GAAP measures in this Form 20-F: (1) operating income excluding amortization of identifiable intangible assets (which we also refer to as EBITA) and restructuring charges; and (2) net income from operations, for which we some times also exclude currency effects. Although these measures are not required or expressly permitted by IFRS, we use them because we believe they provide a useful basis for comparison of result of operations from previous years. We also believe these measures promote maximum transparency with regard to the financial effects of our ongoing business operations. In addition, our management uses these measures when determining our strategy and setting our financial goals.                ARCADIS excluded restructuring charges from these non-GAAP measures because ARCADIS has no past history of restructuring charges and has no expectation that these charges are likely to recur in the future.

ARCADIS also uses the measures revenues excluding exchange rate differences (which have the same meanings as currency effects) and net income excluding currency effects because we operate internationally, and the effects of exchange rate differences on our revenues and net income do not necessarily reflect our performance. As noted above, ARCADIS has also excluded restructuring charges because of their non-recurring nature.

Set forth below are reconciliations of these non-GAAP measures to net income under IFRS.

Reconciliation of
Operating Income Excluding Amortization of Intangibles and Restructuring Charges to Net Income

(In Thousands of Euros)	2005	2004

Net income	33,414	22,176
Minority interest	3,170	1,927
Income from non-consolidated companies and long-term investments, after taxes	(1,382)	(2,448)
Taxes on income	17,342	10,400
Financing income/(expense) net	1,844	3,464

Operating income	54,388	35,519
Amortization of identifiable intangibles	5,967	376
Operating income excluding amortization of intangibles (or EBITA)	60,355	35,895
Restructuring charges	—	4,417
Operating income excluding amortization of intangibles and restructuring charges	60,355	40,312

Reconciliation of
Net Income from Operation, Excluding Currency Effects to Net Income

(In Thousands of Euros)	2005	2004

Net income	33,414	22,176
Pensions effects(1)	(394)	(667)
Effects of financial instruments	(1,213)	—
Non-recurring income net of tax(2)	(2,486)	1,366
Income taxes	—	519
Amortization	4,045	376
Net income from operations	33,366	23,770
Currency effects(3)	(448)	689
Net income from operations excluding currency effects	32,918	24,459

(1)  Pension effects relate to the following: the change from defined benefit to defined contribution plans under IFRS, changes in Dutch pension legislation, and the pledge by the Lovinklaan Foundation related to early retirement of ARCADIS employees. The amounts shown do not concern total pension amounts and costs, but the changes related to the above mentioned items.

(2) Non-recurring income net of tax relate to gain on sale of investments for 2005 and restructuring charges for 2004.

(3)  Currency effects are calculated by multiplying net income from operations for a fiscal year, excluding income from acquisitions or divestments, by difference between the exchanges rates of that fiscal year and the exchange rates for prior fiscal year.

In addition to the non-GAAP financial measures discussed above, we also present information in this annual report regarding increases or decreases in gross revenues, EBITDA and net income resulting from organic changes and from acquisitions or divestments. We also refer to organic growth being operational or non-operational and excluding currency effects.  Set forth below is a further explanation of these terms and a reconciliation of these measures to the IFRS measures used in their calculation.

•       Organic. We use the term “organic” in this annual report to refer to the internal growth of activities in subsidiaries that have been consolidated for more than one year. Internal growth in companies that have been consolidated for one year or less is accounted for as “growth through acquisitions”.

•       Currency effect. As stated above, the term “currency effect” refers to the effect on our results of changes in the value of currencies against the Euro for the production and reporting of quarterly and annual results. As the costs and revenues for our operating companies are customarily in the same currency, the currency effect is a translation effect. Currency effects are calculated by multiplying net income for a fiscal year, excluding income from acquisitions or divestments, by difference between the exchanges rates of that fiscal year and the exchange rates for prior fiscal year.

•       Acquisitions/Divestments. We describe revenue developments from “acquisitions/divestments” to refer to revenue changes resulting from the purchase or sale of companies and the internal growth in those companies after they have been consolidated within ARCADIS for one year or less. After that period, internal growth in these units is accounted for as organic growth.

•       Non-operational. “Non-operational” items refer to items that are not related to the actual operations of our business and that affect the comparability of results. These items in 2004 included the effect of the sale of businesses and a restructuring of our business in the Netherlands. In 2005 these items included book gains and losses on the sale of businesses, as well as the effect of additional payments in pension plans.

•       Net income from operations. “Net income from operations” refers to net income excluding the amortization of identifiable intangible fixed assets and the costs related to pension effects.

Origin of Developments in Revenue and Income

	2005	2004
Gross revenues
Total gross revenues	€1,001.1	€900.8
Increase from preceding year	100.3

Breakdown of increases
Acquisitions/divestments	46.2
Currency effect	10.5
Book gains on sale	(3.6)

Organic growth	47.2

Operating income excluding amortization of intangibles (or EBITA)
Total	60,355	35,895
(Decrease)/increase from preceding year	24,460

Breakdown of (decreases)/increases
Acquisitions/divestments	9,326
Currency effect	1,183

Organic growth	13,951
Non-operational	6,278
Operational	7,673

Net income from operations
Net income from operations	33,366	23,770
Increase/(decrease) from preceding year	9,596

Breakdown of increases/(decreases)
Acquisitions/divestments	3,302
Currency effect	448

Organic growth	5,846
Non-operational	4,246
Operational	1,600

B. Liquidity and capital resources.

Working capital, consisting of work in progress amounting to € 113.7 million (see Note 7 to our Consolidated Financial Statements) plus trade receivables amounting to € 204.3 million (see Note 13 to our Consolidated Financial Statements) minus billing in excess of costs amounting to € 89.3 million and minus accounts payable amounting to € 72.5 million (see Consolidated Balance Sheet) declined as a percentage of gross revenue (amounting to € 1,001.1 million). As a percentage of gross revenue (measured at the level of the fourth quarter times four), working capital declined from 13.3% in 2004 to 12.7% in 2005. In the opinion of management, our working capital is sufficient to meet our present requirements.

Net cash provided by operating activities was € 66.8 million for the year ended December 31, 2005, compared to net cash provided by operating activities of € 44.8 million for the year ended December 31, 2004. The increase was the result of growth in operating income for the Company, as well as a reduction in the amount of working capital employed.

Net cash used in investing activities was € 85.1 million for the year ended December 31, 2005, compared to net cash used in investing activities of € 19.7 million for the year ended December 31, 2004. The net cash flow activity related to investing activities consisted primarily of investments in the acquisition of consolidated companies, investments in property, plant and equipment and investments in non-consolidated companies.

Net cash provided by financing activities was € 42.1 million for the year ended December 31, 2005, compared to net cash used in financing activities of € 6.7 million for the year ended December 31, 2004. The net cash flow activity related to financing activities consisted primarily to a new long-term debt arrangement related to the acquisition of new operations.

Cash at year-end 2005 was € 73.9 million, compared to € 48.2 million in 2004. Net debt (cash minus interest-bearing debt) at year-end 2005 was € 52.2 million against net cash at year-end 2004 of € 5.8 million.

At year-end 2005, a total of € 258 million in short-term credit facilities was available, compared to € 172 million at year-end 2004. As of December 31, 2005, € 2.1 million of these facilities were used. In addition, banks have pledged performance bonds and other guarantees related to projects for a total of € 40 million. A performance bond is a guarantee that we give to our client related to our performance under a contract. This secures the client with an income, in case we do not perform according to the stipulations in the contract for which the performance bond is issued. If, however, we fully meet all the requirements of the contract, the bond will be canceled. At year-end 2005, our long-term debt totaled € 116.1 million. See Notes 9 and 10 to our Consolidated Financial Statements for a more detailed discussion of our short-term and long-term credit facilities.

ARCADIS has reached agreement with a number of banks on new financing facilities. This involves a refinancing and centralization of nearly all group debt and bonding facilities. The new centralized finance structure consists of three components, all of which have been closed at market rates.

A new term loan facility for $90 million was entered into with a consortium of four banks in order to retire the bridge loan that was taken in relation to the acquisition of BBL at the end of September 2005. Half of this loan matures after five years, the other half after seven years.

Uncommitted multicurrency facilities of € 100 million have been entered into with a consortium of four banks which will be used for financing of working capital.

An uncommitted bonding facility of € 50 million has been entered into with ABN AMRO Bank.

Other Balance Sheet Items

Our total assets grew from € 442.3 million at year-end 2004 to € 650.1 million at year-end 2005, mainly because of expansion through acquisitions. As a result of acquisitions completed in 2005, goodwill rose to € 116.0 million. compared to € 50.0 million in 2004. The identifiable assets of acquisitions are capitalized separately, and at year-end 2005, this totaled € 8.3 million. This generally relates to the value of the yet to be realized profit in the backlog of the acquired companies.

Shareholders’ equity rose by € 39.8 million to € 176.2 million at year-end 2005 as follows:

(In Millions of Euros)	Effect
Net income for 2005	€33.4
Dividend payment for 2004	(9.7)
Currency exchange rate differences	10.0
Exercising of options	2.6
Temporary purchase of shares to cover option plan obligations	(6.6)
Additional paid-in capital by Stichting Lovirklaan for pensions	6.5
Option costs(1)	0.6
Fiscal effects related to option plans	3.0
€39.8

(1) For more information on option costs, please refer to Note 15 in our Consolidated Financial Statements.

Concerning our balance sheet ratios, solvency calculated as shareholders’ equity, amounting to € 176.2 million and minority interest amounting to € 11.9 million as a percentage of total assets amounting to € 650.1 at year-end 2005 was 28.9%, compared to 32.9% at year-end 2004. Return on average capital invested (shareholders’ equity plus net interest bearing debt) was 20.6%, compared to 17.2% in 2004.

Capital Expenditures

 Investments in tangible fixed assets, excluding acquisitions, were € 14.9 million compared to € 11.8 million in 2004, equivalent to the level of depreciation. The investments primarily relate to communications and computer equipment. The expansion of the company through acquisitions required considerable investment for a total amount of € 121.3 million. Net of cash this was € 101.8 million, including € 26.8 million that constitutes a withholding for a possible performance-based after payment to former AYH shareholders and the retention of part of the purchase price of BBL to cover possible BBL warranties. Goodwill amounted to € 61.3 million, while the value of identifiable intangible assets was € 11.5 million. In addition, € 5.9 million was invested in non-consolidated companies and other financial fixed assets compared to € 2.5 million in 2004. Divestments of consolidated companies yielded € 15 million or € 8.5 million after taxes, compared to after tax yields of € 8.0 million in 2004, Of this amount in 2005, € 2.5 million represents book gains.

C. Research and development, patents and licenses etc

We have spent approximately 1% of our consolidated gross revenue on research and development projects during each of the last three fiscal years. We expect that, consistent with past experience, most of our technological advances will be made in response to specific needs and opportunities. We have benefited from our understanding of soil and water dynamics and from technological and knowledge advances realized in connection with specific analysis, planning, development, construction and treatment projects that it has conducted for its clients.

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

D. Trend information.

We reported strong results for the first quarter of 2006. Gross revenues rose 29% to € 287 million. Excluding currency effects, the increase was 24%. At 9%, organic growth was well above the company’s target of 5%. Net income from operations increased 60% to € 9.4 million, as a result of activity growth, further profit improvement in the Netherlands and good results in from companies acquired last year. The margin (operating income excluding amortization of intangibles (or EBITA) as a percentage of net revenue) increased to 7.9% compared to 6.4% in the same period last year.

We believe our organic growth is the result of continued favorable developments in the environmental market, the increase of services for private sector clients in the facilities market and the continuing recovery of the Dutch infrastructure market.

Key financial measures

	First quarter
(Amounts in millions of Euros unless otherwise stated)	2006	2005	% Change
Gross revenue	287	223	29%
Operating income excluding amortization of intangibles (or EBITA)(1)	16.1	10.4	55%
Net income	7.7	5.5	39%
Net income per share(2)	0.38	0.27	39%
Net income from operations(3)	9.4	5.9	60%
Net income from operations per share(2)(3)	0.47	0.29	60%

(1)          Operating income excluding amortization of identifiable intangible assets is calculated as follows;

	2006	2005
Operating income as reported	14.6	10.0
Amortization identifiable intangible assets	1.5	0.4
Operating income excluding amortization identifiable intangible assets	16.1	10.4

(2)             Based on 20.2 million shares outstanding in 2006 compared to 20.3 million in 2005.

(3)          Net income from operations is calculated as follows:

	2006	2005
Net income	7.7	5.5
Effects of financial instruments	0.7	—
Non-recurring income net of tax	—	0.1
Amortization	1.0	0.3
Net income from operations	9.4	5.9

Analysis

Of the 29% growth in gross revenue, 5% resulted from currency effects, caused by the higher exchange rates of the U.S. dollar and Brazilian real. Acquisitions and divestments on balance contributed 15%. Organic growth of 9% in part resulted from improved market conditions in the Netherlands, where activities grew in all service areas and the Netherlands experienced more than 10% growth. In addition, the United States, Brazil, Belgium and France contributed substantially to organic growth. In Poland, order intake was high, but government procedures related to the permits for construction projects caused delays in the start-up of projects.

Operating income excluding amortization identifiable intangible assets (or EBITA) rose 55%. Acquisitions and divestments on balance contributed 35%, while the currency effect was 7% positive. The organic increase was 13%, resulting from increased activity levels combined with margin improvement. Market recovery triggered improved profitability in the Netherlands.

Financing charges were impacted negatively by € 0.9 million related to financial instruments for hedging currency and interest risks. The resulting effect on net income was an increase of € 0.7 million. Excluding this effect and before amortization, net income from operations increased 60%. This is more than the increase in EBITA, primarily driven by the higher contribution of non-consolidated participations for energy projects in Brazil.

Developments by service area

The figures mentioned below relate to gross revenue developments, and discuss the comparison between the first three months of 2006 and the same period last year.

•                  Infrastructure

Gross revenue decreased slightly due to earlier divestments. The currency effect was 5% positive. Organic gross revenue growth was more than 5% and came from almost all countries. The strongest growth was achieved in Brazil. In the United States growth continued at a good level. Although the pace of growth in the market for land development slowed somewhat, the market for roads and tunnels is expanding. In the Netherlands, recovery in the municipal market and improvement of rail infrastructure yielded healthy organic growth.

•                  Environment

Gross revenue in this service area doubled, mainly through the acquisitions of BBL and Greystone. The currency effect was 7% positive. Organic growth was 12%, thanks to continued growth in traditional consulting work and increasing services on GRiP® projects in the U.S. with a high relative amount of subcontracting. Synergy with BBL and Greystone through exchange of specialty expertise and client relationships resulted in additional contracts. In South America, investments in mining increased the demand for environmental consultancy. In Europe, growth was mainly achieved in the Netherlands and the United Kingdom.

•                  Facilities

Gross revenue rose by more than 25%, mainly through the acquisition of the U.K.-based project management firm AYH. The currency effect was 2% positive. Organic growth was well over 10%, mainly as a result of the facility management contract with DSM and Sabic. Private sector investments resulted in growth in Belgium, France and Brazil. Because of continued poor results, the detailed engineering activities in Germany were sold.

Outlook

The recovery of the Dutch infrastructure market is expected to continue. The growing economy also creates additional room for infrastructure investments in other European countries. In the United States the federal program SAFETEA is having a positive impact on the market, while in Brazil investments from the government and the private sector are creating a lot of work. In the environmental market, GRiP® and the expansion of services for private sector companies, partly as a result of synergy with BBL, are providing an excellent basis for further growth. In the facilities service area, growth should mainly come from expansion of management services as a result of outsourcing by companies, as well as providing project management services for international real estate investors.

After the first quarter, we announced that Biógas, a partnership in which ARCADIS Logos has a 33.3% stake, has sold one million carbon credits from the Biógas installation on the Bandeirantes landfill near São Paulo. These credits will be supplied in 2006 and 2007, at a price to be based on the futures price per year-end 2007. Over the period up to and including 2012, Biógas expects to have a total yield of four million carbon credits, based on current projections. Our share in the profits will amount to 16.7%.

We expect to incur out of pocket expenses in 2006 of € 3 to 4 million in connection with Sarbanes-Oxley compliance and in connection with the integration of BBL.

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

The following table sets forth, as of December 31, 2005, our commitments and contractual obligations for the following five years and thereafter. The long-term debt obligations are our cash debt service obligations. Operating lease obligations are the future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2005.

		Payments due by period
Contractual obligations	Total	Less than 1 year		1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt obligations, including interest (subordinated loans)	701	206		257	230	8
Operating lease obligations	142,630	34,403		49,492	44,500	14,235
Capital (finance) lease obligations	1,168	606		562	—	—
Purchase obligations	34,653	6,887		8,270	—	19,496
Pension plan obligations	113,224	26,162		30,267	37,257	19,538
Other long-term liabilities reflected under IFRS	98,532	92,198	(1)	4,219	1,610	505
Total	390,908	160,462		93,067	83,597	53,782

(1) Refers to a bridge loan related to the acquisition of BBL, which was refinanced with long-term debt in the beginning of 2006.

In the table above, for purposes of estimating the amount of future funding of our pension plan obligations, we have assumed (1) an annual growth in the salary-level of 2.5%, (2) a fixed level of the total pension premium of 18.3% on total salaries, and (3) a gradual increase in the total staff covered by the pension fund, to 2,500 in 2011 from 1,723 in 2006. The Total amount covers the period through December 31, 2011. The pension plan obligation in the “More than 5 years” column is the obligation for 2011 only. We believe that cash generated from operations, together with our existing financing arrangements will be sufficient to meet our working capital and capital expenditure requirements for 2005.

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

Supervisory Board

The following table presents information about our Supervisory Board members following our Annual General Meeting of Shareholders, which was held on May 17, 2006:

Name	Year of Birth	Years Served In Office	Year Term Expires	Position
Rijnhard W.F. van Tets(a), (b)	1947	4	2010	Chairman
Carlos Espinosa de los Monteros(b)	1944	8	2010	Vice-Chairman
Thomas M. Cohn(a)	1942	2	2008	Member
George R. Nethercutt, Jr.(a)	1944	1	2009	Member
Jan Peelen(b)	1940	6	2008	Member
Gerrit Ybema(b)	1945	3	2007	Member

(a)             Member of the Audit Committee

(b)            Member of the Selection and Remuneration Committee

Jhr. Drs. Rijnhard W.F. van Tets, age 59, was appointed to our Supervisory Board in 2002, and currently serves as our Chairman. He also serves as a member of our Supervisory Board’s Audit Committee, and chairman of the Selection and Remuneration Committee. Currently, Mr. van Tets serves as an advisor to the Executive Board of ABN AMRO Bank, after serving as a member of the Executive Board from 1988 until 2001. He also served in a variety of positions while at ABN AMRO Bank, including: Chairman of the Investment Banking Division from 1990 to 2001, Senior Executive Vice President from 1986 to 1988, and Executive Vice President of the Corporate Banking Division from 1983 to 1986. From 1977 until 1983, Mr. van Tets served as Vice President of Corporate Finance with First Boston Corporation. He currently serves as a non-executive board member of the following entities: Euronext Amsterdam N.V., Equity Trust SARL, International Flavors & Fragrances I.F.F. (the Netherlands) Holding B.V., Wegener N.V., and Investment Committee Pension Fund Building Industry. Mr. van Tets earned a Masters in Law and Business Administration from the University of Leiden.

Mr. Carlos Espinosa de los Monteros, age 62, was appointed to our Supervisory Board in 1998. He also serves as a member of our Supervisory Board’s Selection and Remuneration Committee. Mr. Espinosa currently serves as Chairman and Chief Executive Officer of Mercedes Benz Espana S.A. and Daimler Chrysler Espana Holding. He served as President of IBERIA S.A. from 1983 until 1985. From 1979 until 1983, Mr. Espinosa served President of the National Institute for Industry (INI) in Spain. Mr. Espinosa currently serves as a non-executive board member of Acciona S.A., Inditex S.A. (Zara) and Gonzalez Byass S.A.

Mr. Thomas M. Cohn, age 63, was appointed to our Supervisory Board in 2004. He also serves as chairman of our Supervisory Board’s Audit Committee. From 1994 until 2003, Mr. Cohn served as Chairman of the Executive Board of Siemens Nederland N.V. and Chief Executive Officer of the Siemens Group in the Netherlands. Mr. Cohn retired from the Siemens Nederland NV Executive Board in 2003. From 1987 until 1994, Mr. Cohn was the Chief Financial Officer and an Executive Board member of Siemens Nederland N.V. From 1967 until 1987, he held various positions, such as director of Economic Affairs, with Siemens Belgium. He started his career in 1964 with Siemens AG in Germany. Mr. Cohn also serves as a non-executive board member of the following entities:

Getronics Holdings B.V., Corus Nederland B.V., KEMA NV, Advisory Board Fortis Bank Rotterdam, Recontec B.V., Tecosa (Spain), Pereira Van Vliet & Partners (Chairman), Monitoring Board University of Technology Delft, Advisory Board  of Comsec Consulting group, Advisory board Oracle Nederland B.V., and Foundation Techniques and Marketing-STEM.

Mr. George R. Nethercutt, Jr., age 61, was appointed to our Supervisory Board by the General Meeting of shareholders held on May 11, 2005. Mr. Nethercutt also serves as a member of our Audit Committee. He currently serves as a member of the Board of Directors of Hecla Mining Company, The Washington Policy Center and Isothermal Systems Research. From 1994 until January 2005, Mr. Nethercutt served as a member of the United States House of Representatives. He served on the Appropriations Committee and the Defense, Interior and Agriculture Subcommittees. From 1977 to 1994, Mr. Nethercutt practiced law in the private sector, focusing on corporate, estate and probate and adoption law.

Drs. Jan Peelen, age 66, was appointed to our Supervisory Board in 2000. He also serves as a member of our Supervisory Board’s Selection and Remuneration Committee. Mr. Peelen retired from employment with the Unilever group of companies in 2000. From 1987 until 2000, Mr. Peelen was a member of the Executive Board of Unilever N.V. and Unilever PLC, from 1996 till 2000 he also served as a member of the Executive Committee of Unilever, as the director of Human Resources. Mr. Peelen has served in several international management positions within Unilever or its subsidiaries since 1966. Mr. Peelen also serves as a non-executive board member of the following entities: Albron B.V., Royal Friesland Foods N.V., Buhrmann N.V., VVAA Group B.V. (Chairman), and National Regie-Orgaan Genomics.

Drs. Gerrit Ybema, age 60, was appointed to our Supervisory Board in 2003. He also serves as a member of our Supervisory Board’s Selection and Remuneration Committee. From 1998 until 2002, Mr. Ybema served as the Secretary of State for Economic Affairs in the Netherlands. He has served in a variety of governmental positions at the local and state level from 1989 until 1998, including positions with the city of Enschede and the province of Friesland. He currently serves as a non-executive board member of the following entities: Monitoring Board Zorggroep Noorderbreedte, ROC Friese Poort, Consultative Organ Frisian Language and Culture, Fair Wear Foundation, and Foundation Frisian Harbour Days. Mr. Ybema earned an economics degree, with a specialization in economic relations from Rijksuniversiteit Groningen.

Executive Board

The following table presents information about our current Executive Board members:

Name	Year of Birth	Years Served In Office	Position
Harrie L.J. Noy	1951	11	Chairman
C. Michiel Jaski	1959	5	Member
Friedrich Schneider	1962	—	Member
Ben A. van der Klift	1959	—	Member

Harrie L.J. Noy, age 55, was appointed to our Executive Board in 1994. He currently serves as Chairman of our Executive Board and has held this position since 2000. Prior to joining our Executive Board, Mr. Noy served as Managing Director of Heidemij Advies B.V. from 1990 until 1994. He joined the company in 1975. Mr. Noy also serves as a non-executive board member of the following entities: Foundation Habiforum, Foundation PSIB, Advisory Board Euronext, VEUO (The Dutch Association of Listed Companies), Foundation Management Studies (SMS), VNO-NCW, High Level Group European Construction and Technology Platform, Supervisory Board University of Arnhem-Nijmegen, Supervisory Board NV Dutch Gas Transport Services BV and Supervisory Board Foundation Vilente.

C. Michiel Jaski, age 47, was appointed to our Executive Board in 2000. Prior to joining us, he served in a variety of positions at Polyesters Plastics Packaging Shell Chemicals Ltd., including: Global Vice President from 1999 to 2000, Global Marketing & Sales Director from 1998 to 1999, Business Unit Manager Europa Shell Chemicals Ltd. from 1992 to 1998, Sales Manager Benelux Shell Nederland Chemie from 1990 to 1992, and Product Manager Shell Nederland Chemie from 1988 to 1990. From 1986 until 1987, Mr. Jaski served as the Project

Manager of Information Technology Philips UK and Philips Belgium. Mr. Jaski also serves as a non-executive board member of the following entities: Vice-Chairman of the Foundation Delta (primary education), the Netherlands Committee IUCN (The World Conservation Union), Dutch-German Chamber of Commerce, Foundation Toekomstbeeld der Techniek and University Fund Delft.

Friedrich Schneider, age 44, was appointed to our Executive Board in May 2006. He will serve as a member of our Executive Board with responsibilities for operations in South America and Asia and also for strengthening the infrastructure business of the company. He will also serve as a member of the ARCADIS N.V. Priority Foundation. Prior to joining us, Mr. Schneider served on the Executive Board of Rheinhold & Mahla AG, an industrial services company, in Munich from 2004 to 2005 and was responsible for the Western Europe and Technologies Divisions. From 2001 until 2004, Mr. Schneider served as a managing director of Bilfinger Berger AG, first in the International Division (2001-2002) and then in the Civil Division (2002-2004). Mr. Schneider has also served in various capacities at Bentec GMBH Drilling and Oilfield Systems (1999-2001), Preussag AG 1996-1999), Preussag International GMBH (1993-1996), Metallgesellschaft Services (1990-1993). Mr. Schneider received a Masters of Art (Economics) at the State University of New York in Albany and a PhD in Economics from the European University Institute, Florence.

Ben A. van der Klift, age 46, was appointed to our Executive Board in May 2006. He will serve as a member of our Executive Board and will serve as Chief Financial Officer. Mr. Van der Klift joined us in January 2005 as Corporate Director Finance. Prior to joining us, he served as Financial Director of PRC Bouwcentrum BV in Bodegraven from 1997-2005. From 1991-1997, Mr. Van der Klift served as Controller of DHV Milieu en Infrastructuur and DHV AIB. He began his career at De Rotterdamsche Droogdok Maatschappij in Rotterdam (1987-1991). Mr. Van der Klift received a degree in Social Geography at the University in Utrecht (1981-1984), a Master of Business Administration at the Erasmus University in Rotterdam (1984-1988) and he took courses for corporate controllers at ‘Vrije Universiteit Amsterdam’ (1989-1994).

Corporate Directors

The following table presents information about our current Corporate Directors:

Name	Year of Birth	Years Served In Office	Position
Hans van Dord	1944	5	Corporate Director of Business Development
Wim G.M. Rupert	1945	12	Corporate Director of Human Resources
Craig E. Eisen	1951	4	Corporate Director of Mergers and Acquisitions

Hans van Dord, age 61, was appointed Corporate Director of Business Development in 2000. Prior to that appointment he has served in various senior management positions in different ARCADIS operating companies. Mr. Van Dord has been with our company since 1985. Prior to joining us, Mr. Van Dord worked on urban and rural planning and design projects on behalf of the Dutch government from 1972 to 1985.

Wim G.M. Rupert, age 60, was appointed as Corporate Director of Human Resources in 1994. In 1987 Mr. Rupert joined us in the function of Training Manager. Prior to joining us, he held several positions in public education in the Netherlands.

Craig E. Eisen, age 54, was appointed as Corporate Director of Mergers and Acquisitions in 2002. Prior to joining us, he held the position of Vice President Corporate Programs and was a member of the Executive Board of Tetra Tech, Inc. from 1994 to 2002. From 1981 to 1996, Mr. Eisen also served in a number of positions at Hydro-Search Inc., including as President from 1991 to 1997, as Vice President of Operations from 1988 to 1991 and as a member of the Board of Directors from 1988 to 1994. Prior professional positions include Principal Hydrogeologist at the Water Resources Research Institute, University of Wyoming from 1979 to 1981 and Hydrogeologist/Resident Engineer for the U.S. Agency for International Development—Kenya from 1978 to 1979.

Senior Management Committee

The following table presents information about our current Senior Management Committee members:

Name	Year of Birth	Years Served In Office	Position
Steven B. Blake	1956	2.5	CEO ARCADIS G&M
Javier Hurtado	1955	2	CEO ARCADIS Geotecnica
Douwe J. Kras	1948	2	Managing Director ARCADIS Nederland
Yann Leblais	1952	6	CEO ARCADIS FCI
Antonio J.O. Rocha	1941	7	CEO ARCADIS Logos
Kees T. Slingerland	1960	4	Managing Director ARCADIS Nederland
Ludo Smans	1947	10	Managing Director ARCADIS Belgium
Marek Adamek	1960	2	Managing Director ARCADIS Polska
Leo van der Kemp	1956	2.5	Managing Director PRC
Peter J. Vince	1958	1	Managing Director of AYH;
Robert K. Goldman	1957	5	CEO Blasland, Bouck & Lee, Inc.
Ulrich Behr	1952	1	CEO ARCADIS Deutschland GmbH

Steven B. Blake, age 49, was appointed to our Senior Management Committee in 1995. From 1999 until 2003, Mr. Blake served as a member of our Executive Board, from which he stepped down in November 2003 on his own request. Since that date he serves (again) as the Chief Executive Officer of ARCADIS G&M, Inc. He has served in a number of positions at Geraghty & Miller, including: President from 1994 to 1996, Vice President Programs & Strategic Operations from 1991 to 1994, and Director of Hydrocarbon Services Division from 1989 to 1991. Following our acquisition of Geraghty & Miller in 1994, Mr. Blake served as Chief Executive Officer of

ARCADIS Geraghty & Miller, Inc., from 1996 until 1999. Mr. Blake also serves as a non-executive board member of the following entities: Construction Industry Roundtable, the U.S. National Water Well Association and the Federal Relations Committee (CIRT).

Javier Hurtado, age 50, industrial engineer, was appointed as Chief Executive Officer of ARCADIS Geotécnica in February 2004. Prior to joining ARCADIS he acted as Chief Executive Officer in companies from different fields of activity such as real estate, developing and managing private schools in Chile (2002-2003), developing and managing hotels and tour agencies in Croatia (2000-2002), ports (Ventanas—Chile), airports (Santiago International Airport) (1993-2000), mining companies (Cominor and ENAMI) (1992-1993), insurance (Les Mutuelles du Mans Assurance—Chile)(1989-1992). Mr. Hurtado has been member of the board of directors in a variety of companies in a broad range of businesses. He has also served as an advisor for the chamber of industries, chamber of construction and other think tanks in environmental issues, and currently holds the position of President of the Environmental Committee in the Chilean chamber of construction.

Douwe J. Kras, age 57, joined the company as a member of the Board of ARCADIS Nederland B.V. in May 2004, and he has been appointed Chairman of the Board of ARCADIS Nederland B.V. effective as of July 2004. Until 2004, Mr Kras was CEO of PRC B.V., a consultancy firm that we acquired in 2003 and that specializes in project management. He worked with PRC B.V. for 25 years. Mr Kras is member of several Supervisory Boards in the fields of Health Care, Social Housing and Culture.

Yann Leblais, age 53, was appointed to our senior Management Committee in 2002. He currently serves as CEO in ARCADIS FCI and has held his position since 2000. He also serves as CEO of ARCADIS ESG (former EEG SIMECSOL before we acquired it in 2002) and has held his position from 1995. He joined SIMECSOL in 1979 and served in a number of positions, including: Executive Vice President from 1990 to 1995 and Head of the Geotechnical & Civil Division from 1985 to 1990. Yann Leblais is currently Chairman of the Board of SYNTEC INGENIERIE, the French Consulting Association, and also serves in key positions in both French and International Tunneling Associations.

Antonio João Oliveira Rocha, age 65, was appointed to the Senior Management Committee in 2000. He currently serves as Chief Executive Officer of Logos Engenharia S.A., our leading Brazilian company, and has held this position since 1999. Prior to becoming Logos’ CEO, from 1987 to 1999 Mr. Rocha served as Technical Director, and from 1977 to 1986 he served as Project Manager at Logos. From 1986 to 1987 he worked as deputy secretary in the Planning Secretariat of São Paulo State Government. Before joining Logos he worked at São Paulo Metro Company and Rhodia, Brazilian subsidiary of French Rhône Poulenc. Mr. Rocha worked at two Brazilian universities from 1966 until 1972.

Kees T. Slingerland, age 46, was appointed to our Senior Management Committee in 2000. At that time, he joined us as managing director of ARCADIS Heidemij Advies B.V.; from 2002 on he has been the managing director of ARCADIS Netherlands B.V.. Before he joined us, Mr. Slingerland worked for the Dutch Ministry of Agriculture, from 1985 to 1989, for the NEHEM Consulting Group in Hertogenbosch and in Budapest as director international development from 1989 to 1995 and as managing director for the Flower Auction in Bleiswijk from 1995 to 2000. Mr. Slingerland also serves as a non-executive board member of CUR (Civil Centre for Engineering, Research and Codes) and of NOVIB Oxfam Netherlands (international developing aid) and as member of the advisory board Rural Developments of the Innovation Network Rural Areas and Agricultural Systems.

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

Marek Adamek, age 46, was appointed the Managing Director of ARCADIS Polska in 2005. From 1991 to 2004, he served as the Chief Executive Officer of Ekokonrem, an environmental company which he established and was acquired by the Heidemij Group in 1994. Prior to 1991, Mr. Adamek worked in a geological state-on company, as hydrogeologist and Project Manager.

Leo van der Kemp, age 50, was appointed the managing director of PRC in 2004, He has a background in public services. From 1985 to 1992 he was involved in the housing of Dutch Universities, University Hospitals and other educational facilities. Until 1995 he was responsible for decentralization-operations of the Dutch ministry of Education and Science. From 1995 until 2004 he was director of the division Projectmanagement and Consultancy of PRC B.V.

Peter J. Vince, age 48, was appointed to the Senior Management Committee of ARCADIS in 2006. Mr. Vince is Managing Director of AYH plc, a cost and project management consultancy business that was acquired by ARCADIS in June 2005. Mr Vince joined AYH in 1994 and has been a director since 1999 taking over the role of managing director in 2003. Prior to AYH, Mr. Vince has undertaken employment in both consultancy and contracting organizations spanning to date a 30 year career in the construction and property industry.

Robert K. Goldman, age 48, was appointed to the Senior Management Committee in 2006, when he joined the company with the acquisition of Blasland, Bouck & Lee, Inc. (BBL). Mr. Goldman currently serves as CEO and Chairman of the Board of BBL. Mr. Goldman joined BBL in 1984, and held positions of increasing responsibility at the firm until the firms acquisition by ARCADIS in 2005. Mr. Goldman is also active in a leadership role in several community organizations in New York State.

Ulrich Behr, age 53, was appointed CEO of ARCADIS Germany in November 2005. Ulrich Behr is an engineer who worked as board member of HL-Technik AG, Germany’s largest engineering practice for building services until 1998. From then until 2002 he was the managing director of Josef Gartner GmbH, Germany’s number one curtain wall contractor. During this time he merged the company with Permasteelisa spa, the world’s largest façade contractor, which is listed at the Milano stock exchange. From 2003 unto October 2005 he was the CEO of Bug-Alutechnic GmbH, Austria’s most prominent façade contractor. Ulrich Behr is also lecturing at different universities in Germany.

B. Compensation.

Description of Compensation

The aggregate compensation, including directors’ fees and bonuses, paid or accrued to all of the members of our Supervisory Board and Executive Board as a group (12 persons) during the fiscal year ended December 31, 2005, was €1.4 million. The aggregate amount set aside or accrued to provide pension, retirement and similar benefits for all of the members of our Supervisory Board and Executive Board as a group during the fiscal year ended December 31, 2005, was €0.1 million. Please see Item 6.E for a description of our various stock option plans and details of the options granted under those plans.

Supervisory Board Members

Compensation for members of our Supervisory Board is determined by the General Meeting of Shareholders. For 2005, each of our Supervisory Board members was paid a base rate of compensation equal to € 25,000, while the Chairman’s compensation was €37,500. In addition, the members of the Supervisory Board receive annual compensation for expenses, which for the Chairman is €3,000, for Dutch members is € 2,000, for the Spanish member is € 10,000 and for the U.S. member is $15,000 per year. Supervisory Board members who serve on our Audit Committee and our Selection and Remuneration Committee will be paid annually € 5,000 per committee. Our Supervisory Board members are not eligible to receive options.

The following table details the amount of compensation paid to each of our Supervisory Board members in 2005.

Name	Compensation
(in thousands)
Rijnhard W.F. van Tets	€50
Ross A. Webber*	30
Thomas M. Cohn	30
Carlos Espinosa de los Monteros	30
George R. Nethercutt**	13
Jan Peelen	30
Gerrit Ybema	33

*                    Mr. Webber stepped down on May 17, 2006.

**             Mr. Nethercutt took office on May 11, 2005.

Executive Board

The compensation of members of our Executive Board is determined by the Supervisory Board based on recommendations of our Selection and Remuneration Committee. Our policy is to compensate our senior executives at market rates while considering our size and characteristics. The goal of our compensation scheme is to provide our Executive Board members with short-term and long-term incentives, so that their interests are aligned with those of our shareholders. In the fall of 2004, we engaged an external consultant to make recommendations regarding our remuneration policy in light of the demands imposed by the Dutch Corporate Governance Code. Our new remuneration policy was presented to and approved by our shareholders at the General Meeting of Shareholders on May 11, 2005. For 2005, our compensation packages include the following components:

•       Fixed salaries. The fixed portion of the overall compensation package is adjusted annually by the Supervisory Board based on recommendations from the Selection and Remuneration Committee. In 2005, the fixed portion paid to our Executive Board members was increased by 5%, which includes an annual adjustment based on general market trends and company-specific factors.

•       Short term flexible remuneration. Under our policy adopted in 2005, the annual short-term variable bonuses are linked to the achievement of certain financial and non-financial goals. The short-term variable bonus can very from 0% - 60% of the executives fixed salary. The financial and non-financial goals are set annually by the Supervisory Board. It is expected that financial goals will determine 75% of the bonus and 25% will be determined by non-financial goals.

•       Long-term flexible remuneration. The long-term variable remuneration consists of performance-related rights to acquire ARCADIS shares, such as options, appreciation rights and restricted stock. Each member of our Executive Board will receive, on an annual basis, 15,000 options and 7,000 shares of restricted stock. Additionally, the chairman of the Executive Board will receive an additional 10,000 options and 3,000 shares of restricted stock. Options and restricted stock are granted on a conditional basis and vest depending on the achievement of certain performance measures. Members of our Executive Board are granted options by the Supervisory Board based on the recommendations of the Selection and Remuneration Committee.

•       Compensations and other fringe benefits. Members of our Executive Board receive reimbursement for expenses and other fringe benefits customary in the industry, such as a company car.

•       Pensions. As of January 1, 2004, our pension plan was changed to a defined contribution plan. The premium paid by members of our Executive Board is based on the goal to achieve a target payment equal to what would have been received under our pension plan.

The following table details the amount of compensation paid to each of our Executive Board members in 2005.

Name	Fixed Salary*	Bonus*	Pension Premium*	Options Granted**	Performance Shares**
Harrie L.J. Noy	€339	€175	€79	25,000	10,000
C. Michiel Jaski	€254	€130	€30	15,000	7,000

*                    in thousands

**             in shares

C. Board practices.

                The length of each director’s and officer’s term in office, if applicable, is described above in Section A. Consistent with the Dutch Code on Corporate Governance, the new members of the Executive Board, Messrs. Schneider and Van der Klift, will be appointed for a maximum period of four years and may be re-appointed for a term of not more than four years. Also consistent with the Code, the maximum remuneration payable to a new Executive Board member in the event of dismissal is equal to one year’s salary. All our other directors and officers have employment contracts that have unlimited duration. The employment agreements with our Executive Board members Noy and Jaski provide not for for benefits or other compensation upon the termination of employment.

Audit Committee

Our Supervisory Board Audit Committee is responsible for reviewing and monitoring our financial statements and internal accounting procedures, approving the scope and terms of audit services to be provided by our independent auditor and monitoring the services provided by our independent auditor. Our Audit Committee reviews all periodic financial reports and conducts separate meetings with management, and the independent auditors to review the accuracy of such reports. Our Supervisory Board adopted our Audit Committee Charter and established the Audit Committee in November 2002, and our Audit Committee held its first meeting in January 2003. Our Audit Committee oversaw the implementation of IFRS in fiscal 2005.

For the year ended December 31, 2005, Mr. Cohn, Mr. van Tets, and Mr. Webber served as members of the Audit Committee, and each member qualified as an independent member of the Audit Committee as defined by the Nasdaq National Market and the U.S. Securities and Exchange Commission. Mr. Cohn served as the Chairman of the Audit Committee during 2005 and will continue to serve as Chairman during 2006. Our Audit Committee has one member, Mr. van Tets, who qualifies as an “audit committee financial expert” as defined by the U.S. Securities and Exchange Commission. Beginning May 17, 2006, the Supervisory Board’s Integrity Committee has been integrated into the ARCADIS Audit Committee. Also from that date, Mr. Nethercutt joined the ARCADIS Audit Committee while Mr. Webber stepped down.

Selection and Remuneration Committee

Our Supervisory Board Selection and Remuneration Committee is charged with selecting and nominating candidates for appointment to the Supervisory Board and the Executive Board. In addition, this committee advises the Supervisory Board on the following matters: the size and composition of our Supervisory Board, compensation of the members of our Executive Board and our Senior Management Committee, our option plan policy, and the award of options and shares under existing share option plans.

For the year ended December 31, 2005, Mr. van Tets, Mr. Espinosa, Mr. Peelen, and Mr. Ybema served as members of the Selection and Remuneration Committee, and Mr. van Tets serves as Chairman.

D. Employees.

As of December 31, 2005, we had 9,143 employees, compared to 9,638 at the end of December 31, 2004. For 2005, the average number of employees was 9,208, compared to 9,419 in 2004.

As of December 31, 2005, the geographic breakdown of our employees was as follows:

Region	2005	2004	2003
Netherlands	2,389	2,346	2,774
Other European countries	2,751	4,000	3,446
United States	3,098	2,222	2,022
Rest of World	905	1,070	1,035

These numbers represent employees who are on the ARCADIS payroll. Including temporary and other staff, capacity at year-end 2005 totaled 10,101 employees compared to 10,474 in 2004. The decline in the number of employees was mainly the result of the sale of the 50% interest in Grupo EP in Spain with more than 1,700 employees. Because 52% of the Grupo E.P. staff had a temporary contract, in 2005, the percentage of our employees with a temporary contract decreased from 18% on January 1, 2005 to 6% on December 31, 2005.

A small minority of our employees are members of a union. The relationship between management and the labor unions is good.

E. Share ownership.

Capital Stock

The following table discloses, as of December 31, 2005, interests held in our share capital by members of our Supervisory Board and our Executive Board:

Name	Number of Shares(1)	Percentage of Outstanding Capital
Rijnhard W.F. van Tets	—	—
Ross A. Webber	1,130	*
Th. M. (Thomas) Cohn	—	—
Carlos Espinosa de los Monteros	—	—
J. (Jan) Peelen	—	—
Gerrit Ybema	—	—
George R. Nethercutt	—	—
Harrie L.J. Noy	34,122	*
C. Michiel Jaski	1,719	*

*                    Less than 1%

The members of our management hold our common shares and have no greater rights than those provided to non-management holders of our shares.

Stock Options

The following table discloses, as of December 31, 2005, stock options held by members of our Executive Board:

Name	Option Plan*	Grant Year	Number Granted		Exercise Price	2005 Exercises	Number Outstanding	Expiration Date
Harrie L.J. Noy	2001	2001	30,000		€9.20	—	10,000	05-22-2011
		2002	15,000		€10.79	—	15,000	05-15-2012
		2003	17,500		€8.93	—	17.000	05-13-2013
	2005	2005	25,000	*	€17.94	—	25,000	05-10-2015

C. Michiel Jaski	2001	2001	17,500		€9.20	17,500	—	05-22-2011
		2002	10,000		€10.79	—	10,000	05-15-2012
		2003	14,000		€8.93	—	14,000	05-13-2013
	2005	2005	15,000	*	€17.94	—	15,000	05-10-2015

____________________

*                    The number shown as granted is based on granting 100% of the potential number the Executive Board member is eligible for under his employment arrangement.

The members of our Supervisory Board held no stock options as of December 31, 2005.

A description of our various stock option plans can be found in Note 13 of our Consolidated Financial Statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders.

Common Shares

We are not directly or indirectly owned or controlled by another corporation or a governmental entity. The total number of outstanding common shares as of March 31, 2006 is 20,285,820. Of our total number of outstanding shares, 1,340,950 are traded on the Nasdaq National Market. The number of record holders in the United States as of March 31, 2006, is 112.

The following table lists any person/entity who has notified us that he is the owner of more than five percent of our outstanding common shares as of March 31, 2006. These shareholders do not receive any preferential voting rights.

Identity of Person or Group	Percent of Class
Delta Deelnemingen Fonds	5.4%
Fortis N.V.	6.0
Koninklijke Nederlandsche Heidemaatschappij(a)	6.2
Lovinklaan Foundation(b)	21.3
Members of our Executive Board, Supervisory Board and other Executive Officers(c)	*

*                    Less than 1%.

(a)             Koninklijke Nederlandsche Heidemaatschappij (KNHM), established in 1888 and the initial predesessor of ARCADIS N.V., is an independent non-profit association dedicated to environmental awareness and education. KNHM is governed by a board of trustees composed of 12 members. ARCADIS N.V. has the right to nominate one board member.

(b)            The Lovinklaan Foundation currently has five directors. The directors are elected by and from our Dutch staff members. None of the directors are members of our Supervisory Board or Executive Board. The Lovinklaan Foundation has agreed not to dispose of or pledge 4,000,000 shares of our common shares that it holds without the prior approval of the holder of the ARCADIS Priority Shares (the ARCADIS N.V. Priority Foundation). Lovinklaan Foundation funds the ARCADIS N.V. 2002 Employee Stock Purchase Plan, which is currently operational in the Netherlands, Belgium, Germany, France and the United States. In 2006 the ARCADIS N.V. 2002 Employee Stock Purchase Plan will also be introduced to employees in our UK subsidiaries.

(c)             Certain members of our Supervisory Board, Executive Board, our Corporate Directors and Senior Management Committee own our common shares. The number of shares listed only reflects those shares owned directly.

In 2001, Delta Deelnemingen Fonds reported it had acquired 5.17% of our shares. In 2002, KNHM brought down its ownership from 11.1% to 6.2% in pursuit of portfolio diversification. In 2002, Fortis N.V. reduced its holdings in ARCADIS from 9.89% to 6.6% at year-end, as its larger position was the result of a merger with another fund. In 2003, Smoorenburg B.V. reported that it had acquired a 5.08% position in our outstanding stock, but it reduced its holdings to 3.1% in 2005. In 2004, First Eagle Funds reported that it had acquired a 10.2% position in our outstanding stock, but during 2005 it reduced its holdings in ARCADIS to 4.9%, while the Lovinklaan Foundation reported that it had reduced its position to 21.3% from our outstanding stock.

Priority Shares

All 200 of our priority shares are owned by the ARCADIS N.V. Priority Foundation, which has 20 directors. To take action, the affirmative vote of 12 of the directors is required. Seven of the directors are members of our Supervisory Board, three are members of our Executive Board, and ten are ARCADIS employees who have been elected to serve as directors of the Bellevue Foundation (a foundation representing our international staff members). ARCADIS N.V. Priority Foundation has committed not to dispose of the priority shares except in the event of dissolution, which is an event that must be approved by the directors.

Cumulative Preferred Shares

In 1995 the ARCADIS N.V. Preferred Stock Foundation was established. The foundation has as its objective the protection and promotion of the interests of ARCADIS and its affiliated companies and all parties involved, particularly to protect ARCADIS from any hostile takeover attempts by another entity. The cumulative preferred shares will only be issued to the ARCADIS N.V. Preferred Stock Foundation in the event that ARCADIS is threatened by a hostile takeover. In order to achieve this, the foundation has been granted the right to acquire our cumulative preferred shares up to a maximum equal to the number of outstanding shares issued at the date in question. Additionally, our Executive Board, under prior approval of our Supervisory Board, has the right to issue the same number of preferred shares to the foundation.

The board of this foundation consists of four persons who all qualify as independent according to Dutch regulations, to be appointed by our Executive Board. At the end of 2005 no cumulative preferred shares were outstanding.

Cumulative Financing Preferred Shares

Our Articles of Association authorize the issuance of cumulative financing preferred stock. As of March 31, 2006, no cumulative financing preferred stock have been issued.

Change in Control

We do not know of any arrangements, other than those referred to above, which may result in our change of control.

B. Related party transactions.

There have been no material transactions during our most recent fiscal year, nor are there presently any proposed material transactions to which we or any of our subsidiaries is a party and in which any member of our Supervisory Board or Executive Board or any relative or spouse thereof had or will have a direct or indirect material interest. On December 30, 2002, the Foundation Pension Fund ARCADIS received a EUR 5.0 million subordinated loan from the Lovinklaan Foundation, a 21% shareholder. The loan was granted to provide additional equity to the ARCADIS Pension Fund Foundation the reserves of which had decreased due to the decreased value of its investments in the stock market. The loan matures on December 30, 2007 and bears interest at a rate that is adjusted annually. The interest rate for 2005 was 3.62%. At the end of 2005, the Lovinklaan Foundation pledged to make a contribution to the pension plan in the amount of € 6.5 million for Dutch employees to compensate employees for regulatory changes related to early retirement.

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

Policy on Dividend Distribution

Our dividend policy aims to provide our shareholders with an attractive and stable return on their investment while, at the same time, providing us with the cash necessary to finance further growth of our business. We aim to make an annual dividend payment ranging from 30% to 40% of our income from operations as reported under IFRS, our dividend for 2005 is equal to 40% of our income from operations. An important consideration is that the strategy of the company is focused on growth, partly through acquisitions. The dividend policy is designed to offer shareholders an attractive dividend yield, while at the same time leaving us sufficient resources to finance growth.

B. Significant changes.

Since December 31, 2005, no significant changes in our financial condition have occurred. Our most recently issued interim financial statements were included with our First Quarter Report for 2006, which was published on May 9, 2006 and was furnished on a Form 6-K on May 11, 2006. Since the end of our first quarter of 2006, no significant changes in our financial condition have occurred.

ITEM 9. THE OFFER AND LISTING

Markets

Our common shares are traded on the Nasdaq National Market under the symbol “ARCAF” and are traded on the Amsterdam Stock Exchange under the symbol “ARCAD.”

Stock Price Information

The following table sets forth the high and low closing prices for our common shares traded on the Nasdaq National Market and on the Amsterdam Stock Exchange since 2000:

	Nasdaq National Market ($)		Amsterdam Stock Exchange (€)
	High	Low	High	Low
Period
2001	8.88	7.31	9.75	8.00
2002	10.35	8.00	11.19	7.94
2003	10.75	6.42	10.50	6.43
2004
1st Quarter	13.00	11.65	10.44	9.40
2nd Quarter	14.68	12.10	12.02	10.30
3rd Quarter	14.90	13.23	12.00	10.92
4th Quarter	18.70	14.29	13.75	11.45
2005
1st Quarter	21.70	16.78	16.58	13.08
2nd Quarter	23.87	19.50	19.50	15.40
3rd Quarter	27.61	22.50	22.39	19.00
4th Quarter	32.30	28.40	27.18	23.65
Last Six Months
December 2005	32.30	29.75	27.18	25.35
January 2006	35.64	33.00	29.15	26.60
February 2006	37.67	34.29	31.75	28.79
March 2006	45.10	37.59	37.48	31.75
April 2006	48.10	42.76	38.49	34.89
May 2006	52.63	43.00	41.00	33.57

As of March 31, 2006, approximately 6.5% of our outstanding common shares were listed on the Nasdaq National Market and we had 112 holders in the United States.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital.

Not applicable.

B. Memorandum and articles of association.

ARCADIS is a public limited company established under the laws of the Netherlands in accordance with Book 2 of Dutch Civil Law. Our shareholders at a Special General Meeting of Shareholders adopted our Articles of Association on June 5, 2003. The following is a summary of our Articles of Association, which were filed as Exhibit 1.1 to our Annual Report on Form 20-F for the year ended December 31, 2003 and are incorporated herein by reference, and such summary is qualified in its entirety by reference thereto.

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

Management

ARCADIS is managed by our Executive Board under the supervision of our Supervisory Board. The members of our Executive Board are elected by the holders of our common shares. The members of our Executive Board are required to retire at the close of the Annual General Meeting of Shareholders held in the financial year in which they attains the age of sixty-five years, unless the Supervisory Board expressly decides otherwise with respect to the member.

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

The 200 priority shares are held by the ARCADIS N.V. Priority Foundation. Major corporate decisions require prior approval from the holder of these priority shares, including the issuance, acquisition, or disposal of shares of ARCADIS, amendments to our Articles of Association, the dissolution of ARCADIS, filing for bankruptcy, entering a joint venture of a material size, and material investments or acquisitions. The Board of the ARCADIS N.V. Priority Foundation has 20 members, including 10 members from our Executive and Supervisory Boards and 10 representatives elected by and from our employees. In order to approve any action requiring approval of the holder of the priority shares, a 60% absolute majority of the board is required. This effectively gives our employees the ability to veto certain major corporate events. The board meets twice a year to discuss the strategic development of ARCADIS.

Our Articles also permit us to issue shares of cumulative financing preferred stock. As of March 31, 2006, there are no shares of cumulative financing preferred stock outstanding. At our 2006 Annual General Meeting of Shareholders, however, our shareholders approved a proposal authorizing our Supervisory Board to issue common shares and cumulative financing preferred shares in an amount equal to 10% of our common shares and/or equal to the amount of cumulative financing preferred stock outstanding as of the date of the resolution adopted by the Supervisory Board to issue the shares. The amount of shares to be issued may be increased by an additional 10% when the issuance of shares relates to the consideration to be given in a merger or acquisition.

At our 2006 Annual General Meeting of Shareholders, our shareholders approved a proposal authorizing our Supervisory Board to issue shares of cumulative preferred stock, up to a maximum amount equal to 100% of our total capital stock issued and outstanding as of the date of the resolution adopted by the Supervisory Board to issue the shares. This stock will serve to limit any hostile takeover attempt by another entity. These shares would only be issued if we are threatened by a hostile takeover. In such an event, the shares would be issued to the ARCADIS N.V. Preferred Stock Foundation.

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

Repurchase of Shares

Our Articles authorize the Executive Board to repurchase shares of our capital stock if certain conditions are met. The Supervisory Board and our shareholders must authorize such a repurchase. The authorization must specify the number of shares that may be repurchased, the manner in which they shall be acquired and the price ranges at which they may be repurchased. Our shareholders approved a proposal to permit our Executive Board to repurchase shares of our capital stock at our 2006 Annual General Meeting of Shareholders.

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

E. Taxation.

Netherlands Taxation

The following is a summary of Netherlands tax consequences to an owner of our common shares who is not, or is not deemed to be, a resident of The Netherlands or has not opted to be treated as a resident of The Netherlands for purposes of the relevant tax codes (a “non-resident Shareholder”). The summary does not address taxes imposed by The Netherlands and its political subdivisions, other than the transfer tax, dividend withholding tax, individual income tax, corporate income tax,  and gift and inheritance tax.

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

•                  liquidation proceeds on redemption of our common shares in excess of the average paid-in capital as recognized for Netherlands dividend withholding tax purposes and, as a rule, the consideration for the repurchase of our common shares by us in excess of the average paid-in capital recognized for Netherlands dividend withholding tax purposes, unless such repurchase is (a) for temporary investment or (b) exempt on the basis of the Dividend Tax Act 1965;

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

•                  Legal entities that could have invoked the participation exemption with respect to the dividends received or would have been exempt from corporate income tax in case they would have been a resident of the Netherlands for tax purposes. In general, the participation exemption applies in case of shareholdings of 5% or more. In case of a shareholding of less than 5% the participation exemption may be applicable if the shares are not held as a mere portfolio investment. In case of legal entities resident in the Netherlands, in effect no Netherlands dividend withholding tax is due with respect to dividends on shareholdings that apply for the participation exemption.

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

The legislation explicitly states that the term “sequence of transactions” includes cases of a sole acquisition of one or more dividend rights and of the establishment of short-term rights of enjoyment on shares, while the transferor retains ownership of the shares. The legislation states that the anti-dividend-stripping rules also apply to transactions entered into on the public stock market.

Individual Income Tax and Corporate Income Tax

A shareholder that is not a resident nor deemed to be a resident of The Netherlands for Netherlands tax purposes nor has opted to be treated as a resident of the Netherlands will not be subject to The Netherlands income tax or corporate income tax in respect of dividends received from, or capital gains realized in respect of a disposal of, our common shares, provided that:

•              the common shares are not attributable to a business or part of a business of the shareholder that is carried out through a permanent establishment or a permanent representative in The Netherlands (“Netherlands business”);

•              the holder of the common shares does not have a substantial interest (a holding of at least 5% of the share capital) or a deemed substantial interest in us as defined in the Income Tax Act 2001, or in the event that such holder does have such interest, it forms part of the business assets of a business, other than a Netherlands business; and

•              in the case of an individual holder of our common shares, the dividends received from our common shares and capital gain realized in respect of a disposal of our common shares are not regarded, on the basis of the Income Tax Act 2001, as “taxable income from one or more activities performed in The Netherlands not being activities that generate taxable profit or taxable wages”.

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

Taxation of Dividends

Distributions paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) in respect of our common shares (including the amounts withheld in respect of Dutch withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income by the U.S. holder. Distributions will not be eligible for the dividends received deduction generally allowed to U.S. corporations. Dividends received by non-corporate U.S. holders generally are eligible for a 15% maximum federal income tax rate through taxable years beginning on or before December 31, 2010, so long as certain holding period requirements are met. Dividends received from “qualified foreign corporations” generally qualify for the reduced rate. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation if (1) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States or (2) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States that contains an exchange of information program. The U.S./NL Income Tax Treaty has been identified as a qualifying treaty. Individual U.S. holders should consult their tax advisors regarding the impact of the provisions of this recent tax legislation on their particular situations.

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

Foreign tax credits are determined based on income in particular limitation categories. For these purposes, dividends we pay generally constitute passive income or, in the case of certain holders, financial services income. The separate “financial services income” limitation category will be eliminated for taxable years beginning after December 31, 2006. Special limitations may apply to non-U.S. taxes on dividends subject to the maximum 15% federal income tax rate. U.S. holders should consult their tax advisors regarding the availability of, and limitations on, any such foreign tax credit.

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

Taxation of Sales of Common Shares

Gains or losses realized by a U.S. holder on the sale or other disposition of common shares generally will be treated for U.S. federal income tax purposes as capital gains or losses and generally will be long-term gains or losses if the common shares have been held for more than one year. Long-term capital gain recognized by a non-corporate U.S. holder in a taxable year beginning on or before December 31, 2010, generally is subject to federal income taxation at a maximum rate of 15%. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes. Gain, if any, realized by a U.S. holder on the sale or other disposition of common shares generally will be treated as U.S.-source income for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Rules

The rules governing “passive foreign investment companies” (PFICs) can have significant tax effects on U.S. holders. We could be classified as a PFIC if, for any taxable year, either (a) 75% or more of our gross income is “passive income”, which generally includes interest, dividends, certain gains from the sale or exchange of shares or securities and some types of rents and royalties, or (b) on average, 50% or more of our assets, by fair market value, or, in some cases, by adjusted tax basis, produce or are held for the production of “passive income.” We believe that we are not and have not been a PFIC for U.S. federal income tax purposes. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held a common share, certain adverse tax consequences could apply to the U.S. holder.

If we are treated as a PFIC for any taxable year in which a U.S. holder owned common shares, gain recognized by such U.S. holder on a sale or other disposition of a common share would be allocated ratably over the U.S. holder’s holding period for the share. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of our common shares in excess of 125% of the average of the annual distributions on shares received by the U.S. holder during the preceding three years or the U.S. holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available to U.S. holders that may mitigate the adverse tax consequences resulting from PFIC status.

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

F. Dividend and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

We will provide copies of our 2005 annual report in English or Dutch, as requested, and our 2005 annual report on Form 20-F, without charge. Copies of the exhibits to this 2005 annual report on Form 20-F are available for a duplication fee. If an exhibit is not in English, or has not been previously translated into English, a summary of such exhibit in English will be provided. To obtain copies of these documents, please contact ARCADIS N.V., Corporate Development Department, P.O. Box 33, 6800 LE Arnhem, the Netherlands (tel. +31 26 377 8286), or ARCADIS N.V., Investor Relations, 88 Duryea Road, Melville, NY 11747, USA (tel. (631) 391-5262).

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

Financial instruments are  used in a limited fashion to cover the risk associated with the conversion into Euros of equity and income from foreign operations and non-consolidated companies outside the Euro-zone.

Interest Rate Risk

We manage interest rate risks by financing fixed assets and part of current assets with shareholders’ equity, provisions and long-term debt. The remainder of current assets is financed with short-term debt including revolving bank credits with variable interest rates. Based on our interest risk profile, limited financial instruments were used during 2005 to cover the risk. This risk is only applicable to long-term debt and bank overdrafts in our balance sheet (see our Consolidated Balance Sheets included in Item 18) amounting to € 21.8 million at year-end 2005. A movement in interest rate by 100 basis points would, based on our financial instruments that are subject to changes in interest rates, have a negative or positive effect on net income of less than € 0.2 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the U.S. Securities Exchange Act of 1934, as amended) as of December 31, 2005, and concluded that, as of such date, our disclosure controls and procedures were effective.

(d) Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2005, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Supervisory Board has determined that Mr. van Tets, one of our Supervisory Board Audit Committee members, qualifies as an “audit committee financial expert” as defined by the U.S. Securities and Exchange Commission. Mr. van Tets is an independent member of our Supervisory Board as defined by the The Nasdaq Stock Market. In making this determination, the Supervisory Board took into consideration the experience of Mr. van Tets, which is described in his biographical information found in Item 6 of this annual report.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and Services. The following table details the aggregate fees billed by our principal accountant, KPMG Accountants N.V., for the last two fiscal years for various services (in millions):

Type of Services Provided	2005	2004
Audit Fees	€1.3	€1.3
Audit-Related Fees(a)	0.7	0.4
Tax Fees(b)	0.4	0.2
All Other Fees	—	—

(a)             Audit-related fees for the years ended December 31, 2005 and 2004 consist of fees for services that are traditionally performed by the independent accountants. These services include accounting consultations, internal control reviews on implementation of information systems, services related to the implementation § 404 of the Sarbanes-Oxley Act of 2002 regarding management’s report over internal control over financial reporting, and other similar services, consultations concerning financial accounting and reporting standard (especially related to the transition to International Financial Reporting Standards), due diligence and audits in connection with acquisitions or divestments.

(b)            Tax fees as of the years ended December 31, 2005 and 2004 consist of fees expensed for tax planning services and tax advice.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ISSUER PURCHASES OF EQUITY SECURITIES

	(a)	(b)	(c)	(d)
Period	Total Number of Shares (or Units) Purchased(1)	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares or Units that May Yet Be Purchased Under the Plans or Programs
January 2005	30,600	$17.77	—	—
February 2005	19,000	$19.53	—	—
March 2005	13,350	$19.89	—	—
April 2005	654	$19.56	—	—
May 2005	1,104	$22.24	—	—
June 2005	168,761	€18.66	—	—
	10,000	$22.35
	5,000	€19.47	—	—
July 2005	5,000	$22.93	—	—

	(a)	(b)	(c)	(d)
Period	Total Number of Shares (or Units) Purchased(1)	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares or Units that May Yet Be Purchased Under the Plans or Programs
August 2005	—	—	—	—
September 2005	—	—	—	—
October 2005	18,700	$30.22	—	—
November 2005	16,625	$30.35	—	—
December 2005	43,252	€26.33	—

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

On May 17, 2006, our shareholders approved the repurchase of our shares by the Executive Board and this authorization will be valid for a term not to exceed 18 months. Our Articles of Association further provide that the authorization to repurchase shares must specify the number of shares that may be repurchased, the manner in which they shall be acquired and the price ranges at which they may be repurchased. No authorization is required if we repurchase our shares in order to transfer the shares to our employees, such as under our employee stock option plans.

The Executive Board is permitted to purchase, for a period of 18 months commencing on July 1, 2006, to repurchase, in the discretion of the Executive Board, any and all of our paid-up shares of capital stock and any shares of cumulative financing preferred stock, up to the maximum amount authorized under applicable law and our Articles of Association.

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

ITEM 18. FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Executive Board, Supervisory Board and Shareholders of ARCADIS N.V.

We have audited the accompanying consolidated balance sheets of ARCADIS N.V. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ARCADIS N.V. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the EU.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 18 to the consolidated financial statements.

KPMG Accountants N.V.
Utrecht, The Netherlands
March 3, 2006, Except as to the subsequent events paragraph in note 1, which is as of June 12, 2006

ARCADIS N.V.
CONSOLIDATED BALANCE SHEETS
(in thousands of EUR, except share amounts)

	At December 31,
	2005	2004
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)	73,884	48,219
Corporate tax receivables	4,037	—
(Un)billed receivables (Note 5)	321,013	250,645
Derivatives	1,723	—
Inventories (Note 6)	374	468
Other current assets	31,950	20,659

Total current assets	432,981	319,991

Tangible assets (Note 7)	55,994	43,635
Intangible assets (Note 7)	127,861	55,356
Investments in non-consolidated companies (Note 8)	7,451	5,597
Other long-term investments (Note 8)	1,939	1,097
Other assets (Note 8)	10,683	6,991
Deferred tax assets	13,212	9,676

Total assets	650,121	442,343

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	72,517	76,820
Accrued expenses	12,587	5,712
Other current liabilities (Note 9)	118,813	90,671
Current portion of long-term debt (Note 10)	2,456	21,115
Corporate tax liabilities	8,172	9,873
Billings in excess of cost	89,269	40,273

Total current liabilities	303,814	244,464

Long-term debt (Note 10)	116,149	12,966
Deferred tax liabilities (Note 11)	26,252	12,129
Other long-term liabilities (Note 12)	15,818	27,419

Total liabilities	462,033	296,978

Minority Interest	11,885	8,994
Shareholders’ equity (Note 13):
Priority shares - EUR 0.05 par value — Authorized, issued and outstanding 200 shares as of December 31, 2005 and 2004, respectively.		—
Cumulative Financing preferred stock - EUR 0.05 par value— 10,000,000 shares Authorized. No shares issued or outstanding at December 31, 2005 and 2004		—
Cumulative preferred stock - EUR 0.05 par value— 50,000,000 shares Authorized. No shares issued or outstanding at December 31, 2005 and 2004		—
Common stock - EUR 0.05 par value— 40,000,000 shares Authorized. Issued and outstanding 20,269,936 and 20,308,742 shares at December 31, 2005 and 2004, respectively	1,030	1,030
Additional paid-in capital	44,153	37,644
Foreign currency translation adjustment	6,403	(3,633)
Retained earnings	124,617	101,330

Total shareholders’ equity	176,203	136,371
Total liabilities and shareholders’ equity	650,121	442,343

See Accompanying Notes to the Consolidated Financial Statements.

ARCADIS N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of EUR, except share and per share amounts)

	For the years ended December 31,
	2005	2004

Gross revenue	1,001,099	900,781
Materials, services of third parties and subcontractors	297,849	268,244
Net revenue	703,250	632,537
Operational cost (Note 15)	627,685	580,988
Depreciation	15,210	15,654
Amortization identifiable intangible assets	5,967	376

Operating income	54,388	35,519
Financial items	(1,844)	(3,464)

Income before taxes	52,544	32,055
Taxes (Note 16)	17,342	10,400

Income of consolidated companies after taxes	35,202	21,655
Income from non-consolidated companies and long-term investments, after taxes	1,382	2,448

Group income after taxes	36,584	24,103

Attributable to:
Net income (Equity holders of the parent)	33,414	22,176
Minority interest	3,170	1,927

Earnings per share:
Basic net income per share of common stock	1.65	1.10
Diluted net income per share of common stock	1.60	1.09
Basic weighted average number of shares outstanding	20,261	20,140
Diluted weighted average number of shares outstanding	20,817	20,417

See Accompanying Notes to the Consolidated Financial Statements.

ARCADIS N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of EUR)

	For the years ended December 31,
	2005	2004
Cash flow from operating activities
Net income	33,414	22,176
Minority interest	3,170	1,927
Income of non-consolidated companies and long-term investments	(1,382)	(2,448)
Taxes on income	17,342	10,400
Financial items	1,844	3,464

Operating income	54,388	35,519
Depreciation and amortization	21,177	16,030

Operating cash flow before changes in working capital and provisions	75,565	51,549
Stock-based compensation	561	239
Dividend received from non-consolidated companies	632	2,099
Sale of activities, net of cost	(2,486)	(3,990)
Interest received	1,996	1,063
Interest paid	(5,799)	(3,449)
Corporate tax paid	(16,114)	(6,779)
Changes in inventories	94	(268)
Changes in receivables	(32,525)	(11,550)
Changes in provisions	(3,305)	882
Changes in billing in excess of costs	36,429	—
Changes in current liabilities	11,742	14,978

Net cash provided by operating activities	66,790	44,774

Cash flow from investing activities

Investments in (in)tangible assets	(17,667)	(12,470)
Divestments of (in)tangible assets	2,725	713
Investments in consolidated companies	(75,039)	(14,759)
Divestments of consolidated companies	8,527	8,006
Investments in non-consolidated companies and other non-current assets	(5,858)	(2,526)
Divestments of non-consolidated companies and other non-current assets	2,198	1,308

Net cash used in investing activities	(85,114)	(19,728)

Cash flow from financing activities
Issued shares	49	1,727
Options exercised	2,624	704
Own shares purchased	(6,562)	(158)
New long-term debt	79,931	3,018

Repayment of long-term debt	(24,136)	(4,034)
Changes in short-term borrowings	39	2,248
Dividends paid	(10,848)	(10,204)
Other changes in equity	966	—

Net cash used in financing activities	42,063	(6,699)

Exchange rate differences	1,926	(1,386)
Translation differences of income items

Total exchange rate differences	1,926	(1,386)

Total increase / (decrease)	25,665	16,961
At beginning of year	48,219	31,258
Conversion difference January 1 amount
At end of year	73,884	48,219

See Accompanying Notes to the Consolidated Financial Statements

ARCADIS N.V.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(in thousands of EUR, except per share amounts)

	Priority Shares	Common Shares	Share Capital	Additional Paid-in Capital	Foreign Currency translation adjustment	Retained Earnings	Total	Minority Interest	Group equity
Balance at January 1, 2004	200	20,430,377	1,022	35,985	—	87,956	124,963	7,557	132,520
Net income						22,176	22,176	1,908	24,084
Dividends declared (EUR 0.48 per share)						(9,647)	(9,647)	(557)	10,204)
Own share purchase for granted options						(158)	(158)		(158)
Exercises of options						704	704		704
Issuance of shares of common stock		215,238	8	1,659			1,667		1,667
Option costs and taxes						239	239		239
Foreign currency translation adjustments					(3,633)		(3,633)	186	(3,447)
Expansion ownership								(217)	(217)
Capital increase								59	59
Other changes						60	60	58	118

Balance at December 31, 2004	200	20,645,615	1,030	37,644	(3,633)	101,330	136,371	8,994	145,365
Net income						33,414	33,414	3,170	36,584
Dividends declared (EUR 0.48 per share)						(9,745)	(9,745)	(1,103)	(10,848)
Own share purchase for granted options						(6,652)	(6,652)		(6,652)
Exercises of options						2,624	2,624		2,624
Option costs and taxes						3,487	3,487		3,487
Foreign currency translation adjustments					10,036		10,036	1,581	11,617
Additional paid-in capital				6,509			6,509		6,509
Expansion ownership								(787)	(787)
Capital increase								49	49
Other changes						69	69	(19)	50
Balance at December 31, 2005	200	20,645,615	1,030	44,153	6,403	124,617	176,203	11,885	188,088

See Accompanying Notes to the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  Summary of Significant Accounting Policies

General

ARCADIS N.V. is a public company organized under the laws of the Kingdom of The Netherlands. Its principal office is located at: Nieuwe Stationsstraat 10, 6811 KS, Arnhem, the Netherlands. Phone: *31-26-3778911.

ARCADIS N.V. and its consolidated subsidiaries (“ARCADIS” or the “Company”), is an international provider of comprehensive knowledge-based consulting services in the areas of infrastructure, environment and buildings.

The Consolidated Financial Statements of ARCADIS have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB) as endorsed by the European Union. Note 18 includes a summary of the differences between IFRS and U.S. GAAP that have a material effect on net income and shareholders’ equity. Unless otherwise stated, and except for share and per share amounts, all amounts are presented in thousands of EUR.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from the estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ARCADIS and the companies which ARCADIS directly and/or indirectly controls. All intercompany transactions have been eliminated.

In 2003, the joint venture ARCADIS Aqumen Facility Management B.V. was set up. This 50% participation is also accounted for on a proportionate basis under IFRS.

As from 2005, the joint venture Biogás Energia Ambiental SA (33.33% owned) is also accounted for on a proportionate basis under IFRS.

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

Principles of Valuation of Assets and Liabilities

Goodwill

All acquisitions are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Goodwill has an indefinite useful life and is stated at cost less any accumulated impairment losses. Goodwill is tested annually for impairment.

Identifiable intangible assets

Acquired identifiable intangible assets are stated at cost less accumulated amortization and impairment losses. Identifiable intangible assets have a finite useful life and are amortized over the estimated useful life based on the realization of the underlying profit.

Software

Software is valued at cost less accumulated depreciation and impairment losses. Software has a finite life and is depreciated on a straight-line basis over the estimated useful life, which is 3 to 5 years.

Depreciation methods and useful lives, as well as residual values, are reassessed annually.

Tangible assets

Real estate is valued at cost less accumulated depreciation and impairment losses. Depreciation is charged to the income statement on a straight-line basis over the estimated useful life and generally amounts to 3% of the book value at the beginning of the year. Land is not depreciated.

Furniture and fixtures are valued at cost. Depreciation is charged to the income statement on a straight-line basis over the estimated useful life. For furniture and fixtures the useful life varies from 3 to 8 years, annual depreciation is 12% to 33% of cost.

Depreciation methods and useful lives, as well as residual values, are reassessed annually.

Investments in non-consolidated companies

Non-consolidated companies, in which ARCADIS has significant influence, but not control, over the financial and operating management, are valued using the equity method. Long-term receivables are valued at cost. If necessary, a deduction is made for permanent devaluation.

Jointly controlled entities

Jointly controlled entities are those entities over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group’s proportionate share of the entities’ assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that joint control ceases.

Inventories

Goods for resale, raw materials, and supplies are valued at the lower of cost or net realizable value on balance sheet date.

Derivatives

Only for specific purposes derivative financial instruments are used to hedge the Group’s exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting under IFRS are accounted for as trading instruments.

Derivatives are recognized initially at fair value. The gain or loss on remeasurement to fair value is recognized immediately as profit or loss. The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

(Un)billed Receivables

Unbilled receivables are stated at cost plus profit recognized to date less a provision for foreseeable losses and less progress billings. Cost includes all expenditures related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group’s contract activities based on normal operating capacity.

Trade and other receivables are valued at amortized costs.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and which form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flow.

Equity

Repurchase of shares

The consideration paid for temporary repurchased shares, which are repurchased in order to prevent dilution through the share option plan, is deducted from equity including directly attributable costs.

Dividends

Dividends are recognized as a liability in the period in which they are declared.

Provisions

General

Provisions are recognized when there is a present obligation (legal or constructive) as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are stated at the net present value, taking into account the timing of the cash outflows.

Pensions

In some countries limited plans are in place that qualify as defined benefit plans. For these limited defined benefit plans, a provision is created, which is based on actuarial calculations.

Obligations for contributions to defined contribution pension plans are recognized as a cost in the income statement as incurred.

Other long-term employee benefits

The company’s net obligation for long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value of any related assets that are deducted. This provision consists of a provision for jubilee payments and a provision for early retirement.

Long-term debt

Interest- bearing debts are recorded against amortized cost, in which the difference between the proceeds and the final repayment amount is charged to the income statement during the duration of the debts. The portion of the long-term debt that has to be repaid within 1 year after balance sheet date is recorded as current portion of long-term debt under the current liabilities, unless there is an intention to refinance the repayment with long-term debt.

Impairment

The carrying amounts of the assets of ARCADIS, other than work in progress and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment.

For goodwill and assets that have an indefinite useful life, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement. Impairment losses recognized in regard to cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis.

The recoverable amount is the greater of the net selling price and value in use. In assessing the value in use, estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss of goodwill is not reversed. Regarding other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Method of Determination of Income

Gross revenue

Net sales are the total amount charged to customers, less sales-related taxes. To provide a correct presentation of the Group’s activities, net sales are adjusted for changes in work in progress. The change in work in progress includes the results of the current projects. Gains on sales of investments are shown separately.

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

Operational cost

All costs in relation to employees , as well as non-project-related out-of-pocket expenses are taken into account as operational cost in the year to which these items relate.

Share-based payments

The fair value of share based incentives under the ARCADIS long-term incentive plan is determined  at the date of grant and is proportionally charged to the income statement as personnel cost over the period in which they are conditional until the vesting date of the options.

The fair value of the granted options is determined using the Black Scholes model taking into account the conditions of the granting. The cost charged will be adjusted for the actual number of share-based incentives that are cancelled.

The vesting and exercise of shares may be conditional on the satisfaction of performance conditions or on continued employment, or both, as set by the Supervisory Board.

Financing items

Financing items comprise interest income and expenses (are accounted for in the year to which these items relate using the effective interest rate method) and gains or losses on financial instruments.

       Taxes

       Income tax on Group income comprises both current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity in which case it is recognized in equity.

Deferred taxes

Deferred tax assets and liabilities are recorded on the basis of the expected fiscal consequences of temporary differences between the book value in the financial statements and the tax reporting of all assets and liabilities. Calculation of the deferred taxes is against the at balance sheet date enacted or substantially enacted tax rates and tax laws that according to the expectations are applicable when the deferred taxes will be settled. Deferred tax assets are only recorded when it is more likely than not that there will be future fiscal profits with which to settle these temporary differences or not-yet-compensated fiscal losses. Deferred taxes are recorded at nominal value.

Provisions for deferred taxes are based on the timing differences between book value and value for tax purposes of assets and liabilities at current rates.

       Income from non-consolidated companies

       The proportionate share in earnings from non-consolidated participations is accounted for in the year these earnings are recorded by those participations. For non-consolidated companies in which ARCADIS does not have significant influence, only dividends received are included in income.

Segment reporting

The four segments on which the Company reports are the geographical segments. The differentiation in the type of services provided by the various group companies is limited. These services extend in general to consulting, engineering and project management services.

       Earnings per share

       Basic earnings per share are computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are computed using the weighted average number of ordinary shares and options outstanding during the period, as far as the exercise price of these options is lower than the share price.

Principles of preparing the Cash Flow Statement

The consolidated cash flow statement compares the balance sheet at January 1 with that at December 31. Changes because of conversion of foreign currencies are eliminated. Investments in and divestments of consolidated companies are presented net of cash.

Standards issued, but not yet effective

The company has not yet determined the impact of new accounting standards issued, but not yet effective.

Net Income Per Share of Common Stock

The weighted average number of shares outstanding, and the weighted average number of diluted shares for the years presented were as follows:

Year	Priority Shares	Shares of Common Stock	Diluted Number of Shares of Common Stock
2005	200	20,260,512	20,816,577
2004	200	20,139,995	20,417,030

The diluted number of shares is calculated by using the monthly number of options outstanding and the monthly average stock price on the Amsterdam Stock Exchange and the Nasdaq National Market. Only options with exercise prices below the average stock price are taken into account.

Subsequent events

No events have occurred after December 31, 2005, that would have changed the judgment and analysis by management of the financial condition of the Company as per December 31, 2005, or the net income for the year 2005.

NOTE 2.  ACQUISITIONS AND DIVESTMENTS

In 2005, the following interests in companies were acquired:

•                  SWK offers specialist knowhow in the fields of transportation, mobility, harbors and civil and waterworks.

•                  Greystone Environmental Consultants, Inc., predominantly offers environmental consultancy services in the early phase of projects and serves.

•                  AYH, Plc. specializes in project management, cost control and consultancy for real estate projects for private sector clients and governments.

•                  Blasland, Bouck & Lee, Inc. (BBL) specializes in environmental services and soil, groundwater and sediment remediation services.

During 2005 the following interests have been sold (see note 18e):

•                      Grupo EP SA (Spain)

•                      Renardet S.A. (Switzerland)

•                      Sauti (Italy)

The total investment for acquisitions in 2005 was € 121 million, and resulted in goodwill of € 61 million. A goodwill amount of EUR 2.8 million is expected to be deductible for tax purposes.

The goodwill acquired in 2005 was assigned as follows (in millions):

Geographical Area	2005	2004
The Netherlands	0	1
United States	44	7
Europe	16	5
Rest of world	1	0
Total goodwill paid	61	13

Of the EUR 121 million invested in acquisitions in 2005, up to EUR 27 million will be paid after 2006 and is consequently recorded as a liability.

The following five companies were acquired in 2004:

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

During 2004 the following interests have been sold:

•      KAFI B.V. (The Netherlands)

•      Mandaat B.V. (The Netherlands)

•      Involon B.V. (The Netherlands)

All acquisitions during 2005 and 2004 were accounted for by the purchase method. In 2004 EUR 3.1 million goodwill paid is deductible for tax purposes and in 2005 EUR 2.8 million, while only the goodwill paid on the United States acquisitions is tax deductible.

The acquisitions and disposal of interests completed during 2005 had the following effect on the ARCADIS’ assets and liabilities.

amounts in thousands of euros unless otherwise stated	Acquisitions	Divestments	Total

Assets
Non-current assets
Intangible assets	3,327	(2,384)	943
Tangible assets	20,495	(8,523)	11,972
Investments in non-consolidated companies	(1,047)	313	(734)
Other investments	1,515	(1,082)	433
Deferred tax assets	6,122	—	6,122

Total non-current assets	30,412	(11,676)	18,736

Current assets
(Un)billed receivables	63,395	(44,914)	18,481
Cash and cash equivalents	19,454	(6,461)	12,993

Total current assets	82,849	(51,375)	31,474

Total assets	113,261	(63,051)	50,210

Liabilities and minority interest

Minority interest	302	(1,090)	(788)

Provisions	493	(1,972)	(1,479)
Deferred tax liabilities	5,588	—	5,588
Long-term debt	6,142	(5,678)	464

Total non-current liabilities	12,223	(7,650)	4,573

Billing in excess of cost	9,562	(1,041)	8,521
Trade and other liabilities	42,728	(40,768)	1,960

Total current liabilities	52,290	(41,809)	10,481

Total liabilities and minority interest	64,815	(50,549)	14,266

Total net value	48,446	(12,502)	35,944

Recorded goodwill	61,273	—	61,273
Book gain	—	(2,486)	(2,486)
Identifiable intangible assets	11,540	—	11,540
Consideration paid / (received)	121,259	(14,988)	106,271

After payments not paid yet	(26,766)	—	(26,766)
Cash (acquired) / disposed	(19,454)	6,461	(12,993)
Net cash outflow / (inflow)	75,039	(8,527)	66,512

NOTE 3.  Segment information

Geographical Area Information

                Presented below is the geographical segmentation which coincides with the Company’s reporting structure. The differentiation in the type of services provided by the various group companies is limited and extends in general to consulting, engineering and project management services. Therefore no other segmentation information is included. The information presented below illustrates the performance in the geographical areas in terms of gross revenue, operating income, identifiable assets, and expenditures and depreciation with respect to property, plant & equipment and intangible assets, and extraordinary items. Financing expenses and taxes on income, among others, are not presented, because the Company manages its segments on an operating income basis.

	The Netherlands		United States		Other European countries		Rest of world		Intra group		Consolidated
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Gross revenue	287.7	301.3	348.9	267.3	267.1	254.4	97.4	77.8			1,001.1	900.8
Revenue between regions	3.0	3.3	0.1	0.0	2.6	1.2	0.2	0.1	(5.9)	(4.7)	—	—
Total revenue	290.7	304.6	349.0	267.3	269.7	255.6	97.6	77.9	(5.9)	(4.7)	1,001.1	900.8
Materials, services of third parties and subcontractors	78.4	83.2	115.7	82.9	60.2	70.8	49.4	36.0	(5.9)	(4.7)	297.8	268.2
Net revenue	212.3	221.3	233.3	184.4	209.4	184.8	48.2	42.0			703.3	632.5
Operating costs	193.8	206.7	208.1	167.3	184.3	167.9	41.6	38.9			627.7	581.0
Depreciation	5.0	6.9	4.4	3.7	4.9	4.3	0.8	0.7			15.2	15.6
EBITA	13.5	7.7	20.9	13.4	20.2	12.5	5.8	2.3			60.4	35.9
Amortization identifiable intangible assets	2.0	0.1	2.6	0.1	1.4	0.2	—	—			6.0	0.4
Operating income	11.5	7.6	18.3	13.3	18.8	12.3	5.8	2.3			54.4	35.5
Financing items	(1.8)	(3.5)
Income of non-consolidated companies	0.2	0.5	—	0.0	0.0	0.0	1.2	1.9			1.4	2.4
Taxes	(17.3)	(10.4)
Group income after taxes	36.6	24.1
Minority interest	(3.2)	(1.9)
Net income excluding extraordinaries	11.4	7.1	9.1	7.9	11.1	5.7	1.8	1.5			33.4	22.2
EBITA on recurring basis	12.5	11.1	20.9	13.2	18.1	12.5	5.8	2.4			57.3	39.1
Net income from operations	11.4	8.4	9.1	7.9	11.1	6.0	1.8	1.5			33.4	23.8

Amounts in millions of euros

	The Netherlands		United States		Other European countries		Rest of world		Eliminations		Consolidated
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Total assets	318.6	261.7	268.6	110.3	157.6	175.3	59.3	33.7	(154.0)	(138.6)	650.1	442.3
Total financial assets	1.5	(6.0)	6.3	3.6	1.7	9.5	10.6	6.5			20.1	13.7
Total liabilities	142.0	125.8	225.5	59.5	135.4	176.3	39.5	22.0	(80.4)	(86.7)	462.0	297.0
Total investments	4.0	3.1	6.2	3.8	5.8	4.4	1.6	0.5			17.7	11.8
Total number of employees	2,389	2,346	3,098	2,222	2,751	4,000	905	1,070			9,143	9,638

Amounts in millions of euros

Presented below is our gross revenue by service area. We do not consider these service areas to be reportable segments. We discontinued our communications service area in 2004 and combined the remaining activities with our infrastructure service area.

Gross revenue by Service Area	2005	2004
Infrastructure	526	502
Environment	295	243
Facilities	180	144
Communications	—	12
	1,001	901

NOTE 4.  Cash and Cash Equivalents

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments with a maturity of three months or less. Cash and cash equivalents at December 31, 2005, and 2004 consisted of the following:

	2005	2004
Cash in banks and on hand	64,856	46,549
Cash in banks restricted for taxes/social security premiums	291	633
Time deposits	8,737	1,037
Total cash and cash equivalents	73,884	48,219

NOTE 5.  (Un)billed receivables

Receivables maturing within one year as of December 31, 2005 and 2004 consisted of:

	2005	2004
Unbilled receivables	113,721	65,610
Trade receivables	215,474	194,733
Provision for bad debts	(11,140)	(13,348)
Receivables from non-consolidated companies	2,958	3,650
Total receivables	321,013	250,645

The provision for bad debts has developed as follows:

	2005	2004
Balance at beginning of year	13,348	10,879
Addition charged to income	3,438	4,432
Exchange rate results	527	(110)
Deductions	(3,796)	(1,746)
Acquisitions / divestments	(2,377)	(107)
Balance at end of year	11,140	13,348

Costs and Estimated Earnings on Uncompleted Contracts are as follows:

	2005	2004
Costs incurred on uncompleted contracts	604,140	561,127
Estimated earnings	20,763	20,667
Subtotal	624,903	581,794
Less: Billings to date	600,451	556,457
Total work in process	24,452	25,337
All amounts are expected to be collected within 1 year
	2005	2004
Costs incurred and estimated earnings in excess of billings	113,721	65,610
Billings in excess of costs incurred and estimated earnings	(89,269)	(40,273)
Total work in process	24,452	25,337
Amount of advances received	17,675	13,543
Amount of retentions held by clients	1,392	2,801

NOTE 6.  Inventories

Inventories at December 31, 2005 and 2004 consisted of:

	2005	2004
Raw materials and supplies	328	342
Goods for resale	46	126

Total inventories	374	468

NOTE 7.  Tangible assets

Tangible assets at December 31, 2005 and 2004 consisted of :

	Land and	Furniture
In thousands of euro	buildings	and fixtures	Total

Purchase price
Balance at January 1, 2004	17,478	114,934	132,412
(De)consolidations	—	880	880
Investments	1,217	9,057	10,274
Divestments	(100)	(7,269)	(7,369)
Effect of movements in foreign exchange	68	(2,016)	(1,948)
Others		133	133
Balance at December 31, 2004	18,663	115,719	134,382

Balance at January 1, 2005	18,663	115,719	134,382
(De)consolidations	8,865	(5,158)	3,707
Investments	1,218	13,649	14,867
Divestments	(443)	(20,624)	(21,067)
Effect of movements in foreign exchange	66	5,618	5,684
Balance at December 31, 2005	28,369	109,204	137,573

Depreciation and impairment losses
Balance at January 1, 2004	5,186	81,180	86,366
Depreciation charge for the year	1,049	12,411	13,460
Deconsolidations	(136)	(251)	(387)
Divestments	(9)	(6,905)	(6,914)
Effect of movements in foreign exchange	19	(1,797)	(1,778)
Balance at December 31, 2004	6,109	84,638	90,747

Balance at January 1, 2005	6,109	84,638	90,747
Depreciation charge for the year	1,372	12,107	13,479
Deconsolidations	(1,256)	(7,009)	(8,265)
Divestments	(164)	(18,460)	(18,624)
Effect of movements in foreign exchange	13	4,229	4,242
Balance at December 31, 2005	6,074	75,505	81,579

Carrying amounts
At January 1, 2004	12,292	33,754	46,046
At December 31, 2004	12,554	31,081	43,635

At January 1, 2005	12,554	31,081	43,635
At December 31, 2005	22,295	33,699	55,994

At December 31, 2005, the book value of tangible assets, financed by financial lease, was € 1,709 (2004: € 1,753).

Intangible Assets

Intangible assets consist of capitalized goodwill, identifiable intangibles and purchased software. The book value based on historical cost was as follows:

		Identifiable
		intangible
	Goodwill	assets	Software	Total

Purchase price
Balance at January 1, 2004	38,183	—	15,915	54,098
(De)consolidations			(60)	(60)
Investments	13,290	2,451	2,940	18,681
Divestments			(610)	(610)
Effect of movements in foreign exchange	(1,047)		(164)	(1,211)
Reclassification	(500)	500	—	—
Other changes			80	80
Balance at December 31, 2004	49,926	2,951	18,101	70,978

Balance at January 1, 2005	49,926	2,951	18,101	70,978
(De)consolidations	1,118	—	(840)	278
Investments	61,273	11,540	2,846	75,659
Divestments			(751)	(751)
Effect of movements in foreign exchange	3,666	188	777	4,631
Balance at December 31, 2005	115,983	14,679	20,133	150,795

Depreciation and impairment losses

Balance at January 1, 2004		—	12,707	12,707
Depreciation charge for the year		376	2,188	2,564
(De)consolidations			(107)	(107)
Investments			809	809
Divestments			(191)	(191)
Effect of movements in foreign exchange			(160)	(160)
Reclassification	(63)	63		—
Balance at December 31, 2004	(63)	439	15,246	15,622

Balance at January 1, 2005	(63)	439	15,246	15,622
Depreciation charge for the year		5,967	1,732	7,699
(De)consolidations			(665)	(665)
Divestments			(424)	(424)
Effect of movements in foreign exchange	7	66	629	702
Reclassification	56	(56)		—
Balance at December 31, 2005	—	6,416	16,518	22,934

At January 1, 2004	38,183	—	3,208	41,391
At December 31, 2004	49,989	2,512	2,855	55,356

At January 1, 2005	49,989	2,512	2,855	55,356
At December 31, 2005	115,983	8,263	3,615	127,861

The total goodwill capitalized was assigned to our geographic segments as follows:

	2005	2004
The Netherlands	15,223	14,566
United States	63,154	16,638
Other European Countries	32,759	15,470
Rest of world	4,847	3,315
Total goodwill	115,983	49,989

The amortization and depreciation charge is recognized in the following line items in the income statement:

	2005	2004
Amortization identifiable intangible assets	5,967	376
Depreciation of software	1,732	2,188

The capitalized goodwill and identifiable intangible assets were tested for impairment. This test did not result in an impairment.

NOTE 8.  Investments in Non-Consolidated Companies

The principal non-consolidated interests at December 31, 2005 were the Brazilian companies Breitener Energética SA (5.5% owned), PIE-RP Termelétrica SA (25.0% owned), and a number of Dutch joint ventures.

Accounts receivable from and payables to non-consolidated companies are included in the financial statements as current assets and current liabilities, respectively, and amount to EUR 2,958 and EUR 160, respectively.

Investments in non-consolidated companies
Valued using the equity method	2005	2004

Balance at January 1	5,597	4,058
Changes as a result of
Equity share in income	1,382	2,422
Investments	416	235
(De)consolidations	(734)	390
Divestments	34	—
Received dividends	(631)	(2,073)
Reclassification	—	(136)
Other changes and exchange rate differences	1,387	701
	1,854	1,539
Balance at December 31	7,451	5,597

Summarized Financial Information of Non-Consolidated Companies

The following tables present summarized financial information of ARCADIS non-consolidated companies in millions of EUR for fiscal years 2005 and 2004.

Summary of financial information on non-consolidated companies — 100 per cent in millions:

	Assets	Liabilities	Equity	Gross Revenue	Net income
2005	108.4	26.5	81.9	86.8	29.8
2004	148.5	76.7	71.8	122.4	40.7

The financial condition and results of operations of the followings non-consolidated companies are included in the Balance Sheet Data and Income Statement Data presented above:

% of Equity and Net Non-Consolidated Company Name	Income
PIE-RP Termelétrica SA	25.0%
Breitener Energética SA	5.5%*
Dynamicon B.V.	40.0%
Ecosystems B.V.	20.0%
Combinatie Oost-Achterhoek B.V.	20.0%
Urbanet B.V.	25.0%
Brainliner B.V.	33.3%
Waterwolf Dienstverlening Buitenruimte B.V.	40.0%
Grubbenvorst VOF	33.3%
Assetrail B.V. i.o	20.0%
VOF X-pact	12.0%*
VOF Modislab	33.3%

*                    These companies are valued against equity value, because ARCADIS’ operational influence is higher than its formal participation.

Related party transactions

Besides the transaction with the Lovinklaan Foundation, as mentioned in note 15, no other transactions with related parties took place in 2005.

Other long-term investments

	2005	2004
Investments in non-consolidated companies	501	641
Long-term receivables from non-consolidated companies	1,438	456
Total other long-term investments	1,939	1,097

Investments in non-consolidated companies
Valued at amortized cost	2005	2004

Balance at January 1	641	1,223
Changes as a result of
Equity share in income	—	26
Investments	499	275
(De)consolidations	(583)	(374)
Divestments	(74)	(150)
Received dividends	—	(26)
Other changes and exchange rate differences	18	(333)
	(140)	(582)
Balance at December 31	501	641

Long-term receivables from non-consolidated companies	2005	2004

Balance at January 1	456	1,051
Changes as a result of
New receivables	1,526	600
Amortization loans	—	(700)
Received	(593)	(407)
Other changes and exchange rate differences	49	(88)
	982	(595)
Balance at December 31	1,438	456

Other assets	2005	2004

Balance at January 1	6,991	6,059
Changes as a result of
Consolidations	1,016	34
New receivables	3,416	1,416
Received	(1,565)	(751)
Reclassification	(180)	136
Other changes and exchange rate differences	1,005	97
	3,692	932
Balance at December 31	10,683	6,991

NOTE 9.   OTHER CURRENT LIABILITIES

Other current liabilities includes items maturing within one year and at December 31, 2005 and 2004 consisted of:

	2005	2004
Taxes and social security contributions	26,845	28,334
Payable to employees	14,669	14,172
Bank overdrafts and short term borrowings	4,196	9,772
Other liabilities	73,103	38,393
Total other current liabilities	118,813	90,671

NOTE 10.  LONG-TERM DEBT

Long-term debt at December 31, 2005 and 2004 consisted of:

	2005	2004
Bank loans (interest rates between 3.1% and 7.2%)	85,691	31,065
Financial lease contracts (interest rates between 3.0% and 6.8%)	1,172	2,048
Other long-term debt (interest rates between 3.3% and 7.0%)	31,742	968
Subtotal	118,605	34,081
Current portion	2,456	21,115
Total long-term debt	116,149	12,966

The weighted average interest rate for 2005 and 2004 on interest bearing debt was 3.1% and 4.7%, respectively.

The aggregate maturity of long-term debt as of December 31, 2005 is as follows:

Years ending December 31,	Amount
2006	76,290	(1)
2007	16,569
2008	1,508
2009	271
2010	1,514
Thereafter	19,997
Total	116,149

1)                 In 2006, this debt will be refinanced on a long-term basis with due date in 2011 and is therefore classified long-term.

ARCADIS and its consolidated companies have short-term credit facilities available in the amount of EUR 258 million (2004: EUR 172 million) under arrangements with banks at interest rates which approximate the bank’s prime rates. At December 31, 2005, an amount of EUR 2.1 million (2004: EUR 9.8 million) was utilized from these credit facilities, and approximately EUR 40.0 million was used for guarantees (performance bonds), leaving approximately EUR 215.9 million available. A performance bond is a guarantee given by ARCADIS to the client related to the performance to be provided by ARCADIS. This secures the client with an income, in case ARCADIS would not perform according to the stipulations in the contract for which the performance bond is issued. If, however, ARCADIS fully meets all the requirements, the bond will be canceled.

NOTE 11.  DEFERRED TAX ASSETS AND LIABILITIES

	Deferred Tax Assets	Deferred Tax liabilities	Total
Balance at January 1, 2004	(8,702)	14,012	5,310
Changes 2004 as a result of Consolidations	(107)	703	596
Deconsolidations	—	(268)	(268)
Additions	(1,246)	317	(929)
Amounts used	111	(1,861)	(1,750)
Exchange rate differences	268	(774)	(506)
Balance at December 31, 2004	(9,676)	12,129	2,453
Changes 2005 as a result of Consolidations	(6,122)	5,588	(534)
Additions	(4,810)	7,427	2,617
Amounts used	3,881	(503)	3,378
Unused amounts reversed during the period	4,127	—	4,127
Exchange rate differences	(612)	1,611	999
Balance at December 31, 2005	(13,212)	26,252	13,040

The components of deferred taxes included in the Consolidated Balance Sheets at December 31, 2005 and 2004 are as follows:

	Assets		Liabilities		Net
Sources of deferral	2005	2004	2005	2004	2005	2004
Goodwill/identifiables	—	—	3,038	206	3,038	206
Derivatives	—	—	510	—	510	—
Work in progress	(580)	(324)	18,958	10,635	18,378	10,311
Accrued expenses	(5,482)	(3,568)	—	—	(5,482)	(3,568)
Share based payments	(1,960)	—	—	—	(1,960)	—
Deferred compensation	(2,202)	(5,784)	—	—	(2,202)	(5,784)
Cash method	—	—	3,054	901	3,054	901
Net operating losses	(4,873)	(1,885)	—	—	(4,873)	(1,885)
Less valuation allowance	1,885	1,885	—	—	1,885	1,885
Others	—	—	692	387	692	387
Balance at December 31	(13,212)	(9,676)	26,252	12,129	13,040	2,453

The valuation allowance has been established to reserve for recognition of tax benefits on net operating losses of certain subsidiary companies. The gross operating losses which might be compensated by future profits amount to EUR 13,035 in 2005 and EUR 5,172 in 2004. The change in valuation allowance for fiscal 2005 amounted to EUR 0.0 million and in 2004 amounted to a decrease of EUR 0.1 million,.

NOTE 12.  OTHER LONG-TERM LIABILITIES

	Pension Obligations	Deferred Compensation	Restructuring	Litigation	Other	Total
Balance at January 1, 2004	17,370	1,207	3,999	1,155	725	24,456
Changes 2004 as a result of Deconsolidations	—	—	(1,079)	—	—	(1,079)
Additions	1,902	—	9,451	323	881	12,557
Amounts used	(205)	(13)	(7,911)	(75)	(147)	(8,351)
Exchange rate differences	(164)	—	—	—	—	(164)
Balance at December 31, 2004	18,903	1,194	4,460	1,403	1,459	27,419
Changes 2005 as a result of Consolidations	—	—	—	493	—	493
Deconsolidations	—	—	(966)	(145)	(861)	(1,972)
Additions	1,820	95	2,424	2,739	234	7,312
Amounts used	(499)	(27)	(3,158)	(791)	(377)	(4,852)
Unused amounts reversed during the period	(13,100)	—	—	—	—	(13,100)
Exchange rate differences	460	—	—	—	58	518
Balance at December 31, 2005	7,584	1,262	2,760	3,699	513	15,818

     Of the provisions, the amount of € 4.0 million is of a current nature. Non-current is € 11.8 million.

Pensions

Employees of PRC, which was acquired in 2003, until recently had a pension plan that under IFRS was classified as a defined benefit pension plan. In the transition from NL GAAP to IFRS a provision was recorded in the 2004 opening balance sheet, which was charged directly to equity. By the end of 2005 the defined benefit pension plan was changed into a defined contribution pension plan. The provision of € 13.1 million recorded as of December 31, 2004 for the defined benefit pension plan, was released to income in 2005.

Other categories of provisions

The restructuring provision is built for the restructuring of some parts of the Company, especially in the Netherlands. ARCADIS has received claims. As far as these claims are not covered by professional liability insurances, a provision for litigation is built. Some minor provisions are taken on an aggregate level under the heading “Other provisions”.

NOTE 13.  SHAREHOLDERS’ EQUITY

Share capital.  At December 31, 2005,  ARCADIS’ authorized share capital was EUR 5,000,010, divided into 200 priority shares, par value EUR 0.05; 50,000,000 shares of cumulative preferred stock, par value EUR 0.05; 10,000,000 shares of cumulative financing preferred stock (divided over four series of 2,500,000 shares each), and 40,000,000 shares of common stock, par value EUR 0.05. At December 31, 2005, the number of shares issued consisted of 200 priority shares, and 20,645,615 shares of common stock. No shares of preferred stock are issued or outstanding.

The priority shares are held by the “Stichting Prioriteit ARCADIS N.V.”, a non-profit foundation which currently has 20 board members: seven members of the ARCADIS’ Supervisory Board, three members of the ARCADIS’ Executive Board and ten members from the Board of the Foundation Bellevue, a foundation established in Arnhem, who’s board members are appointed by and from ARCADIS’ international employee base of the ARCADIS group. Under the Articles of Association, certain transactions by ARCADIS must be approved by vote of at least eleven of the directors of the Stichting Prioriteit ARCADIS N.V.. Actions which require approval of the Foundation are as follows:

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

ARCADIS NV 1994 and 1996 Incentive Plan

ARCADIS NV had specific employee stock options plans for its American employees. At December 31, 2005, 287,664 (2004: 454,139) options were outstanding. These can be exercised at prices ranging from US$ 6.75 to US$ 15.00 (2004: US$ 6.75 and US$ 15.00); the average exercise price is US$ 10.20  (2004: US$ 9.77). During 2005, no options were granted under these plans. During 2005, 142,350 options were exercised (2004: 223,238) with exercise prices between US$ 6.75 and US$ 11.50 (2004: US$ 6.75 and US$ 11.50), while 24,125 options with exercise prices ranging from US$ 6.75 to US$ 15.00 were cancelled. The closing price of ARCADIS shares on NASDAQ on December 31, 2005, was US$ 31.60 (2004: US$ 18.42). One option entitles the holder to one share. On December 31, 2005, option holders had the opportunity to exercise 148,639 options at prices ranging from US$ 6.75 to US$ 14.60. These plans expired in 2003 and in May 2005, so that no new options may be granted under these plans. The options granted under these plans are valid for a ten-year period and generally become vested after a three-year period.

ARCADIS NV 2001 Long Term Incentive Share Option Plan

From 2001, a new worldwide option plan was introduced for the senior management of the Company. On May 13, 2005, 210,000 options were granted under this plan with an exercise price of € 17.94. In May and June, 28,220 options with exercise prices ranging from US$ 21.77 to US$ 23.01 were granted to the Corporate Director of Mergers & Acquisitions. In June 2005, 49,980 options were granted to the management and key staff of AYH related to the acquisition of the company. The exercise price is € 19.25. On December 31, 2005, a total number of 899,391 options were outstanding under the 2001 plan. The average exercise price is € 12.00. On December 31, 2005, option holders had the opportunity to exercise 167,200 options against prices varying from € 9.20 to € 10.79. The closing price of ARCADIS shares on Euronext on December 30, 2005 was € 26.80.

ARCADIS NV 2005 Long-Term Incentive Plan

In May 2005, the General Meeting of Shareholders agreed to a number of changes in the 2001 plan. These changes are the result of the implementation of the Dutch Corporate Governance Code, as well as the expiration of the ARCADIS 1996 Incentive Plan. Following are the primary changes that were introduced:

•                  In addition to rights to shares (option rights) other share-related incentives can be granted, such as Stock Appreciation Rights, Restricted Stock (units) and Incentive shares.

•                  The granting of (rights to) shares can be related to the goals or performance criteria as set by the ARCADIS NV Supervisory Board. This Committee also determines the moment at which the granted (rights to) shares can be exercised.

•                  The number of (rights to) shares totals 2,500,000. The plan has been extended to December 31, 2011. In its December 2005 meeting, the Supervisory Board approved the revised text of the 2001 plan, now titled the ARCADIS NV 2005 Long-Term Incentive Plan.

On May 13, 2005, and under the conditions of this plan, 40,000 conditional options ware granted to the members of the Executive Board against an exercise price of € 17,94. In addition, under of this plan, 60,000 options (with an exercise price US$ 21.01) were granted to the Corporate Director of Mergers & Acquisitions, and 149,968 options (with an exercise price US$ 21.14) were granted to the management and key staff of BBL related to the acquisition of that company. In May 2005 under the conditions of this plan, 17,000 conditional share units were granted to the members of the Executive Board, in line with the revised remuneration policy for the Executive Board as adopted by the General Meeting of Shareholders in May 2005. The administrative settlement of these options and shares will take place in the first quarter of 2006.

Overview of incentive shares granted

Provisional (rights to) shares granted on	Granted	Unconditional in	Amount	Expired
May 11, 2005	17,000	2008	191,418

Overview of options granted

Option plan from year	Maximum	Granted	Exercise price	Withdrawn	Exercised	Outstanding	Expiration date
1994	520,000	*) 51,878	US$9.13	35,752	16,126	0	03-26-2006
		74,500	US$9.13	34,442	35,058	5,000	03-26-2006
1996	850,000	99,695	US$11.50	38,000	59,195	2.500	04-01-2008
		*)305	US$11.50	—	305	0	04-01-2008
		82,500	US$6.75	25,270	44,360	12,870	03-17-2009
		122,123	US$6.75	28,900	62,495	30,728	05-17-2010
		*)6,627	US$6.75	—	2,605	4,022	05-17-2010
		110,937	US$8.00	36,700	29,390	44,847	05-23-2011
		*)7,813	US$8.00	—	3,810	4,003	05-23-2011
		31,779	US$9.44	—	24,717	7,062	06-14-2012
		*)3,221	US$9.44	—	2,147	1,074	06-14-2012
		10,000	US$10.25	—	—	10,000	05-09-2013
		60,000	US$11.50	9,600	—	50,400	06-13-2013
		30,000	US$8.70	2,000	—	28,000	08-18-2013
		*) 19,848	US$11.85	—	—	19,848	06-13-2013
		787	US$9.86	—	—	787	05-09-2013
		*)7,865	US$8.75	—	5,243	2,622	08-18-2013
		1,257	US$9.33	—	—	1,257	05-07-2013
		*) 1,088	US$10.06	—	—	1,088	08-08-2013
		*) 30,800	US$10.19	—	26,200	4,600	10-16-2013
		2,136	US$11.80	—	—	2,136	12-31-2013
		7,864	US$11.80	—	—	7,864	12-31-2013
		*) 1,456	US$13.70	—	—	1,456	06-29-2014
		*) 4,525	US$14.00	—	—	4,525	09-24-2014
		*) 5,200	US$14.29	—	—	5,200	10-15-2014
		*) 8,000	US$14.60	—	—	8,000	11-03-2014
		30,000	US$15.00	2,225	—	27,775	11-03-2014

Subtotals		812,204		212,889	311,651	287,664
1994/1996
2001	2,500,000	195,000	€9.20	5,000	140,000	50,000	05-22-2011
		254,100	€10.79	55,622	90,278	108,200	05-15-2012
		9,000	€8.50	—	—	9,000	08-28-2012
		290,250	€8.93	56,389	611	233,250	05-13-2013
		230,779	€8.50	3,682	—	227,097	10-16-2013
		210,000	€17.94	13,500	—	196,500	05-10-2015
		5,160	US$21.77	—	—	5,160	05-11-2015
		18,260	US$23.01	—	—	18,260	06-23-2015
		4,800	US$23.00	—	—	4,800	06-30-2015
		49,980	€19.25	2,856	—	47,124	06-23-2015

Subtotal 2001		1,267,329		137,049	230,889	899,391
2005		40,000	€17.94	—	—	40,000	05-10-2015
		60,000	€21.01	—	—	60,000	09-30-2015
		149,968	US$21.14	—	—	149,968	09-30-2015

Subtotal 2005		249,968		—	—	249,968
Total		2,329,501		349,938	542,540	1,437,023

*) “Unconditional”

A summary of the combined activities under ARCADIS Stock Option Plans for each year in the two-year period ended December 31, 2005 is as follows:

	Number of ARCADIS Shares	Exercise price range in US$	Number of ARCADIS Shares	Exercise price range in EUR
Balance — January 1, 2004	607,768	6.75 to 11.85	953,129	8.50 to 10.79
Granted	91,069	10.06 to 15.00	—	—
Exercised	(223,238)	6.75 to 11.50	(70,000)	9.20
Forfeited	(21,460)	6.75 to 11.50	(73,327)	8.50 to 10.79
Balance — December 31, 2004	454,139	6.75 to 15.00	809,802	8.50 to 10.79
Granted	28,220	21.77 to 23.01	509,948	17.94 to 21.14
Exercised	(142,350)	6.75 to 11.50	(160,889)	8.93 to 10.79
Forfeited	(24,125)	6.75 to 15.00	(37,722)	8.50 to 19.25
Balance — December 31, 2005	315,884	6.75 to 23.01	1,121,139	8.50 to 21.14

At December 31, 2005 and 2004, options to purchase 315,839 and 346,421 shares, respectively, were exercisable.

Total options outstanding and exercisable at December 31, 2005 were as follows:

	Options Outstanding			Options Exercisable
Option Price Per Share	Number	Weighted Average Life	Weighted Average Exercise Price Per Share	Number	Weighted Average Exercise Price Per Share
$6.75-8.50	96,470	4.8	$7.38	83,620	$7.29
$8.51-10.00	45,802	6.6	8.92	17,802	9.26
$10.01-11.50	68,588	7.2	11.21	8,188	10.57
$11.51-15.00	76,804	8.3	13.60	39,029	13.06
$15.01-20.00	—	—	—	—	—
$20.01-24.00	28,220	9.5	22.78	—	—
Total	315,884		Average 11.32	148,639	Average 9.22
EUR 8.50-11.00	627,547	7.0	EUR 9.11	167,200	EUR 10.19
EUR 11.01-17.00	—	—	—	—	—
EUR 17.01-22.00	493,592	9.5	19.41	—	—
Total	1,121,139		Average 13.65	167,200	Average 10.19

Purchase or issuance of shares

Regarding the ARCADIS Incentive plans, the intention is to minimize dilution by purchasing (a portion of) the shares needed for these plans. In 2005, no shares were issued as a result of options being exercised (2004: 215,238). The following amounts of shares were purchased:

Year	Number of shares	Price at time of purchase
2002	300,000	€ 10.75
2003	112,972	€ 7.74 to € 8.65
2004	500	€ 8.65
2004	11,400	US$18.40 to US$18.65
2005	217,013	€ 18.25 to € 27.24
2005	115,033	US$17.00 to US$30.94

In 2005, the Company repurchased 217,013 shares against a price ranging from € 18.25 to € 27.24, and 115,033 shares against a price ranging from US $ 17.00 to US $ 30.94; these shares are to cover the options granted. This temporary repurchase has been deducted from the Other Reserves.

Of the shares purchased, a total number of 303,239 throughout 2005 have been placed back in the market through the exercise of options. The net proceeds were € 2,624,000-.

Outstanding shares of common stock:

	January 1	Issuing shares	Repurchase shares	Reissuing shares	December 31
2004	20,017,405	215,238	11,900	78,000	20,298,743
2005	20,298,743	—	332,046	303,239	20,269,936

Additional paid-in capital. Additional paid-in capital represents the premium paid in excess of par value of shares at the time of issuance of new shares or exercise of stock options. If ARCADIS declared a distribution to shareholders of additional paid-in-capital, at least EUR 17.6 million of the additional paid-in capital would not be taxable under the 1964 Dutch income tax legislation.

At the end of 2005 an agreement was made with the Lovinklaan foundation, ARCADIS’ largest shareholder, that this foundation would pay ARCADIS € 6,509 to support an adjustment of the early retirement plan for Dutch employees (see note 10). Such payment by a shareholder is considered additional paid-in capital.

                Retained earnings.   The Executive Board is authorized to propose to the Annual General Meeting of Shareholders, with the approval of the Supervisory Board, which part of the profit shall be paid as dividend. That which remains shall be added to the equity of the Company. The holder of the priority shares is entitled to a dividend of 5% of the par value of the priority shares. For fiscal year 2005, the Executive Board with the approval of the Supervisory Board proposes to present for approval by the Annual General Meeting of Shareholders a dividend amount of EUR 13.4 million which represents a dividend of EUR 0.66 per outstanding share of common stock. On May 17, 2006, the Annual General Meeting of Shareholders of ARCADIS NV approved the 2005 dividend proposal. For fiscal year 2004, a dividend was proposed and accepted amounting to EUR 0.48 per outstanding share of common stock. There are no restrictions on the distribution of retained earnings.

NOTE 14.  COMMITMENTS AND CONTINGENT LIABILITIES

   Banks have issued guarantees (performance bonds) up to the amount of € 40.0 million (2004: € 37.7 million).

    Payments made under non-cancelable operating leases during 2005 and 2004 were EUR 29.6 million and EUR 32.8 million respectively. Commitments on account of rent and operational lease contracts amount to €  142.6 million (2004: € 121.6 million). Future minimum payments for these non-cancellable operating leases during the next five years and thereafter are as follows (in millions of EUR):

Years ending December 31,	Amount Operational Lease
2006	34.4
2007	27.3
2008	22.2
2009	18.7
2010	25.8
Thereafter	14.2

Total	142.6

At December 31, 2005, ARCADIS had EUR 26.8 million commitments arising from acquisitions and participations.

Litigation

ARCADIS N.V. and its group companies are from time to time involved in litigation issues, all of which are contested. Also based on legal advice, management believes that the outcome of pending cases will not have a material effect on the consolidated financial condition of Arcadis N.V. but could be material to the Company’s operational results in any one accounting period.

Guarantees

As a partner in a number of partnerships, ARCADIS is liable for the contractual obligations these companies enter into. The potential risk pertaining to these obligations amounted to € 0.3 million (2004: € 0.4 million).

NOTE 15. OPERATIONAL COST

The operational cost for the years 2005 and 2004 consist of following items:

	2005	2004
Salaries and wages	349,966	325,497
Social charges	55,284	51,152
Pension and early retirement charges	15,574	16,791
Other personnel costs including temporary labor	63,657	55,280
Total personnel cost	484,481	448,720
Occupancy expenses	42,986	42,919
Travel expenses	32,274	29,615
Office expenses	23,308	19,659
Other operational cost	44,636	40,075
	627,685	580,988

Option expenses

In accordance with IFRS 2, the company’s stock option plans qualify as so-called equity-settled plans. As a consequence, the company has to charge the fair value of the stock options against income (spread over the vesting period). The amount is taken into account in equity directly.

Under other personnel cost an amount of € 0.6 million is included for the options granted to personnel in 2005, 2004 and 2003 under the different option plans. In calculating the amount, the fair value of each option was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected dividend yield	3.5
Risk-free interest rate	4.0%
Expected volatility	35%
Expected life of option	5 years
Expected forfeitures	15%

Incentive shares

On May 11, 2005, the Annual General Meeting of Shareholders approved the conditional granting of 17,000 incentive shares to the members of the Executive Board. The costs of this grant amount to EUR 0.2 million. These costs are amortized over the three-year period because the grant becomes unconditional after three years. The expenses for 2005 amount to EUR 0.1 million and are included in the other personnel costs.

The following parameters were used to calculate the costs:

Share price at grant date	€17.94
Expected dividend yield	2.57%
Risk-free interest rate	3.30%
Foregone dividend	7.2%
Performance discount	30.0%

Options and shares granted are conditional in nature and depend on attaining a performance measure after three years. The performance measure is Total Shareholder Return (TSR), defined as share price increase plus dividend. This measure stimulates the creation of shareholder value in the longer term.

Each year, a three-year cycle begins, whereby achievements are measured at the end of the period against a peer group of companies of comparable size and breadth. ARCADIS’ position in the peer group (10 companies including ARCADIS) determines whether the (conditional) options and shares granted earlier become unconditional.

The following table indicates the number of options and shares that can become unconditional at the end of each three-year period depending on ARCADIS’ relative position in comparison to the peer group.

Position against peer group	Number of conditional options and shares that become unconditional
First	150%
Fourth	100%
Seventh	50%
Below seventh	0%
Between first and seventh	Determined by interpolation

Pension costs

Per January 1, 2004, the pension plan for Dutch employees, excluding employees of PRC, was changed into a pension plan that is classified as a defined contribution plan under IFRS. This means that, except for the pension premium, this plan does not affect ARCADIS’ results and balance sheet. The introduction of new legislation on January 1, 2006 however impact the early retirement plan. The Lovinklaan Foundation, which — as a major ARCADIS shareholder — acts in the interest of employees, pledged funding to correct this impact. The required (non-recurring) donation of € 9.5 million to the pension fund was charged against 2005 income. Thanks to the € 6.5 million capital contribution by the Lovinklaan Foundation, the effect (after taxes) on ARCADIS equity was zero.

Due to the transition of the PRC pension plan by the end of 2005 to a defined contribution plan under IFRS, a provision of € 13.1 million was released to income in 2005. In the 2004 IFRS income statement a benefit of € 1.2 million was recorded regarding this plan. The transition to a defined contribution plan required in 2005 a one time additional donation to the PRC pension fund of € 2.3 million.

NOTE 16. TAXES ON INCOME

The tax effects of significant timing differences that give rise to year-end deferred tax assets and liabilities are offset within each taxable entity. Deferred tax assets in excess of these amounts are recognized if their realization is more likely than not.

The geographic breakdown of income before taxes, including income before taxes from non-consolidated companies and long-term investments and including gross extraordinary items in 2005 and 2004 are as follows:

	2005	2004
The Netherlands	12,442	7,891
Foreign	41,484	26,612
Income before taxes	53,926	34,503

The geographic breakdown of income taxes in the Consolidated Statements of Income is as follows:

	2005	2004
Current tax	(5,420)	2,165
The Netherlands	11,994	10,395
Foreign	6,574	12,560
Deferred tax	6,824	(424)
The Netherlands	3,944	(1,736)
Foreign	10,768	(2,160)
Total taxes	17,342	10,400

At December 31, 2005, operating loss carry-forwards for tax purposes amounted to EUR 13.0 million which can be carried forward indefinitely. Net operating losses of EUR 0.0 million were utilized during 2005 and 2004.

The following table reconciles the normal corporate tax rate in the Netherlands to the effective consolidated rates:

	2005	2004
Nominal tax rate in the Netherlands	31.5%	34.5%
Foreign tax rate differences	2.9	0.7
New loss carry forwards	—	0.2
Settlements	(0.1)	(1.0)
Amortization of identifiable intangible assets	0.8	0.4
Income from non-consolidated companies	(0.8)	(2.4)
Non-taxable profits	(1.9)	(4.3)
Non-deductible expenses	0.4	0.5
Change in corporate tax percentage Netherlands	(0.6)	1.5
Effective tax rates	32.2%	30.1%

Non taxable items relate mainly to income from non-consolidated companies and long-term investments, amortization of goodwill and the gain on the sale of investments.

At December 31, 2005, approximately EUR 76.6 million of retained earnings were considered to be permanently reinvested by certain foreign subsidiaries. It is not practicable to estimate the amount of the unrecognized deferred tax liability for these undistributed earnings. Consequently, deferred taxes have not been provided for unremitted earnings of these subsidiaries.

NOTE 17.  PENSION PLANS

As declared in note 12 and 15 ARCADIS has under IFRS by the end of 2005 no pension plans that qualify as defined benefit pension plans. Under IFRS ARCADIS has for certain employees collective defined contribution pension plans which qualify as defined benefit plans under US GAAP. The benefits under these plans are based primarily on years of service and employees’ compensation near retirement. The funding policy of the plans is consistent with local requirements. Obligations under the defined benefit plans are met by systematically depositing funds with the trustees or separate foundations, under insurance policies, or by financial statement accruals. The actuarial calculations are made with use of the Projected Unit Credit Method. Expected Return is a component of the determination of the pension expense. The difference between Actual Return and Expected Return is recorded as an Unrecognized Net Gain or Loss on the balance sheet. The Unrecognized Net Gains or Losses are in accordance with the corridor approach and amortized when it exceeds 10% of the larger of the beginning balance of the projected benefit obligation or the market-related value of plan assets. Amortization of the excess unrecognized net gain or loss is included as a component of pension expense.

Pension costs included in the Consolidated Statements of Income as computed under IFRS for the plans that are considered to be defined benefit pension plans under US GAAP, amounted to EUR 7.4 million charge in 2005 and EUR 15.5 million charge in 2004.

Pension costs for these plans computed in compliance with US GAAP in accordance with Financial Accounting Standards Board Statement No. 87, “Employer’s Accounting for Pensions” (“SFAS 87”) for the years ended December 31, 2005 and 2004 were as follows:

	2005	2006
Service cost-benefit earned during the period	15,277	13,200
Interest cost on projected benefit obligations	31,574	33,900
Expected return on plan assets	(35,230)	(36,600)
Net amortization , deferral and other*	2,563	15,400
Net pension cost	14,184	25,900

*                    includes for 2004 a revision of the estimate of the net
projected benefit obligation associated with PRC acquisition.

Reconciliation of pension costs:

	2005	2004
Employer contribution	20,533	15,500
Unused amounts of pension provisions	(13,100)	—
Net pension cost under IFRS	7,433	15,500
Net pension costs in compliance with US GAAP	14,184	25,900
Reconciling item of net income	(6,751)	10,400

The funded status of these defined benefit pension plans for US GAAP purposes was as follows:

	2005		2004
	Assets exceed accumulated benefits	Accumulated benefits exceed assets	Accumulated benefits exceed assets
Change in Projected Benefit Obligation
Benefit Obligation at beginning of the year	634,200	63,100	590,200
Addition PRC	—	—	56,800
Service cost	13,449	1,828	13,200
Interest cost	28,632	2,942	33,900
Plan participants’ contributions	3,188	764	3,500
Benefits paid	(29,206)	(2,002)	(29,400)
Actuarial (gain)loss, including changes in assumptions	3,581	4,281	29,100
Benefit obligation at end of the year	653,844	70,913	697,300

Change in plan assets
Fair value of plan assets at beginning of year	596,400	46,600	561,700
Addition PRC	—	—	42,500
Actual return on plan assets	88,010	9,207	49,200
Employer contribution	18,882	1,604	15,900
Plan participants’ contributions	3,188	764	3,100
Benefits paid	(29,206)	(2,002)	(29,400)
Fair value of plan assets at end of year	677,274	56,173	643,000

Prepaid /(accrued) benefit costs
Funded status	23,430	(14,740)	(54,300)
(Asset) at transition	—	—	(51)
Unrecognized actuarial loss	44,324	315	120,600
Unrecognized prior service cost	13,138	403	(5,552)
Prepaid/accrued benefit cost	80,892	(14,022)	60,697

Classification of the net balances is as follows:
Prepaid benefit costs	80,892	—	—
Accrued benefit liability	—	(13,652)	(38,900)
Accumulated other comprehensive income	—	—	99,597
Prepaid benefit costs, net	80,892	(13,652)	60,697

The Accumulated Benefit Obligation (ABO) amounted to EUR  648.8 million at December 31, 2005 for defined benefit pension plans where assets exceed accumulated benefits and EUR 69.8 million for defined benefit pension plans where accumulated benefits exceed assets. The Accumulated Benefit Obligation (ABO) amounted to EUR 681.9 million at December 31, 2004.

The pension plan asset allocation for the years 2005 and 2004, and the target allocation for 2006 for the pension plan in the Netherlands by asset category are as follows:

	Target allocation 2006	Percentage of plan assets at December 31, 2005	Percentage of plan assets at December 31, 2004
Bonds
—Government	12.5%	14.5%	10.1%
—Credits	20.0	13.1	18.7
—High yield	7.5	4.7	7.8
Equity securities
—Mature markets	30.0	37.2	34.9
—Emerging markets	5.0	10.2	7.3
Real estate	20.0	8.6	5.5
Hedge funds	5.0	8.9	12.6
Other	—	2.8	3.1
Total	100%	100%	100%

Furthermore risk will be reduced by reducing the gap between the duration of the liabilities and the duration of the assets. Instruments that will be used are Interest Rate Swaps and Swaptions.

In 2005, the Pension Fund evaluated the long-term investment strategy. The conclusion of the Asset Liability Management study was that because of new rules of the Dutch authorities the fund can no longer accept the same risks as it accepted in the past. Therefore the board of the Pension Fund decided that the new strategic asset mix will be as stated in the table above. In the Asset liability Management Study the following assumptions were made for the expected returns:

Category	Percentage
Bonds
—Government	4.0%
—Credits	4.4
—High yield	5.1
Equity securities
—Mature markets	7.0
—Emerging markets	8.8
Real estate	5.2
Hedge funds	5.3
Expected return	5.6

The overall expected long-term return is a weighted-average of the expected returns from the distinguished asset categories.

The expected returns on bonds are based on the market capital rate at the end of 2005. The returns on equities are based on the bond return plus historical data based premium of 3% for the higher risk on equities. The expected return on hedge fund is the return on cash (2%) plus premium of 3.3%. The Pension Fund has decided to invest in “fund-of-fund” hedge funds with a very low tracking error. The fund-of-fund hedge funds invest in non-directional strategies in order to attain a diversification that leads to an investment portfolio with a low correlation to stock markets. The fund-of-fund hedge funds in which the Pension Fund invests realized returns that were higher than the assumed 5.3% in the Asset Liability Management study. In order to be prudent, with 3.3% the Pension Fund has decided for a premium that is on the low side of the range. The returns on real estate is in range with the maximum assumption that the Dutch authorities (De Nederlandsche Bank) allows a pension fund to use for this category.

Most of those assets were purchased and managed by investment funds of external investment managers: ING, Robeco, Delta Lloyd, Frank Rusell and Fagoed. Only a small part of the assets (2%) are managed by the fund itself.

The benefits that will be paid in the next 10 years are estimated as follows:

Benefits	Millions of EUR
2006	31.0
2007	31.1
2008	32.8
2009	34.6
2010	35.8
2011 - 2015	183.5

In the next fiscal year (2006), the contribution to the plan was estimated at EUR 20.7 million.

The obligations with respect to pension plans were determined using the following rates:

	2005	2004
Discount rate	4.00%	4.50%
Assumed long-term rate of compensation increase	2.00	2.00
Expected long-term rate of return on plan assets	5.50%	5.50%

Plan assets principally consist of long-term interest earning investments, quoted and listed securities, and real estate assets.

The principal defined benefit plans referred to above cover approximately 22% of ARCADIS employees. The remaining plans primarily represent defined contribution plans. Expenses for these plans totaled EUR 5.9 million in 2005 and EUR 2.0 million in 2004 under both IFRS and U.S. GAAP.

Due to the increase of stock markets in 2005, the value of plan assets exceeded the accumulated benefit obligation for the defined benefit pension plan for Dutch employees excluding employees of PRC. For the defined benefit plan for the employees of PRC the accumulated benefit obligation for the defined benefit plan exceeded the value of plan assets. As a consequence, the Company recognized in 2005 additional provisions for minimum pension liabilities. This provision amounted to € 13.7 million.

Due to the substantial decline of stock markets in previous years, the accumulated benefit obligation for the defined benefit plan exceeded the value of plan assets. As a consequence, the Company recognized an additional provision for minimum pension liabilities amounted to € 99.6 million before taxes at December 31, 2004 and was created through a direct charge against shareholders’ equity. After taxes, the amount was € 65.5 million.

NOTE 18. Application of Generally Accepted Accounting Principles in the United States of America

The International Financial Reporting Standards (IFRS) applied in the preparation of the Consolidated Financial Statements of ARCADIS N.V. differ in some respects from those generally accepted in the United States of America (U.S. GAAP). Those differences which have a material effect on net income and/or shareholders’ equity are as follows:

(a) Under U.S. GAAP, the excess of the purchase price over the fair value of identifiable net assets acquired (“goodwill”) is capitalized. Prior to the adoption of SFAS 141 and SFAS 142, goodwill was amortized over its estimated useful life ranging between 10 and 25 years. Since the adoption of SFAS 141, which applies to all business combinations completed after June 30, 2001, and the adoption of SFAS 142, which applies to all existing goodwill since January 1, 2002, goodwill is no longer amortized, but an annual impairment test is performed on the remaining unamortized goodwill. At year-end 2005, goodwill for US GAAP purposes exceeded the amount capitalized under IFRS by EUR 33.2 million, compared to EUR 39.3 million at the end of 2004 because the company continued amortizing goodwill until the adoption of IFRS. The Company performs its annual impairment test as of the end of December each year. From 2004 onward IFRS is applied in the preparation of the Consolidated Financial Statements of ARCADIS N.V. and from then goodwill is no longer amortized, but an annual impairment test is performed on the remaining unamortized goodwill.

Under IFRS ARCADIS has by the end of 2005 capitalized EUR 7,270 goodwill for contingent payments for acquisitions that are performance dependent. Under U.S. GAAP this goodwill would not be capitalized until the contingency is resolved.

The total amount of capitalized goodwill for the years 2005 and 2004 is as follows:

Capitalized goodwill

	2005	2004
Capitalized under IFRS	115,983	49,926
Capitalized goodwill for performance dependent after payments	(7,270)	—
Included in reconciliation of Equity	40,469	38,894
Total capitalized goodwill under US GAAP	149,182	88,820

The allocation of capitalized goodwill for the years 2005 and 2004 by reportable segment is as follows:

	2005	2004
The Netherlands	30,751	30,095
United States	76,122	23,617
Other European Countries	33,641	28,030
Rest of world	8,668	7,078
Total	149,182	88,820

(b) Pension costs included in the Consolidated Statements of Income are computed in accordance with IFRS. At December 31, 2005 ARCADIS only has pension plans that qualify as Defined Contribution plans under IFRS.

Under U.S. GAAP certain pension plans qualify as defined benefit plans. The service costs for the defined benefit pension plans are based on calculations using actuarial assumptions which, among others, include estimated future salary increases and estimated employee turnover related to resignations, dismissals and disability, and the present value is calculated by applying a discount rate of 4.00% for 2005 and 4.50% for 2004. Moreover, net periodic pension costs are reduced by credits, if any, representing amortization of overfunding of the Fund, which is calculated by valuing plan assets at fair market value.

The difference between the pension cost determined under SFAS 87 (U.S. GAAP) and the one determined under IFRS is shown in Note 17.

(c) Under IFRS, net deferred tax liabilities are classified as noncurrent assets or liabilities. Under U.S. GAAP, deferred tax liabilities are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting. Deferred tax assets related to carryforwards are classified according to the expected reversal date of the carryforward.

(d) The companies AAFM B.V. (Netherlands) and Grupo EP (Spain) in which ARCADIS holds a 50% interest and the company Biogás Energia Ambiental S.A. (Brasil) in which ARCADIS holds a 33.33% interest are included in the consolidated financial statements over 2005 on a proportional basis in conformity with IFRS. Furthermore over 2004 the companies Grupo EP (Spain) and AAFM B.V. (Netherlands) in which ARCADIS held a 50% interest per December 31, 2004 are included in the consolidated financial statements over 2004 on a proportional basis in conformity with IFRS. Under U.S. GAAP, the investment in a joint venture should be accounted for under the equity method. This departure from U.S. GAAP would have no effect on shareholders’ equity and net income. The financial statements prepared in conformity with IFRS include the following amounts in respect of those investments:

Pro rata summarized financial information

	2005	2004
Current assets	6,727	44,126
Non-current assets	1,898	15,869
Total assets	8,625	59,995
Current liabilities	5,012	40,926
Non-current liabilities	1,842	6,101
Minority interest	0	1,302
Total liabilities	6,854	48,329
Shareholders’ Equity	1,771	11,666
Gross revenue	51,351	88,307
Group income from operations	1,883	2,015

(e) The gross revenue, net income and basic net income per share of 2005 and 2004 are influenced by discontinued operations as follows:

Influence of discontinued operations

	2005	2004
Gross revenue of continuing operations	995,784	881,822
Gross revenue of discontinued operations	5,315	18,959

Net income of continuing operations	29,618	21,197
Net income of discontinued operations	3,796	979

Basic net income per share from continuing operations	1.46	1.05
Basic net income per share from discontinued operations	0.19	0.05

(f) Under IFRS, the balance sheet item Cash and Cash equivalents includes an amount of EUR 0.3 million at December 31, 2005 (EUR 0.6 million at December 31, 2004) which is restricted for payments of taxes and social securities, and therefore not freely available. Restricted amounts would not be included in cash and cash equivalents under U.S. GAAP.

(g) Under IFRS, the balance sheet item Other long-term liabilities includes an amount of EUR 4.0 million at December 31, 2005 which under U.S. GAAP would be classified as current liabilities.

Reconciliation of Net Income

	2005	2004
Net income in accordance with IFRS	33,414	22,176
Adjustments:
Pensions (b)	(6,751)	(10,400)
Income tax effect of above adjustments	1,939	3,276
Option costs	—	239
Effect from change in tax rate	(488)	(250)
Net income in accordance with U.S. GAAP	28,114	15,041
Basic net income per common share in accordance with U.S. GAAP	1.39	0.75
Diluted net income per common share in accordance with U.S. GAAP	1.35	0.74
Weighted average number of shares of common stock in accordance with U.S. GAAP (in thousands)	20,261	20,140

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

(h) In accordance with IFRS, IFRS 2 has been applied for 2004 and 2005. In 2004 the company applied APB 25, whereby no compensation costs were included in net income. A reconciling item of EUR 365 pre-tax is recorded in the reconciliation of net income. As of 2005, the company has elected to apply SFAS 123R, as a result of which there no longer is any material difference with IFRS 2.

The company recognized a deferred tax asset under IFRS for the estimated tax benefits to the extent that it is probable that these tax benefits will be realized in the near future. Under FAS 123R the company may only recognize tax benefits to the extent that they are realized. Therefore, the deferred tax asset of EUR 1,960 is reversed in shareholders equity

Reconciliation of Shareholders’ Equity

	2005	2004
Shareholders’ equity in accordance with IFRS	176,203	136,371
Adjustments to reported shareholders’ equity, net of tax:
Goodwill (a)	40,469	38,894
Pensions (b)	67,239	(25,055)
Deferred tax assets related to options	(1,960)	—
Income tax effect of above adjustments	(19,902)	8,125

Shareholders’ equity in accordance with U.S. GAAP	262,049	158,335

Roll forward of Shareholders’ equity in accordance with U.S. GAAP

Balance at January 1, 2004	173,299
Net income 2004	15,041
Dividends declared	(9,647)
Own share purchase for granted options	(158)
Exercises of options	704
Issuance of shares of common stock	1,667
Pensions	(15,021)
Foreign currency translation adjustment	(7,550)

Balance at December 31, 2004	158,335

Net income 2005	28,114
Dividends declared	(9,745)
Own share purchase for granted options	(6,562)
Exercises of options	2,624
Option costs and taxes	1,527
Pensions	69,727
Foreign currency translation adjustment	11,520
Additional paid-in capital	6,509

Balance at December 31, 2005	262,049

Comprehensive income

Comprehensive income/(loss) encompasses all changes in shareholders’ equity (except those arising from transactions with owners). The comprehensive income and accumulated other comprehensive income as shown below, are presented based on U.S. GAAP numbers, and for the years ended December 31, 2005 and 2004 were as follows:

	Comprehensive Income (net of tax)	Accumulated other comprehensive income
Balance - January 1, 2004		(61,637)
Comprehensive income
Net income	15,041
Provision minimum pension liability	(14,933)	(14,933)
Foreign currency translation	(7,550)	(7,550)
Other changes	59	59
Comprehensive income	(7,383)

Balance - December 31, 2004		(84,061)
Comprehensive income
Net income	28,114
Provision minimum pension liability	69,727	69,727
Foreign currency translation	11,520	11,520
Other changes	69	69
Comprehensive income	109,430

Balance - December 31, 2005		(2,745)

Pension additional minimum liability includes tax effects charged/added directly to shareholders’ equity of € 29.3 million (charged) for the year ended December 31, 2005 and EUR 6.9 million (added) in 2004.

Foreign currency translation adjustments have no tax effect.

NOTE 19. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

In view of the short-term turnaround times involved, the book value of cash and cash equivalents, receivables and current liabilities approximates fair value.

The fair value of ARCADIS’ long term debt does not materially differ from the carrying value because the main part of the outstanding long term debt is maturing in 2006.

NOTE 20. Explanation of transition to IFRS

As stated in the valuation principles, these are ARCADIS N.V.’s first consolidated financial statements in accordance with IFRS.

The valuation principles detailed in note 1 have been applied in preparing the financial statements for the year ended December 31, 2005, the comparative information presented in these financial statements for the year ended December 31 2004 and in the preparation of an opening IFRS balance sheet at January 1,2004 (the ARCADIS N.V.’s date of transition).

In preparing its opening IFRS balance sheet, ARCADIS N.V. has adjusted amounts reported previously in financial statements prepared in accordance with its former basis of accounting. An explanation of how the transition from Dutch GAAP to IFRS has affected the ARCADIS N.V.’s financial position and financial performance is detailed in the following tables and the notes that accompany the tables.

Reconciliation of the consolidated balance sheet as of December 31, 2004 to IFRS

	December 31, 2004			January 1, 2004
Assets	Previous GAAP	IFRS effect	IFRS	Previous GAAP	IFRS effect	IFRS

Non-current assets
Intangible assets	53,095	2,261	55,356	41,391	—	41,391
Tangible assets	42,328	1,307	43,635	44,872	1,174	46,046
Investments in non-consolidated companies	—	5,597	5,597	—	4,663	4,663
Other investments	13,685	(5,597)	8,088	12,391	(4,663)	7,728
Deferred tax assets	—	9,676	9,676	—	4,036	4,036

Total non-current assets	109,108	13,244	122,352	98,654	5,210	103,864

Current assets
Inventories	27,715	(27,247)	468	15,208	(15,008)	200
(Un)billed receivables	205,423	65,881	271,304	202,134	53,429	255,563
Cash and cash equivalents	48,219	—	48,219	31,258	—	31,258

Total current assets	281,357	38,634	319,991	248,600	38,421	287,021

Total	390,465	51,878	442,343	347,254	43,631	390,885

Equity and liabilities

Shareholders’ equity
Share capital	1,030	—	1,030	1,022	—	1,022
Additional paid-in capital	37,644	—	37,644	35,985	—	35,985
Reserve exchange rate differences	(17,342)	13,709	(3,633)	(13,709)	13,709	—
Retained earnings	104,198	(25,044)	79,154	113,240	(25,284)	87,956
Net income	20,139	2,037	22,176

Total shareholders’ equity	145,669	(9,298)	136,371	136,538	(11,575)	124,963
Minority interest	8,975	19	8,994	7,557	—	7,557

Group equity	154,644	(9,279)	145,365	144,095	(11,575)	132,520

Non-current liabilities
Provisions	12,366	15,053	27,419	9,403	9,611	19,014
Deferred tax liabilities	7,709	4,420	12,129	10,565	4,035	14,600
Long-term debt	12,004	962	12,966	29,724	726	30,450

Total non-current liabilities	32,079	20,435	52,514	49,692	14,372	64,064

Current liabilities
Billings in excess of cost	—	40,273	40,273	—	40,385	40,385
Corporate tax liabilities	9,873	—	9,873	5,456	—	5,456
Trade and other liabilities	193,869	449	194,318	148,011	449	148,460

Total current liabilities	203,742	40,722	244,464	153,467	40,834	194,301

Total	390,465	51,878	442,343	347,254	43,631	390,885

amounts in thousands of euros unless otherwise stated

Reconciliation of the consolidated statement of income for the year ended December 31, 2004

	Previous GAAP	IFRS effect	IFRS
Net sales	900,930	(6,525)	894,405
Gain on sale of investments	—	6,525	6,525
Change in work in progress	(149)	—	(149)

Gross revenue	900,781	—	900,781
Materials, services of third parties and subcontractors	(268,244)	—	(268,244)

Net revenue	632,537	—	632,537
Operational cost	(581,675)	687	(580,988)
Depreciation	(15,648)	(6)	(15,654)
Amortization identifiable intangible assets	(2,558)	2,182	(376)

Operating income	32,656	2,863	35,519
Financial items	(3,464)	—	(3,464)

Income before taxes	29,192	2,863	32,055
Taxes	(9,593)	(807)	(10,400)

Income of consolidated companies after taxes	19,599	2,056	21,655
Income of non-consolidated companies and long-term investments	2,448	—	2,448

Group income after taxes	22,047	2,056	24,103

Attributable to:
Net income (Equity holders of the parent)	20,139	2,037	22,176
Minority interest	1,908	19	1,927

amounts in thousands of euros unless otherwise stated

There are no material differences between the cash flow statement presented under IFRS and the cash flow statement presented under previous GAAP.

Description of adjustments resulting from the implementation of IFRS (with respect to 2004)

Goodwill

Under IFRS, goodwill is no longer amortized. Instead an annual (or more frequent if needed) impairment test is performed to assess if the expected cash flow still warrants the capitalized amounts. The amounts that are paid at the time of acquisition for identifiable intangible assets are capitalized and amortized over the economic lifetime of the assets.

Up to and including 2004, goodwill was amortized according to Dutch GAAP. The amount related to the amortization was € 2,558. Of this amount, € 376 has been earmarked as amortization on identifiable intangible assets. The remaining amount of € 2,182 concerns goodwill amortization. In the comparative figures for 2004, this amount has been added to income.

Work-in-progress

The first change concerns the treatment of proposal costs. Some operating companies used to treat proposal cost as work- in- progress by earmarking these costs as project related after the project contract had been signed. IFRS has a more stringent regimen for the capitalization of costs. In the comparative balance sheet for year-end 2004 for work-in-progress, this leads to a reduction by € 2,634. Of this amount, and after subtraction of a deferred tax credit of € 830, € 1,804 has been charged to shareholders’ equity.

A second adjustment concerns the general overhead cost as a pricing component that is charged to projects. IFRS prohibits the capitalization of general overhead cost in work-in-progress through pricing. ARCADIS used to charge projects against a full cost price, adding general indirect cost. Because ARCADIS uses the percentage-of-completion method for project assessment, the new valuation principle only has an effect on loss-making projects. In that case, a provision was formed in which the amount of indirect cost was too high. Application of IFRS leads to an increase in the year-end 2004 balance sheet work-in-progress of € 618, which has been added to shareholders’ equity. After taxes, this amounts € 424.

These new valuation principles do not lead to a different result, only to a timing difference in result taking. The 2004 income therefore has not been adjusted.

Deferred compensation

Since 2004, ARCADIS has had a pension plan that qualifies as a defined contribution plan for its Dutch employees. For the employees of PRC, a pension plan that qualifies as a defined benefit plan is in place. For German and French companies limited plans that qualify as defined benefit plans are in place. IFRS (IAS 19) requires that these defined benefit plans have a € 14,960 provision created and charged to shareholders’ equity in the 2004 opening balance sheet. After tax, € 10,231 has been charged to shareholders’ equity. The 2004 net income was increased by € 668 net based on actuarial calculations related to these pension plans.

A relatively small number of staff are eligible for jubilee payments. A € 1,000 provision was created on the balance sheet for these payments, which after taxes has been charged to shareholders’ equity (€ 685).

Option costs

IFRS requires that costs for options that have been issued after November 7, 2002 and that will become vested after January 1, 2005 be included in the results, distributed over the period in which they are conditional. In the case of ARCADIS, this is three years. The cost, amounting to € 365 in 2004 (after tax € 239) has been charged to the 2004 result. Because ARCADIS’ option plans options can only be converted into shares, this amount has been added to shareholders’ equity.

Provision for doubtful debtors

IFRS prohibits the existence of a dynamic provision for doubtful debtors. The total provision has therefore been evaluated and distributed to outstanding receivables. The surplus that remained after the evaluation to the amount of € 203 was added to shareholders’ equity.

Exchange rate differences

The cumulative reserve for exchange rate differences has been balanced at January 1, 2004 with the retained earnings. Future exchange rate differences will be registered separately.

Other changes

The investigation into the effects of the introduction of IFRS has led to small changes in income in different parts of the company, resulting in a total net income reduction of € 55.

Change in corporate tax rate in the Netherlands

Part of the items mentioned above relate to the Dutch part of the Company. To the extent that these items caused deferred taxes, the percentage change in corporate tax in the Netherlands as of January 1, 2005 affected this deferral. This caused a negative effect to the amount of € 519 on the adjusted income statement for the year ended Decembr 31, 2004.

Adjusted results 2004:

Because of the above changes, the results for 2004 have been adjusted as follows.

2004

Published net income (NL GAAP)	20,139

IFRS Adjustments
Amortization of goodwill	2,182
Pensions	1,082
Option costs	(365)
Other adjustments	(55)
Corporate tax	(288)
Change in tax percentage	(519)
Total adjustments	2,037

Net income according to IFRS	22,176

Adjusted shareholders’equity
Based on the above, the shareholders’equity has been adjusted as follows.

	December 31, 2004	January 1, 2004

Published shareholders’ equity	145,669	136,538

Adjustments
Adjustment net income 2004, excluding the effect of a change in tax rate	2,556	—
Option costs 2004 in favor of shareholder’s equity	239	—
Work in progress net of tax	(1,380)	(1,321)
Provision for pensions net of tax	(10,231)	(9,802)
Provision for jubilee payments net of tax	(685)	(655)
General provision for doubtful debtors	203	203
Total adjustments	(9,298)	(11,575)

Adjusted shareholder’s equity	136,371	124,963

Amounts in thousands of euros unless otherwise stated

ITEM 19. EXHIBITS

Exhibit No.	Exhibit Description
1.1	Articles of Association of ARCADIS N.V. (Incorporated herein by reference from Exhibit 1.1 of ARCADIS N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003).

4.1

Employment Agreement, dated January 27, 1994, by and between ARCADIS N.V. and Harrie L.J. Noy, as amended on June 19, 2000 (Incorporated herein by reference from Exhibit 4.1 of ARCADIS N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003).

4.2

Employment Agreement, dated January 20, 2000, by and between ARCADIS N.V. and C. Michiel Jaski (Incorporated herein by reference from Exhibit 4.2 of ARCADIS N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003).

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

4.6	Heidemij N.V. 1996 Incentive Plan. (Incorporated herein by reference from Exhibit 4.1 of ARCADIS N.V.’s Registration Statement on Form S-8, filed on January 14, 1997).

4.7	Heidemij N.V. 1994 Incentive Plan (Incorporated herein by reference from Exhibit 4.3 of ARCADIS N.V.’s Registration Statement on Form S-8, filed on March 11, 1994).

4.8	ARCADIS N.V. 2005 Long-Term Incentive Plan.

4.9	Employment Agreement, dated January 17, 2006, by and between ARCADIS N.V. and Friedrich Schneider.

4.10	Employment Agreement, dated April 4, 2006, by and between ARCADIS N.V. and Ben A. van der Klift.

8.1	Subsidiaries of ARCADIS N.V. as of December 31, 2005.

11.1	ARCADIS General Business Principles (Incorporated herein by reference from Exhibit 11.1 of ARCADIS N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003).

12.1	Certificate of Principal Executive Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Principal Financial Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1	Certificate of Principal Executive Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.2	Certificate of Principal Financial Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Dated: June 22, 2006	By:	/s/ Harrie L.J. Noy
Harrie L.J. Noy
Chairman of the Executive Board

INDEX OF EXHIBITS

Exhibit No.	Exhibit Description
4.8	ARCADIS N.V. 2005 Long-Term Incentive Share Option Plan.

4.9	Employment Agreement, dated January 17, 2006, by and between ARCADIS N.V. and Friedrich Schneider.

4.10	Employment Agreement, dated April 4, 2006, by and between ARCADIS N.V. and Ben A. van der Klift.

8.1	Subsidiaries of ARCADIS N.V. as of December 31, 2005.

12.1	Certificate of Principal Executive Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Principal Financial Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1	Certificate of Principal Executive Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.2	Certificate of Principal Financial Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.