Form 20-F
period 2006-12-31
ARCADIS N V
filed 2007-05-17
CIK 913596

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

20,304,988 SHARES OF COMMON SHARES, € 0.05 NOMINAL VALUE

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
Large accelerated filer ☒        Accelerated filer ☐                 Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☒ Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No  ☒

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
PRESENTATION OF CERTAIN INFORMATION
PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3.	KEY INFORMATION
	A.	Selected Financial Data
	B.	Capitalization and Indebtedness
	C.	Reasons For the Offer and Use of Proceeds
	D.	Risk Factors
ITEM 4.	INFORMATION ON THE COMPANY
	A.	History and Development of the Company
	B.	Business Overview
	C.	Organizational Structure
	D.	Property, Plant and Equipment
ITEM 4A. UNRESOLVED STAFF COMMENTS
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
	A.	Operating Results.
	B.	Liquidity and Capital Resources.
	C.	Research and Development, Patents and Licenses, etc.
	D.	Trend Information
	E.	Off-Balance Sheet Arrangements
	F.	Tabular Disclosure of Contractual Obligations
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
	A.	Directors and Senior Management
	B.	Compensation
	C.	Board Practices
	D.	Employees
	E.	Share Ownership
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
	A.	Major Shareholders
	B.	Related Party Transactions
	C.	Interests of Experts and Counsel
ITEM 8.	FINANCIAL INFORMATION
	A.	Consolidated Financial Statements and Other Financial Information
	B.	Significant Changes
ITEM 9.	THE OFFER AND LISTING
ITEM 10.	ADDITIONAL INFORMATION
	A.	Share Capital
	B.	Memorandum and Articles of Association
	C.	Material contracts
	D.	Exchange controls
	E.	Taxation
	F.	Dividend and paying agents.
	G.	Statement by experts.
	H.	Documents on display
	I.	Subsidiary information
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15.	CONTROLS AND PROCEDURES
ITEM 16.	[RESERVED]
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

i

ii

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

iii

PART 1

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.  KEY INFORMATION

A.  Selected financial data.

The selected consolidated financial data presented below as of December 31, 2006 and December 31, 2005 and for each of the three years during the period ended December 31, 2006 have been derived from our audited Consolidated Financial Statements which have been prepared in accordance with International Financial Reporting Standards (IFRSs) as endorsed by the European Union and in conformity with the Dutch Civil Code, Book 2, Title 9, and the interpretations of IFRS adopted by the International Accounting Standards Board. The selected consolidated financial data below should be read in conjunction with our Consolidated Financial Statements and the Notes set forth in Item 18 of this annual report.

For the convenience of the reader, the amounts reflected in our selected consolidated financial data as of and for the year ending December 31, 2006 as presented in Euros have been translated into U.S. dollars. The exchange rate used is $1.00 = € 0.75930, the exchange rate as of December 31, 2006. We do not represent that the translated amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate.

IFRS differs in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP). See our reconciliation of IFRS to U.S. GAAP in Note 23 to our Consolidated Financial Statements.

	For the years ended December 31,
	2006	2006	2005	2004
	$	€	€	€
	(in millions, except per share amounts)
Consolidated Statement of Income Data
Amounts in accordance with IFRS
Gross revenue	1,623.9	1,233.0	1,001.1	900.8
Operating income	92.8	70.5	54.4	35.5
Income before taxes	87.6	66.5	53.9	34.5
Profit for the period	61.1	46.4	36.6	24.1
Net income	59.2	44.9	33.4	22.2
Basic net income per common share (c)	2.92	2.22	1.65	1.10
Diluted net income per common share (c)	2.81	2.13	1.60	1.09
Average number of shares	20.2	20.2	20.3	20.1
Dividend per common share (a)	1.32	1.00	0.66	0.48

	For the years ended December 31,
	2006	2006	2005	2004	2003	2002
	$	€	€	€	€	€
	(in millions, except per share amounts)
Consolidated Statement of Income Data
Amounts in accordance with U.S. GAAP
Gross revenue of continuing operations(b)	1,566.4	1,189.4	920.6	796.9	738.1	711.1

Net income of continuing operations	71.2	54.1	24.3	14.0	22.8	21.8
Net income/(loss) of discontinued operations	—	—	3.8	1.0	(0.2)	1.4
Basic net income per common share of continuing operations (c)	3.52	2.67	1.20	0.70	1.14	1.09
Basic net income/(loss) per common share of discontinued operations (c)	—	—	0.19	0.05	(0.01)	0.07
Diluted net income per common share of continuing operations (c)	3.38	2.57	1.17	0.69	1.14	1.08
Diluted net income per common share of discontinued operations (c)	—	—	0.18	0.05	(0.01)	0.07

	As of December 31,
	2006	2006	2005
	$	€	€
	(in millions)
Consolidated Balance Sheet Data
Amounts in accordance with IFRS
Total assets	969.9	736.5	650.1
Long-term debt	157.1	119.3	116.1
Common stock	1.4	1.0	1.0
Shareholders’ equity	248.8	188.9	176.2

	As of December 31,
	2006	2006	2005	2004	2003	2002
	$€	€	€	€	€
	(in millions)
Consolidated Balance Sheet Data
Amounts in accordance with U.S. GAAP
Total assets	1,003.2	761.7	755.4	441.0	348.6	365.2
Long-term debt	155.1	117.8	108.9	13.0	29.7	27.6
Shareholders’ equity	296.8	225.4	262.0	158.3	173.3	162.9

(a)           Dividend per common share represents the dividend relating to a particular year, although the dividend payment is approved and paid in the following year. The dividend per common share in U.S. dollars is: $1.32 in 2006 and $0.78 in 2005.  The dividend payment of € 1.00 per outstanding share of common stock for the year ended December 31, 2006, will be presented at the Annual General Meeting of Shareholders on May 16, 2007.

(b)          Gross revenue and operating income as reported in accordance with U.S. GAAP are presented excluding the 50% revenues or income from the proportionally consolidated companies Grupo EP S.A. and ARCADIS Aqumen Facility Management B.V. and excluding the 33% revenues or income from the proportionally consolidated company Biogas SA. As of mid-June 2005, our 50% interest in Grupo EP S.A. was divested.

(c)           Basic net income per common share calculated in accordance with IFRS and U.S. GAAP is based upon the weighted average number of common shares outstanding during the periods indicated. Diluted net income per common share calculated in accordance with IFRS and U.S. GAAP is based upon the weighted average number of the common shares outstanding during the periods indicated plus the dilutive effect of potential common shares outstanding during the periods indicated.

Exchange Rate Information

On April 30, 2007, the exchange rate between the Euro and U.S. dollar was € 0.73502 per $1.00. The following tables set forth, for the periods and dates indicated, information regarding the exchange rate for the Euro expressed in Euros per $1.00. The rates used for the tables are based on quotes from the Amsterdam Foreign Exchange.

Period	High	Low	Average(1)	End
Year ended December 31, 2006	€0.85	€0.75	€0.80	€0.76
Year ended December 31, 2005	0.86	0.74	0.81	0.85
Year ended December 31, 2004	0.85	0.73	0.80	0.73
Year ended December 31, 2003	0.96	0.79	0.88	0.79
Year ended December 31, 2002	1.17	1.06	1.06	0.95

(1)           Average of the exchange rates on the last day of each month during the year presented.

Period	High	Low
April 2007	€0.75	€0.73
March 2007	0.76	0.75
February 2007	0.77	0.76
January 2007	0.78	0.75
December 2006	0.76	0.75
November 2006	0.79	0.76

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

A sharp decline in the financial markets can have a negative effect on our clients’ ability to invest. In the past this happened in the telecommunications area, where investment declined considerably in a very short period, resulting in a substantial decrease in our revenue, and in 2004 we discontinued our communications service area and combined the remaining operations with our infrastructure service area. If the financial markets were to decline, our current services areas could also be negatively impacted.

Decreases in government tax revenues, which support large public works projects, could weaken demand for our services.

Approximately 45% of our revenue is derived from clients in the public sector. These clients rely on tax revenues to fund large public works projects of the type for which we are often retained. During an economic downturn, governmental entities collect significantly less tax revenues and often try to limit discretionary expenditures to balance their budgets. Government limits on spending in regard to environmental remediation, infrastructure expansion or enhancement, or building projects, could have a material adverse effect on our ability to attract and/or retain business.

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

We believe that demand for our principal environmental services is in part related to the response of governmental authorities to the public’s concern for environmental issues. If, however, the public’s concern for environmental issues changes, or governmental entities in countries where we operate become less responsive to environmental issues, there could be substantially less demand for our environmental services, which could have a material adverse effect on our business. Changes in regulations and legislation may also negatively affect certain other areas of our business, such as the infrastructure and facilities activities when it comes to substantial changes in building codes and/or environmental requirements related to such projects.

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

Changes in the bidding pattern of clients can have a considerable effect on our revenue. Due to European Union regulations, a trend is developing in a number of countries to a more open bidding process where price competition is more important. Centralization and strengthening of the purchasing function in large companies may also affect our opportunities to secure profitable revenues. Changes in the bidding behavior of our clients or our potential clients may have a negative impact on our revenues.

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

The services we provide are associated with considerable liability risks. These risks can arise from errors in executing activities such as design or calculation errors, incorrect estimates of contamination, not meeting agreed schedules, exceeding cost estimates and implementing budgets, not complying with legislation and regulations, or omissions in quality guarantees that have been given. To protect against these risks we have obtained general and professional liability insurance policies. These policies cover errors and omissions in the execution of projects and provide insurance against possible claims that arise during the coverage period. If the insurance carrier does not renew coverage at the end of the policy term and we are unable to obtain replacement insurance with retroactive coverage, it is possible that claims will be denied even though the claims are related to events or actions that occurred while coverage existed. Because insurance policies contain certain exclusions and have a maximum amount per claim, not all risks are covered. Additionally, our insurance carriers may not be able to meet their obligations.

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

If our partners or subcontractors fail to perform their contractual obligations on a project, we could be exposed to legal liability, loss of reputation and reduced profit or loss on the project.

We account for investments in joint ventures using the proportionate method of consolidation, whereby our share of all assets, liabilities, revenues and expenses of the joint venture are included in our consolidated financial statements. Success on these joint projects depends in large part on whether our partners fulfill their contractual obligations satisfactorily. In addition, approximately 30% of our gross revenue is derived from work that is not performed by our own staff, but derived from subcontracting or other arrangements. If any of our partners or subcontractors fail to satisfactorily perform their contractual obligations as a result of financial or other difficulties, we may be required to make additional investments and provide additional services in order to make up for our partner’s or subcontractor’s shortfall. If we are unable to adequately address our partner’s or subcontractor’s performance issues, then our client could terminate these projects, exposing us to legal liability, loss of reputation and risk of loss or reduced profit on the projects.

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

We have completed several acquisitions in the past three years and we will continue to pursue growth through selective strategic acquisitions of businesses and assets. However, we will only achieve the efficiencies, cost reductions and other financial benefits, such as diversification of our current portfolio of clients and services, which we would expect to result from these acquisitions, if we successfully integrate the administrative, financial, technical and marketing organizations of acquired businesses and assets, and implement appropriate operations, financial and management systems and controls. We may have insufficient management resources to accomplish integrations, and even if we are able to do so successfully, we may not realize the level of cost savings and other financial benefits that we expected to achieve.

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

As of December 31, 2006, we had borrowed € 22.3 million under our short-term credit facility and had a total of € 196.5 million available at year-end. Fluctuations in our working capital, which includes our work in progress and trade receivables less accounts payable, may cause us to exceed the limits of our financing arrangements. This may cause us to violate the covenants and obligations under our short-term credit facility. Additionally, if we make any substantial acquisitions, our borrowings under the credit facility may increase and we may violate our financing arrangements.

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

Introduction

We are an international company that delivers consulting, engineering and project management services in the areas of infrastructure, environment and facilities. ARCADIS N.V. is a public company incorporated on August 16, 1982 under the laws of The Kingdom of the Netherlands. Our initial predecessor was incorporated in the Netherlands in 1888 under the name Nederlandsche Heidemaatschappij. Most of our commercial activities are undertaken under the trade name ARCADIS. In some countries, we operate under different legal or commercial names for local competitive reasons.

Our principal office is located at: Nieuwe Stationsstraat 10, 6811 KS Arnhem, the Netherlands and our telephone number at that address is 31-26-3778911. Our principal office in the United States is located at: 630 Plaza Drive, Suite 200, Highlands Ranch, Colorado 80126-2377 and our telephone number at that address is 720-344-3500.

Strategy

Our strategy, titled Choices for growth, which was revised in 2005, continues the course of profitable growth in home markets, which was introduced in mid-2000. The revised strategy introduces a strategic vision for each of the three service areas in which we are active, infrastructure, environment and facilities. This vision is based on a portfolio analysis by service area in which market attractiveness and our competitive position were weighed for each activity. In addition, an analysis of strengths and weaknesses was completed by service area and for ARCADIS as a whole.

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

The core elements of the revised strategy can be summarized as follows:

Strengthening organic growth in the three service areas by:

•                              Expanding local positions in home markets;

•                              Using transnational growth platforms for specific sections;

•                              Leveraging good relationships with multinational clients to further expand our services to these clients;and

•                              Promoting innovations aimed at developing new products and services.

Focusing on activities with higher added value by:

•                              Providing more management services and front-end consulting; and

•                              Engaging in alternative contract arrangements, such as GRIP, RECLAIM and DBFO projects.

Expanding through acquisitions aimed at:

•                              Further strengthening home markets, particularly in the United States and the United Kingdom;

•                              Strengthening our portfolio by expanding services higher in the value chain, such as management services, broadening of environmental services, planning services, rail activities and water; and

•                              Building a position in Asia.

•                              Meeting our financial criteria, which includes being accretive to earnings per share; having a margin that is equal to or higher than the ARCADIS margin, and producing a return on investment of 15% or more.

Enhancing Brand Awareness through:

•                              Proactive implementing our public relations and communications policy;

•                              Publishing in trade magazines; and

•                              Lecturing at trade fairs.

Active Human Resources Policy:

•                              Attracting, motivating and retaining talented employees.

Strategic Developments

Profitable growth in home markets

In mid-2000, value creation for shareholders became a leading element in our strategy in an effort to improve the Company’s long-term position. Since then, our strategy has been aimed at the realization of the goals mentioned above. Profitable growth in home markets in Europe and North and South America are key to that process as are organic growth, margin improvement and expansion of activities through acquisitions. In recent years, organic growth has increased, and margins have improved considerably. Acquisitions and divestments have led to a strong change in the portfolio. From 2000 to 2005, approximately € 150 million in gross revenue was divested. These divestments were predominantly non-core activities with lower margins. They were replaced with more than € 400 million in gross revenue in consultancy and management services with higher added value, higher margins and more growth potential.

Strategic position strongly improved

The portfolio changes have strongly improved our strategic position. The acquisition in 2005 of BBL in the United States brought ARCADIS into the top 3 in the global environmental market, and we are now the global market leader in environmental services to companies. In the infrastructure market, we have a recognizable position with several specialties at the international level. In the facilities market, a transition was completed to higher value management services. Meanwhile, we have a top five position in many European countries and Brazil. Even though our activities in the United Kingdom have expanded considerably, and our presence in the United States has doubled since 2000, we still have not reached our desired position in those markets. In Asia, our position is still modest. Internal cooperation has improved considerably. ARCADIS’ name awareness has increased considerably, and in the labor market, ARCADIS has a solid reputation. Nevertheless, in both of these areas, significant progress can still be made. Despite investments in acquisitions, our financial position is very healthy with ample room for further expansion.

Considerable value creation

Thanks to the contribution of many within ARCADIS, developments in recent years have led to a considerable creation of value. The market capitalization of the Company rose from € 173 million at year-end 2000 to € 945 million at year-end 2006.

Progress in 2006

In 2006, considerable progress was achieved in realizing our strategic goals.

Integration of BBL progressing well

The integration of BBL – acquired as of October 1, 2005 – within our existing U.S. organization, was a main priority in 2006. The basis for this integration is BBL’s successful client-focused business model. As of January 1, 2007, organizational changes have been implemented, targeting enhanced efficiency, increased marketing power, and greater synergy in both the U.S. and internationally. A logical next step will be the introduction of a divisional structure that offers opportunity for the planned future expansion of our position in the United States.

Strong organic growth and higher margin

At 10%, organic growth of gross revenue was much higher than our goal of 5%. The margin improved further to 9.4%, a clear demonstration that ARCADIS is now active higher in the value chain with activities that create more added value.

Strong growth with multinational clients

BBL’s objective to serve their clients outside the United States drove their decision to join ARCADIS. ARCADIS’ Multinational Clients (MNC) program makes it possible to serve global companies in multiple countries with consistent quality, directed through an account management program. The BBL acquisition has increased the gross revenue in the MNC program to € 171 million. The organic growth amounted to 15%.

Transnational Growth Platforms formed

As mentioned above, these initiatives were introduced in 2006 based on our revised 2005 strategy. The Transnational Growth Platforms (TGPs) are horizontal business lines that target the creation of additional growth across operating company borders. More information is provided in the sections on market developments by service area.

Strengthening portfolio and home markets through acquisitions

Even though the 2006 priority was the integration of already acquired companies, considerable expansion through acquisitions was achieved in 2006 and includes:

Name	Country	Staff	Gross revenue in € millions	Consolidated as of
In Situ Technieken	Netherlands	10	1.5	4/1/2006
Dresdner Grundwasser Consulting	Germany	20	1.5	7/1/2006
Berkeley Consulting	U.K.	100	10	8/1/2006
ECOLAS	Belgium	60	6	10/1/2006
BCT	Belgium	65	6	10/1/2006
PinnacleOne	United States	230	28	11/1/2006
Total		485	53

In Situ Technieken, a Dutch-based company, strengthens our position in soil remediation and is consolidated in the company’s results as of April 1, 2006. In Situ Technieken owns a technology that in certain soils leads to quicker and more cost-effective results. In Germany, Dresdner Grundwasser Consulting was added, a 20-person firm, specializing in water management and wastewater treatment and consolidated as of July 1, 2006. Through the acquisition of Berkeley Consulting in England — active in project management, construction management and conflict resolution — AYH was able to expand its client base to the public sector. Berkeley Consulting has 100 employees and is consolidated in the company’s results as of August 1, 2006. In Belgium, the acquisition of the 60-person firm ECOLAS strengthened our position in the European environmental market, while the acquisition of engineering company BCT with a staff of 65 expands the activities in the Walloon region of Belgium. Both companies have been consolidated in the results as of October 1, 2006. The acquisition of PinnacleOne considerably strengthens our position in project and program management in the United States. This 230-person company was consolidated as of November 1, 2006 and fits well into the ARCADIS Worldwide Project Consulting initiative, aimed at serving international real estate investors globally. In total, the gross annual revenue added by these companies is estimated at € 53 million.

The total investment in acquisitions in 2006 was € 52.7 million, which resulted in goodwill of € 29.9 million. The goodwill in 2006 was assigned to our geographic segments as follows (in millions):

The Netherlands	€1.9
The United States	15.6
Europe excluding the Netherlands	11.7
Rest of World (1)	0.7
Total goodwill	29.9

(1) The geographic segment “Rest of World” includes all countries outside of our three primary reporting segments, the Netherlands, the United States and Europe excluding the Netherlands.

Of the € 52.7 million invested in acquisitions in 2006, up to € 3.8 million will be paid after 2006. In 2006, we did not have divestments.

Financial goals

We have established a new operational margin target of 10%, which is calculated as operating income excluding amortization of identifiable intangible assets (which we also refer to as EBITA) as a percentage of revenue, net of materials, services of third parties, and subcontractors. We increased this target from our previous goal of 8% after that goal was achieved in 2005.

We also maintain the following unchanged financial goals for the mid to long term:

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

The goals listed above are excluding the effects of currency exchange rate differences. Net income from operations is before amortization and other items that we believe affect the comparability of results, like book gains. As of 2004, all amounts are based on IFRS.

Below are the results of previous years compared to the above financial goals, excluding currency effects.

	Goal	2001	2002	2003	2004(1)		2005(1)		2006(1)
Gross revenue growth	10%	3%	6%	10%	9	%(2)	10	%(2)	23%
• Organic	5%	3%	2%	1%	5%		5%		10%
• Acquisitions	5%	0%	4%	9%	4%		5%		13%
Operational margin	10%	6.9%	7.4%	6.0%	6.2	%(3)	8.2	%(3)	9.4%
Earnings per share	10%	10%	11%	(4)%	9%		40%		50%
Return on invested capital	15%	17.6%	18.8%	15.9%	17.2%		20.6%		20.3%

(1) Results based on IFRS.

(2) Excluding book gains on divestments.

(3) Excluding items that impact the comparability of results.

B.  Business overview.

Development by Service Area

We provide consulting and engineering services in four principal geographic reporting segments: the Netherlands, Europe excluding the Netherlands, the United States, and Rest of World. Our primary services areas in each of these geographic segments are infrastructure, environment, and facilities. Below is a further detailing of the activities of the company in each of these three service areas:

Infrastructure

Our infrastructure service area is focused on designing physical living environments for living, working, and recreational activities, as well as connecting these areas through highways, railroads, and waterways. We are engaged in infrastructure activities in all of our geographic reporting segments. Water management and infrastructure development for the energy sector are also a component of this service area. This service area’s share of total gross revenue was € 562 million, € 528 million and € 501 million in 2006, 2005 and 2004, respectively, and accounted for 45%, 53% and 56% of our total gross revenue in those years, respectively.

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

Environment

Our environment area is focused on the improvement and maintenance of air, soil, groundwater and surface-water quality as well as nature and ecology projects. Also included in this service area are projects related to climate change, product stewardship, noise abatement, solid waste disposal and health and safety. We are engaged in environment activities in all of our geographic segments. This service area’s share of total gross revenue was € 465 million, € 310 million and € 243 million in 2006, 2005 and 2004, respectively, and accounted for 38%, 31% and 27% of our total gross revenue in those years, respectively.

A considerable portion of our gross revenue in the environment service area results from soil, groundwater, and sediment remediation projects. In this area, we maintain a world leadership position that is based on cost-effective remediation technologies, a solid reputation and the Guaranteed Remediation Program (GRiP®). Under GRiP®, we provide turnkey solutions for the remediation of contaminated properties at a guaranteed price, while covering risks with insurance policies. In addition, we are able to serve multinational companies in multiple countries. This is significant as a growing number of multinational companies are reducing the number of consultants they use. Many of our clients already are multinational companies.

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

•      Performance of feasibility studies, construction management, and the installation, operation and maintenance of specialized remedial technologies, including bioremediation, soil vapor extraction, air sparging, hydraulic barriers, free product control and recovery, steam-enhanced soil-venting, contaminated surface and groundwater recovery and treatment, underwater sediment remediation, wastewater treatment, stabilization/solidification, landfill caps and containment, and air quality control;

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

Facilities

Our facilities area is focused on buildings in which people live, work, shop, relax or otherwise spend time. Projects include office buildings, manufacturing facilities, hotels, shopping malls, hospitals, schools and stadiums. We engage in the facilities area in all of our geographic segments. This service area’s share of total gross revenue was € 206 million, € 162 million and € 144 million in 2006, 2005 and 2004, respectively, and accounted for 17%, 16% and 16% of our total gross revenue in 2006, 2005 and 2004, respectively.

The facilities market is strongly influenced by the level of private investment and therefore is more cyclical. In the past three years, we have focused on transitioning to higher added value services in an effort to improve profitability. Greater emphasis has been placed on expanding project and program management and facility management services. The acquisition of AYH in the United Kingdom in 2005 and PinnacleOne in the United States in 2006 were important steps in reaching this goal. At the same time, we began reducing and outsourcing our detailed engineering activities. It was becoming increasingly difficult to offer distinguishable services to the marketplace, which negatively impacted our profitability and led to the 2005 first quarter sale of detailed engineering services in the United States, as well as the wind-down of the detailed engineering activities in Germany which was completed in 2006.

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

Marketing and Distribution

Our major marketing channels are our primary operating companies, which are ARCADIS US Inc., ARCADIS Nederland B.V., ARCADIS Deutschland GmbH, ARCADIS Belgium N.V., ARCADIS FC International SAS, ARCADIS Logos Engenharia SA, ARCADIS Geotecnica SA, PRC Holding B.V., ARCADIS Aqumen Facility Management B.V., ARCADIS GMI Ltd., AYH PLC and ARCADIS Polska SP z o o.

Through our multinational client program, we have increased organic growth by expanding our relationships with existing multinational clients. For example, our multinational clients program has resulted in the execution by several existing clients of master service agreements that establish the basis for providing international services to these clients for extended periods.

Competition

We are engaged in highly competitive markets in all of our geographic reporting segments and service areas. We compete with many other firms, ranging from small local firms to large national and international firms. In addition to price, we compete primarily on the basis of quality of service, project management expertise, and ability to provide integrated solutions. Another competitive factor is the application of state-of-the-art technology. The development of new and more efficient technology by our competitors may have an adverse effect on us if such technology is not accessible to us or is incompatible with the services we provide.

Another important competitive factor is geographic location. To compete effectively with the many small and larger players in these markets, solid client relationships and a thorough knowledge of local conditions are essential. That is why we strive to belong to the top five in local markets, and in the United States to the top ten. In most European countries where we are active and in Brazil and Chile, we have a top ten position. In the United States, we are currently in the top 20. A significant portion of our revenue is generated through direct contact and negotiations with clients resulting largely from existing relationships rather than through public or other bidding procedures.

In larger projects and in sectors of the environmental and facilities markets, the competition is more international in nature. In the environmental market, we are positioned in the global top three, and in environmental services for private-sector firms, we are number one. The number of companies that can deliver environmental services for multinationals is limited. We have a similar advantage when it comes to the facilities market for international real estate investors. Globally, we are positioned in the top ten, and in Europe, in the top three in our field.

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

Company	Percentage Ownership	Domicile
ARCADIS US Inc.	100	United States
ARCADIS Nederland B.V.	100	The Netherlands
ARCADIS Deutschland GmbH	100	Germany
ARCADIS Euroconsult B.V.	100	The Netherlands
ARCADIS Belgium N.V.	100	Belgium
ARCADIS FC International SAS	100	France
ARCADIS Logos Engenharia SA	50 plus 1 share	Brazil
ARCADIS Geotecnica SA	100	Chile
PRC Holding B.V.	100	The Netherlands
ARCADIS Aqumen Facility Management B.V.(1)	50	The Netherlands
ARCADIS GMI Ltd. (UK)	100	United Kingdom
AYH, PLC	100	United Kingdom
ARCADIS Polska SP z.o.o.	100	Poland

(1)           Proportionately consolidated

D.  Property, plant and equipment.

Our principal property and equipment consists of land, offices, operating facilities, storage grounds, workshops, vehicles, equipment and software which, at December 31, 2006, represented approximately 8% of our consolidated assets. We believe that our offices, operating facilities, vehicles and equipment are well maintained, suitable, and adequate for our current operations and that suitable additional or substitute space will be available as needed to accommodate any expansion of our operations and for additional offices.

Our headquarters are leased and are located in Arnhem, the Netherlands. We own regional offices, workshops, storage grounds and land throughout the Netherlands. We lease approximately 260 local offices throughout the Netherlands, Europe, the United States, Asia, Africa, and Latin America. During fiscal 2006, aggregate annual rental payments on real estate leased by us approximated € 23 million.

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

At December 31, 2006, we were not aware of any environmental issues existing at any of our facilities that may affect the utilization of such facilities.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

There are no unresolved comments from the staff of the United States Securities and Exchange Commission that were received more than 180 days prior to the end of fiscal year 2006.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  Operating results.

Overview

The following is a discussion of our consolidated financial condition and results of operations for the two years ended December 31, 2006 and other factors that are expected to affect our prospective financial condition. The following discussion and analysis should be read in conjunction with “Selected financial data” and our Consolidated Financial Statements which are included elsewhere in this annual report. Our Consolidated Financial Statements are prepared in accordance with IFRS. IFRS differs in certain respects from U.S. GAAP. See our reconciliation of IFRS to U.S. GAAP in Note 23 to our Consolidated Financial Statements. Our results may fluctuate from period to period due to project delays, occasioned by regulatory agency approvals or client considerations, weather and the number of working days available.

We are an international provider of consulting and engineering services in four primary geographic reporting segments: the Netherlands, the United States, Europe excluding the Netherlands, and Rest of World, which includes all countries in which we operate outside the first three segments. We provide these services in three principal service areas: infrastructure, environment and facilities.

2006 was another record year for ARCADIS. Gross revenue rose 23% to € 1.2 billion. At 10%, organic growth was especially strong. Net income from operations (before amortization and non-operational items) rose 50% to € 50.0 million. Per share, this is € 2.47 against € 1.65 in 2005. These results are attributable to strong growth in our service areas, continued margin improvement and a solid contribution from acquisitions. Across the board, performance was good. In all three service areas, organic growth was on or above target, while margins improved. Geographically, the profit gains were primarily strong in the Netherlands, the United States and the United Kingdom.

Developments by Geographic Segment

Our organizational structure is primarily geographic, usually with one (to two) operating companies per country. These operating companies report directly to the Executive Board. We have grouped our operations into four geographic regions: the Netherlands, Europe excluding the Netherlands, the United States and Rest of World.

The Netherlands

During 2006, market conditions in the Netherlands improved faster than we previously expected. After a slight decline in 2005, gross revenue in 2006 rose 12% to € 323 million, or 26% of total gross revenue, compared to € 288 million in 2005. This strong growth was in part the result of the improved economy, increased outsourcing by government agencies and a breakthrough in public-private partnership initiatives. The facility management contract for DSM/Sabic also contributed to the growth.

From 2003 to 2005, greater emphasis was placed on core activities, and non-core activities were sold. In addition, efforts to streamline the organization were successful, and a more entrepreneurial culture was developed. As a result, our position in the Netherlands was strengthened, enabling us to profit from the market recovery. Activities in all three service areas grew. PRC also expanded considerably, capitalizing on the increased demand for management and consultancy services and the greater emphasis on healthcare and education.

Organic gross revenue (gross revenue not attributable to acquisitions) in the Netherlands increased by 13%, and this increase was primarily attributable to the Company’s ability to capitalize on the strong overall market improvement. Growth was achieved in all of our service areas.

The restructuring measures implemented in the Netherlands in 2004, as well as increased activity and improved billability due to higher workload, had positive effects on profitability in 2006. As a result, operating income totaled € 14.8 million in 2006 compared to € 11.5 million in 2005. In addition, operating income excluding amortization of identifiable intangible assets (or EBITA) rose 39% to € 17.4 million, compared to € 12.5 million on a recurring basis in 2005.

Europe excluding the Netherlands

Gross revenue in Europe excluding the Netherlands (including Belgium, the Czech Republic, France, Germany, Poland, Romania and the United Kingdom) increased 4% to € 278 million in 2006, compared to € 267 million in 2005. Gross revenue from other European countries represented approximately 23% of our total gross revenue for 2006. Acquisitions and divestments on balance contributed 2% to growth. The sale of our 50% interest in the Spanish company Grupo EP in mid -2005 continued to erode revenue but was offset by the solid contribution from acquisitions, especially AYH in the United Kingdom acquired in mid-2005.

Organic growth was 2%. This relatively modest increase resulted from the reduction of detailed engineering in Germany, the delay of project starts in Poland and the transition to subsequent phases of work in several large projects in Belgium. In France, solid growth continued. The strongest increase occurred in the United Kingdom, where acquisitions and organic growth led to an overall increase in activities of 79%. In Belgium, Germany and the United Kingdom, smaller companies were acquired as valuable expansions of our existing portfolio.

Operating income decreased by 8% to € 17.3 million in 2006, compared to € 18.8 million in 2005, primarily due to the closure of our detailed engineering activities in Germany, project delays in Poland and the transition phase that certain larger projects in Belgium are in at the moment. However, EBITA rose 4% to € 18.8 million compared with € 18.1 million on a recurring basis in 2005. The contribution from acquisitions was largely offset by the 9% organic decline, which resulted from the same factors that contributed to the decline in operating income.

The United States

Gross revenue for the United States increased 49% in 2006 to € 518 million, compared to € 349 million in 2005. Gross revenue from the United States represented approximately 42% of our total gross revenue for 2006. Acquisitions, primarily of Greystone (in mid-2005) and BBL (in fall 2005) in the environmental market, constituted 39% of this strong growth. The currency effect was a negative 2%. The combined environmental and infrastructure markets saw an organic growth of 12%. The environmental market saw an organic growth of 11% – the third consecutive year above 10%. Infrastructure experienced pressure in the land development market, but this was more than offset by the growth in the water and transportation markets, resulting in an organic growth of more than 15%. The Safe, Accountable, Flexible, and Efficient Transportation Equity Act of 2003 (SAFETEA), which was signed into law in late 2005, resulted in a considerable number of new projects coming to market. The win – in early 2007 – of a 5-year IDIQ contract, with a maximum value of $150 million for hurricane protection for New Orleans, positions us strongly for 2007.

Acquisitions have served to strengthen our position and visibility in the U.S. market considerably. ARCADIS is now one of the key companies in the U.S. environmental market. The positive synergy and good strategic fit of the acquisitions resulted in revenue numbers that exceeded first-year expectations. BBL’s successful client-focused business model forms the basis for the integration and will be leveraged to further expand our activities for private-sector clients internationally. The acquisition of PinnacleOne strengthened our position in the American facilities market, providing the foundation for a new growth segment.

Operating income increased by 70% to € 31.1 million in 2006, compared to € 18.3 million in 2005. In addition, EBITA rose 66%, totaling € 34.8 million, compared to € 20.9 million in 2005. Although a good deal of time was spent on the integration process, margins rose as a result of the excellent contribution to profits from the acquisitions and an organic income improvement of 14%.

Rest of World

Activities in Rest of World, include activities primarily in the infrastructure and environment service areas in Brazil and Chile, as well as projects in developing countries, financed by international donors such as the World Bank and the European Union. Gross revenue rose by 17% to € 113 million in 2006, compared to € 97 million in 2005. Divestments produced a revenue decline of 4%. The currency effect was 6% as a result of the strong increase in the value of the Brazilian real. The 15% organic growth primarily came from Brazil. Chile also saw healthy growth. Conditions in the donor-financed market were unfavorable, resulting in a decline of 12%. Gross revenue from Rest of World represented approximately 9% of our total gross revenue for 2006. In addition, EBITA was € 7.8 million compared to € 5.8 million in 2005 and rose 34%. Of the organic profit increase, 28% was attributable to positive business conditions in Brazil, while Chile and the donor-financed activities also contributed to the profit improvement.

Set forth below is a reconciliation, by geographic segment, of operating income to operating income excluding amortization of identifiable intangible assets to EBITA on recurring basis.

	Netherlands		Europe excluding the Netherlands		The United States		Rest of World		Total
In millions of euros	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Operating income as reported	14.8	11.5	17.3	18.8	31.1	18.3	7.3	5.8	70.5	54.4
Amortization of identifiable intangible assets	2.6	2.0	1.5	1.4	3.7	2.6	0.5	—	8.3	6.0
EBITA (Operating income excluding amortization of identifiable intangible assets)	17.4	13.5	18.8	20.2	34.8	20.9	7.8	5.8	78.8	60.4
Book gains of divestments	—	0.4	—	2.1	—	—	—	—	—	2.5
Non-operational pension gain	—	0.6	—	—	—	—	—	—	—	0.6
EBITA on recurring basis	17.4	12.5	18.8	18.1	34.8	20.9	7.8	5.8	78.8	57.3

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

Critical accounting judgments in applying our accounting policies

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

Advance investments that can be separately identified, measured reliably and are attributable to design, build, finance and operate contracts are accounted for as contract costs only when it is probable that the contract will be obtained. Advance investments in the development of a contract that do not meet these criteria are expensed (IAS 11.21). We determine that it is only probable that a design, build, finance and operate contract will be obtained upon receipt of a contract signed by the client.

When a project is performed by a partnership, IAS 27, IAS 28 or SIC 12 guidance is followed. The consolidated financial statements include the Company’s proportionate share of the contract costs for jointly controlled entities. Non-consolidated companies, in which the Company has significant influence, but not control over the financial and operating management, are valued using the equity method.

Furthermore, we evaluate our investments in partnership projects for potential beneficial interest in accordance with the guidance of SIC 12. Currently, we have no design, build, finance and operate partnership projects identified in which we effectively control the partnership.

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

Under US GAAP assets and liabilities acquired in a business combination are recorded at their estimated fair values as of their acquisition date. At December 31, 2006, we had approximately € 170 million of goodwill (U.S. GAAP amount), representing the cost of acquisitions in excess of fair values assigned to the underlying net assets of acquired companies. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and other intangible assets,” goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment testing. The assessment of goodwill involves the estimation of the fair value of our geographical assets. Management completed this assessment during the fourth quarter of 2006 based on the best information available as of the date of assessment and determined that no impairment existed. Future events could result in impairments of goodwill or other assets.

Accounting for pensions.  Under IFRS the Company’s pension plans qualify as defined contribution plans. Under U.S. GAAP, the Dutch plans qualify as defined benefit plans. For a further explanation of this, please refer to Notes 22 and 23 in the Consolidated Financial Statements included in Item 18 of this annual report. Retirement benefits represent obligations that will be settled in the future and require assumptions to project benefit obligations and fair values of plan assets. Retirement benefit accounting is intended to reflect the recognition of future benefit costs over the employee’s approximate service period, based on the terms of the plans and the investment and funding decisions we make. In accounting for these retirement benefits, management is required to make assumptions regarding variables such as discount rate, rate of compensation increase, return on assets, and mortality tables. Periodically management consults with outside actuaries regarding these assumptions. Changes in these key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic cost incurred. Our policies and key assumptions are included in Note 22 to our Consolidated Financial Statements.

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

Contingent liabilities and provisions for restructuring, other litigation, and tax disputes are discussed in Note 12—Provisions and in Note 13—Taxes to our Consolidated Financial Statements. The provision for restructuring is based on an estimate of the costs of dismissal of permanent staff, taking into account legal advice and the current facts and circumstances. Provisions for other litigation and tax disputes are also based on an estimate of the costs, taking into account legal advice and information currently available.

Should the actual outcome differ from the assumptions and estimates, revisions to the estimated provisions would be required, which could impact our financial position and results of operations.

Accounting for income taxes.  As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax expense and temporary differences between tax and financial reporting. Temporary differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that deferred tax assets will be recovered from future taxable income. Deferred tax assets are recognized to the extent that it is more likely than not that all or some portion of the deferred tax assets will be realized.

Allowances for doubtful accounts.  Allowances for doubtful accounts are maintained for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

A more complete description of our significant accounting policies appears in Item 18.

Results of Operations

The table below presents, for the periods indicated, (1) the percentage relationship that certain items in our Consolidated Statements of Income bear to revenue, net of materials, services of third parties, and subcontractors and (2) the percentage increase (decrease) in Euro amounts for such items from year to year for the two-year period ended December 31, 2006.

	Percentage of Revenue, net of materials, services of third parties, and subcontractors		Percent Change
	2006	2005	2005 to 2006
Gross revenue	147.2	142.4	23.2
Materials, services of third parties and subcontractors	47.2	42.4	32.8
Revenue, net of materials, services of third parties, and subcontractors	100.0	100.0	19.1
Operational costs	88.5	89.3	18.0
Depreciation	2.1	2.2	16.6
Amortization of identifiables	1.0	0.8	38.6
Operating income	8.4	7.7	29.6
Financing income/expenses net	(0.4)	(0.3)	89.7
Income from operations before taxes	8.0	7.5	27.5
Taxes	2.4	2.5	16.0
Income of consolidated companies from operations after taxes	5.6	5.0	33.1
Income from associates	(0.1)	0.2	(133.1)
Group income from operations after taxes	5.5	5.2	26.8
Minority interest	0.2	0.5	(53.7)
Net income	5.3	4.7	34.5

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

On the whole, operational results during 2006 developed favorably. Gross revenues increased with 23% from 2005, while net income improved with 35% from 2005. In particular, the environment service area produced excellent results. You should read our audited Consolidated Financial Statements in conjunction with the following analysis.

Gross revenue

Gross revenue in 2006 increased by 23% to € 1.233 billion, compared to € 1.001 billion in 2005. Of the total increase, 14% was from acquisitions and divestments. The acquisitions in 2005 of AYH in the United Kingdom and BBL in the United States contributed significantly, while the sale in mid-2005 of our 50% participation in a Spanish firm had the largest negative effect. The currency effect was limited. Organic growth was at 10%, well over our 5% goal. The largest contribution to growth came from the Netherlands, the United States and Brazil, while France and United Kingdom also saw solid growth.

As a result of vigorous expansion through acquisitions, in 2006, 42% of the gross revenue was generated in the United States compared to 35% in 2005; the Netherlands contributed 26% in 2006, compared to 29% in 2005. Europe excluding the Netherlands contributed 23% in 2006, compared to 26% in 2005, and the Rest of World contributed 9% in 2006, compared to 10% in 2005. Therefore, approximately half of the gross revenue is generated from European operations and the other half from operations in the United States and Rest of World.

The Netherlands

During 2006, gross revenue for the Netherlands increased 12% to € 323 million. This increase was due to acquisition growth ( € 1.7), and organic growth ( € 36 million).

•                  Acquisition growth was 1% in 2006 because of the acquisition of In Situ technologies, an environmental services company with complementary technology, offset by non-recurring a book gain on divestment in 2005.

•                  Organic growth was 12% in 2006 because the Company was able to capitalize on rapid market improvement.

•                  There was no currency effect as the working and reporting currency for the Netherlands are the same.

Europe excluding the Netherlands

In Europe excluding the Netherlands, gross revenue increased by € 11 million, acquisitions caused an increase of € 5 million, organic growth contributed € 5 million and the currency effect was € 1 million.

•                  Acquisition growth was 2% in 2006 because of the addition of three smaller companies in Belgium (two in 2005 and one in 2006), the continued effect of the acquisition of AYH Plc. in the United Kingdom in June 2005, as well as the addition of Berkeley Consulting in that same country to AYH in 2006, and despite the divestment of our Spanish interest in 2005 which still impacted the first two quarters of 2006.

•                  Organic growth was limited to 2% in 2006 because of project delays in Poland, a phase shift in Belgian projects leading to temporary revenue shortfalls and the divestment of the detailed engineering business in Germany.

The United States

Gross revenue for the United States increased  € 169 million driven by acquisition growth ( € 134 million), organic growth ( € 43 million) and a negative currency effect ( € 8 million).

•                  Acquisition growth was 39% in 2006 because of the addition of Blasland Bouck & Lee Inc. (acquired in September 2005 and the continued effect of Greystone Environmental Consultants Inc. acquired in June 2005.

•                  Organic growth was 12% in 2006 because of continued solid growth in the environmental service area and the positive effect of the SAFETEA legislation on the infrastructure segment of the business, primarily in transportation. The water business also saw good growth.

•                  Currency effect was 2% negative in 2006 because the U.S. dollar weakened somewhat against the euro.

Rest of World

In the rest of the world, gross revenue increased by  € 16 million, driven by strong organic growth of  € 14 million and a strong positive currency effect of  € 6 million, partly offset by a decrease in acquisition growth of  € 4 million.

•                  Acquisition growth was a negative 4% in 2006 because of the earlier divestment (in June 2005) of Renardet and Sauti, two companies with activities in the donor-financed markets.

•                  Organic growth was 15% in 2006 because of an excellent performance with solid growth in Brazil and a healthy organic growth in Chile, offset by a decline in activities in donor-financed projects.

•                  Currency effect was 6% in 2006 because of the change in value of the Chilean peso and the Brazilian real against the Euro.

Revenue, net of materials, services of third parties, and subcontractors

The part of sales produced by our own employees, increased 19% to € 837 million in 2006, compared to € 703 million in 2005. Excluding the currency effect, growth was 19% in 2006. The contribution from acquisitions and divestments was 13%, and the currency effect was almost zero. Organic growth totaled 6%, which is less than the growth in gross revenue, due to, among other things, the commencement in 2006 of the DSM/Sabic facility management contract that includes a large subcontractor component.

Operational costs

Operational cost (staff cost and other operational cost) increased by 18% to € 741 million compared to € 628 million in 2005. The effect of acquisitions and divestments was 12.3%. Organically, the increase was 5.8%. This is lower than the increase in revenue, net of materials, services of third parties and subcontractors of 6.3%. The difference is the result of efficiency improvements.

Personnel cost increased by 20% to € 581 million compared to € 485 million in 2005, while the other operational costs increased 12% to € 160 million compared to € 143 million in 2005. Costs include € 5.4 million for external costs related to the Sarbanes Oxley Act compliance and for the integration of BBL. This relates to temporary extra staff hires, consultants and auditor costs. Both activities also required a significant amount of time from our staff.

For most geographical segments, the percentage of operational costs related to revenue, net of materials, services of third parties, and subcontractors decreased.

The Netherlands

Operational costs increased, in absolute amounts, for the Netherlands by  € 6 million. In 2006 operational costs were 90% of revenue, net of materials, services of third parties, and subcontractorss, compared to 91% in 2005.

•                  Restructuring measures which took place from 2003 to 2005 had a positive effect on both personnel costs and especially other business costs relative to revenue, net of materials, services of third parties, and subcontractors.

•                  The improvement in market circumstances (see Item 5.A) had a positive effect on the utilization of staff.

Europe excluding the Netherlands

In Europe excluding the Netherlands, operational costs increased by  € 19 million. Operational costs as percentage of revenue, net of materials, services of third parties, and subcontractors were 90% in 2006, compared to 88% in 2005.

•                  Personnel costs increased relative to revenue, net of materials, services of third parties, and subcontractors in 2006. Especially in Germany, Poland and Belgium revenue developments were less strong (see Item 5.A) while staffing levels were not adjusted at the same rate, since the developments are expected to be temporary.

•                  Several acquisitions and divestments resulted in a different cost and product mix, comparing 2005 and 2006.

The United States

Operational costs increased, in absolute amounts, for the United States by  € 83 million. However, in 2006, operating costs were 88% of revenue, net of materials, services of third parties, and subcontractors, compared to 89% in 2005.

•                  Due to acquisitions, we had an increase in staff, which resulted in higher personnel costs and other business costs.

•                  The utilization of staff increased.

Rest of World

The increase of operational costs in the rest of the world was  € 6 million; however, in 2006 operational costs were 85% of revenue, net of materials, services of third parties, and subcontractors, compared to 86% in 2005. In all operations, the decrease in other business costs relative to revenue, net of materials, services of third parties, and subcontractors was particularly noticeable, resulting from a strong focus on cost control.

Depreciation expenses

Depreciation (excluding amortization) rose 16% to € 17.7 million compared to € 15.2 million in 2005, primarily the result of expansion through acquisitions. As a percentage of revenue, net of materials, services of third parties, and subcontractors, depreciation decreased slightly from 2.2% in 2005 to 2.1% in 2006. The project management and consultancy companies that have been acquired are less capital intensive and require even less depreciation than the other ARCADIS operating companies, thus resulting in the decrease in depreciation.

Amortization of identifiable intangible assets

Identifiable intangible assets related to acquisitions must be separated from goodwill and amortized separately. For ARCADIS, this generally relates to the profit in the acquired company’s backlog. These assets are amortized over their economic lifetime (on average one to two years) based on specific contracts. In 2006, the amortization increased to € 8.3 million compared to € 6.0 million in 2005 as a result of completed acquisitions.

Operating income

Operating income increased 30% to € 70.5 million in 2006 from 54.4 million in 2005. Of this amount, € 0.6 million is related to the sale of carbon credits in Brazil. EBITA (operating income before amortization of identifiable intangible assets) and recurring EBITA are often used to measure the financial performance of operations. In 2005 and 2006, these measures developed as follows:

(In Millions of Euros)	2006	2005
Operating income as reported	70.5	54.4
Amortization identifiable intangible assets	8.3	6.0
EBITA	78.8	60.4
Book gains from divestments	—	2.5
Non-operational pension gain	—	0.6
Recurring EBITA	78.8	57.3

EBITA increased 31% in 2006. On a recurring basis, the gain was 38%, totaling € 78.8 million compared to € 57.3 million in 2005. The currency effect was zero. The contribution from acquisitions and divestments was 24%, considerably higher than the contribution to revenue, net of materials, services of third parties, and subcontractors (14%). This clearly demonstrates the positive effect of the acquisitions and divestments on the margin. Organically, EBITA increased 14%, also more than revenue, net of materials, services of third parties, and subcontractors (6%). Thus, the margin also improved organically.

Margins

Market conditions resulted in an increase in margin (operating income excluding amortization of identifiable intangible assets as a percentage of revenue, net of materials, services of third parties, and subcontractors) from 8.2% in 2005 to 9.4% in 2006.

Net financing expenses

Net financing expenses increased to € 3.5 million, an increase of € 1.7 million compared to the € 1.8 million in 2005. This increase is mainly the result of investments in acquisitions, which are financed with loans. Using financial derivatives, currency and interest rate risks on these loans are hedged. On balance, this effect on financing charges was a positive € 1.1 million compared to a positive effect of € 1.7 million in 2005. Excluding this effect, financing charges were € 4.6 million compared to € 3.6 million in 2005. This includes a non-recurring interest gain of € 0.5 million in 2006. In 2006, group financing for the majority of the operating companies was introduced, optimizing the financing structure. This also has a positive effect on financing expenses.

Tax rate

The 30.2% tax rate in 2006 was slightly lower than the 32.2% rate in 2005. A reduction in the Dutch corporate tax rate that was enacted in 2006 and became effective on January 1, 2007 has a favorable effect on the tax rate resulting in a lowering of the deferred tax reserve by € 1.0 million, which was added to the 2006 net income. As a result, the deferred tax liability in respect of the pension asset recorded under US GAAP decreased by € 3.1 million and this resulted in a corresponding one time tax benefit.

In the United States, we may qualify for a tax credit for expenditures on research and development. From 1999 to 2001, a total of $5.4 million was included in the income statement. We are awaiting a final settlement with the U.S. tax authorities regarding activities that qualify for this tax credit. No credits have been included in the results since 2002 and none will be included until this issue is resolved. No change occurred in this situation during 2006.

Contribution of non-consolidated companies; minority interest

A loss of € 0.5 million was realized from associated companies in 2006. In 2005, the contribution was € 1.4 million. The decline is the result of delays in project awards and new sales contracts for a number of energy projects in Brazil.

Minority interest – that part of the profit that flows back to the co-owners of the less-than-100%-owned ARCADIS companies – declined considerably to € 1.5 million from € 3.2 million in 2005. To a large extent, this was the result of developments in Brazil, where ARCADIS owns 50.01% of the shares of ARCADIS Logos. The profit from our own activities rose strongly, but this was insufficient to offset the decline resulting from non-consolidated energy projects. In addition, results declined in other companies in which ARCADIS does not have a 100% ownership (e.g., in Poland and the Czech Republic), while elsewhere interests were expanded (the United Kingdom and Germany) or divested (Spain).

Net income

Net income was € 44.9 million, or € 2.22 per share, against € 33.4 million, or € 1.65 per share in 2005. Net income from operations (before amortization and non-operational items) was € 50.0 million, 50% more than the € 33.4 million in 2005. Per share, this is € 2.47 against € 1.65 in 2005.

Number of outstanding shares

The number of outstanding shares at year-end 2006 was 20.3 million, almost equal to the number at year-end 2005. To cover obligations related to option plans, approximately 495,000 shares were repurchased, while approximately 530,000 shares that had been purchased earlier were used for the exercising of options by employees. No new shares were issued. The average number of outstanding shares (used to calculate net income per share) was 20.2 million compared to 20.3 million in 2005. For more information on the number of outstanding shares and on options and share purchase plans, please refer to Note 11 of Item 18 of this report.

Dividends

Management proposed, and on May 16, 2007 at the Annual General Meeting of Shareholders, our shareholders will be asked to approve a dividend of € 1.00 per share over 2006 from the € 0.66 per share distributed over 2005, an increase of over 50%. This equals more than 40% of net income from operations. ARCADIS’ dividend policy is to recommend payment of an annual dividend ranging from 30% to 40% of net income from operations and is designed to provide shareholders with an attractive dividend yield, while providing the Company sufficient resources to finance growth through, among other things, acquisitions. The dividend will be paid out in cash.

Non-GAAP Financial Measures

As noted above, our financial results are primarily presented in this annual report under IFRS. However, certain of the financial information presented are not in accordance with IFRS, which we refer to as “non-GAAP”. The reconciliation of these non-GAAP measures to IFRS measures is presented in the table below. The following is the description of the non-GAAP measures:

ARCADIS has used the following non-GAAP measures in this Form 20-F: (1) operating income excluding amortization of identifiable intangible assets (which we also refer to as EBITA); and (2) net income from operations, for which we some times also exclude currency effects. Although these measures are not required or expressly permitted by IFRS, we use them because we believe they provide a useful basis for comparison of result of operations from previous years. We also believe these measures promote maximum transparency with regard to the financial effects of our ongoing business operations. In addition, our management uses these measures when determining our strategy and setting our financial goals.

ARCADIS also uses the measures revenues excluding exchange rate differences (which have the same meanings as currency effects) and net income excluding currency effects because we operate internationally, and the effects of exchange rate differences on our revenues and net income do not necessarily reflect our performance.

ARCADIS also uses the measure revenue, net of materials, services of third parties, and subcontractors, being the amount of gross revenue minus the cost of materials, services of third parties and subcontractors that are project related. The balance of this amount, which is called revenue, net of materials, services of third parties, and subcontractors, is the revenue for that part of the projects that is produced by the employees of ARCADIS. Revenue, net of materials, services of third parties, and subcontractors provides a useful basis for comparison of results with previous years and can be related to the operational costs. When operational costs remain consistent, revenue, net of materials, services of third parties, and subcontractors is the most important determinant of ARCADIS’ net income.

Set forth below are reconciliations of these non-GAAP measures to net income under IFRS.

Reconciliation of

Gross revenue to Revenue, net of materials, services of third parties, and subcontractors

(In Thousands of Euros)	2006	2005	2004

Gross revenue	1,233,043	1,001,099	900,781
Materials, services of third parties and subcontractors	395,583	297,849	268,244

Revenue, net of materials, services of third parties, and subcontractors	837,460	703,250	632,537

Reconciliation of

Recurring Operating Income Excluding Amortization of Intangibles to Net Income

(In Thousands of Euros)	2006	2005	2004

Net income (Equity holders of the Company)	44,936	33,414	22,176
Minority interest	1,469	3,170	1,927
(Income)/loss from associates	458	(1,382)	(2,448)
Taxes on income	20,119	17,342	10,400
Financing income/(expense) net	3,499	1,844	3,464

Operating income	70,481	54,388	35,519
Amortization of identifiable intangibles	8,270	5,967	376
Operating income excluding amortization of intangibles (or EBITA)	78,751	60,355	35,895
Book gains on divestments	—	2,486	—
Non-operational pension gain	—	575	—
Restructuring charges	—	—	4,417
Recurring operating income excluding amortization of intangibles (or EBITA)	78,751	57,294	40,312

Reconciliation of

Net Income from Operations, Excluding Currency Effects to Net Income

(In Thousands of Euros)	2006	2005	2004

Net income (Equity holders of the Company)	44,936	33,414	22,176
Pensions effects (1)	—	(394)	(667)
Effects of financial instruments	(802)	(1,213)	—
Non-recurring income net of tax (2)	—	(2,486)	1,366
Income taxes	—	—	519
Amortization	5,901	4,045	376
Net income from operations	50,035	33,366	23,770
Currency effects (3)	346	(448)	689
Net income from operations excluding currency effects	50,381	32,918	24,459

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

In addition to the non-GAAP financial measures discussed above, we also present information in this annual report regarding increases or decreases in gross revenues, EBITA and net income resulting from organic changes and from acquisitions or divestments. We also refer to organic growth being operational or non-operational and excluding currency effects.  Set forth below is a further explanation of these terms and a reconciliation of these measures to the IFRS measures used in their calculation.

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

Origin of Developments in Revenue and Income

	2006	2005
Gross revenues
Total gross revenues	1,233.0	1,001.1
Increase from preceding year	231.9	100.3

Breakdown of increases
Acquisitions/divestments	137.3	46.2
Currency effect	(1.1)	10.5
Book gains on sale	(2.5)	(3.6)

Organic growth	98.2	47.2

Operating income excluding amortization of intangibles (or EBITA)
Total	78,751	60,355
(Decrease)/increase from preceding year	18,396	24,460

Breakdown of (decreases)/increases
Acquisitions/divestments	13,590	9,326
Currency effect	(1)	1,183

Organic growth	4,807	13,951
Non-operational	(3,062)	6,278
Operational	7,869	7,673

Net income from operations
Net income from operations	50,035	33,366
Increase/(decrease) from preceding year	16,669	9,596

Breakdown of increases/(decreases)
Acquisitions/divestments	7,638	3,302
Currency effect	(345)	448

Organic growth	9,376	5,846
Non-operational	(2,880)	4,246
Operational	12,256	1,600

B. Liquidity and capital resources.

Working capital, consisting of work in progress amounting to € 151.2 million (see Note 8 to our Consolidated Financial Statements) plus trade receivables amounting to € 219.7 million (see Note 8 to our Consolidated Financial Statements) minus billing in excess of costs amounting to € 111.9 million and minus accounts payable amounting to € 87.1 million (see Consolidated Balance Sheet) increased slightly by € 6 million. As a percentage of gross revenue,amounting to € 1,233.0 million, (measured at the level of the fourth quarter times four), working capital declined from 12.7% in 2005 to 12.5% in 2006. In the opinion of management, our working capital is sufficient to meet our present requirements.

Net cash provided by operating activities was € 86.4 million for the year ended December 31, 2006, compared to net cash provided by operating activities of € 66.8 million for the year ended December 31, 2005. The increase was primarily the result of growth in operating income for the Company.

Net cash used in investing activities was € 68.9 million for the year ended December 31, 2006, compared to net cash used in investing activities of € 85.1 million for the year ended December 31, 2005. The net cash flow activity related to investing activities consisted primarily of investments in the acquisition of consolidated companies, investments in property, plant and equipment and investments in non-consolidated companies.

Net cash provided by financing activities was € 12.7 million for the year ended December 31, 2006, compared to net cash provided by financing activities of € 42.1 million for the year ended December 31, 2005. The net cash flow activity related to financing activities consisted primarily of purchase of own shares and payment of dividend, offset by new long-term debt and changes in short term borrowings.

Cash at year-end 2006 was € 101 million, compared to € 74 million in 2005. Net debt (cash and cash equivalents minus interest-bearing debt) at year-end 2006 was € 45 million against net debt at year-end 2005 of € 52 million. As a result of favorable cash flow, net debt improved despite the investments in new acquisitions. Interest-bearing debt also includes the after-payment obligations to former shareholders of acquired companies, totaling € 21 million.

At year-end 2006, a total of € 196 million in short-term credit facilities was available, compared to € 182 million at year-end 2005. As of December 31, 2006, € 22 million of these facilities were used. In addition, banks have pledged performance bonds and other guarantees related to projects for a total of € 41 million. A performance bond is a guarantee that we give to our client related to our performance under a contract. This secures the client with an income, in case we do not perform according to the stipulations in the contract for which the performance bond is issued. If, however, we fully meet all the requirements of the contract, the bond will be canceled. At year-end 2006, our long-term debt totaled € 119 million. See Notes 14 and 15 to our Consolidated Financial Statements for a more detailed discussion of our long-term and short-term credit facilities. Current liabilities rose from € 304 million in 2005 to € 370 million in 2006. Of this increase, € 23 million was a result of shorter billing cycles.

ARCADIS has entered into agreements with a number of banks for financing facilities. This involved the refinancing and centralization of nearly all group debt and bonding facilities in 2006. The new centralized finance structure consists of three components, all of which have been closed at market rates.

A term loan facility for $120 million was entered into with a consortium of four banks, in order to retire the bridge loan that was taken in relation to the acquisition of BBL at the end of September 2005 and to finance the acquisition of PinnacleOne in November 2006. Half of this loan matures after five years, the other half after seven years.

Uncommitted multicurrency facilities of € 100 million have been entered into with a consortium of four banks which will be used for financing of working capital.

An uncommitted bonding facility of € 50 million has been entered into with ABN AMRO bank.

Other Balance Sheet Items

Our total assets grew from € 650 million at year-end 2005 to € 736 million at year-end 2006, mainly because of the organic growth of our business (€ 54 million), acquisitions (€ 60 million) and currency effects (negative € 28 million). As a result of acquisitions completed in 2006, goodwill rose to € 139 million, compared to € 116 million in 2005. The identifiable assets of acquisitions are capitalized separately, and at year-end 2006, this totaled € 10 million. This generally relates to the value of the yet to be realized profit in the backlog of the acquired companies.

Shareholders’ equity rose by € 12.7 million to € 188.9 million at year-end 2006 as follows:

(In Millions of Euros)	Effect
Net income for 2006	€44.9
Dividend payment for 2005	(13.4)
Currency exchange rate differences	(14.1)
Exercising of options	4.6
Temporary purchase of shares to cover option plan obligations	(17.6)
Option costs (1)	1.8
Fiscal effects related to option plans	6.4
€12.7

(1) For more information on option costs, please refer to Note 17 in our Consolidated Financial Statements.

Concerning our balance sheet ratios, solvency calculated as total equity amounting to € 200.7 million as a percentage of total assets amounting to € 736.5 million at year-end 2006 was 27.3%, compared to 28.9% at year-end 2005. Return on average invested capital (total equity, adjusted for depreciation of goodwill, plus net interest-bearing debt) was 20.3%, compared to 20.6% in 2005.

Capital Expenditures

Net investments in tangible fixed assets, excluding acquisitions, were € 18 million compared to € 15 million in 2005, equivalent to the level of depreciation. The investments primarily relate to communications and computer equipment. The expansion of the company through acquisitions required considerable investment for a total amount of € 53 million. Net of cash this was € 49.1 million, including € 3.0 million that constitutes a withholding for a possible performance-based after payment to former shareholders of acquired companies. Goodwill amounted to € 30 million, while the value of identifiable intangible assets was € 11 million. In addition, € 7 million was invested in non-consolidated companies and other financial fixed assets compared to € 5.9 million in 2005. We had no divestments of consolidated companies in 2006, compared to after tax yields of € 8.5 million in 2005.

C.  Research and development, patents and licenses etc.

We have spent approximately 1% of our consolidated gross revenue on research and development projects during each of the last three fiscal years. We expect that, consistent with past experience, most of our technological advances will be made in response to specific needs and opportunities. We have benefited from our understanding of soil and water dynamics and from technological and knowledge advances realized in connection with specific analysis, planning, development, construction and treatment projects that we have conducted for our clients.

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

D.  Trend information.

We announced positive developments for the first quarter of 2007. Gross revenue increased 16% to € 332 million. Organic growth was strong at 14%. All three service areas contributed to this strong growth. Most notably in environment, where the 20% organic growth underlined ARCADIS position in that market. Geographically, the United States and Brazil were the most prominent contributors to growth in the period. Favorable developments continued in the Netherlands, while growth clearly increased in the remaining European countries. Net income from operations was 35% higher at € 12.8 million, mainly as a result of activity growth, further margin improvement and the sale of carbon credits in Brazil.

The high level of organic growth and the further improvement of margins demonstrate that our strategy to concentrate on activities with more growth potential, higher in the value chain, is yielding results.

Key financial measures

	First quarter
(Amounts in millions of euros unless otherwise stated)	2007	2006	% Change
Gross revenue	332	287	16%
Operating income excluding amortization of intangibles (or EBITA) (1)	22.6	16.1	40%
Net income	11.6	9.0	28%
Net income per share (2)	0.57	0.45	27%
Net income from operations (3)	12.8	9.4	35%
Net income from operations per share (2)(3)	0.63	0.47	34%

(1)          Operating income excluding amortization identifiable intangible assets is calculated as follows;

	2007	2006
Operating income as reported	20.8	14.5
Amortization identifiable intangible assets	1.8	1.6
Operating income excluding amortization identifiable intangible assets (EBITA)	22.6	16.1

(2)          Based on 20.4 million shares outstanding in 2007 compared to 20.2 million in 2006.

(3)          Net income from operations is calculated as follows:

	2007	2006
Net income	11.6	9.0
Effects of financial instruments	(0.0)	(0.6)
Amortization	1.2	1.0
Net income from operations	12.8	9.4

Analysis

 The gross revenue growth of 16% was negatively impacted by the decline of the U.S. dollar and to a lesser extent the Brazilian real. Excluding currency effects, gross revenue rose 20%. The contribution from acquisitions was 6%, while strong organic growth of 14% originated from all regions. The contribution from the United States was the largest with organic growth at a level of 15% followed by South America, where both Brazil and Chile saw strong activity growth. In the Netherlands, organic growth continued at a good level of 7%, while in other European countries organic growth improved to 9%.

EBITA rose 40%. Acquisitions contributed 14%; the currency effect was 7% negative. The organic growth was 33%. This growth includes a contribution of € 1.9 million from the sale of carbon credits, from the biogas plant at the Bandeirantes solid waste dump site in Brazil. Excluding this contribution, EBITA organically increased by 21%. The margin, (EBITA as a percentage of revenue, net of materials, services of third parties, and subcontractors) improved to 8.8% (excluding carbon credits) against 7.9% in the same period last year.

Net income from operations rose 35%. This is somewhat less than the increase in EBITA, particularly as a result of the associated companies and minority interest. The associated companies delivered a slightly negative contribution as a result of difficulties in several Brazilian energy projects. Minority interest rose as a result of favorable operational results in Brazil, where ARCADIS owns slightly more than 50%.

Developments by service area

The figures mentioned below relate to gross revenue developments, and discuss the comparison between the first three months of 2007 and the same period last year.

•                  Infrastructure

Gross revenue rose 11%. Acquisitions contributed 3%, the currency effect was negative at 3%. Organic growth amounted to 11%. In Brazil, again strong activity growth was achieved as a result of a high level of investment in both the public and private sectors.  Despite current pressures affecting land development, organic growth in the United States was at a good level. Gross revenue from the New Orleans contract was still limited. In the Netherlands, growth continued at slightly lower levels, while in Belgium and France activities also increased.

•                  Environment

Gross revenue increased 15%. The contribution from acquisitions of 2% mainly came from the acquisition of Ecolas in Belgium. Because many environmental activities take place in the United States, the decline of the dollar had a large negative effect of 8%. Organic growth amounted to more than 20%, of which 2% as a result of the sale of carbon credits. The strongest contribution came from the United States. As a result of advanced technology, special products such as GRiP®, synergies with BBL and services to multinationals, the Company’s market share is increasing. Also Brazil and to a lesser extent Germany, the United Kingdom and Poland contributed to the increase.

•                  Facilities

Gross revenue increased by 30%, of which 20% was a result of acquisitions. This included PinnacleOne in the United States and a number of smaller acquisitions in the Netherlands, Belgium and Germany. The currency effect was 1% positive. Organic growth of 9% mainly came from expansion in project management and consultancy services in the Netherlands, Germany and the United Kingdom, partly as a result of the favorable real estate investment climate.

Outlook

The favorable economy, the increase of Public Private Partnerships (PPP) initiatives, the growing attention for integrated planning and the need to tackle traffic congestion drives increased investment in infrastructure. As a result of the increased attention for environment and climate change, the environmental market is growing. The growing backlog as a result of our focus on key clients and the ensuing expansion of environmental services for (international) companies offer an excellent basis for growth. In the facilities market we see a strong internationalization of real estate investment, offering excellent opportunities for project management and other high level services.

The outlook for full year 2007 remains positive. Market conditions are favorable and offer ample opportunity for growth, among other things through synergy. In addition, expansion through acquisitions is high on our agenda. The priority lies with the United States and the United Kingdom and with activities higher in the value chain. Barring unforeseen circumstances we expect continued growth in revenues and income for 2007.

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

The following table sets forth, as of December 31, 2006, our commitments and contractual obligations for the following five years and thereafter. The long-term debt obligations are our cash debt service obligations. Operating lease obligations are the future minimum rental payments required under the operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2006.

		Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)

Operating lease obligations	160,505	34,935	61,297	40,550	23,723
Capital (finance) lease obligations	780	198	538	30	14
Purchase obligations	31,562	10,782	19,907	873	—
Pension plan obligations	109,600	14,000	33,200	40,900	21,500
Interest	21,697	4,621	8,323	6,175	2,578
Other long-term liabilities reflected under IFRS	99,307	1,381	3,689	58,589	35,648
Total	423,451	65,917	126,954	147,117	83,463

In the table above, for purposes of estimating the amount of future funding of our pension plan obligations, we have assumed (1) an annual growth in the salary-level of 2.5%, (2) a fixed level of the total pension premium of 18.5% on total salaries, and (3) a gradual increase in the total staff covered by the pension fund, to 2,500 in 2012 from 1,751 in 2007. The Total amount covers the period through December 31, 2012. The pension plan obligation in the “More than 5 years” column is the obligation for 2012 only. We believe that cash generated from operations, together with our existing financing arrangements will be sufficient to meet our working capital and capital expenditure requirements for 2006.

Set forth below is a reconciliation of the amounts set forth in the contractual obligations table above to the amounts recorded in the balance sheet.

Contractual obligation table total	423,451
Operating lease obligations	(160,505)
Pension plan obligations	(109,600)
Interest	(21,697)
Total amount of contractual obligations in the balance sheet	131,649

Long-term portion of long-term debt	119,286
Current portion of long-term debt (in balance sheet current liabilities)	1,580
Total long-term debt	120,866
Purchase obligations (related to acquisitions, in balance sheet current liabilities)	10,783

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

Supervisory Board

The following table presents information about our Supervisory Board members following our Annual General Meeting of Shareholders, which was held on May 16, 2007:

Name	Year of Birth	Years Served In Office	Year Term Expires	Position
Rijnhard W.F. van Tets (a), (b)	1947	5	2010	Chairman
Carlos Espinosa de los Monteros (b)	1944	9	2010	Vice-Chairman
Thomas M. Cohn (a)	1942	3	2008	Member
George R. Nethercutt, Jr. (a)	1944	2	2009	Member
Jan Peelen (b)	1940	7	2008	Member
Gerrit Ybema (b)	1945	4	2007	Member

(a)                                  Member of the Audit Committee

(b)                                 Member of the Selection and Remuneration Committee

Jhr. Drs. Rijnhard W.F. van Tets was appointed to our Supervisory Board in 2002 and currently serves as our Chairman. He also serves as a member of our Supervisory Board’s Audit Committee and as chairman of the Selection and Remuneration Committee. As of April 1, 2007 Mr. Van Tets serves as a partner of Laaken Asset Management N.V. He served as an advisor to the Executive Board of ABN AMRO Bank till April 1, 2007, after serving as a member of the Executive Board from 1988 until 2001. He also served in a variety of positions while at ABN AMRO Bank, including: Chairman of the Investment Banking Division from 1990 to 2001, Senior Executive Vice President from 1986 to 1988, and Executive Vice President of the Corporate Banking Division from 1983 to 1986. From 1977 until 1983, Mr. van Tets served as Vice President of Corporate Finance with First Boston Corporation. He currently serves as a non-executive board member of the following entities: Euronext N.V., Euronext Amsterdam N.V., Equity Trust SARL, International Flavors & Fragrances I.F.F. (the Netherlands) Holding B.V., Wegener N.V., and Investment Committee Pension Fund Building Industry. Mr. van Tets earned a Masters in Law and Business Administration from the University of Leiden.

Mr. Carlos Espinosa de los Monteros was appointed to our Supervisory Board in 1998. He also serves as a member of our Supervisory Board’s Selection and Remuneration Committee. Mr. Espinosa currently serves as Chairman and Chief Executive Officer of Daimler Chrysler Espana Holding. He served as President of IBERIA S.A. from 1983 until 1985. From

1979 until 1983, Mr. Espinosa served President of the National Institute for Industry (INI) in Spain. Mr. Espinosa currently serves as a non-executive board member of Acciona S.A. and as Deputy Chairman of Inditex S.A. (Zara).

Mr. Thomas M. Cohn was appointed to our Supervisory Board in 2004. He also serves as chairman of our Supervisory Board’s Audit Committee. From 1994 until 2003, Mr. Cohn served as Chairman of the Executive Board of Siemens Nederland N.V. and Chief Executive Officer of the Siemens Group in the Netherlands. Mr. Cohn retired from the Siemens Nederland NV Executive Board in 2003. From 1987 until 1994, Mr. Cohn was the Chief Financial Officer and an Executive Board member of Siemens Nederland N.V. From 1967 until 1987, he held various positions, such as director of Economic Affairs, with Siemens Belgium. He started his career in 1964 with Siemens AG in Germany. Mr. Cohn also serves as a non-executive board member of the following entities: Getronics Holdings B.V., Corus Nederland B.V., KEMA NV, Advisory Board Fortis Bank Rotterdam, Recontec B.V., Pereira Van Vliet & Partners (Chairman), Monitoring Board University of Technology Delft, Advisory Board of Comsec Consulting group, Advisory board Oracle Nederland B.V., Foundation Techniques and Marketing-STEM and Senior Advisor ControlGuard.

Mr. George R. Nethercutt, Jr. was appointed to our Supervisory Board in 2005. Mr. Nethercutt also serves as a member of our Audit Committee. He currently serves as a board member of the following entities: Hecla Mining Company, The Washington Policy Center, Juvenile Diabetes Foundation International and Permanent Joint Board on Defense. From 1994 until January 2005, Mr. Nethercutt served as a member of the United States House of Representatives. He served on the Appropriations Committee and the Defense, Interior and Agriculture Subcommittees. From 1977 to 1994, Mr. Nethercutt practiced law in the private sector, focusing on corporate, estate and probate and adoption law.

Drs. Jan Peelen was appointed to our Supervisory Board in 2000. He also serves as a member of our Supervisory Board’s Selection and Remuneration Committee. Mr. Peelen retired from employment with the Unilever group of companies in 2000. From 1987 until 2000, Mr. Peelen was a member of the Executive Board of Unilever N.V. and Unilever PLC. From 1996 till 2000 he also served as a member of the Executive Committee of Unilever, as the director of Human Resources. Mr. Peelen has served in several international management positions within Unilever or its subsidiaries since 1966. Mr. Peelen also serves as a non-executive board member of the following entities: Albron B.V., Royal Friesland Foods N.V., Buhrmann N.V., VVAA Group B.V. (Chairman), and National Regie-Orgaan Genomics.

Drs. Gerrit Ybema was appointed to our Supervisory Board in 2003. He also serves as a member of our Supervisory Board’s Selection and Remuneration Committee. From 1998 until 2002, Mr. Ybema served as the Secretary of State for Economic Affairs in the Netherlands. He has served in a variety of governmental positions at the local and state level from 1989 until 1998, including positions with the city of Enschede and the province of Friesland. He currently serves as a non-executive board member of the following entities: NUON, CORDIS Europe, Monitoring Board Zorggroep Noorderbreedte, ROC Friese Poort, Consultative Organ Frisian Language and Culture, Fair Wear Foundation, Foundation Frisian Harbour Days and Guarantee Committee Stichting Certificering VBO Makelaars. Mr. Ybema earned an economics degree, with a specialization in economic relations from Rijksuniversiteit Groningen.

Executive Board

The following table presents information about our current Executive Board members:

Name	Year of Birth	Years Served In Office	Position
Harrie L.J. Noy	1951	12	Chairman
C. Michiel Jaski	1959	6	Member
Friedrich Schneider	1962	1	Member
Ben A. van der Klift	1959	1	Member

Harrie L.J. Noy was appointed to our Executive Board in 1994. He currently serves as Chairman of our Executive Board and has held this position since 2000. He also serves as a member of the ARCADIS N.V. Priority Foundation. Prior to joining our Executive Board, Mr. Noy served as Managing Director of Heidemij Advies B.V. from 1990 until 1994. He joined the company in 1975. Mr. Noy also serves as a non-executive board member of the following entities: Foundation PSIB, Advisory Board Euronext, VEUO (The Dutch Association of Listed Companies), Foundation Management Studies (SMS), VNO-NCW, High Level Group European Construction and Technology Platform, Supervisory Board University of Arnhem-Nijmegen, Supervisory Board NV Dutch Gas Transport Services BV and Supervisory Board Foundation Vilente.

C. Michiel Jaski was appointed to our Executive Board in 2000. He has responsibility for the operations in Europe and also for strengthening the environmental business of the company. He also serves as a member of the ARCADIS N.V. Priority Foundation. Prior to joining us, he served in a variety of positions at Polyesters Plastics Packaging Shell Chemicals Ltd., including: Global Vice President from 1999 to 2000, Global Marketing & Sales Director from 1998 to 1999, Business Unit Manager Europa Shell Chemicals Ltd. from 1992 to 1998, Sales Manager Benelux Shell Nederland Chemie

from 1990 to 1992, and Product Manager Shell Nederland Chemie from 1988 to 1990. From 1986 until 1987, Mr. Jaski served as the Project Manager of Information Technology Philips UK and Philips Belgium. Mr. Jaski also serves as a non-executive board member of the following entities: Chairman of the Foundation Delta (primary education), IUCN Netherlands Committee, Leaders for Nature , Dutch-German Chamber of Commerce, Foundation Toekomstbeeld der Techniek and University Fund Delft.

Friedrich Schneider was appointed to our Executive Board in May 2006. He has responsibility for operations in North and South America and Asia and also for strengthening the infrastructure business of the company. He also serves as a member of the ARCADIS N.V. Priority Foundation. Prior to joining us, Mr. Schneider served on the Executive Board of Rheinhold & Mahla AG, an industrial services company, in Munich from 2004 to 2005 and was responsible for their Western Europe and Technologies Divisions. From 2001 until 2004, Mr. Schneider served as a managing director of Bilfinger Berger AG, first in the International Division (2001-2002) and then in the Civil Division (2002-2004). Mr. Schneider has also served in various capacities at Bentec GMBH Drilling and Oilfield Systems from 1999 to2001, Preussag AG from 1996 to 1999, Preussag International GMBH from 1993 to 1996, Metallgesellschaft Services from 1990 to 1993. Mr. Schneider received a Masters of Art (Economics) at the State University of New York in Albany and a PhD in Economics from the European University Institute, Florence.

Ben A. van der Klift was appointed to our Executive Board in May 2006. He also serves as our Chief Financial Officer. Mr. Van der Klift joined us in January 2005 as Corporate Director Finance. Prior to joining us, he served as Financial Director of PRC Bouwcentrum BV in Bodegraven from 1997to 2005. From 1991 to 1997, Mr. Van der Klift served as Controller of DHV Milieu en Infrastructuur and DHV AIB. He began his career at De Rotterdamsche Droogdok Maatschappij in Rotterdam from 1987 to 1991. Mr. Van der Klift received a degree in Social Geography at the University in Utrecht, a Master of Business Administration at the Erasmus University in Rotterdam and he took courses for corporate controllers at ‘Vrije Universiteit Amsterdam’ .

Corporate Directors

The following table presents information about our current Corporate Directors:

Name	Year of Birth	Years Served In Office	Position
Hans van Dord	1944	6	Corporate Director of Business Development
Tom W. Haak	1956	—	Corporate Director of Human Resources
Craig E. Eisen	1951	5	Corporate Director of Mergers and Acquisitions

Hans van Dord was appointed Corporate Director of Business Development in 2000. Prior to that appointment he has served in various senior management positions in different ARCADIS operating companies. Mr. Van Dord has been with our company since 1985. Prior to joining us, Mr. Van Dord worked on urban and rural planning and design projects on behalf of the Dutch government from 1972 to 1985.

Tom. W. Haak was appointed as Corporate Director of Human Resources on October 1, 2006. He succeeded Mr. Wim G.M. Rupert who retired on January 1, 2007. Since 1998, Mr. Haak was responsible for Human Resources Management of Aon. In his last position he worked as Head Global Talent Management for Aon Corporate in the Netherlands. Before joining Aon, Mr. Haak worked as manager Human Resources Development at KPMG and at Philips in several positions in the area of personnel and organization.

Craig E. Eisen was appointed as Corporate Director of Mergers and Acquisitions in 2002. Prior to joining us, he held the position of Vice President Corporate Programs and was a member of the Executive Board of Tetra Tech, Inc. from 1994 to 2002. From 1981 to 1996, Mr. Eisen also served in a number of positions at Hydro-Search Inc., including as President from 1991 to 1997, as Vice President of Operations from 1988 to 1991 and as a member of the Board of Directors from 1988 to 1994. Prior professional positions include Principal Hydrogeologist at the Water Resources Research Institute, University of Wyoming from 1979 to 1981 and Hydrogeologist/Resident Engineer for the U.S. Agency for International Development—Kenya from 1978 to 1979.

Senior Management Committee

The following table presents information about our current Senior Management Committee members:

Name	Year of Birth	Years Served In Office	Position
Steven B. Blake	1956	3.5	CEO ARCADIS G&M
Hernán Bezamat	1954	0	CEO ARCADIS Geotecnica
Douwe J. Kras	1948	3	Managing Director ARCADIS Nederland
Yann Leblais	1952	7	CEO ARCADIS FCI
Antonio J.O. Rocha	1941	8	CEO ARCADIS Logos
Ludo Smans	1947	11	Managing Director ARCADIS Belgium
Marek Adamek	1960	3	Managing Director ARCADIS Polska
Leo van der Kemp	1956	3.5	Managing Director PRC
Peter J. Vince	1958	2	Managing Director of AYH;
Robert K. Goldman	1957	6	CEO Blasland, Bouck & Lee, Inc.
Ulrich Behr	1952	2	CEO ARCADIS Deutschland GmbH

Steven B. Blake was appointed to our Senior Management Committee in 1995. From 1999 until 2003, Mr. Blake served as a member of our Executive Board, from which he requested to step down in November 2003. Since that date, he serves as the Chief Executive Officer of ARCADIS US, Inc., which contains our U.S. operations, a position he previously held. He has served in a number of positions at Geraghty & Miller, including: President from 1994 to 1996, Vice President Programs & Strategic Operations from 1991 to 1994, and Director of Hydrocarbon Services Division from 1989 to 1991. Following our acquisition of Geraghty & Miller in 1994, Mr. Blake served as Chief Executive Officer of ARCADIS Geraghty & Miller, Inc., from 1996 until 1999. Mr. Blake also serves as a non-executive board member of the following entities: Construction Industry Roundtable, the U.S. National Water Well Association and the Federal Relations Committee (CIRT).

Hernán Bezamat, age 52, chemical engineer, was appointed as Chief Executive Officer of ARCADIS Geotécnica S.A. in February 2007. Prior to joining ARCADIS he worked with Shell for 26 years and is very knowledgeable about multinational companies, an important and growing client group for ARCADIS. At Shell he was, amongst other things, responsible for the sale of Shell’s chemical and oil products to the mining industry.

Douwe J. Kras joined the company in May 2004, and has been appointed CEO of ARCADIS Nederland B.V. effective as of July 2004. Until 2004, Mr. Kras was CEO of PRC B.V., a consultancy firm that we acquired in 2003 and that specializes in project management. He worked with PRC B.V. for 25 years. Mr. Kras is member of several Supervisory and/or Advisory Boards: Unica Installatiegroep BV, Sint Franciscus Hospital Rotterdam, Mozaïek Wonen in Gouda, Blauwhoed BV, Concerthal De Doelen in Rotterdam, Regieraad Bouw, and the Trustfund of the Rijksacademy Amsterdam.

Yann Leblais was appointed to our senior Management Committee in 2002. He currently serves as CEO in ARCADIS FCI and has held this position since 2000. He also serves as CEO of the operating company ARCADIS ESG (formerly named EEG SIMECSOL) and has held this position since 1995. He joined SIMECSOL in 1979 and served in a number of positions, including: Executive Vice President from 1990 to 1995 and Head of the Geotechnical & Civil Division from 1985 to 1990. Yann Leblais is currently Chairman of the Board of EFCA, the European Federantion of Engineering Consultancy Associations, and also serves in key positions in both French and International Tunneling Associations.

Antonio João Oliveira Rocha was appointed to the Senior Management Committee in 2000. He currently serves as Chief Executive Officer of ARCADIS Logos Ltda., our holding company in Brazil, and has held the leading position since February 2006. Between 1999 and 2006, he served as the Chief Executive Officer of Logos Engenharia S.A., our leading engineering Brazilian company. Prior to becoming Logos’ CEO, from 1987 to 1999 Mr. Rocha served as Technical Director, and from 1977 to 1986 he served as Project Manager at Logos. From 1986 to 1987 he worked as deputy secretary in the Planning Secretariat of São Paulo State Government. Before joining Logos he worked at São Paulo Metro Company and Rhodia, Brazilian subsidiary of French Rhône Poulenc. Mr. Rocha worked at two Brazilian universities from 1966 until 1972.

Ludo Smans was appointed to our Senior Management Committee in 1999. Founder and President of the former Gedas, which company was acquired by Heidemij Group in 1995. He has held the position of Chief Executive Officer of ARCADIS Belgium since 1995. Prior to founding Gedas in 1981, Mr. Smans served in a number of positions at VEHA Radiators Herentals (Rijn Schelde Verolme) from 1971, including as Administrative Director from 1976 to 1981.

Marek Adamek was appointed the Managing Director of ARCADIS Polska in 2005. From 1991 to 2004, he served as the Chief Executive Officer of Ekokonrem, an environmental company which he established and was acquired by the Heidemij Group in 1994. Prior to 1991, Mr. Adamek worked in a geological state-on company, as hydrogeologist and Project Manager.

Leo van der Kemp was appointed the CEO of PRC in 2004, He has a background in public services. From 1985 to 1992 he was involved in the housing of Dutch Universities, University Hospitals and other educational facilities. Until 1995 he was responsible for decentralization-operations of the Dutch ministry of Education and Science. From 1995 until 2004 he was director of the division Projectmanagement and Consultancy of PRC B.V.

Peter J. Vince was appointed to the Senior Management Committee of ARCADIS in 2006. Mr. Vince is Managing Director of AYH plc, a cost and project management consultancy business that was acquired by ARCADIS in June 2005. Mr Vince joined AYH in 1994 and has been a director since 1999 taking over the role of managing director in 2003. Prior to AYH, Mr. Vince has undertaken employment in both consultancy and contracting organizations spanning to date a 30 year career in the construction and property industry.

Robert K. Goldman was appointed to the Senior Management Committee in 2006, when he joined the company with the acquisition of Blasland, Bouck & Lee, Inc. (BBL). In 2006, Mr. Goldman served as CEO and Chairman of the Board of BBL, and as from 1 January 2007, Mr. Goldman will serve as Director of the Global Environmental Program for ARCADIS.  Mr. Goldman joined BBL in 1984, and held positions of increasing responsibility at that firm until the firm’s acquisition by ARCADIS in 2005. Mr. Goldman is also active in a leadership role in several community organizations in New York State.

Ulrich Behr was appointed CEO of ARCADIS Germany in November 2005. Ulrich Behr is an engineer who worked as board member of HL-Technik AG, Germany’s largest engineering practice for building services until 1998. From then until 2002 he was the managing director of Josef Gartner GmbH, Germany’s number one curtain wall contractor. During this time, the company was merged with Permasteelisa spa, the world’s largest façade contractor. From 2003 to October 2005 he was the CEO of Bug-Alutechnic GmbH, Austria’s most prominent façade contractor. Ulrich Behr is a frequent lecturer at several universities in Germany.

B.  Compensation.

Description of Compensation

The aggregate compensation, including directors’ fees and bonuses, paid or accrued to all of the members of our Supervisory Board and Executive Board as a group (10 persons) during the fiscal year ended December 31, 2006, was € 1.5 million. The aggregate amount set aside or accrued to provide pension, retirement and similar benefits for all of the members of our Supervisory Board and Executive Board as a group during the fiscal year ended December 31, 2006, was € 0.15 million. The aggregate number of restricted share units and conditional stock options granted to the Executive Board in 2006 was 27,000 shares and 65,000 stock options*. Please see Item 6.E for a description of our various equity plans and details of the options and restricted share units granted under those plans.

*Numbers based on granting of 100% of the reference numbers, with maximum extension to 150%. (see note 17, share-based compensation)

Supervisory Board Members

Compensation for members of our Supervisory Board is determined by the General Meeting of Shareholders. For 2006, each of our Supervisory Board members was paid a base rate of compensation equal to € 25,000, while the Chairman’s compensation was € 37,500. In addition, the members of the Supervisory Board receive annual compensation for expenses, which for the Chairman is € 3,000, for Dutch members is € 2,000, for the Spanish member € 10,000 and for the U.S. member $15,000 per year. Supervisory Board members who serve on our Audit Committee and our Selection and Remuneration Committee are paid annually € 5,000 per committee. Our Supervisory Board members are not eligible to receive ARCADIS N.V. shares or stock options.

The following table details the amount of compensation paid to each of our Supervisory Board members in 2006.

Name	Compensation
(in thousands)
Rijnhard W.F. van Tets	€49
Ross A. Webber*	15
Thomas M. Cohn	30
Carlos Espinosa de los Monteros	30
George R. Nethercutt	28
Jan Peelen	30
Gerrit Ybema	31

* Mr. Webber stepped down on May 17, 2006.

Executive Board

The compensation of members of our Executive Board is determined by the Supervisory Board based on recommendations of our Selection and Remuneration Committee. Our policy is to compensate our senior executives at market rates while considering our size and characteristics. The goal of our compensation scheme is to provide our Executive Board members with short-term and long-term incentives, so that their interests are aligned with those of our shareholders. A new remuneration policy was presented to and approved by our shareholders at the General Meeting of Shareholders on May 11, 2005. For 2006, our compensation packages include the following components:

•  Fixed salaries. The fixed portion of the overall compensation package is adjusted annually by the Supervisory Board based on recommendations from the Selection and Remuneration Committee. In 2006, the fixed portion paid to our Executive Board members was increased by 5%, which includes an annual adjustment based on general market trends and company-specific factors.

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

•  Long-term flexible remuneration. The long-term variable remuneration consists of performance-related rights to acquire ARCADIS shares, such as options, appreciation rights and restricted share units. Executive Board members will receive, on an annual basis, 12,500 to a maximum of 15,000 options and 5,000 to a maximum of 7,000 restricted share units. The chairman of the Executive Board will receive 25,000 options and 10,000 restricted share units. Options and restricted share units are granted on a conditional basis and vest depending on the achievement of certain performance measures. Members of our Executive Board are granted options and restricted share units by the Supervisory Board based on the recommendations of the Selection and Remuneration Committee. The aggregate number of restricted share units and stock options granted to the Executive Board in 2006 was 27,000 shares and 65,000 stock options*.

 *All numbers of restricted share units and options mentioned are based on granting of 100% of the reference numbers. A varying number of actual shares will be earned from 0% to 150% of the target award, depending on actual performance results.

•  Compensations and other fringe benefits. Members of our Executive Board receive reimbursement for expenses and other fringe benefits customary in the industry, such as a company car.

•  Pensions. As of January 1, 2004, our pension plan was changed to a defined contribution plan. The premium paid for the members of our Executive Board is based on the goal of achieving a target payment equal to what would have been received under our pension plan prior to its conversion to a defined contribution plan.  During 2006 the company paid an amount of € 157,000 to the pension fund to match Executive Board member contributions.

The following table details the amount of compensation paid to each of our Executive Board members in 2006. Please see Item 6.E for detailed information regarding the exercise price and expiration date of the options.

Name	Fixed Salary*	Bonus*	Pension Premium*	Options Granted**	Restricted Share units**
Harrie L.J. Noy	€356	€219	€76	25,000	10,000
C. Michiel Jaski	€266	€159	€42	15,000	7,000
Friedrich M.T. Schneider	€137	€145	€22	12,500	5,000
Ben A. van der Klift	€168	€153	€17	12,500	5,000

* in thousands

** number of options and restricted share units mentioned are based on granting of 100% of the reference numbers. A varying number of actual options/shares will be earned, from 0% to 150% of the target award, depending on actual performance results.

C.  Board practices

The length of each director’s and officer’s term in office, if applicable, is described above in Section A. Consistent with the Dutch Code on Corporate Governance, the new members of the Executive Board, Messrs. Schneider and Van der Klift, have been appointed for a maximum period of four years and may be re-appointed for a term of not more than four years. Also consistent with the Code, the maximum remuneration payable to a new Executive Board members in the event of dismissal is equal to one year’s salary. The other two members of the Executive board Noy and Jaski that were both appointed in 2000 have employment contracts with an unlimited duration. These employment agreements do not provide for benefits or other compensation upon the termination of employment. In case of a dismissal a remuneration payable will be decided, based upon the legal position, the duration of the employment and the cause of dismissal.

Audit Committee

Our Supervisory Board Audit Committee is responsible for reviewing and monitoring our financial statements and internal accounting procedures, approving the scope and terms of audit services to be provided by our independent auditor and monitoring the services provided by our independent auditor. Our Audit Committee reviews all periodic financial reports and conducts separate meetings with management, and the independent auditors to review the accuracy of such reports. Our Supervisory Board adopted our Audit Committee Charter and established the Audit Committee in November 2002, and our Audit Committee held its first meeting in January 2003. Our Audit Committee oversaw the implementation of IFRS in fiscal 2005 and SOX 404 in 2006.

For the year ended December 31, 2006, Mr. Cohn, Mr. van Tets, Mr. Webber and Mr. Nethercutt served as members of the Audit Committee. On May 17, 2006, Mr. Nethercutt joined the Audit Committee while Mr. Webber stepped down. Each person who served as a member of the Audit Committee during 2006 qualified as an independent member of the Audit Committee as defined by the Nasdaq Stock Market and the U.S. Securities and Exchange Commission. Mr. Cohn served as the Chairman of the Audit Committee during 2006 and will continue to serve as Chairman during 2007. Our Audit Committee has one member, Mr. van Tets, who qualifies as an “audit committee financial expert” as defined by the U.S. Securities and Exchange Commission. In May 17, 2006, the Supervisory Board’s Integrity Committee was integrated into the Audit Committee.

Selection and Remuneration Committee

Our Supervisory Board Selection and Remuneration Committee is charged with selecting and nominating candidates for appointment to the Supervisory Board and the Executive Board. In addition, this committee advises the Supervisory Board on the following matters: the size and composition of our Supervisory Board, compensation of the members of our Executive Board, the remuneration policy of our Senior Management Committee, our option plan policy, and the award of options and shares under existing share option plans.

For the year ended December 31, 2006, Mr. van Tets, Mr. Espinosa, Mr. Peelen, and Mr. Ybema served as members of the Selection and Remuneration Committee, and Mr. van Tets serves as Chairman. The Selection and Remuneration Committee has its own charter which is placed on the internet site.

D.  Employees.

As of December 31, 2006, we had 10,418 employees, compared to 9,143 at the end of 2005 and 9,638 at the end of 2004.

As of December 31, 2006, the geographic breakdown of our employees was as follows:

Region	2006	2005	2004
Netherlands	2,587	2,389	2,346
Europe excluding the Netherlands	3,044	2,751	4,000
United States	3,557	3,098	2,222
Rest of World	1,230	905	1,070

These numbers represent employees who are on the ARCADIS payroll. Including temporary and other staff, capacity at year-end 2006 totaled 11,533 employees compared to 10,101 in 2005.

A small minority of our employees are members of a union. The relationship between management and the labor unions is good.

E.  Share ownership.

Capital Stock

The following table discloses, as of December 31, 2006, interests held in our share capital by the members of our Supervisory Board and our Executive Board who served during 2006:

Name	Number of Shares (1)	Percentage of Outstanding Capital
Rijnhard W.F. van Tets	—	—
Ross A. Webber **	130		*
Th. M. (Thomas) Cohn	—	—
Carlos Espinosa de los Monteros	—	—
J. (Jan) Peelen	—	—
Gerrit Ybema	—	—
George R. Nethercutt	—	—
Harrie L.J. Noy	37,305		*
C. Michiel Jaski	1,870		*
Friedrich M.T. Schneider	—
Ben A. van der Klift	699		*

*                                         Less than 1%

**                                  Mr. Webber stepped down from his Supervisory function on May 17, 2006

The members of our management hold our common shares and have no greater rights than those provided to non-management holders of our shares.

Restricted Share Units *

The restricted share units are granted conditionally, and vest depending on the achievement of certain performance measures and other terms and conditions as set in advance by the Supervisory Board. Vesting of such conditional, performance-based restricted share units will take place three years after the granting date. The following table discloses, as of December 31, 2006, restricted share units held by members of our Executive Board.

Name	December 31, 2005	December 31, 2006
Harrie L.J. Noy	10,000	20,000
C. Michiel Jaski	7,000	14,000
Ben A. van der Klift	—	5,000
Friedrich M.T. Schneider	—	5,000

* Amounts based on granting of 100% of the reference numbers. A varying number of actual shares will be earned, from 0% to 150% of the target award, depending on actual performance results.

The members of our Supervisory Board held no restricted share units as of December 31, 2006.

Stock Options

The options are granted conditionally, and vest depending on the achievement of certain performance measures and other term and conditions as set in advance by the Supervisory Board. Vesting of such conditional, performance-based options will take place three years after the granting date.

The following table discloses, as of December 31, 2006, stock options held by members of our Executive Board:

Name	Option Plan	Grant Year	Number Granted		Exercise Price	2006 Exercises	Number Outstanding	Expiration Date
Harrie L.J. Noy	2001	2001	30,000		€9.20	30,000	0	05-22-2011
		2002	15,000		€10.79	—	15,000	05-15-2012
		2003	17,500		€8.93	—	17.500	05-13-2013
	2005	2005	25,000	*	€17.94	—	25,000	05-10-2015
		2006	25,000	*	€37.13		25,000	05-18-2016

C. Michiel Jaski	2001	2002	10,000		€10.79	10,000	0	05-15-2012
		2003	14,000		€8.93	—	14,000	05-13-2013
	2005	2005	15,000	*	€17.94	—	15,000	05-10-2015
		2006	15,000	*	€37.13	—	15,000	05-18-2016

Friedrich M.T. Schneider	2005	2006	12,500	*	€37.13	—	12,500	05-18-2016

Ben A. van der Klift	2001	2003	12,285		€8.50	4,000	8,285	10-16-2013
		2005	9,000		€17.94	—	9,000	05-10-2015
	2005	2006	12,500	*	€37.13	—	12,500	05-18-2016

* The number shown as granted is based on granting 100% of the potential number the Executive Board member is eligible for under his employment arrangement.

The members of our Supervisory Board held no stock options as of December 31, 2006.

A description of our various stock option plans can be found in Note 13 of our consolidated financial statements and is incorporated herein.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major shareholders.

Common Shares

We are not directly or indirectly owned or controlled by another corporation or a governmental entity. The total number of outstanding common shares as of February 28, 2007 is 20,645,615. Of our total number of outstanding shares, 1,144,292 are traded on the Nasdaq National Market. The number of record holders in the United States as of February 28, 2007, is 121.

The following table lists any person/entity who has notified us that he is the owner of more than five percent of our outstanding common shares as of February 28, 2007. These shareholders do not receive any preferential voting rights.

Identity of Person or Group	Percent of Class
Delta Deelnemingen Fonds	5.3%
Fortis N.V.	6.1
Koninklijke Nederlandsche Heidemaatschappij (a)	5.2
Lovinklaan Foundation (b)	20.2
Members of our Executive Board, Supervisory Board and other Executive Officers (c)		*

*              Less than 1%.

(a)           Koninklijke Nederlandsche Heidemaatschappij (KNHM), established in 1888 and the initial predesessor of ARCADIS N.V., is an independent non-profit association dedicated to environmental awareness and education. KNHM is governed by a board of trustees composed of 12 members. ARCADIS N.V. has the right to nominate one board member.

(b)           The Lovinklaan Foundation currently has five directors. The directors are elected by and from our Dutch staff members. None of the directors are members of our Supervisory Board or Executive Board. The Lovinklaan Foundation has agreed not to dispose of or pledge 4,000,000 shares of our common shares that it holds without the prior approval of the holder of the ARCADIS Priority Shares (the ARCADIS N.V. Priority Foundation). Lovinklaan Foundation funds the ARCADIS N.V. 2002 Employee Stock Purchase Plan, which is currently operational in the Netherlands, Belgium, Germany, France and the United States. In 2007 the ARCADIS N.V. 2002 Employee Stock Purchase Plan will also be introduced to employees in our UK subsidiaries.

(c)           Certain members of our Executive Board, our Corporate Directors and Senior Management Committee own our common shares. The number of shares listed only reflects those shares owned directly.

In 2006, Delta Deelnemingen Fonds reported it had acquired 5.33% of our shares. In 2006, KNHM brought down its ownership from 6.2% to 5.19% in pursuit of portfolio diversification. In 2006, Fortis N.V. reduced its holdings in ARCADIS from 6.6% to 6.11% at year-end In 2003, Smoorenburg B.V. reported that it had acquired a 5.08% position in our outstanding stock, but it reduced its holdings to 3.1% in 2005. In 2004, First Eagle Funds reported that it had acquired a 10.2% position in our outstanding stock, but during 2005 it reduced its holdings in ARCADIS to 4.9%, while the Lovinklaan Foundation reported that it had reduced its position to 20.2% from our outstanding stock.

Priority Shares

All 200 of our priority shares are issued in 1987 and are held by the ARCADIS N.V. Priority Foundation, which has 20 directors. The special statutory rights under ARCADIS N.V. Articles of Association regarding these priority shares is decision making related to: The issuance, acquisition and disposal of shares in the company, amendments to the Articles of Association, the dissolution of the company and the filing for bankruptcy, the entry into or termination of long-term cooperative ventures of substantial significance, and investments for an amount equal to or more than 25% of ARCADIS N.V. shareholders equity. To take action, the affirmative vote of 12 of the directors is required. Seven of the directors are members of our Supervisory Board, three are members of our Executive Board, and ten are ARCADIS employees who have been elected to serve as directors of the Bellevue Foundation (a foundation representing our international staff members). ARCADIS N.V. Priority Foundation has committed not to dispose of the priority shares except in the event of dissolution, which is an event that must be approved by the directors.

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

The board of this foundation consists of four persons who all qualify as independent according to Dutch regulations, to be appointed by our Executive Board. At the end of 2006 no cumulative preferred shares were outstanding.

Cumulative Financing Preferred Shares

Our Articles of Association authorize the issuance of cumulative financing preferred stock. As of December 31, 2006, no cumulative financing preferred stock have been issued.

Change in Control

We do not know of any arrangements, other than those referred to above, which may result in our change of control.

B.  Related party transactions and agreements with shareholders.

There have been no material transactions during our most recent fiscal year, nor are there presently any proposed material transactions to which we or any of our subsidiaries is a party and in which any member of our Supervisory Board or Executive Board or any relative or spouse thereof had or will have a direct or indirect material interest.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated on consolidation and are therefore not disclosed.

In 2006, ARCADIS was not a participant in any transaction or loan with other parties who hold at least ten percent of the shares in ARCADIS N.V.

On December 30, 2002, the Foundation Pension Fund ARCADIS received a € 5.0 million subordinated loan from the Lovinklaan Foundation, a 20% shareholder. The interest rate for 2006 was 3.78%. The loan was granted to provide additional equity to the ARCADIS Pension Fund Foundation the reserves of which had decreased due to the decreased value of its investments in the stock market. The loan matures on December 30, 2007.

At the end of 2005, the Lovinklaan Foundation made a capital contribution of € 6.5 million to the company, who on in turn made a one-time donation of € 9.5 million (which was the effect of the € 6.5 capital contribution after taxes) to the Foundation Pension Fund ARCADIS for Dutch employees to compensate employees for legislative changes negatively impacting the early retirement plan.

The Articles of Association of the Lovinklaan Foundation stipulate that it board needs prior approval of the ARCADIS N.V. Priority Foundation for any decisions concerning the disposal or pledge of ARCADIS N.V. shares held by the foundation, or to transfer them as a security or otherwise encumber those shares.

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

Legal or Arbitration Proceedings

From time to time, we are involved in routine litigation. We believe that the outcome of legal cases will not have a material effect on the consolidated financial condition of ARCADIS N,V,, but could be material to the Company’s operational results in any future accounting period.

Policy on Dividend Distribution

Our dividend policy aims to provide our shareholders with an attractive and stable return on their investment while, at the same time, providing us with the cash necessary to finance further growth of our business. We aim to make an annual dividend payment ranging from 30% to 40% of our net income from operations as reported under IFRS, our proposed dividend for 2006 is equal to 40% of our income from operations. An important consideration is that the strategy of the company is focused on growth, partly through acquisitions. The dividend policy is designed to offer shareholders an attractive dividend yield, while at the same time leaving us sufficient resources to finance growth.

B. Significant changes.

Since December 31, 2006, no significant changes in our financial condition have occurred.

ITEM 9.  THE OFFER AND LISTING

Markets

Our common shares are traded on the Nasdaq National Market under the symbol “ARCAF” and are traded on the Amsterdam Stock Exchange under the symbol “ARCAD.”

Stock Price Information

The following table sets forth the high and low closing prices for our common shares traded on the Nasdaq National Market and on the Amsterdam Stock Exchange since 2000:

	Nasdaq National Market ($)		Amsterdam Stock Exchange (€)
Period	High	Low	High	Low

2001	8.88	7.31	9.75	8.00
2002	10.35	8.00	11.19	7.94
2003	10.75	6.42	10.50	6.43
2004	18.70	11.65	13.75	9.4

	Nasdaq National Market ($)		Amsterdam Stock Exchange (€)
	High	Low	High	Low
2005
1st Quarter	21.70	16.78	16.58	13.08
2nd Quarter	23.87	19.50	19.50	15.40
3rd Quarter	27.61	22.50	22.39	19.00
4th Quarter	32.30	28.40	27.18	23.65
2006
1st Quarter	45.10	33.00	37.48	26.60
2nd Quarter	52.63	39.35	41.00	31.35
3rd Quarter	48.02	42.74	37.99	34.49
4th Quarter	61.16	43.61	46.70	34.59
Last Six Months
November 2006	58.06	48.55	43.70	38.31
December 2006	61.16	55.18	46.70	42.30
January 2007	64.00	58.26	49.05	44.67
February 2007	68.94	62.80	53.08	47.54
March 2007	67.01	61.28	51.10	45.97
April 2007	69.43	63.77	51.02	46.85

As of February 28, 2007, approximately 5.5% of our outstanding common shares were listed on the Nasdaq National Market and we had 121 holders in the United States.

ITEM 10.  ADDITIONAL INFORMATION

A.  Share capital.

Not applicable.

B.  Memorandum and articles of association.

ARCADIS is a public listed, limited liability company established under the laws of the Netherlands in accordance with Book 2 of Dutch Civil Law. Our shareholders at a Special General Meeting of Shareholders adopted our Articles of Association on June 5, 2003. The following is a summary of our Articles of Association, which were filed as Exhibit 1.1 to our Annual Report on Form 20-F for the year ended December 31, 2003 and are incorporated herein by reference, and such summary is qualified in its entirety by reference thereto.

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

Management

ARCADIS is managed by our Executive Board under the supervision of our Supervisory Board. The members of our Executive Board are appointed by the holders of our common shares. The members of our Executive Board are required to retire at the close of the Annual General Meeting of Shareholders held in the financial year in which they attains the age of sixty-five years, unless the Supervisory Board expressly decides otherwise with respect to the member.

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

The 200 priority shares are issued in 1987 and are since that date held by the ARCADIS N.V. Priority Foundation. Major corporate decisions require prior approval from the holder of these priority shares, including the issuance, acquisition, or disposal of shares of ARCADIS, amendments to our Articles of Association, the dissolution of ARCADIS, filing for bankruptcy, entering a joint venture of a material size, and material investments or acquisitions. The Board of the ARCADIS N.V. Priority Foundation has 20 members, including 10 members from our Executive and Supervisory Boards and 10 representatives elected by and from our employees. In order to approve any action requiring approval of the holder of the priority shares, a 60% absolute majority of the board is required. This effectively gives our employees the ability to veto certain major corporate events. The board meets twice a year to discuss the strategic development of ARCADIS.

Our Articles also permit us to issue shares of cumulative financing preferred stock. As of April 30, 2007, there are no shares of cumulative financing preferred stock outstanding. At our Annual General Meeting of Shareholders on May 16, 2007, however, our shareholders will vote on a proposal authorizing our Supervisory Board to issue common shares and cumulative financing preferred shares in an amount equal to 10% of our common shares and/or equal to the amount of cumulative financing preferred stock outstanding as of the date of the resolution adopted by the Supervisory Board to issue the shares. The amount of shares to be issued may be increased by an additional 10% when the issuance of shares relates to the consideration to be given in a merger or acquisition.

At our Annual General Meeting of Shareholders on May 16, 2007, our shareholders will vote on a proposal authorizing our Supervisory Board to issue shares of cumulative preferred stock, up to a maximum amount equal to 100% of our total capital stock issued and outstanding as of the date of the resolution adopted by the Supervisory Board to issue the shares. This stock will serve to limit any hostile takeover attempt by another entity. These shares would only be issued if we are threatened by a hostile takeover. In such an event, the shares would be issued to the ARCADIS N.V. Preferred Stock Foundation.

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

Repurchase of Shares

Our Articles authorize the Executive Board to repurchase shares of our capital stock if certain conditions are met. The Supervisory Board and our shareholders must authorize such a repurchase. The authorization must specify the number of shares that may be repurchased, the manner in which they shall be acquired and the price ranges at which they may be repurchased. Our shareholders will vote on a proposal to permit our Executive Board to repurchase shares of our capital stock at our Annual General Meeting of Shareholders on May 16, 2007.

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

Dividend Withholding Tax

To the extent that cash dividends are distributed by ARCADIS, such dividends would be subject under Netherlands tax law to withholding tax at a rate of 15%. This rate is applicable as from January 1, 2007. Before this date the withholding tax rate was 25%.

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

For dividends distributed before January 1, 2007, i.e. dividends on which 25% dividend withholding tax was due, it is of importance that holders of our common shares residing in the United States may be entitled to a reduction of Netherlands dividend withholding tax, in general to a Netherlands dividend withholding tax of 15%, under the double tax convention between The Netherlands and the United States with respect to income (the “Treaty”) subject to compliance by such shareholders with the applicable terms and conditions of the Treaty. Generally, a holder of our common shares will qualify for benefits under the Treaty (subject to compliance with the procedures for claiming benefits) if the holder:

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

We expect to fund dividend distributions on our common shares with dividends received from our subsidiaries organized outside the Netherlands. Accordingly, we will in certain circumstances be entitled under special Netherlands tax rules to reduce the amount of withholding taxes on dividends that a U.S. holder otherwise would be obliged to pay to the Dutch tax authorities by an amount that is equal to 3% of the dividend paid. We will in certain cases claim this reduction of withholding taxes in respect of dividends on our common shares.

On November 23, 2004, the European Free Trade Association Court of Justice (EFTA Court) issued its decision in the so-called Fokus Bank case. The EFTA Court decided that the Norwegian tax rules, that treat outbound dividend payments to foreign shareholders less favorably than dividend payments to domestic shareholders, constitute a forbidden restriction on the free movement of capital. The European Court of Justice (ECJ) has in the meantime ruled similarly in the Denkavit case (decision of December 14, 2006, C-170/05), although it appears that the ECJ does not recognize a forbidden restriction on the free movement of capital to the extent that the less favorable treatment is compensated in the home state of the non-resident (tax credit). The freedom of capital generally does not only apply to capital movements between EU Member States but also to capital movements to and from third countries, such as the United States. The application of the free movement of capital in relation with third countries has recently been confirmed in the FII case (ECJ, December 12, 2006, C-446/04), For certain capital movements to and from third countries, a grandfathering (stand-still) provision in the EC-Treaty applies, but it is anticipated that small investments in quoted equities such as the shares of ARCADIS are not covered by this stand-still provision (reference can be made to aforementioned FII case).

The above-mentioned decisions may have significant implications for certain non-resident shareholders that receive dividends that are subject to Netherlands dividend withholding tax, or that have received such dividends in the past three years. Where US based pension funds may be eligible for an exemption from Dutch dividend withholding tax (Article 35 of the double tax treaty between the Netherlands and the USA), in principle all other US resident investors suffer Netherlands dividend withholding tax. Depending on the investor’s specific facts/circumstances, there may be good arguments for claiming a refund of Dutch dividend withholding tax for all categories of US investors provided that (i) their interest in ARCADIS is/was not held with the objective of establishing or maintaining lasting economic links with ARCADIS (enabling the investor to participate effectively in the management of that company or in its control) and (ii) the investor is not fully compensated in the US (tax credit). In particular, there may be strong arguments for the following categories of US investors:

•                  Legal entities that could have invoked the Dutch participation exemption with respect to the dividends received or would have been exempt from corporate income tax in case they would have been a resident of the Netherlands for tax purposes. In general, the Dutch participation exemption will apply in case of shareholdings of 5% or more in ARCADIS. In case of a shareholding of less than 5% the Dutch participation exemption may be applicable if the shares are not held as a mere portfolio investment. Shareholdings of less than 5%, in principle, do not qualify for the Dutch participation exemption as from 2007, although specific exceptions and transitional rules exist. In case of legal entities resident in the Netherlands, in effect no Netherlands dividend withholding tax is due with respect to dividends on shareholdings that apply for the Dutch participation exemption.

•                  Investment funds.

•                  Natural persons where the shares do not belong to the assets of a business enterprise or do not belong to a substantial interest. In case such a natural person would have been a resident of the Netherlands, the dividend as such would not be subject to individual income tax. Instead, the individual would be taxed on a deemed income, calculated at 4% of his net equity, whereas the dividend tax withheld would have been credited in full against the individual income tax due (if no individual income tax is due, a full refund is given).

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

United States Federal Income Taxation

The following discussion summarizes certain U.S. federal income tax considerations relevant to the purchase, ownership and disposition of common shares by a holder that is (i) a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States, (iii) an estate the income of which is subject to U.S federal income tax regardless of its source, or (iv) a trust if  (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust (b) the trust has elected to be treated as a U.S. person under applicable U.S. rules (a “U.S. holder”). If a partnership holds common shares, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds common shares, we urge you to consult your tax advisors regarding the purchase, ownership, and disposition of common shares. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase common shares. In particular, this summary deals only with U.S. holders that will hold common shares as capital assets and does not address the tax treatment of U.S. holders that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers, expatriates, persons that hold common shares as part of a hedge, straddle, conversion, or other integrated investment, persons whose functional currency is not the U.S. dollar, and holders (including indirect and constructive owners) of 10% or more of our voting shares. In addition, this summary does not address any alternative minimum tax or any state, local or non-U.S. tax consequences. This summary is based on the tax laws of the United States, including judicial and administrative interpretations, in effect on the date hereof, which are subject to change, potentially retroactively. Except as discussed under “United States Taxation — Passive Foreign Investment Company Rules,” this discussion assumes that we are not, and will not become, a passive foreign investment company (“PFIC”).

PROSPECTIVE PURCHASERS OF OUR COMMON SHARES SHOULD CONSULT THEIR OWN ADVISORS AS TO THE TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF THE COMMON SHARES IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING THE EFFECT OF ANY UNITED STATES FEDERAL, STATE, LOCAL, OR OTHER NON-U.S. TAX LAWS TO WHICH THEY MAY BE SUBJECT.

Taxation of Dividends

Dividends (including the amounts withheld in respect of Dutch withholding tax) generally will be subject to U.S. federal income taxation as dividend income of the U.S. holder. Dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. Dividends paid in euro will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt whether or not the payment is converted into U.S. dollars at that time. Any gain or loss recognized on a subsequent conversion of the euro for a different amount generally will be U.S. source ordinary income or loss. Distributions to U.S. holders of additional shares or rights to acquire additional shares that are made as part of a pro rata distribution to all shareholders might not be subject to federal income tax.

Dividends received by non-corporate U.S. holders generally are eligible for the same preferential rate allowed for long-term capital gains through taxable years beginning on or before December 31, 2010 if the U.S. holder meets certain eligibility requirements, including holding period, we are not a PFIC (discussed below), and either (1) we qualify for benefits under the income tax treaty between the United States and the Netherlands or (2) the common shares are readily tradable on an established securities market in the United States. We believe that dividends paid on our common shares to U.S. holders meeting the eligibility requirements should qualify for the long-term capital gain rate; however, there can be no assurance that dividends on our common shares will continue to so qualify.

Dividends paid on the common shares to U.S. holders generally will be subject to Dutch withholding tax at a rate of 15%.

Subject to generally applicable limitations, including a minimum holding period, a U.S. holder may claim a deduction or a foreign tax credit for Dutch tax withheld at the appropriate rate. For purposes of determining a U.S. holder’s foreign tax credit limitation, dividends received from a Dutch corporation are generally treated as foreign source income. However, if U.S. holders together hold at least half (by vote or value) of our common shares and other interests treated as equity, a percentage of the dividend income equal to the proportion of our income that comes from U.S. sources generally will be treated as income from sources within the United States.

Taxation of Sales of Common Shares

Gains or losses realized by a U.S. holder on the sale or other disposition of common shares generally will be treated for U.S. federal income tax purposes as capital gains or losses and generally will be long-term gains or losses if the common shares have been held for more than one year on the date of sale or other disposition. Long-term capital gain recognized by a non-corporate U.S. holder in a taxable year beginning on or before December 31, 2010 generally is subject to federal income taxation at a maximum rate of 15%. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes. Gain, if any, realized by a U.S. holder on the sale or other disposition of common shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Rules

We believe that we are not, and will not become, a PFIC for U.S. federal income tax purposes. We would be a PFIC if in any taxable year, taking into account the income and assets of certain subsidiaries, either (a) 75% or more of our gross income is “passive income”, which generally includes interest, dividends, certain gains from the sale or exchange of shares or securities and some types of rents and royalties, or (b) 50% or more of the average value of our assets is attributable to assets that produce or are held to produce passive income. Since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we are treated as a PFIC for any taxable year in which a U.S. holder owned common shares, a U.S. holder generally would be subject to additional taxes on any excess distributions received from us and on any gain realized on a sale or other disposition of the common shares (regardless of whether we continued to be a PFIC). A US Holder has an excess distribution to the extent that distributions on the common shares during a taxable year exceed 125 percent of the average amount received during the three preceding years (or, if shorter, the U.S. holder’s holding period).  To compute the tax on excess distributions or on any gain realized from the sale or other disposition of a common share, (i) the excess distribution or gain would be allocated ratably over the U.S. holder’s holding period for the share, (ii) the amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income in the taxable year of sale or other disposition, and (iii) the amount allocated to each other taxable year would be subject to tax at the highest applicable marginal rate in effect for individuals or corporations, as appropriate, for that year and an interest charge would be imposed. In addition, if we were treated as a PFIC in a taxable year in which we pay a dividend, or the year preceding the payment of the dividend, the preferential dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. holders would not apply. If we are a PFIC for any taxable year during which a U.S. holder held common shares, such U.S. holder would have to file Form 8621 with the U.S. Internal Revenue Service.

If we were to become a PFIC, certain elections may be available to U.S. holders that may mitigate the adverse tax consequences resulting from PFIC status.

U.S. Backup Withholding and Information Reporting

Dividends from the common shares and proceeds from the sale of the common shares may be reported to the U.S. Internal Revenue Service (“IRS”) unless the holder (i) is a corporation, (ii) provides a properly executed IRS Form W-8BEN, or (iii) otherwise establishes a basis for exemption. Backup withholding tax may apply at the rate of 28% to amounts subject to reporting if the holder fails to provide an accurate taxpayer identification number or otherwise establish an exemption. Any amount withheld under these rules will be creditable against the U.S. holder’s U.S. federal income tax liability.

F.  Dividend and paying agents

Not applicable.

G.  Statement by experts

Not applicable.

H.  Documents on display

We will provide copies of our 2006 annual report in English or Dutch, as requested, and our 2006 annual report on Form 20-F, without charge. Copies of the exhibits to this 2006 annual report on Form 20-F are available for a duplication fee. If an exhibit is not in English, or has not been previously translated into English, a summary of such exhibit in English will be provided. To obtain copies of these documents, please contact ARCADIS N.V, Corporate Development Department, P.O. Box

33, 6800 LE Arnhem, the Netherlands (tel. +31 26 377 8286), or ARCADIS N.V., Investor Relations, 88 Duryea Road, Melville, NY 11747, USA (tel. (631) 391-5262).

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

Financial instruments are used in a limited fashion to cover the risk associated with the conversion into Euros of equity and income from foreign operations and non-consolidated companies outside the Euro-zone. Financial instruments are used to hedge the currency risk on US-dollar loans entered into for the financing of US acquisitions.

Interest Rate Risk

We manage interest rate risks by financing fixed assets and part of current assets with shareholders’ equity, provisions and long-term debt. The remainder of current assets is financed with short-term debt including revolving bank credits with variable interest rates. Based on our interest risk profile, some financial instruments were used during 2006 to cover part of the risk. The remaining interest risk is only applicable to the long-term debt, bank overdrafts, value of our financial instruments in our balance sheet (see our Consolidated Balance Sheets included in Item 18) with floating interest rates amounting to € 101 million at year-end 2006. A movement in interest rate by 100 basis points would, based on our financial instruments that are subject to changes in interest rates, have a negative or positive effect on net income of less than € 0.6 million.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

 ITEM 15.  CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the U.S. Securities Exchange Act of 1934, as amended) as of December 31, 2006, and concluded that, as of such date, our disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal control over Financial Reporting.

As of the end of 2006, the Company must comply with the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404 requires the Company to include in the annual report an internal control report, containing management’s assessment on the effectiveness of internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rules 13a-15(f)).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, excluded the companies acquired after January 1, 2006. The total assets of these acquisitions represented 3% (€ 21.3 million) of consolidated total assets and 1% (€ 16.9 million) of consolidated total revenues of the Company as of and for the year ended December 31, 2006. If adequately disclosed, companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company under guidelines established by the US Securities and Exchange Commission.

KPMG Accountants N.V., the independent registered public accounting firm that audited the financial statements included in this annual report, has issued an attestation report on management’s assessment of the Company’s  internal control over financial reporting. The Accountant’s attestation report is presented below.

(c) Attestation Report of the Independent Rregistered Public Accounting Firm.

To the Executive Board, Supervisory Board and Shareholders of ARCADIS N.V.

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, included in Item 15(b) of Form 20-F, that ARCADIS N.V. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ARCADIS N.V. management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ARCADIS N.V. acquired various companies during 2006 (together The Acquired Companies), and management excluded from its assessment of the effectiveness of ARCADIS N.V. internal control over financial reporting as of December 31, 2006, The Acquired Companies internal control over financial reporting associated with assets representing 3% (€ 21.3 million) of consolidated assets of ARCADIS N.V. and revenues representing 1% (€ 16.9 million) of consolidated revenues of ARCADIS N.V. as of and for the year ended December 31, 2006. Our audit of internal control over financial reporting of ARCADIS N.V. also excluded an evaluation of the internal control over financial reporting of The Acquired Companies.

In our opinion, management’s assessment that ARCADIS N.V. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, ARCADIS N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ARCADIS N.V. as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2006, and our report dated May 15, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG ACCOUNTANTS N.V.

Amstelveen, The Netherlands

May 15, 2007

ITEM 16.  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Supervisory Board has determined that Mr. van Tets, one of our Supervisory Board and Audit Committee members, qualifies as an “audit committee financial expert” as defined by the U.S. Securities and Exchange Commission. Mr. van Tets is an independent member of our Supervisory Board as defined by the The Nasdaq Stock Market. In making this determination, the Supervisory Board took into consideration the experience of Mr. van Tets, which is described in his biographical information found in Item 6 of this annual report.

ITEM 16B.  CODE OF ETHICS

We have adopted a code of ethics, which is entitled the “ARCADIS General Business Principles.” This code serves as a guideline for our business decisions and activities around the world. The code applies to all of our employees, including our principal executive officer, principal financial officer, and principal accounting officer or controller. These principles highlight our commitment to conducting business with integrity, which is one of our three core values. The ARCADIS General Business Principles are available on our website located at, www.ARCADIS-global.com. We intend to disclose any amendments or waivers to our code of ethics that are required to be disclosed by posting such information on our website, at the address specified above. During 2006, an administrative procedure regarding the receivement and handling of complaints under the Whistleblower procedure has been further detailed and added to the ARCADIS General Business Principles.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and Services.  The following table details the aggregate fees billed by our principal accountant, KPMG Accountants N.V., for the last two fiscal years for various services (in millions):

Type of Services Provided	2006	2005
Audit Fees (a)	€2.4	€1.3
Audit-Related Fees (b)	0.8	0.7
Tax Fees (c)	0.3	0.4
All Other Fees	—	—

(a) Audit fees for the year ended December 31, 2006 include the audit of ICOFR (Internal Control over Financial Reporting).

(b)           Audit-related fees for the years ended December 31, 2006 and 2005 consist of fees for services that are traditionally performed by the independent accountants. These services include accounting consultations, internal control reviews on implementation of information systems,and other similar services, consultations concerning financial accounting and reporting standards (especially related to the transition to International Financial Reporting Standards), due diligence and audits in connection with acquisitions or divestments. For the year ended December 31, 2005 the fee also consist of services related to the implementation of § 404 of the Sarbanes-Oxley Act of 2002 regarding management’s report over internal control over financial reporting.

(c)           Tax fees as of the years ended December 31, 2006 and 2005 consist of fees expensed for tax planning services and tax.

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

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not Applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ISSUER PURCHASES OF EQUITY SECURITIES

	(a)	(b)	(c)	(d)
Period	Total Number of Shares (or Units) Purchased (1)	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares or Units that May Yet Be Purchased Under the Plans or Programs
January 2006	62,000	€27.12	—	—
February 2006	—	—	—	—
March 2006	—	—	—	—
April 2006	—	—	—	—
May 2006	200,000	€38.04	—	—
June 2006	—	—	—	—
		—	—	—
July 2006	5,000	$46.51	—	—
			—	—
August 2006	10,000	$47.42	—	—
September 2006	142,423	€35.76	—	—
	20,000	$46.08
October 2006	50,415	€34.71	—	—
	5,000	$44.10
November 2006	—	—	—	—
December 2006	—	—	—

(1)  All shares purchased were purchased by ARCADIS N.V. on the open market. Our Articles of Association provide that our Executive Board may acquire fully paid-up shares of our capital stock if: (a) the amount of our shareholders’ equity reduced by the amount paid for the repurchased shares is not less than the paid-up and issued portion of our share capital increased by the reserves maintained pursuant to Netherlands law, and (b) the aggregate par value of the shares to be acquired and of the shares already held by us or any of our subsidiaries does not exceed one-tenth (1/10th) of the issued capital.

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

We may purchase any and all paid-up shares of our capital stock on the public markets, or by other means such as a purchase directly from a holder of our shares, at a price per share between (a) the share’s nominal value (€ 0.05 per share) and (b) an amount equal to 10% above the average market price of such shares on Euronext Amsterdam Stock Market. The market price shall be determined based on the average of the highest trading price per share of our capital stock, as published by the Official Prijscourant of Euronext Amsterdam Stock Market, for each of the 5 trading days immediately preceding the day of repurchase by us.

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

ITEM 18.  FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Executive Board, Supervisory Board and Shareholders of ARCADIS N.V.

We have audited the accompanying consolidated balance sheets of ARCADIS N.V. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2006 appearing on page F-3 through F-60. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ARCADIS N.V. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the EU.

International Financial Reporting Standards as adopted by the EU vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 22 and Note 23 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ARCADIS N.V. internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 15, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

KPMG ACCOUNTANTS N.V.

Amstelveen, The Netherlands

May 15, 2007

Financial statements 2006

Consolidated Balance Sheet as per December 31

amounts in thousands of euros unless otherwise stated

Assets	2006	2005

Non-current assets
Intangible assets (1)	154,170	127,861
Property, plant & equipment (2)	55,006	55,994
Investments in equity accounted associates (3)	5,227	7,451
Other investments (4)	6,202	1,939
Other assets (5)	5,810	10,683
Deferred tax assets (13)	8,291	13,212

Total non-current assets	234,706	217,140

Current assets
Inventories (6)	451	374
Derivatives (7)	—	1,723
(Un)billed receivables (8)	373,428	321,013
Other current assets (9)	23,836	31,950
Corporate income tax receivables	2,561	4,037
Cash and cash equivalents (10)	101,488	73,884

Total current assets	501,764	432,981

Total	736,470	650,121

Equity and liabilities

Shareholders’ equity
Share capital	1,030	1,030
Additional paid-in capital	44,153	44,153
Reserve exchange rate differences	(7,659)	6,403
Retained earnings	106,421	91,203
Net income	44,936	33,414

Total issued capital and reserves attributable to equity holders of the Company	188,881	176,203
Minority interest	11,836	11,885

Total equity (11)	200,717	188,088

Non-current liabilities
Provisions (12)	19,943	15,818
Deferred tax liabilities (13)	20,444	26,252
Long-term debt (14)	119,286	116,149
Derivatives (7)	5,829	—

Total non-current liabilities	165,502	158,219

Current liabilities
Billing in excess of cost (8)	111,882	89,269
Corporate tax liabilities	1,913	8,172
Current portion of long-term debt	1,580	2,456
Accounts payable	87,052	72,517
Accrued expenses	24,885	12,587
Other current liabilities (15)	142,939	118,813

Total current liabilities	370,251	303,814

Total	736,470	650,121

The Notes to the consolidated financial statements are an integral part of these financial statements

Consolidated statement of income for the year ended December 31,

amounts in thousands of euros unless otherwise stated

	2006	2005	2004

Revenues	1,235,479	999,743	894,405
Gain on sale of investments	—	2,893	6,525
Change in work in progress	(2,436)	(1,537)	(149)

Gross revenue (16)	1,233,043	1,001,099	900,781
Materials, services of third parties and
subcontractors	395,583	297,849	268,244

Revenue, net of materials, services of third parties, and subcontractors	837,460	703,250	632,537
Personnel costs (17)	(581,333)	(484,481)	(448,720)
Other operational costs (17)	(159,643)	(143,204)	(132,268)
Depreciation (1 and 2)	(17,733)	(15,210)	(15,654)
Amortization identifiable intangible assets (1)	(8,270)	(5,967)	(376)

Operating income	70,481	54,388	35,519

Financial income	14,116	2,784	1,603
Financial expenses	(10,063)	(6,351))	(5,067)
Fair value change of derivatives (7)	(7,552)	1,723	—

Total financing items (18)	(3,499)	(1,844)	(3,464)
Income/(loss) from associates	(458)	1,382	2,448

Income before taxes	66,524	53,926	34,503
Income taxes (19)	(20,119)	(17,342)	(10,400)

Profit for the period	46,405	36,584	24,103

Attributable to:
Net income (Equity holders of the Company)	44,936	33,414	22,176
Minority interest	1,469	3,170	1,927
Profit for the period	46,405	36,584	24,103
Earnings per share (in euros)
Basic	2.22	1.65	1.10
Diluted	2.13	1.60	1.09

Weighted average number of shares used to
compute income per share:
Basic	20,234,295	20,260,712	20,140,195
Diluted	21,074,137	20,816,777	20,417,230

The Notes to the consolidated financial statements are an integral part of these financial statements

Consolidated cash flow statement for the year ended December 31,

amounts in thousands of euros unless otherwise stated

	2006	2005	2004
Cash flow from operating activities
Profit for the period	46,405	36,584	24,103
Loss/(income) from associates	458	(1,382)	(2,448)
Taxes on income	20,119	17,342	10,400
Financing income / expenses	3,499	1,844	3,464

Operating income	70,481	54,388	35,519
Depreciation and amortization	26,003	21,177	16,030
Share-based compensation	1,751	561	239
Dividend received	1,532	632	2,099
Sale of activities, net of cost	—	(2,486)	(3,990)
Interest received	8,703	1,996	1,063
Interest paid	(12,975)	(5,799)	(3,449)
Corporate tax paid	(19,634)	(16,114)	(6,779)
Changes in inventories	(77)	94	(268)
Changes in receivables	(36,850)	(35,723)	(11,550)
Changes in deferred taxes	1,361	10,533	(2,029)
Changes in provisions	(1,475)	(10,640)	2,911
Changes in billing in excess of costs	25,000	36,429	—
Changes in current liabilities	22,536	11,742	14,978

Net cash provided by operating activities	86,356	66,790	44,774

Cash flow from investing activities

Investments in (in)tangible assets	(19,292)	(17,667)	(12,470)
Divestments of (in)tangible assets	870	2,725	713
Investments in consolidated companies	(46,082)	(75,039)	(14,759)
Divestments of consolidated companies	(23)	8,527	8,006
Investments in equity accounted associates and other non-current assets	(6,707)	(5,858)	(2,526)
Divestments of equity accounted associates and other non-current assets	2,378	2,198	1,308

Net cash used in investing activities	(68,856)	(85,114)	(19,728)

Cash flow from financing activities
Issued shares by subsidiaries	30	49	1,727
Options exercised	4,611	2,624	704
Own shares purchased	(17,596)	(6,562)	(158)
New long-term debt	26,062	79,931	3,018
Repayment of long-term debt	(8,664)	(24,136)	(4,034)
Changes in short-term borrowings	19,639	39	2,248
Dividends paid	(13,590)	(10,848)	(10,204)
Other changes in equity	2,171	966	—

Net cash provided/(used) in financing activities	12,663	42,063	(6,699)

Exchange rate differences	(2,559)	1,926	(1,386)

Total increase / (decrease) in cash and cash equivalents	27,604	25,665	16,961
Cash and cash equivalents at beginning of year	73,884	48,219	31,258
Cash and cash equivalents at end of year	101,488	73,884	48,219

The Notes to the consolidated financial statements are an integral part of these financial statements

Consolidated statement of changes in equity

Reconciliation of movement in capital and reserves

Amounts in thousand of euros unless otherwise stated	Number of Priority Shares	Number of Common Stock	Share capital	Additional paid-in capital	Reserve exchange rate differences	Retained earnings	Shareholders’ equity	Minority interest	Total equity
Balance at January 1, 2004	200	20,430,377	1,022	35,985	—	87,956	124,963	7,538	132,501

Exchange rate differences					(3,633)		(3,633)	186	(3,447)
Share-based compensation and related taxes						239	239		239
Income directly recognized in equity					(3,633)	239	(3,394)	186	(3,208)
Profit for the period						22,176	22,176	1,927	24,103
Comprehensive income net of tax					(3,633)	22,415	18,782	2,113	20,895
Dividends to shareholders						(9,647)	(9,647)	(557)	(10,204)
Own shares purchased for granted options						(158)	(158)		(158)
Options exercised						704	704		704
Expansion ownership								(217)	(217)
Issuance of shares of common stock		215,238	8	1,659			1,667		1,667
Capital increase								59	59
Other changes						60	60	58	118
Balance at December 31, 2004	200	20,645,615	1,030	37,644	(3,633)	101,330	136,371	8,994	145,365

Balance at January 1, 2005	200	20,645,615	1,030	37,644	(3,633)	101,330	136,371	8,994	145,365

Exchange rate differences					10,036		10,036	1,581	11,617
Share-based compensation and related taxes						3,487	3,487		3,487
Income directly recognized in equity					10,036	3,487	13,523	1,581	15,104
Profit for the period						33,414	33,414	3,170	36,584
Comprehensive income net of tax					10,036	36,901	46,937	4,751	51,688
Dividends to shareholders						(9,745)	(9,745)	(1,103)	(10,848)
Own shares purchased for granted options						(6,562)	(6,562)		(6,562)
Options exercised						2,624	2,624		2,624
Expansion ownership								(787)	(787)
Capital increase								49	49
Additional paid-in capital				6,509			6,509		6,509
Other changes						69	69	(19)	50
Balance at December 31, 2005	200	20,645,615	1,030	44,153	6,403	124,617	176,203	11,885	188,088

Balance at January 1, 2006	200	20,645,615	1,030	44,153	6,403	124,617	176,203	11,885	188,088

Exchange rate differences					(14,062)		(14,062)	(9)	(14,071)
Taxes related to share-based compensation						6,416	6,416		6,416
Income directly recognized in equity					(14,062)	6,416	(7,646)	(9)	(7,655)
Profit for the period						44,936	44,936	1,469	46,405
Comprehensive income net of tax					(14,062)	51,352	37,290	1,460	38,750
Share-based compensation						1,751	1,751		1,751
Dividends to shareholders						(13,378)	(13,378)	(312)	(13,690)
Own shares purchased for granted options						(17,596)	(17,596)		(17,596)
Options exercised						4,611	4,611		4,611
Expansion ownership								(910)	(910)
Capital increase								30	30
Other changes								(317)	(317)
Balance at December 31, 2006	200	20,645,615	1,030	44,153	(7,659)	151,357	188,881	11,836	200,717

See Accompaying Notes to the Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For comparison purposes the presentation of the financial statements 2005 and 2004 has been changed to conform with the presentation in 2006.

VALUATION PRINCIPLES

General

ARCADIS N.V. is a public company organized under the laws of the Kingdom of the Netherlands. Its principal office is located at: Nieuwe Stationsstraat 10, 6811 KS, Arnhem, the Netherlands. Phone: +31-26-3778911.

ARCADIS N.V. and its consolidated subsidiaries (“ARCADIS”or the “Company”), is an international provider of comprehensive knowledge-based consulting services in the areas of infrastructure, environment and facilities.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as endorsed by the European Union and in conformity with the Dutch Civil Code, Book 2, Title 9. For ARCADIS, there are no significant differences between the IFRSs as endorsed by the European Union and IFRSs.

The IFRS Financial Statements were authorized for issue by the Executive Board and Supervisory Board on May 15, 2007, and the US-GAAP reconciliation was authorized for issue by the Executive Board and Supervisory Board on May 15, 2007.

Basis of preparation

The consolidated financial statements are presented in euros, which is the Company’s functional currency. All amounts shown in the financial statements are in thousands of euros unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

Consolidation

The consolidated financial statements include the accounts of ARCADIS N.V. and its subsidiaries. Subsidiaries are companies over which ARCADIS N.V. has control. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. Hundred percent of the operations of subsidiaries are included with the minority interest in group equity and group income shown separately.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date control ceases.

Jointly controlled entities are those entities over whose activities the Company has joint control, established by contractual agreement. The consolidated financial statements include the Company’s proportionate share of the entities’ assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that joint control ceases.

Transactions eliminated on consolidation

Intragroup balances and any unrealized gains and losses or income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity accounted associates and jointly controlled entities are eliminated to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Foreign currency

Foreign currency transactions

For statement of income data, amounts in foreign currencies are converted into euros at the exchange rates at the date of the transactions. Exchange rate differences are included in the income statement.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to euros at exchange rates at the reporting date.

Foreign currency differences are recognized directly in equity. Since January 1, 2004, the Company’s date of transition to IFRSs, such differences have been recognized in the reserve exchange rate differences (RERD). When a foreign operation is disposed of, in part or in full, the relevant amount in the RERD is transferred to profit or loss.

Derivative Financial Instruments

Only for specific purposes derivative financial instruments are used to hedge the Company’s exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the Company does not hold or issue derivative financial instruments for trading purposes. Derivatives that do not qualify for hedge accounting under IFRS are accounted for as trading instruments.

Derivatives are recognized initially at fair value. The gain or loss on remeasurement to fair value is recognized immediately as profit or loss. The fair value of interest rate swaps is the estimated amount that the Company would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

Principles of valuation of assets and liabilities

Intangible assets

Goodwill

All acquisitions are accounted for by applying the purchase method. Goodwill represents the excess of the cost of the acquisition over the Company’s interest in the net fair value of assets, liabilities and contingent liabilities of the acquiree. When the excess is negative (negative goodwill), it is recorded immediately in profit. Goodwill has an indefinite useful life and is stated at cost less any accumulated impairment losses. Goodwill is tested annually for impairment.

Identifiable intangible assets

Acquired identifiable intangible assets, mainly consisting of expected profits in the backlog of the acquired companies at the moment of acquisition, are stated at cost less accumulated amortization and impairment losses. Identifiable intangible assets have a finite useful life and are amortized over the estimated useful life, using the unit of production method. For identifiable intangible assets the useful life varies from 0.5 to 5 years. There are no intangible assets that could not be recognized or reliably measured.

Software

Software is valued at cost less accumulated depreciation and impairment losses. Software has a finite life and is depreciated on a straight-line basis over the estimated useful life, which is 3 to 5 years.

Depreciation methods and useful lives, as well as residual values, are reassessed annually.

Property, plant & equipment

Land and buildings

Real estate is valued at cost less accumulated depreciation and impairment losses. Depreciation is charged to the income statement on a straight-line basis over the estimated useful life and generally amounts to 3% of the historical value. Land is not depreciated.

Furniture and fixtures

Furniture and fixtures are valued at cost. Depreciation is charged to the income statement on a straight-line basis over the estimated useful life. For furniture and fixtures the useful life varies from 3 to 8 years; annual depreciation is 12% to 33% of cost.

Depreciation methods and useful lives, as well as residual values, are reassessed annually.

When portions of an item of property, plant & equipment have different useful lives, they are accounted for as separate items (major components) of property, plant & equipment.

Leased assets

Leases in which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases, and the leased assets are not recognized on the Company’s balance sheet.

Investments in equity accounted associates, other investments and other assets

Associates, in which ARCADIS has significant influence, but not control over the financial and operating management, are accounted for using the equity method. Associates in which ARCADIS has no significant influence are valued at amortized cost less any impairment losses. Long-term receivables are valued at amortized cost less any impairment losses.

Deferred taxes

Deferred tax assets and liabilities are recorded on the basis of the expected fiscal consequences of temporary differences between the book value in the financial statements and the tax reporting of all assets and liabilities. Calculation of the deferred taxes is done using the at balance sheet date enacted or substantially enacted tax rates and tax laws that are applicable when the deferred taxes will be settled. Deferred tax assets are only recorded when it is more likely than not that there will be future fiscal profits with which to settle these temporary differences or not-yet-compensated fiscal losses. Deferred taxes are not discounted.

Inventories

Goods for resale, raw materials, and supplies are valued at the lower of cost or net realizable value on balance sheet date.

(Un)billed receivables

Unbilled receivables are stated at cost plus profit recognized to date less a provision for foreseeable losses and less progress billings. Cost includes all expenditures related directly to specific projects and an allocation of fixed and variable overheads incurred in the Company’s contract activities based on normal operating capacity. Billed receivables are valued at amortized cost less any impairment losses. If payments received from costumers exceed the income recognized, the difference is presented as billings in excess of cost in the balance sheet.

Other current assets

Other current assets are valued at amortized cost less any impairment losses.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits.

Equity

Repurchase of shares

The consideration paid for temporary repurchased shares, which are repurchased in order to prevent dilution through the share option plan, is deducted from equity at cost.

Dividends

Dividends are recognized as a liability in the period in which they are declared.

Provisions

General

Provisions are recognized when there is a present obligation (legal or constructive) as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are stated at the net present value, taking into account the timing of the cash outflows.

Pensions

In some countries minor plans are in place that qualify as defined benefit plans. For these minor defined benefit plans, a provision is created, which is based on actuarial calculations. The net obligation with respect to these defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on bonds that have maturity dates approximating the terms of the obligations. The calculation is performed by a qualified actuary using the projected unit credit method. When the calculation results in a benefit, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in profit or loss.

Obligations for contributions to defined contribution pension plans are recognized as a cost in the income statement as incurred.

Other long-term employee benefits

The Company’s net obligation for long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value of any related assets that are deducted. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

Long-term debt

Interest bearing debts are recorded against amortized cost, in which the difference between the proceeds and the final repayment amount is charged to the income statement during the duration of the debts. The portion of the long-term debt that has to be repaid within 1 year after balance sheet date is recorded as the current portion of long-term debt under the current liabilities.

Impairment

For the treatment of impairment please refer to “Impairment” in the section “Critical accounting judgments in applying ARCADIS N.V.’s accounting policies”.

Method of determination of income

Gross revenue

Revenues

As soon as the outcome of a construction contract can be estimated reliably, contract revenue and expenses are recognized in profit or loss in proportion to the stage of completion of the contact. Contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments to the extent that it is probable that they will result in revenue and can be measured reliably.

The stage of completion is assessed by reference to surveys of work performed. The Company uses the metric “costs incurred” compared to “total estimated costs” in determining the stage of completion. Profits on projects are recorded according the percentage of completion calculated with this metric. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognized immediately in profit or loss.

The balances of the projects on which no confirmation of order has been received are charged to income.

Advance investments that can be separately identified, measured reliably and that are attributable to design, build, finance and operate contracts are accounted for as contract costs only when it is probable that the contract will be obtained. Advance investments in the development of a contract that do not meet these criteria are expensed. It is only considered probable that a design, build, finance and operate contract will be obtained upon receipt of a contract signed by the client.

In case of a partnership the consolidated financial statements include the Company’s proportionate share of the contract costs for jointly controlled entities. Investments in which the Company has significant influence but not control over the financial and operating management are valued using the equity method.

Furthermore, we evaluate our investments in partnership projects for potential beneficial interest.

Sale of investments

When the sale of a group company classified as a continued operation, a jointly controlled entity or an associate leads to a gain, this gain is shown separately as part of gross revenue. A loss is recorded under other business costs.

Change in Work in progress

The invoicing of projects that are in production mostly does not equal the project costs and project results per balance sheet date. The difference between these amounts at year end, compared to that amount at January 1, is shown separately as part of gross revenue.

Materials, services of third parties and subcontractors

This amount represents all project-related costs of materials and services charged by third parties including the costs of subcontractors.

Operational cost

All costs related to employees, as well as non-project-related out-of-pocket expenses, are taken into account as operational cost in the year to which these items relate.

Share-based payments

The grant date fair value of share-based incentives under the ARCADIS long-term incentive plan is recognized as an employee expense, with a corresponding increase in equity, over the period in which the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest.

The fair value of the in 2006 granted options is determined using the binominal model taking into account the effect of the applications. The cost charged will be adjusted for the actual number of share-based incentives that are cancelled. The vesting and exercise of shares may be conditional on the satisfaction of performance conditions or on continued employment, or both, as set by the Supervisory Board.

Financing items

Financing items comprise interest income and expenses and are accounted for in the year to which these items relate using the effective interest rate method, and (unrealized) gains or losses on financial instruments.

Income from associates

The proportionate share in earnings from equity accounted associates is accounted for in the year these earnings are recorded by those participations. For associates in which ARCADIS does not have significant influence, only dividends received are included in income.

Income taxes

Income tax on income comprises both current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity in which case it is recognized in equity.

Segment reporting

The four segments on which the Company reports are the geographical segments. The Company is operated on a geographic basis and considers those geographical areas with economic and operating similarities to be separate primary operating segments. The Company mainly operates in a local to local market; therefore risks and rates of returns are reflected predominately by the geographical market. Management reporting systems, legal structures and consolidation are based on solely geographic segments. The chief decision-making officer manages the business and allocates resources on geographical basis only.

The differentiation in the type of services provided by the various group companies is limited. These services extend in general to consulting, engineering and project management services.

Earnings per share

Basic earnings per share are computed using the weighted average number of shares outstanding during the period excluding the temporarily repurchased shares used to cover option plans. Diluted earnings per share are computed using the weighted average number of shares and options outstanding during the period, as far as the exercise price of these options is lower than the share price.

For calculating the earnings per share, following numbers of shares were used:

Year	Priority shares	Shares of common stock	Diluted number of shares of common stock
2006	200	20,234,095	21,073,937
2005	200	20,260,512	20,816,577
2004	200	20,139,995	20,417,030

The diluted number of shares is calculated by using the monthly number of options outstanding and the monthly average stock price on Euronext Amsterdam Stock Market and the U.S. Nasdaq Market. Only options with exercise prices below the average stock price are taken into account.

Principles of preparing the Consolidated Cash Flow Statement

The consolidated cash flow statement compares the balance sheet at January 1 with that at December 31. Changes because of conversion of foreign currencies are eliminated. Investments in and divestments of consolidated companies are presented after the reduction of the cash and cash equivalents of the investee or divested companies.

New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2006, and have not been applied in preparing these consolidated financial statements. The following standards are relevant to the Company.

•                  IFRS 7 Financial Instruments: Disclosures and the Amendment to IAS 1 Presentation of Financial Statements: Capital Disclosures require extensive disclosures about the significance of financial instruments for an entity’s financial position and performance, and qualitative and quantitative disclosures on the nature and extent of risks. IFRS 7 and amended IAS 1, which become mandatory for the Company’s 2007 financial statements, will require extensive additional disclosures with respect to Company’s financial instruments and share capital.

•                  IFRIC 10 Interim Financial Reporting and Impairment prohibits the reversal of an impairment loss recognized in a previous interim period with respect to goodwill, an investment in an equity instrument or a financial asset carried at cost. IFRIC 10 will become mandatory for the Company’s 2007 financial statements, and will apply to goodwill, investments in equity instruments, and financial assets carried at cost prospectively from the date that the Company first applied the measurement criteria of IAS 36 and IAS 39 respectively (i.e., January 1, 2004). The impact on the financial statements of the Company of implementation of this IFRIC 10 is expected to be very limited.

Critical accounting judgments in applying ARCADIS N.V.’s accounting policies

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

Work in progress  Revenue is generally recognized when services are rendered. Revenue from fixed fee contracts is recognized on the percentage-of-completion method, measured generally by estimating the status of completion of the project and recognizing the related estimated percentage of revenue and gross profit expected from the project. Revenue from cost-plus contracts is recognized as costs are incurred plus applicable fees. Revenue from time-and-material contracts is recognized at contract rates as work is performed and material costs are incurred. Revenue is recognized on additional services requested by clients for which a formal change order has not been obtained when the realization is probable and the amount can be reliably estimated. Provisions for estimated losses on contracts are recorded when identified. Unbilled fees, at estimated billable amounts, represent revenue recognized for which billings have not yet been presented to customers.

Costs  Contract costs include direct labor costs, subcontractor costs, other direct costs and indirect costs. Our method of revenue recognition requires us to prepare estimates of the costs to complete contracts in progress. In making such estimates, judgments are required to evaluate contingencies, such as potential variances in schedule and labor and other contract costs, liability claims, contract disputes or achievement of contractual performance standards. Changes in total estimated contract costs and losses, if any, are recognized in the period they are determined.

Impairment  The carrying amounts of the assets of ARCADIS, other than work in progress and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment.

For goodwill and assets that have an indefinite useful life, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement. Impairment losses recognized with regard to cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of the other assets in the unit on a pro rata basis.

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

Provisions for contingent liabilities  By their nature, provisions for contingent liabilities are dependent upon estimates and assessments of whether the criteria for recognition have been met, including estimates as to the outcome and the amount of the potential cost of resolution. Contingent liabilities are recognized by a charge against income when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. The most likely amount is accrued for costs of future liabilities that may ultimately arise when such an amount can be determined.

Contingent liabilities and provisions for restructuring, other litigation, and tax disputes are discussed in Note 12—Provisions and in Note 15—Trade and other Liabilities to our Consolidated Financial Statements. The provision for restructuring is based on an estimate of the costs of dismissal of permanent staff, taking into account legal advice and the current facts and circumstances. Provisions for other litigation and tax disputes are also based on an estimate of the costs, taking into account legal advice and information currently available.

Should the actual outcome differ from the assumptions and estimates, revisions to the estimated provisions would be required, which could impact our financial position and results of operations.

Accounting for income taxes  As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax expense and temporary differences between tax and financial reporting. Temporary differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that deferred tax assets will be recovered from future taxable income. Deferred tax assets are recognized to the extent that it is more likely than not that all or some portion of the deferred tax assets will be realized.

Allowances for doubtful accounts  Allowances for doubtful accounts are maintained for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

CONSOLIDATED INTERESTS

The main consolidated companies are listed below, stating the country in which they are domiciled, if outside the Netherlands, and the percentage of ownership (these percentages have not changed in 2006).

ARCADIS Nederland BV, (100%) Arnhem

ARCADIS Aqumen Facility Management BV, (50%) Arnhem

PRC Holding BV, (100%) Bodegraven

ARCADIS US, Inc., (100%) Denver, Colorado, United States

ARCADIS Belgium NV, (100%) Deurne, Belgium

ARCADIS Deutschland GmbH, (100%) Darmstadt, Germany

ARCADIS FC International SAS, (100%) Paris, France

AYH, PLC, (100%), London, United Kingdom

ARCADIS GMI Ltd, (100%), Newmarket, United Kingdom

ARCADIS Polska SP.z.o.o., (100%), Warsaw, Poland

ARCADIS Geotecnica Consultores SA, (100%) Santiago, Chile

ARCADIS Logos Engenharia SA, (50% + 1 share) São Paulo, Brazil

ARCADIS Euroconsult BV, (100%) Arnhem

Changes in consolidated interests

During 2006 the following companies were acquired:

In Situ Technieken BV (acquired 100% through an asset deal), Wageningen

Dresdner Grundwasser Consulting GmbH (100%), Dresden, Germany

Berkeley Consulting Partnership, (acquired 100% through an asset deal), Surrey, United Kingdom

ECOLAS NV, (100%), Ghent, Belgium

BCT scrl, (100%), Luik, Belgium

PinnacleOne, Inc., (100%), Phoenix, Arizona,United States

 In total, the gross annual revenue added by these companies is estimated at € 53 million (unaudited).

During 2005 the following companies were acquired:

SWK NV (100%), Ghent, Belgium

Greystone Environmental Consultants, Inc. (100%), Denver, Colorado, United States

AYH Plc. (100%). London, United Kingdom

Blasland, Bouck & Lee, Inc. (BBL) (100%), Syracuse, New York, United States.

In total, the gross annual revenue added by these companies is estimated at € 196 million (unaudited).

During 2005 the following interests have been sold:

Grupo EP SA, Spain

Renardet S.A. (Switserland)

Sauti (Italy).

In total, the gross annual revenue of these divestments was € 94 million.

The total investment in acquisitions in 2006 was € 52.7 million, which resulted in goodwill of € 29.9 million. The total investment for acquisitions in 2005 was € 121.3 million, which resulted in goodwill of € 61.3 million. All acquisitions during 2006 and 2005 were accounted for by the purchase method. The goodwill was assigned to our geographic segments as follows:

In millions of euros	2006	2005
The Netherlands	1.9	0
Europe excluding the Netherlands	11.7	16.6
The United States	15.6	43.8
Rest of World	0.7	0.9
Total goodwill paid	29.9	61.3

Of the € 52.7 million invested in acquisitions in 2006, up to € 3.8 million will be paid after 2006 and is consequently recorded as a liability.

For the impact of the acquisitions and divestments of business interests on the financial statements of ARCADIS N.V., please refer to Note 21.

NOTES TO THE CONSOLIDATED BALANCE SHEET

amounts in thousands of euros

(1) Intangible assets

		Identifiable
		intangible
	Goodwill	assets	Software	Total

Purchase price

Balance at January 1, 2005	49,926	2,951	18,101	70,978
(De)consolidations	1,118	—	(840)	278
Investments	61,273	11,540	2,846	75,659
Divestments	—	—	(751)	(751)
Effect of movements in foreign exchange	3,666	188	777	4,631
Balance at December 31, 2005	115,983	14,679	20,133	150,795

Balance at January 1, 2006	115,983	14,679	20,133	150,795
Consolidations	—	—	81	81
Investments	29,858	10,793	2,928	43,579
Divestments	(59)	—	(1,655)	(1,714)
Effect of movements in foreign exchange	(6,535)	(764)	(711)	(8,010)
Other changes	186	—	2,210	2,396
Balance at December 31, 2006	139,433	24,708	22,986	187,127

Amortization and Depreciation

Balance at January 1, 2005	(63)	439	15,246	15,622
Amortization and depreciation charge for the year	—	5,967	1,732	7,699
(De)consolidations	—	—	(665)	(665)
Divestments	—	—	(424)	(424)
Effect of movements in foreign exchange	7	66	629	702
Reclassification	56	(56)		—
Balance at December 31, 2005	—	6,416	16,518	22,934

Balance at January 1, 2006	—	6,416	16,518	22,934
Amortization and depreciation charge for the year	—	8,270	2,302	10,572
Divestments	—	—	(1,586)	(1,586)
Effect of movements in foreign exchange	—	(390)	(580)	(970)
Other changes	—	15	1,992	2,007
Balance at December 31, 2006	—	14,311	18,646	32,957

During 2006 and 2005, no changes were made in the useful lives, amortization/depreciation methods and the residual values of the intangible assets.

Carrying amounts

		Identifiable
		intangible
	Goodwill	assets	Software	Total

At January 1, 2005	49,989	2,512	2,855	55,356
At December 31, 2005	115,983	8,263	3,615	127,861

At January 1, 2006	115,983	8,263	3,615	127,861
At December 31, 2006	139,433	10,397	4,340	154,170

The total goodwill capitalized was assigned to our geographic segments as follows:

	2006	2005
The Netherlands	17,118	15,223
Europe excluding the Netherlands	45,218	32,759
United States	71,841	63,154
Rest of World	5,256	4,847

Total goodwill	139,433	115,983

The amortization and depreciation charge is recognized in the following line items in the income statement:

	2006	2005	2004
Amortization identifiable intangible assets	8,270	5,967	376
Depreciation of software	2,302	1,732	2,188

Impairment testing for cash-generating units

The impairment test compares the carrying value of the cash-generating units with the recoverable amounts. The recoverable value is determined based on a calculation of the value in use based on cash flow projections and furthermore compared to recent multiples of comparable activities on the stock exchange. These cash flow projections are based on actual operating results and the three-year strategic plan as approved by the Executive Board. Projections are extrapolated beyond this three-year period using an appropriate perpetual growth rate that is consistent with the long-term average market growth rate and that typically does not exceed 3% (2005: 3%) in our calculations. The estimated post-tax cash flows are discounted to their present value using a post-tax weighted average cost of capital (WACC). The post-tax WACC used is 8% (2005: 8%) and where applicable a surcharge is added for specific country risks.

The key assumptions used in the predictions are:

•                  Revenue growth: based on actual experience and market analysis;

•                  Margin development: based on actual experience and management’s long-term projections.

The impairment test for cash-generating units carried out in 2006 showed that the recoverable amount for each cash-generating unit exceeds the carrying amount; hence the test did not result in impairment.

(2) Property, plant & equipment

	Land and	Furniture
	buildings	and fixtures	Total

Purchase price

Balance at January 1, 2005	18,663	115,719	134,382
(De)consolidations	8,865	(5,158)	3,707
Investments	1,218	13,649	14,867
Divestments	(443)	(20,624)	(21,067)
Effect of movements in foreign exchange	66	5,618	5,684
Balance at December 31, 2005	28,369	109,204	137,573

Balance at January 1, 2006	28,369	109,204	137,573
Consolidations	—	1,757	1,757
Investments	950	15,414	16,364
Divestments	(236)	(13,469)	(13,705)
Effect of movements in foreign exchange	(1,498)	(5,436)	(6,934)
Other changes	412	(3,018)	(2,606)
Balance at December 31, 2006	27,997	104,452	132,449

Depreciation
Balance at January 1, 2005	6,109	84,638	90,747
Depreciation charge for the year	1,372	12,107	13,479
Deconsolidations	(1,256)	(7,009)	(8,265)
Divestments	(164)	(18,460)	(18,624)
Effect of movements in foreign exchange	13	4,229	4,242
Balance at December 31, 2005	6,074	75,505	81,579

Balance at January 1, 2006	6,074	75,505	81,579
Depreciation charge for the year	1,498	13,933	15,431
Divestments	(212)	(12,749)	(12,961)
Effect of movements in foreign exchange	(367)	(3,913)	(4,280)
Other changes	758	(3,084)	(2,326)
Balance at December 31, 2006	7,751	69,692	77,443

Carrying amounts
At January 1, 2005	12,554	31,081	43,635
At December 31, 2005	22,295	33,699	55,994

At January 1, 2006	22,295	33,699	55,994
At December 31, 2006	20,246	34,760	55,006

At December 31, 2006, the book value of tangible fixed assets, financed by financial lease, was € 1,665 (2005: € 1,709).

During 2006 and 2005 no changes were made in the useful lives, depreciation methods and the residual values of the property, plant & equipment.

(3) Investments in equity accounted associates

		2006		2005

Balance at January 1		7,451		5,597
Changes as a result of
Equity share in income/(loss)	(505)		1,382
Investments	156		416
Deconsolidations	(819)		(734)
Divestments	(13)		34
Received dividends	(1,485)		(631)
Other changes and exchange rate differences	442		1,387
		(2,224)		1,854
Balance at December 31		5,227		7,451

Summary of financial information on the main equity accounted associates — 100% in millions:

	Assets	Liabilities	Equity	Gross Revenue	Net income/(loss)

2006	146.5	50.5	96.0	3.5	(12.6)

2005	103.2	20.3	82.9	75.5	30.7

The financial condition and results of operations of the followings associates are included in the Balance Sheet Data and Income Statement Data presented above:

Associates	% of equity
PIE-RP Termelétrica S.A	25.0%
Breitener Energética S.A	5.5%*
VOF De Ruyterkade	50.0%
VOF EMC Starc	35.0%
Brainliner B.V	33.3%
VOF X-pact	12.0%*

* These companies are valued using the equity method, as ARCADIS has significant influence, because the Company is represented on the board of directors and participates in policy making.

(4) Other investments

		2006		2005

Investments valued at amortized cost

Balance at January 1		501		641
Changes as a result of
Dividend	47		—
Investments	3,921		499
Deconsolidations	—		(583)
Divestments	(85)		(74)
Received dividends	(47)		—
Other changes and exchange rate differences	20		18
		3,856		(140)
Balance at December 31		4,357		501

		2006		2005
Long-term receivables

Balance at January 1		1,438		456
Changes as a result of
New receivables	525		1,526
Received	(119)		(593)
Other changes and exchange rate differences	1		49
		407		982
Balance at December 31		1,845		1,438

Total other investments at December 31		6,202		1,939

(5) Other assets

Balance at January 1		10,683		6,991
Changes as a result of
Consolidations	13		1,016
New receivables	2,137		3,416
Received	(2,139)		(1,565)
Reclassification	—		(180)
Offsetting*	(3,765)		—
Other changes and exchange rate differences	(1,119)		1,005
		(4,873)		3,692
Balance at December 31		5,810		10,683

* See Note 12

(6) Inventories

	2006	2005

Goods for resale	8	46
Raw materials and supplies	443	328
	451	374

(7) Derivatives

The Company has purchased three cross currency interest rate swaps to hedge the currency risk as well as the interest rate risk on the $120 million long-term loan (2005: $90 million). These derivatives do not qualify for hedge accounting and are accounted for as trading instruments. Accordingly the swaps are recorded at their fair value and the unrealized gain or loss on re-measurement is recognized immediately as profit or loss.

Two of the Company’s cross currency interest rate swaps were purchased in 2005 in connection with ARCADIS’ acquisition of BBL. ARCADIS financed the BBL acquisition through a loan denominated in US dollars, and to hedge the currency and interest risk associated with the loan, the company purchased the swaps. In 2005, changes in the fair value of the swaps were included in the income statement, while the changes in the fair value of the loan resulting from movements of the US dollar were reported directly in equity. In 2006 ARCADIS changed the reporting currency of the financing entity, ARCADIS North America GP, into Euros since ARCADIS North America GP’s sole purpose is to hold investments. Accordingly as of 2006, changes in the fair value of both the swaps and the corresponding loan are reported through the income statement. Since ARCADIS financed the BBL acquisition in the fourth quarter 2005, the impact of this change on the profit and loss 2005 was limited and comparative figures are therefore not adjusted.

The fair value of the derivatives decreased in 2006 from an asset of € 1.7 million into a liability of € 5.8 million. The difference of € 7.5 million is recognized as a loss from fair value changes of derivatives under financing items. The currency translation adjustment of the related US-dollar loan is also recognized under financing items as financial income for a positive effect of € 8.7 million (see Note 18).

(8) (Un)billed receivables

(Includes items maturing within 1 year)

	2006	2005

Unbilled receivables	151,238	113,721
Trade receivables	228,385	215,474
Provision for bad debts	(8,715)	(11,140)
Receivables from associates	2,520	2,958
Total receivables	373,428	321,013

The provision for bad debts has developed as follows:

	2006	2005

Balance at beginning of year	11,140	13,348
Addition charged to income	1,346	3,438
Exchange rate differences	(350)	527
Deductions / write offs	(3,738)	(3,796)
Acquisitions / divestments	317	(2,377)
Balance at end of year	8,715	11,140

Work in progress

Costs and estimated earnings on uncompleted contracts are as follows:

	2006	2005

Costs incurred on uncompleted contracts	760,601	604,140
Estimated earnings	49,247	20,763
Subtotal	809,848	624,903
Less: Billings to date	770,492	600,451
Total work in process	39,356	24,452

All amounts are expected to be collected within 1 year

	2006	2005

Costs incurred and estimated earnings in excess of billings (unbilled receivables)	151,238	113,721
Billings in excess of costs incurred and estimated earnings	(111,882)	(89,269)
Total work in process	39,356	24,452
Amount of advances received	21,149	17,675
Amount of retentions held by clients	933	1,392

(9) Other current assets

	2006	2005
Other receivables	11,635	18,902
Prepaid expenses	12,201	13,048
	23,836	31,950

(10) Cash and cash equivalents

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments with a maturity of three months or less. Cash and cash equivalents at December 31, 2006, and 2005 consisted of the following:

	2006	2005

Deposits	3,540	8,737
Cash in banks restricted for taxes/social premiums	167	307
Bank and cash	97,781	64,840
	101,488	73,884

The effective interest rates for cash at balance sheet date were 4.4% (2005: 3%).

(11) Issued share capital

The Company’s authorized share capital amounts to € 5,000,010 divided into 40,000,000 shares of common stock, 50,000,000 shares of cumulative preferred stock, and 10,000,000 shares of cumulative financing preferred stock (divided over four series of 2,500,000 shares each) and 200 priority shares, all with a nominal value of € 0.05 each. At December 31, 2006, 20,645,615 (2005: 20,645,615) shares of common stock and 200 (2005: 200) priority shares had been issued. No shares of cumulative preferred or cumulative financing preferred stock are issued or outstanding.

Priority shares

The priority shares have been issued since 1987 and are held by the Stichting Prioriteit ARCADIS N.V., a foundation established in Arnhem. The special statutory right under ARCADIS’ Articles of Association regarding to these priority shares is decision making related to:

1.       The issuance, acquisition and disposal of shares in the Company;

2.       Amendments to the Articles of Association;

3.       The dissolution of the Company and the filing for bankruptcy;

4.       The entry into or termination of long-term cooperative ventures of substantial significance; and

5.       Investments (including entering into participations) for an amount equal to at least 25% of shareholders’ equity.

The board of the Stichting Prioriteit ARCADIS N.V. is administered by 20 board members: 7 members of ARCADIS’ Supervisory Board, 3 members of ARCADIS’ Executive Board, and 10 members from the board of Foundation Bellevue (a foundation established in Arnhem, whose board members are appointed by and from the international employees of the ARCADIS group). At balance sheet date, the board of the Stichting Prioriteit ARCADIS N.V. is comprised of the following persons:

Rijnhard W.F. van Tets, Chairman

Harrie L.J. Noy, Secretary

Jürgen Christoph Boenecke, Deputy Chairman

Joao Bandeira de Mello Laterza

Thomas M. Cohn

Marc A. Elbers

Carlos Espinosa de los Monteros

Pascal P.L. Guedon

C. Michiel Jaski

Piotr Miaso

George R. Nethercutt

Jan Peelen

Marc van Put

Friedrich Schneider

Ewoud van der Sluis

Marcel P. Stuart

Peter E. Yakimowich

Gerrit Ybema

Two vacancies

The Executive Board of ARCADIS N.V. and the Board of the Stichting Prioriteit ARCADIS N.V. are both of the opinion that, regarding the exercising of the voting right on the priority shares by the Stichting Prioriteit ARCADIS N.V., there is full compliance with the requirements stipulated in Section X Book II of the general regulations of Euronext Amsterdam Stock Market.

Cumulative Preferred Shares

The Stichting Preferente Aandelen ARCADIS N.V. (Preferred Stock Foundation ARCADIS N.V.) established in Arnhem since 1995, has as its objective the protection and promotion of the interests of ARCADIS N.V. and its affiliated companies and all parties involved. The Foundation has been granted the right to acquire ARCADIS’ preferred (protection) shares up to a maximum equal to the number of outstanding shares issued at the date in question. ARCADIS N.V. has been granted the right to issue the same number of preferred shares to the Foundation. Both options may only be exercised provided the interests of ARCADIS N.V., its affiliated enterprises, and all parties involved were to warrant this. In the event of an unfriendly or hostile take over attempt, these shares are provided to prevent any major changes in the control of the Company without due considiration of the interests of the Company and all those involved with it. The Board of the Foundation consists of four persons appointed by the Company’s Executive Board.

At balance sheet date, the Board of said Foundation is comprised of the following persons:

Jan A. Dekker ,Chairman

Bram A. Anbeek van der Meijden, Secretary

Liesbeth E. M. Kneppers-Heijnert

Frits W. Mulder

The Executive Board of ARCADIS N.V. and the Board of the Stichting Preferente Aandelen ARCADIS N.V. are both of the opinion that, regarding the independence of the management, there is full compliance with the requirements stipulated in Section X Book II of the general regulations of Euronext Amsterdam Stock Market.

Cumulative Financing Preferred Shares

Since 2002, the Articles of Association incorporate the possibility to issue shares of cumulative financing preferred stock. Currently, no cumulative financing preferred stock have been issued.

Agreements with shareholders

The Articles of Association of the Stichting Lovinklaan stipulate that its board needs prior approval of the Stichting Prioriteit ARCADIS N.V. for any decisions concerning the disposal or pledge of the Foundation’s shares in ARCADIS N.V., or to transfer them as security or otherwise encumber them.

Option and share purchase plans

To stimulate the realization of long-term Company objectives and goals ARCADIS N.V. has option and share plans as well as a share purchase plan. Following is an overview.

ARCADIS N.V. 1994 and 1996 Incentive Plan

At the time of the merger with Geraghty & Miller in 1993, ARCADIS has taken over and later in 1994 and 1996 expanded the existing employee option plans. These employee stock option plans were dedicated to employees of the American subsidiaries, and ended in 2003 and 2005, respectively, so that since then, no new options can be granted under these plans. The options granted under these plans are valid for a ten-year period and generally become vested after a three-year period.

At December 31, 2006, 79,787 (2005: 287,664) options were outstanding. These can be exercised at prices ranging from $6.75 to $15.00 (2005: $6.75 and $15.00); the average exercise price is $11.78 (2005: $10.20). During 2006, 207,877 options were exercised (2005: 142,350) with exercise prices between $6.75 and $14.60 (2005: $6.75 and $11.50). During 2006, no options were cancelled. The closing price of ARCADIS shares on NASDAQ on December 29, 2006, was $61.16 (2005: $31.60). One option entitles the holder to one share. On December 31, 2006, option holders had the opportunity to exercise 52,012 options at prices ranging from $6.75 to $11.80.

ARCADIS N.V. 2001 Long-Term Incentive Share Option Plan

In the General Meeting of Shareholders of May 2001, the ARCADIS 2001 Long-Term Incentive Share Option Plan was introduced. Under this plan, a maximum of 2,500,000 options are expected to be granted from 2001 to 2006 to key staff members of ARCADIS N.V. and its subsidiaries. Options under this plan are conditional and can be exercised after three years of the issue date, provided the staff member is still employed by the Company. The options are valid for a period of 10 years starting on the issue date.

Several times during 2004, in total 91,069 options with exercise prices ranging from $10.06 to $15.00 were granted to the Corporate Director of Mergers & Acquisitions.

On May 13, 2005, 210,000 options were granted under this plan with an exercise price of € 17.94. In May and June, 28,220 options with exercise prices ranging from $21.77 to $23.01 were granted to the Corporate Director of Mergers & Acquisitions. In June 2005, 49,980 options were granted to the management and key staff of AYH related to the acquisition of the company. The exercise price is € 19.25.

At January 1, 2006, the number of outstanding options was 899,391 with exercise prices ranging from € 8.50 to € 21.77. During 2006, 322,013 options were exercised, while 8,806 options were cancelled. At December 31, 2006, 568,572 options are outstanding with exercise prices between € 8.50 and € 21.77. The average exercise price is € 13.35. On December 31, 2006, option holders had the opportunity to exercise 336,635 options against prices varying from € 8.50 to € 21.77. The closing price of ARCADIS shares on Euronext on December 29, 2006 was € 46.70. In May 2005, this Plan was replaced by the ARCADIS N.V. Long-Term Incentive Plan.

ARCADIS N.V. 2005 Long-Term Incentive Plan

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

•                  The granting of (rights to) shares can be related to the goals or performance criteria as set by the ARCADIS N.V. Supervisory Board. This Committee also determines the moment at which the granted (rights to) shares can be exercised.

•                  The number of (rights to) shares totals 2,500,000; the Plan is valid until December 31, 2011.

In its December 2005 meeting, the Supervisory Board approved the revised text of the 2001 plan, now titled the ARCADIS N.V. 2005 Long-Term Incentive Plan.

On May 19, 2006, 253,200 options were granted under this plan and accepted by 126 employees worldwide with an exercise price of € 37.13. To the members of the Executive Board on the same date, a total of 65,000 conditional options were granted and to the members of the Senior Management Committee 28,800 conditional options, all with an exercise price of € 37.13. In addition on May 19, 2006, under the 2005 Plan the members of the Executive Board were granted 27,000 conditional options, in line with the Remuneration policy for the Executive Board as agreed on by the General Meeting of Shareholders in May 2005 and 20,400 conditional options for the members of the Senior Management Committee.

Several times during 2006, in total 32,749 options with exercise prices ranging from € 34.90 to € 38.20 were granted to the Corporate Director of Mergers & Acquisitions. In July 2006, 7,000 options were granted to the management and key staff of Berkeley Consulting, related to the acquisition of the company. The exercise price is € 36.39. At October 1, 2006, 3,000 options with an exercise price of € 34.59 were granted to the Director of Human Resources, while 1,000 conditional shares were granted in relation to his employment contract. On December 31, 2006, a total number of 622,033 options were outstanding under the 2005 Plan. The average exercise price is € 30.71. No options granted under the 2005 Plan were exercisable at December 31.

Overview of incentive shares granted

Provisional (rights to) shares granted on	Granted	Unconditional in	Amount in € to be expensed	Expired
May 11, 2005	17,000	2008	191,000	—
May 19, 2006	47,400	2009	1,105,000	1,547
October 1, 2006	1,000	2009	22,000	—

A summary of the combined activities under ARCADIS Stock Option Plans for each year in the three-year period ended December 31, 2006 is as follows:

	Number of ARCADIS options	Exercise price range in $	Number of ARCADIS options	Exercise price range in €
Balance - January 1, 2004	607,768	6.75 to 11.85	953,129	8.50 to 10.79
Grranted	91,069	10.06 to 15.00	—	—
Exercised	(223,238)	6.75 to 11.50	(70,000)	9.20
Forfeitured	(21,460)	6.75 to 11.50	(73,327)	8.50 to 10.79
Balance - December 31, 2004	454,139	6.75 to 15.00	809,802	8.50 to 10.79
Granted	23,060	23.00 to 23.01	515,108	17.94 to 21.77
Exercised	(142,350)	6.75 to 11.50	(160,889)	8.93 to 10.79
Forfeited	(24,125)	6.75 to 15.00	(37,722)	8.50 to 19.25
Balance - December 31, 2005	310,724	6.75 to 23.01	1,126,299	8.50 to 21.77
Granted	—	—	389,749	34.59 to 38.20
Exercised	(215,564)	6.75 to 23.01	(314,326)	8.50 to 21.77
Forfeited	—	—	(26,490)	8.50 to 37.13
Balance - December 31, 2006	95,160	6.75 to 23.01	1,175,232	8.50 to 38.20

At December 31, 2006 and 2005, options to purchase 388,647 and 315,839 shares, respectively, were exercisable. No granted options expired in 2006.

Total options outstanding and exercisable at December 31, 2006 were as follows:

	Options outstanding			Options exercisable
Option price per share	Number	Weighted average life	Weighted average exercise price per share	Number	Weighted average exercise price per share
$6.75-8.50	12,500	4.0	$7.48	12,500	$7.48
$8.51-10.00	11,862	5.9	$9.14	11,862	$9.14
$10.01-11.50	17,650	6.0	$11.50	17,650	$11.50
$11.51-15.00	37,775	7.6	$14.15	10,000	$11.80
$15.01-20.00	—	—	—	—	—
$20.01-24.00	15,373	8.5	$23.01	—	—
Total	95,160		Average $13.59	52,012	Average $10.05

€ 8.50-11.00	314,915	6.1	€9.15	314,915	€9.15
€ 11.01-17.00	—	—	—	—	—
€ 17.01-22.00	478,582	8.5	€19.86	21,720	€21.07
€ 22.01-34.00	—	—	—	—	—
€ 34.01-39.00	381.735	9.4	€37.88	—	—
Total	1,175,232		Average € 22.84	336,635	Average € 9.92

Issuance of shares

The General Meeting of Shareholders decides, under the approval of the Stichting Prioriteit ARCADIS N.V., about the issuance of shares. The meeting can also appoint the Supervisory Board to issue shares, and as long as this appointment stands, the meeting cannot decide to issue. Issuance of shares to someone who has an earlier right to take shares can be decided by the Executive Board and does not fall under the stipulations outlined above.

Purchase of shares

The Executive Board can, with a mandate from the General Meeting of Shareholders and under approval from the Supervisory Board and the Stichting Prioriteit ARCADIS N.V., purchase issued and paid-in shares in ARCADIS N.V.. The heretofore mentioned mandate is not needed in case the shares are purchased to be issued to employees in line with existing employee share or option plans.

Regarding the ARCADIS Incentive plans, the intention is to minimize dilution by purchasing (a portion of) the shares needed for these plans. In 2006, no shares were issued as a result of options being exercised (2005: zero). The following amounts of shares were purchased:

Year	Number of shares	Price at time of purchase
2002	300,000	€10.75
2003	112,972	€7.74 to € 8.65
2004	500	€8.65
2004	11,400	$18.40 to $18.65
2005	217,013	€18.25 to € 27.24
2005	115,033	$17.00 to $30.94
2006	454,838	€26.60 to € 41.51
2006	40,000	$44.10 to $47.69

The repurchased shares are to cover the options granted. This temporary repurchase has been deducted from the Retained Earnings.

Of the shares purchased, throughout 2006 a total number of 529,890 have been placed back in the market through the exercise of options. The net proceeds were € 4,611,000.

At December 31, 2006, the number of repurchased shares that was in possession was 340,627.

Outstanding shares of common stock:

	January 1	Issuing shares	Repurchase shares	Reissuing shares	December 31
2004	20,017,405	215,238	11,900	78,000	20,298,743
2005	20,298,743	—	332,046	303,239	20,269,936
2006	20,269,936	—	494,838	529,890	20,304,988

Additional paid-in capital

Additional paid-in capital represents the premium paid in excess of par value of shares at the time of issuance of new shares or exercise of stock options. If ARCADIS declared a distribution to shareholders of additional paid-in-capital, at least € 17.6 million of the additional paid-in capital would not be taxable under the 1964 Dutch income tax legislation.

At the end of 2005 an agreement was made with the Lovinklaan foundation, ARCADIS’ largest shareholder, that this foundation would pay ARCADIS € 6,509 to support an adjustment of the early retirement plan for Dutch employees (see Note 17). Such payment by a shareholder is considered additional paid-in capital.

Reserve exchange rate differences

Reserve exchange rate differences (a legal reserve) comprise all foreign exchange differences arising as of 2004 from the translation of the net assets of foreign operations outside the euro-zone.

Retained earnings

The Executive Board is authorized to propose to the Annual General Meeting of Shareholders, with the approval of the Supervisory Board, which part of the profit shall be paid as dividend. That which remains shall be added to the equity of the Company. The holder of the priority shares is entitled to a dividend of 5% of the par value of the priority shares. For fiscal year 2006, the Executive Board with the approval of the Supervisory Board proposes to add the amount of € 24.6 million to the retained earnings. The remainder of € 20.3 million can be distributed as a dividend which represents a dividend of € 1.00 per outstanding share of common stock. For fiscal year 2005, a dividend was proposed and accepted amounting to € 0.66 per outstanding share of common stock. There are no restrictions on the distribution of retained earnings.

The earnings per share for the years 2006, 2005 and 2004 is calculated as follows:

	2006	2005	2004
Average number of issued shares	20,645,815	20,645,815	20,645,815
Average number of repurchased shares	411,520	385,103	496,620
Average number of outstanding shares	20,234,295	20,260,712	20,140,195
Of which priority shares	200	200	200
Shares of common stock	20,234,095	20,260,512	20,139,995

For the calculation of earnings per share, no distinction is made between the different classes of shares.

Total earnings of ARCADIS:
Net income	44,936,000	33,414,000	22,176,000

Earnings per share:
Net income	2.22	1.65	1.10

As mentioned earlier in this Note, at December 31, 2006, the number of outstanding options is 1,270,392 (2005: 1,437,023). At December 31, 2006 all outstanding options were in the money, although not all options were exercisable. Exercising options may lead to dilution. This dilution is calculated on a monthly average basis. To avoid dilution as much as possible, ARCADIS repurchases own shares that are reissued at the time of option exercises.

	2006	2005	2004
Average number of outstanding shares	20,234,295	20,260,712	20,140,195
Average number of diluting shares	839,842	556,065	277,035
Average number of diluted shares	21,074,137	20,816,777	20,417,230

Earnings per diluted share:
Net income	2.13	1.60	1.16

(12) Provisions

	Pension obligations	Deferred compensation	Restruc- turing	Litigation	Others	Total
Balance at January 1, 2005	18,903	1,194	4,460	1,403	1,459	27,419
Change as a result of
(De)consolidations	—	—	(966)	348	(861)	(1,479)
Additions	1,820	95	2,424	2,739	234	7,312
Amounts used	(499)	(27)	(3,158)	(791)	(377)	(4,852)
Unused amounts reversed during the period	(13,100)	—	—	—	—	(13,100)
Exchange rate differences	460	—	—	—	58	518
Balance at December 31, 2005	7,584	1,262	2,760	3,699	513	15,818

Balance at January 1, 2006	7,584	1,262	2,760	3,699	513	15,818
Change as a result of
Consolidations	—	—	—	—	32	32
Additions	1,377	17	669	1,259	344	3,666
Amounts used	(1,265)	(27)	(1,691)	(1,955)	(203)	(5,141)
Unused amounts reversed during the period	—	—	(25)	—	(35)	(60)
Offsetting	(3,765)	—	—	—	—	(3,765)
Other changes	—	—	—	9,706	169	9,875
Exchange rate differences	(418)	—	(45)	(10)	(9)	(482)
Balance at December 31, 2006	3,513	1,252	1,668	12,699	811	19,943

No significant amount will be utilized within one year. As such, all provisions are recorded as non-current.

Pension obligations

In the German and French operating companies for limited groups of (ex)employees, pension plans are in place. For these plans, provisions have been made based on IAS 19. At year-end 2006 these provisions amounted to € 3.2 million.

The United States operating company has a plan for deferred compensation. The management of the company can elect not to have its salary paid out, but rather invested in a fund by the company, and is offered a choice of three different portfolio types: risk averse, neutral and risky. The risk is the responsibility of the participants. At the end of 2005 the company owed the participants € 4.4 million in deferred salaries. This amount has been included in the Pension provision. Offsetting this was a receivable on the fund equal to the value of the portfolio of € 4.1 million and this amount has been included in the line item other long-term receivables in the category Other assets. Further study of this special pension plan has shown that according to IAS 19.128 the amounts have to be balanced. At December 31, 2006 this leads to a net amount of € 0.3 million.

See also Note 17.

Deferred compensation

A provision to the amount of € 1.3 million has been taken related to an already activated early retirement plan for a former manager of an acquired company and to a provision for future jubilee payments based on the current agreements in the collective labour agreements and the related staff levels.

Provisions for restructuring

Provisions for restructuring includes costs related to certain compensation to staff and cost directly related to the existing plans to execute certain restructurings. A provision can only be taken if the decision to execute said restructuring has been taken, its costs can be reasonably and fairly estimated and its intended execution has been announced. Existing plans currently include small restructurings in certain parts of the company which are expected to be phased in on a step-by-step basis in the coming 24 months.

Provisions for litigation

ARCADIS has global professional liability insurance coverage, and in addition has local insurance in a number of countries. In general these insurance policies have a self-insured retention and a maximum pay out level. The Company is working on thousands of projects each year, varying in fee level from a few thousand euros to several millions of euros. A relative very small number of these projects result in disputes with clients. These disputes seldom lead to major cash outflows. Based on an assessment by management and if necessary external advisers of all claims under discussion a provision for the potential financial risk per claim is recorded, if necessary and only for the part which is not insured. The total sum for the litigation provisions is shown in the balance sheet. Other changes mainly consists of a movement from project- related loss provision recorded under (un)billed receivables to a litigation provision and movements from provisions with a short-term nature to a long-term nature.

Other provisions

In some cases ARCADIS may extend warranties after the completion of activities for which no or no adequate compensation is received. In such cases, estimates form the basis for a provision.

Because settlement in these cases generally takes place in a brief time frame and because the amounts are relatively limited, no discounts are made.

(13) Deferred tax assets and liabilities

	Deferred	Deferred
	tax assets	tax liabilities	Net
Balance at January 1, 2005	9,676	12,129	(2,453)
Change as a result of
(De)consolidations	6,122	5,588	534
Additions	4,810	7,427	(2,617)
Amounts used	(3,881)	(503)	(3,378)
Unused amounts reversed during the period	(4,127)	—	(4,127)
Exchange rate differences	612	1,611	(999)
Balance at December 31, 2005	13,212	26,252	(13,040)

Balance at January 1, 2006	13,212	26,252	(13,040)
Change as a result of
(De)consolidations	2,279	1,691	588
Additions	3,626	9,666	(6,040)
Amounts used	(1,951)	(6,630)	4,679
Exchange rate differences	(24)	(1,684)	1,660
Offsetting	(8,851)	(8,851)	—

Balance at December 31, 2006	8,291	20,444	(12,153)

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to set off tax assets against tax liabilities and when the deferred tax assets and liabilities relate to the same tax authority.

Approximately € 17.4 million of the deferred tax liabilities at December 31, 2006, will be utilized within one year.

The components of deferred taxes included in the Consolidated Balance Sheets at December 31, 2006 and 2005 are as follows:

	Assets		Liabilities		Net
Sources of deferral	2006	2005	2006	2005	2006	2005
Goodwill/identifiables	2,297	—	2,158	3,038	139	(3,038)
Derivatives	—	—	—	510	—	(510)
Work in progress	745	580	23,907	18,958	(23,162)	(18,378)
Accrued expenses	281	5,482	(5,486)	—	5,767	5,482
Share-based compensation	3,097	1,960	—	—	3,097	1,960
Deferred compensation	1,340	2,202	—	—	1,340	2,202
Net operating losses	642	2,988	—	—	642	2,988
Cash method	—	—	—	3,054	—	(3,054)
Others	(111)	—	(135)	692	24	(692)
Balance at December 31	8,291	13,212	20,444	26,252	(12,153)	(13,040)

The gross operating losses which might be compensated by future profits amount to € 5,857 in 2006 and € 13,035 in 2005. For these pre-tax losses, there is no expiration date.

In assessing the valuation of the deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of the deferred tax assets considered realizable, however, could change in the near term if future estimates of projected taxable income during the carry-forward period are revised.

In 2006 a deferred tax asset of € 1.9 million (2005: € 1.9 million) of net operating losses was not recognized. The opinion of management is that these losses will not be compensated by future profits in the companies where these losses were made.

(14) Long-term debt

	2006	2005

Bank loans	97,190	85,691
(interest rates between 3.2% and 18.9%)
Financial lease contracts	780	1,172
(interest rates between 3.0% and 6.8%)
Other long-term debt	22,896	31,742
(interest rates between 3.0% and 7.0%)
Subtotal	120,866	118,605
Current portion	1,580	2,456
	119,286	116,149

Aggregate maturities of long-term debt are as follows:

2008	1,060
2009	23,074
2010	1,356
2011	851
2012	57,285
after 2012	35,660
	119,286

The weighted average interest rate for 2006 and 2005 on interest-bearing debt (including the interest effect of the swaps) was 3.6% and 3.1%, respectively.

Under this heading the retention for the acquisition of BBL is included amounting to € 17.6 million. Also included are other expected after payments related to acquisitions, amounting to € 4.0 million.

Under the terms of the lease agreements, no contingent rents are payable.

In 2006, ARCADIS finalized the refinancing of the long-term loan and short-term debt facility. The long-term loan amounts to $120 million with US LIBOR dominated interest rate. The full amount of $120 million is swapped to a EURIBOR-dominated interest rate of which an euro equivalent of $45 million is swapped to a fixed rate of 3.18%. For the disclosure on the derivatives, please refer to Note 7. The debt covenants are disclosed under Note 15.

(15) Other current liabilities

	2006	2005
Taxes and social security contributions	34,110	26,845
Payable to employees	56,686	34,082
Bank overdrafts and short-term borrowings	22,342	4,196
After payments acquisitions	8,016	2,486
Other liabilities	21,785	51,204
	142,939	118,813

In 2006, ARCADIS finalized the refinancing. Part of this is a centralized short-term multi-currency debt facility totaling € 100 million with an EONIA-dominated interest rate, and a guarantee facility totaling € 50 million, was concluded with a consortium of banks. The debt covenant at balance sheet date for the long-term loan, as well as for the short-term facility is that the net debt to EBITDA ratio should not exceed 3.

Besides the central facility there are short-term facilities available for the amount of € 35 million. For a small portion of the other available credit facilities, current receivables and other assets have been pledged. The total short-term debt facilities amount to € 196.5 million.

The effective interest rates for bank overdrafts are between 2.7% and 6.0%.

Commitments and contingent liabilities

Banks have issued bonds up to the amount of € 41.0 million (2005: € 40.0 million).

Operational leases

Future minimum payments for the non-cancelable operating leases during the next five years and thereafter are as follows (in millions of €):

Years ending December 31,	Amount Operational Lease
2007	34.9
2008	30.8
2009	30.5
2010	19.3
2011	15.3
Thereafter	29.7

Total	160.5

The Company’s lease arrangements relate to contracts for leased cars and buildings.

During the year ended December 31, 2006, € 34.4 million was recognized as an expense in the income statement with regard to operating leases (2005: € 29.6; 2004:: € 32.8)),

Litigation

For legal and judicial proceedings and claims against the Company and its operating entities, a liability is accrued only if an adverse outcome is probable and the amount of the loss can be reasonably estimated. If one of these conditions is not met, the proceeding or claim is disclosed as contingent liability, if material. The actual outcome of a proceeding or claim may differ from the estimated liability, and consequently may affect the actual result. The prediction of the outcome and the assessment of a possible loss by management is based on management’s judgments and estimates. Management usually consults lawyers and other specialists for support. Management believes that the outcome of legal cases will not have a material effect on the consolidated financial condition of ARCADIS N.V., but could be material to the Company’s operational results in any future accounting period.

Guarantees

As a partner in a number of partnerships, ARCADIS is liable for the contractual obligations these companies enter into. The potential risk pertaining to these obligations amounted to € 0.1 million (2005: € 0.3 million).

NOTES TO THE CONSOLIDATED STATEMENT OF INCOME

(16) Segment information

Amounts in millions of euros

Presented below is the geographical segmentation that coincides with the Company's reporting structure.

Inter-segment pricing is determined on an arm’s length basis.

	The Netherlands			Europe excluding the Netherlands			The United States			Rest of World			Eliminations			Consolidated
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
Gross revenue	323.3	287.7	301.3	277.9	267.1	254.4	518.4	348.9	267.3	113.4	97.4	77.8				1,233.0	1,001.1	900.8
Revenue between regions	2.7	3.0	3.3	4.3	2.6	1.2	0.3	0.1	0.0	0.3	0.2	0.1	(7.6)	(5.9)	(4.7)	—	—	—
Total revenue regions	326.0	290.7	304.6	282.2	269.7	255.6	518.7	349.0	267.3	113.7	97.6	77.9	(7.6)	(5.9)	(4.7)	1,233.0	1,001.1	900.8
Materials, services of third parties and subcontractors	103.1	78.4	83.2	55.4	60.2	70.8	186.8	115.7	82.9	57.9	49.4	36.0	(7.6)	(5.9)	(4.7)	395.6	297.8	268.2
Revenue, net of materials, services of third parties, and subcontractors	222.9	212.3	221.3	226.8	209.4	184.8	331.9	233.3	184.4	55.8	48.2	42.0				837.4	703.3	632.5
Operating costs regions	199.9	193.8	206.7	203.1	184.3	167.9	290.7	208.1	167.3	47.2	41.6	38.9				740.9	627.7	581.0
Depreciation regions	5.6	5.0	6.9	4.9	4.9	4.3	6.4	4.4	3.7	0.8	0.8	0.7				17.7	15.2	15.6
EBITA	17.4	13.5	7.7	18.8	20.2	12.5	34.8	20.9	13.4	7.8	5.8	2.3				78.8	60.4	35.9
Amortization identifiable
intangible assets	2.6	2.0	0.1	1.5	1.4	0.2	3.7	2.6	0.1	0.5						8.3	6.0	0.4
Operating income	14.8	11.5	7.6	17.3	18.8	12.3	31.1	18.3	13.3	7.3	5.8	2.3				70.5	54.4	35.5
Financing items																(3.5)	(1.8)	(3.5)
Income/(loss) from associates	0.2	0.2	0.5	—	—	—	—	—	—	(0.7)	1.2	1.9				(0.5)	1.4	2.4
Taxes																(20.1)	(17.3)	(10.4)
Group income after taxes																46.4	36.6	24.1
Minority interest																(1.5)	(3.2)	(1.9)
Net income	11.7	11.4	7.1	10.5	11.1	5.7	21.0	9.1	7.9	1.7	1.8	1.5				44.9	33.4	22.2

Total assets	433.9	318.6	261.7	193.9	157.6	175.3	284.4	268.6	110.3	60.5	59.3	33.7	(236.2)	(154.0)	(138.6)	736.5	650.1	442.3
Total financial assets	1.8	1.5	(6.0)	1.3	1.7	9.5	0.9	6.3	3.6	13.2	10.6	6.5				17.2	20.1	13.7
Total liabilities	247.7	142.0	125.8	132.3	135.4	176.3	233.1	225.5	59.5	36.5	39.5	22.0	(113.8)	(80.4)	(86.7)	535.8	462.0	297.0
Total investments	7.8	4.0	3.1	3.9	5.8	4.4	6.5	6.2	3.8	1.1	1.6	0.5				19.3	17.7	11.8
Total number of employees	2,587	2,389	2,346	3,044	2,751	4,000	3,557	3,098	2,222	1,230	905	1,070				10,418	9,143	9,638

(17) Operational costs

	2006	2005	2004
Salaries and wages	435,470	349,966	325,497
Social charges	62,749	55,284	51,152
Pension and early retirement charges	19,143	15,574	16,791
Other personnel costs including temporary labor	63,971	63,657	55,280
Total personnel costs	581,333	484,481	448,720
Occupancy expenses	50,574	44,009	39,564
Travel expenses	38,749	32,244	27,164
Office expenses	24,887	22,574	19,389
Audit and consultants costs	18,818	14,687	11,929
Insurance costs	10,144	8,446	7,056
Other operational costs	16,471	21,244	27,166
Total other operational costs	159,643	143,204	132,268
Total operational costs	740,976	627,685	580,988

The average number of employees in 2006 was 9,685 (2005: 9,208). The headcount includes the total number of employees of the proportionately consolidated company ARCADIS Aqumen Facility Management B.V. (228) (2005: 166).

Share-based compensation

In accordance with IFRS 2, the Company’s stock option plans qualify as so-called equity-settled plans. As a consequence, the Company has to charge the fair value of the stock options against income (spread over the vesting period). The corresponding amount is directly credited to equity.

Under other personnel cost in 2006, an amount of € 1.5 million (2005: € 0.6 million; 2004: € 0.2 million) is included for the options granted to personnel in 2006, 2005 and 2004 under the different option plans. In calculating the amount, the fair value of each option was estimated as of the 2006 date of grant using the binominal option-pricing model with the following weighted average assumptions:

	2006	2005	2004
Expected dividend yield	2.09%	3.5%	2.7%
Risk—free interest rate	3.9%	4.0%	4.0%
Expected volatility	25%	35%	35%
Expected life of option	5 years	5 years	5 years
Expected forfeitures	9.2%	15%	15%

Incentive shares

On May 11, 2005, the Annual General Meeting of Shareholders approved the conditional granting of 17,000 incentive shares to the members of the Executive Board. The costs of this grant amount to € 0.2 million. These costs are amortized over the 3-year period because the grant becomes unconditional after three years. The expenses for 2006 amount to € 0.1 million and are included in the other personnel costs.

In May 2006, 47,400 incentive shares were granted to the members of the Executive Board and senior management. The expenses for 2006 amount to € 0.2 million.

The following parameters were used to calculate the costs:

Share price at grant date 2005	€17.94
Share price at grant date 2006	€37.13
Expected dividend yield	2.57%
Risk—free interest rate	3.30%
Foregone dividend	7.2%
Performance discount	30.0%

Options and shares granted are conditional in nature and depend on attaining a performance measure after 3 years. The performance measure is Total Shareholder Return (TSR), defined as share price increase plus dividend. This measure stimulates the creation of shareholder value in the longer term.

Each year, a 3-year cycle begins, whereby achievements are measured at the end of the period against a peer group of companies of comparable size and breadth. ARCADIS’ position in the peer group (10 companies including ARCADIS) determines whether the (conditional) options and shares granted earlier become unconditional.

The following table indicates the number of options and shares that can become unconditional at the end of each 3-year period depending on ARCADIS’ relative position in comparison to the peer group.

Position against peer group	Number of conditional options and restricted share units that become unconditional for management	Number of conditional options that become unconditional for key staff
First	150%	115%
Second	133.30%	110%
Third	116.70%	105%
Fourth	100%	100%
Fifth	83.30%	95%
Sixth	66.70%	90%
Seventh	50%	85%
Eighth	0%	80%
Below eighth	—	0%

Pension costs

The difference between the pension costs of 2006 compared to those of 2005 is largely caused by a couple of one off amounts in the figures for 2005. These are related to changes in the pension plans for Dutch employees.

Per January 1, 2004, the pension plan for Dutch employees, excluding employees of PRC, was changed into a pension plan that is classified as a defined contribution plan. This means that, except for the pension premium, this plan does not affect ARCADIS’ results and balance sheet. The introduction of new legislation on January 1, 2006 however, impact the early retirement plan. The Lovinklaan Foundation, which – as a major ARCADIS shareholder – acts in the interest of employees, pledged funding to correct this impact. The required one off donation of € 9.5 million to the pension fund was charged against 2005 income. Thanks to the € 6.5 million capital contribution by the Lovinklaan Foundation, the effect (after taxes) on ARCADIS equity was zero.

Due to the transition of the PRC pension plan by the end of 2005 to a defined contribution plan, a provision of € 13.1 million was released to income in 2005. In the 2004 IFRS income statement a benefit of € 1.2 million was recorded regarding this plan. This is a non-recurring effect. The transition to a defined contribution plan required in 2005 a one time additional contribution to the PRC pension fund of € 2.3 million. The total effect of these was a one off additional pension premium of € 0.6 million.

(18) Financial items

	2006	2005	2004
Financial income	14,116	2,784	1,603
Financial expenses	(10,063)	(6,351)	(5,067)
Fair value changes of derivatives*)	(7,552)	1,723	—
	(3,499)	(1,844)	(3,464)

*) In 2005, ARCADIS financed the BBL acquisition through a US dollar loan. To hedge currency and interest risks, cross currency swaps were purchased. In 2005, the swaps were included in the income statement, while the value changes of the loan were reported directly in equity. As of 2006, value changes of both the swaps and the corresponding loan are reported through the income statement. See also Note 7.

(19) Income taxes

ARCADIS N.V. is for income tax purposes the parent of the fiscal unit ARCADIS N.V., and is therefore liable for the liabilities of the fiscal unit as a whole. The weighted average tax rate on income from operations was 30.2% (2005: 32.2%, 2004:30.1%).

Explanation effective tax rate

	2006			2005			2004
	Gross amount	Taxes	In %	Gross amount	Taxes	In %	Gross amount	Taxes	In %
Income from operations	66,982	20,119	30.0%	52,544	17,342	33.0%	32,055	10,400	32.4%
Income (loss) from associates	(458)	—	—	1,382	—	—	2,448	—	—

Total	66,524	20,119	30.2%	53,926	17,342	32.2%	34,503	10,400	30.1%

Nominal tax rate in the Netherlands			29.6%			31.5%			34.5%
Foreign tax rate differences			4.6%			2.9%			0.7%
Tax losses previously not recognized			(0.1)%			—			0.2%
Settlements related to previous years			0.2%			(0.1)%			(1.0)%
Amortization			—			0.8%			0.4%
Income/ (loss) from associates			0.2%			(0.8)%			(2.4)%
Non taxable amounts and others			(2.9)%			(1.5)%			(3.8)%
Change in corporate tax rate the Netherlands			(1.4)%			(0.6)%			1.5%
Effective tax rate			30.2%			32.2%			30.1%

Composition of taxes	2006	2005	2004
Current year	20,019	6,232	12,229
Adjustments for previous years	122	342	331
Total current tax	20,141	6,574	12,560
Deferred tax	(22)	10,768	(2,160)
	20,119	17,342	10,400

The tax effects of significant timing differences that give rise to year-end deferred tax assets and liabilities are offset within each taxable entity. Deferred tax assets in excess of these amounts are recognized if their realization is more likely than not.

The geographic breakdown of income before taxes, including income before taxes from associates and long—term investments in 2006, 2005 and 2004 are as follows:

	2006	2005	2004
The Netherlands	14,921	12,442	7,891
Foreign	51,603	41,484	26,612

Income before taxes	66,524	53,926	34,503

The geographic breakdown of income taxes in the Consolidated Statements of Income is as follows:

	2006	2005	2004
Current tax
The Netherlands	2,289	(5,420)	2,165
Foreign	17,852	11,994	10,395
	20,141	6,574	12,560
Deferred tax
The Netherlands	(130)	6,824	(424)
Foreign	108	(3,944)	(1,736)
	(22)	10,768	(2,160)

Total taxes	20,119	17,342	10,400

At December 31, 2006, operating loss carry-forwards for tax purposes amounted to € 5.9 million which can be carried forward indefinitely. Net operating losses of € 6.8 million were utilized during 2006 and zero in 2005 and 2004.

(20) Subsequent events

No events have occurred after December 31, 2006, that would have changed the judgment and analysis by management of the financial condition of the Company at December 31, 2006, or the profit for the period for the year 2006.

(21) Effect of the acquisition and divestments of interest and other disclossures

The acquisitions and disposal of interests in 2006 and 2005, and for which the purchase accounting method was used, had the following effect on the ARCADIS’ assets and liabilities.

	2006			2005
	Acquisitions	Divestments	Total	Acquisitions	Divestments	Total

Assets

Non-current assets

Intangible assets	10,874		10,874	14,867	(2,384)	12,483
Property, plant & equipment	1,757		1,757	20,495	(8,523)	11,972
Investments in equity accounted associates	24		24	(1,047)	313	(734
Other investments	68		68	1,515	(1,082)	433
Deferred tax assets	2,279		2,279	6,122	—	6,122

Total non-current assets	15,002		15,002	41,952	(11,676)	30,276

Current assets
Inventories	8		8	—	—	—
(Un)billed receivables	13,045	(50)	12,995	63,395	(44,914)	18,481
Corporate tax receivable	120		120	—	—	—
Cash and cash equivalents	3,596		3,596	19,454)	(6,461	12,993

Total current assets	16,769	(50)	16,719	82,849	(51,375)	31,474

Total assets	31,771	(50)	31,721	124,801	(63,051)	61,750

Equity and liabilities
Minority interest	(930)		(930)	302	(1,090)	(788)

Provisions	36		36	493	(1,972)	(1,479)
Deferred tax liabilities	1,691		1,691	5,588	—	5,588
Long-term debt	117		117	6,142	(5,678)	464

Total non-current liabilities	1,844		1,844	12,223	(7,650)	4,573

Billing in excess of cost	661		661	9,562	(1,041)	8,521
Corporate tax liabilities	507		507	—	—	—
Trade and other liabilities	6,873	(73)	6,800	42,728	(40,768)	1,960

Total current liabilities	8,041	(73)	7,968	52,290	(41,809)	10,481

Total equity and liabilities	8,955	(73)	8,882	64,815	(50,541)	14,266

Total net value	22,816	23	22,839	59,986	(12,502)	47,484

Recorded goodwill / (Book gain)	29,858		29,858	61,273	(2,486)	59,237
Consideration paid / (received)	52,674	23	52,697	121,259	(14,988)	106,271

After payments not paid yet	(3,845)	—	(3,845)	(26,766)	—	(26,766)
After payment paid related to 2005 acquisition	846	—	846
Cash (acquired) / disposed	(3,593)		(3,593)	(19,454)	6,461	(12,993)
Net cash outflow / (inflow)	46,082	23	46,105	75,039	(8,527)	66,512

No equity instruments were issued with respect to the 2006 and 2005 acquisitions.

For 2006 the acquired interests contributed a loss (after amortization of identifiable intangible assets of € 1.1 million net) of € 0.2 million to the consolidated profit for the period for the year, excluding financing expenses related to these acquisitions. If the acquisitions had occurred on January 1, 2006, the addition to ARCADIS’ revenue, net of materials, services of third parties, and subcontractors would have been € 49.3 million, and addition to ARCADIS’ profit for the period would have been € 3.4 million, excluding financing expenses related to these acquisitions, and based on local GAAP.

For 2005 the acquired interests contributed a profit for the period (after amortization of identifiable intangible assets of € 3.6 million net) of € 2.3 million to the consolidated profit for the period for the year, excluding financing expenses related to these acquisitions. If the acquisitions had occurred on January 1, 2005, the addition to ARCADIS’ revenue, net of materials, services of third parties, and subcontractors would have been € 89 million, and addition to ARCADIS’ profit for the period would have been € 3.5 million, excluding financing expenses related to these acquisitions, and based on local GAAP.

Acquisition Blasland, Bouck & Lee, Inc. (BBL)

The acquisition of 100% of the shares of BBL as of September 30, 2005 was the only material acquisition made in 2005 and 2006. Therefore information on this acquisition is disclosed separately. In the above mentioned aggregated numbers over 2005, BBL is also included. BBL specializes in environmental services and soil, groundwater and sediment remediation services. BBL is active in the United States of America and generated in 2004 $140 million gross revenue and employs approximately 900 people.

Assets	BBL own GAAP	Purchase accounting / IFRS entries	BBL in IFRS
Non-current assets
Intangible assets		5,035	5,035
Property, plant & equipment	11,833	3,652	15,484
Investments in equity accounted associates	26		26
Other investments	698		698
Deferred tax assets	2,343	(880)	1,463

Total non-current assets	14,900	7,807	22,707

Current assets
(Un)billed receivables	42,734		42,734
Cash and cash equivalents	13,222		13,222
	55,956		55,956
Total current assets

Total assets	70,956	7,807	78,663

Equity and liabilities

Long-term debt	4,259		4,259

Total non-current liabilities	4,259		4,259

Billing in excess of cost	8,131		8,131
Trade and other liabilities	38.471	958	39.429

Total current liabilities	46,602	958	47,559

Total equity and liabilities	50,860	958	51,818

Total net value	19,996	6,849	26,845

Recorded goodwill			41,450
Consideration paid			68,295

After payments not paid yet			(19,496)
Cash acquired			(13,222)
Net cash outflow			35,577

The afterpayment is withheld to cover for possible risks related to known indemnity issues and tax matters. Payment is most likely to occur 36 months after the closing, assuming that risks are mitigated.

Net income from BBL from closing till the end of 2005 amounted to € 2.0 million. For BBL the nature of the intangible asset acquired was the expected profits in the backlog. The estimated amortization period is between 2005 and 2010. The majority of the identifiable intangible assets were amortized in 2005 and 2006.

Related party transactions

From time to time the Company entered into related party transactions with associates. These transactions are conducted on an arm’s length basis with terms comparable to transactions with third parties. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated on consolidation and are not disclosed in this Note. In 2006, ARCADIS was not a party to any transaction or loan with other parties who hold at least 10% of the shares in ARCADIS.

In 2005 the transaction with the Lovinklaan Foundation was the only related party transaction (see Note 17).

In 2004, ARCADIS was not a party to any transaction or loan with other parties who hold at least 10% of the shares in ARCADIS.

Interests in jointly controlled entities

The group has a 50% interest in the jointly controlled entity ARCADIS Aqumen Facility Management BV and a 33.3% interest in the jointly controlled entity Biogás Energia Ambiental S.A. The financial statements of these jointly controlled entities are (in millions of euros):

	2006	2005
Non-current assets	8.6	5.6
Current assets	28.6	13.7
Total assets	37.2	19.3

Non-current liabilities	4.4	5.5
Current liabilities	27.7	10.1
Minority interest	—	—
Total liabilities	32.1	15.6

Gross revenue	89.0	46.5
Expenses	85.1	43.5

Remuneration of Executive Board and Supervisory Board

During the General Meeting of Shareholders in May 2006, two new members of the Executive Board were appointed.

In 2006, an amount of € 1,442,000 (2005: € 1,167,000, 2004: 1.298.000) was charged to the Company for remuneration of Executive Board members including pension charges. As flexible remuneration, 27,000 performance shares and 65,000 performance options were granted. In the schedule below, the different components of the remuneration for each Executive Board member are provided. For an explanation of the remuneration policy, please refer to the remuneration report included in this report.

amounts in thousands of euros unless otherwise stated

					Performance shares		Performance options
	Year	Salary(1)	Bonus(2)	Pension	Number	Amount(3)	Number	Amount(3)
Harrie Noy	2006	356		76	10,000	233	25,000	216
	2005	339	209	79	10,000	113	25,000	93
	2004	331	175	74	—	—	—
Michiel Jaski	2006	266		42	7,000	163	15,000	129
	2005	254	148	30	7,000	79	15,000	56
	2004	248	130	27	—	—	—	—
Ben van der Klift(4)	2006	168	—	17	5,000	117	12,500	108
Friedrich Schneider(4)	2006	137	—	22	5,000	117	12,500	108

1.          On July 1, 2006 the salaries of the members of the Executive Board were raised by 5% (2005: 5%, 2004: 0%).

2.          The bonus is based on the results achieved in 2006 2005, respectively 2004. This bonus is paid in 2007, 2006 respectively 2005.

3.          This amount will be charged over a 3-year period to the Company’s profit and loss account.

4.          The salaries mentioned are the amounts as of the date of appointment as members of the Executive Board (May 17, 2006).

Interests held by members of the Executive Board

The interests held in the share capital of ARCADIS N.V. by those who in 2006 were a member of the Executive Board are noted in the table below:

	December 31, 2005	December 31, 2006
Shares ARCADIS N.V.
Harrie L.J. Noy	34,122	37,305
C. Michiel Jaski	1,719	1,870
Ben A. van der Klift*	—	699
Friedrich M.T. Schneider*	—	—

Conditional shares ARCADIS N.V.**
Harrie L.J. Noy	10,000	20,000
C. Michiel Jaski	7,000	14,000
Ben A. van der Klift	—	5,000
Friedrich M.T. Schneider	—	5,000

* Ben A. van der Klift and Friedrich M.T. Schneider were appointed member of the Executive Board on May 17, 2006

** Amounts based on granting of 100% of the reference numbers, with maximal extention to 150%. Please refer to Note 17.

For description of the plan, please refer to the paragraph “long-term flexible remuneration” of Item 6B of this report.

Overview options outstanding to members of the Executive Board at December 31, 2006

	Option plan from year	Granted in	Granted		Exercise price	Exercised to date	Outstanding	Expiration
Harrie L.J. Noy	2001	2001	30,000		€9.20	30.000	—	05-22-2011
		2002	15,000		€10.79	—	15,000	05-15-2012
		2003	17,500		€8.93	—	17,500	05-13-2013
	2005	2005	25,000	*	€17.94	—	25,000	05-10-2015
		2006	25,000	*	€37.13	—	25,000	05-18-2016

C.Michiel Jaski	2001
		2002	10,000		€10.79	10,000	—	05-15-2012
		2003	14,000		€8.93	—	14,000	05-13-2013
	2005	2005	15,000	*	€17.94	—	15,000	05-10-2015
		2006	15,000	*	€37.13	—	15,000	05-18-2016

Ben A. van der Klift	2001	2003	12,285		€8.50	4,000	8,285	10-16-2013
		2005	9,000		€17.94	—	9,000	05-10-2015
	2005	2006	12,500	*	€37.13	—	12,500	05-18-2016

Friedrich M.T. Schneider	2005	2006	12,500	*	€37.13	—	12,500	05-18-2016

* Amounts based on granting of 100% of the referenced numbers, with maximal extention to 150%. Please refer to Note 17.

Currently, the Supervisory Board consists of six members. The joint fixed remuneration for 2006 totaled € 213,000 (2005:

€ 216,000), specified as follows.

Remuneration (in thousands of euros)	2006	2005

Rijnhard W.F. van Tets	49	50
Thomas M. Cohn	30	30
Carlos Espinosa de los Monteros	30	30
George R. Nethercutt (as of May 11, 2005)	28	13
Jan Peelen	30	30
Ross A. Webber (until May 17, 2006)	15	30
Gerrit Ybema	31	33

Shares and options held by members of the Supervisory Board

The interests held in the share capital of ARCADIS N.V. by those who during 2006 were members of the Supervisory Board are noted in the table below:

Shares ARCADIS N.V.	December 31, 2005	December 31, 2006
R.A. Webber*	1,130	130

* Mr. Webber resigned his position on the Supervisory Board on May 17, 2006 due to the completion of his third term as a board member.

Members of the Supervisory Board hold no ARCADIS options or shares.

OTHER INFORMATION

Profit allocation

Article 27 of the Articles of Association stipulates, among other things, that the Executive Board with the approval of the Supervisory Board shall annually propose which part of the profit shall be allocated to the reserves. The remaining part of the profit shall be at the disposal of the Annual General Meeting of Shareholders.

The Executive Board with the approval of the Supervisory Board proposes to present for acceptance to the Annual General Meeting of Shareholders to reserve an amount of € 24.6 million and distribute a dividend amount of € 20.3 million from the profits of the fiscal year 2006, amounting to € 44.9 million, which represents a dividend of € 1.00 per share.

(22)    Pension Plans

Under IFRS ARCADIS has for certain employees collective defined contribution pension plans which qualify as defined benefit plans under US GAAP. The benefits under these plans are based primarily on years of service and employees' compensation near retirement. The funding policy of the plans is consistent with local requirements. Obligations under the defined benefit plans are met by systematically depositing funds with the trustees or separate foundations, under insurance policies, or by financial statement accruals. The actuarial calculations are made with use of the Projected Unit Credit Method. Expected Return is a component of the determination of the pension expense. The difference between Actual Return and Expected Return will be amortized. The Net Gains or Losses Amortization has been included as a component of the annual expense for a year if, as of the beginning of the year, that cumulative net Unrecognized Gain or Loss exceeds 10% of the greater of the Plan Liability or value of Plan Assets. If amortization is required, the amortization is that excess divided by 15, being the long term expected average remaining working lives of the employees participating in the plan.

The Net Prior Service Costs Amortization resulting from a plan change is included as a component of the annual expense for the year. These costs are recognized in the first year of the plan change and every year thereafter. Prior Service Costs are recognized on a straight-line basis over the average period until the benefits become vested. If the benefits are vested immediately following the change to, a Projected Benefit plan, the Prior Service Cost is recognized immediately.

Pension costs included in the Consolidated Statements of Income as computed under IFRS for the plans that are considered to be defined benefit pension plans under US GAAP, amounted to € 12.7 million charge in 2006,  € 7.4 million charge in 2005 and  € 15.5 charge in 2004. Pension costs for these plans were computed in compliance with US GAAP in accordance with Financial Accounting Standards Board Statement No. 87, “Employer’s Accounting for Pensions” (FAS 87). The pension costs for the years ended December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004

Service cost-benefit earned during the period	13,847	15,277	13,200
Interest cost on projected benefit obligations	29,082	31,574	33,900
Expected return on plan assets	(40,157)	(35,230)	(36,600)
Net amortization , deferral and other	1,362	2,563	15,400
Net pension cost	4,134	14,184	25,900

Reconciliation of pension costs:

	2006	2005	2004

Employer contribution	12,723	20,533	15,500
Unused amounts of pension provisions	—	(13,100)	—
Net pension cost under IFRS	12,723	7,433	15,500
Net pension costs in compliance with US GAAP	4,134	14,184	25,900
Reconciling item of income before taxes	8,589	(6,751)	(10,400)

On September 29, 2006, Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension Plans and Other Postretirement Plans” (FAS 158) was issued. FAS 158 requires, amongst other things, the recognition of the funded status of each defined benefit pension plan, retiree health care and other postretirement benefit plans and post employment benefit plans on the balance sheet. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. The initial impact of the standard due to unrecognized prior service costs or credits and net actuarial gains or losses as well as subsequent changes in the funded status is recognized as a component of accumulated comprehensive loss in shareholders’ equity. Additional minimum pension liabilities (AML) and related intangible assets are also derecognized upon adoption of the new standard. FAS 158 requires initial application for fiscal years ending after December 15, 2006. We adopted FAS 158 as of December 31, 2006. The following table summarizes the incremental effect due to the initial adoption of FAS 158.

	US GAAP prior to Adoption of FAS 158	Adjustment	Post Adoption of FAS 158

Deferred tax assets	(19,242)	19,101	(141)
Prepaid benefit costs	89,790	(76,872)	12,918
Accrued benefit liability	(14,331)	1,965	(12,366)

Accumulated other comprehensive income/ (loss)	(18,343)	(55,806)	(74,149)

The funded status of these defined benefit pension plans for US GAAP purposes was as follows:

	2006		2005
	Assets exceed accumulated benefits	Accumulated benefits exceed assets	Assets exceed accumulated benefits	Accumulated benefits exceed assets

Change in Projected Benefit Obligation
Benefit Obligation at beginning of the year	653,844	70,913	634,200	63,100
Service cost	11,794	2,053	13,449	1,828
Interest cost	26,173	2,909	28,632	2,942
Plan participants’ contributions	3,638	811	3,188	764
Benefits paid	(29,523)	(2,023)	(29,206)	(2,002)
Actuarial (gain)loss, including changes in assumptions	35,784	(3,480)	3,581	4,281
Benefit obligation at end of the year	701,710	71,183	653,844	70,913

Change in plan assets
Fair value of plan assets at beginning of year	677,274	56,173	596,400	46,600
Actual return on plan assets	52,120	2,252	88,010	9,207
Employer contribution	11,119	1,604	18,882	1,604
Plan participants’ contributions	3,638	811	3,188	764
Benefits paid	(29,523)	(2,023)	(29,206)	(2,002)
Fair value of plan assets at end of year	714,628	58,817	677,274	56,173

Funded status at end of year	12,918	(12,366)	23,430	(14,740)
Unrecognized actuarial loss			44,324	315
Unrecognized prior service cost			13,138	403
Prepaid / accrued benefit costs			80,892	(14,022)

Classification of the net balances is as follows:
Prepaid benefit costs	12,918	—	80,892	—
Accrued benefit liability	—	(12,366)	—	(13,652)
Accumulated other comprehensive income	—	—	—	—
Prepaid benefit costs, net	12,918	(12,366)	80,892	(13,652)

Accumulated other comprehensive income before taxes
Unrecognized actuarial loss (gain)	65,045	(2,317)	n/a	n/a
Unrecognized prior service cost (income)	11,827	352	n/a	n/a
	76,872	(1,965)	n/a	n/a

The estimated actuarial loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are  € 0 million and  € 1.4 million, respectively.

The Accumulated Benefit Obligation (ABO) amounted to  € 668.8 million and  € 648.8 million at December 31, 2006 and 2005, respectively for defined benefit pension plans where assets exceed accumulated benefits and  € 67.3 million and  € 69.8 million at December 31, 2006 and 2005, respectively, for defined benefit pension plans where accumulated benefits exceed assets.

	2006	2005

Projected benefit obligation	772,893	724,757
Accumulated benefit obligation	736,135	718,673
Fair value of plan assets	773,445	733,447

The current portion of the Projected Benefit Obligation amounts to € 34.0 million.

The pension plan asset allocation for the years 2006 and 2005, and the target allocation for 2007 for the pension plan in the Netherlands by asset category are as follows:

	Target allocation 2007	Percentage of plan assets at December 31, 2006	Percentage of plan assets at December 31, 2005

Bonds
- Government	17.5%	14.3%	14.50%
- Credits	17.5	15.1	13.1
- High yield	5	4.7	4.7
Equity securities
- Mature markets	30.0	28.8	37.2
- Emerging markets	5.0	10.3	10.2
Real estate	20.0	12.1	8.6
Hedge funds	5.0	6.4	8.9
Other	—	8.3	2.8
Total	100%	100%	100%

The Pension Fund hedges 100% of strategic foreign exchange risks in dollars, pound and yen against the euro. Furthermore risk has been reduced by reducing the gap between the duration of the liabilities and the duration of the assets. Instruments that are in use are Interest Rate Swaps and Swaptions.

In 2005 and 2006, the Pension Fund evaluated the long-term investment strategy and formulated the new strategic asset mix that has been stated in the table above. In the Asset Liability Management Study the following assumptions were made for the expected returns (arithmetically, not geometrically calculated):

Category	Percentage

Bonds
- Government	3.8%
- Credits	4.2
- High yield	4.8
Equity securities
- Mature markets	8.3
- Emerging markets	11.7
Real estate	6.0
Hedge funds	5.5

Expected return	6.5

The overall expected long-term return is a weighted-average of the expected returns from the distinguished asset categories. The returns of the asset categories are not fully correlated.

The expected returns on bonds are based on rates in the interest rate swap market at the end of the third quarter 2006. The returns on equities are based on the bond return plus historical data based premium of 3% for the higher risk on equities. The returns on real estate are based on the bond return plus a premium of 2%. The expected return on hedge fund is the return on cash (3.2%) plus premium of 2.0%. The Pension Fund has decided to invest in “fund-of-fund” hedge funds with a very low tracking error. The fund-of-fund hedge funds invest in non-directional strategies in order to attain a diversification that leads to an investment portfolio with a low correlation to stock markets. The fund-of-fund hedge funds in which the Pension Fund invests realized returns that were higher than the assumed 5.2% in the Asset Liability Management Study.

Most of those assets were purchased and managed by investment funds of external investment managers: Robeco, Russell, Delta Lloyd, ING and Fagoed. Only a small part of the assets (2%) are managed by the fund itself.

In the course of 2007 the actual asset allocation will change in the direction of the target allocation by investing more in private real estate funds and by reducing Emerging Market Equities. At the beginning of 2007 the Pension Fund already increased its investments in Bonds towards the target allocation level.

The benefits that will be paid in the next 10 years are estimated as follows:

Benefits	Millions of €

2007	34
2008	34.9
2009	35.4
2010	35.5
2011	36.5
2012- 2016	202.2

In the next fiscal year (2007), the contribution to the plan is estimated at  € 12.2 million.

The components of net periodic benefit cost year (net of plan participants contributions) are as follows:

	2007	2006

Service cost-benefit earned during the period	14,215	13,847
Interest cost on projected benefit obligations	35,982	29,082
Expected return on plan assets	(49,540)	(40,157)
Net amortization , deferral and other	1,362	1,362
Net pension cost	2,019	4,134

The obligations with respect to pension plans were determined using the following rates:

	2006	2005

Discount rate	4.65%	4.00%
Assumed long-term rate of compensation increase	2.25	2
Expected long-term rate of return on plan assets	6.5	5.5
Benefit revaluation (inactives)	2	1.09

Yield curves of 2006 are based upon state bonds published by the German National Bank and yield credit (rating AA- and higher) spreads published by iBoxx with maturities corresponding to our benefit obligations were used to develop discounts rates at each measurement date. Yield curves of 2005 are based upon state bonds published by the Dutch National Bank and yield credit (rating AA- and higher) spreads published by J.P. Morgan with maturities corresponding to our benefit obligations were used to develop discounts rates at each measurement date.

Plan assets principally consist of long-term interest earning, investments quoted and listed securities, and real estate assets.

The principal defined benefit plans referred to above cover approximately 20% of ARCADIS employees. The remaining plans primarily represent defined contribution plans. Expenses for these plans totaled  € 6.4 million in 2006 and  € 5.9 million in 2005 under both IFRS and U.S. GAAP.

Due to the increase of stock markets in 2005, the value of plan assets exceeded the accumulated benefit obligation for the defined benefit pension plan for Dutch employees excluding employees of PRC. For the defined benefit plan for the employees of PRC the accumulated benefit obligation for the defined benefit plan exceeded the value of plan assets. As a consequence, the Company recognized in 2005 additional provisions for minimum pension liabilities. This provision amounted to € 13.7 million. Before the adoption of FAS 158, this provision decreased to  € 8.5 million. Due to the adoption of FAS 158 as of December 31, 2006 provisions for minimum pension liabilities are no longer recognized, however is recognized in 2006 in comprehensive income before adoption of FAS 158.

(23) Application of Generally Accepted Accounting Principles in the United States of America

The International Financial Reporting Standards (IFRS) applied in the preparation of the Consolidated Financial Statements of ARCADIS N.V. differ in some respects from those generally accepted in the United States of America (U.S. GAAP). Those differences which have a material effect on net income and/or shareholders’ equity are as follows:

(a) Under U.S. GAAP, the excess of the purchase price over the fair value of identifiable net assets acquired (“goodwill”) is capitalized. Prior to the adoption of FAS 141, “Business Combinations” and FAS 142, “Goodwill and Other Intangible Assets”, goodwill was amortized over its estimated useful life ranging between 10 and 25 years. Since the adoption of SFAS 141, which applies to all business combinations completed after June 30, 2001, and the adoption of SFAS 142, which applies to all existing goodwill since January 1, 2002, goodwill is no longer amortized, but an annual impairment test is performed on the remaining unamortized goodwill. The Company’s measurement date for its annual impairment test is December 31, 2006. At year-end 2006, goodwill for U.S. GAAP purposes exceeded the amount capitalized under IFRS by € 30.4 million, compared to  € 33.2 million at the end of 2005. From 2004 onward IFRS is applied in the preparation of the Consolidated Financial Statements of ARCADIS N.V. and from then goodwill is no longer amortized, but an annual impairment test is performed on the remaining unamortized goodwill.

Under IFRS ARCADIS has by the end of 2006 capitalized € 8,756 goodwill for contingent payments for acquisitions that are performance dependent. Under U.S. GAAP this goodwill would not be capitalized until the contingency is resolved.

The total amount of capitalized goodwill for the years 2006 and 2005 is as follows:

Capitalized goodwill	2006	2005

Capitalized under IFRS	139,433	115,983
Capitalized goodwill for performance dependent after payments	(8,756)	(7,270)
Included in reconciliation of Equity	39,194	40,469
Total capitalized goodwill under US GAAP	169,871	149,182

The allocation of capitalized goodwill for the years 2006 and 2005 by reportable segment is as follows:

	2006	2005

The Netherlands	32,646	30,751
United States	83,536	76,122
Europe excluding the Netherlands	44,609	33,641
Rest of world	9,080	8,668
Total	169,871	149,182

(b) Pension costs included in the Consolidated Statements of Income are computed in accordance with IFRS. At December 31, 2006 ARCADIS only has pension plans that qualify as Defined Contribution plans under IFRS.

Under U.S. GAAP certain pension plans qualify as defined benefit plans. The service costs for the defined benefit pension plans are based on calculations using actuarial assumptions which, among others, include estimated future salary increases and estimated employee turnover related to resignations, dismissals and disability, and the present value is calculated by applying a discount rate of 4.65% for 2006, 4.00 for 2005 and 4.50% for 2004. Moreover, net periodic pension costs are reduced by credits, if any, representing amortization of overfunding of the Fund, which is calculated by valuing plan assets at fair market value.

The difference between the pension cost determined under FAS 87 (U.S. GAAP) and the one determined under IFRS is shown in Note 22.

(c) Under IFRS, net deferred tax liabilities are classified as noncurrent assets or liabilities. Under U.S. GAAP, deferred tax liabilities are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting. Deferred tax assets related to carryforwards are classified according to the expected reversal date of the carryforward.

(d) The company AAFM B.V. (Netherlands) in which ARCADIS holds a 50% interest and the company Biogás Energia Ambiental S.A. (Brasil) in which ARCADIS holds a 33.33% interest are included in the consolidated financial statements over 2006 and 2005 on a proportional basis in conformity with IFRS. In the revenue and income of 2005, also the 50% interest in Grupo EP was included (interest was sold as per June 2005).

Under U.S. GAAP, the investment in a joint venture should be accounted for under the equity method. This departure from U.S. GAAP would have no effect on shareholders’ equity and net income. The financial statements prepared in conformity with IFRS include the following amounts in respect of those investments:

Pro rata summarized financial information	2006	2005

Current assets	13,769	6,727
Non-current assets	3,050	1,898
Total assets	16,819	8,625
Current liabilities	13,533	5,012
Non-current liabilities	1,478	1,842
Minority interest	—	—
Total liabilities	15,011	6,854
Shareholders’ Equity	1,808	1,771
Gross revenue	43,649	51,351
Group income from operations	1,299	1,883

(e) The gross revenue, net income and basic net income per share of 2006, 2005 and 2004 was influenced by discontinued operations as follows:

Influence of discontinued operations	2006	2005	2004

Gross revenue of continuing operations	1,189,394	920,584	796,936
Gross revenue of discontinued operations	—	5,315	18,959
Net income of continuing operations	54,077	24,318	14,062
Net income of discontinued operations	—	3,796	979
Basic net income per share from continuing operations	2.67	1.2	0.7
Basic net income per share from discontinued operations	—	0.19	0.05

(f) Under IFRS, the balance sheet item Cash and Cash equivalents includes an amount of  € 0.2 million at December 31, 2006 ( € 0.3 million at December 31, 2005) which is restricted for payments of taxes and social securities, and therefore not freely available. Restricted amounts would not be included in cash and cash equivalents under U.S. GAAP.

(g) Under IFRS, the balance sheet item Other long-term liabilities includes an amount € 4.0 million at December 31, 2005 which under U.S. GAAP would be classified as current liabilities. This difference did not exist as of December 31, 2006.

Reconciliation of Net Income

	2006	2005	2004

Net income in accordance with IFRS	44,936	33,414	22,176
Adjustments:
Pensions (b)	8,589	(6,751)	(10,400)
Income tax effect of above adjustments	(2,542)	1,939	3,276
Option costs (h)	—	—	239
Effect from change in tax rate	3,094	(488)	(250)
Net income in accordance with U.S. GAAP	54,077	28,114	15,041
Basic net income per common share in accordance with U.S. GAAP	2.67	1.39	0.75
Diluted net income per common share in accordance with U.S. GAAP	2.57	1.35	0.74
Basic weighted average number of shares of common stock in accordance with U.S. GAAP (in thousands)	20,234	20,261	20,140
Diluted weighted average number of shares of common stock in accordance with U.S. GAAP (in thousands)	21,074	20,817	20,417

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

(h) In accordance with IFRS, IFRS 2, “Share Based Payment”, has been applied for 2004, 2005 and 2006. As of 2005, the Company has elected to apply FAS 123R, “Share Based Payment”, as a result of which there no longer is any material difference with IFRS 2.

Under IFRS 2, a deferred tax asset is calculated each period to reflect the amount of tax deduction that the Company would receive if the stock option awards were tax deductible in the current period based on the current market price of the stock. However, under FAS 123 R, the measurement of deferred tax asset is not adjusted for the tax deduction inherent in the current fair value of the Company’s stock price. The increase in current market price of the Company’s stock resulted in an excess tax benefit of € 3,097 (€ 1,960 at December 31, 2005) recognized in shareholders equity under IFRS at December 31, 2006, which was reversed under U.S. GAAP.

Reconciliation of Shareholders’ Equity

	2006	2005	2004

Shareholders’ equity in accordance with IFRS	188,881	176,203	136,371
Adjustments to reported shareholders’ equity, net of tax:
Goodwill (a)	39,194	40,469	38,894
Pensions (b)	552	67,239	(25,055)
Deferred tax assets related to options	(3,097)	(1,960)	—
Income tax effect of above adjustments	(141)	(19,902)	8,125
Shareholders’ equity in accordance with U.S. GAAP	225,389	262,049	158,335

Roll forward of Shareholders’ equity in accordance with U.S. GAAP

Balance at January 1, 2004	173,299
Net income 2004	15,041
Dividends declared	(9,647)
Own share purchase for granted options	(158)
Exercises of options	704
Issuance of shares of common stock	1,667
Pensions	(15,021)
Foreign currency translation adjustment	(7,550)

Balance at December 31, 2004	158,335

Net income 2005	28,114
Dividends declared	(9,745)
Own share purchase for granted options	(6,562)
Exercises of options	2,624
Option costs and taxes	1,527
Pensions	69,727
Foreign currency translation adjustment	11,520
Additional paid-in capital	6,509

Balance at December 31, 2005	262,049

Net income 2006	54,077
Dividends declared	(13,378)
Own share purchase for granted options	(17,596)
Exercises of options	4,611
Option costs and taxes	7,030
Pensions	(55,806)
Foreign currency translation adjustment	(15,598)

Balance at December 31, 2006	225,389

Comprehensive income

Comprehensive income/(loss) encompasses all changes in shareholders’ equity (except those arising from transactions with owners). The comprehensive income and accumulated other comprehensive income as shown below, are presented based on U.S. GAAP numbers, and for the years ended December 31, 2006, 2005 and 2004 were as follows:

		Accumulated other
	comprehensive	Comprehensive
	Income (net of tax)	income/ (loss)
Balance - January 1, 2004		(61,637)
Comprehensive income	15,041
Net income	(14,933)	(14,933)
Provision for minimum pension liability	(7,550)	(7,550)
Foreign currency translation	59	59
Other changes	(7,383)
Comprehensive income (loss)

Balance - December 31, 2004		(84,061)
Comprehensive income
Net income	28,114
Provision for minimum pension liability	69,727	69,727
Foreign currency translation	11,520	11,520
Other changes	69	69
Comprehensive income	109,430

Balance - December 31, 2005		(2,745)
Comprehensive income
Net income	54,077
Foreign currency translation	(15,598)	(15,598)
Comprehensive income (loss)	38,478

The effect of the initial application of SFAS 158		(55,806)

Balance - December 31, 2006		(74,149)

Provision for pension liability includes tax effects charged/added directly to shareholders’ equity of € 19.1 million (added) for the year ended December 31, 2006 and € 29.3 million (charged) in 2005.

Foreign currency translation adjustments have no tax effect.

New accounting pronouncements

The following new accounting pronouncements may have an impact on the Company future adoption. Management’s current position according to these new accounting pronouncements is that we are still evaluating the impact.

In September 2006 the FASB issued FAS 157, Fair Value Measures, (FAS 157). This statement enhances the guidance for using fair value to measure assets and liabilities. FAS 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including and Amendment to FAS No. 115” (FAS 159). This standard permits entities to measure certain financial instruments and other certain items at fair value. The fair value option established by this standard permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses in income on items for which the fair values option has been elected at each subsequent reporting period. The fair value option election is irrevocable, unless a new election date occurs. FAS No. 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity’s election on earnings, but does not eliminate disclosure requirements of other accounting standards.

In June 2006, the FASB issued FASB interpretation No. 48, “Accounting for Uncertainty in Income taxes an interpretation of FASB Statement No. 109, Accounting for Income Taxes”. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

(24) Disclosures about Fair Value of Financial Instruments

In view of the short-term turnaround times involved, the book value of cash and cash equivalents, receivables and current liabilities approximates fair value.

The fair value of ARCADIS’ long term debt does not materially differ from the carrying value because the outstanding long-term debt has floating interest rates.

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

4.6	Heidemij N.V. 1996 Incentive Plan. (Incorporated herein by reference from Exhibit 4.1 of ARCADIS N.V.’s Registration Statement on Form S-8, filed on January 14, 1997).

4.7	Heidemij N.V. 1994 Incentive Plan (Incorporated herein by reference from Exhibit 4.3 of ARCADIS N.V.’s Registration Statement on Form S-8, filed on March 11, 1994).

4.8	ARCADIS N.V. 2005 Long-Term Incentive Plan. (Incorporated herein by reference from Exhibit 4.8 of ARCADIS N.V.’s Annual Report on Form 20-F for the year ended December 31, 2005)

4.9

Employment Agreement, dated January 17, 2006, by and between ARCADIS N.V. and Friedrich Schneider. (Incorporated herein by reference from Exhibit 4.9 of ARCADIS N.V.’s Annual Report on Form 20-F for the year ended December 31, 2005)

4.10

Employment Agreement, dated April 4, 2006, by and between ARCADIS N.V. and Ben A. van der Klift. (Incorporated herein by reference from Exhibit 4.10 of ARCADIS N.V.’s Annual Report on Form 20-F for the year ended December 31, 2005)

8.1	Subsidiaries of ARCADIS N.V. as of December 31, 2006.

11.1	ARCADIS General Business Principles (Incorporated herein by reference from Exhibit 11.1 of ARCADIS N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003).

12.1	Certificate of Principal Executive Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Principal Financial Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1	Certificate of Principal Executive Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.2	Certificate of Principal Financial Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Dated: May 15, 2007	By:	/s/ Harrie L.J. Noy
Harrie L.J. Noy
Chairman of the Executive Board

INDEX OF EXHIBITS

Exhibit No.	Exhibit Description
8.1	Subsidiaries of ARCADIS N.V. as of December 31, 2005.

12.1	Certificate of Principal Executive Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Principal Financial Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1	Certificate of Principal Executive Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.2	Certificate of Principal Financial Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Independent Registered Public Accounting Firm.